Form 10-K405, Exhibit 13
period 1994-12-31
AFLAC INC
filed 1995-03-28
CIK 4977

                                EXHIBIT 13

                               EXHIBIT 13

The following information is contained in the 1994 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1994 Form 10-K have been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.

                                PART II

ITEM 5.  (a) Market Information:

The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1994, are as follows:

                      Quarterly Common Stock Prices

   1994                  High              Low             Close
- --------------------------------------------------------------------
4th Quarter          $  34.38          $  32.00         $  32.00
3rd Quarter             36.13             32.50            34.13
2nd Quarter             34.88             29.00            33.75
1st Quarter             31.88             25.25            30.75



   1993
- --------------------------------------------------------------------
4th Quarter          $  32.75          $  24.75         $  28.50
3rd Quarter             34.00             27.88            32.25
2nd Quarter             32.20             27.60            28.38
1st Quarter             29.50             26.40            28.80

   1992
- --------------------------------------------------------------------
4th Quarter          $  27.90          $  23.50         $  27.60
3rd Quarter             27.20             23.00            25.20
2nd Quarter             24.30             19.20            24.20
1st Quarter             26.30             21.50            22.00















                                 EXH 13-1

ITEM 5.  (b)  Holders:
                              1994              1993             1992
- ---------------------------------------------------------------------------
Number of common
 shares outstanding        99,636,431       103,471,417      103,014,646
Number of registered
 common shareholders           34,628            27,866           24,474
Approximate number of
 common shareholders           67,500            51,500           43,800



ITEM 5.  (c)  Quarterly cash dividends:

                                1994             1993
                               ------           ------
   4th Quarter                 $.115            $.10
   3rd Quarter                  .115             .10
   2nd Quarter                  .115             .10
   1st Quarter                  .10              .088





For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning the balance sheet, presented in this Exhibit 13 on page 13-14, and Note 10, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-45.



























                                 EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In thousands, except for per share):
For the Year                                        1994          1993          1992         1991          1990
Revenues:
    Premiums, principally supplemental health   $ 5,180,732   $ 4,225,390   $ 3,369,201  $ 2,765,349  $ 2,259,122
    Net investment income                           838,825       689,272       533,166      431,315      340,966
    Realized investment gains (losses)                  (58)        2,937        (3,264)      (1,451)         407
    Other income                                     91,259        83,019        87,369       87,456       77,859
                                                 ----------    ----------    ----------   ----------   ----------
            Total revenues                        6,110,758     5,000,618     3,986,472    3,282,669    2,678,354
                                                 ----------    ----------    ----------   ----------   ----------
Benefits and expenses:
    Benefits and claims                           4,256,541     3,423,297     2,692,353    2,188,817    1,759,191
    Expenses                                      1,349,881     1,148,937       969,575      829,160      702,763
                                                 ----------    ----------    ----------   ----------   ----------
            Total benefits and expenses           5,606,422     4,572,234     3,661,928    3,017,977    2,461,954
                                                 ----------    ----------    ----------   ----------   ----------
            Pretax earnings                         504,336       428,384       324,544      264,692      216,400
Income taxes                                        211,546       184,495       141,177      116,008       99,214
                                                 ----------    ----------    ----------   ----------   ----------
            Net earnings                        $   292,790   $   243,889(1)$   183,367  $   148,684  $   117,186
                                                 ==========    ==========    ==========   ==========   ==========
- ------------------------------------------------------------------------------------------------------------------
Per Common Share
Net earnings                                    $      2.84   $      2.32(1)$      1.79  $      1.46  $      1.15
Cash dividends                                          .445          .388          .344         .296         .264
Shareholders' equity                                  17.58         13.20         10.50         9.04         7.77
Price range:                High                $     36.13   $     34.00   $     27.90  $     24.90  $     15.40
                            Low                       25.25         24.75         19.20        14.30         9.70
                            Close                     32.00         28.50         27.60        23.90        15.30
Price/earnings ratio:*      High                      12.7x         14.8x         15.6x        17.1x        13.4x
                            Low                        8.9          10.8          10.7          9.8          8.4
Common shares used for EPS                          103,101       105,201       102,544      101,980      101,719
- ------------------------------------------------------------------------------------------------------------------
At Year-End
Assets:
    Investments and cash                        $15,993,768   $12,469,140   $ 9,461,341  $ 8,056,657  $ 6,269,478
    Other                                         4,293,311     2,973,546     2,440,033    2,087,843    1,765,354
                                                 ----------    ----------    ----------   ----------   ----------
            Total assets                        $20,287,079   $15,442,686   $11,901,374  $10,144,500  $ 8,034,832
                                                 ==========    ==========    ==========   ==========   ==========
Liabilities and shareholders' equity:
    Policy liabilities                          $16,006,607   $12,065,471   $ 9,350,241  $ 7,877,941  $ 6,202,912
    Notes payable                                   184,901       122,062       125,800      138,810      157,738
    Income taxes, primarily deferred              1,392,441       950,278       848,514      768,515      684,118
    Other liabilities                               951,363       939,251       494,937      435,745      199,098
    Shareholders' equity                          1,751,767     1,365,624     1,081,882      923,489      790,966
                                                 ----------    ----------    ----------   ----------   ----------
            Total liabilities and
               shareholders' equity             $20,287,079   $15,442,686   $11,901,374  $10,144,500  $ 8,034,832
                                                 ==========    ==========    ==========   ==========   ==========
- ------------------------------------------------------------------------------------------------------------------
                                                      EXH 13-3

Supplemental Data
Operating earnings**                            $   293,053    $ 241,654(1) $   183,426  $   148,076  $   116,976
Operating earnings per share**                  $      2.84    $    2.30(1) $      1.79  $      1.46  $      1.15
Pretax profit margin**                                 8.3%         8.5%           8.2%         8.1%         8.1%
After-tax profit margin**                              4.8%         4.8%(1)        4.6%         4.5%         4.4%
Operating return on equity***                         20.4%        19.9%(1)       18.4%        17.3%        15.7%
Yen/dollar exchange rate at year-end                  99.85       112.00         124.70       125.25       134.60
Average yen/dollar exchange rate                     102.26       111.21         126.67       134.52       144.83


Notes:  (1)  Excludes gain of $11,438 ($.11 per share) from cumulative effect of accounting changes in 1993;
        (*)  Based on operating earnings.
        (**) Excludes realized investment gains/losses, net of tax.
        (***)Excludes realized investment gains/losses and unrealized gains on securities available for sale, net.

For segment and foreign information, see Management's Discussion and Analysis of Financial Condition and Results of Operations,
and Note 2 of Notes to the Consolidated Financial Statements.


































                                                      EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     AFLAC Incorporated (the "Parent Company") and its subsidiaries (the "Company") achieved record-setting results during each of the three years from 1992 through 1994.

     The Company's primary business activity is supplemental health insurance, which is marketed and administered primarily through American Family Life Assurance Company of Columbus (AFLAC). The Company's operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two principal markets for the Company's insurance operations. AFLAC Japan and AFLAC U.S. are the primary components for this discussion and analysis, due to their significance to the Company's consolidated financial condition and results of operations.

     The following discussion of earnings comparisons excludes a gain of $11.4 million, or $.11 per share, from the cumulative effect of accounting changes from the required adoption of three new Statements of Financial
Accounting Standards (SFAS) in the first quarter of 1993.   For additional
information on these accounting changes, see Note 1 of Notes to the Consolidated Financial Statements.



































                                 EXH 13-5

RESULTS OF OPERATIONS

     The following table sets forth the pretax operating earnings by business components for the periods shown and the percentage change from the prior periods.

            SUMMARY OF OPERATING RESULTS BY BUSINESS COMPONENT
                             (In millions)

                           Percentage change            Years ended
                           over previous year           December 31,
                           ------------------     ------------------------
                             1994     1993          1994    1993    1992
                           ------------------     ------------------------
Insurance operations(excluding
 realized investment gains and
 losses):

  AFLAC Japan..............  18.2%    25.6%      $471.4   $398.9   $317.7

  AFLAC U.S................  20.1     20.1         90.2     75.1     62.5

  Other foreign ...........                        (1.5)    (7.8)   (13.8)
                                                  -----    -----    -----
   Total insurance           20.1     27.2        560.1    466.2    366.4

Realized investment
 gains (losses)............                         (.1)     2.9     (3.3)

Broadcast division.........  28.1       .8         17.2     13.4     13.3

Interest expense,
 noninsurance operations...                        (9.9)    (8.1)    (8.5)

Capitalized interest,
 building construction.....                         2.4      8.8      4.5

Parent company, other
 operations and
 eliminations.............. (19.2)   (14.3)       (65.4)   (54.8)   (47.9)
                                                  -----    -----    -----
  Earnings before income
   taxes and cumulative
   effect of accounting
   changes.................  17.7     32.0        504.3    428.4    324.5

Income taxes...............  14.7     30.7        211.5    184.5    141.1
                                                  -----    -----    -----
  Earnings before cumulative
   effect of accounting
   changes.................  20.1     33.0        292.8    243.9    183.4

Cumulative effect of
 accounting changes........                           -     11.4        -
                                                  -----    -----    -----
  Net earnings.............                      $292.8   $255.3   $183.4
                                                  =====    =====    =====

                                 EXH 13-6

     Net earnings before the cumulative effect of accounting changes increased in each of the three years from 1992 to 1994. The increases reflected strong earnings from our core insurance operations in Japan and the U.S., reduced losses in other foreign operations in 1994 and 1993, improved earnings in the AFLAC Broadcast Division in 1994, an expanded profit margin at AFLAC U.S. due partially to additional investment income from profit repatriations, and reduced income tax expense in 1994 resulting from a tax rate reduction in Japan. Partially offsetting the increases were higher loss ratios for AFLAC Japan and higher corporate expenses. Additionally, 1994 net earnings were unfavorably affected by increased interest expense from the Company's stock repurchase program and less capitalized interest on construction of the Company's administrative office building in Japan.

     The increases in reported results in U.S. dollars for AFLAC Japan and consolidated earnings from 1992 through 1994 were aided by favorable currency translations from yen to dollars. The continued strength of the Japanese yen caused our yen-based earnings to be translated for reporting purposes into a greater amount of dollars during the three-year period when compared with the results for each preceding year. The strengthening of the yen benefited operating earnings (excluding realized investment gains/losses) by approximately $.19 per share in 1994, $.24 per share in 1993 and $.08 per share in 1992. Excluding the benefit of the stronger yen, operating earnings per share increased 15.2%, 15.1% and 17.1% for the years ended December 31, 1994, 1993 and 1992, respectively.

     AFLAC Japan's pretax operating earnings (excluding realized investment gains/losses) in yen increased 8.5%, 10.2% and 13.1% for the years ended December 31, 1994, 1993 and 1992, respectively. The reported U.S. dollar results for AFLAC Japan were affected by the increasingly favorable cumulative-average yen-to-dollar exchange rates of 102.26 in 1994, 111.21 in 1993 and 126.67 in 1992. As a result, percentage increases in U.S. dollars for AFLAC Japan's pretax operating earnings were 18.2% in 1994, 25.6% in 1993 and 20.0% in 1992.

    During the last three years, the Company's pretax operating earnings have benefited from the capitalization of interest costs of $2.4 million in 1994, $8.8 million in 1993 and $4.5 million in 1992 associated with the construction of an administrative office building in Japan. Capitalization of interest ceased at the end of the first quarter of 1994 due to the completion of the building. Consolidated interest expense before such capitalization was $13.5 million in 1994, $10.6 million in 1993 and $10.4 million in 1992. Interest expense for 1994 includes $2.6 million related to the share repurchase program.

     AFLAC Japan repatriated profits to AFLAC U.S. of $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. The profit transfers to AFLAC U.S. adversely impact AFLAC Japan's investment income. However, repatriation benefits consolidated operations because higher investment yields can be earned on funds invested in the United States. Also, income tax expense is presently lower on investment income earned in the United States. Management estimates that these transfers during 1992 through 1994 have benefited consolidated net earnings by $7.4 million in 1994, $3.3 million in 1993 and $.8 million in 1992.

     The Company's effective income tax rates were 41.9% in 1994, 43.1% in 1993 and 43.5% in 1992. During the first quarter of 1994, the Japanese government enacted new tax legislation that terminated the extension of a

                                 EXH 13-7
temporary special corporate tax of .9% on taxable income in Japan. This tax was previously scheduled to expire at December 31, 1994. This tax rate reduction decreased income tax expense by approximately $4.0 million for 1994. The other changes in the effective tax rates for the three-year period from 1992 through 1994 were principally due to changes in the mix of the contributions from the Company's business components. Most of the Company's income tax expense represented Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3% for 1994, and 46.2% for both 1993 and 1992. For U.S. income tax purposes, worldwide earnings are taxed under the alternative minimum tax basis at a rate of 20%, less available foreign tax credits. Under the alternative minimum tax basis, the use of foreign tax credits is more restrictive than under the regular tax basis.

     In February 1994, the board of directors authorized the purchase of up to 4.6 million shares of AFLAC Incorporated common stock on the open market. As of December 31, 1994, 4.2 million shares had been purchased under the buyback program. The program increased 1994 earnings per share by an immaterial amount. In early 1995, the board of directors authorized the purchase of an additional 4.6 million shares.


INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan, a branch of AFLAC and the principal contributor to the Company's earnings, is the fourth largest life insurance company in Japan in terms of individual policies in force.

     AFLAC Japan transferred profits to AFLAC U.S. in the amounts of $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. These transfers distorted comparisons of operating results between years. The AFLAC Japan summary of operations table on the following page presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds repatriated to AFLAC U.S. during 1992 through 1994.






















                                 EXH 13-8

                              AFLAC JAPAN
                      SUMMARY OF OPERATING RESULTS

                                                In Dollars
(In millions)                          1994        1993         1992
                                    -----------------------------------
Premium income....................  $4,370.7    $3,484.0     $2,681.9
Investment income, as adjusted*...     766.0       622.4        472.3
Other income                             2.8         1.8          1.4
                                     -------     -------      -------
 Total revenues, as adjusted*.....   5,139.5     4,108.2      3,155.6
                                     -------     -------      -------
Benefits and claims...............   3,752.8     2,957.4      2,257.4
Operating expenses................     902.9       746.7        579.5
                                     -------     -------      -------
 Total benefits and expenses         4,655.7     3,704.1      2,836.9
                                     -------     -------      -------
  Pretax operating earnings, as
   adjusted*......................     483.8       404.1        318.7

Investment income applicable to
 profit repatriations.............     (12.4)       (5.2)        (1.0)
                                     -------     -------      -------
  Pretax operating earnings.......  $  471.4    $  398.9     $  317.7
                                     =======     =======      =======
- ------------------------------------------------------------------------
                              In Dollars                  In Yen
                         1994    1993    1992      1994    1993    1992
                         --------------------      --------------------
Percentage increases
 over previous year:
  Premium income.......  25.5%   29.9%   24.9%     15.4%   14.1%   17.6%
  Investment income*...  23.1    31.8    25.3      13.1    15.7    18.0
  Total revenues*......  25.1    30.2    24.9      15.0    14.3    17.7
  Pretax operating
   earnings*...........  19.7    26.8    20.4      10.0    11.3    13.5

  Pretax operating
   earnings............  18.2    25.6    20.0       8.5    10.2    13.1
- ------------------------------------------------------------------------

                                                   In Dollars
                                          1994        1993        1992
                                        -------------------------------
Ratios to total revenues, as adjusted:*
  Benefits and claims................     73.0%       72.0%       71.5%
  Operating expenses.................     17.6        18.2        18.4
  Pretax operating earnings..........      9.4         9.8        10.1

Ratio of pretax operating earnings
  to total reported revenues.........      9.2         9.7        10.1

=======================================================================
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $12.4 million in 1994, $5.2 million in 1993 and $1.0 million in 1992, foregone due to profit repatriations.

                                 EXH 13-9

     The percentage increases in premium income in yen reflect the growth of premiums in force. The increases in annualized premiums in force of 14.5% in 1994, 13.2% in 1993 and 15.9% in 1992 reflect the high persistency of our business, sales of new policies and conversions of existing policies to policies with higher benefits and premiums. New annualized premiums from sales and conversions were: $680.9 million in 1994, up 18.2% (10.0% in yen); $576.1 million in 1993, up 6.3% (a decline of 7.5% in yen); and $542.2 million in 1992, up 17.5% (10.3% in yen). Sales in the first half of 1994 were strong due to intensified efforts by our sales associates to sell the cancer policy before a scheduled premium rate increase. As anticipated, sales leveled out in the second half of the year. The 1993 decline in new annualized premium sales in yen principally resulted from a slowdown in the conversion program of older cancer plans to the Super Cancer plan.
Management believes sales during the last three years have also been affected by reduced consumer disposable income resulting from the troubled Japanese economy.

     The Super Cancer plan, which was introduced in 1990, accounted for 65.6% of cancer insurance premiums in force at December 31, 1994, compared with
55.9% and 44.1% at December 31, 1993 and 1992, respectively.   Total new
annualized premiums from cancer policy sales and conversions, and percentage changes from the prior year, were: $561.1 million in 1994, up 20.4% (12.3% in yen); $466.2 million in 1993, down 3.7% (a decline of 16.2% in yen); and $484.2 million in 1992, up 17.1% (10.0% in yen). A scheduled premium rate increase for the Super Cancer product was effective in July 1994. The increase raised average premium rates approximately 16% on all cancer insurance policies sold after July 1, 1994. Since the premium increases apply to new policies only, the Company does not expect any adverse impact on persistency of existing policies.

      New annualized premiums from the sale of Super Care policies totaled $114.5 million in 1994, or 18.1% of new annualized premium sales, compared with $105.2 million in 1993 and $34.0 million in 1992. Super Care sales for 1994 in yen were flat compared with 1993, due to the emphasis sales associates placed on selling cancer policies before the rate increase. Super Care policies accounted for 4% of total annualized premiums in force as of December 31, 1994. The premiums on Super Care new issues were increased by an average of 10% in November 1993. The Company anticipates implementing a similar increase in the fourth quarter of 1995. The Company has filed two new products for approval and introduction in 1995. The first product is a medical expense policy similar to a U.S. hospital indemnity policy. It provides benefits for daily hospital confinement and surgery, as well as a death benefit. The second product is a life insurance product with living benefit features.

     Investment income, which is affected by available cash flow from operations and investment yields achievable on new investments, continually increased during the three-year period from 1992 to 1994 despite investment yields that have been steadily decreasing. The new money rates were 5.17% for 1994, 5.55% for 1993 and 6.17% for 1992. The cumulative effect of the lower investment yields is reflected in the overall rate of return (net of investment expenses) on AFLAC Japan's average invested assets at amortized cost. This return was 6.00% in 1994, compared with 6.16% in 1993 and 6.22% in 1992.

     In declining yield environments, the Company may use forward purchase agreements to secure current investment yields. At December 31, 1993,

                                 EXH 13-10
outstanding purchase commitments for fixed-maturity securities amounted to $657.5 million, with an average yield to maturity of 4.80%. As of December 31, 1994, there were no forward commitments. Additional investments in AFLAC Japan's dollar-denominated bond portfolio and Euroyen private placements were made during 1994 in an effort to obtain the highest investment yields available within the Company's safety parameters. The Company continued to seek the highest investment yields available in longer-maturity securities without sacrificing investment quality. The weighted average period to maturity of fixed-maturity securities at December 31, 1994, was 10.7 years, compared with 11.0 years at December 31, 1993.

      Funds available for investment during the three-year period were reduced by the annual profit repatriations discussed above and expenditures of $173.5 million in 1994, $94.4 million in 1993 and $84.3 million in 1992 for the construction of the administrative office building in Tokyo.

     During the same three-year period, the benefit ratio increased, and the operating expense ratio declined slightly. The increase in the benefit ratio reflects the strengthening of policy liabilities to provide for lower assumed interest rates and the continued increase in claims experience due to fewer policy lapses. The Company's annual claims experience studies continue to support the current reserving assumptions.

     The Japanese government recently passed a package of tax reform bills centering on an increase in the consumption tax, which is similar to a sales tax in the United States. The consumption tax, which was enacted in 1989, will increase from the current rate of 3% to 5% effective April 1, 1997. AFLAC Japan currently incurs consumption tax on agents' commissions. Had the rate increase been enacted effective January 1, 1994, pretax earnings would have been reduced by approximately $16 million ($9 million after tax). Management is currently exploring means to mitigate the impact of this tax increase.

     In January 1995, there was a major earthquake in Kobe, Japan. While the earthquake may temporarily disrupt general business conditions, management does not expect a material effect on policy claims or business operations in Japan.

     Even with Japan's economic slowdown, the Company believes the market for supplemental insurance remains bright. Demand for the Company's products in Japan has continued, and the Company remains optimistic about increasing penetration within existing groups, opening new accounts and developing new supplemental products for the Japanese market.


INSURANCE OPERATIONS, AFLAC U.S.

     AFLAC U.S. pretax operating results were substantially improved by additional investment income earned on profit transfers received from AFLAC Japan. AFLAC U.S. received profit transfers from AFLAC Japan in the amounts of $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. AFLAC U.S. in turn increased dividend payments to the Parent Company in the amounts of $51.9 million in 1994 and $10.1 million in 1993. Estimated investment income earned from profits repatriated to and retained by AFLAC U.S. from 1992 through 1994 has been reclassified in the presentation on the following page in order to improve comparability between years.


                                 EXH 13-11

                            AFLAC U.S.
                    Summary of Operating Results

(In millions)                             1994      1993      1992
                                         --------------------------
Premium income......................... $ 792.5   $ 722.5   $ 660.0
Investment income, as adjusted*........    68.5      62.3      56.4
Other income...........................     1.9       2.7       2.4
                                         ------    ------    ------
 Total revenues, as adjusted*..........   862.9     787.5     718.8
                                         ------    ------    ------
Benefits and claims....................   490.2     450.7     414.5
Operating expenses.....................   295.3     267.9     243.1
                                         ------    ------    ------
 Total benefits and expenses              785.5     718.6     657.6
                                         ------    ------    ------
  Pretax operating earnings, as
   adjusted*...........................    77.4      68.9      61.2

Investment income applicable to
 profit repatriations..................    12.8       6.2       1.3
                                         ------    ------    ------
   Pretax operating earnings........... $  90.2   $  75.1   $  62.5
                                         ======    ======    ======
- ------------------------------------------------------------------------

Percentage increases over previous year:
  Premium income.......................    9.7%      9.5%     11.1%
  Investment income*  .................   10.0      10.4      13.3
  Total revenues*......................    9.6       9.6      10.7
  Pretax operating earnings*...........   12.2      12.7      12.8

  Pretax operating earnings............   20.1      20.1      15.3
- ------------------------------------------------------------------------

Ratios to total revenues, as adjusted:*
  Benefits and claims..................   56.8%     57.2%     57.7%
  Operating expenses...................   34.2      34.0      33.8
  Pretax operating earnings............    9.0       8.8       8.5

Ratio of pretax operating earnings to
 total reported revenues...............   10.3       9.5       8.7

=======================================================================
*Excludes estimated investment income of $12.8 million in 1994, $6.2 million in 1993 and $1.3 million in 1992 related to investment of profit repatriation funds retained by AFLAC U.S.


      The results continue to reflect slightly lower benefit ratios, principally due to the mix of business shifting towards accident policies,
which have a lower benefit ratio compared with other products.   Management
expects future benefit ratios for some of the Company's supplemental products to increase slightly due to the Company's ongoing efforts to enhance policyholder benefits. In addition, potential minimum benefit ratio requirements by insurance regulators may also increase the ratio.


                                 EXH 13-12

     At the same time, management expects the operating expense ratio, excluding discretionary advertising, to decline in the future due to continued improvements in policy persistency and operating efficiencies. By improving administrative systems and controlling other costs, management has been able to redirect funds to discretionary national advertising programs without significantly affecting the operating expense ratio. The Company's advertising expense was $14.1 million in 1994, $11.2 million in 1993 and $9.9 million in 1992, or 1.6% of revenues in 1994, and 1.4% of revenues in both 1993 and 1992. Management expects the pretax operating profit margin, which was 9.0% excluding the effect of repatriation in 1994, to remain approximately the same in 1995.

     The percentage increases in premium income reflect the growth of
premiums in force.   The increases in annualized premiums in force of
9.1% in 1994, 10.0% in 1993 and 11.9% in 1992 were favorably affected by an improvement in the persistency for several lines of our business, increased sales through Section 125 plans (commonly known as "cafeteria plans"), our product-broadening program and expanding affiliations with insurance brokers. New annualized premiums from sales and conversions were $245.8 million in 1994, $229.0 million in 1993 and $206.1 million in 1992. The percentage increases of new annualized premiums from sales and conversions were 7.3% in 1994, 11.1% in 1993 and 20.0% for 1992. Growth in new sales for the year fell short of the goal of 10% due primarily to a 24.6% decline in sales of our lower-margin Medicare supplement policy. However, sales in our core market, payroll-deduction accounts, remained strong throughout the year. Sales of payroll-deduction products rose 13.1% for the year, led by a substantial increase in accident policy sales.

     The Company continues to monitor developments in the U.S. Congress concerning possible changes to the U.S. health care system. No action on health care reform was taken in 1994; however, some of the 1994 proposals included provisions that could have unfavorably affected the Company's tax expense, product design and marketing techniques in the United States. Management believes that a more limited approach to health care reform will be on the legislative calendar in 1995. The future of health care reform and its impact on AFLAC U.S. cannot be readily predicted at this time.

      Despite the movement toward managed care in the U.S. health care system, management believes that opportunities for marketing high-quality, affordable supplemental insurance policies in the United States will continue. The Company believes that a reformed health care system will require individuals to assume responsibility for larger portions of their total health care expenses, which should increase the demand for supplemental insurance products.

OTHER OPERATIONS

     The Company's other operations include insurance operations in Taiwan and Canada, and seven network-affiliated television stations located in small to mid-size U.S. markets.


     In 1992, a decision was made to discontinue the underwriting of credit insurance in the United Kingdom, and in 1993, all sales activity was discontinued. During 1993 and 1992, deferred acquisition costs were written off, and claim and expense liabilities were strengthened for the discontinued insurance products. The U.K. operation is presently in a runoff mode.

                                 EXH 13-13

     The Broadcast Division's operating results significantly improved in 1994. Broadcast revenues increased 12.5% in 1994 due primarily to increased advertising revenues from the off-year political elections and to an improved U.S. economy. Due to the growth and size of the Company's insurance operations, the Broadcast Division will remain a small part of the Company's overall operating results.

     The Parent Company's operating expenses consist primarily of corporate overhead expenses such as salary costs, retirement provisions and professional fees. These expenses have increased during the last three years, principally due to both the growth in corporate service activities and increased retirement accruals for certain senior officers and beneficiaries due to enhanced benefits, early retirement and certain revisions in actuarial assumptions. The accrued liability for unfunded supplemental retirement plans was strengthened by approximately $13 million in 1994. For more information, see Note 11 of Notes to the Consolidated Financial Statements.



FINANCIAL ACCOUNTING STANDARDS BOARD'S STATEMENTS

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, issued by the Financial Accounting Standards Board. Under the new standard, the Company classified all fixed-maturity securities as "available for sale." Such securities are carried at fair value rather than amortized cost. The related unrealized gains and losses, less amounts applicable to policy liabilities and deferred income taxes, are reported in a separate component of shareholders' equity, together with unrealized gains and losses on equity securities. As a result, this change in accounting method has no effect on net earnings.

     SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, which amended SFAS No. 114, are effective for 1995. The impact of adopting these new standards will not have a material effect on the Company.



ANALYSIS OF FINANCIAL CONDITION
BALANCE SHEET

     The financial condition of the Company has remained strong during the last two years. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of high-quality securities.

     Due to the relative size of AFLAC Japan, changes in the yen/dollar exchange rate can have a significant effect on the Company's financial statements. The yen/dollar exchange rate at the end of each period is used to convert yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1994, was 99.85 yen to one U.S. dollar, 12.2% stronger than the December 31, 1993, exchange rate of 112.00. Management estimates that the stronger yen rate increased invested assets, including cash, by $1.5 billion, total assets by $1.9 billion and total liabilities by $1.8 billion over the amounts that would have been reported using the previous year's exchange rate. For additional information on exchange rates, see Note 2 of Notes to the Consolidated Financial Statements.


                                 EXH 13-14

     Under the provisions of SFAS No. 115, which was adopted January 1, 1994, fixed-maturity securities available for sale are carried at fair value. Previously, fixed-maturity securities were carried at amortized cost. Prior year numbers have not been restated. The fair value of fixed-maturity securities available for sale exceeded amortized cost by $820.9 million at December 31, 1994. For additional information regarding SFAS No. 115, see
Note 1 of Notes to the Consolidated Financial Statements.

     Since December 31, 1993, total invested assets, including the effect of SFAS No. 115, have increased $3.5 billion, or 28.3%. AFLAC Japan investments increased $3.4 billion (29.5%), while AFLAC U.S. investments increased $162.2 million (14.8%). Since December 31, 1993, total invested assets, excluding the effect of SFAS No. 115, have increased $2.7 billion, or 21.7%. AFLAC Japan investments increased $2.5 billion (21.9%), while AFLAC U.S. investments increased $211.7 million (19.4%). During 1994, deferred policy acquisition costs increased 23.0%, and total assets increased 31.4%. During 1993, total invested assets increased $3.0 billion, or 31.8%. The continued growth in assets reflects the strength of the Company's primary business, the substantial cash flows from operations, the record-breaking new annualized premium sales by AFLAC U.S., the substantial renewal premiums collected by AFLAC Japan (85% of AFLAC Japan premiums), the stronger yen and the effect of SFAS No. 115.

     The net unrealized gains of $821 million on investments in fixed-maturity securities at December 31, 1994, consisted of $1,021 million in gross unrealized gains and $200 million in gross unrealized losses. At year-end 1993, the net unrealized gains were $1,851 million. During 1994, net unrealized gains decreased by $1,030 million (declines of $910 million in Japan and $120 million in the United States), which was primarily due to the increase in general-market interest rates in Japan and the United States.

     Mortgage loans on real estate and other long-term investments amounted to less than .5% of invested assets at December 31, 1994 and 1993. Cash and short-term investments totaled $348.6 million as of December 31, 1994, or 2.2% of total invested assets, compared with $190.1 million, or 1.5% of total invested assets, at December 31, 1993. For additional information concerning investments and market values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

     The increase in net property and equipment primarily resulted from the construction of the new administrative office building in Japan. The building was completed in April 1994. For additional information concerning property and equipment, see Note 5 of the Notes to the Consolidated Financial Statements.

     Policy liabilities increased $3.9 billion, or 32.7%, during 1994. AFLAC Japan policy liabilities increased $3.8 billion, or 35.0%, and AFLAC U.S. policy liabilities increased $158.5 million, or 12.9%. The stronger yen rate increased reported policy liabilities by $1.6 billion in 1994. Other increases in policy liabilities in 1994 are due to the addition of new business, the aging of policies in force and the effect of SFAS No. 115 (see
Note 1).  During 1993, policy liabilities increased $2.6 billion, or 31.3%.

   In April 1994, permanent bank financing for the share repurchase program was arranged under a new revolving credit and term-loan agreement for up to $150 million, with interest at LIBOR plus 50 basis points. Principal payments on the new loan are due over five years beginning in June 1995. The

                                 EXH 13-15

Company had other temporary borrowings outstanding at various times during 1994 under line-of-credit arrangements with several banks. As of December 31, 1994, bank borrowings of $59 million were outstanding in connection with the share repurchase program.

     The liability for income taxes has increased by $442.2 million, or 46.5%, since December 31, 1993. The increase is primarily due to the recognition of deferred income taxes of $289.1 million on unrealized gains on securities available for sale due to the implementation of SFAS No. 115.

     The Company uses forward purchase arrangements in Japan to secure current investment yields during periods in which yields are expected to
decline.   At December 31, 1993, the Company had outstanding purchase commitments for delivery of securities in 1994 of $657.5 million, with an average yield to maturity of 4.80%. These commitments are included in payables for security transactions in the balance sheet. There were no outstanding contracts at December 31, 1994.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At December 31, 1994, the Company held Japanese Government Bonds as collateral for loaned securities in the amount of $556.9 million at market value. The Company's security lending policy requires that the market value of the securities received as collateral be greater than or equal to 105% of the market value of the loaned securities as of the date the securities are loaned, and not less than 100% thereafter.

     Shareholders' equity has increased $386.1 million since December 31, 1993. The increase was principally due to net earnings of $292.8 million, plus $216.2 million from the implementation of SFAS No. 115, less $131.7 million for purchases of treasury stock.

     The Internal Revenue Service has proposed adjustments to the Company's U.S. consolidated federal income tax returns for the years 1989 through 1991. The proposed adjustments relate primarily to the computation of foreign-source income for purposes of the foreign tax credit that, if upheld, would have a significant effect on the Company's operating results. Management does not agree with the proposed tax issues and is vigorously contesting them. Although the final outcome is uncertain, the Company believes its position will prevail and that the ultimate liability will not materially impact the consolidated financial statements.

     Under insurance guaranty fund laws in most states in the United States, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies with similar lines of business. Such assessments have not been material to the Company in recent years. The Company believes that future assessments relating to companies currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     The Company's insurance operations continue to provide the primary sources of liquidity for the Company. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of high-quality

                                 EXH 13-16
investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore are not subject to the increasing risks of medical cost inflation.

     The achievement of continued long-term growth will require growth in the statutory capital and surplus of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Company from funds generated through debt or equity offerings.
Management believes outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures and business expansion.

     Parent Company capital resources are largely dependent upon the ability of the subsidiaries to pay management fees and dividends. Insurance regulatory authorities impose certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to the Parent Company. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions among the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to the Parent Company. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC"), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     A risk-based capital formula was adopted by the NAIC in 1992 for U.S. life insurance companies that establishes capital requirements relating to insurance risk, business risk, asset risk and interest rate risk. These requirements are intended to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio continues to reflect a very strong statutory capital and surplus position. Also, there are several ongoing regulatory initiatives being developed by the NAIC relating to investments, reinsurance, dividend restrictions, revision of the risk-based capital formula as it pertains to health organizations and other accounting requirements.

     In addition to restrictions by U.S. insurance regulators, the Japanese Ministry of Finance (MOF) imposes restrictions on, and requires approval for, the remittances of earnings from AFLAC Japan to AFLAC U.S. The Parent Company and AFLAC U.S. receive funds from AFLAC Japan in the form of management fees, allocated expenses and profit remittances. Total funds received from AFLAC Japan were $167.9 million in 1994, $133.4 million in 1993 and $65.5 million in 1992. During the last two years, the MOF has developed solvency standards, a version of risk-based capital requirements, as part of its long-term deregulation process. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the Notes to the Consolidated Financial Statements.


                                 EXH 13-17

CASH FLOW

     In 1994, consolidated cash flow from operations increased 28.4% to $2.4 billion, compared with $1.8 billion in 1993 and $1.5 billion in 1992. Net cash flow from operations for AFLAC Japan increased 28.9% to $2.1 billion in 1994, compared with $1.7 billion in 1993 and $1.3 billion in 1992. AFLAC Japan represented 90% of the consolidated net cash flow from operations in both 1994 and 1993, and 89% in 1992. The continued growth of the Company's insurance operations in Japan and the U.S. is the principal reason for the increasing cash flow from operations.

     Consolidated cash flow used by investing activities (purchases less dispositions of investment securities and additions to property and equipment) increased 25.3% to $2.2 billion in 1994, compared with $1.8 billion in 1993 and $1.5 billion in 1992. AFLAC Japan accounted for 89% of the consolidated net cash used by investing activities in 1994, compared with 88% in 1993 and 89% in 1992. Included in AFLAC Japan's portion for the last three years were expenditures of $352 million for the construction of an administrative office building in Tokyo for use by AFLAC Japan.

     Operating cash flow is primarily used to purchase high-quality fixed-maturity securities. When market opportunities arise, the Company disposes of certain fixed-maturity securities to improve future investment yields or lengthen maturities by reinvesting in securities of similar or higher quality. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity represented approximately 8% of the annual average investment portfolio of fixed-maturity securities in both 1994 and 1993, compared with 18% in 1992.

     In 1994, net cash used by financing activities (principally treasury stock transactions, dividends to shareholders, and debt proceeds and repayments) was $130 million, compared with $68 million in 1993 and $44 million in 1992. The treasury stock purchases of $131.7 million in 1994 were funded by proceeds from new borrowings in the amount of $84 million and available cash. All cash dividends paid by the Parent Company were funded by dividends received from its subsidiaries. Cash dividends paid to shareholders amounted to $44.9 million in 1994, an increase of 12.2% over 1993. Cash dividends paid to shareholders in 1993 were $40.1 million, an increase of 13.5% over the 1992 cash dividends of $35.3 million. The 1994 cash dividend of $.445 per share was an increase of 14.7% over 1993. The 1993 cash dividend of $.388 per share represented an increase of 12.8% over the 1992 cash dividend of $.344 per share. The Company has increased the cash dividend per share at a compound rate of 15.0% over the last 10 years.















                                 EXH 13-18

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                          AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF EARNINGS
                      Years Ended December 31, 1994, 1993 and 1992

(In thousands, except for per              1994        1993        1992
  share amounts)                        ----------  ----------  ----------
Revenues:
   Premiums, principally supplemental
     health insurance                   $5,180,732  $4,225,390  $3,369,201
   Net investment income                   838,825     689,272     533,166
   Realized investment gains (losses)          (58)      2,937      (3,264)
   Other income                             91,259      83,019      87,369
                                         ---------   ---------   ---------
         Total revenues                  6,110,758   5,000,618   3,986,472
                                         ---------   ---------   ---------
Benefits and expenses:
   Benefits and claims                   4,256,541   3,423,297   2,692,353
   Acquisition and operating expenses:
      Amortization of deferred policy
        acquisition costs                  153,503     127,108      88,009
      Insurance commissions                689,096     561,678     451,871
      Insurance expenses                   361,881     340,350     304,963
      Interest expense                      13,496      10,554      10,446
      Capitalized interest on
        building construction               (2,419)     (8,766)     (4,522)
      Other operating expenses             134,324     118,013     118,808
                                         ---------   ---------   ---------
         Total acquisition and
           operating expenses            1,349,881   1,148,937     969,575
                                         ---------   ---------   ---------
         Total benefits and expenses     5,606,422   4,572,234   3,661,928
                                         ---------   ---------   ---------
         Earnings before income taxes
           and cumulative effect
           of accounting changes           504,336     428,384     324,544
Income taxes:
  Current                                  146,472     136,930     105,429
  Deferred                                  65,074      47,565      35,748
                                         ---------   ---------   ---------
         Total income taxes                211,546     184,495     141,177
                                         ---------   ---------   ---------
         Earnings before cumulative
           effect of accounting changes    292,790     243,889     183,367
Cumulative effect on prior years of
  accounting changes                             -      11,438           -
                                         ---------   ---------   ---------
         Net earnings                   $  292,790  $  255,327  $  183,367
                                         =========   =========   =========

(continued)





                                 EXH 13-19.1

                          AFLAC INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF EARNINGS (continued)
                      Years Ended December 31, 1994, 1993 and 1992

(In thousands, except for per              1994        1993        1992
  share amounts)                        ----------  ----------  ----------


Earnings per share of common stock:
      Earnings before cumulative
        effect of accounting changes    $     2.84  $     2.32  $     1.79
      Cumulative effect of
         accounting changes                      -         .11           -
                                         ---------   ---------   ---------
         Net earnings                   $     2.84  $     2.43  $     1.79
                                         =========   =========   =========
Common shares used in computing
   earnings per share (In thousands)       103,101     105,201     102,544
                                         =========   =========   =========

See the accompanying Notes to the Consolidated Financial Statements.





































                                 EXH 13-19.2

                            AFLAC INCORPORATED AND SUBSIDIARIES
                                CONSOLIDATED BALANCE SHEETS
                          Years Ended December 31, 1994 and 1993
                                      (In thousands)

                                                     1994           1993
                                                 -----------    -----------
ASSETS:
  Investments:
   Securities available for sale:
     Fixed maturities, at fair value in 1994
       and at amortized cost in 1993 (amortized
       cost $14,709,820 in 1994; fair value
       $11,570,386 in 1993)                     $ 15,530,694   $ 10,055,436
     Equity securities, at fair value (cost
       $71,585 in 1994 and $67,692 in 1993)           84,373         82,065
   Fixed maturities held to maturity, at
    amortized cost (fair value $2,418,540
    in 1993)                                               -      2,082,326
   Mortgage loans on real estate                      25,104         57,485
   Other long-term investments                         5,038          1,726
   Short-term investments                            330,916        166,689
                                                 -----------    -----------
               Total investments                  15,976,125     12,445,727

  Cash                                                17,643         23,413
  Receivables, primarily premiums                    303,748        231,977
  Accrued investment income                          220,757        184,087
  Deferred policy acquisition costs                2,402,869      1,953,248
  Property and equipment, at cost less
     accumulated depreciation                        580,247        361,246
  Securities held as collateral for
     loaned securities                               556,937              -
  Intangible assets, at cost less
     accumulated amortization of $35,003
     in 1994 and $31,801 in 1993                     109,865        114,165
  Other assets                                       118,888        128,823
                                                 -----------    -----------
               Total assets                     $ 20,287,079   $ 15,442,686
                                                 ===========    ===========


(continued)















                                 EXH 13-20.1

                         AFLAC INCORPORATED AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS (continued)
                       Years Ended December 31, 1994 and 1993
                                    (In thousands)

                                                     1994          1993
                                                 -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
     Policy liabilities:
        Future policy benefits                  $ 14,586,171  $ 10,932,225
        Unpaid policy claims                         929,350       712,066
        Unearned premiums                            339,514       302,846
        Other policyholders' funds                   151,572       118,334
                                                 -----------   -----------
               Total policy liabilities           16,006,607    12,065,471

     Notes payable                                   184,901       122,062
     Income taxes, primarily deferred              1,392,441       950,278
     Payables for return of collateral
       on loaned securities                          556,937             -
     Payables for security transactions               46,371       659,158
     Other liabilities                               348,055       280,093
  Commitments and contingencies (Notes 5, 8 and 11)
                                                 -----------   -----------
               Total liabilities                  18,535,312    14,077,062
                                                 -----------   -----------

  Shareholders' equity:
     Common stock of $.10 par value. Authorized
        175,000; issued 104,000 shares in 1994
        and 103,710 in 1993                           10,400        10,371
     Additional paid-in capital                      198,099       195,730
     Unrealized foreign currency translation
        gains                                        174,091       123,294
     Unrealized gains on securities available
        for sale                                     228,844        14,811
     Retained earnings                             1,277,487     1,029,625
     Treasury stock                                 (135,776)       (6,568)
     Notes receivable for stock purchases             (1,378)       (1,639)
                                                 -----------   -----------
               Total shareholders' equity          1,751,767     1,365,624
                                                 -----------   -----------
               Total liabilities and
                 shareholders' equity           $ 20,287,079  $ 15,442,686
                                                 ===========   ===========

See the accompanying Notes to the Consolidated Financial Statements.










                                 EXH 13-20.2

                          AFLAC INCORPORATED AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     Years Ended December 31, 1994, 1993 and 1992

(In thousands)                           1994         1993         1992
                                      ----------   ----------   ----------
Common stock:
  Balance at beginning of year       $    10,371  $     8,255  $     8,178
  Exercise of stock options                   29           37           77
  Shares issued in connection
   with acquisition                            -           10            -
  Five-for-four stock split                    -        2,069            -
                                      ----------   ----------   ----------
  Balance at end of year                  10,400       10,371        8,255
                                      ----------   ----------   ----------
Additional paid-in capital:
  Balance at beginning of year           195,730      190,871      183,414
  Exercise of stock options                2,134        3,785        7,457
  Gain on treasury stock reissued            235            -            -
  Shares issued in connection
   with acquisition                            -        3,227            -
  Five-for-four stock split                    -       (2,069)           -
  Cash in lieu of fractional shares            -          (84)           -
                                      ----------   ----------   ----------
  Balance at end of year                 198,099      195,730      190,871
                                      ----------   ----------   ----------
Unrealized foreign currency
translation gains:
  Balance at beginning of year           123,294       68,978       66,750
  Change in unrealized translation
   gains during year, net of
   income taxes                           50,797       54,316        2,228
                                      ----------   ----------   ----------
  Balance at end of year                 174,091      123,294       68,978
                                      ----------   ----------   ----------
Unrealized gains on securities
available for sale:
  Balance at beginning of year            14,811        5,167        1,400
  Cumulative effect of accounting
   change, net of income taxes           461,478            -            -
  Change in unrealized gains (losses)
   during year, net of income taxes     (247,445)       9,644        3,767
                                      ----------   ----------   ----------
  Balance at end of year                 228,844       14,811        5,167
                                      ----------   ----------   ----------
Retained earnings:
  Balance at beginning of year         1,029,625      814,355      666,271
  Net earnings                           292,790      255,327      183,367
  Cash dividends ($.445 per share
   in 1994, $.388 in 1993 and
   $.344 in 1992)                        (44,928)     (40,057)     (35,283)
                                      ----------   ----------   ----------
  Balance at end of year             $ 1,277,487  $ 1,029,625  $   814,355
                                      ----------   ----------   ----------

(continued)


                                 EXH 13-21.1

                          AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
                     Years Ended December 31, 1994, 1993 and 1992

(In thousands)                           1994         1993         1992
                                      ----------   ----------   ----------
Treasury stock:
  Balance at beginning of year       $    (6,568) $    (4,171) $    (1,104)
  Purchases of treasury stock           (131,734)      (7,893)      (3,067)
  Shares issued to sales associates
   stock plan                              2,526            -            -
  Shares issued in connection
   with acquisition                            -        5,496            -
                                      ----------   ----------   ----------
  Balance at end of year                (135,776)      (6,568)      (4,171)
                                      ----------   ----------   ----------
Notes receivable for stock purchases      (1,378)      (1,639)      (1,573)
                                      ----------   ----------   ----------
  Total shareholders' equity         $ 1,751,767  $ 1,365,624  $ 1,081,882
                                      ==========   ==========   ==========

See the accompanying Notes to the Consolidated Financial Statements.




































                                 EXH 13-21.2

                          AFLAC INCORPORATED AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Years Ended December 31, 1994, 1993 and 1992
                                    (In thousands)

                                         1994         1993         1992
                                      ----------   ----------   ----------
Cash flows from operating activities:
  Net earnings                       $   292,790  $   255,327  $   183,367
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities     2,236,198    1,782,689    1,405,926
    Deferred income taxes                 65,074       47,565       35,748
    Change in income taxes payable        (9,666)     (37,022)      47,911
    Increase in deferred policy
     acquisition costs                  (262,696)    (200,124)    (199,973)
    Increase in receivables              (44,984)     (38,490)     (19,034)
    Other, net                            92,530       35,304       49,530
                                      ----------   ----------   ----------
      Net cash provided by
       operating activities            2,369,246    1,845,249    1,503,475
                                      ----------   ----------   ----------
Cash flows from investing activities:
  Proceeds from investments sold
  or matured:
    Fixed-maturity securities sold     1,125,179      915,629    1,532,182
    Fixed-maturity securities matured    353,422      129,170       77,771
    Equity securities                     42,208       45,131       53,271
    Mortgage loans, net                   35,395       24,955          406
    Other long-term investments, net           -        2,931            -
    Short-term investments, net                -       18,483       11,771

  Costs of investments acquired:
    Fixed-maturity securities         (3,425,922)  (2,766,509)  (2,986,728)
    Equity securities                    (40,632)     (51,237)     (60,435)
    Other long-term investments, net      (3,312)           -       (1,488)
    Short-term investments, net         (147,849)           -            -
  Additions to property and
   equipment, net                       (185,395)    (112,207)     (96,670)
                                      ----------   ----------   ----------
      Net cash used by investing
       activities                    $(2,246,906) $(1,793,654) $(1,469,920)
                                      ----------   ----------   ----------

(continued)












                                 EXH 13-22.1

                          AFLAC INCORPORATED AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                      Years Ended December 31, 1994, 1993 and 1992
                                    (In thousands)

                                         1994         1993         1992
                                      ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from borrowings           $    84,000  $         -  $     2,300
  Principal payments under debt
   obligations                           (42,681)     (32,197)     (15,310)
  Dividends paid to shareholders         (44,928)     (40,057)     (35,283)
  Purchases of treasury stock           (131,734)      (1,325)      (3,067)
  Treasury stock reissued                  2,761            -            -
  Other, net                               2,163        5,903        7,534
                                      ----------   ----------   ----------
      Net cash used by
       financing activities             (130,419)     (67,676)     (43,826)
                                      ----------   ----------   ----------
Effect of exchange rate changes
 on cash                                   2,309        3,356           87
                                      ----------   ----------   ----------
      Net change in cash                  (5,770)     (12,725)     (10,184)
Cash at beginning of year                 23,413       36,138       46,322
                                      ----------   ----------   ----------
Cash at end of year                  $    17,643  $    23,413  $    36,138
                                      ==========   ==========   ==========


Supplemental disclosures of cash
 flow information:
   Cash payments during the year for:
     Interest on debt obligations    $    13,742  $     9,459  $    10,148
     Income taxes                        154,826      148,071       59,153


Noncash investing activities included issuance of common stock for purchase of a company amounting to $8,730 in 1993.

Noncash financing activities included capital lease obligations incurred for computer equipment totaling $18,210 in 1994 and $28,460 in 1993.

See the accompanying Notes to the Consolidated Financial Statements.















                                 EXH 13-22.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The accompanying consolidated financial statements of AFLAC Incorporated (the Parent Company) and subsidiaries (the Company) are prepared in accordance with generally accepted accounting
principles.   These principles are established primarily by the Financial
Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. All significant intercompany items have been eliminated in consolidation.

     The Company operates predominantly in the insurance industry and primarily sells supplemental health insurance in Japan and the United States. Substantially all of the Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan).

     TRANSLATION OF FOREIGN CURRENCIES: Financial statement accounts maintained in foreign currencies, principally Japanese yen, are translated into U.S. dollars as follows: The functional foreign currency assets and liabilities are translated at the rates of exchange at the balance sheet dates, and the related unrealized translation adjustments are included in a separate component of shareholders' equity. Revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average monthly exchange rates for the year. Realized currency exchange gains and losses resulting from foreign currency transactions are included in earnings.

     INSURANCE REVENUE AND EXPENSE RECOGNITION: Substantially all supplemental health insurance contracts issued by the Company are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, premiums for policies issued in the United States usually may be adjusted in conformity with guidelines prescribed by state insurance regulatory authorities.

     Insurance premiums for health policies are recognized as earned income ratably over the terms of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in the current year and all future years for which the policies are expected to be renewed. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Actuarial assumptions and deferrable acquisition costs are reviewed each year and revised when necessary for new policies issued to more closely reflect recent experience and studies of actual acquisition costs.

     INVESTMENTS: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, the Company has classified all fixed-maturity securities as "available for sale." Such securities are reported at fair value. In prior years, they were carried at amortized cost. Equity securities are carried at fair value.

     If the fair value is higher than amortized cost (fixed-maturity securities) or purchase cost (equity securities), the excess is an unrealized

                                 EXH 13-23
gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains or losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in a separate component of shareholders' equity. Amortized cost of fixed-maturity securities is based on the purchase price and is adjusted periodically so that the carrying value will equal the face or par value at maturity.

     For investments that have experienced a decline in value below their cost which is considered to be other than temporary, the decline is recorded as a realized investment loss in the statement of earnings. Costs of securities sold are determined on the first-in, first-out method.

     Purchases and sales of securities are recorded on the trade dates of the transactions. Forward commitments to purchase fixed-maturity securities are recorded as investment assets and liabilities for payment of purchase cost on the dates the contractual commitments are entered into. Fixed-maturity securities loaned to financial institutions in security lending transactions are not recorded as sales of securities, but continue to be carried as investment assets during the term of the loans. Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans.

     Interest is recorded as income when earned and is adjusted for amortization of any premium or discount. Dividends on equity securities are recorded as income on the ex-dividend dates.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business.
Policy acquisition costs deferred were $416.2 million in 1994, $334.5 million in 1993 and $285.2 million in 1992. Of the policy acquisition costs deferred, commissions represented 66.6% in 1994, 62.4% in 1993 and 65.2% in 1992.

     INSURANCE LIABILITIES: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals, and recognized morbidity and mortality tables modified to reflect the Company's experience, with reasonable provision for possible future adverse deviations in experience.

     Unpaid policy claims are computed using statistical analyses of historical claim experience and represent the estimated ultimate unpaid cost of all claims incurred.

     INCOME TAXES: Different rules are used in computing the U.S. and foreign income tax expense presented in the accompanying financial statements
from those used in preparing the Company's income tax returns.   Deferred
income taxes are recognized using the liability method in 1994 and 1993, and the deferred method in 1992 and prior. Under the liability method, deferred

                                 EXH 13-24
income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Under the deferred method, deferred income taxes represent the tax effects of income and expense items that are reported in different years for tax and financial statement purposes, based on tax laws and rates in effect in the years such differences arose.

     The Parent Company and its U.S. subsidiaries, including their foreign
branches, file a consolidated U.S. income tax return.   Additionally, AFLAC
Japan is subject to Japanese corporate income taxes. The Company's other minor foreign branches and subsidiaries are also subject to income taxation in their foreign jurisdictions.

     INTANGIBLES: Television network affiliations and FCC licenses of broadcast businesses acquired are being amortized using the straight-line method over 40 years.

     EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common shares outstanding during the periods, including dilutive shares issuable under the stock option plans.

     ACCOUNTING CHANGES ADOPTED: Effective January 1, 1994, the Company adopted SFAS No. 115. As required, the financial information for prior years was not restated.

     This statement addresses the accounting for investments in equity securities that have readily determinable fair values and all investments in fixed-maturity securities. These investments are to be classified in three categories and accounted for as follows. Fixed-maturity securities that the Company has the positive intent to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Fixed-maturity and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Fixed-maturity and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Under the new standard, the Company classified all fixed-maturity securities, along with equity securities, as "available for sale."

     This accounting change had no effect on 1994 earnings. The effect of this accounting change on shareholders' equity was as follows:

   (In thousands)                December 31, 1994       January 1, 1994
                                 -----------------      ----------------
Invested assets                  $        820,874      $      1,851,141
Policy liabilities                       (315,599)           (1,088,633)
Deferred income taxes                    (289,089)             (301,030)
                                  ---------------        ---------------
Shareholders' equity,
  net unrealized gains           $        216,186       $       461,478
                                  ===============        ===============



                                 EXH 13-25

     The portion of unrealized gains credited to policy liabilities at January 1, 1994, and December 31, 1994, represents gains that would not inure to the benefit of the shareholders, if such gains were actually realized. These amounts are necessary to cover policy reserve interest requirements of AFLAC Japan based on market investment yields at these dates.

     During 1994, the Company adopted the disclosure requirements under SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.

     Effective January 1, 1993, the Company adopted three new accounting standards prescribed by the FASB, through a one-time cumulative increase of $11.4 million in the statement of earnings. The financial information for prior years was not restated. These new accounting standards did not have a material effect on the Company's 1993 and 1994 operating earnings.
Components of the cumulative adjustment were: an increase to net earnings of $22.0 million from the release of previously provided deferred income taxes (SFAS No. 109, Accounting for Income Taxes), a charge to net earnings of $9.6 million for the accrual of retirement benefits other than pensions (SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions), and a charge of $1.0 million for the accrual of postemployment benefits (SFAS No. 112, Employers' Accounting for Postemployment Benefits). SFAS No. 109 changes the method of recognizing deferred income taxes from the deferred method to the liability method. SFAS Nos. 106 and 112 require the accrual of postretirement and postemployment benefits during employees' active service years rather than recognizing the costs when benefits are paid.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, which amended SFAS No. 114, are effective for 1995. The impact of adopting these new standards will not have a material effect on the Company.

     RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation.























                                 EXH 13-26

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company's only reportable industry segment is insurance, and its principal foreign operations are conducted in Japan. The components of operations for the years ended December 31 were as follows:


(In thousands)                          1994        1993        1992
                                     ---------   ---------   ---------
Total revenues:
  Insurance:
    Foreign (primarily Japan)       $5,149,478  $4,127,289  $3,178,625
    U.S.                               874,659     796,587     724,400
                                     ---------   ---------   ---------
      Total insurance                6,024,137   4,923,876   3,903,025
  Broadcast - U.S.                      76,970      68,431      66,272
  Corporate and other U.S.
    operations                          46,513      51,721      59,256
  Intercompany eliminations            (36,862)    (43,410)    (42,081)
                                     ---------   ---------   ---------
      Total                         $6,110,758  $5,000,618  $3,986,472
                                     =========   =========   =========
Earnings before income taxes and
 cumulative effect of accounting changes:
  Insurance:
    Foreign (primarily Japan)       $  470,347  $  390,945  $  297,335
    U.S.                                89,146      78,047      66,758
                                     ---------   ---------   ---------
        Total insurance                559,493     468,992     364,093
  Broadcast - U.S.                      13,362       8,673       7,567
  Corporate and other U.S.
    operations                         (68,519)    (49,281)    (47,116)
                                     ---------   ---------   ---------
      Total                         $  504,336  $  428,384  $  324,544
                                     =========   =========   =========

Total assets at December 31 were as follows:

(In thousands)                                 1994             1993
                                            ----------       ----------
Total assets:
  Insurance:
    Foreign (primarily Japan)              $18,322,308      $13,656,280
    U.S.                                     1,781,026        1,569,651
                                            ----------       ----------
      Total insurance                       20,103,334       15,225,931
  Broadcast - U.S.                             152,115          149,332
  Corporate and other U.S.
    operations                               2,058,274        1,569,940
  Intercompany eliminations                 (2,026,644)      (1,502,517)
                                            ----------       ----------
      Total                                $20,287,079      $15,442,686
                                            ==========       ==========

     The Company had net assets of $1.6 billion at December 31, 1994, and $1.1 billion at December 31, 1993, held in AFLAC Japan. AFLAC Japan had investments in U.S. dollar-denominated securities (including accrued

                                 EXH 13-27
investment income) of $972.0 million and $643.6 million at December 31, 1994, and December 31, 1993, respectively. AFLAC Japan's investments in dollar-denominated securities constitute an economic currency hedge of a portion of the Company's investment in the foreign branch. The net assets of AFLAC Japan after deducting the dollar-denominated investments were $592.9 million at December 31, 1994, and $456.1 million at December 31, 1993, and represent yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes.

     The 1994 year-end yen-to-dollar exchange rate, which is used to convert balance sheet items to U.S. dollars, strengthened 12.2%, while the 1993 year-end exchange rate strengthened 11.3%, compared with the prior year-end exchange rates based on the yen/dollar rates of 99.85, 112.00, and 124.70 at December 31, 1994, 1993 and 1992, respectively. Had the exchange rates remained unchanged from the prior year-end rates, the change in total assets would have been lower by approximately $1.9 billion (10.2%) in 1994 and $1.3 billion (9.3%) in 1993. Total liabilities would have been lower by approximately $1.8 billion (10.8%) in 1994 and $1.3 billion (9.9%) in 1993.

     The average yen/dollar exchange rate for 1994, 1993 and 1992 of 102.26,
111.21 and 126.67, respectively, strengthened 8.8%, 13.9% and 6.2%, respectively, over the prior years. The strengthening increased net earnings by approximately $19.7 million in 1994, $24.5 million in 1993 and $7.8 million in 1992.

     Earnings before income taxes included net realized foreign exchange transaction losses of $.2 million in 1994, and gains of $.8 million in both 1993 and 1992.

     Annual payments are made from AFLAC Japan for management fees to the Parent Company, and allocated expenses and remittances of earnings to AFLAC U.S. These payments totaled $167.9 million in 1994, $133.4 million in 1993 and $65.5 million in 1992. See Note 10 for information concerning restrictions on remittances of AFLAC Japan earnings.
























                                 EXH 13-28

(3)  INVESTMENTS

     The amortized cost (fixed-maturity securities) or purchase cost (equity securities) and the fair values of investments in securities available for sale at December 31 were as follows:

                                          December 31, 1994
                              --------------------------------------------
                               Cost or      Gross      Gross
                              Amortized  Unrealized  Unrealized    Fair
(In millions)                    Cost       Gains      Losses      Value
                              ---------  ----------  ----------  ---------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations        $ 4,790.3  $    492.1  $       .3  $ 5,282.1
  Japan government guaranteed     590.7        26.3           -      617.0
  Japan municipalities            768.4        36.1          .5      804.0
  Japan public utilities        2,505.2       220.9         3.5    2,722.6
  Corporate obligations:
    Banks and other financial
      institutions                189.3         5.0          .1      194.2
    Foreign issuers:
      Euroyen                   3,212.0       176.2        66.2    3,322.0
      Samurai                     304.1        14.6         1.8      316.9
    Other                         301.7        37.4         6.2      332.9
                               --------    --------    --------   --------
       Total yen-denominated   12,661.7     1,008.6        78.6   13,591.7
                               --------    --------    --------   --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                   132.5          .3         4.5      128.3
  U.S. agencies (FNMA, etc.)       83.9          .1         3.4       80.6
  U.S. mortgage-backed
    securities                    152.2          .1        10.4      141.9
  Sovereign and Supranational     134.7         1.9         5.5      131.1
  Corporate obligations:
    Public utilities              136.4          .2        13.1      123.5
    Asset backed securities       141.6          .4         8.3      133.7
    Other                       1,243.4         9.6        76.3    1,176.7
                               --------    --------    --------   --------
   Total dollar-denominated     2,024.7        12.6       121.5    1,915.8
                               --------    --------    --------   --------
 Other foreign securities          23.4           -          .2       23.2
                               --------    --------    --------   --------
   Total fixed-maturity
     securities available
     for sale                  14,709.8     1,021.2       200.3   15,530.7
Equity securities                  71.6        15.9         3.1       84.4
                               --------    --------    --------   --------
Total securities available
 for sale                     $14,781.4   $ 1,037.1   $   203.4  $15,615.1
                               ========    ========    ========   ========





                                 EXH 13-29

                                           December 31, 1993
                               -----------------------------------------
                                Cost or    Gross      Gross
                               Amortized Unrealized Unrealized   Fair
(In millions)                     Cost     Gains      Losses     Value
                               --------- ---------- ---------- ---------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations        $ 3,845.9  $  822.7   $      -  $ 4,668.6
  Japan government guaranteed     506.2      50.0          -      556.2
  Japan municipalities            824.1      75.7          -      899.8
  Japan public utilities        2,183.5     351.7          -    2,535.2
  Corporate obligations:
    Banks and other financial
      institutions                218.2      17.5          -      235.7
    Foreign issuers
      Euroyen                     574.9      69.8          -      644.7
      Samurai                     353.9      16.9          -      370.8
    Other                          29.5       2.9          -       32.4
                               --------   -------     ------   --------
      Total yen-denominated     8,536.2   1,407.2          -    9,943.4
                               --------   -------     ------   --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                   144.0       8.5          -      152.5
  U.S. agencies (FNMA, etc.)       27.2       1.7          -       28.9
  U.S. mortgage-backed
    securities                     31.3        .3         .3       31.3
  Sovereign and Supranational     169.8      17.6         .5      186.9
  Corporate obligations:
    Public utilities              123.6       3.5        2.5      124.6
    Other                       1,006.9      83.7        4.4    1,086.2
                               --------   -------     ------   --------
     Total dollar-denominated   1,502.8     115.3        7.7    1,610.4
                               --------   -------     ------   --------
 Other foreign securities          16.4        .2          -       16.6
                               --------   -------     ------   --------
     Total fixed-maturity
       securities available
       for sale                10,055.4   1,522.7        7.7   11,570.4
Equity securities                  67.6      16.7        2.2       82.1
                               --------   -------     ------   --------
Total securities available
 for sale                     $10,123.0  $1,539.4    $   9.9  $11,652.5
                               ========   =======     ======   ========












                                 EXH 13-30

     The Company had no fixed-maturity securities classified as held to maturity at December 31, 1994.

     The amortized cost and fair value of investments in fixed-maturity securities held to maturity at December 31, 1993, were as follows:

                                         December 31, 1993
                              -----------------------------------------
                               Cost or    Gross      Gross
                              Amortized Unrealized Unrealized   Fair
(In millions)                    Cost     Gains      Losses     Value
                              --------- ---------- ---------- ---------
Yen-denominated, corporate
    obligations:
  Foreign issuers:
    Euroyen                   $ 1,691.8  $ 291.7    $      -  $ 1,983.5
    Samurai                        41.0      7.8           -       48.8
  Other                           322.5     53.7        19.0      357.2
                               --------   ------     -------   --------
                                2,055.3    353.2        19.0    2,389.5
U.S. dollar-denominated:
  Corporate obligations            27.0      2.0           -       29.0
                               --------   ------     -------   --------
   Total fixed-maturity
    securities held to
    maturity                  $ 2,082.3  $ 355.2    $   19.0  $ 2,418.5
                               ========   ======     =======   ========


     The amortized cost and fair values of investments in fixed-maturity securities available for sale at December 31, 1994, by contractual maturity are shown below:
                                            Cost or
                                           Amortized         Fair
(In millions)                                 Cost           Value
                                          -----------     -----------
Due in one year or less                  $      347.6    $      352.5
Due after one year through
  five years                                  2,344.8         2,472.2
Due after five years through
  10 years                                    4,012.2         4,279.0
Due after 10 years                            7,853.0         8,285.1
U.S. Mortgage-backed
  securities                                    152.2           141.9
                                           ----------      ----------
    Total fixed-maturity securities
      available for sale                  $  14,709.8     $  15,530.7
                                           ==========      ==========

     Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.






                                 EXH 13-31

     Fair values for fixed-maturity securities were provided by outside securities consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics. The fair values for equity securities were determined using market quotations as of the end of the year on the principal public exchange markets.

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

(In thousands)                           1994        1993        1992
                                      ----------  ----------  ----------
Realized gains (losses) on
  sale or maturity of investments:
  Fixed-maturity securities:
    Gross gains from sales           $   19,054  $   16,447  $   17,458
    Gross losses from sales             (24,761)     (8,980)    (22,311)
    Net gains from redemptions            2,416       2,369       2,027
                                      ---------   ---------   ---------
                                         (3,291)      9,836      (2,826)
  Equity securities:
    Gross gains from sales                5,346       1,764       6,270
    Gross losses from sales              (1,587)     (7,628)     (5,990)
  Other long-term securities               (526)     (1,035)       (718)
                                      ---------   ---------   ---------
     Net realized gains (losses)            (58)      2,937      (3,264)
                                      =========   =========   =========
Changes in unrealized gains (losses):
  Fixed-maturity securities            (818,399)  1,303,052     410,888
  Equity securities                      (2,045)     12,143         113
                                      ---------   ---------   ---------
     Net unrealized gains (losses)   $ (820,444) $1,315,195  $  411,001
                                      =========   =========   =========

     As of January 1, 1994, the Company classified all fixed-maturity securities as available for sale under the guidelines of SFAS No. 115. Such securities are carried at fair value in the financial statements in 1994. As required, prior year numbers were not restated. In prior years, all fixed-maturity securities were carried in the financial statements at amortized cost. Equity securities are carried in the financial statements at market value in all years. The unrealized gains and losses on fixed-maturity securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, were reported in a separate component of shareholders' equity, along with unrealized gains and losses on equity securities in 1994. Since fixed-maturity securities were carried at amortized cost in 1993 and 1992, all unrealized gains and losses on those securities are not reflected in shareholders' equity for 1993 and 1992.











                                 EXH 13-32

     The following fixed-maturity securities individually exceeded 10% of shareholders' equity at December 31:

                                      1994                  1993
                              -------------------   -------------------
                              Amortized     Fair    Amortized     Fair
(In millions)                   Cost       Value       Cost      Value
                              -------------------   -------------------
Japan National Government     $4,790.3   $5,282.1   $3,845.9   $4,668.6
Tokyo Electric Power
  Company, Ltd.                  767.3      842.0      695.6      812.4
Chubu Electric Power             552.3      591.2      486.2      556.4
Finance Corp. of Local
  Enterprise                     314.4      330.7      311.4      345.4
Tokyo Metropolitan
  Government                     300.9      314.6      391.0      423.7
Province De Quebec               269.2      252.6      231.9      244.5
Kyushu Electric Power
  Company, Ltd.                  239.7      261.5      209.1      243.5
Kansai Electric Power
  Company, Ltd.                  232.7      253.3      207.1      240.9
Tohoku Electric Power            203.3      219.3      169.3      195.2
Goldman Sachs Group              200.3      207.6          *          -
Republic of Austria              198.9      206.9          *          -
Chugoku Electric Power           177.8      192.1      137.0      159.6
Nippon Telephone and
  Telegraph Corp.                168.8      180.0      143.9      164.2
*Less than 10%

     The components of net investment income for the years ended December 31 were as follows:

(In thousands)                           1994        1993        1992
                                      ---------   ---------   ---------
Fixed-maturity securities             $ 841,917   $ 691,482   $ 529,829
Equity securities                         1,255       1,554       1,225
Mortgage loans on real estate             3,193       6,024       6,615
Other long-term investments                 146         369       1,096
Short-term investments                   11,668       8,094      11,239
                                       --------    --------    --------
  Gross investment income               858,179     707,523     550,004
Less investment expenses                 19,354      18,251      16,838
                                       --------    --------    --------
  Net investment income               $ 838,825   $ 689,272   $ 533,166
                                       ========    ========    ========


(4)  FINANCIAL INSTRUMENTS

NONDERIVATIVES

     The carrying amounts for cash, cash equivalents, premium receivables, accrued investment income and accounts payable approximate their fair values due to the short-term maturity of these instruments. Consequently, such instruments are not included in the table presented in Note 4.



                                 EXH 13-33

     The methods of determining the fair values of the Company's fixed-maturity and equity securities are described in Note 3. The fair values for mortgage loans are estimated using the quoted market prices for securities collateralized by similar mortgage loans, adjusted for the difference in loan characteristics. For mortgage loans where quoted market prices are not available, the fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of these calculations. At December 31, 1994, 72.8% of mortgage loans were commercial and 27.2% were residential (at December 31, 1993, 81.6% and 18.4%, respectively).

     The fair values for notes payable are estimated using discounted cash flow analysis based on the Company's current borrowing rates for similar types of borrowings.

     The Company uses forward purchase arrangements in Japan to secure current investment yields during periods in which yields are expected to decline. At December 31, 1993, the Company had outstanding purchase commitments for delivery of securities in 1994 with an average yield to maturity of 4.80%. The securities related to these purchase commitments were included in the balance sheet at December 31, 1993, in investments in fixed-maturity securities available for sale at fair value. The related liability was included in payables for security transactions for the purchase price established at the dates the contracts were entered into and payable at the dates the securities were delivered. These commitments were payable at various times from January 1994 through July 1994. The fair value and carrying value of the liability for the forward commitments at December 31, 1993, was the contract price. There were no outstanding contracts at December 31, 1994.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At December 31, 1994, the Company held Japanese Government Bonds as collateral for loaned securities. The Company's security lending policy requires that the fair value of the securities received as collateral be greater than or equal to 105% of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter. Bond market quotations are used to determine the fair value and carrying value of the collateral asset and related liability.


DERIVATIVES

     The Company has only limited activity with derivative financial instruments and does not use them for trading purposes nor engage in leveraged derivative transactions. In addition, the Company does not engage in foreign currency speculation and does not hedge the foreign-currency-denominated net assets of its foreign insurance operations. See Note 2 for additional information on AFLAC Japan's net assets.

     The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. At December 31, 1994 and 1993, the Company had an outstanding interest rate swap agreement with a notional principal amount equal to the principal balance of the related loan of $49 million. Under this agreement, the Company makes fixed-rate payments based on a rate of 5.965% and receives floating-rate payments in return (6.75% at December 31, 1994) based on three-month LIBOR.

                                 EXH 13-34

The transaction effectively changes a portion of the Company's interest rate exposure from a floating rate to a fixed rate. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date taking into account current interest rates.

     The Company had outstanding short-term foreign exchange forward contracts in the amount of $135.1 million at December 31, 1994, and $20.0 million at December 31, 1993. The Company invests certain yen-denominated funds in short-term, dollar-denominated bank deposits, which typically have a term of one week. These deposits earn yields that exceed those available on similar yen-denominated deposits. The Company purchases foreign exchange forward contracts to eliminate the foreign currency risks when such deposits are converted to yen. The foreign exchange forward contracts are carried at fair value, and the related exchange transaction gains or losses are included in other income.

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                    1994                   1993
                          ----------------------    --------------------
                          Carrying      Fair        Carrying     Fair
(In thousands)             Amount       Value        Amount      Value
                          ----------------------    --------------------
Assets:
 Fixed-maturity
  securities            $15,530,694  $15,530,694 $12,137,762 $13,988,926
 Equity securities           84,373       84,373      82,065      82,065
 Mortgage loans              25,104       29,104      57,485      81,482
 Policy loans                 1,202        1,202       1,184       1,184
 Short-term investments     330,916      330,916     166,689     166,689
 Derivatives - foreign
  exchange forward
  contracts                       -           41           -           8
 Securities held as
  collateral for
  loaned securities         556,937      556,937           -           -

Liabilities:
 Notes payable              184,901      185,494     122,062     127,398
 Derivatives - interest
   rate swap                      -       (2,108)          -         761
 Payables for return of
  collateral on loaned
  securities                556,937      556,937           -           -
 Payables for security
  transactions               46,371       46,371     659,158     659,158

     CONCENTRATION OF CREDIT RISK: The Company's receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1994, $234.9 million, or 77.3%, were receivables for AFLAC Japan ($169.1 million at December 31, 1993). These included $114.8 million in 1994 ($83.9 million in
1993) held by three service companies that act as premium-collection agents for AFLAC Japan. Most of the remaining premiums receivable of AFLAC Japan represented premium payroll withholdings by a diverse number of medium-sized to large employers.
                                 EXH 13-35

(5)  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

(In thousands)                                     1994          1993
                                                 --------      --------
Land                                             $142,426      $ 22,447

Buildings                                         362,439        79,441

Construction in progress (AFLAC Japan)                  -       202,428

Equipment                                         184,563       144,923
                                                  -------       -------
                                                  689,428       449,239

Less accumulated depreciation                     109,181        87,993
                                                  -------       -------
  Net property and equipment                     $580,247      $361,246
                                                  =======       =======


     In April 1994, the construction of the Company's new administrative building in Tokyo was completed. The total cost of the project was 40.7 billion yen ($407.8 million at the December 31, 1994, exchange rate). The reported cost by year was $205.4 million in 1994, $112.2 million in 1993, and $90.2 million in 1992. Construction was funded from AFLAC Japan's cash flow. In accordance with generally accepted accounting principles, interest expense on outstanding debt during the construction period was capitalized and ceased upon completion of the building.

     The building is located on partially leased land. The Company is committed to purchase the leased land at the fair value of the land at the time of purchase, upon the demand of the owners of the land. As of December 31, 1994, the fair value of the leased land was estimated to be 2.6 billion yen ($26.1 million).






















                                 EXH 13-36

(6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consists of the following:

(In millions)              Liability Amounts           Interest rates
                      ----------------------------   -------------------
                      Policy                           Year
                      Issue                             of       In 20
                       Year       1994      1993       Issue     Years
                      ------   --------   --------   --------  ---------
Health insurance:
  Foreign:           1994     $    94.0  $       -      4.5%      4.5%
                     1990-94    6,171.5    3,795.1      5.5       5.5
                     1988-93    1,056.0      863.5      5.25      5.25
                     1987-88    1,222.5    1,077.5      5.5       5.5
                     1985-87      218.3      197.1      5.65      5.65
                     1985-86      974.8      889.2      6.75      5.5
                     1978-84    2,670.7    2,467.3      6.5       5.0
                     1974-79      731.9      647.8      7.0       5.0
                     Other         29.7       23.9

  U.S.:
                     1988-94      289.1      211.7      8.0       6.0
                     1986-94      342.2      299.3      6.0       6.0
                     1985-86       23.9       22.8      6.5       6.5
                     1981-86      268.2      268.8      7.0       5.5
                     1973-80       52.9       55.1      6.0       4.5
                     Other        101.5       89.3

Life insurance       1956-94       23.4       23.8    4.0-6.75    5.5
SFAS No. 115
  adjustment
  (Note 1)                        315.6          -
                               --------   --------
                       Total  $14,586.2  $10,932.2
                               ========   ========

     The weighted-average interest rates reflected in the statements of earnings for health insurance future policy benefits for foreign policies were 5.7% in 1994, 5.8% in 1993 and 5.9% in 1992, and for U.S. policies, 6.3%
in both 1994 and 1993, and 6.2% in 1992.
















                                 EXH 13-37

     Activity in the liability for unpaid policy claims is summarized as follows for the years ended December 31:

(In thousands)                            1994        1993        1992
                                        ---------   ---------   ---------
Unpaid supplemental health claims -
  beginning of year                    $  697,712  $  546,936  $  457,989
                                        ---------   ---------   ---------
Add claims incurred during the year
  related to:
    Current year                        1,978,901   1,576,396   1,214,123
    Prior years                           (62,940)    (40,033)    (18,007)
                                        ---------   ---------   ---------
Total incurred                          1,915,961   1,536,363   1,196,116
                                        ---------   ---------   ---------
Less claims paid during the year:
  On claims incurred during
    current year                        1,236,131   1,003,892     770,160
  On claims incurred during
    prior years                           532,001     427,395     339,496
                                        ---------   ---------   ---------
Total paid                              1,768,132   1,431,287   1,109,656
                                        ---------   ---------   ---------
Add effect of exchange rate changes
 on unpaid claims                          69,285      45,700       2,487
                                        ---------   ---------   ---------
Unpaid supplemental health claims -
  end of year                             914,826     697,712     546,936
Unpaid claims for life and
  other business                           14,524      14,354      14,750
                                        ---------   ---------   ---------
Total liability for unpaid policy
  claims                               $  929,350  $  712,066  $  561,686
                                        =========   =========   =========
























                                 EXH 13-38

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In thousands)                                      1994         1993
                                                 ---------    ---------
6.63% short-term note payable to bank under
 unsecured line of credit, due January 13, 1995   $  9,000     $     -
Unsecured note payable to bank under
 revolving credit and term-loan agreement,
 variable interest rate, due in quarterly
 installments, beginning June 1995 through
 March 2000                                         50,000           -
5.965% unsecured note payable to banks, due
 in semiannual installments beginning
 October 1995 through 1997                          49,000      49,000
9.60% to 10.72% unsecured notes payable to
 bank, due in semiannual installments
 through 1998                                       32,278      40,722
Obligations under capitalized leases, due in
 monthly installments through 2001, secured
 by computer equipment in Japan                     39,181      25,052
8.3% note payable due in monthly
 installments through 1997, secured
 by equipment                                        3,970       5,511
Other                                                1,472       1,777
                                                   -------     -------
    Total notes payable                           $184,901    $122,062
                                                   =======     =======


     The aggregate maturities of notes payable during each of the five years after December 31, 1994, are: 1995, $46.2 million; 1996, $50.3 million; 1997,
$49.3 million; 1998, $24.0 million; and 1999, $12.5 million.

     In 1994, the Company arranged permanent bank financing for the share repurchase program under a new revolving credit and term-loan agreement for up to $150 million with interest at LIBOR plus 50 basis points. At December 31, 1994, there was $50 million outstanding under this agreement at the current interest rate of 6.75%.

     The weighted average interest rate on short-term notes payable at December 31, 1994, is 6.63%. The Company had no short-term notes payable at December 31, 1993.

     In connection with the 5.965% unsecured note payable, the Company had an interest rate swap agreement, which is described in Note 4.

     Several loan agreements contain various covenants, which, among other things, require the Company to maintain a minimum consolidated shareholders' equity of $750 million.







                                 EXH 13-39

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In thousands)                              1994              1993
                                         ----------        ----------
Deferred income tax liabilities:
  Deferred acquisition costs             $1,038,548        $  785,699
  Unrealized gains on securities
   available for sale                       394,378               439
  Policy benefit reserves                         -            97,199
  Premiums receivable                       127,136            58,491
  Other                                      79,108            37,472
                                          ---------         ---------
    Total deferred income
     tax liabilities                      1,639,170           979,300
                                          ---------         ---------
Deferred income tax assets:
  Difference in tax basis of
   investment in Japan branch               117,238            69,204
  Foreign tax credit carryovers              69,507            61,758
  Policy benefit reserves                    91,634                 -
  Unfunded retirement benefits               45,124            23,993
  Accrued expenses                           59,569            22,734
  Other                                      69,828            45,643
                                          ---------         ---------
    Total gross deferred tax assets         452,900           223,332
  Less valuation allowance                   91,594            74,711
                                          ---------         ---------
    Total deferred income tax assets        361,306           148,621
                                          ---------         ---------
      Deferred income tax liability       1,277,864           830,679
Current income tax liability                114,577           119,599
                                          ---------         ---------
      Total income tax liability         $1,392,441        $  950,278
                                          =========         =========

     A valuation allowance is recognized under SFAS No. 109 when it is more likely than not that deferred tax assets will not be realized. The Company has established valuation allowances primarily for foreign tax credit carryovers and nondeductible noninsurance losses. During 1994, the valuation allowance for deferred tax assets increased by $16.9 million due to increased foreign tax credit carryovers and noninsurance losses.

     Foreign tax credit carryovers available at December 31, 1994, expire as follows: $13.4 million in 1995, $25.4 million in 1997, $23.0 million in 1998 and $7.7 million in 1999.










                                 EXH 13-40

     The components of income tax expense, excluding the cumulative effect of accounting changes, for the years ended December 31 were as follows:

                                 Foreign,
                               Principally
(In thousands)                    Japan           U.S.         Total
                               -----------     ---------    -----------
Income tax expense (benefit):
  1994:
    Current                    $   133,885     $  12,587    $   146,472
    Deferred                        65,225          (151)        65,074
                                ----------      --------     ----------
      Total                    $   199,110     $  12,436    $   211,546
                                ==========      ========     ==========
  1993:
    Current                    $   126,439     $  10,491    $   136,930
    Deferred                        47,222           343         47,565
                                ----------      --------     ----------
      Total                    $   173,661     $  10,834    $   184,495
                                ==========      ========     ==========
  1992:
    Current                    $    97,979     $   7,450    $   105,429
    Deferred                        33,786         1,962         35,748
                                ----------      --------     ----------
      Total                    $   131,765     $   9,412    $   141,177
                                ==========      ========     ==========

     Income tax expense in the accompanying consolidated financial statements is greater than the amount computed by applying the expected U.S. tax rate of 35% for both 1994 and 1993, and 34% for 1992, to pretax earnings before the cumulative effect of accounting changes. The principal reasons for the differences and the related tax effects are summarized as follows:

(In thousands)                       1994          1993          1992
                                  ---------     ---------     ---------
Income taxes based on U.S.
  statutory rates                 $ 176,518     $ 149,934     $ 110,345
U.S. alternative minimum tax         10,712         9,542         7,380
Unrecognized foreign tax credits     12,473        17,275        14,612
Noninsurance losses generating
  no current tax benefit              5,561         1,598         1,754
Other, net                            6,282         6,146         7,086
                                   --------      --------      --------
  Income tax expense              $ 211,546     $ 184,495     $ 141,177
                                   ========      ========      ========

     Most of the Company's income tax expense represents Japanese income taxes on AFLAC Japan operating results. Japan's corporate tax rate was 45.3% in 1994, and 46.2% in both 1993 and 1992. During the first quarter of 1994, the Japanese government enacted new tax legislation that terminated an extension of the temporary special corporate tax of .9% of Japan's taxable income. This tax was previously scheduled to expire at December 31, 1994. This tax rate reduction decreased income tax expense by approximately $4.0 million for 1994.




                                 EXH 13-41

     Income taxes are recorded in the statements of earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

                                         Liability   Liability  Deferred
                                          Method      Method     Method
(In thousands)                             1994        1993       1992
                                         ---------   --------   --------
Statements of earnings:
 Operating earnings (excluding realized
   investment gains and losses)           $211,341   $183,793   $144,382
 Realized investment gains and losses          205        702     (3,205)
 Benefits of adoption of SFAS No. 109            -    (22,000)         -
                                           -------    -------    -------
   Income taxes included in the
     statements of earnings                211,546    162,495    141,177
Shareholders' equity:
 Unrealized gains and losses on
   securities available for sale           289,658      2,165     (3,654)
 Unrealized foreign currency
   translation gains                        (1,980)         -          -
                                           -------    -------    -------
     Total income taxes                   $499,224   $164,660   $137,523
                                           =======    =======    =======


     Realized investment losses incurred by AFLAC Japan are fully deductible for Japan income tax purposes. Accordingly, the income tax effects shown above for realized and unrealized investment gains and losses reflect such tax benefit of any losses related to AFLAC Japan operations. Also, AFLAC Japan receives certain Japanese income tax benefits from foreign exchange translation losses on its dollar-denominated investments. These tax benefits are included directly in the shareholders' equity component of unrealized foreign currency translation gains.

     Deferred income tax expense, which results from differences in the timing of reporting various income and expense items between the financial statements (excluding the cumulative effect of accounting changes) and the income tax returns, is summarized as follows:

                                    Liability     Liability    Deferred
                                     Method        Method       Method
(In thousands)                        1994          1993         1992
                                    ---------     ---------    --------
Recognition of deferred policy
  acquisition costs                 $ 78,182      $ 56,786     $ 52,097
Adjustments of liability for
  future policy benefits             (12,449)          584          201
Unrecognized foreign tax credits      (5,882)       (3,548)      (6,393)
Noninsurance losses generating
  no tax benefit                       9,134         2,214        1,754
Other, net                            (3,911)       (8,471)     (11,911)
                                     -------       -------      -------
   Deferred income tax expense      $ 65,074      $ 47,565     $ 35,748
                                     =======       =======      =======



                                 EXH 13-42

     The Internal Revenue Service has proposed adjustments to the Company's U.S. consolidated federal income tax returns for the years 1989 through 1991. The proposed adjustments relate primarily to the computation of foreign-source income for purposes of the foreign tax credit that, if upheld, would have a significant effect on the Company's operating results. Management does not agree with the proposed tax issues and is vigorously contesting them. Although the final outcome is uncertain, the Company believes that its position will prevail and that the ultimate liability will not materially impact the consolidated financial statements.


(9)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the Company's common stock for the years ended December 31:

(In thousands)                         1994          1993          1992
                                     --------      --------      --------
Common stock - number of shares:
 Issued:
  Balance at beginning of year        103,710        82,549        81,778
  Exercise of stock options               290           370           771
  Shares issued in connection
   with acquisition                         -           104             -
  Five-for-four stock split                 -        20,687             -
                                     --------      --------      --------
  Balance at end of year              104,000       103,710        82,549
                                     --------      --------      --------
Treasury stock - number of shares:
  Balance at beginning of year            239           137            43
  Purchases of treasury stock           4,206            33            94
  Shares received in connection
   with acquisition                         -           238             -
  Five-for-four stock split                 -            44             -
  Shares issued to sales associates
   stock plan                             (81)            -             -
  Shares issued in connection
    with acquisition                        -          (213)            -
                                     --------      --------      --------
  Balance at end of year                4,364           239           137
                                     --------      --------      --------
Shares outstanding at end of year      99,636       103,471        82,412
                                     ========      ========      ========


     SHARE REPURCHASE PROGRAM: In February 1994, the board of directors authorized the purchase of up to 4.6 million shares of AFLAC Incorporated common stock on the open market. Through December 31, 1994, 4.2 million shares had been purchased under the repurchase program. The repurchase of shares and related financing costs did not materially increase earnings per share during 1994. In early 1995, the board of directors authorized the purchase of an additional 4.6 million shares.






                                 EXH 13-43

     STOCK OPTIONS: The following table summarizes data relating to qualified and non-qualified stock options:

                                        1994         1993        1992
                                     ---------    ---------   ---------
Number of shares subject to options:
  Outstanding at
    beginning of year                3,057,515    3,505,379   4,212,674
  Granted                            2,739,000       22,501     425,143
  Expired/canceled                     (76,625)           -     (12,657)
  Exercised                           (287,742)    (470,365) (1,119,781)
                                    ----------   ----------  ----------
  Outstanding at end
    of year                          5,432,148    3,057,515   3,505,379
                                    ==========   ==========  ==========
Exercisable at end
  of year                            4,421,114    2,761,980   2,913,053
                                    ==========   ==========  ==========
Available for future
  grants                               337,901          276      22,777
                                    ==========   ==========  ==========
Exercise price per
  share for options
  exercised                        $3.07-24.20  $3.07-24.20 $3.07-18.40
                                    ==========   ==========  ==========


     In April 1994, the Company's shareholders approved an additional three million shares to be made available for future grants.

     The exercise price of options outstanding at December 31, 1994, ranged from $5.35 to $34.69 per share (average exercise price of $20.30 per share).


     OTHER:  In accordance with the Parent Company's Articles of
Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

     In December 1993, the Parent Company issued 213,060 shares from treasury stock and 103,688 newly issued shares of common stock in exchange for the common stock of a corporation owned by the Company's president and chief executive officer. The principal assets of the acquired corporation consisted of 238,308 shares of the Parent Company's common stock (valued at the stock exchange average closing market price over the preceding 18 trading-day period) and future renewal commission rights on certain AFLAC insurance policies sold in the officer's territory while he served as an independent agent for the Company on a commission-only basis prior to 1983 (computed at fair value based on the average of three appraisals of the present value determinations made by three independent actuarial consultants). The 238,308 shares of Parent Company stock acquired have been reflected as the purchase of treasury shares in the accompanying consolidated financial statements.




                                 EXH 13-44

(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $2.0 billion at December 31, 1994, on a generally accepted accounting principles basis. AFLAC Japan accounted for $1.6 billion of the above net assets.

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management fees (see Note
2) and other payments to the Parent Company by its insurance subsidiaries are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Dividend payments by American Family Life Assurance Company of Columbus (AFLAC) during 1995 in excess of $259.0 million would require prior approval of U.S. state insurance regulatory authorities.

     The Company's insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Ministry of Finance, on the basis of statutory accounting practices prescribed or permitted by such authorities.

     U.S. statutory net income of AFLAC was $252.5 million in 1994, $149.2 million in 1993 and $153.2 million in 1992. Statutory capital and surplus was $1,127.6 million and $992.7 million at December 31, 1994 and 1993, respectively, as determined on a U.S. statutory accounting basis.

     Reconciliations of AFLAC's net assets on a generally accepted accounting principles basis to net assets determined on a U.S. statutory accounting basis as of December 31 are as follows:

     (In thousands)                               1994            1993
                                               ----------      ----------
Net assets on generally accepted
 accounting principles basis                  $ 1,952,326     $ 1,447,352
Adjustment for SFAS No. 115                      (216,462)              -
Elimination of deferred policy
  acquisition costs                            (2,401,768)     (1,950,845)
Adjustment to liability for future
  policy benefits                               1,015,088         828,932
Adjustment to income tax liability              1,013,083         857,124
Reduction in premiums receivable                  (61,168)        (42,989)
Establishment of asset valuation reserve         (139,858)       (106,431)
Elimination of statutory non-admitted assets      (52,511)        (37,038)
Difference in foreign currency translation        (81,087)        (56,238)
Other, net                                         99,961          52,833
                                               ----------      ----------
  Net assets on U.S. statutory
    accounting basis                          $ 1,127,604     $   992,700
                                               ==========      ==========


     A portion of AFLAC Japan annual earnings, as determined on a Japan statutory accounting basis, can be remitted each year to AFLAC U.S. after satisfying various restrictions imposed by Japanese regulatory authorities for protecting policyholders and obtaining remittance approvals from such

                                 EXH 13-45
authorities. Such restrictions include compliance with risk-based capital guidelines for Japanese insurers. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include changes in the market value of investments and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. Management expects to continue to obtain approvals from Japan regulatory authorities for annual transfers.

     Net assets (unaudited) of AFLAC Japan, based on Japan statutory accounting practices, aggregated $228.6 million and $184.4 million at December 31, 1994 and 1993, respectively. Japan statutory accounting practices differ in many respects from U.S. generally accepted accounting principles, including: different policy benefit reserving methods, immediate charge-off of policy acquisition costs, investment securities generally carried at lower of cost or market, and nonrecognition of deferred income tax liabilities.







































                                 EXH 13-46

(11)  BENEFIT PLANS

     Retirement Plans: The Company sponsors several defined-benefit retirement plans covering substantially all employees. The retirement benefits for employees are generally based on years of service and formula-determined salaries at retirement for AFLAC Japan employees, and salary during the five highest consecutive years out of the last 10 years preceding retirement for U.S. employees.

     It is the Company's general policy to annually fund through a trust the accrued costs for the U.S. employee plans to the extent deductible for U.S. federal income tax purposes (such accrued costs are calculated under the frozen entry-age actuarial cost method). A portion of the AFLAC Japan employee retirement program is funded under a group annuity arrangement with another insurance company. An accrued liability is included in the consolidated financial statements for the unfunded portion of the AFLAC Japan program and supplemental plans for certain Japan and U.S. officers.

     The components of retirement expense and significant actuarial assumptions for the years ended December 31 are shown below.

                                1994            1993            1992
                           --------------  --------------  --------------
(In thousands)              Japan   U.S.    Japan   U.S.    Japan   U.S.
                           ------  ------  ------  ------  ------  ------
Basic employee plans:
 Service cost for
  benefits earned
  during the year          $2,269 $ 2,166  $1,500 $ 1,602  $1,249 $ 1,160
 Interest cost on
  projected benefit
  obligations                 999   2,569     801   2,145     618   1,745
 Less actual investment
  return on plan assets    (1,135)     28    (355) (1,195)   (538) (1,538)
 Net amortization
  and deferral                278  (1,530)    213    (487)     97    (308)
                            -----  ------   -----  ------   -----  ------
   Total retirement
    expense for basic
    employee plans          2,411   3,233   2,159   2,065   1,426   1,059
Officers, retirees and
 beneficiaries unfunded
 supplemental plans         1,203  33,468   1,021  18,007     932  16,506
                            -----  ------   -----  ------   -----  ------
  Total retirement
   expense                 $3,614 $36,701  $3,180 $20,072  $2,358 $17,565
                            =====  ======   =====  ======   =====  ======

Significant actuarial
  assumptions:
 Discount rate for:
  Net periodic pension
   costs                     4.4%    7.0%    5.5%    8.0%     5.5%   9.0%
  Benefit obligations        5.0     8.0     4.0     7.0      5.5    9.0
 Projected increase in
  salary levels              4.5     5.0     4.5     5.0      4.5    6.6
 Expected long-term
  return on plan assets      5.5     9.0     5.5     9.0      5.5    9.0
                                 EXH 13-47

     Reconciliations of the funded status of the basic employee plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 are as follows:

                                          1994                1993
                                    ----------------   ----------------
(In thousands)                       Japan     U.S.     Japan     U.S.
                                    -------  -------   -------  -------
Plan assets, at fair value
 (primarily bonds, stocks
 and insurance contracts)           $16,631  $24,963   $12,615  $22,874
                                     ------   ------    ------   ------
Actuarial present value of
 benefit obligations:
  Accumulated benefit obligations,
   based on employee service to
   date and present salary levels:
     Vested benefits                 11,694   22,413    10,953   22,159
     Non-vested benefits                135    1,120       203    1,298
  Effect of assumed future
   salary increases                  10,344    9,108    10,452   10,919
                                     ------   ------    ------   ------
  Projected benefit obligations      22,173   32,641    21,608   34,376
                                     ------   ------    ------   ------
Projected benefit obligations
 in excess of plan assets            (5,542)  (7,678)   (8,993) (11,502)
Unamortized net losses from plan
 experience variations and changes
 in actuarial assumptions               589    9,661     4,802   11,341
Unrecognized prior service
 cost (credit)                            -     (276)        -      596
Unamortized net transition (gain)
 loss                                   983   (1,326)      966   (1,448)
                                     ------   ------    ------   ------
Prepaid retirement cost
 (liability) recognized in
 consolidated balance sheets        $(3,970) $   381   $(3,225) $(1,013)
                                     ======   ======    ======   ======

     In addition to the funded benefit obligations shown above for basic employee plans, the accrued retirement liability for unfunded supplemental retirement plans for various officers and beneficiaries at December 31, 1994 and 1993, was $102.6 million and $73.0 million, respectively. The actuarial present value of projected benefit obligations for these plans was $114.9 million and $117.4 million at December 31, 1994 and 1993, respectively. The discount rates used were 5.0% and 4.0% for AFLAC Japan, and 8.0% and 7.0% for AFLAC U.S. for 1994 and 1993, respectively. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Current benefits are payable at 1% of the previous year's "net earnings" as defined in the agreement. Benefits after 1994 will be reduced by one-half. In 1994, the provision for future increases in "net earnings" was strengthened to 15% for 1995 and graded to 10% over five years. As a result, approximately $13 million was added to the accrued liability for unfunded supplemental retirement plans in 1994.

     POSTRETIREMENT BENEFITS: In addition to pension benefits, substantially all U.S. employees of the Company participate in health care benefit plans.

                                 EXH 13-48

Employees become eligible for these benefits, up to age 65, if they terminate employment after age 55 with 15 years of service. Certain employees are eligible for nonmedical benefits.

     In 1993, the Company adopted the accrual method of accounting for postretirement benefits and elected to recognize the transition obligation in earnings. The cumulative effect of recognizing this transition obligation was a decrease to earnings by $9.6 million during 1993.

     The accumulated benefit obligation for the years ended December 31, 1994 and 1993 was $10.0 million and $11.2 million, respectively, based on an assumed discount rate of 8% and 7%, respectively.

     Net postretirement benefit cost for the years ended December 31 included the following components:

(In thousands)                              1994           1993
                                           ------         ------
Service Cost                               $  251         $  177
Interest Cost                                 743            786
                                            -----          -----
Postretirement benefit cost                $  994         $  963
                                            =====          =====


Actuarial assumptions used were:
  Projected health care cost trend
   rate                                       14%            15%
  Ultimate trend rate                          7%             7%
  Effect of a 1% point increase in
   the care-cost trend rate on the
   postretirement benefit obligation       $  487         $  541
  Effect of a 1% point increase in
   the care-cost trend rate on the
   aggregate of service and interest
   cost                                    $   94         $   71
  Discount rate - periodic cost                7%             8%


     STOCK BONUS PLAN: AFLAC U.S. maintains a Stock Bonus Plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $6.9 million in 1994, $3.5 million in 1993 and $4.1 million in 1992.












                                 EXH 13-49

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

     Management is responsible for the consolidated financial statements of AFLAC Incorporated and subsidiaries. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based upon management's best estimates and judgments. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this annual report is consistent with the information in the financial statements.

     The Company's internal controls are designed to reasonably assure that AFLAC Incorporated's books and records reflect the transactions of the Company, that assets are safeguarded, and that the Company's established policies and procedures are followed. The effectiveness of the controls system is supported by the selection and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and a comprehensive internal audit program.

     The Company engages KPMG Peat Marwick LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG Peat Marwick LLP appears on the following page.

     The Audit Committee of the board of directors, which is composed of four outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The committee meets periodically with representatives of management, as well as the independent and internal auditors, to review matters of a material nature related to financial reporting and the planning, results and recommendations of audits. The independent and internal auditors have free access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the committee. The committee is also responsible for making recommendations to the board of directors concerning the selection of the independent auditors.


 /s/ Daniel P. Amos
- ---------------------------------
Daniel P. Amos
President and Chief Executive Officer


 /s/ Kriss Cloninger III
- ---------------------------------
Kriss Cloninger III
Executive Vice President and Chief Financial Officer








                                 EXH 13-50

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                       KPMG PEAT MARWICK LLP


Atlanta, Georgia
January 30, 1995





















                                 EXH 13-51

                                           Unaudited Consolidated Quarterly Financial Data
                                               (In thousands, except per-share amounts)
- -----------------------------------------------------------------------------------------------------------------------------
Three Months ended,                 March 31                 June 30               September 30              December 31
- -----------------------------------------------------------------------------------------------------------------------------
1994                           Amount     % Change      Amount     % Change      Amount     % Change      Amount    % Change
- -----------------------------------------------------------------------------------------------------------------------------
Total revenues              $1,391,982     24.1%     $1,481,203     19.8%     $1,601,511     22.4%     $1,636,062     22.6%
Net earnings                    69,957     30.2          69,378     18.1          76,059     17.8          77,396     15.8
- -----------------------------------------------------------------------------------------------------------------------------

Per common share:
   Net earnings             $      .67     31.4      $      .67     19.6      $      .74     21.3      $      .76     18.8
   Cash dividends           $      .10               $      .115              $      .115              $      .115
- -----------------------------------------------------------------------------------------------------------------------------

Three Months ended,                 March 31                 June 30               September 30              December 31
- -----------------------------------------------------------------------------------------------------------------------------
1993                           Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
- -----------------------------------------------------------------------------------------------------------------------------

Total revenues              $1,121,470     20.0%     $1,236,720     29.5%     $1,308,241     27.6%     $1,334,187     24.5%
Net earnings before
  cumulative effect of
  accounting changes            53,746     26.8          58,741     32.7          64,540     34.8          66,861     36.9
Net earnings                    65,184                   58,741                   64,540                   66,861
- -----------------------------------------------------------------------------------------------------------------------------

Per common share:
   Net earnings before
    cumulative effect of
    accounting changes      $      .51     24.4      $      .56     27.3      $      .61     32.6      $      .64     33.3
   Cash dividends           $      .088              $      .10               $      .10               $      .10
- -----------------------------------------------------------------------------------------------------------------------------


                                                         EXH 13-52