Form 10-K, Exhibit 13
period 1995-12-31
AFLAC INC
filed 1996-03-26
CIK 4977

                                EXHIBIT 13


































                                  EXH 13

                                EXHIBIT 13

The following information is contained in the 1995 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1995 Form 10-K have been reproduced herein as
Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                 PART II

ITEM 5.  (a) Market Information:

The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1995, are as follows:

                      Quarterly Common Stock Prices

        1995                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  29.08          $  27.17         $  29.00
     3rd Quarter             29.25             24.33            27.67
     2nd Quarter             29.83             26.00            29.17
     1st Quarter             28.50             21.25            27.33



        1994
   --------------------------------------------------------------------
     4th Quarter          $  22.92          $  21.33         $  21.33
     3rd Quarter             24.08             21.67            22.75
     2nd Quarter             23.25             19.33            22.50
     1st Quarter             21.25             16.83            20.50



        1993
   --------------------------------------------------------------------
     4th Quarter          $  21.83          $  16.50         $  19.00
     3rd Quarter             22.67             18.58            21.50
     2nd Quarter             21.47             18.40            18.92
     1st Quarter             19.67             17.60            19.20



Adjusted for three-for-two stock split payable on March 18, 1996.







                                  EXH 13-1

ITEM 5.  (b)  Holders:
                              1995              1994             1993
---------------------------------------------------------------------------
Number of common
 shares outstanding*       141,974,309      149,454,647      155,207,126
Number of registered
 common shareholders            39,317           34,628           27,866
Approximate number of
 common shareholders            88,700           67,500           51,500



ITEM 5.  (c)  Quarterly cash dividends*:

                                1995             1994
                               ------           ------
   4th Quarter                 $.087            $.077
   3rd Quarter                  .087             .077
   2nd Quarter                  .087             .077
   1st Quarter                  .077             .067


*Adjusted for three-for-two stock split, payable on March 18, 1996.


For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning the balance sheet, presented in this Exhibit 13 on page 13-15, and Note 10, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-50.


























                                  EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In thousands, except for per-share amounts):
For the Year                                         1995           1994           1993           1992           1991
                                                  ----------     ----------    ----------     ----------     ----------
Revenues:
    Premiums, principally supplemental health    $ 6,070,830    $ 5,180,732    $ 4,225,390    $ 3,369,201    $ 2,765,349
    Net investment income                          1,024,960        838,825        689,272        533,166        431,315
    Realized investment gains (losses)                  (270)           (58)         2,937         (3,264)        (1,451)
    Other income                                      95,100         91,259         83,019         87,369         87,456
                                                  ----------     ----------     ----------     ----------     ----------
            Total revenues                         7,190,620      6,110,758      5,000,618      3,986,472      3,282,669
                                                  ----------     ----------     ----------     ----------     ----------
Benefits and expenses:
    Benefits and claims                            5,034,266      4,256,541      3,423,297      2,692,353      2,188,817
    Expenses                                       1,555,359      1,349,881      1,148,937        969,575        829,160
                                                  ----------     ----------     ----------     ----------     ----------
            Total benefits and expenses            6,589,625      5,606,422      4,572,234      3,661,928      3,017,977
                                                  ----------     ----------     ----------     ----------     ----------
            Pretax earnings                          600,995        504,336        428,384        324,544        264,692
Income taxes                                         251,938        211,546        184,495        141,177        116,008
                                                  ----------     ----------     ----------     ----------     ----------
            Net earnings                         $   349,057    $   292,790    $   243,889(1) $   183,367    $   148,684
                                                  ==========     ==========     ==========     ==========     ==========
-------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net earnings                                     $      2.33    $      1.89    $      1.55(1) $      1.19    $       .97
Cash dividends                                           .338           .298           .26            .23            .197
Shareholders' equity                                   15.03          11.72           8.80           7.00           6.03
Price range:                  High               $     29.83    $     24.08    $     22.67    $     18.60    $     16.60
                              Low                      21.25          16.83          16.50          12.80           9.53
                              Close                    29.00          21.33          19.00          18.40          15.93
Price/earnings ratio:*        High                     12.8x          12.7x          14.8x          15.6x          17.1x
                              Low                       9.1            8.9           10.8           10.8            9.8
Common shares used for EPS                           149,540        154,652        157,801        153,815        152,971
-------------------------------------------------------------------------------------------------------------------------











                                                                EXH 13-3

                                                     1995           1994           1993           1992           1991
                                                  ----------     ----------     ----------     ----------     ----------
At Year-End
Assets:
    Investments and cash                         $20,044,964    $15,993,768    $12,469,140    $ 9,461,341    $ 8,056,657
    Other                                          5,293,022      4,293,311      2,973,546      2,440,033      2,087,843
                                                  ----------     ----------     ----------     ----------     ----------
            Total assets                         $25,337,986    $20,287,079    $15,442,686    $11,901,374    $10,144,500
                                                  ==========     ==========     ==========     ==========     ==========

Liabilities and shareholders' equity:
    Policy liabilities                           $19,634,981    $16,006,607    $12,065,471    $ 9,350,241    $ 7,877,941
    Notes payable                                    327,268        184,901        122,062        125,800        138,810
    Income taxes, primarily deferred               1,397,709      1,392,441        950,278        848,514        768,515
    Other liabilities                              1,843,887        951,363        939,251        494,937        435,745
    Shareholders' equity                           2,134,141      1,751,767      1,365,624      1,081,882        923,489
                                                  ----------     ----------     ----------     ----------     ----------
            Total liabilities and
               shareholders' equity              $25,337,986    $20,287,079    $15,442,686    $11,901,374    $10,144,500
                                                  ==========     ==========     ==========     ==========     ==========
--------------------------------------------------------------------------------------------------------------------------

Supplemental Data
Operating earnings**                             $   348,734    $   293,053    $ 241,654(1)   $   183,426    $   148,076
Operating earnings per share**                   $      2.33    $      1.89    $    1.53(1)   $      1.19    $       .97
Pretax profit margin**                                  8.4%           8.3%         8.5%             8.2%           8.1%
After-tax profit margin**                               4.8%           4.8%         4.8%(1)          4.6%           4.5%
Operating return on equity***                          22.0%          20.4%        19.9%(1)         18.4%          17.3%
Yen/dollar exchange rate at year-end                  102.95          99.85       112.00           124.70         125.25
Average yen/dollar exchange rate                       94.10         102.26       111.21           126.67         134.52


Notes:  (1)  Excludes gain of $11,438 ($.07 per share) from cumulative effect of accounting changes in 1993;
        (*)  Based on operating earnings per share.
        (**) Excludes realized investment gains/losses, net of tax.
        (***)Excludes realized investment gains/losses and unrealized gains on securities available for sale, net.

Share and per-share amounts have been adjusted to reflect the three-for-two stock split payable on March 18, 1996.

For segment and foreign information, see Management's Discussion and Analysis of Financial Condition and Results of
Operations, and Note 2 of Notes to the Consolidated Financial Statements.







                                                                EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     AFLAC Incorporated (the "Parent Company") and its subsidiaries (the "Company") achieved record-setting results during each year of the three-year period ended December 31, 1995.

     The Company's primary business activity is supplemental health insurance, which is marketed and administered primarily through American Family Life Assurance Company of Columbus (AFLAC). Most of AFLAC's policies are individually underwritten in the payroll market, with premiums paid by the employee. The Company's operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two principal markets for the Company's insurance operations. AFLAC Japan and AFLAC U.S. are the primary components for this discussion and analysis due to their significance to the Company's consolidated financial condition and results of operations.

     On February 13, 1996, the board of directors declared a three-for-two stock split, effectively increasing the number of shares outstanding by 50%. All share and per-share amounts have been restated for the stock split.






































                                  EXH 13-5

RESULTS OF OPERATIONS

     The following table sets forth the results of operations by business component for the years shown and the percentage changes from the previous year.
            SUMMARY OF OPERATING RESULTS BY BUSINESS COMPONENT
               (In millions, except for per-share amounts)

                              Percentage change          Years ended
                              over previous year         December 31,
                              ------------------   ------------------------
                                 1995     1994      1995     1994     1993
                              ------------------   ------------------------
Pretax operating earnings:
 Insurance operations (excluding
   realized investment gains and
   losses):
     AFLAC Japan...........      19.1%    18.2%    $561.4   $471.4   $398.9
     AFLAC U.S.............      15.8     20.1      104.5     90.2     75.1
                                                    -----    -----    -----
      Total U.S. and Japan
        insurance                18.6     18.5      665.9    561.6    474.0

 Realized investment
   gains (losses)..........                           (.3)     (.1)     2.9
 Broadcast division........      10.4     28.1       19.0     17.2     13.4
 Interest expense,
   noninsurance operations.                         (11.3)    (9.9)    (8.1)
 Capitalized interest,
   building construction...                             -      2.4      8.8
 Corporate expenses, other
   operations and
   eliminations............      (7.9)    (6.8)     (72.3)   (66.9)   (62.6)
                                                    -----    -----    -----
    Earnings before income
      taxes and cumulative
      effect of accounting
      changes..............      19.2     17.7      601.0    504.3    428.4

Income taxes...............      19.1     14.7      251.9    211.5    184.5
                                                    -----    -----    -----
  Earnings before
    cumulative effect of
    accounting changes.....      19.2     20.1      349.1    292.8    243.9

Cumulative effect of
  accounting changes.......                             -        -     11.4
                                                    -----    -----    -----
  Net earnings.............                        $349.1   $292.8   $255.3
                                                    =====    =====    =====
  Net earnings per share...      23.3     21.9     $ 2.33   $ 1.89   $ 1.55*
                                                    =====    =====    =====
============================================================================
*Excludes gain of $.07 per share from cumulative effect of accounting changes in 1993.
============================================================================
Per-share amounts have been adjusted to reflect the three-for-two stock split payable March 18, 1996.
                                  EXH 13-6

     The following discussion of earnings comparisons excludes a gain of $11.4 million, or $.07 per share, from the cumulative effect of required accounting changes adopted in the first quarter of 1993. For additional information on these accounting changes, see Note 1 of Notes to the Consolidated Financial Statements.

     Net earnings increased in each year of the three-year period ended December 31, 1995. The increases reflected strong earnings in the functional currencies of AFLAC's core insurance operations in Japan and the United States, improved earnings by the AFLAC Broadcast Division in 1995 and 1994, a consolidated benefit from additional investment income associated with profit repatriations from AFLAC Japan to AFLAC U.S., and reduced income tax expense beginning in 1994 resulting from a tax rate reduction in Japan. Partially offsetting the increases were higher corporate expenses and increased interest expense from the Company's stock repurchase program in 1994 and 1995. However, the repurchase program benefited earnings per share. Earnings in 1994 and 1993 benefited from capitalized interest due to construction of the Company's administrative office building in Japan, which was completed in early 1994.

     Due to the relative size of AFLAC Japan, fluctuations in the foreign currency markets can have a significant effect on the Company's reported results. From 1993 through 1995, the reported results in U.S. dollars for AFLAC Japan and the Company's consolidated earnings were aided by favorable currency translations from yen to dollars. The continued strength of the Japanese yen caused our yen-based earnings to be translated for reporting purposes into a greater amount of dollars during each year of the three-year period when compared with the results for each preceding year. As a result of the strengthening yen, operating earnings per share (excluding realized investment gains/losses) increased 23.3% to $2.33 in 1995, 23.5% to $1.89 in 1994 and 28.6% to $1.53 in 1993. The strengthening of the yen benefited operating earnings by approximately $.15 per share in 1995 compared with 1994, $.12 per share in 1994 compared with 1993, and $.16 per share in 1993 compared with 1992. However, the Company sets its objective for growth in operating earnings per share before the effect of foreign currency fluctuations. Excluding the effect of currency fluctuations, operating earnings per share increased 15.3%, 15.7% and 15.1% for the years ended December 31, 1995, 1994 and 1993, respectively.

     The yen began to weaken in relation to the dollar in the third quarter of 1995 and most currency commentators expect it to remain weaker in 1996 than in 1995. A weaker yen has a negative effect on net earnings reported in U.S. dollars. However, all of AFLAC Japan's premiums and most of its investment income are received in yen, and its claims and expenses are paid in yen. Also, the majority of its invested assets are denominated in yen. Therefore, the translation of results from yen into U.S. dollars does not affect AFLAC Japan's financial condition or its results of operations in real economic terms.

     The Company's objective for 1996 is to increase operating earnings per share by 15%, excluding the effect of currency translation. However, if that objective is achieved and the yen/dollar exchange rate averages 105.00 compared with the 1995 average rate of 94.10, operating earnings per share including foreign currency translation would increase by 6% in 1996.

     AFLAC Japan's pretax operating earnings (excluding realized investment gains/losses) in yen increased 9.7%, 8.5% and 10.2% for the years ended December 31, 1995, 1994 and 1993, respectively. The reported U.S. dollar
                                  EXH 13-7
results for AFLAC Japan were affected by the increasingly favorable cumulative-average yen-to-dollar exchange rates of 94.10 in 1995, 102.26 in 1994 and 111.21 in 1993. As a result, percentage increases in U.S. dollars for AFLAC Japan's pretax operating earnings were 19.1% in 1995, 18.2% in 1994 and 25.6% in 1993.

     The Company's effective income tax rates were 41.9% in both 1995 and 1994, and 43.1% in 1993. Most of the Company's income tax expense represented Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3% for both 1995 and 1994, and 46.2% for 1993. Changes in the mix of contributions from the Company's business components also impacted the effective tax rates for the three-year period from 1993 through 1995.

     During 1995, the board of directors authorized the purchase of up to an additional 14.4 million shares of AFLAC Incorporated common stock on the open market. In total, the board of directors has authorized the purchase of up to 21.4 million shares since the inception of the repurchase program in February 1994. As of December 31, 1995, 14.5 million shares had been purchased under these repurchase authorizations. The difference in the percentage increases of net earnings and net earnings per share primarily reflects the impact of the share repurchase program.

     The shares purchased were financed with available cash and borrowings under revolving credit and term note agreements. Interest expense related to the share repurchase program was $5.3 million in 1995 and $2.6 million in 1994. Consolidated interest expense, including interest expense from insurance operations, was $15.6 million in 1995, $13.5 million in 1994 and $10.6 million in 1993.

     AFLAC Japan repatriated profits to AFLAC U.S. of $140.5 million in 1995, $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. The profit transfers to AFLAC U.S. adversely impact AFLAC Japan's investment income. However, profit repatriations benefit consolidated operations because higher investment yields can be obtained on funds invested in the United States. Also, income tax expense is presently lower on investment income earned in the United States. Management estimates that cumulative profit transfers from 1992 through 1995 have benefited consolidated net earnings by $13.9 million in 1995, $7.4 million in 1994 and $3.3 million in 1993.


INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan, a branch of AFLAC and the principal contributor to the Company's earnings, is the fourth largest life insurance company in Japan in terms of individual policies in force.

     As discussed above, AFLAC Japan transferred profits to AFLAC U.S., which distorts comparisons of operating results between years. The AFLAC Japan summary of operations table on the following page presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds repatriated to AFLAC U.S. during 1992 through 1995.



                                  EXH 13-8

                              AFLAC JAPAN
                      SUMMARY OF OPERATING RESULTS

                                                 In Dollars
(In millions)                             1995         1994         1993
                                       -----------------------------------
Premium income....................     $5,195.4     $4,370.7     $3,484.0
Investment income, as adjusted*...        941.3        766.0        622.4
Other income                                (.5)         2.8          1.8
                                        -------      -------      -------
  Total revenues, as adjusted*....      6,136.2      5,139.5      4,108.2
                                        -------      -------      -------
Benefits and claims...............      4,486.3      3,752.8      2,957.4
Operating expenses................      1,068.0        902.9        746.7
                                        -------      -------      -------
  Total benefits and expenses           5,554.3      4,655.7      3,704.1
                                        -------      -------      -------
  Pretax operating earnings, as
    adjusted*.....................        581.9        483.8        404.1

Investment income applicable to
  profit repatriations............        (20.5)       (12.4)        (5.2)
                                        -------      -------      -------
  Pretax operating earnings.......     $  561.4     $  471.4     $  398.9
                                        =======      =======      =======
---------------------------------------------------------------------------
                                In Dollars                  In Yen
                           1995    1994    1993      1995    1994    1993
                           --------------------      --------------------
Percentage increases
 over previous year:
  Premium income.......    18.9%   25.5%   29.9%      9.4%   15.4%   14.1%
  Investment income*...    22.9    23.1    31.8      13.1    13.1    15.7
  Total revenues*......    19.4    25.1    30.2       9.9    15.0    14.3
  Pretax operating
    earnings*..........    20.3    19.7    26.8      10.7    10.0    11.3

  Pretax operating
    earnings...........    19.1    18.2    25.6       9.7     8.5    10.2
---------------------------------------------------------------------------
                                            1995        1994        1993
                                          --------------------------------
Ratios to total revenues, as adjusted*:
  Benefits and claims................       73.1%       73.0%       72.0%
  Operating expenses.................       17.4        17.6        18.2
  Pretax operating earnings..........        9.5         9.4         9.8

Ratio of pretax operating earnings
  to total reported revenues.........        9.2         9.2         9.7

============================================================================
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $20.5 million in 1995, $12.4 million in 1994 and $5.2 million in 1993 foregone due to profit repatriations.
============================================================================


                                  EXH 13-9

     The percentage increases in premium income in yen reflect the growth of premiums in force. The increases in annualized premiums in force of 7.5% in 1995, 14.5% in 1994 and 13.2% in 1993 reflect the high persistency of our business, sales of new policies and conversions of existing policies to policies with higher benefits and premiums. New annualized premiums from sales and conversions were: $772.0 million in 1995, up 13.4% (4.3% in yen); $680.9 million in 1994, up 18.2% (10.0% in yen); and $576.1 million in
1993, up 6.3% (a decline of 7.5% in yen). Sales for the past three years have been affected by a decline in conversion activity, which has steadily decreased since a peak in 1992. Management believes sales during the last three years have also been affected by reduced consumer disposable income resulting from the troubled Japanese economy.

     Sales growth, excluding conversions, was positively affected in 1995 by product broadening, particularly the introduction of living benefit life, AFLAC Japan's newest product, in the fourth quarter of 1995. AFLAC Japan's sales mix is changing, although cancer insurance still accounts for the majority of total new sales and insurance in force. Cancer insurance sales accounted for 71.2% of total new sales in yen in 1995, 81.3% in 1994 and 79.3% in 1993. Sales of a care product, which was introduced in 1992, represented 15.6% of total new sales in 1995, 17.9% in 1994 and 19.9% in 1993. Sales of living benefit life accounted for 11.6% of total new sales in 1995. Management believes that the contributions of cancer insurance to new sales will decline in the future and that newer products, such as living benefit life, will increase as AFLAC Japan proceeds with its strategy of product broadening.

     Due to the continued low level of available investment yields in Japan, the Ministry of Finance has permitted insurers to increase premium rates on new policy issues in recent years. AFLAC Japan increased premium rates by an average of 16% on all cancer policy sales made after July 1, 1994. Premium rates on care policy new issues were increased by an average of 10% in both November 1993 and 1995. As a result of continuing low yields, the Company expects to increase premium rates an additional 10% on all new policy issues beginning in the second half of 1996.

     Investment income, which is affected by available cash flow from operations and investment yields achievable on new investments, continually increased during the three-year period from 1993 to 1995, despite a decline in available investment yields. Funds available for investment during the three-year period 1993 through 1995 were reduced by the annual profit repatriations discussed above and expenditures of $173.5 million in 1994 and $94.4 million in 1993 for the construction of the administrative office building in Tokyo. Rates of return on fixed-maturity securities in Japan have remained low in 1995 compared with historical levels. For instance, the yield on 10-year Japanese government bonds, as measured by a composite index, declined from 4.72% in January 1995 to a low of 2.60% in July 1995, closing the year at 3.07%. AFLAC Japan's new money rates for investments made were 4.71% for 1995, 5.17% for 1994 and 5.55% for 1993. The cumulative effect of lower investment yields is reflected in the overall rate of return (net of investment expenses) on AFLAC Japan's average invested assets at amortized cost. This return was 5.81% in 1995, compared with 6.00% in 1994 and 6.16% in 1993.

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets. Therefore, there is a risk that reinvestment of the proceeds at maturity of such investments will be at a yield below that of the interest required for the accretion of policy
                                  EXH 13-10
liabilities. At December 31, 1995, the average duration of the policy liabilities was approximately 13 years. The average duration of the related assets denominated in yen was approximately nine years. The weighted-average period to maturity of fixed-maturity securities at December 31, 1995, was 11.3 years, compared with 10.7 years at December 31, 1994. Over the next four years, $2.0 billion, or 13.1% of AFLAC Japan's fixed-maturity securities, will mature and be reinvested.

     By concentrating on selected sectors, the Company has secured higher yields than 10-year Japanese government bonds would have provided while adhering to conservative standards for credit quality. The Company believes that it can maintain an overall return on invested assets with an adequate spread over premium pricing assumptions and assumed interest rates for policy liabilities for the near term. The premium increases implemented during the past two years should have a positive impact on these spreads and therefore contribute to stability in the pretax operating profit margin.

     During the three-year period ended December 31, 1995, the benefit ratio increased, and the operating expense ratio declined slightly. The increase in the benefit ratio reflects the strengthening of policy liabilities to provide for lower assumed interest rates and some increase in claims experience due to fewer-than-expected policy lapses. The Company's annual claims experience studies continue to support the current reserving assumptions.

     In 1994, the Japanese government passed a package of tax reform bills centering on an increase in the consumption tax, which is similar to a sales tax in the United States. The consumption tax, which was enacted in 1989, is scheduled to increase from the current rate of 3% to 5% effective April 1, 1997. AFLAC Japan currently incurs consumption tax on agents' commissions. Had the rate increase been enacted effective January 1, 1995, pretax operating earnings would have been reduced by approximately $17.6 million ($9.6 million after income tax) in 1995.

     During 1994, the governments of Japan and the United States held a series of trade talks. The U.S.-Japan Framework Agreement negotiations discussed the possibility of opening various Japanese market sectors, including insurance, to expanded foreign competition. During the discussions, the Japanese government agreed to avoid any radical changes in the third sector of the insurance market until a substantial portion of the life and non-life insurance sectors are deregulated. AFLAC and other foreign-owned insurers, as well as some small to medium-sized Japanese insurers, operate in the third sector.

     In 1996, the Japanese government will adopt a framework for long-term deregulation of the financial services businesses in Japan. The principles upon which deregulation of the Japanese insurance industry is based are: to promote competition and to enhance efficiency through deregulation and liberalization; to preserve soundness; and to secure fairness and equity in business operations. As Japan begins gradually deregulating the insurance industry, the marketplace should become more competitive; however, the ultimate changes, and their effects on AFLAC Japan, are not presently determinable. But, due to the Company's unique marketing distribution system and low-cost operations in Japan, AFLAC believes it should not be directly affected by deregulation in Japan in the immediate future.

     Even with Japan's economic slowdown, the Company believes the market for supplemental insurance remains bright. Demand for the Company's
                                  EXH 13-11
products in Japan has continued, and the Company remains optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.


INSURANCE OPERATIONS, AFLAC U.S.

     AFLAC U.S. pretax operating earnings benefited from additional investment income earned on profit transfers received from AFLAC Japan. AFLAC U.S. received profit transfers in the amounts of $140.5 million in 1995, $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. AFLAC U.S. in turn increased dividend payments to the Parent Company in the amounts of $21.2 million in 1995, $51.9 million in 1994 and $10.1 million in 1993. Estimated investment income earned from profits repatriated to and retained by AFLAC U.S. from 1992 through 1995 has been reclassified in the presentation on the following page in order to improve comparability between years.








































                                  EXH 13-12

                              AFLAC U.S.
                     SUMMARY OF OPERATING RESULTS


(In millions)                               1995        1994        1993
                                         --------------------------------
Premium income.........................   $ 859.8     $ 792.5     $ 722.5
Investment income, as adjusted*........      78.3        68.5        62.3
Other income...........................       1.2         1.9         2.7
                                           ------      ------      ------
  Total revenues, as adjusted*.........     939.3       862.9       787.5
                                           ------      ------      ------
Benefits and claims....................     533.1       490.2       450.7
Operating expenses.....................     322.9       295.3       267.9
                                           ------      ------      ------
  Total benefits and expenses..........     856.0       785.5       718.6
                                           ------      ------      ------
    Pretax operating earnings, as
      adjusted*........................      83.3        77.4        68.9

Investment income applicable to
  profit repatriations.................      21.2        12.8         6.2
                                           ------      ------      ------
    Pretax operating earnings..........   $ 104.5     $  90.2     $  75.1
                                           ======      ======      ======
----------------------------------------------------------------------------
Percentage increases over previous year:
  Premium income.......................       8.5%        9.7%        9.5%
  Investment income*  .................      14.3        10.0        10.4
  Total revenues*......................       8.9         9.6         9.6
  Pretax operating earnings*...........       7.7        12.2        12.7

  Pretax operating earnings............      15.8        20.1        20.1
----------------------------------------------------------------------------
Ratios to total revenues, as adjusted*:
  Benefits and claims..................      56.7%       56.8%       57.2%
  Operating expenses...................      34.4        34.2        34.0
  Pretax operating earnings............       8.9         9.0         8.8

Ratio of pretax operating earnings to
  total reported revenues..............      10.9        10.3         9.5

============================================================================
*Excludes estimated investment income of $21.2 million in 1995, $12.8 million in 1994 and $6.2 million in 1993 related to investment of profit repatriation funds retained by AFLAC U.S.
============================================================================

      The operating results continue to reflect slightly lower benefit ratios. This trend is principally due to the mix of business shifting toward accident and hospital indemnity policies, which have lower benefit
ratios compared with other products.   Management expects future benefit
ratios for some of the Company's supplemental products to increase slightly due to the Company's ongoing efforts to improve policy persistency by enhancing policyholder benefits. In addition, potential minimum benefit ratio requirements by insurance regulators may also result in an increase to these ratios.

                                  EXH 13-13

     At the same time, management expects the operating expense ratio, excluding discretionary advertising expenses, to decline in the future due to continued improvements in operating efficiencies. By improving administrative systems and controlling other costs, management has been able to redirect funds to national advertising programs without significantly affecting the operating expense ratio. For more information regarding advertising expenses, see Note 2 of the Notes to the Consolidated Financial Statements. Operating expenses in 1995 also reflect the Company's decision to settle certain litigation in Alabama related to an ancillary line of business.

     Management expects the pretax operating profit margin, which was 8.9% excluding the effect of repatriation in 1995, to remain approximately the same in 1996.

     The percentage increases in premium income reflect the growth of
premiums in force.   The increases in annualized premiums in force of 8.8%
in 1995, 9.1% in 1994 and 10.0% in 1993 were favorably affected by an improvement in the persistency for several lines of business, increased sales through Section 125 plans (commonly known as "cafeteria plans"), the product-broadening program and expanding affiliations with insurance brokers. Declining sales of Medicare supplement, which has higher persistency, and increasing sales of accident insurance, which has lower persistency, have partially offset these increases in premium in force. The Company continues to de-emphasize the sale of Medicare supplement insurance, its lowest margin product.

     New annualized premiums from sales and conversions were: $279.1 million in 1995, up 13.6%; $245.8 million in 1994, up 7.3%; and $229.0 million in
1993, up 11.1%. New products contributed greatly to new sales growth. Excluding Medicare supplement sales, new annualized premium sales were up 20.8% for 1995, compared with 1994.

     The Company continues to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.


OTHER OPERATIONS

     The Company's other operations primarily include seven network-affiliated television stations located in small to mid-size U.S. markets. Broadcast revenues increased 5.1% in 1995 and 12.3% in 1994 primarily due to increased advertising revenues from an improved U.S. economy and from the
off-year political elections in 1994.   Due to the large size and growth of
the Company's insurance operations, the Broadcast Division will remain a small part of the Company's overall operating results.

     The Parent Company's operating expenses consist primarily of corporate overhead expenses such as salary costs, retirement provisions and professional fees. These expenses have increased during the last three years, principally due to the growth in corporate service activities and to increased retirement accruals in 1995 and 1994 for certain senior officers and beneficiaries due to enhanced benefits, early retirement and certain revisions in actuarial assumptions.



                                  EXH 13-14

FINANCIAL ACCOUNTING STANDARDS BOARD'S STATEMENTS

     For information regarding Statements of Financial Accounting Standards
(SFAS) adopted during 1995 and those to be adopted in 1996, see Note 1 of the Notes to the Consolidated Financial Statements.


ANALYSIS OF FINANCIAL CONDITION
BALANCE SHEET

     The financial condition of the Company has remained strong during the last two years. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of high-quality securities.

     Due to the relative size of AFLAC Japan, changes in the yen/dollar exchange rate can have a significant effect on the Company's financial statements. The yen/dollar exchange rate at the end of each period is used to convert yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1995, was 102.95 yen to one U.S. dollar, 3.0% weaker than the December 31, 1994, exchange rate of 99.85. Management estimates that the weaker yen rate decreased invested assets, including cash, by $531.2 million, total assets by $668.3 million and total liabilities by $652.3 million over the amounts that would have been reported using the previous year's exchange rate. For additional information on exchange rates, see Note 2 of the Notes to the Consolidated Financial Statements.

     Under the provisions of SFAS No. 115, which was adopted January 1, 1994, fixed-maturity securities available for sale are carried at fair value. Previously, fixed-maturity securities were carried at amortized cost. Net unrealized gains of $2.6 billion on investments in fixed-maturity securities at December 31, 1995, consisted of $2.6 billion in gross unrealized gains and $18.9 million in gross unrealized losses. At year-end 1994, net unrealized gains were $820.9 million. During 1995, net unrealized gains increased by $1.7 billion, primarily due to the decrease in general-market interest rates in Japan and the United States. Since December 31, 1994, AFLAC Japan's net unrealized gains have increased by $1.6 billion, and AFLAC U.S. net unrealized gains have increased by $150.9 million. For additional information regarding SFAS No. 115, see Note 3 of the Notes to the Consolidated Financial Statements.

     During 1995, total invested assets, including unrealized gains on fixed-maturity securities, increased $4.1 billion, or 25.3%. During 1994, total invested assets increased $3.5 billion, or 28.3%. In 1995, AFLAC Japan's invested assets increased $3.6 billion (24.7%), while AFLAC U.S. invested assets increased $416.3 million (33.1%). Since December 31, 1994, total invested assets, excluding unrealized gains on fixed-maturity securities, have increased $2.3 billion, or 15.2%. AFLAC Japan's investments increased $2.0 billion (14.7%), while AFLAC U.S. investments increased $265.4 million (20.3%). During 1995, deferred policy acquisition costs increased 6.7%, and total assets increased 24.9%. The continued growth in assets reflects the strength of the Company's primary business, the substantial cash flows from operations, the record-breaking new annualized premium sales by AFLAC U.S., the substantial renewal premiums earned in AFLAC Japan (89% of AFLAC Japan premiums) and the effect of SFAS No. 115. Partially offsetting these positive factors was the previously mentioned weaker yen/dollar exchange rate.

                                  EXH 13-15

     AFLAC invests primarily within the Japanese and U.S. fixed-maturity markets. The Company uses specific criteria to judge the credit quality and liquidity of its investments. The Company utilizes a variety of credit rating services to monitor this criteria. The percentages of the Company's fixed-maturity securities available for sale, at amortized cost by quality rating, as of December 31, 1995, were as follows:

               AAA                                     49.2%
               AA                                      22.2
               A                                       24.6
               BBB                                      4.0
                                                      -----
                                                      100.0%

     Private placement investments made up 23.1% and 20.3% of the Company's total fixed-maturity securities available for sale as of December 31, 1995 and 1994, respectively. AFLAC Japan has made investments in the private sector to secure higher yields than 10-year Japanese government bonds would have provided. At the same time, the Company has adhered to its conservative standards for credit quality.

     Mortgage loans on real estate and other long-term investments amounted to less than .2% of invested assets at both December 31, 1995 and 1994. Cash and short-term investments totaled $236.3 million as of December 31, 1995, or 1.2% of total invested assets, compared with $348.6 million, or 2.2% of total invested assets, at December 31, 1994. For additional information concerning investments and market values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

     Policy liabilities increased $3.6 billion, or 22.7%, during 1995. AFLAC Japan policy liabilities increased $3.5 billion, or 24.0%, and AFLAC U.S. policy liabilities increased $138.2 million, or 10.0%. These increases are due to the addition of new business, the aging of policies in force and the effect of SFAS No. 115 (see Note 3). The weaker yen decreased reported policy liabilities by $560.8 million in 1995. During 1994, policy liabilities increased $3.9 billion, or 32.7%. The stronger yen in 1994 compared with 1993 increased reported policy liabilities by $1.6 billion.

     Loan agreements for the share repurchase program were amended to provide for borrowings of up to $500 million in U.S. dollars with interest at the London Interbank Offered Rate plus 25 basis points or in Japanese yen with interest at the Tokyo Interbank Offered Rate plus 25 basis points. Principal payments are payable annually over six years beginning in July 1996. In August 1995, all outstanding borrowings under the agreement were converted from dollar-denominated to yen-denominated amounts. At December 31, 1995, bank borrowings of 23.9 billion yen ($230.7 million) were outstanding in connection with the share repurchase program. The Company has entered into interest rate swaps with a notional amount that approximates the unpaid principal at December 31, 1995. These swaps effectively change the interest rate exposure from floating-rate to a fixed-rate of 2.71%. The Company has also designated these yen-denominated borrowings as a hedge of its net investment in AFLAC Japan for financial reporting purposes. The Company's ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized market gains on securities available for sale) was 16.5% and 10.8% as of December 31, 1995 and 1994, respectively.


                                  EXH 13-16

     AFLAC Japan uses short-term (usually seven days) security lending arrangements to increase investment income with minimal risk. At December 31, 1995 and 1994, the Company held Japanese government bonds as collateral for loaned securities in the amount of $1.4 billion and $556.9 million, respectively, at market value. The Company's security lending policy requires that the market value of the securities received as collateral be 105% or more of the market value of the loaned securities as of the date the securities are loaned, and not less than 100% thereafter. During 1995, the average month-end balance of outstanding security loans was $1.1 billion. This program increased investment income in AFLAC Japan by approximately $.9 million.

     Shareholders' equity has increased $382.4 million since December 31, 1994. The increase was primarily due to net earnings of $349.1 million, an increase in net unrealized gains on securities available for sale of $253.9 million, and an increase in unrealized foreign exchange gains of $39.2 million, less net treasury stock purchases of $215.3 million and dividends paid of $48.9 million.

     For information regarding proposed tax adjustments by the Internal Revenue Service and pending litigation (including Alabama), see Notes 8 and 12, respectively, of the Notes to the Consolidated Financial Statements.

     Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to the Company in the past. The Company believes that future assessments relating to companies currently involved in insolvency proceedings will not materially impact the consolidated financial statements. The Japanese government is currently implementing a funding program for the protection of policyholders similar to the guarantee funds in the United States.

     The Company's insurance operations continue to provide its primary sources of liquidity. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable. The Company's investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment-yield changes. Also, the majority of AFLAC policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore are not subject to the risks of medical cost inflation.

     The achievement of continued long-term growth will require growth in the statutory capital and surplus of the insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. Management believes outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures and business expansion.

                                  EXH 13-17

     Parent Company capital resources are largely dependent upon the ability of the subsidiaries to pay management fees and dividends. Insurance regulatory authorities impose certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to the Parent Company. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to the Parent Company. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the National Association of Insurance Commissioners
(NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     A risk-based capital formula that establishes capital requirements relating to insurance risk, business risk, asset risk and interest rate risk was adopted by the NAIC in 1992 for U.S. life insurance companies. These requirements are intended to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio continues to reflect a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to investments, reinsurance, limited benefit insurance policies, dividend restrictions, revisions to the risk-based capital formula, recodification of statutory accounting principles and other related matters.

     In addition to restrictions by U.S. insurance regulators, the Japanese Ministry of Finance (MOF) imposes restrictions on and requires approval for the remittances of earnings from AFLAC Japan to AFLAC U.S. Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $179.5 million in 1995, $167.9 million in 1994 and $133.4 million in 1993. During the last few years, the MOF has developed solvency standards, a version of risk-based capital requirements, as part of its long-term regulatory revisions. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the Notes to the Consolidated Financial Statements.


CASH FLOW

     Operating cash flows for AFLAC Japan are translated using average monthly exchange rates for the year. The average yen/dollar exchange rate, which is used to convert revenues, expenses and cash flows, strengthened 8.7% in 1995 compared with 1994, 8.8% in 1994 compared with 1993 and 13.9% in 1993 compared with 1992. The average exchange rates for 1995, 1994 and 1993 were 94.10, 102.26 and 111.21, respectively.

     In 1995, consolidated cash flow from operations increased 24.3% to $2.9 billion, compared with $2.4 billion in 1994 and $1.8 billion in 1993. Net cash flow from operations for AFLAC Japan increased 28.0% to $2.7 billion in 1995, compared with $2.1 billion in 1994 and $1.7 billion in 1993. AFLAC Japan represented 93% of the consolidated net cash flow from operations in
                                  EXH 13-18

1995 and 90% in both 1994 and 1993. The increasing cash flow from operations was due to the continued growth of the Company's insurance operations in Japan and the United States, and the stronger yen. Cash flow from operations in 1995 was also favorably affected by a one-time acceleration of remittances from premium collection agencies to AFLAC Japan in the amount of $121.5 million. This cash flow change did not affect earnings.

     Consolidated cash flow used by investing activities (purchases less dispositions of investment securities and additions to property and equipment) increased 27.4% to $2.9 billion in 1995, compared with $2.2 billion in 1994 and $1.8 billion in 1993. AFLAC Japan accounted for 90% of the consolidated net cash used by investing activities in 1995, compared with 89% in 1994 and 88% in 1993. Included in AFLAC Japan's portion for 1994 and 1993 were expenditures of $267.9 million for the construction of an administrative office building in Tokyo.

     Operating cash flow is primarily used to purchase high-quality fixed-maturity securities. When market opportunities arise, the Company disposes of certain fixed-maturity securities to improve future investment yields or lengthen maturities by reinvesting in securities of similar or higher quality. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity represented approximately 4% of the annual average investment portfolio of fixed-maturity securities in 1995, compared with 8% in both 1994 and 1993.

     In 1995, net cash used by financing activities (principally net purchases of treasury stock, dividends to shareholders, and debt proceeds net of debt repayments) was $93.4 million, compared with $130.4 million in 1994 and $67.7 million in 1993. The treasury stock purchases of $224.2 million in 1995 were funded by proceeds from new borrowings in the amount of $198.3 million and available cash. In 1994, treasury stock purchases of $131.7 million were funded by proceeds from new borrowings of $84.0 million and available cash. All cash dividends paid by the Parent Company were funded by dividends received from its subsidiaries. Cash dividends paid to shareholders amounted to $48.9 million in 1995, an increase of 8.9% over 1994. Cash dividends paid to shareholders in 1994 were $44.9 million, an increase of 12.2% over the 1993 cash dividends of $40.1 million. The 1995 cash dividend of $.338 per share increased 13.4% over 1994. The 1994 cash dividend of $.298 per share represented an increase of 14.6% over the 1993 cash dividend of $.26 per share. The Company has increased the cash dividend per share at a compound rate of 13.7% over the last 10 years.
















                                  EXH 13-19

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,

(In thousands, except for per            1995         1994         1993
  share amounts)                      ----------   ----------   ----------

Revenues:
  Premiums, principally supplemental
    health insurance                  $6,070,830   $5,180,732   $4,225,390
  Net investment income                1,024,960      838,825      689,272
  Realized investment gains (losses)        (270)         (58)       2,937
  Other income                            95,100       91,259       83,019
                                       ---------    ---------    ---------
        Total revenues                 7,190,620    6,110,758    5,000,618
                                       ---------    ---------    ---------
Benefits and expenses:
  Benefits and claims                  5,034,266    4,256,541    3,423,297
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                  168,779      153,503      127,108
    Insurance commissions                802,176      689,096      561,678
    Insurance expenses                   424,974      361,881      340,350
    Interest expense                      15,611       13,496       10,554
    Capitalized interest on
      building construction                    -       (2,419)      (8,766)
    Other operating expenses             143,819      134,324      118,013
                                       ---------    ---------    ---------
        Total acquisition and
          operating expenses           1,555,359    1,349,881    1,148,937
                                       ---------    ---------    ---------
        Total benefits and expenses    6,589,625    5,606,422    4,572,234
                                       ---------    ---------    ---------
        Earnings before income taxes
          and cumulative effect
          of accounting changes          600,995      504,336      428,384
Income taxes:
  Current                                233,662      146,472      136,930
  Deferred                                18,276       65,074       47,565
                                       ---------    ---------    ---------
        Total income taxes               251,938      211,546      184,495
                                       ---------    ---------    ---------
        Earnings before
          cumulative effect of
          accounting changes             349,057      292,790      243,889
Cumulative effect on prior years
  of accounting changes                        -            -       11,438
                                       ---------    ---------    ---------
        Net earnings                  $  349,057   $  292,790   $  255,327
                                       =========    =========    =========

(continued)



                                  EXH 13-20

                    AFLAC INCORPORATED AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF EARNINGS (continued)
                         Years Ended December 31,

                                           1995        1994       1993
                                         --------   --------   --------


Earnings per share of common stock:
  Earnings before cumulative
    effect of accounting changes        $    2.33   $    1.89   $    1.55
  Cumulative effect of
    accounting changes                          -           -         .07
                                         --------    --------    --------
        Net earnings                    $    2.33   $    1.89   $    1.62
                                         ========    ========    ========
Common shares used in computing
  earnings per share (In thousands)       149,540     154,652     157,801
                                         ========    ========    ========

See the accompanying Notes to the Consolidated Financial Statements.
Share and per-share amounts have been adjusted to reflect the three-for-two stock split payable March 18, 1996.



































                                  EXH 13-21

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,


(In thousands)                                       1995           1994
                                                  ----------    ----------
ASSETS:
  Investments:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $17,104,743 in 1995 and
       $14,709,820 in 1994)                     $ 19,675,006   $ 15,530,694
     Equity securities (cost $80,912 in
       1995 and $71,585 in 1994)                     108,062         84,373
   Mortgage loans on real estate                      22,213         25,104
   Other long-term investments                         3,343          5,038
   Short-term investments                            232,201        330,916
                                                 -----------    -----------
               Total investments                  20,040,825     15,976,125

  Cash                                                 4,139         17,643
  Receivables, primarily premiums                    321,111        303,748
  Accrued investment income                          256,659        220,757
  Deferred policy acquisition costs                2,565,027      2,402,869
  Property and equipment, at cost less
    accumulated depreciation                         552,061        580,247
  Securities held as collateral for
    loaned securities                              1,378,197        556,937
  Intangible assets, at cost less
    accumulated amortization of $37,263
    in 1995 and $35,003 in 1994                      104,546        109,865
  Other assets                                       115,421        118,888
                                                 -----------    -----------
               Total assets                     $ 25,337,986   $ 20,287,079
                                                 ===========    ===========


(continued)



















                                  EXH 13-22

                   AFLAC INCORPORATED AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEETS (continued)
                             December 31,


(In thousands)                                       1995          1994
                                                 -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                    $ 18,000,296  $ 14,586,171
      Unpaid policy claims                         1,016,295       929,350
      Unearned premiums                              301,452       339,514
      Other policyholders' funds                     316,938       151,572
                                                 -----------   -----------
           Total policy liabilities               19,634,981    16,006,607

    Notes payable                                    327,268       184,901
    Income taxes, primarily deferred               1,397,709     1,392,441
    Payables for return of collateral
      on loaned securities                         1,378,197       556,937
    Payables for security transactions                80,014        46,371
    Other liabilities                                385,676       348,055
  Commitments and contingencies
    (Notes 8, 11 and 12)
                                                 -----------   -----------
           Total liabilities                      23,203,845    18,535,312
                                                 -----------   -----------

  Shareholders' equity:
    Common stock of $.10 par value. Authorized
      175,000; issued 156,358 shares in 1995
      and 155,999 in 1994                             15,636        15,600
    Additional paid-in capital                       196,928       192,899
    Unrealized foreign currency translation
      gains                                          213,319       174,091
    Unrealized gains on securities available
      for sale                                       482,787       228,844
    Retained earnings                              1,577,605     1,277,487
    Treasury stock                                  (351,117)     (135,776)
    Notes receivable for stock purchases              (1,017)       (1,378)
                                                 -----------   -----------
           Total shareholders' equity              2,134,141     1,751,767
                                                 -----------   -----------
           Total liabilities and
             shareholders' equity               $ 25,337,986  $ 20,287,079
                                                 ===========   ===========

See the accompanying Notes to the Consolidated Financial Statements. Share amounts have been adjusted to reflect the three-for-two stock split payable March 18, 1996.







                                  EXH 13-23

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,

(In thousands)                           1995         1994         1993
                                      ----------   ----------   ----------
Common stock:
  Balance at beginning of year        $   15,600   $   15,556   $   15,478
  Exercise of stock options                   36           44           63
  Shares issued in connection
    with acquisition                           -            -           15
                                      ----------   ----------   ----------
Balance at end of year                    15,636       15,600       15,556
                                      ----------   ----------   ----------
Additional paid-in capital:
  Balance at beginning of year           192,899      190,545      183,564
  Exercise of stock options                3,199        2,119        3,759
  Gain on treasury stock reissued            830          235            -
  Shares issued in connection
    with acquisition                           -            -        3,222
                                      ----------   ----------   ----------
  Balance at end of year                 196,928      192,899      190,545
                                      ----------   ----------   ----------
Unrealized foreign currency
translation gains:
  Balance at beginning of year           174,091      123,294       68,978
  Change in unrealized translation
    gains during year, net of
    income taxes                          39,228       50,797       54,316
                                      ----------   ----------   ----------
  Balance at end of year                 213,319      174,091      123,294
                                      ----------   ----------   ----------
Unrealized gains on securities
available for sale:
  Balance at beginning of year           228,844       14,811        5,167
  Cumulative effect of accounting
    change, net of income taxes                -      461,478            -
  Change in unrealized gains (losses)
    during year, net of income taxes     253,943     (247,445)       9,644
                                      ----------   ----------   ----------
  Balance at end of year                 482,787      228,844       14,811
                                      ----------   ----------   ----------
Retained earnings:
  Balance at beginning of year         1,277,487    1,029,625      814,355
  Net earnings                           349,057      292,790      255,327
  Cash dividends ($.338 per share
    in 1995, $.298 in 1994 and
    $.26 in 1993)                        (48,939)     (44,928)     (40,057)
                                      ----------   ----------   ----------
Balance at end of year               $ 1,577,605  $ 1,277,487  $ 1,029,625
                                      ----------   ----------   ----------

(continued)





                                  EXH 13-24

                    AFLAC INCORPORATED AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
                          Years Ended December 31,

(In thousands)                           1995         1994         1993
                                      ----------   ----------   ----------

Treasury stock:
  Balance at beginning of year       $  (135,776) $    (6,568) $    (4,171)
  Purchases of treasury stock           (224,204)    (131,734)      (7,893)
  Shares issued to sales associates
    stock plan                             8,863        2,526            -
  Shares issued in connection
    with acquisition                           -            -        5,496
                                      ----------   ----------   ----------
  Balance at end of year                (351,117)    (135,776)      (6,568)
                                      ----------   ----------   ----------
Notes receivable for stock purchases      (1,017)      (1,378)      (1,639)
                                      ----------   ----------   ----------
  Total shareholders' equity         $ 2,134,141  $ 1,751,767  $ 1,365,624
                                      ==========   ==========   ==========

See the accompanying Notes to the Consolidated Financial Statements. Per-share amounts have been adjusted to reflect the three-for-two stock split payable March 18, 1996.
































                                  EXH 13-25

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,


(In thousands)                           1995         1994         1993
                                      ----------   ----------   ----------
Cash flows from operating activities:
  Net earnings                       $   349,057  $   292,790  $   255,327
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities     2,539,406    2,236,198    1,782,689
    Deferred income taxes                 18,276       65,074       47,565
    Change in income taxes payable        79,785       (9,666)     (37,022)
    Increase in deferred policy
      acquisition costs                 (248,522)    (262,696)    (200,124)
    Change in receivables and
      advance premiums                   124,882      (44,984)     (38,490)
    Other, net                            81,214       92,530       35,304
                                      ----------   ----------   ----------
      Net cash provided by
        operating activities           2,944,098    2,369,246    1,845,249
                                      ----------   ----------   ----------
Cash flows from investing activities:
  Proceeds from investments sold
   or matured:
    Fixed-maturity securities sold       626,938    1,125,179      915,629
    Fixed-maturity securities matured    506,043      353,422      129,170
    Equity securities                     42,247       42,208       45,131
    Mortgage loans, net                    2,775       35,395       24,955
    Other long-term investments, net       1,695            -        2,931
    Short-term investments, net          100,634            -       18,483

  Costs of investments acquired:
    Fixed-maturity securities         (4,082,021)  (3,425,922)  (2,766,509)
    Equity securities                    (44,459)     (40,632)     (51,237)
    Other long-term investments, net           -       (3,312)           -
    Short-term investments, net                -     (147,849)           -
  Additions to property and
   equipment, net                        (17,391)    (185,395)    (112,207)
                                      ----------   ----------   ----------
      Net cash used by investing
        activities                   $(2,863,539) $(2,246,906) $(1,793,654)
                                      ----------   ----------   ----------

(continued)











                                  EXH 13-26

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,


(In thousands)                           1995         1994         1993
                                      ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from borrowings           $   198,291  $    84,000  $         -
  Principal payments under debt
    obligations                          (31,442)     (42,681)     (32,197)
  Dividends paid to shareholders         (48,939)     (44,928)     (40,057)
  Purchases of treasury stock           (224,204)    (131,734)      (1,325)
  Treasury stock reissued                  9,693        2,761            -
  Other, net                               3,235        2,163        5,903
                                      ----------   ----------   ----------
       Net cash used by
         financing activities            (93,366)    (130,419)     (67,676)
                                      ----------   ----------   ----------
Effect of exchange rate changes
  on cash                                   (697)       2,309        3,356
                                      ----------   ----------   ----------
       Net change in cash                (13,504)      (5,770)     (12,725)
Cash at beginning of year                 17,643       23,413       36,138
                                      ----------   ----------   ----------
Cash at end of year                  $     4,139  $    17,643  $    23,413
                                      ==========   ==========   ==========


Supplemental disclosures of cash
  flow information:
   Cash payments during the year for:
     Interest on debt obligations    $    12,764  $    13,742  $     9,459
     Income taxes                        154,011      154,826      148,071


Noncash investing activities included issuance of common stock for purchase of a company amounting to $8,730 in 1993.

Noncash financing activities included capital lease obligations incurred for computer equipment totaling $2,517 in 1995, $18,210 in 1994, and $28,460 in 1993.

See the accompanying Notes to the Consolidated Financial Statements.














                                  EXH 13-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS:   AFLAC Incorporated (the Parent Company) and
subsidiaries (the Company) operate predominantly in the insurance industry and primarily sell supplemental health insurance in Japan and the United States. Substantially all of the Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of AFLAC's insurance policies are individually underwritten in the payroll market, with premiums paid by the employee. AFLAC Japan accounted for 85%, 84% and 82% of the Company's total revenues for 1995, 1994 and 1993, respectively, and 90% of total assets at December 31, 1995 and 1994.

     BASIS OF PRESENTATION: The accompanying consolidated financial statements of the Company are prepared in accordance with generally accepted
accounting principles.   These principles are established primarily by the
Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans for various officers and beneficiaries, and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. All significant intercompany items have been eliminated in consolidation.

     TRANSLATION OF FOREIGN CURRENCIES: Financial statement accounts maintained in foreign currencies, principally Japanese yen, are translated into U.S. dollars as follows: Assets and liabilities denominated in foreign currencies are translated at end-of-period rates of exchange. Revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average monthly exchange rates for the year. The resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity. Realized currency exchange gains and losses resulting from foreign currency transactions are included in earnings.

     The Parent Company has designated its yen-denominated notes payable (Note 7) as a hedge of its net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period rates of exchange. Interest expense is translated at average monthly exchange rates for the period the borrowings are outstanding.

     INSURANCE REVENUE AND EXPENSE RECOGNITION: Substantially all supplemental health insurance policies issued by the Company are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, premiums for policies issued in the United States may be adjusted within prescribed guidelines and subject to approval by state insurance regulatory authorities.
                                  EXH 13-28

     Insurance premiums for health policies are recognized as earned income ratably over the terms of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in proportion to premium revenues over the period the policies are expected to be renewed. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and future policy benefits requires management's use of estimates consistent with sound actuarial valuation techniques. For new policy issues, actuarial assumptions and deferrable acquisition costs are reviewed each year and revised when necessary to more closely reflect recent experience and studies of actual acquisition costs. For all policies in force, deferred policy acquisition costs are evaluated to determine that they are recoverable from future revenues. Costs not recoverable would be charged against earnings.

     INVESTMENTS: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, the Company has classified all fixed-maturity securities as "available for sale." Such securities are reported at fair value. In prior years, these securities were carried at amortized cost. Equity securities are carried at fair value.

     If the fair value is higher than amortized cost for fixed-maturity securities or purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in a separate component of shareholders' equity. Amortized cost of fixed-maturity securities is based on the purchase price and is adjusted periodically so that the carrying value will equal the face or par value at maturity.

     For investments that have experienced a decline in value below their cost which is considered to be other than temporary, the decline is recorded as a realized investment loss in the statement of earnings. Costs of securities sold are determined on the first-in, first-out method. Purchases and sales of securities are recorded on the trade dates of the transactions.

     Fixed-maturity securities loaned to financial institutions in short-term security lending transactions are not recorded as sales of securities, but continue to be carried as investment assets during the term of the loans. Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans.

     Interest is recorded as income when earned and is adjusted for amortization of any premium or discount. Dividends on equity securities are recorded as income on the ex-dividend dates.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner,
                                  EXH 13-29
the related acquisition expenses are matched with revenues. Costs deferred include commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business. Policy acquisition costs deferred were $413.5 million in 1995, $416.2 million in 1994 and $334.5 million in 1993. Of the policy acquisition costs deferred, commissions represented 63.8% in 1995, 66.6% in 1994 and 62.4% in 1993.

     INSURANCE LIABILITIES: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables modified to reflect the Company's experience, with reasonable provision for possible future adverse deviations in experience.

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claim experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. These estimates are regularly adjusted in subsequent reporting periods as new experience data emerges and are reflected in operating results in the year such adjustments are made.

     INCOME TAXES: Different rules are used in computing U.S. and foreign income tax expense presented in the accompanying financial statements from
those used in preparing the Company's income tax returns.   Deferred income
taxes are recognized using the liability method. Under the liability method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse.

     The Parent Company and its U.S. subsidiaries, including foreign branches, file a consolidated U.S. income tax return. Additionally, AFLAC Japan is subject to Japanese corporate income taxes. The Company's other minor foreign branches and subsidiaries are also subject to income taxation in their foreign jurisdictions.

     INTANGIBLES: Television network affiliations and FCC licenses of broadcast businesses acquired are amortized using the straight-line method over 40 years. Unamortized intangibles are periodically reviewed to assess recoverability using estimates of undiscounted future cash flows from the related business.

     EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common shares outstanding during the periods, including dilutive shares issuable under the stock option plans. All share and per-share amounts have been adjusted to reflect the three-for-two stock split declared by the board of directors on February 13, 1996.

     ACCOUNTING CHANGES ADOPTED: On January 1, 1995, the Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. These new accounting standards require impaired mortgage loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral-dependent. The implementation of these standards had no material effect on the Company.

                                  EXH 13-30

     Effective January 1, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. As required, the financial information for prior years was not restated. This accounting change has no effect on earnings. For further information, see Note 3.

     Effective January 1, 1993, the Company adopted three new accounting standards prescribed by the FASB through a one-time cumulative increase of $11.4 million in the statement of earnings. The financial information for prior years was not restated. Components of the cumulative adjustment were: an increase to net earnings of $22.0 million from the release of previously provided deferred income taxes (SFAS No. 109, Accounting for Income Taxes), a charge to net earnings of $9.6 million for the accrual of retirement benefits other than pensions (SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions), and a charge of $1.0 million for the accrual of postemployment benefits (SFAS No. 112, Employers' Accounting for Postemployment Benefits). SFAS No. 109 changed the method of recognizing deferred income taxes from the deferred method to the liability method. SFAS Nos. 106 and 112 require the accrual of postretirement and postemployment benefits during employees' active service years rather than recognizing the costs when benefits are paid. These new accounting standards did not have a material effect on operating earnings subsequent to the change.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement, which must be adopted by March 31, 1996, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to (1) those assets to be held and used in the business, and (2) for assets to be disposed of. The Company does not anticipate a material effect on the financial statements from this new accounting standard.

     SFAS No. 123, Accounting for Stock-Based Compensation, is effective for 1996. This statement provides a choice for accounting for employee stock compensation plans. A company can elect to use the new fair-value-based method of accounting for employee stock compensation plans, under which compensation cost is measured and recognized in results of operations, or continue to account for these plans under the current accounting standards. Entities electing to remain with the present accounting method must make disclosures of what net income and earnings per share would have been if the fair-value-based method of accounting had been applied. The Company plans to continue to account for employee stock options using the present accounting method and include the required disclosures in the financial statements.

     RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation.










                                  EXH 13-31

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION
     The Company's only reportable industry segment is insurance. The Company's principal foreign operations are conducted in Japan. The components of operations for the years ended December 31 were as follows:

(In thousands)                          1995          1994          1993
                                     ---------     ---------     ---------
Total revenues:
  Insurance:
    Japan                           $6,115,689    $5,127,418    $4,103,294
    U.S.                               960,443       875,729       793,645
    Realized investment
      gains (losses)                      (270)           17         4,594
                                     ---------     ---------     ---------
      Total U.S. and
       Japan insurance               7,075,862     6,003,164     4,901,533
  Broadcast - U.S.                      81,569        77,596        69,082
  Corporate and
    other operations                    74,392        67,334        74,063
  Intercompany eliminations            (41,203)      (37,336)      (44,060)
                                     ---------     ---------     ---------
      Total                         $7,190,620    $6,110,758    $5,000,618
                                     =========     =========     =========
Earnings before income taxes and
 cumulative effect of accounting changes:
  Insurance:
    Japan                           $  561,361    $  471,364    $  398,946
    U.S.                               104,459        90,216        75,104
    Realized investment
      gains (losses)                      (270)           17         4,594
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                665,550       561,597       478,644
  Broadcast - U.S.                      18,953        17,164        13,397
  Corporate and
    other operations                   (72,189)      (64,552)      (55,554)
  Interest expense
    (noninsurance operations)          (11,319)       (9,873)       (8,103)
                                     ---------     ---------     ---------
      Total                         $  600,995    $  504,336    $  428,384
                                     =========     =========     =========

Total assets at December 31 were as follows:
(In thousands)                                 1995             1994
                                            ----------       ----------
Total assets:
  Insurance:
    Japan                                  $22,836,615      $18,256,082
    U.S.                                     2,239,324        1,781,026
                                            ----------       ----------
      Total U.S. and
        Japan insurance                     25,075,939       20,037,108
  Broadcast - U.S.                             159,627          152,115
  Corporate and other operations             2,726,366        2,124,500
  Intercompany eliminations                 (2,623,946)      (2,026,644)
                                            ----------       ----------
      Total                                $25,337,986      $20,287,079
                                            ==========       ==========
                                  EXH 13-32

     Net assets of AFLAC Japan totaled $1.8 billion at December 31, 1995, and $1.6 billion at December 31, 1994. U.S. dollar-denominated securities (including accrued investment income) are owned by AFLAC Japan. Such securities amounted to $1.3 billion and $972.0 million at December 31, 1995, and December 31, 1994, respectively. AFLAC Japan's investments in dollar-denominated securities constitute an economic currency hedge of a portion of the Company's investment in its foreign branch. In addition, the Parent Company has designated its yen-denominated bank borrowings of $230.7 million at December 31, 1995, (Note 7) as a hedge of its net investment in AFLAC Japan. The Company's yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes were $284.4 million and $601.9 million at December 31, 1995 and 1994, respectively.
Such amounts consist of AFLAC Japan's net assets less its dollar-denominated investments and the Parent Company's yen-denominated borrowings.

     The 1995 year-end yen-to-dollar exchange rate, which was used to convert balance sheet items to U.S. dollars, weakened 3.0% compared with 1994, while the 1994 year-end exchange rate strengthened 12.2% compared with 1993, based on the yen/dollar rates of 102.95, 99.85, and 112.00 at December 31, 1995, 1994 and 1993, respectively. If the exchange rates had remained unchanged from the prior year-end rates, the Company's total assets would have been higher by approximately $668.3 million in 1995 and lower by approximately $1.9 billion in 1994. Total liabilities would have been higher by approximately $652.3 million in 1995 and lower by approximately $1.8 billion in 1994.

     The average yen/dollar exchange rate, which was used to convert revenues, expenses and cash flows, strengthened 8.7% in 1995 compared with 1994, 8.8% in 1994 compared with 1993 and 13.9% in 1993 compared with 1992. The average exchange rates for 1995, 1994, and 1993 were 94.10, 102.26, and 111.21, respectively. The above strengthening increased net earnings by approximately $23.0 million in 1995, $19.7 million in 1994 and $24.5 million in 1993.

     Earnings before income taxes included net realized foreign exchange transaction losses of $2.9 million in 1995 and $.2 million in 1994, and gains of $.8 million in 1993.

     Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $179.5 million in 1995, $167.9 million in 1994 and $133.4 million in 1993. See Note 10 for information concerning restrictions on remittances of AFLAC Japan earnings.

     The Company's receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1995, $240.5 million, or 74.9%, were receivables for AFLAC Japan ($234.9 million at December 31, 1994).

     The Company's advertising expense was $34.9 million in 1995, $23.5 million in 1994 and $20.7 million in 1993. AFLAC Japan accounted for $19.9 million, $9.4 million and $9.5 million in 1995, 1994 and 1993, respectively.

     Additions to property and equipment were $23.7 million in 1995, $194.2 million in 1994 and $123.2 million in 1993. AFLAC Japan's additions were $4.5 million in 1995, $175.5 million in 1994 and $96.8 million in 1993.


                                  EXH 13-33

(3)  INVESTMENTS

     The amortized cost for fixed-maturity securities, purchase cost for equity securities and the fair values of investments in securities available for sale at December 31 were as follows:

                                           December 31, 1995
                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                     Cost       Gains      Losses      Value
                               ---------  ----------  ----------  ---------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations         $ 5,504.9   $ 1,239.1   $     .6   $ 6,743.4
  Japan government guaranteed      492.6        51.2         .1       543.7
  Japan municipalities             845.7        89.9         .4       935.2
  Japan public utilities         2,882.9       408.4         .1     3,291.2
  Corporate obligations:
    Banks and other financial
      institutions                 421.4        35.6          -       457.0
    Foreign issuers:
      Euroyen                    3,931.4       484.8       15.4     4,400.8
      Samurai                      243.5        28.7          -       272.2
    Other                          242.8        62.2          -       305.0
                                --------    --------    --------   --------
       Total yen-denominated    14,565.2     2,399.9       16.6    16,948.5
                                --------    --------    --------   --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                    107.6         4.1          -       111.7
  U.S. agencies (FNMA, etc.)       200.0        10.8          -       210.8
  U.S. mortgage-backed
    securities                     189.8         7.7         .3       197.2
  Sovereign and Supranational      155.4        12.9         .1       168.2
  Corporate obligations:
    Public utilities               150.1         8.3         .5       157.9
    Asset-backed securities        114.6         7.3         .7       121.2
    Other                        1,604.1       137.5         .7     1,740.9
                                --------    --------    --------   --------
   Total dollar-denominated      2,521.6       188.6        2.3     2,707.9
                                --------    --------    --------   --------
 Other foreign securities           17.9          .7          -        18.6
                                --------    --------    --------   --------
   Total fixed-maturity
     securities available
     for sale                   17,104.7     2,589.2        18.9   19,675.0
Equity securities                   80.9        29.3         2.1      108.1
                                --------    --------    --------   --------
Total securities available
  for sale                     $17,185.6   $ 2,618.5   $    21.0  $19,783.1
                                ========    ========    ========   ========





                                  EXH 13-34

                                              December 31, 1994
                                  -----------------------------------------
                                   Cost or    Gross      Gross
                                  Amortized Unrealized Unrealized   Fair
(In millions)                        Cost     Gains      Losses     Value
                                 --------- ---------- ---------- ---------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations           $ 4,790.3  $  492.1   $     .3  $ 5,282.1
  Japan government guaranteed        590.7      26.3          -      617.0
  Japan municipalities               768.4      36.1         .5      804.0
  Japan public utilities           2,505.2     220.9        3.5    2,722.6
  Corporate obligations:
    Banks and other financial
      institutions                   189.3       5.0         .1      194.2
    Foreign issuers:
      Euroyen                      3,212.0     176.2       66.2    3,322.0
      Samurai                        304.1      14.6        1.8      316.9
    Other                            301.7      37.4        6.2      332.9
                                  --------   -------     ------   --------
      Total yen-denominated       12,661.7   1,008.6       78.6   13,591.7
                                  --------   -------     ------   --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                      132.5        .3        4.5      128.3
  U.S. agencies (FNMA, etc.)          83.9        .1        3.4       80.6
  U.S. mortgage-backed
    securities                       152.2        .1       10.4      141.9
  Sovereign and Supranational        134.7       1.9        5.5      131.1
  Corporate obligations:
    Public utilities                 136.4        .2       13.1      123.5
    Asset-backed securities          141.6        .4        8.3      133.7
    Other                          1,243.4       9.6       76.3    1,176.7
                                  --------   -------     ------   --------
     Total dollar-denominated      2,024.7      12.6      121.5    1,915.8
                                  --------   -------     ------   --------
 Other foreign securities             23.4         -         .2       23.2
                                  --------   -------     ------   --------
     Total fixed-maturity
       securities available
       for sale                   14,709.8   1,021.2      200.3   15,530.7
Equity securities                     71.6      15.9        3.1       84.4
                                  --------   -------     ------   --------
Total securities available
  for sale                       $14,781.4  $1,037.1    $ 203.4  $15,615.1
                                  ========   =======     ======   ========











                                  EXH 13-35

     The amortized cost and fair values of investments in fixed-maturity securities available for sale at December 31, 1995, by contractual maturity are shown below.
                                            Cost or
                                           Amortized          Fair
(In millions)                                 Cost            Value
                                          -----------      -----------
Due in one year or less                   $     530.2      $     541.9
Due after one year through
  five years                                  2,231.9          2,477.0
Due after five years through
  10 years                                    4,091.0          4,675.9
Due after 10 years                           10,061.8         11,783.0
U.S. mortgage-backed
  securities                                    189.8            197.2
                                           ----------       ----------
    Total fixed-maturity securities
      available for sale                  $  17,104.7      $  19,675.0
                                           ==========       ==========

     Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1995, the average duration of the policy liabilities was approximately 13 years, while the average duration of the related assets was nine years. The weighted average period to maturity of fixed-maturity securities at December 31, 1995, was 11.3 years, compared with 10.7 years at December 31, 1994. Over the next four years, $2.0 billion, or 13.1% of AFLAC Japan's fixed-maturity securities will mature and be reinvested.

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
















                                  EXH 13-36

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

(In thousands)                          1995          1994          1993
                                     ----------    ----------    ----------
Realized gains (losses) on
 sale or maturity of investments:
  Fixed-maturity securities:
    Gross gains from sales          $     7,561   $    19,054   $    16,447
    Gross losses from sales             (16,293)      (24,761)       (8,980)
    Net gains from redemptions              924         2,416         2,369
                                     ----------    ----------    ----------
                                         (7,808)       (3,291)        9,836
  Equity securities:
    Gross gains from sales                9,471         5,346         1,764
    Gross losses from sales              (1,662)       (1,587)       (7,628)
  Other long-term securities, net          (271)         (526)       (1,035)
                                     ----------    ----------    ----------
     Net realized gains (losses)    $      (270)  $       (58)  $     2,937
                                     ==========    ==========    ==========
Changes in unrealized gains (losses):
  Fixed-maturity securities         $ 1,749,389   $(1,030,290)  $ 1,351,816
  Equity securities                      14,362        (1,585)       11,683
                                     ----------    ----------    ----------
     Net unrealized gains (losses)  $ 1,763,751   $(1,031,875)  $ 1,363,499
                                     ==========    ==========    ==========

     As of January 1, 1994, the Company classified all fixed-maturity securities as available for sale under the guidelines of SFAS No. 115. Such securities are carried at fair value in the financial statements in 1995 and 1994. As required, prior-year numbers were not restated. In years prior to 1994, all fixed-maturity securities were carried in the financial statements at amortized cost. Equity securities are carried in the financial statements at market value in all years. The unrealized gains and losses on fixed-maturity securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, were reported in a separate component of shareholders' equity, along with unrealized gains and losses on equity securities in both 1995 and 1994. Since fixed-maturity securities were carried at amortized cost in 1993, the unrealized gains and losses shown above on those securities are not reflected in shareholders' equity for 1993.

















                                  EXH 13-37

     The effect on shareholders' equity of adopting SFAS No. 115 was as follows:

 (In thousands)      December 31, 1995  December 31, 1994   January 1, 1994
                     -----------------  -----------------  -----------------
Increase in
  invested assets       $  2,570,263        $   820,874      $   1,851,141
Less:
  Increase in
    policy liabilities     1,865,077            315,599          1,088,633
  Increase in deferred
    income taxes             249,109            289,089            301,030
                         -----------         ----------       ------------
Increase in
  shareholders' equity,
  net unrealized gains
  on securities
  available for sale    $    456,077        $   216,186       $    461,478
                         ===========         ==========        ===========

     The following fixed-maturity securities individually exceeded 10% of shareholders' equity at December 31:
                                      1995                    1994
                              -------------------     -------------------
                              Amortized    Fair       Amortized    Fair
(In millions)                   Cost       Value        Cost       Value
                              -------------------     -------------------
Japan National Government     $5,504.9   $6,743.4     $4,790.3   $5,282.1
Tokyo Electric Power
  Company, Ltd.                  976.8    1,111.4        767.3      842.0
Chubu Electric Power             614.1      694.0        552.3      591.2
Tokyo Metropolitan
  Government                     324.9      356.2        300.9      314.6
Province De Quebec               277.7      299.4        269.2      252.6
Tohoku Electric Power            251.9      286.2        203.3      219.3
Kyushu Electric Power
  Company, Ltd.                  250.5      289.5        239.7      261.5
Generale Bank NV                 242.8      239.5            *          *
Kansai Electric Power
  Company, Ltd.                  224.2      259.0        232.7      253.3
Chugoku Electric Power           211.2      238.1        177.8      192.1
Goldman Sachs Group              208.9      241.3        200.3      207.6
Finance Corp. of Local
  Enterprise                     208.7      233.4        314.4      330.7
Republic of Austria                  *          *        198.9      206.9
Nippon Telephone and
  Telegraph Corp.                    *          *        168.8      180.0

*Less than 10%

     The Company's investments in Japanese government bonds (at amortized cost) constituted 35.1% and 36.6% of total fixed-maturity securities available for sale at December 31, 1995 and 1994, respectively.





                                  EXH 13-38

     The components of net investment income for the years ended December 31 were as follows:

(In thousands)                           1995         1994         1993
                                     ----------    ---------    ---------
Fixed-maturity securities            $1,030,224    $ 841,917    $ 691,482
Equity securities                         1,466        1,255        1,554
Mortgage loans on real estate             1,893        3,193        6,024
Other long-term investments                 130          146          369
Short-term investments                   13,472       11,668        8,094
                                      ---------     --------     --------
  Gross investment income             1,047,185      858,179      707,523
Less investment expenses                 22,225       19,354       18,251
                                      ---------     --------     --------
  Net investment income              $1,024,960    $ 838,825    $ 689,272
                                      =========     ========     ========



(4)  FINANCIAL INSTRUMENTS

NONDERIVATIVES

     The carrying amounts for cash, receivables, accrued investment income, accounts payable and payables for security transactions approximated their fair values due to the short-term maturity of these instruments.
Consequently, such instruments are not included in the table presented below.

     The methods of determining the fair values of the Company's fixed-maturity and equity securities are described in Note 3. The fair values for mortgage loans are estimated using the quoted market prices for securities collateralized by similar mortgage loans, adjusted for the difference in loan characteristics. For mortgage loans where quoted market prices are not available, the fair values are estimated using discounted cash flow analysis and interest rates being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of these calculations. At December 31, 1995, 74.5% of mortgage loans were commercial and 25.5% were residential (at December 31, 1994, 72.8% and 27.2%, respectively).

     The fair values for notes payable are estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowings.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At December 31, 1995 and 1994, the Company held Japanese government bonds as collateral for loaned securities. The Company's security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter. Bond market quotations are used to determine the fair value and carrying value of the collateral asset and related liability.





                                  EXH 13-39

DERIVATIVES

     The Company has only limited activity with derivative financial instruments and does not use them for trading purposes nor engage in leveraged derivative transactions. In addition, the Company does not use derivatives to hedge the foreign-currency-denominated net assets of its foreign insurance operations. See Note 2 for additional information on the Company's yen-denominated net assets.

     The Company has entered into interest rate swap agreements on two floating-rate loans to reduce the impact of changes in interest rates on its borrowing costs. These transactions effectively change a portion of the Company's interest rate exposure from floating interest rates to fixed interest rates. Under these swap agreements, the Company makes fixed-rate payments and receives floating-rate payments in return to offset the floating-rate payments required under the loan agreements.

     In August 1995, the Company entered into swaps on its yen-denominated borrowings (Note 7). The interest rate swaps have notional principal amounts that approximate the unpaid principal amount during the six-year loan period (23.9 billion yen or $230.7 million at December 31, 1995). Under these agreements, the Company makes fixed-rate payments at 2.71% and receives floating-rate payments in return (.8125% at December 31, 1995) based on the three-month Tokyo Interbank Offered Rate.

     At December 31, 1995 and 1994, the Company had an interest rate swap with a notional principal amount equal to the principal balance of the related loan of $39.2 million and $49.0 million, respectively. Under this agreement, the Company makes fixed-rate payments based on a rate of 5.965% and receives floating-rate payments in return (6.86% at December 31, 1995) based on the three-month London Interbank Offered Rate.

     The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date. The Company is exposed to nominal credit risk in the event of non-performance by counterparts to these interest rate swap agreements. The counterparts are credit-worthy financial institutions.





















                                  EXH 13-40

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                   1995                        1994
                        ------------------------    -----------------------
                          Carrying      Fair          Carrying      Fair
(In thousands)             Amount       Value          Amount       Value
                        ------------------------    -----------------------
Assets:
 Fixed-maturity
   securities           $19,675,006  $19,675,006   $15,530,694  $15,530,694
 Equity securities          108,062      108,062        84,373       84,373
 Mortgage loans              22,213       28,825        25,104       29,104
 Policy loans                 1,230        1,230         1,202        1,202
 Short-term investments     232,201      232,201       330,916      330,916
 Securities held as
   collateral for
   loaned securities      1,378,197    1,378,197       556,937      556,937

Liabilities:
 Notes payable              327,268      328,687       184,901      186,716
 Derivatives - interest
   rate swaps                     -        4,876             -       (2,108)
 Payables for return of
   collateral on loaned
   securities             1,378,197    1,378,197       556,937      556,937



(5)  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

(In thousands)                                     1995          1994
                                                 --------      --------
Land                                             $138,765      $142,426

Buildings                                         360,949       362,439

Equipment                                         190,833       184,563
                                                  -------       -------
                                                  690,547       689,428

Less accumulated depreciation                     138,486       109,181
                                                  -------       -------
  Net property and equipment                     $552,061      $580,247
                                                  =======       =======











                                  EXH 13-41

(6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

(In millions)              Liability Amounts           Interest Rates
                      ----------------------------   -------------------
                      Policy                           Year
                      Issue                             of       In 20
                       Year       1995      1994       Issue     Years
                      ------   --------   --------   --------  ---------
Health insurance:
  Foreign:           1995     $    17.4  $       -      4.0%      4.0%
                     1994-95      429.3       94.0      4.5       4.5
                     1990-95    7,399.9    6,171.5      5.5       5.5
                     1988-93    1,132.8    1,056.0      5.25      5.25
                     1987-88    1,269.6    1,222.5      5.5       5.5
                     1985-87      211.1      218.3      5.65      5.65
                     1985-86      999.5      974.8      6.75      5.5
                     1978-84    2,795.7    2,670.7      6.5       5.0
                     1974-79      603.1      731.9      7.0       5.0
                     Other         35.9       29.7

  U.S.:              1988-95      368.4      289.1      8.0       6.0
                     1986-95      390.9      342.2      6.0       6.0
                     1985-86       24.8       23.9      6.5       6.5
                     1981-86      267.0      268.2      7.0       5.5
                     Other        164.6      154.4

Life insurance       1956-95       25.2       23.4      4.0-6.75  5.5

SFAS No. 115
  adjustment
  (Note 3)                      1,865.1      315.6
                               --------   --------
                       Total  $18,000.3  $14,586.2
                               ========   ========

     The weighted-average interest rates reflected in the statements of earnings for health insurance future policy benefits for Japan policies were 5.6% in 1995, 5.7% in 1994 and 5.8% in 1993, and for U.S. policies, 6.3% in each of the years from 1993 through 1995.
















                                  EXH 13-42

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In thousands)                             1995        1994        1993
                                        ---------   ---------   ---------
Unpaid supplemental health claims -
  beginning of year                    $  914,826  $  697,712  $  546,936
                                        ---------   ---------   ---------
Add claims incurred during the year
  related to:
    Current year                        2,399,567   1,978,901   1,576,396
    Prior years                          (130,891)    (62,940)    (40,033)
                                        ---------   ---------   ---------
       Total incurred                   2,268,676   1,915,961   1,536,363
                                        ---------   ---------   ---------
Less claims paid during the year:
  On claims incurred during
    current year                        1,496,790   1,236,131   1,003,892
  On claims incurred during
    prior years                           630,759     532,001     427,395
                                        ---------   ---------   ---------
       Total paid                       2,127,549   1,768,132   1,431,287
                                        ---------   ---------   ---------
Effect of foreign exchange rate
  changes on unpaid claims                (45,171)     69,285      45,700
                                        ---------   ---------   ---------
Unpaid supplemental health claims -
  end of year                           1,010,782     914,826     697,712
Unpaid claims for life and
  other business                            5,513      14,524      14,354
                                        ---------   ---------   ---------
       Total liability for
        unpaid policy claims           $1,016,295  $  929,350  $  712,066
                                        =========   =========   =========
























                                  EXH 13-43

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In thousands)                                        1995         1994
                                                   ---------    ---------
2.71% unsecured, yen-denominated notes payable
  to banks under reducing revolving credit
  agreement, due annually, July 1996
  through July 2001                                 $ 230,695    $      -
5.965% unsecured notes payable to banks, due
  semiannually, through 1997                           39,167      49,000
9.60% to 10.72% unsecured notes payable to
  bank, due semiannually, through 1998                 23,833      32,278
Obligations under capitalized leases, due
  monthly through 2001, secured by computer
  equipment in Japan                                   30,165      39,181
Unsecured notes payable to banks under
  revolving credit and term loan agreement,
  variable interest rate (6.75% at December
  31, 1994), refinanced into the 2.71% notes
  payable in 1995                                           -      50,000
6.63% short-term note payable to bank under
  unsecured line of credit                                  -       9,000
Other                                                   3,408       5,442
                                                      -------     -------
    Total notes payable                              $327,268    $184,901
                                                      =======     =======


     The aggregate maturities of notes payable during each of the five years after December 31, 1995, are: 1996, $78.6 million; 1997, $77.6 million;
1998, $52.5 million; 1999, $40.8 million; and 2000, $39.1 million.

     The 2.71% unsecured loan agreement for the share repurchase program was amended during 1995 to provide for borrowings up to $500 million in either U.S. dollars or Japanese yen. In August 1995, all outstanding borrowings under the agreement were converted from dollar-denominated to yen-denominated loans. At December 31, 1995, bank borrowings of 23.9 billion yen ($230.7 million) were outstanding under this agreement.

     Interest rate swaps related to the 2.71% and 5.965% (fixed rates after swaps) loans are described in Note 4.

     The weighted-average interest rate on short-term notes payable outstanding at December 31, 1994, was 6.63%. There were no short-term notes payable outstanding at December 31, 1995.

     Certain of the Company's loan agreements contain financial covenants. The most restrictive covenant requires the Company to maintain a minimum consolidated shareholders' equity, as defined in the agreement, of $1.0 billion. The Company was in compliance with the covenants at December 31, 1995.





                                  EXH 13-44

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In thousands)                                1995              1994
                                           ----------        ----------
Deferred income tax liabilities:
  Deferred acquisition costs               $  982,239        $1,038,548
  Unrealized gains on securities
    available for sale                      1,103,153           394,378
  Premiums receivable                         122,974           127,136
  Other                                             -            79,108
                                            ---------         ---------
    Total deferred income
     tax liabilities                        2,208,366         1,639,170
                                            ---------         ---------
Deferred income tax assets:
  Difference in tax basis of
    investment in Japan branch                 87,096           117,238
  Foreign tax credit carryovers               112,202            69,507
  Policy benefit reserves                     729,638            91,634
  Unfunded retirement benefits                 53,334            45,124
  Accrued expenses                             62,933            59,569
  Other                                        94,060            69,828
                                            ---------         ---------
    Total gross deferred tax assets         1,139,263           452,900
  Less valuation allowance                    141,397            91,594
                                            ---------         ---------
    Total deferred income tax assets          997,866           361,306
                                            ---------         ---------
      Deferred income tax liability         1,210,500         1,277,864
Current income tax liability                  187,209           114,577
                                            ---------         ---------
      Total income tax liability           $1,397,709        $1,392,441
                                            =========         =========


     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. The Company has established valuation allowances primarily for foreign tax credit carryovers that exceed projected future offsets and nondeductible noninsurance losses. Only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 1995, the valuation allowance for deferred tax assets increased by $49.8 million ($16.9 million in 1994) due to increased foreign tax credit carryovers and noninsurance losses.

     Foreign tax credit carryovers available at December 31, 1995, expire as follows: $3.6 million in 1996, $25.4 million in 1997, $33.0 million in 1998, $16.8 million in 1999, and $33.4 million in 2000.







                                  EXH 13-45

     The components of income tax expense, applicable to earnings before the cumulative effect of accounting changes, for the years ended December 31 were as follows:

 (In thousands)                    Japan           U.S.         Total
                               -----------     ---------    -----------
Income tax expense (benefit):
  1995:
    Current                    $   213,784     $  19,878    $   233,662
    Deferred                        17,781           495         18,276
                                ----------      --------     ----------
      Total                    $   231,565     $  20,373    $   251,938
                                ==========      ========     ==========
  1994:
    Current                    $   133,885     $  12,587    $   146,472
    Deferred                        65,225          (151)        65,074
                                ----------      --------     ----------
      Total                    $   199,110     $  12,436    $   211,546
                                ==========      ========     ==========
  1993:
    Current                    $   126,439     $  10,491    $   136,930
    Deferred                        47,222           343         47,565
                                ----------      --------     ----------
      Total                    $   173,661     $  10,834    $   184,495
                                ==========      ========     ==========


     Income tax expense in the accompanying consolidated financial statements is greater than the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings before the cumulative effect of accounting changes. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In thousands)                       1995          1994          1993
                                  ---------     ---------     ---------
Income taxes based on U.S.
  statutory rates                 $ 210,348     $ 176,518     $ 149,934
U.S. alternative minimum tax         12,558        10,712         9,542
Unrecognized foreign tax credits     11,992        12,473        17,275
Noninsurance losses generating
  no current tax benefit              7,010         5,561         1,598
Other, net                           10,030         6,282         6,146
                                   --------      --------      --------
  Income tax expense              $ 251,938     $ 211,546     $ 184,495
                                   ========      ========      ========

     Most of the Company's income tax expense represents Japanese income taxes on AFLAC Japan operating results. Japan's corporate tax rate was 45.3% in both 1995 and 1994 and 46.2% in 1993. During the first quarter of 1994, the Japanese government enacted new tax legislation that terminated an extension of the temporary special corporate tax of .9% of Japan's taxable income.





                                  EXH 13-46

     Income taxes are recorded in the statements of earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

 (In thousands)                               1995       1994       1993
                                            --------   --------   --------
Statements of earnings:
 Operating earnings (excluding realized
   investment gains and losses)             $252,531   $211,341   $183,793
 Realized investment gains and losses           (593)       205        702
 Benefits of adoption of SFAS No. 109              -          -    (22,000)
                                             -------    -------    -------
   Income taxes included in the
     statements of earnings                  251,938    211,546    162,495
Shareholders' equity:
 Unrealized gains and losses on
   securities available for sale             (39,670)   289,658      2,165
 Unrealized foreign currency
   translation gains                          (2,177)    (1,980)         -
                                             -------    -------    -------
     Total income taxes                     $210,091   $499,224   $164,660
                                             =======    =======    =======


     Realized investment losses incurred by AFLAC Japan are generally deductible for Japan income tax purposes. Accordingly, the income tax effects shown above for realized and unrealized investment gains and losses reflect such tax benefit of any losses related to AFLAC Japan operations. Also, AFLAC Japan receives certain Japanese income tax benefits from foreign exchange translation losses on its dollar-denominated investments. These tax benefits are included directly in the shareholders' equity component of unrealized foreign currency translation gains.

     Deferred income tax expense, which results from differences in the timing of reporting various income and expense items between the financial statements (excluding the cumulative effect of accounting changes) and the income tax returns for the years ended December 31 is summarized as follows:

 (In thousands)                          1995          1994         1993
                                      ---------     ---------    --------
Recognition of deferred policy
  acquisition costs                   $ 22,753      $ 71,701     $ 52,844
Adjustments to liability for
  future policy benefits                (5,605)      (11,417)         543
Noninsurance losses generating
  no tax benefit                         2,130         8,377        2,060
Other, net                              (1,002)       (3,587)      (7,882)
                                       -------       -------      -------
   Deferred income tax expense        $ 18,276      $ 65,074     $ 47,565
                                       =======       =======      =======

     The Internal Revenue Service has proposed adjustments to the Company's U.S. consolidated federal income tax returns for the years 1989 through 1991. The proposed adjustments relate primarily to the computation of foreign-source income for purposes of the foreign tax credit that, if upheld, would have a significant effect on the Company's operating results relating to both the years under examination and subsequent years. Management does not agree with the proposed tax issues and is vigorously
                                  EXH 13-47
contesting them. The Company filed a formal protest with the IRS during 1995. Although the final outcome is uncertain and will likely take several years to resolve, the Company believes that its position will prevail and that the ultimate liability will not materially impact the consolidated financial statements.




(9)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands)                         1995          1994          1993
                                     --------      --------      --------
Common stock - number of shares:
 Issued:
  Balance at beginning of year        155,999       155,565       154,780
  Exercise of stock options               359           434           629
  Shares issued in connection
    with acquisition                        -             -           156
                                     --------      --------      --------
  Balance at end of year              156,358       155,999       155,565
                                     --------      --------      --------
Treasury stock - number of shares:
  Balance at beginning of year          6,544           358           259
  Purchases of treasury stock           8,223         6,309            62
  Shares received in connection
    with acquisition                        -             -           357
  Shares issued to sales associates
    stock plan                           (311)         (123)            -
  Exercise of stock options               (72)            -             -
  Shares issued in connection
    with acquisition                        -             -          (320)
                                     --------      --------      --------
  Balance at end of year               14,384         6,544           358
                                     --------      --------      --------
Shares outstanding at end of year     141,974       149,455       155,207
                                     ========      ========      ========

    STOCK SPLIT: On February 13, 1996, the board of directors declared a three-for-two stock split to shareholders of record as of February 29, 1996, payable on March 18, 1996. Share and per-share amounts have been adjusted to reflect this split.

    SHARE REPURCHASE PROGRAM: During 1995, the Company's board of directors authorized the purchase of up to an additional 14.4 million shares, as restated for the stock split, of the Company's common stock. In total, the board of directors has authorized the purchase of up to 21.4 million shares since the inception of the repurchase program in February 1994. The Company purchased 8.2 million shares and 6.3 million shares during 1995 and 1994, respectively, under this share repurchase program. The difference in percentage increases in net earnings and net earnings per share primarily reflects the impact of the share repurchase program.



                                  EXH 13-48

     STOCK OPTIONS: The following table summarizes data relating to stock options, as restated for the stock split:

                                          1995         1994        1993
                                       ---------    ---------   ---------
Number of shares subject to options:
  Outstanding at
    beginning of year                  8,148,332    4,586,378   5,258,200
  Granted                                549,377    4,108,523      33,759
  Expired                                      -         (938)          -
  Canceled                               (25,313)    (114,001)          -
  Exercised                             (470,049)    (431,630)   (705,581)
                                      ----------   ----------  ----------
  Outstanding at end
    of year                            8,202,347    8,148,332   4,586,378
                                      ==========   ==========  ==========
Shares exercisable at
  end of year                          7,676,611    6,631,818   4,143,110
                                      ==========   ==========  ==========
Shares available for
  future grants                        1,774,081      505,645         167
                                      ==========   ==========  ==========

     The exercise price for new options granted in 1995 ranged from $24.21 to $28.21 per share (weighted-average exercise price of $28.08 per share), from $18.83 to $23.13 per share in 1994 (weighted-average of $19.01 per share), and from $19.20 to $20.93 per share in 1993 (weighted-average of $19.25 per share).

     The exercise price for options exercised ranged from $3.57 to $20.88 per share in 1995 and $2.05 to $16.13 in both 1994 and 1993 (weighted-average exercise price of $11.32, $5.95 and $5.70 for 1995, 1994 and 1993, respectively.

     The exercise price of options outstanding at December 31, 1995, ranged from $3.57 to $28.21 per share (weighted-average exercise price of $14.62 per share).

     In August 1995, the board of directors made an additional 1,042,500 shares (as restated for the stock split) available for future grants. This represents 10% of the shares previously approved for stock options by the shareholders. The board of directors also approved 750,000 shares (as restated for the stock split) of non-qualified stock options to be granted to managers of AFLAC Japan.

     OTHER:  In accordance with the Parent Company's Articles of
Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

     The following share amounts have been restated to reflect the stock split. In December 1993, the Parent Company issued 319,590 shares from treasury stock and 155,532 newly issued shares of common stock in exchange for the common stock of a corporation owned by the Company's president and chief executive officer. The principal assets of the acquired corporation consisted of 357,462 shares of the Parent Company's common stock (valued at the stock-exchange average-closing market price over the preceding 18
                                  EXH 13-49
trading-day period) and future renewal commission rights. The commission rights resulted from certain AFLAC insurance policies sold in the officer's territory while he served as an independent agent for the Company on a commission-only basis prior to 1983 (computed at fair value based on the average of three appraisals of the present value determinations made by three independent actuarial consultants). The 357,462 shares of Parent Company stock acquired in 1993 have been reflected as the purchase of treasury shares in the accompanying consolidated financial statements.



(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $2.5 billion at December 31, 1995, on a generally accepted accounting principles basis. AFLAC Japan accounted for $1.8 billion of these net assets.

     The Company's insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Ministry of Finance, on the basis of statutory accounting practices prescribed or permitted by such authorities.

     As determined on a U.S. statutory accounting basis, net income of AFLAC was $194.3 million in 1995, $252.5 million in 1994 and $149.2 million in 1993, and capital and surplus was $1.2 billion and $1.1 billion at December 31, 1995 and 1994, respectively.

     Reconciliations of AFLAC's net assets on a generally accepted accounting principles basis to net assets determined on a U.S. statutory accounting basis as of December 31 are as follows:

     (In thousands)                               1995            1994
                                               ----------      ----------
Net assets on generally accepted
  accounting principles basis                 $ 2,536,112     $ 1,952,326
Adjustment of fixed-maturity securities
  from fair value to amortized cost            (2,568,498)       (821,362)
Elimination of deferred policy
  acquisition costs                            (2,563,759)     (2,401,768)
Adjustment to liability for future
  policy benefits                               2,892,499       1,330,687
Adjustment to income tax liability              1,236,452       1,302,172
Reduction in premiums receivable                  (65,107)        (61,168)
Establishment of asset valuation reserve         (185,180)       (139,858)
Elimination of statutory non-admitted assets      (63,098)        (52,511)
Difference in foreign currency translation        (51,423)        (81,087)
Other, net                                         78,398         100,173
                                               ----------      ----------
  Net assets on U.S. statutory
    accounting basis                          $ 1,246,396     $ 1,127,604
                                               ==========      ==========

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management fees (see Note 2) and other payments to the Parent Company by its insurance
                                  EXH 13-50
subsidiaries are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. The maximum amount of dividends that can be paid by insurance companies domiciled in the state of Georgia to shareholders without prior approval of the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory surplus as of the previous year-end. Dividend payments by AFLAC during 1996 in excess of $192.9 million would require such approval.

     A portion of AFLAC Japan annual earnings, as determined on a Japan statutory accounting basis, can be remitted each year to AFLAC U.S. after satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders and obtaining remittance approvals from such authorities. These conditions include compliance with risk-based capital guidelines for Japanese insurers. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $140.5 million in 1995, $132.9 million in 1994 and $97.9 million in 1993. Management expects to continue to obtain approvals from Japan regulatory authorities for annual profit transfers.

     Net assets (unaudited) of AFLAC Japan, based on Japan statutory accounting practices, aggregated $412.8 million and $228.6 million at December 31, 1995 and 1994, respectively. Japan statutory accounting practices differ in many respects from U.S. generally accepted accounting principles. Under Japan statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, deferred income tax liabilities are not recognized, and investment securities are generally carried at cost.



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






                                  EXH 13-51

     The components of retirement expense and significant actuarial assumptions for the years ended December 31 are shown below.

                                1995            1994            1993
                           --------------  --------------  --------------
(In thousands)              Japan   U.S.    Japan   U.S.    Japan   U.S.
                           ------  ------  ------  ------  ------  ------
Basic employee plans:
  Service cost for
    benefits earned
    during the year         $2,610 $ 1,880  $2,269 $ 2,166  $1,500 $ 1,602
  Interest cost on
    projected benefit
    obligations              1,148   2,686     999   2,569     801   2,145
  Less actual investment
    return on plan assets     (518) (6,344) (1,135)     28    (355) (1,195)
  Net amortization
    and deferral               696   4,370     278  (1,530)    213    (487)
                             -----  ------   -----  ------   -----  ------
     Total retirement
       expense for basic
       employee plans        3,936   2,592   2,411   3,233   2,159   2,065
  Officers, retirees and
    beneficiaries unfunded
    supplemental plans       1,395  33,134   1,203  33,468   1,021  18,007
                             -----  ------   -----  ------   -----  ------
     Total retirement
       expense              $5,331 $35,726  $3,614 $36,701  $3,180 $20,072
                             =====  ======   =====  ======   =====  ======

Significant actuarial
  assumptions:
  Discount rate for:
    Net periodic pension
      costs                   4.0%    8.0%    4.4%    7.0%     5.5%   8.0%
    Benefit obligations       4.0     7.0     4.0     8.0      4.0    7.0
  Projected increase in
    salary levels             3.5     5.0     4.5     5.0      4.5    5.0
  Expected long-term
    return on plan assets     4.5     9.0     5.5     9.0      5.5    9.0


















                                  EXH 13-52

     Reconciliations of the funded status of the basic employee plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 are as follows:

                                          1995                1994
                                    ----------------   ----------------
(In thousands)                       Japan     U.S.     Japan     U.S.
                                    -------  -------   -------  -------
Plan assets, at fair value
  (primarily bonds, stocks
  and insurance contracts)          $18,769  $31,557   $16,631  $24,963
                                     ------   ------    ------   ------
Actuarial present value of
  benefit obligations:
   Accumulated benefit obligations,
     based on employee service to
     date and present salary levels:
      Vested benefits                16,677   27,725    11,694   22,413
      Non-vested benefits               128    1,385       135    1,120
   Effect of assumed future
     salary increases                10,187   13,414    10,344    9,108
                                     ------   ------    ------   ------
   Projected benefit obligations     26,992   42,524    22,173   32,641
                                     ------   ------    ------   ------
Projected benefit obligations
  in excess of plan assets           (8,223) (10,967)   (5,542)  (7,678)
Unamortized net losses from plan
  experience variations and changes
  in actuarial assumptions            1,029   11,486       589    9,661
Unrecognized prior service
  cost (credit)                       1,347     (249)        -     (276)
Unamortized net transition
  (gain) loss                           857   (1,205)      983   (1,326)
                                     ------   ------    ------   ------
   Prepaid retirement cost
     (liability) recognized in
     consolidated balance sheets    $(4,990) $  (935)  $(3,970) $   381
                                     ======   ======    ======   ======


     In addition to the funded benefit obligations shown above for basic employee plans, the accrued retirement liability for unfunded supplemental retirement plans for various officers and beneficiaries at December 31, 1995 and 1994, was $131.3 million and $102.6 million, respectively. The actuarial present value of projected benefit obligations for these plans was $161.2 million and $114.9 million at December 31, 1995 and 1994, respectively. The discount rates used were 4.0% in both 1995 and 1994 for AFLAC Japan, and 7.0% and 8.0% for AFLAC U.S. for 1995 and 1994, respectively. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Current benefits are payable at .5% (1% prior to 1995) of the previous year's "net earnings" as defined in the agreement.

     Retirement expense for the Company's various funded and unfunded supplemental plans has increased in 1994 and 1995 due to enhanced benefits, early retirements, and changes in the various actuarial assumptions for projecting future retirement obligations.

                                  EXH 13-53

     POSTRETIREMENT BENEFITS: In addition to pension benefits, substantially all U.S. employees of the Company participate in health care benefit plans. Employees become eligible for these benefits, up to age 65, if they terminate employment after age 55 with 15 years of service. Certain employees are eligible for nonmedical benefits. The accumulated benefit obligation for the years ended December 31, 1995 and 1994, was $10.5 million and $10.0 million, respectively, based on an assumed discount rate of 7% and 8%, respectively.

     Net postretirement benefit cost for the years ended December 31 included the following components:

(In thousands)                           1995         1994         1993
                                        ------       ------       ------
Service cost                           $  229       $  251       $  177
Interest cost                             536          743          786
Amortization of unrecognized
  (gains)/losses                         (207)           -            -
                                        ------       ------       ------
   Postretirement benefit cost         $  558       $  994       $  963
                                        ======       ======       ======

Actuarial assumptions used were:
  Projected health care cost trend
    rate                                   13%          14%          15%
  Ultimate trend rate                       7%           7%           7%
  Effect of a 1% point increase in the
    health care cost trend rate on the:
    Postretirement benefit obligation  $  675       $  487       $  541
    Aggregate of service and
      interest cost                    $   89       $   94       $   71
  Discount rate - periodic cost             8%           7%           8%


     STOCK BONUS PLAN: AFLAC U.S. maintains a Stock Bonus Plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The participants are subject to vesting requirements based on years of service. Any shares forfeited reduce future contributions of AFLAC U.S. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $8.0 million in 1995, $6.9 million in 1994 and $3.5 million in 1993.














                                  EXH 13-54

(12)  COMMITMENTS AND CONTINGENCIES

     For information regarding proposed U.S. income tax adjustments by the Internal Revenue Service, see Note 8.

     LITIGATION: The Company is a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in Alabama, where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. During 1995, the Company settled certain litigation in Alabama related to an ancillary line of business. However, the settlement was not material to the Company's consolidated net earnings for the year. Although the final results of any litigation cannot be predicted with certainty, the Company believes the outcome of the litigation still pending will not have a material adverse effect on the financial position of the Company.

     LAND PURCHASE COMMITMENT: AFLAC Japan's administrative office building is located on partially leased land. The Company is committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 1995, the fair value of the leased land was estimated to be 2.4 billion yen ($23.1 million).



































                                  EXH 13-55

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

     The Audit Committee of the board of directors, which is composed of five outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The committee meets periodically with representatives of management, as well as the independent and internal auditors, to review matters of a material nature related to financial reporting and the planning, results and recommendations of audits. The independent and internal auditors have free access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the committee. The committee is also responsible for making recommendations to the board of directors concerning the selection of the independent auditors.


 /s/ Daniel P. Amos
---------------------------------
Daniel P. Amos
President and Chief Executive Officer


 /s/ Kriss Cloninger III
---------------------------------
Kriss Cloninger III
Executive Vice President and Chief Financial Officer








                                  EXH 13-56

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                       KPMG PEAT MARWICK LLP


Atlanta, Georgia
January 29, 1996



















                                  EXH 13-57

                                           Unaudited Consolidated Quarterly Financial Data
                                               (In thousands, except per-share amounts)
-----------------------------------------------------------------------------------------------------------------------------
Three Months ended,                 March 31                 June 30               September 30              December 31
-----------------------------------------------------------------------------------------------------------------------------
1995                           Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
-----------------------------------------------------------------------------------------------------------------------------
Total revenues              $ 1,713,676     23.1%    $ 1,932,771     30.5%    $ 1,811,718     13.1%    $ 1,732,455      5.9%
Net earnings                     84,873     21.3          92,916     33.9          87,960     15.6          83,308      7.6
-----------------------------------------------------------------------------------------------------------------------------

Per common share:
   Net earnings             $       .56     27.3     $       .61     35.6     $       .60     22.4     $       .57     11.8
   Cash dividends           $       .077             $       .087             $       .087             $       .087
-----------------------------------------------------------------------------------------------------------------------------

Three Months ended,                 March 31                 June 30               September 30              December 31
-----------------------------------------------------------------------------------------------------------------------------
1994                           Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
-----------------------------------------------------------------------------------------------------------------------------

Total revenues              $ 1,391,982     24.1%    $ 1,481,203     19.8%    $ 1,601,511     22.4%    $ 1,636,062     22.6%
Net earnings                     69,957     30.2*         69,378     18.1          76,059     17.8          77,396     15.8
-----------------------------------------------------------------------------------------------------------------------------

Per common share:
   Net earnings             $       .44     29.4*    $       .45     21.6     $       .49     19.5     $       .51     21.4
   Cash dividends           $       .067             $       .077             $       .077             $       .077
-----------------------------------------------------------------------------------------------------------------------------

*Before cumulative effect of accounting changes in 1993.

Per-share amounts have been adjusted to reflect the three-for-two stock split payable on March 18, 1996.







                                                           EXH 13-58