Form 10-K, Exhibit 13
period 1996-12-31
AFLAC INC
filed 1997-03-26
CIK 4977

                                EXHIBIT 13


































                                 EXH 13

                                EXHIBIT 13

     The following information is contained in the 1996 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1996 Form 10-K have been reproduced herein as
Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                 PART II

ITEM 5.  (a) Market Information:

     The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1996, are as follows:

                      Quarterly Common Stock Prices

        1996                  High              Low             Close
   ---------------------------------------------------------------------
     4th Quarter          $  44.00          $  35.75         $  42.75
     3rd Quarter             37.38             28.25            35.50
     2nd Quarter             32.88             29.00            29.88
     1st Quarter             32.88             28.83            31.25



        1995
   --------------------------------------------------------------------
     4th Quarter          $  29.42          $  26.33         $  29.00
     3rd Quarter             29.25             24.33            27.67
     2nd Quarter             29.83             26.00            29.17
     1st Quarter             28.50             21.25            27.33



        1994
   --------------------------------------------------------------------
     4th Quarter          $  22.92          $  21.33         $  21.33
     3rd Quarter             24.08             21.67            22.75
     2nd Quarter             23.25             19.33            22.50
     1st Quarter             21.25             16.83            20.50










                                  EXH 13-1

ITEM 5.  (b)  Holders:

                              1996              1995             1994
---------------------------------------------------------------------------
Number of common
 shares outstanding       137,884,887       141,974,309      149,454,647
Number of registered
 common shareholders           49,474            39,317           34,628
Approximate number of
 common shareholders          113,300            88,700           67,500



ITEM 5.  (c)  Quarterly cash dividends:

                                1996             1995
                               ------           ------
   4th Quarter                 $.10             $.087
   3rd Quarter                  .10              .087
   2nd Quarter                  .10              .087
   1st Quarter                  .087             .077


     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning shareholders' equity, presented in this Exhibit 13 on page 13-21, and Note 10, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-57.




























                                  EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In thousands, except for per-share amounts):
For the Year                                         1996           1995           1994           1993           1992
                                                  ----------     ----------     ----------     ----------     ----------
Revenues:
    Premiums, principally supplemental health    $ 5,910,036    $ 6,070,830    $ 5,180,732    $ 4,225,390    $ 3,369,201
    Net investment income                          1,021,955      1,024,960        838,825        689,272        533,166
    Realized investment gains (losses)                 1,980           (270)           (58)         2,937         (3,264)
    Gain on sale of television station                60,264              -              -              -              -
    Other income                                     105,968         95,100         91,259         83,019         87,369
                                                  ----------     ----------     ----------     ----------     ----------
            Total revenues                         7,100,203      7,190,620      6,110,758      5,000,618      3,986,472
                                                  ----------     ----------     ----------     ----------     ----------
Benefits and expenses:
    Benefits and claims                            4,895,522      5,034,266      4,256,541      3,423,297      2,692,353
    Expenses                                       1,554,680      1,555,359      1,349,881      1,148,937        969,575
                                                  ----------     ----------     ----------     ----------     ----------
            Total benefits and expenses            6,450,202      6,589,625      5,606,422      4,572,234      3,661,928
                                                  ----------     ----------     ----------     ----------     ----------
            Pretax earnings                          650,001        600,995        504,336        428,384        324,544
Income taxes                                         255,638        251,938        211,546        184,495        141,177
                                                  ----------     ----------     ----------     ----------     ----------
            Net earnings                         $   394,363    $   349,057    $   292,790    $   243,889(1) $   183,367
                                                  ==========     ==========     ==========     ==========     ==========
---------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net earnings                                     $      2.73    $      2.33    $      1.89    $      1.55(1) $      1.19
Cash dividends                                           .387           .338           .298           .26            .23
Shareholders' equity                                   15.42          15.03          11.72           8.80           7.00
Price range:                  High               $     44.00    $     29.83    $     24.08    $     22.67    $     18.60
                              Low                      28.25          21.25          16.83          16.50          12.80
                              Close                    42.75          29.00          21.33          19.00          18.40
Price/earnings ratio:*        High                     18.3x          12.8x          12.7x          14.8x          15.6x
                              Low                      11.8            9.1            8.9           10.8           10.8
Common shares used for EPS                           144,512        149,540        154,652        157,801        153,815
---------------------------------------------------------------------------------------------------------------------------







                                                           EXH 13-3

                                                     1996           1995           1994           1993           1992
                                                  ----------     ----------     ----------     ----------     ----------
At Year-End
Assets:
    Investments and cash                         $20,746,535    $20,044,964    $15,993,768    $12,469,140    $ 9,461,341
    Other                                          4,276,277      5,171,545      4,293,311      2,973,546      2,440,033
                                                  ----------     ----------     ----------     ----------     ----------
            Total assets                         $25,022,812    $25,216,509    $20,287,079    $15,442,686    $11,901,374
                                                  ==========     ==========     ==========     ==========     ==========

Liabilities and shareholders' equity:
    Policy liabilities                           $20,234,205    $19,513,504    $16,006,607    $12,065,471    $ 9,350,241
    Notes payable                                    353,533        327,268        184,901        122,062        125,800
    Income taxes, primarily deferred               1,181,121      1,397,709      1,392,441        950,278        848,514
    Other liabilities                              1,128,384      1,843,887        951,363        939,251        494,937
    Shareholders' equity                           2,125,569      2,134,141      1,751,767      1,365,624      1,081,882
                                                  ----------     ----------     ----------     ----------     ----------
            Total liabilities and
               shareholders' equity              $25,022,812    $25,216,509    $20,287,079    $15,442,686    $11,901,374
                                                  ==========     ==========     ==========     ==========     ==========
--------------------------------------------------------------------------------------------------------------------------
Supplemental Data
Operating earnings**                             $   347,425    $   348,734    $ 293,053      $   241,654(1) $   183,426
Operating earnings per share**                   $      2.40    $      2.33    $    1.89      $      1.53(1) $      1.19
Pretax profit margin**                                  8.4%           8.4%         8.3%             8.5%           8.2%
After-tax profit margin**                               4.9%           4.8%         4.8%             4.8%(1)        4.6%
Operating return on equity***                          19.9%          22.0%        20.4%            19.9%(1)       18.4%
Yen/dollar exchange rate at year-end                  116.10         102.95        99.85           112.00         124.70
Average yen/dollar exchange rate                      108.84          94.10       102.26           111.21         126.67


Notes:  (1)  Excludes gain of $11,438 ($.07 per share) from cumulative effect of accounting changes in 1993.
        (*)  Based on operating earnings per share.
        (**) Excludes realized investment gains/losses, net of tax, and in 1996, the gain from the sale of a television station.
        (***)Excludes realized investment gains/losses and unrealized gains on securities available for sale, net.

For segment and foreign information, see Management's Discussion and Analysis of Financial Condition and Results of
Operations, and Note 2 of Notes to the Consolidated Financial Statements.




                                                           EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The primary business of AFLAC Incorporated (the Parent Company) and subsidiaries (the Company) is supplemental health insurance, which is marketed and administered primarily through American Family Life Assurance Company of Columbus (AFLAC). Most of AFLAC's policies are individually underwritten in the payroll market, with premiums paid by the employee. The Company's operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for the Company's insurance operations. AFLAC Japan and AFLAC U.S. are the primary components for this discussion and analysis due to their significance to the Company's consolidated financial condition and results of operations.

     The Company paid a three-for-two stock split on March 18, 1996. All share and per-share amounts have been restated for the stock split.


                            RESULTS OF OPERATIONS

     During 1996, the Company entered into definitive agreements for the sale of its broadcast division business consisting of seven network-affiliated television stations. The total pretax gain from this transaction is estimated to be $325 million. Finalization of the transaction is subject to approval by the Federal Communications Commission. The sale of one station, WAFB-TV in Baton Rouge, Louisiana, closed on December 31, 1996.
The pretax and after-tax gains recognized on the sale of WAFB-TV in 1996 were $60.3 million and $48.2 million, respectively. The effect of the after-tax gain on 1996 net earnings per share was $.33. Management expects the sale of the six remaining stations to be finalized during the first half of 1997. For further information, see Note 2 of the Notes to the Consolidated Financial Statements.

     Net earnings (including realized investment gains/losses and the gain on the sale of the television station in 1996) were $394.4 million, or $2.73 per share, in 1996, compared with $349.1 million, or $2.33 per share, in 1995, and $292.8 million, or $1.89 per share, in 1994.

    Operating earnings per share (excluding realized investment gains/losses and the gain on the sale of the television station in 1996) increased 3.0% to $2.40 in 1996, 23.3% to $2.33 in 1995 and 23.5% to $1.89 in 1994.
Operating earnings were $347.4 million in 1996, $348.7 million in 1995 and $293.1 million in 1994.















                                  EXH 13-5

     The following table sets forth the results of operations by business component for the years shown and the percentage changes from the previous year.

                SUMMARY OF OPERATING RESULTS BY BUSINESS COMPONENT
                   (In millions, except for per-share amounts)

                                Percentage change        Years ended
                                over previous year       December 31,
                                ------------------  ------------------------
                                   1996     1995     1996     1995     1994
                                ------------------  ------------------------
Insurance operations (excluding
  realized investment gains and
  losses):
   AFLAC Japan.................   (5.1)%    19.1%  $532.8   $561.4   $471.4
   AFLAC U.S...................   23.0      15.8    128.5    104.5     90.2
                                                    -----    -----    -----
    Total                          (.7)     18.6    661.3    665.9    561.6
Broadcast division operations..   35.0      10.4     25.6     19.0     17.2
Interest expense, noninsurance
  operations...................  (10.8)    (14.7)   (12.5)   (11.3)    (9.9)
Capitalized interest,
  building construction........                         -        -      2.4
Corporate expenses, other
  operations and eliminations..  (20.0)     (7.9)   (86.6)   (72.3)   (66.9)
                                                    -----    -----    -----
    Pretax operating earnings..   (2.2)     19.2    587.8    601.3    504.4
Realized investment
  gains (losses)...............                       1.9      (.3)     (.1)
Gain on sale of television
  station......................                      60.3        -        -
                                                    -----    -----    -----
    Earnings before income
      taxes....................    8.2      19.2    650.0    601.0    504.3

Income taxes...................    1.5      19.1    255.6    251.9    211.5
                                                    -----    -----    -----
    Net earnings...............   13.0%     19.2%  $394.4   $349.1   $292.8
                                  ====      ====    =====    =====    =====
    Net earnings per share.....   17.2%     23.3%  $ 2.73   $ 2.33   $ 1.89
                                  ====      ====    =====    =====    =====
============================================================================

     The following discussion of earnings comparisons focuses on pretax operating earnings and excludes realized investment gains/losses and the gain of $60.3 million from the sale of one television station in 1996.

Foreign Currency Translation

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on the Company's reported results. During the first half of 1995, the yen strengthened substantially versus the dollar. In the third quarter of 1995, the yen began to weaken in relation to the dollar and continued to weaken throughout 1996. The average yen-to-dollar exchange rates were 108.84 in 1996, 94.10 in 1995 and 102.26 in 1994. Operating earnings per share, which were

                                  EXH 13-6
affected by the fluctuations in the value of the yen, increased 3.0% to $2.40 in 1996, 23.3% to $2.33 in 1995 and 23.5% to $1.89 in 1994. The
weakening of the yen in 1996 lowered operating earnings by approximately $.29 per share in 1996 compared with 1995, and the strengthening of the yen in 1995 and 1994 benefited operating earnings by $.15 per share in 1995 compared with 1994 and $.12 per share in 1994 compared with 1993. These per-share amounts were solely attributable to the translation effect of the fluctuations in the yen and not to any fundamental change in business operations.

     The Company sets its growth objective for operating earnings per share before the effect of foreign currency fluctuations. Excluding the effect of currency fluctuations, operating earnings per share increased 15.5%, 15.3% and 15.7% for the years ended December 31, 1996, 1995 and 1994, respectively.

     The goal for 1996 was 15% growth in operating earnings per share excluding the effect of foreign currency translation. In the fourth quarter of 1996, the Company raised its primary financial objective for 1997 through 2000 from 13%-15% annual growth in operating earnings per share to 15%-17%, excluding the effect of foreign currency translation.

     The following table illustrates the effect of foreign currency translation on the Company's reported results by comparing those results as if foreign currency rates had remained unchanged. In years when the yen weakens, translating yen into dollars causes smaller increases or negative percentage changes for financial results in dollars. When the yen strengthens, translating yen into dollars causes larger increases for financial results in dollars.

                      Supplemental Consolidated Data
                        Selected Percentage Changes
                         Years Ended December 31,

                                                          Adjusted to
                                    As                  Exclude Foreign
                                 Reported              Currency Changes*
                          ----------------------    ----------------------
                           1996    1995    1994      1996    1995    1994
                          ------  ------  ------    ------  ------  ------
Premium income            (2.6)%   17.2%   22.6%     10.1%    9.2%   14.3%
Net investment income      (.3)    22.2    21.7      11.9    14.2    13.6
Total revenues**          (1.3)    17.7    22.2      11.3     9.8    14.0
Total benefits and
  expenses                (2.1)    17.5    22.6      10.5     9.7    14.5
Operating earnings***      (.4)    19.0    21.3      11.5    11.3    13.1

Operating earnings per
  share***                 3.0     23.3    23.5      15.5    15.3    15.7
----------------------------------------------------------------------------
*  Amounts excluding foreign currency changes for each year shown above were determined using the average yen/dollar exchange rate for each respective prior year.
** Includes the gain from the sale of the television station in 1996. ***Excludes realized investment gains/losses and, in 1996, the gain on the sale of the television station.
============================================================================

                                  EXH 13-7

     The Company's objective for 1997 is to increase operating earnings per share by 17% excluding the effect of currency translation. However, if that objective is achieved and the yen/dollar exchange rate averages 120.00 compared with the 1996 average rate of 108.84, operating earnings per share including foreign currency translation would increase by approximately 10% in 1997.

     Despite the weakening of the yen during 1996, operating earnings per share increased in each year of the three-year period ended December 31, 1996. The increases reflected strong earnings in the functional currencies of AFLAC's core insurance operations in Japan and the United States, improved operating earnings by the AFLAC Broadcast Division, and a consolidated benefit from additional investment income associated with profit repatriations from AFLAC Japan to AFLAC U.S. Partially offsetting the increases were higher corporate expenses and increased interest expense associated with the Company's share repurchase program. However, the share repurchase program benefited earnings per share.

Profit Repatriation

     AFLAC Japan repatriated profits to AFLAC U.S. of $217.3 million in 1996, $140.5 million in 1995, $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. The profit transfers to AFLAC U.S. adversely impact AFLAC Japan's investment income. However, profit repatriations benefit AFLAC U.S. investment income and consolidated operations because higher investment yields can be obtained on funds invested in the United States. Also, income tax expense is presently lower on investment income earned in the United States. Management estimates that cumulative profit transfers from 1992 through 1996 have benefited consolidated net earnings by $25.7 million in 1996, $13.9 million in 1995 and $7.4 million in 1994.

     Repatriated profits represent a portion of the after-tax earnings reported to the Japanese Ministry of Finance as of March 31 each year. Such regulatory basis earnings are based on accounting principles that differ materially from generally accepted accounting principles. Such differences relate primarily to valuation of investments, policy benefit and claim reserves, acquisition costs and deferred income taxes. Japanese regulatory earnings and related profit repatriations may therefore vary materially from year to year because of these differences. Management currently expects that the 1997 profit repatriation amount will fall between the amounts transferred in 1995 and 1996.

Share Repurchase Program

     During 1996, the board of directors authorized the purchase of up to an additional 7.0 million shares of AFLAC Incorporated common stock. Including shares remaining under a previous authorization, the Company had approval to purchase up to 8.0 million shares as of December 31, 1996. The Company had purchased 20.4 million shares from the inception of the plan in February 1994 through December 31, 1996. The difference in the percentage increases of net earnings and net earnings per share primarily reflects the impact of the share repurchase program.

     The shares purchased were financed with available cash and bank borrowings. Interest expense related to the share repurchase program was $9.4 million in 1996, $5.3 million in 1995 and $2.6 million in 1994. Consolidated interest expense, including interest expense from insurance

                                  EXH 13-8
operations, was $16.2 million in 1996, $15.6 million in 1995 and $13.5 million in 1994.

Income Taxes

     The Company's effective income tax rates were 39.3% in 1996, and 41.9% in both 1995 and 1994. Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3%, made up most of the Company's income tax expense. The decrease in the effective tax rate in 1996 resulted from changes in the contributions from the Company's business components, primarily the gain on the sale of the television station.


                   INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan, a branch of AFLAC and the principal contributor to the Company's earnings, ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. Among all life insurance companies operating in Japan, AFLAC Japan ranks fourth in terms of individual policies in force and 17th in terms of assets.

     The transfer of profits from AFLAC Japan to AFLAC U.S. distorts comparisons of operating results between years. Therefore, the AFLAC Japan summary of operations table on the following page presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds repatriated to AFLAC U.S. during 1992 through 1996.





























                                  EXH 13-9

                              AFLAC JAPAN
                      SUMMARY OF OPERATING RESULTS

                                                    In Dollars
(In millions)                             1996         1995         1994
                                       ----------------------------------
Premium income....................     $4,951.6     $5,195.4     $4,370.7
Investment income, as adjusted*...        920.5        941.3        766.0
Other income                                1.6          (.5)         2.8
                                        -------      -------      -------
  Total revenues, as adjusted*....      5,873.7      6,136.2      5,139.5
                                        -------      -------      -------
Benefits and claims...............      4,293.7      4,486.3      3,752.8
Operating expenses................      1,022.3      1,068.0        902.9
                                        -------      -------      -------
  Total benefits and expenses           5,316.0      5,554.3      4,655.7
                                        -------      -------      -------
  Pretax operating earnings, as
    adjusted*.....................        557.7        581.9        483.8

Investment income applicable to
  profit repatriations............        (24.9)       (20.5)       (12.4)
                                        -------      -------      -------
  Pretax operating earnings.......     $  532.8     $  561.4     $  471.4
                                        =======      =======      =======
---------------------------------------------------------------------------
Percentage changes in dollars
 over previous year:
  Premium income..................         (4.7)%       18.9%        25.5%
  Investment income*..............         (2.2)        22.9         23.1
  Total revenues*.................         (4.3)        19.4         25.1
  Pretax operating earnings*......         (4.2)        20.3         19.7

  Pretax operating earnings.......         (5.1)        19.1         18.2
---------------------------------------------------------------------------
Percentage changes in yen
 over previous year:
  Premium income..................         10.2%         9.4%        15.4%
  Investment income*..............         13.1         13.1         13.1
  Total revenues*.................         10.7          9.9         15.0
  Pretax operating earnings*......         10.9         10.7         10.0

  Pretax operating earnings.......          9.8          9.7          8.5
---------------------------------------------------------------------------
Ratios to total revenues, as adjusted*:
  Benefits and claims.............         73.1%        73.1%        73.0%
  Operating expenses..............         17.4         17.4         17.6
  Pretax operating earnings.......          9.5          9.5          9.4

Ratio of pretax operating earnings
  to total reported revenues......          9.1          9.2          9.2

============================================================================
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $24.9 million in 1996, $20.5 million in 1995 and $12.4 million in 1994 foregone due to profit repatriations.
============================================================================
                                  EXH 13-10

Japan Sales

     The percentage increases in premium income in yen reflect the growth of premiums in force. The increases in annualized premiums in force of 12.2% in 1996, 7.5% in 1995 and 14.5% in 1994 reflect the high persistency of our business, premium rate increases during the last three years, sales of new policies, and conversions of existing policies to policies with higher benefits and premiums. New annualized premiums from sales and conversions were: $728.9 million in 1996, down 5.6% (up 9.1% in yen); $772.0 million in 1995, up 13.4% (4.3% in yen); and $680.9 million in 1994, up 18.2% (10.0%
in yen).

     Sales growth, excluding conversions, has been positively affected by product broadening. AFLAC Japan's sales mix is changing, although cancer insurance still accounts for the majority of insurance in force. Cancer insurance sales accounted for 46.7% of total new sales in yen in 1996, 71.2% in 1995 and 81.3% in 1994. Sales of AFLAC Japan's living benefit life product were very strong in 1996. Living benefit life, which was introduced in the fourth quarter of 1995, accounted for 39.5% of total new sales in 1996. Care product sales represented 10.6% of total new sales in 1996, 15.6% in 1995 and 17.9% in 1994. Management believes that the sale of newly introduced products will continue to be important to AFLAC Japan's new sales growth.

Japan Investments

     Due to the continued low level of available investment yields in Japan, the Ministry of Finance has required insurers to increase premium rates on new policy issues in recent years. AFLAC Japan increased premium rates by an average of 16% on all cancer policy sales made after July 1, 1994. Premium rates on new care policy issues were increased by an average of 16% in September 1995. As a result of continuing low yields, the Company increased premium rates by approximately 13% on all new policy issues beginning in the fourth quarter of 1996.

     Investment income, which is affected by available cash flow from operations and investment yields achievable on new investments, continually increased in 1994 and 1995, despite a general decline in available investment yields. Investment income declined in 1996 due to the weaker yen (increased 13.1% in yen). Funds available for investment during the three-year period 1994 through 1996 were reduced by the annual profit repatriations previously discussed and expenditures of $173.5 million in 1994 for the final construction phase of the administrative office building in Tokyo. Rates of return on fixed-maturity securities in Japan remained low in 1996 compared with historical levels. For instance, the yield on 10-year Japanese government bonds, as measured by a composite index, declined from a high of 3.54% in February 1996 to a low of 2.51% in November 1996, closing the year at 2.77%. AFLAC Japan's new money rates for investments were 4.07% for 1996, 4.71% for 1995 and 5.17% for 1994. The cumulative effect of lower investment yields is reflected in the overall rate of return (net of investment expenses) on AFLAC Japan's average invested assets, at amortized cost. This return was 5.54% in 1996, compared with 5.81% in 1995 and 6.00% in 1994.

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets. Therefore, there is a risk that reinvestment of the proceeds at maturity of such investments will be at a

                                  EXH 13-11
yield below that of the interest required for the accretion of policy liabilities. At December 31, 1996, the average duration of the policy liabilities was approximately 13 years, unchanged from 1995. The average duration of the yen-denominated invested assets was approximately nine years in both 1996 and 1995. The weighted-average period to maturity of fixed-maturity securities at December 31, 1996, was 12.2 years, compared with 11.3 years at December 31, 1995. Over the next five years, $2.4 billion, at amortized cost, or 14.8%, of AFLAC Japan's fixed-maturity securities are scheduled to mature.

     By concentrating on selected sectors, AFLAC Japan has secured higher yields than 10-year Japanese government bonds would have provided while still adhering to conservative standards for credit quality. Management believes that it can maintain an overall return on invested assets with an adequate spread over premium pricing assumptions and assumed interest rates for policy liabilities for the near term. The premium increases implemented during the past three years will have a positive impact on these spreads and therefore contribute to stability in the pretax operating profit margin.

Japan Deregulation

     In December 1996, the governments of the United States and Japan reached an agreement on deregulation of the Japanese insurance industry. The agreement calls for the gradual liberalization of the industry over the next four years and includes provisions to avoid "radical change" in the third sector of the insurance industry. AFLAC and other foreign-owned insurers, as well as some small to medium-sized Japanese insurers, operate primarily in the third sector. One of the measures for avoiding radical change in the third sector is the prohibition of additional Japanese life and non-life insurance companies from selling cancer or medical insurance until January 1, 2001.

Japan Other

     During the three-year period ended December 31, 1996, the benefit ratio and the operating expense ratio have been stable. Annual claims experience and persistency studies continue to support the current reserving assumptions.

     In 1994, the Japanese government passed a package of tax reform bills centering on an increase in the consumption tax, which is similar to a sales tax in the United States. The consumption tax is scheduled to increase from the current rate of 3% to 5% effective April 1, 1997. AFLAC Japan currently incurs consumption tax on agents' commissions. Had the rate increase been enacted effective January 1, 1996, pretax operating earnings would have been reduced by approximately $16.4 million ($9.0 million after income tax) in 1996.

     In late 1996, the Japanese government proposed new income tax provisions that would increase Japan's income taxes on investment income received by foreign companies operating in Japan from securities issued from their home country. The government plans to finalize the proposal in March 1997. The new provisions are expected to be effective beginning in 1998.
If the proposal had been enacted in 1996 in its present form, AFLAC Japan's income tax expense would have been increased, and net earnings of the Company would have decreased by approximately $23.7 million for the year 1996.

                                  EXH 13-12

     Management is evaluating the impact of this proposal and will seek to mitigate much of the tax impact through investment alternatives and by restructuring portions of the existing investment portfolio. Based on a preliminary review, management does not expect this tax change as it is presently proposed to materially affect future net earnings of the Company.

     Even with Japan's economic slowdown, the Company believes the market for supplemental insurance remains bright. Demand for the Company's products in Japan has continued, and the Company remains optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.



                    INSURANCE OPERATIONS, AFLAC U.S.

     AFLAC U.S. pretax operating earnings continued to benefit from additional investment income earned on profit transfers received from AFLAC Japan. AFLAC U.S. received profit transfers in the amounts of $217.3 million in 1996, $140.5 million in 1995, $132.9 million in 1994, $97.9 million in 1993 and $33.4 million in 1992. AFLAC U.S. in turn increased dividend payments to the Parent Company in the amounts of $64.3 million in 1996, $21.2 million in 1995, $51.9 million in 1994 and $10.1 million in 1993. Estimated investment income earned from profits repatriated to and retained by AFLAC U.S. from 1992 through 1996 has been reclassified in the presentation on the following page in order to improve comparability between years.






























                                  EXH 13-13

                                 AFLAC U.S.
                        SUMMARY OF OPERATING RESULTS


(In millions)                               1996        1995        1994
                                         --------------------------------
Premium income.........................  $  945.8    $  859.8    $  792.5
Investment income, as adjusted*........      86.3        78.3        68.5
Other income...........................       1.5         1.2         1.9
                                          -------     -------     -------
  Total revenues, as adjusted*.........   1,033.6       939.3       862.9
                                          -------     -------     -------
Benefits and claims....................     590.4       533.1       490.2
Operating expenses.....................     347.4       322.9       295.3
                                          -------     -------     -------
  Total benefits and expenses..........     937.8       856.0       785.5
                                          -------     -------     -------
    Pretax operating earnings, as
      adjusted*........................      95.8        83.3        77.4

Investment income applicable to
  profit repatriations.................      32.7        21.2        12.8
                                          -------     -------     -------
    Pretax operating earnings..........  $  128.5    $  104.5    $   90.2
                                           ======      ======      ======
----------------------------------------------------------------------------
Percentage increases over previous year:
  Premium income.......................      10.0%        8.5%        9.7%
  Investment income*  .................      10.2        14.3        10.0
  Total revenues*......................      10.0         8.9         9.6
  Pretax operating earnings*...........      15.0         7.7        12.2

  Pretax operating earnings............      23.0        15.8        20.1
----------------------------------------------------------------------------
Ratios to total revenues, as adjusted*:
  Benefits and claims..................      57.1%       56.7%       56.8%
  Operating expenses...................      33.6        34.4        34.2
  Pretax operating earnings............       9.3         8.9         9.0

Ratio of pretax operating earnings to
  total reported revenues..............      12.1        10.9        10.3

============================================================================
*Excludes estimated investment income of $32.7 million in 1996, $21.2 million in 1995 and $12.8 million in 1994 related to investment of profit repatriation funds retained by AFLAC U.S.
============================================================================


U.S. Sales

     The percentage increases in premium income reflect the growth of
premiums in force.   The increases in annualized premiums in force of 11.1%
in 1996, 8.8% in 1995 and 9.1% in 1994 were favorably affected by an improvement in the persistency for several lines of business and increased sales at the work site through cafeteria plans (Internal Revenue Code
Section 125).

                                  EXH 13-14

     New annualized premiums from sales and policy conversions were: $326.6 million in 1996, up 17.0%; $279.1 million in 1995, up 13.6%; and $245.8 million in 1994, up 7.3%. Product lines developed since 1986 have contributed greatly to new sales growth, accounting for 66.2% of total sales in 1996.


U.S. Other

     Management expects the operating expense ratio, excluding discretionary advertising expenses, to decline in the future due to continued improvements in operating efficiencies. By improving administrative systems and controlling other costs, management has been able to redirect funds to a national advertising program without significantly affecting the operating expense ratio. For more information regarding advertising expenses, see
Note 2 of the Notes to the Consolidated Financial Statements.

     At the same time, the operating results continue to reflect relatively stable benefit ratios. Management expects future benefit ratios for some of the Company's supplemental products to increase slightly due to the Company's ongoing efforts to improve policy persistency by enhancing policyholder benefits. In addition, potential minimum benefit ratio requirements by insurance regulators may also result in an increase to these ratios. However, the aggregate benefit ratio has been relatively stable due to the mix of business shifting towards accident and hospital indemnity policies, which have lower benefit ratios than other products.

     Management expects the pretax operating profit margin, which was 9.3% excluding the effect of repatriation in 1996, to remain approximately the same in 1997.

     Management continues to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.


                           BROADCAST OPERATIONS

     The Company's broadcast operations include seven network-affiliated television stations located in small to mid-size U.S. markets. Broadcast revenues increased 13.3% in 1996 and 5.1% in 1995 primarily due to increased advertising revenues from an improved U.S. economy and from the political elections in 1996.

     As previously mentioned, the Company entered into definitive agreements during 1996 for the sale of its broadcast division business. The sale of one station, WAFB-TV in Baton Rouge, Louisiana, closed on December 31, 1996. Management expects the sale of the remaining six stations will close during the first half of 1997.


                               OTHER OPERATIONS

     The Parent Company's operating expenses consist primarily of corporate overhead expenses such as salary costs, retirement provisions, professional fees and litigation expenses. These expenses have increased in recent years, principally due to the growth in corporate service activities,

                                  EXH 13-15
changes in the legal environment in certain states, and to greater retirement accruals for certain senior officers and beneficiaries due to enhanced benefits, early retirements and revisions in actuarial assumptions.

     Other operations include minor insurance operations in Taiwan and Canada. As of December 31, 1996, the Company was in the process of selling its Canadian operation. Additional expense charges were recognized in 1996 for estimated termination costs and fair value adjustments related to these operations.


             FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     For information regarding Statements of Financial Accounting Standards
(SFAS) adopted during 1996 and those to be adopted in 1997, see Note 1 of the Notes to the Consolidated Financial Statements.


                     ANALYSIS OF FINANCIAL CONDITION
                              BALANCE SHEET

     During the last two years, the financial condition of the Company has remained strong in the functional currencies of its operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of high-quality securities.

     Due to the relative size of AFLAC Japan, changes in the yen/dollar exchange rate can have a significant effect on the Company's financial statements. The yen/dollar exchange rate at the end of each period is used to convert yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1996, was 116.10 yen to one U.S. dollar, 11.3% weaker than the December 31, 1995, exchange rate of
102.95. Management estimates that the weaker yen rate decreased invested assets, including cash, by $2.2 billion, total assets by $2.6 billion and total liabilities by $2.6 billion compared with the amounts that would have been reported using the previous year-end exchange rate. For additional information on exchange rates, see Note 2 of the Notes to the Consolidated Financial Statements.




















                                  EXH 13-16

Invested Assets

     Fixed-maturity securities available for sale are carried at fair value. The following table shows an analysis of invested assets at December 31:

(In thousands)                       1996             1995         % Change
                                 ------------     ------------     --------
AFLAC U.S.:

  Total invested assets, at
    cost or amortized cost       $  1,910,154     $  1,543,549        23.8%

  Unrealized gains
    on securities available
    for sale                          101,258          128,697
                                 ------------     ------------
    Total invested assets        $  2,011,412     $  1,672,246        20.3%
                                 ============     ============      ======

AFLAC Japan:

  Total invested assets, at
    cost or amortized cost       $ 16,390,997     $ 15,924,083         2.9%

  Unrealized gains
    on securities available
    for sale                        2,334,537        2,468,018
                                 ------------     ------------
    Total invested assets        $ 18,725,534     $ 18,392,101         1.8%
                                 ============     ============      ======

Consolidated:

  Total invested assets, at
    cost or amortized cost       $ 18,309,930     $ 17,447,551         4.9%

  Unrealized gains
    on securities available
    for sale                        2,436,605        2,597,413
                                 ------------     ------------
    Total invested assets        $ 20,746,535     $ 20,044,964         3.5%
                                 ============     ============      ======



     The continued growth in invested assets reflects the strength of the Company's primary business, substantial cash flows from operations, strong new annualized premium sales and significant premium income growth in both AFLAC U.S. and AFLAC Japan. In addition, AFLAC U.S. received $94.5 million in cash in conjunction with the sale of a television station on December 31, 1996. Offsetting these positive factors was a decrease in unrealized investment gains due in part to the weaker yen/dollar exchange rate. Net unrealized gains of $2.4 billion on investments in fixed-maturity securities at December 31, 1996, consisted of $2.4 billion in gross unrealized gains and $27.7 million in gross unrealized losses.



                                  EXH 13-17

     AFLAC invests primarily within the Japanese and U.S. fixed-maturity markets. The Company uses specific criteria to judge the credit quality and liquidity of its investments and utilizes a variety of credit rating services to monitor this criteria. Applying those various credit ratings to a standardized rating system based on a nationally recognized service's categories, the percentages of the Company's fixed-maturity securities available for sale, at amortized cost, as of December 31 were as follows:

                                         1996          1995
                                        ------        ------
               AAA                       46.2%         49.2%
               AA                        19.6          22.2
               A                         26.0          24.6
               BBB                        8.2           4.0
                                        ------        ------
                                        100.0%        100.0%
                                        ======        ======

     Private placement investments accounted for 28.8% and 23.1% of the Company's total fixed-maturity securities available for sale as of December 31, 1996 and 1995, respectively. AFLAC Japan has made investments in the private sector to secure higher yields than those available from Japanese government bonds. At the same time, the Company has adhered to its conservative standards for credit quality.

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 1996 and 1995. Cash and short-term investments totaled $261.7 million as of December 31, 1996, or 1.3% of total invested assets, compared with $236.3 million, or 1.2% of total invested assets, at December 31, 1995. For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Policy Liabilities

     Policy liabilities increased $720.7 million, or 3.7%, during 1996. AFLAC Japan policy liabilities increased $536.0 million, or 3.0%, and AFLAC U.S. policy liabilities increased $177.0 million, or 11.6%. These increases were primarily due to the addition of new business, the aging of policies in force and the effect of the market value adjustment for securities available for sale (see Note 3 of the Notes to the Consolidated Financial Statements). The weaker yen decreased reported policy liabilities by $2.4 billion in 1996. During 1995, policy liabilities increased $3.4 billion, or 23.2%.
The weaker yen in 1995 compared with 1994 decreased reported policy liabilities by $557.0 million.

Debt

     The Company has a reducing, revolving credit agreement that currently provides for bank borrowings of up to $450 million in either U.S. dollars or equivalent Japanese yen. At December 31, 1996, borrowings of 33.0 billion yen ($284.2 million) were outstanding under this agreement. The Company has entered into interest rate swaps with notional amounts equal to the unpaid principal amount during the six-year term of the loan. These transactions effectively change the Company's interest rate exposure on this loan from variable rates to fixed interest rates. The fixed rate is 2.74% after the effect of the swaps. Interest payments are made based on variable interest

                                  EXH 13-18
rates, and the Company either pays to or receives from the counterparty an amount necessary to equal the fixed swap rate. At December 31, 1996, the floating rate, based on the three-month Tokyo Interbank Offered Rate (TIBOR) plus loan costs of 25 basis points, was .79%.

     In the second quarter of 1996, the Company converted another loan with outstanding principal of $29.3 million and a 5.965% fixed rate from dollar-denominated to yen-denominated amounts with a variable interest rate based on TIBOR plus loan costs of 25 basis points. At December 31, 1996, bank borrowings of 2.0 billion yen ($17.5 million) were outstanding under this agreement at a variable interest rate of .88%. Also at December 31, 1996, the Company had 1.1 billion yen ($9.9 million) of short-term borrowings outstanding under a line of credit at an interest rate of .76%.

     The Company has designated these yen-denominated borrowings as a hedge of its net investment in AFLAC Japan. Foreign currency translation gains/losses are included in the unrealized foreign currency translation gains component in shareholders' equity. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Interest expense is translated at average monthly exchange rates for the period the interest expense is incurred.

     The Company's ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized market gains on securities available for sale) was 16.1% and 16.5% as of December 31, 1996 and 1995, respectively. For further information concerning notes payable, see Note 7 of the Notes to the Consolidated Financial Statements.

     The following table provides information about the Company's debt obligations and related contracts that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency. The instrument's actual cash flows are denominated in both U.S. dollars and Japanese yen. The table on the following page assumes a constant foreign currency exchange rate.
















                                  EXH 13-19

                  DEBT OBLIGATIONS AND RELATED CONTRACTS

                        Total                Maturity Schedule
                          at     ------------------------------------------
                       Dec. 31,
(In thousands)           1996     1997     1998     1999     2000     2001
                       -------   ------   ------   ------   ------   ------
Debt obligations:
 Payable in U.S.
  dollars:
   Fixed interest
    rate              $ 16,467  $ 9,322  $ 7,145
     Weighted-average
      interest rate      10.16%   10.23%   10.32%
----------------------------------------------------------------------------
 Payable in
  Japanese yen:
   Variable interest
    rate              $ 27,303  $27,303
     Weighted-average
      interest rate        .83%    1.13%

   Variable interest
    rate with swap
    contracts         $284,238  $56,848  $56,848  $56,848  $56,848  $56,846
     Interest rate         .78%    1.13%    1.96%    2.62%    3.45%    3.71%
----------------------------------------------------------------------------
Weighted-average
 interest rate of
 all debt                 1.26%    1.49%    2.08%    2.62%    3.45%    3.71%
----------------------------------------------------------------------------
Interest rate swaps:
 Payable in Japanese
  yen:
   Notional amount    $284,238  $56,848  $56,848  $56,848  $56,848  $56,846
     Weighted-average
      pay fixed
      interest rate       2.74%    2.74%    2.74%    2.74%    2.74%    2.74%
     Weighted-average
      receive variable
      interest rate        .78     1.13     1.96     2.62     3.45     3.71

There are no principal payments scheduled after 2001.
============================================================================

Security Lending

     AFLAC Japan uses short-term (usually seven days) security lending arrangements to increase investment income with minimal risk. This program increased AFLAC Japan's investment income by approximately $1.1 million in 1996 and $.9 million in 1995. For further information regarding such arrangements, see Note 4 of the Notes to the Consolidated Financial Statements.





                                  EXH 13-20

Policyholder Protection Funds

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

     The Life Insurance Association of Japan, an industry organization, is currently implementing a policyholder protection fund. The purpose of the fund is to provide capital support to member companies for business assumed from insolvent life insurers. AFLAC Japan has pledged investment securities to the Life Insurance Association of Japan for this program. The Company retains ownership of the securities and receives the related investment income. The amount of securities pledged is based on premium income and policy reserves. As of December 31, 1996, $49.5 million, at fair value, of AFLAC Japan's investment securities had been pledged to this fund.

Shareholders' Equity

     Shareholders' equity decreased $8.6 million from December 31, 1995, to December 31, 1996. This was primarily due to a decrease in net unrealized gains on securities available for sale of $202.6 million, net treasury stock purchases of $175.3 million and dividends paid of $54.2 million. Offsetting these decreases were net earnings of $394.4 million and an increase in unrealized foreign exchange gains of $16.5 million.

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

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. AFLAC may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The disposition of the AFLAC Broadcast Division will increase the Company's capital resources upon closing of the transaction. Management believes outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures and business expansion.

     Parent Company capital resources are largely dependent upon the ability of the subsidiaries to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on

                                  EXH 13-21
payments of dividends, management fees, loans and advances by AFLAC to the Parent Company. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to the Parent Company. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the National Association of Insurance Commissioners
(NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     Currently, prescribed or permitted statutory accounting principles
(SAP) may vary between states and between companies. The NAIC is in the process of recodifying SAP to promote standardization throughout the industry. Completion of this project will result in changes in statutory accounting practices for the Company. The impact on the Company's statutory capital and surplus is not presently determinable.

     A risk-based capital formula that establishes capital requirements relating to insurance risk, business risk, asset risk and interest rate risk was adopted by the NAIC in 1992 for U.S. life insurance companies. These requirements are intended to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio continues to reflect a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to investments, reinsurance, limited benefit insurance policies, dividend restrictions, revisions to the risk-based capital formula and other related matters.

     In addition to restrictions by U.S. insurance regulators, the Japanese Ministry of Finance (MOF) imposes restrictions on and requires approval for the remittances of earnings from AFLAC Japan to AFLAC U.S. Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $253.6 million in 1996, $179.5 million in 1995 and $167.9 million in 1994. During the last few years, the MOF has developed solvency standards, a version of risk-based capital requirements. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the Notes to the Consolidated Financial Statements.

Other

     For information regarding pending litigation, see Note 12 of the Notes to the Consolidated Financial Statements.


                                CASH FLOW

     Operating cash flows for AFLAC Japan are translated using average monthly exchange rates for the year. The average yen/dollar exchange rate, which is used to convert revenues, expenses and cash flows, weakened 13.5% in 1996 compared with 1995, strengthened 8.7% in 1995 compared with 1994,

                                  EXH 13-22
and strengthened 8.8% in 1994 compared with 1993. The average exchange rates for 1996, 1995 and 1994 were 108.84, 94.10 and 102.26, respectively.
In years when the yen weakens, translating yen into dollars causes smaller increases or negative percentage changes for financial results in dollars. When the yen strengthens, translating yen into dollars causes larger increases for financial results in dollars.

     For additional information, reference should be made to the Consolidated Statements of Cash Flows on pages 13-30 and 13-31.

Operating Activities

     In 1996, consolidated cash flow from operations decreased 8.4% to $2.7 billion, compared with $2.9 billion in 1995 and $2.4 billion in 1994. Net cash flow from operations for AFLAC Japan decreased 10.6% to $2.5 billion in 1996, compared with $2.7 billion in 1995 and $2.1 billion in 1994. AFLAC Japan represented 91% of the consolidated net cash flow from operations in 1996, 93% in 1995 and 90% in 1994. The decrease in cash flow from operations in 1996 was due to the weaker yen. Cash flow from operations in 1995 was favorably affected by an acceleration of remittances from premium collection agencies to AFLAC Japan in the amount of $121.5 million. This cash flow change did not affect premium income.

Investing Activities

     Consolidated cash flow used by investing activities decreased 11.3% to $2.5 billion in 1996, compared with $2.9 billion in 1995 and $2.2 billion in 1994. The sale of one television station in 1996 generated $98.5 million in cash flow. AFLAC Japan accounted for 91% of the consolidated net cash used by investing activities in 1996, compared with 90% in 1995 and 89% in 1994. Included in AFLAC Japan's portion for 1994 were expenditures of $173.5 million for the final construction phase of an administrative office building in Tokyo.

     Operating cash flow is primarily used to purchase high-quality fixed-maturity securities. When market opportunities arise, the Company disposes of certain fixed-maturity securities to improve future investment yields or lengthen maturities by reinvesting in securities of similar or higher quality. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 4% and 9% of the annual average investment portfolio of fixed-maturity securities for the three years ended December 31, 1996.

Financing Activities

     In 1996, net cash used by financing activities was $157.9 million, compared with $93.4 million in 1995 and $130.4 million in 1994. Treasury stock purchases of $204.2 million in 1996 were funded by proceeds from new borrowings in the amount of $135.9 million and available cash. In 1995, treasury stock purchases of $224.2 million were funded by proceeds from new borrowings of $198.3 million and available cash. Treasury stock purchases of $131.7 million in 1994 were funded by proceeds from new borrowings in the amount of $84.0 million and available cash. The Company has sold treasury shares to the sales associate stock bonus plan and its dividend reinvestment plan. These dispositions have generated proceeds in the amounts of $34.5 million, $9.7 million and $2.8 million for the years 1996, 1995 and 1994, respectively. All cash dividends paid by the Parent Company were funded by

                                  EXH 13-23
dividends received from its subsidiaries. Cash dividends paid to shareholders amounted to $54.2 million in 1996, an increase of 10.7% over 1995. Cash dividends paid to shareholders in 1995 were $48.9 million, an increase of 8.9% over the 1994 cash dividends of $44.9 million. The 1996 cash dividend of $.387 per share increased 14.5% over 1995. The 1995 cash dividend of $.338 per share represented an increase of 13.4% over the 1994 cash dividend of $.298 per share.

                          SAFE HARBOR PROVISIONS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful, cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. The Company desires to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by officers of the Company in oral discussions with analysts and contained in documents filed with the Securities and Exchange Commission (the SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective" or similar words generally qualify as forward-looking. The Company undertakes no obligation to update such forward-looking statements.

     The Company cautions that the following factors, in addition to other factors mentioned from time to time in the Company's reports filed with the SEC, could cause the Company's actual results to differ materially: regulatory developments, competitive conditions, new products, Japanese Ministry of Finance approval of profit repatriations to the United States, general economic conditions in the United States and Japan, changes in U.S. and/or Japan tax laws, adequacy of reserves, credit and other risks associated with the Company's investment portfolio, significant changes in interest rates and fluctuations in foreign currency exchange rates.





















                                  EXH 13-24

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,

(In thousands, except for per            1996         1995         1994
  share amounts)                      ----------   ----------   ----------

Revenues:
  Premiums, principally supplemental
    health insurance                  $5,910,036   $6,070,830   $5,180,732
  Net investment income                1,021,955    1,024,960      838,825
  Realized investment gains (losses)       1,980         (270)         (58)
  Gain on sale of television station      60,264            -            -
  Other income                           105,968       95,100       91,259
                                       ---------    ---------    ---------
        Total revenues                 7,100,203    7,190,620    6,110,758
                                       ---------    ---------    ---------
Benefits and expenses:
  Benefits and claims                  4,895,522    5,034,266    4,256,541
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                  162,475      168,779      153,503
    Insurance commissions                778,082      802,176      689,096
    Insurance expenses                   437,265      424,974      361,881
    Interest expense                      16,186       15,611       13,496
    Capitalized interest on
      building construction                    -            -       (2,419)
    Other operating expenses             160,672      143,819      134,324
                                       ---------    ---------    ---------
        Total acquisition and
          operating expenses           1,554,680    1,555,359    1,349,881
                                       ---------    ---------    ---------
        Total benefits and expenses    6,450,202    6,589,625    5,606,422
                                       ---------    ---------    ---------
        Earnings before income taxes     650,001      600,995      504,336

Income taxes:
  Current                                239,682      233,662      146,472
  Deferred                                15,956       18,276       65,074
                                       ---------    ---------    ---------
        Total income taxes               255,638      251,938      211,546
                                       ---------    ---------    ---------

        Net earnings                  $  394,363   $  349,057   $  292,790
                                       =========    =========    =========

Net earnings per share                $     2.73   $     2.33   $     1.89
                                       =========    =========    =========
Common shares used in computing
  earnings per share (In thousands)      144,512      149,540      154,652
                                       =========    =========    =========

See the accompanying Notes to the Consolidated Financial Statements.



                                  EXH 13-25

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,


(In thousands)                                       1996           1995
                                                  ----------    ----------
ASSETS:
  Investments:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $17,941,200 in 1996 and
       $17,104,743 in 1995)                     $ 20,327,726   $ 19,675,006
     Equity securities (cost $86,249 in
       1996 and $80,912 in 1995)                     136,328        108,062
   Mortgage loans on real estate                      17,802         22,213
   Other long-term investments                         2,999          3,343
   Short-term investments                            261,680        232,201
                                                 -----------    -----------
               Total investments                  20,746,535     20,040,825

  Cash                                                     -          4,139
  Receivables, primarily premiums                    226,981        199,634
  Accrued investment income                          253,850        256,659
  Deferred policy acquisition costs                2,582,946      2,565,027
  Property and equipment, at cost less
    accumulated depreciation                         471,907        552,061
  Securities held as collateral for
    loaned securities                                573,911      1,378,197
  Intangible assets, at cost less
    accumulated amortization of $27,122
    in 1996 and $37,263 in 1995                       60,933        104,546
  Other                                              105,749        115,421
                                                 -----------    -----------
               Total assets                     $ 25,022,812   $ 25,216,509
                                                 ===========    ===========


(continued)



















                                  EXH 13-26

                     AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (continued)
                               December 31,


(In thousands)                                       1996          1995
                                                 -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                    $ 18,697,173  $ 18,000,296
      Unpaid policy claims                         1,039,257     1,016,295
      Unearned premiums                              288,976       301,452
      Other policyholders' funds                     208,799       195,461
                                                 -----------   -----------
           Total policy liabilities               20,234,205    19,513,504

    Notes payable                                    353,533       327,268
    Income taxes, primarily deferred               1,181,121     1,397,709
    Payables for return of collateral
      on loaned securities                           573,911     1,378,197
    Payables for security transactions                99,408        80,014
    Other                                            455,065       385,676
  Commitments and contingencies
    (Notes 11 and 12)
                                                 -----------   -----------
           Total liabilities                      22,897,243    23,082,368
                                                 -----------   -----------

  Shareholders' equity:
    Common stock of $.10 par value. Authorized
      175,000; issued 157,239 shares in 1996
      and 156,358 in 1995                             15,724        15,636
    Additional paid-in capital                       208,994       196,928
    Unrealized foreign currency translation
      gains                                          229,782       213,319
    Unrealized gains on securities available
      for sale                                       280,154       482,787
    Retained earnings                              1,917,794     1,577,605
    Treasury stock, at average cost                 (526,425)     (351,117)
    Notes receivable for stock purchases                (454)       (1,017)
                                                 -----------   -----------
           Total shareholders' equity              2,125,569     2,134,141
                                                 -----------   -----------
           Total liabilities and
             shareholders' equity               $ 25,022,812  $ 25,216,509
                                                 ===========   ===========


See the accompanying Notes to the Consolidated Financial Statements.








                                  EXH 13-27

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,

(In thousands)                            1996         1995         1994
                                      ----------   ----------   ----------
Common stock:
  Balance at beginning of year        $   15,636   $   15,600   $   15,556
  Exercise of stock options                   88           36           44
                                      ----------   ----------   ----------
  Balance at end of year                  15,724       15,636       15,600
                                      ----------   ----------   ----------
Additional paid-in capital:
  Balance at beginning of year           196,928      192,899      190,545
  Exercise of stock options                6,461        3,199        2,119
  Gain on treasury stock reissued          5,688          830          235
  Cash in lieu of fractional shares          (83)           -            -
                                      ----------   ----------   ----------
  Balance at end of year                 208,994      196,928      192,899
                                      ----------   ----------   ----------
Unrealized foreign currency
 translation gains:
  Balance at beginning of year           213,319      174,091      123,294
  Change in unrealized translation
    gains during year, net of
    income taxes                          16,463       39,228       50,797
                                      ----------   ----------   ----------
  Balance at end of year                 229,782      213,319      174,091
                                      ----------   ----------   ----------
Unrealized gains on
 securities available for sale:
  Balance at beginning of year           482,787      228,844       14,811
  Cumulative effect of accounting
    change, net of income taxes                -            -      461,478
  Change in unrealized gains (losses)
    during year, net of income taxes    (202,633)     253,943     (247,445)
                                      ----------   ----------   ----------
  Balance at end of year                 280,154      482,787      228,844
                                      ----------   ----------   ----------
Retained earnings:
  Balance at beginning of year         1,577,605    1,277,487    1,029,625
  Net earnings                           394,363      349,057      292,790
  Cash dividends ($.387 per share
    in 1996, $.338 in 1995 and
    $.298 in 1994)                       (54,174)     (48,939)     (44,928)
                                      ----------   ----------   ----------
  Balance at end of year             $ 1,917,794  $ 1,577,605  $ 1,277,487
                                      ----------   ----------   ----------

(continued)








                                  EXH 13-28

                    AFLAC INCORPORATED AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
                          Years Ended December 31,

(In thousands)                            1996         1995         1994
                                      ----------   ----------   ----------

Treasury stock:
  Balance at beginning of year       $  (351,117) $  (135,776) $    (6,568)
  Purchases of treasury stock           (204,169)    (224,204)    (131,734)
  Cost of shares issued to sales
    associates stock bonus plan
    and dividend reinvestment plan        28,861        8,863        2,526
                                      ----------   ----------   ----------
  Balance at end of year                (526,425)    (351,117)    (135,776)
                                      ----------   ----------   ----------
Notes receivable for stock purchases        (454)      (1,017)      (1,378)
                                      ----------   ----------   ----------
  Total shareholders' equity         $ 2,125,569  $ 2,134,141  $ 1,751,767
                                      ==========   ==========   ==========

See the accompanying Notes to the Consolidated Financial Statements.



































                                  EXH 13-29

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,


(In thousands)                             1996         1995         1994
                                       ----------   ----------   ----------
Cash flows from operating activities:
  Net earnings                        $   394,363  $   349,057  $   292,790
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities      2,482,615    2,539,406    2,236,198
    Deferred income taxes                  15,956       18,276       65,074
    Change in income taxes payable         14,915       79,785       (9,666)
    Increase in deferred policy
      acquisition costs                  (264,734)    (248,522)    (262,696)
    Change in receivables and
      advance premiums                    (32,083)     124,882      (44,984)
    Gain on sale of television station    (60,264)           -            -
    Other, net                            145,982       81,214       92,530
                                       ----------   ----------   ----------
      Net cash provided by
        operating activities            2,696,750    2,944,098    2,369,246
                                       ----------   ----------   ----------
Cash flows from investing activities:
  Proceeds from investments sold
   or matured:
    Fixed-maturity securities sold      1,707,537      626,938    1,125,179
    Fixed-maturity securities
     matured                              560,305      506,043      353,422
    Equity securities                      17,057       42,247       42,208
    Mortgage loans, net                     3,970        2,775       35,395
    Other long-term investments, net          344        1,695            -
    Short-term investments, net                 -      100,634            -

  Costs of investments acquired:
    Fixed-maturity securities          (4,854,398)  (4,082,021)  (3,425,922)
    Equity securities                     (23,473)     (44,459)     (40,632)
    Other long-term investments, net            -            -       (3,312)
    Short-term investments, net           (41,130)           -     (147,849)
  Additions to property and
   equipment, net                          (9,183)     (17,391)    (185,395)
  Proceeds from sale of television
   station                                 98,500            -            -
                                       ----------   ----------   ----------
      Net cash used by investing
        activities                    $(2,540,471) $(2,863,539) $(2,246,906)
                                       ----------   ----------   ----------

(continued)







                                  EXH 13-30

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,


(In thousands)                             1996         1995         1994
                                       ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from borrowings            $   135,940  $   198,291  $    84,000
  Principal payments under debt
    obligations                           (76,492)     (31,442)     (42,681)
  Dividends paid to shareholders          (54,174)     (48,939)     (44,928)
  Purchases of treasury stock            (204,169)    (224,204)    (131,734)
  Treasury stock reissued                  34,549        9,693        2,761
  Other, net                                6,466        3,235        2,163
                                       ----------   ----------   ----------
       Net cash used by
         financing activities            (157,880)     (93,366)    (130,419)
                                       ----------   ----------   ----------
Effect of exchange rate changes
  on cash                                  (2,538)        (697)       2,309
                                       ----------   ----------   ----------
       Net change in cash                  (4,139)     (13,504)      (5,770)
Cash at beginning of year                   4,139       17,643       23,413
                                       ----------   ----------   ----------
Cash at end of year                   $         -  $     4,139  $    17,643
                                       ==========   ==========   ==========


Supplemental disclosures of cash
  flow information:
   Cash payments during the year for:
     Interest on debt obligations     $    14,286  $    12,764  $    13,742
     Income taxes                         223,851      154,011      154,826


Noncash financing activities included capital lease obligations incurred for computer equipment totaling $8,524 in 1996, $2,517 in 1995 and $18,210 in 1994.

Noncash operating activities included future advertising credits received from the sale of a television station totaling $1.4 million at fair value in 1996.

See the accompanying Notes to the Consolidated Financial Statements.













                                  EXH 13-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS:   AFLAC Incorporated (the Parent Company) and
subsidiaries (the Company) operate predominantly in the insurance industry and primarily sell supplemental health insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of AFLAC's insurance policies are individually underwritten in the payroll market, with premiums paid by the employee. AFLAC Japan accounted for 82%, 85% and 84% of the Company's total revenues for 1996, 1995 and 1994, respectively, and 88% and 90% of total assets at December 31, 1996 and 1995, respectively.

     BASIS OF PRESENTATION: The accompanying consolidated financial statements of the Company are prepared in accordance with generally accepted
accounting principles.   These principles are established primarily by the
Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans for various officers and beneficiaries, and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

     TRANSLATION OF FOREIGN CURRENCIES: Financial statement accounts maintained in foreign currencies, principally Japanese yen (the functional currency of AFLAC Japan), are translated into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on securities transactions are translated at the spot rate on the trade dates of the transactions. Other revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average monthly exchange rates for the year. The resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity. Realized currency exchange gains and losses resulting from foreign currency transactions are included in earnings. Such amounts were immaterial during the three-year period 1994 through 1996.

     The Parent Company has designated its yen-denominated notes payable (Note 7) as a hedge of its net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Currency translation adjustments are accumulated and reported as a separate component of shareholders' equity. Interest expense is translated at average monthly exchange rates for the period the borrowings are outstanding.


                                  EXH 13-32

     INSURANCE REVENUE AND EXPENSE RECOGNITION: Supplemental health insurance policies issued by the Company are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, premiums for policies issued in the United States may be adjusted within prescribed guidelines and subject to approval by state insurance regulatory authorities.

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

     INVESTMENTS: The Company classifies all fixed-maturity securities and equity securities as "available for sale." Such securities are reported at fair value. If the fair value is higher than amortized cost for fixed-maturity securities or purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in a separate component of shareholders' equity. Amortized cost of fixed-maturity securities is based on the purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of fixed-maturity securities purchased at a discount will equal the face or par value at maturity. Fixed-maturity securities purchased at a premium will have an amortized cost equal to face or par value at the earlier of a call date or maturity.

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



                                  EXH 13-33

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business. Policy acquisition costs deferred were $427.2 million in 1996, $413.5 million in 1995 and $416.2 million in 1994. Of the policy acquisition costs deferred, commissions represented 67.3% in 1996, 63.8% in 1995 and 66.6% in 1994.

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

     DERIVATIVES:   Interest rate swaps are accounted for using the accrual
method. The difference between amounts paid and received under such agreements is reported in interest expense in the Consolidated Statements of Earnings. Changes in the fair value of the swap agreements are not recognized in the Consolidated Balance Sheets.

     INTANGIBLES: Television network affiliations and FCC licenses of broadcast businesses acquired are amortized using the straight-line method over 40 years. Unamortized intangibles are periodically reviewed to assess recoverability using estimates of undiscounted future cash flows from the related business.

     TREASURY SHARES: Shares purchased are recorded at cost as a reduction of shareholders' equity. The weighted-average purchase cost is used to determine the cost of treasury shares sold to the AFLAC Associate Stock Bonus Plan and the Company's dividend reinvestment plan. Any realized gains or losses on the disposition of treasury shares are recorded in additional paid-in capital.

                                  EXH 13-34

     EARNINGS PER SHARE: Earnings per share are based on the weighted-average number of common shares outstanding during the periods, including the dilutive effect of shares issuable under the stock option plans. All share and per-share amounts have been adjusted to reflect the three-for-two stock split paid March 18, 1996.

     ACCOUNTING CHANGES ADOPTED: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of must be reported at the lower of carrying amount or fair value less related selling costs. The primary assets of the Company that are subject to SFAS No. 121 are investment real estate, and property and equipment used in the Company's daily operations. There was no material effect on the financial statements from the adoption of this new accounting standard.

     SFAS No. 123, Accounting for Stock-Based Compensation, is effective for 1996. This Statement provides a choice of accounting methods for employee stock compensation plans, including stock option plans. This accounting standard had no effect on earnings as the Company has elected to use the intrinsic value method. Under this method, compensation cost is recognized only for the excess, if any, of the market price of stock over the amount an employee must pay upon exercise to acquire the stock at the grant date. For further information regarding SFAS No. 123, see Note 9.

     On January 1, 1995, the Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures. These accounting standards require impaired mortgage loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The implementation of these standards by the Company had no material effect.

     Effective January 1, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. As required, the financial information for prior years was not restated. This accounting change had no effect on earnings. For further information, see Note 3.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: The Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in June 1996. This Statement was amended by SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS No. 125 establishes criteria for determining whether transfers of financial assets are sales or secured borrowings and must be applied prospectively to all applicable transactions occurring after December 31, 1996. SFAS No. 127 amended the

                                  EXH 13-35
effective date for those transactions concerning secured obligations and collateral, which must now be applied prospectively to all applicable transactions occurring after December 31, 1997. Earlier or retroactive application is not permitted. Beginning in 1998, as required by these standards, the Company will no longer recognize securities held as collateral as an asset, nor the related liability for return of such collateral, based on the Company's current security lending agreements (see
Note 4). This change will have no affect on the Company's net earnings or shareholders' equity.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the current year presentation.














































                                  EXH 13-36

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company's only reportable industry segment is insurance. The Company's principal foreign operations are conducted in Japan. The components of operations for the years ended December 31 were as follows:

(In thousands)                          1996          1995          1994
                                     ---------     ---------     ---------
Total revenues:
  Insurance:
    Japan                           $5,848,751    $6,115,689    $5,127,418
    U.S.                             1,066,364       960,443       875,729
    Realized investment
     gains (losses)                      1,759          (270)           17
                                     ---------     ---------     ---------
      Total U.S. and
       Japan insurance               6,916,874     7,075,862     6,003,164
  Broadcast operations - U.S.           92,380        81,569        77,596
  Gain on sale of television
   station                              60,264             -             -
  Corporate and other operations        69,611        74,392        67,334
  Intercompany eliminations            (38,926)      (41,203)      (37,336)
                                     ---------     ---------     ---------
      Total                         $7,100,203    $7,190,620    $6,110,758
                                     =========     =========     =========


Earnings before income taxes:
  Insurance:
    Japan                           $  532,798    $  561,361    $  471,364
    U.S.                               128,532       104,459        90,216
    Realized investment
     gains (losses)                      1,759          (270)           17
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                663,089       665,550       561,597
  Broadcast operations - U.S.           25,591        18,953        17,164
  Gain on sale of television
   station                              60,264             -             -
  Corporate and other operations       (86,399)      (72,189)      (64,552)
  Interest expense
    (noninsurance operations)          (12,544)      (11,319)       (9,873)
                                     ---------     ---------     ---------
      Total                         $  650,001    $  600,995    $  504,336
                                     =========     =========     =========













                                  EXH 13-37

(In thousands)                          1996          1995          1994
                                     ---------     ---------     ---------
Depreciation and amortization
  expense:
 Insurance:
    Japan                            $  26,405     $  21,353     $  16,072
    U.S.                                12,780        10,656         9,403
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                 39,185        32,009        25,475
 Broadcast operations - U.S.             8,198         8,725         7,397
 Corporate and other operations          2,354         2,547         3,162
                                     ---------     ---------     ---------
      Total                          $  49,737     $  43,281     $  36,034
                                     =========     =========     =========


Advertising expense - insurance:
    Japan                           $   13,580        19,883         9,417
    U.S.                                22,038        15,044        14,058
                                     ---------     ---------     ---------
      Total                         $   35,618        34,927        23,475
                                     =========     =========     =========

Total expenditures for long-lived
 assets:
  Insurance:
    Japan                           $    2,806    $    2,009    $  175,464
    U.S.                                 9,093        12,150        11,663
                                    ----------    ----------    ----------
      Total U.S. and
        Japan insurance                 11,899        14,159       187,127
  Broadcast operations - U.S.            3,864         5,851         5,485
  Corporate and other operations         2,730         1,200         1,548
                                    ----------    ----------    ----------
      Total                         $   18,493    $   21,210    $  194,160
                                    ==========    ==========    ==========


Total assets at December 31 were as follows:

 (In thousands)                                 1996             1995
                                            ----------       ----------
Total assets:
  Insurance:
    Japan                                  $22,117,213      $22,715,138
    U.S.                                     2,673,678        2,239,324
                                            ----------       ----------
      Total U.S. and
        Japan insurance                     24,790,891       24,954,462
  Broadcast operations  - U.S.                 115,709          159,627
  Corporate and other operations             2,834,343        2,726,366
  Intercompany eliminations                 (2,718,131)      (2,623,946)
                                            ----------       ----------
      Total                                $25,022,812      $25,216,509
                                            ==========       ==========


                                  EXH 13-38

     During 1996, the Company entered into definitive agreements for the sale of the AFLAC Broadcast Division consisting of seven network-affiliated television stations. Cash sales proceeds, after applicable selling expenses, will approximate $449.2 million. Total sales proceeds also include future advertising credits over a five-year period with a fair value of $6.3 million. The Company will also receive cash for an adjustment of various current assets and liabilities. The pretax gain for the entire transaction is estimated to be $325 million. Finalization of the transaction is subject to approval by the Federal Communications Commission.

     The sale of one station (WAFB-TV in Baton Rouge, Louisiana) closed on December 31, 1996, with a pretax gain of $60.3 million and an after-tax gain of $48.2 million ($.33 per share). The operating results of WAFB-TV included in the consolidated financial statements were revenues of $18.6 million in 1996 and earnings before interest and income taxes of $7.8 million. Management expects the sale of the six remaining stations to be finalized during the first half of 1997.

     Net assets of AFLAC Japan totaled $1.7 billion at December 31, 1996, and $1.8 billion at December 31, 1995. U.S. dollar-denominated securities (including accrued investment income) are owned by AFLAC Japan. Such securities amounted to $1.4 billion and $1.3 billion at December 31, 1996, and December 31, 1995, respectively. AFLAC Japan's investments in dollar-denominated securities constitute an economic currency hedge of a portion of the Company's investment in its foreign branch. In addition, the Parent Company has designated its yen-denominated bank borrowings of $311.5 million at December 31, 1996, and $230.7 million at December 31, 1995, (Note 7) as a hedge of its net investment in AFLAC Japan. The Company's yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes were $15.9 million and $284.4 million at December 31, 1996 and 1995, respectively. Such amounts consist of AFLAC Japan's net assets, less its dollar-denominated investments and the Parent Company's yen-denominated borrowings.

     The 1996 year-end yen-to-dollar exchange rate, which was used to convert balance sheet items to U.S. dollars, weakened 11.3% compared with 1995, while the 1995 year-end exchange rate weakened 3.0% compared with 1994, based on the yen/dollar rates of 116.10, 102.95 and 99.85 at December 31, 1996, 1995 and 1994, respectively. If the exchange rates had remained unchanged from the respective prior year-end rates, the Company's total assets would have been higher by approximately $2.6 billion in 1996 and approximately $664.6 million in 1995. Total liabilities would have been higher by approximately $2.6 billion in 1996 and approximately $648.5 million in 1995.

     The average yen/dollar exchange rate, which was used to convert revenues, expenses and cash flows, weakened 13.5% in 1996 compared with 1995, strengthened 8.7% in 1995 compared with 1994, and strengthened 8.8% in 1994 compared with 1993. The average exchange rates for 1996, 1995 and 1994 were 108.84, 94.10 and 102.26, respectively. The fluctuations decreased net earnings by approximately $42.7 million in 1996 compared with 1995, and increased net earnings by approximately $23.0 million in 1995 and $19.7 million in 1994, compared with the respective prior years.

     Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $253.6 million in 1996, $179.5 million in

                                  EXH 13-39

1995 and $167.9 million in 1994. See Note 10 for information concerning restrictions on remittances from AFLAC Japan.

     The Company's receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1996, $126.3 million, or 55.7% of total receivables, were receivables for AFLAC Japan ($119.0 million at December 31, 1995).


















































                                  EXH 13-40

(3)  INVESTMENTS

     The amortized cost for fixed-maturity securities, purchase cost for equity securities and the fair values of investments in securities available for sale at December 31 were as follows:

                                           December 31, 1996
                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                     Cost       Gains      Losses      Value
                               ---------  ----------  ----------  ---------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations         $ 5,787.7   $ 1,201.6   $    1.4   $ 6,987.9
  Japan government guaranteed      310.2        40.5          -       350.7
  Japan municipalities             618.3        78.8          -       697.1
  Corporate obligations:
    Public utilities             2,501.2       366.0          -     2,867.2
    Banks and other financial
      institutions                 400.1        36.7          -       436.8
    Foreign issuers:
      Euroyen                    4,738.8       507.7        7.7     5,238.8
      Samurai                      194.3        22.4          -       216.7
    Other foreign                   43.1          .5          -        43.6
    Other corporate                353.7        64.4          -       418.1
                                --------    --------    --------   --------
  Total yen-denominated         14,947.4     2,318.6        9.1    17,256.9
                                --------    --------    --------   --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                     81.4         1.2          -        82.6
  U.S. agencies (FNMA, etc.)       291.5         7.4         .7       298.2
  U.S. mortgage-backed
    securities                     235.8         3.3        2.4       236.7
  Sovereign and Supranational      121.5         6.6          -       128.1
  Corporate obligations:
    Public utilities               157.4         2.4        3.7       156.1
    Asset-backed securities        148.8         5.2          -       154.0
    Banks and other financial
      institutions                 907.7        35.0        4.0       938.7
    Other corporate              1,031.8        33.8        7.8     1,057.8
                                --------    --------    --------   --------
  Total dollar-denominated       2,975.9        94.9       18.6     3,052.2
                                --------    --------    --------   --------
 Other foreign securities           17.9          .8           -       18.7
                                --------    --------    --------   --------
  Total fixed-maturity
    securities available
    for sale                    17,941.2     2,414.3        27.7   20,327.8
Equity securities                   86.2        52.6         2.5      136.3
                                --------    --------    --------   --------
  Total securities
   available for sale          $18,027.4   $ 2,466.9   $    30.2  $20,464.1
                                ========    ========    ========   ========


                                  EXH 13-41

                                            December 31, 1995
                                ------------------------------------------
                                 Cost or     Gross       Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost      Gains       Losses      Value
                                ---------  ----------  ----------  --------
Fixed-maturity securities:
 Yen-denominated:
  Japan national government
    direct obligations          $ 5,504.9  $ 1,239.1   $     .6   $ 6,743.4
  Japan government guaranteed       492.6       51.2         .1       543.7
  Japan municipalities              845.7       89.9         .4       935.2
  Corporate obligations:
    Public utilities              2,882.9      408.4         .1     3,291.2
    Banks and other financial
      institutions                  421.4       35.6          -       457.0
    Foreign issuers:
      Euroyen                     3,931.4      484.8       15.4     4,400.8
      Samurai                       243.5       28.7          -       272.2
    Other corporate                 242.8       62.2          -       305.0
                                 --------   --------    -------    --------
  Total yen-denominated          14,565.2    2,399.9       16.6    16,948.5
                                 --------   --------    -------    --------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                     107.6        4.1          -       111.7
  U.S. agencies (FNMA, etc.)        200.0       10.8          -       210.8
  U.S. mortgage-backed
    securities                      189.8        7.7         .3       197.2
  Sovereign and Supranational       155.4       12.9         .1       168.2
  Corporate obligations:
    Public utilities                150.1        8.3         .5       157.9
    Asset-backed securities         114.6        7.3         .7       121.2
    Banks and other financial
      institutions                  794.8       70.0         .3       864.5
    Other corporate                 809.3       67.5         .4       876.4
                                 --------   --------    -------    --------
  Total dollar-denominated        2,521.6      188.6        2.3     2,707.9
                                 --------   --------    -------    --------
 Other foreign securities            17.9         .7          -        18.6
                                 --------   --------    -------    --------
  Total fixed-maturity
    securities available
    for sale                     17,104.7    2,589.2       18.9    19,675.0
Equity securities                    80.9       29.3        2.1       108.1
                                 --------   --------    -------    --------
  Total securities available
   for sale                     $17,185.6  $ 2,618.5   $   21.0   $19,783.1
                                 ========   ========    =======    ========









                                  EXH 13-42

     The amortized cost and fair values of investments in fixed-maturity securities available for sale at December 31, 1996, by contractual maturity are shown below. This table excludes fixed-maturity securities in the amount of $18.7 million, at fair value, held by minor foreign operations.

(In millions)                      AFLAC Japan               AFLAC U.S.
                               --------------------    ---------------------
                               Amortized      Fair     Amortized     Fair
                                  Cost        Value      Cost        Value
                               ---------   ---------   ---------   ---------
Due in one year or less        $   383.4   $   396.2   $     7.5   $     7.7
Due after one year through
  five years                     2,017.7     2,242.8       249.2       265.5
Due after five years through
  10 years                       2,878.1     3,318.1       278.8       292.9
Due after 10 years              10,883.4    12,538.9       989.2     1,010.3
U.S. mortgage-backed
  securities                        95.4        97.2       140.6       139.4
                               ---------   ---------   ---------   ---------
    Total fixed-maturity
      securities available
      for sale                 $16,258.0   $18,593.2   $ 1,665.3   $ 1,715.8
                               =========   =========   =========   =========


     Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1996, the average duration of the yen-denominated policy liabilities was approximately 13 years, unchanged from 1995. The average duration of the yen-denominated invested assets was approximately nine years at both December 31, 1996 and 1995. The weighted-average period to maturity of fixed-maturity securities of AFLAC Japan at December 31, 1996, was 12.2 years, compared with 11.3 years at December 31, 1995.

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











                                  EXH 13-43

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

(In thousands)                            1996         1995         1994
                                       ----------   ----------   ----------
Realized gains (losses) on sale
 or redemption of investments:
  Fixed-maturity securities:
    Gross gains from sales            $    20,994  $     7,561  $    19,054
    Gross losses from sales               (17,508)     (16,293)     (24,761)
    Net gains from redemptions                112          924        2,416
                                       ----------   ----------   ----------
                                            3,598       (7,808)      (3,291)
  Equity securities:
    Gross gains from sales                  2,529        9,471        5,346
    Gross losses from sales                (1,339)      (1,662)      (1,587)
  Other long-term assets, net              (2,808)        (271)        (526)
                                       ----------   ----------   ----------
     Net realized gains (losses)      $     1,980  $      (270) $       (58)
                                       ==========   ==========   ==========

Changes in unrealized gains (losses):
  Fixed-maturity securities           $  (183,737) $ 1,749,389  $(1,030,290)
  Equity securities                        22,929       14,362       (1,585)
                                       ----------   ----------   ----------
     Net unrealized gains (losses)    $  (160,808) $ 1,763,751  $(1,031,875)
                                       ==========   ==========   ==========

     The Company classifies all fixed-maturity securities as available for sale. All fixed-maturity and equity securities are carried at fair value. The related unrealized gains and losses, less amounts applicable to policy liabilities and deferred income taxes, are reported in a separate component of shareholders' equity. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of the shareholders if such gains were actually realized. These amounts are necessary to cover policy reserve interest requirements based on market investment yields at these dates.

     The net effect of unrealized gains and losses from securities available for sale on shareholders' equity at December 31 was:

 (In thousands)                    1996                    1995
                               ------------            ------------
Securities available
 for sale -
 unrealized gains              $  2,436,605            $  2,597,413
Less:
  Policy liabilities              2,023,107               1,865,077
  Deferred income taxes             133,344                 249,549
                               ------------            ------------
Shareholders' equity,
  net unrealized gains
  on securities
  available for sale           $    280,154            $    482,787
                               ============            ============



                                  EXH 13-44

     The following fixed-maturity securities individually exceeded 10% of shareholders' equity at December 31:
                                       1996                    1995
                               -------------------     -------------------
                               Amortized    Fair       Amortized    Fair
(In millions)                    Cost       Value        Cost       Value
                               -------------------     -------------------
Japan National Government      $5,787.7   $6,987.9     $5,504.9   $6,743.4
Tokyo Electric Power
  Company, Ltd.                   850.3      974.1        976.8    1,111.4
Chubu Electric Power              552.8      621.9        614.1      694.0
Province De Quebec                299.5      323.3        277.7      299.4
Tohoku Electric Power             223.7      254.7        251.9      286.2
ASLK-CGER IFICO                   215.3      224.3            *          *
BIL Asia Group                    215.3      221.5            *          *
Generale Bank N.V.                215.3      219.4        242.8      239.5
Abbey National PLC                215.3      249.5            *          *
Societe Generale                  214.6      236.5            *          *
Tokyo Metropolitan
  Government                      211.5      237.5        324.9      356.2
Kyushu Electric Power
  Company, Ltd.                   211.3      245.6        250.5      289.5
Kansai Electric Power
  Company, Ltd.                       *          *        224.2      259.0
Chugoku Electric Power                *          *        211.2      238.1
Goldman Sachs Group                   *          *        208.9      241.3
Finance Corp. of Local
  Enterprise                          *          *        208.7      233.4

*Less than 10%

     The Company's investments in Japanese government bonds (at amortized cost) constituted 34.0% and 35.1% of total fixed-maturity securities available for sale at December 31, 1996 and 1995, respectively.


     The components of net investment income for the years ended December 31 were as follows:

(In thousands)                          1996          1995          1994
                                     ---------     ---------     ---------
Fixed-maturity securities           $1,026,611    $1,030,224    $  841,917
Equity securities                        1,705         1,466         1,255
Mortgage loans on real estate            1,693         1,893         3,193
Other long-term investments                 93           130           146
Short-term investments                   9,543        13,472        11,668
                                     ---------     ---------     ---------
  Gross investment income            1,039,645     1,047,185       858,179
Less investment expenses                17,690        22,225        19,354
                                     ---------     ---------     ---------
  Net investment income             $1,021,955    $1,024,960    $  838,825
                                     =========     =========     =========


     The Life Insurance Association of Japan, an industry organization, is currently implementing a policyholder protection fund. The purpose of the fund is to provide capital support to member companies for business assumed

                                  EXH 13-45
from insolvent life insurers. AFLAC Japan has pledged investment securities to the Life Insurance Association of Japan for this program. The Company retains ownership of the securities and receives the related investment income. The amount of securities pledged is based on premium income and policy reserves. As of December 31, 1996, $49.5 million, at fair value, of AFLAC Japan's investment securities had been pledged to this fund.

     At December 31, 1996, fixed-maturity securities with a market value of $4.4 million were on deposit with regulatory authorities in the United States. Also, fixed-maturity securities with a market value of $9.7 million were on deposit with the Central Bank of China, R.O.C., as required by the Ministry of Finance in Taiwan.



(4)  FINANCIAL INSTRUMENTS

     NONDERIVATIVES: The carrying amounts for cash, receivables, accrued investment income, accounts payable and payables for security transactions approximated their fair values due to the short-term maturity of these instruments. Consequently, such instruments are not included in the table presented on the following page.

     The methods of determining the fair values of the Company's fixed-maturity and equity securities are described in Note 3. The fair values for mortgage loans are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of these calculations. At December 31, 1996, 72.7% of mortgage loans were commercial and 27.3% were residential (at December 31, 1995, 74.5% and 25.5%, respectively).

     The fair values for notes payable are estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowings.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At December 31, 1996 and 1995, the Company held Japanese government bonds as collateral for loaned securities. Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans. (Beginning in 1998, such collateral assets and the related liability will no longer be included on the balance sheet under the new accounting provisions of SFAS No. 125 and SFAS No. 127. Note 1.) The Company's security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter. Bond market quotations are used to determine the fair value and carrying value of the collateral asset and related liability.

     DERIVATIVES: The Company has only limited activity with derivative financial instruments and does not use them for trading purposes nor engage in leveraged derivative transactions. In addition, the Company does not use derivatives to hedge the foreign-currency-denominated net assets of its foreign insurance operations. See Note 2 for additional information on the Company's yen-denominated net assets.

                                  EXH 13-46

     The Company has outstanding interest rate swaps on certain of its variable interest rate yen-denominated borrowings (Note 7). These swaps reduce the impact of changes in interest rates on the Company's borrowing costs and effectively change a portion of the Company's interest rate exposure from variable interest rates to fixed interest rates. The interest rate swaps have notional principal amounts that equal the unpaid principal amount during the remaining five-year term of the loan (33.0 billion yen or $284.2 million at December 31, 1996). Under these agreements, the Company makes fixed-rate payments at 2.74% and receives floating-rate payments in return (.78% at December 31, 1996, and .81% at December 31, 1995) based on the three-month Tokyo Interbank Offered Rate.

     The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date. The Company is exposed to nominal credit risk in the event of nonperformance by counterparts to these interest rate swap agreements. The counterparts are credit-worthy financial institutions.

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                   1996                        1995
                        ------------------------    -----------------------
                          Carrying       Fair         Carrying      Fair
(In thousands)             Amount        Value         Amount       Value
                        ------------------------    -----------------------
Assets:
 Fixed-maturity
   securities           $20,327,726  $20,327,726   $19,675,006  $19,675,006
 Equity securities          136,328      136,328       108,062      108,062
 Mortgage loans              17,802       21,151        22,213       26,151
 Policy loans                 1,273        1,273         1,230        1,230
 Short-term investments     261,680      261,680       232,201      232,201
 Securities held as
   collateral for
   loaned securities        573,911      573,911     1,378,197    1,378,197

Liabilities:
 Notes payable (excluding
   capitalized leases)      328,141      328,825       297,103      298,522
 Derivatives - interest
   rate swaps                     -        8,802             -        4,876
 Payables for return of
   collateral on loaned
   securities               573,911      573,911     1,378,197    1,378,197













                                  EXH 13-47

(5)  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

(In thousands)                                     1996          1995
                                                 --------      --------
Land                                             $124,264      $138,765

Buildings                                         327,757       360,949

Equipment                                         188,272       190,833
                                                  -------       -------
                                                  640,293       690,547

Less accumulated depreciation                     168,386       138,486
                                                  -------       -------
  Net property and equipment                     $471,907      $552,061
                                                  =======       =======



(6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

(In millions)              Liability Amounts           Interest Rates
                      ----------------------------   -------------------
                      Policy                           Year
                      Issue                             of       In 20
                       Year       1996      1995       Issue     Years
                      ------   --------   --------   --------  ---------
Health insurance:
  Foreign:           1995-96  $   152.5  $    17.4      4.0%      4.0%
                     1994-95    1,025.8      429.3      4.5       4.5
                     1990-95    7,457.7    7,399.9      5.5       5.5
                     1988-93    1,103.5    1,132.8      5.25      5.25
                     1987-88    1,203.9    1,269.6      5.5       5.5
                     1985-87      189.5      211.1      5.65      5.65
                     1985-86      936.5      999.5      6.75      5.5
                     1978-84    2,565.8    2,795.7      6.5       5.0
                     1974-79      597.0      603.1      7.0       5.0
                     Other         46.3       35.9

  U.S.:              1988-96      481.5      368.4      8.0       6.0
                     1986-96      440.0      390.9      6.0       6.0
                     1985-86       25.4       24.8      6.5       6.5
                     1981-86      264.4      267.0      7.0       5.5
                     Other        157.4      164.6

Life insurance       1956-96       26.9       25.2      4.0-6.75  5.5

Adjustment for
 market value of
 securities (Note 3)            2,023.1    1,865.1
                               --------   --------
                       Total  $18,697.2  $18,000.3
                               ========   ========
                                  EXH 13-48

     The weighted-average interest rates reflected in the statements of earnings for health insurance future policy benefits for Japan policies were 5.5% in 1996, 5.6% in 1995 and 5.7% in 1994, and for U.S. policies, 6.4% in
1996 and 6.3% in both 1995 and 1994.

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In thousands)                             1996         1995         1994
                                        ---------    ---------    ---------
Unpaid supplemental health claims -
  beginning of year                    $1,014,736   $  916,139   $  699,395
                                        ---------    ---------    ---------
Add claims incurred during the year
  related to:
    Current year                        2,378,211    2,411,025    1,986,125
    Prior years                          (158,418)    (130,882)     (63,552)
                                        ---------    ---------    ---------
       Total incurred                   2,219,793    2,280,143    1,922,573
                                        ---------    ---------    ---------
Less claims paid during the year:
  On claims incurred during
    current year                        1,478,673    1,503,922    1,241,882
  On claims incurred during
    prior years                           618,340      632,267      533,502
                                        ---------    ---------    ---------
       Total paid                       2,097,013    2,136,189    1,775,384
                                        ---------    ---------    ---------
Effect of foreign exchange rate
  changes on unpaid claims               (107,808)     (45,357)      69,555
                                        ---------    ---------    ---------
Unpaid supplemental health claims -
  end of year                           1,029,708    1,014,736      916,139
Unpaid claims for life and
  other business                            9,549        1,559       13,211
                                        ---------    ---------    ---------
       Total liability for
        unpaid policy claims           $1,039,257   $1,016,295   $  929,350
                                        =========    =========    =========



















                                  EXH 13-49

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In thousands)                                        1996         1995
                                                   ---------    ---------
2.74% unsecured, yen-denominated notes payable
  to banks under reducing revolving credit
  agreement, due annually through July 2001        $ 284,238    $ 230,695
Unsecured, yen-denominated notes payable
  to banks, due semiannually, through October
  1997, variable interest rate (.88% at
  December 31, 1996)                                  17,453            -
9.60% to 10.72% unsecured notes payable to
  bank, due semiannually, through 1998                15,389       23,833
Obligations under capitalized leases, due
  monthly through 2001, secured by computer
  equipment in Japan                                  25,392       30,165
5.965% unsecured notes payable to banks,
  refinanced in 1996                                       -       39,167
Short-term yen-denominated note payable to
  bank under unsecured line of credit, variable
  interest rate (.76% at December 31, 1996)            9,850            -
Other                                                  1,211        3,408
                                                    --------     --------
    Total notes payable                            $ 353,533    $ 327,268
                                                    ========     ========

     The 5.965% fixed rate notes payable that were outstanding at December 31, 1995, were converted in April 1996 from dollar-denominated to yen-denominated amounts with a variable interest rate based on the Tokyo Interbank Offered Rate plus loan costs of 25 basis points. At December 31, 1996, bank borrowings of 2.0 billion yen ($17.5 million) were outstanding under this agreement.

     Interest rate swaps related to the 2.74% (fixed rate after swaps) loan are described in Note 4.

     The aggregate maturities of notes payable during each of the five years after December 31, 1996, are: 1997, $104.5 million; 1998, $72.0 million;
1999, $60.9 million; 2000, $58.8 million; and 2001, $57.2 million.

     Certain of the Company's loan agreements contain financial covenants. The most restrictive covenant requires the Company to maintain a minimum consolidated shareholders' equity, as defined in the agreement, of $1.0 billion. The Company was in compliance with the covenants at December 31, 1996.











                                  EXH 13-50

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In thousands)                                1996              1995
                                           ----------        ----------
Deferred income tax liabilities:
  Deferred acquisition costs               $  972,678        $  982,239
  Unrealized gains on securities
    available for sale                        949,978         1,103,153
  Premiums receivable                          73,353           122,974
                                            ---------         ---------
    Total deferred income
     tax liabilities                        1,996,009         2,208,366
                                            ---------         ---------
Deferred income tax assets:
  Difference in tax basis of
    investment in Japan branch                  2,354            87,096
  Foreign tax credit carryforwards            116,607           122,203
  Policy benefit reserves                     720,755           729,638
  Unfunded retirement benefits                 63,292            53,334
  Other accrued expenses                       66,824            62,933
  Other                                       187,975            94,060
                                            ---------         ---------
    Total gross deferred tax assets         1,157,807         1,149,264
  Less valuation allowance                    162,903           151,398
                                            ---------         ---------
    Total deferred income tax assets          994,904           997,866
                                            ---------         ---------
      Deferred income tax liability         1,001,105         1,210,500
Current income tax liability                  180,016           187,209
                                            ---------         ---------
      Total income tax liability           $1,181,121        $1,397,709
                                            =========         =========

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. The Company has established valuation allowances primarily for foreign tax credit and noninsurance loss carryforwards that exceed projected future offsets. Only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 1996, the valuation allowance for deferred tax assets increased by $11.5 million ($59.8 million in 1995) due to changes in carryforwards of foreign tax credits and noninsurance losses.

     Foreign tax credit carryforwards available at December 31, 1996, expire as follows: $25.9 million in 1997, $33.6 million in 1998, $16.5 million in 1999 and $40.6 million in 2000.









                                  EXH 13-51

     The components of income tax expense applicable to pretax earnings for the years ended December 31 were as follows:

 (In thousands)                    Japan           U.S.         Total
                               -----------     ---------    -----------
Income tax expense (benefit):
  1996:
    Current                    $   206,716     $  32,966    $   239,682
    Deferred                        14,153         1,803         15,956
                                ----------      --------     ----------
      Total                    $   220,869     $  34,769    $   255,638
                                ==========      ========     ==========
  1995:
    Current                    $   213,784     $  19,878    $   233,662
    Deferred                        17,781           495         18,276
                                ----------      --------     ----------
      Total                    $   231,565     $  20,373    $   251,938
                                ==========      ========     ==========
  1994:
    Current                    $   133,885     $  12,587    $   146,472
    Deferred                        65,225          (151)        65,074
                                ----------      --------     ----------
      Total                    $   199,110     $  12,436    $   211,546
                                ==========      ========     ==========

     Income tax expense in the accompanying consolidated financial statements is greater than the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In thousands)                         1996          1995          1994
                                    ---------     ---------     ---------
Income taxes based on U.S.
  statutory rates                   $ 227,500     $ 210,348     $ 176,518
U.S. alternative minimum tax           26,333        12,558        10,712
Unrecognized foreign tax credits      (11,331)       11,992        12,473
Noninsurance losses generating
  no current tax benefit               12,344         7,010         5,561
Other, net                                792        10,030         6,282
                                     --------      --------      --------
  Income tax expense                $ 255,638     $ 251,938     $ 211,546
                                     ========      ========      ========

     Most of the Company's income tax expense represents Japanese income taxes on AFLAC Japan operating results calculated at Japan's corporate tax rate of 45.3%.











                                  EXH 13-52

     Income taxes are recorded in the statements of earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

 (In thousands)                               1996       1995       1994
                                            --------   --------   --------
Statements of earnings                      $255,638    251,938    211,546
Shareholders' equity:
  Unrealized gains and losses on
   securities available for sale            (116,205)   (39,670)   289,658
  Unrealized foreign currency
   translation gains                               -     (2,177)    (1,980)
                                             -------    -------    -------
     Total income taxes                     $139,433   $210,091   $499,224
                                             =======    =======    =======

     Realized investment losses incurred by AFLAC Japan are generally deductible for Japan income tax purposes. Accordingly, the income tax effects recognized for realized and unrealized investment gains and losses reflect such tax benefit of any losses related to AFLAC Japan operations. Also, AFLAC Japan receives certain Japanese income tax benefits from foreign exchange translation losses on its dollar-denominated investments. These tax benefits are included directly in the shareholders' equity component of unrealized foreign currency translation gains.

     Deferred income tax expense, which results from differences in the timing of reporting various income and expense items between the financial statements and the income tax returns for the years ended December 31, is summarized as follows:

 (In thousands)                          1996          1995         1994
                                      ---------     ---------    --------
Recognition of deferred policy
  acquisition costs                   $ 30,551      $ 22,753     $ 71,701
Adjustments to liability for
  future policy benefits                (8,678)       (5,605)     (11,417)
Noninsurance losses generating
  no tax benefit                         4,800         2,130        8,377
Unfunded retirement benefits            (5,003)       (3,351)      (3,627)
Other, net                              (5,714)        2,349           40
                                       -------       -------      -------
   Deferred income tax expense        $ 15,956      $ 18,276     $ 65,074
                                       =======       =======      =======

     In 1994, the Internal Revenue Service (IRS) proposed adjustments to the Company's U.S. consolidated federal income tax returns for the years 1989 through 1991. The primary proposed adjustment related to the computation of foreign-source income for purposes of utilizing foreign tax credits. These issues were settled during 1996 with no material adjustments to the income tax returns as originally filed. The IRS is currently examining the Company's U.S. consolidated income tax returns for the years 1992 through 1994.






                                  EXH 13-53

(9)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands)                          1996          1995          1994
                                      --------      --------      --------
Common stock - number of shares:
 Issued:
  Balance at beginning of year         156,358       155,999       155,565
  Exercise of stock options                881           359           434
                                      --------      --------      --------
  Balance at end of year               157,239       156,358       155,999
                                      --------      --------      --------
Treasury stock - number of shares:
  Balance at beginning of year          14,384         6,544           358
  Purchases of treasury stock            6,095         8,223         6,309

  Shares issued to sales associates
    stock bonus plan and dividend
    reinvestment plan                     (925)         (311)         (123)
  Exercise of stock options               (200)          (72)            -
                                      --------      --------      --------
  Balance at end of year                19,354        14,384         6,544
                                      --------      --------      --------
Shares outstanding at end of year      137,885       141,974       149,455
                                      ========      ========      ========

     STOCK SPLIT: The Company paid a three-for-two stock split on March 18, 1996. Share and per-share amounts have been adjusted to reflect this split.

     SHARE REPURCHASE PROGRAM: During 1996, the Company's board of directors authorized the purchase of up to an additional 7.0 million shares of the Company's common stock. In total, the board of directors has authorized the purchase of up to 28.4 million shares since the inception of the repurchase program in February 1994. The Company purchased 5.9 million shares during 1996, 8.2 million shares during 1995 and 6.3 million shares during 1994 under this share repurchase program. The differences in percentage increases in net earnings and net earnings per share primarily reflect the impact of the share repurchase program.

     STOCK OPTIONS: The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, on January 1, 1996. This statement provides a choice of accounting methods for employee stock compensation plans. A company can elect to use the new fair-value-based method of accounting for employee stock compensation plans, under which compensation cost is measured and recognized in results of operations, or continue to account for these plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25). Companies electing to remain with the method prescribed by APB No. 25 must make disclosures of what net income and earnings per share would have been if the fair-value-based method of accounting had been applied. The Company has elected to continue to account for employee stock options using the method prescribed by APB No. 25 and include the required disclosures.




                                  EXH 13-54

     The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The option period runs for 10 years unless provided for otherwise in the individual option agreement. The option price for an ISO must be equal to 100% of the fair market value at the date of grant and at least 50% of the fair market value for a NQSO. The options are exercisable immediately unless they are placed under a vesting schedule which is determined by the compensation committee. No compensation expense is recognized by the Company for ISO grants. For NQSO, the Company incurs a compensation expense for the difference between the grant price and market value at date of grant for all discounted NQSO. No discounted options were granted during the three-year period ending December 31, 1996.

     In August 1995, the board of directors made an additional 1,042,500 shares available for future grants. This represents 10% of the shares previously approved for stock options by the shareholders. The board of directors also approved 750,000 shares of non-qualified stock options to be granted to managers of AFLAC Japan. At December 31, 1996, shares available for future grants amounted to 6,045.

     The following table summarizes stock option activity:

                                           Option         Weighted-Average
                                           Shares          Exercise Price
                                          ---------       ----------------
  Outstanding at January 1, 1994          4,586,410           $ 8.04
    Granted                               4,108,523            19.01
    Expired                                    (938)               -
    Canceled                               (114,001)           18.41
    Exercised                              (431,630)            5.95
                                         ----------
  Outstanding at December 31, 1994        8,148,364            13.53
    Granted                                 549,377            28.08
    Canceled                                (25,313)           18.65
    Exercised                              (470,047)           11.32
                                          ---------
  Outstanding at December 31, 1995        8,202,381            14.62
    Granted                               1,830,085            32.79
    Canceled                                (61,976)           24.96
    Exercised                            (1,166,419)           10.56
                                          ---------
  Outstanding at December 31, 1996        8,804,071           $18.86
                                          =========


                                      1996          1995          1994
                                   ---------     ---------     ---------
Shares exercisable at
 end of year                       6,776,583     7,676,624     6,631,838
                                   =========     =========     =========

Weighted-average fair value
 per share of shares granted
 during the year                   $   32.79     $   28.08     $   19.01
                                   =========     =========     =========



                                  EXH 13-55

     The following table summarizes information about stock options outstanding at December 31, 1996:

                         Options Outstanding           Options Exercisable
                 -----------------------------------  ----------------------
                             Wgtd. Avg.
                             Remaining    Wgtd. Avg.              Wgtd. Avg.
Range of         Number      Contractual  Exercise    Number      Exercise
Exercise Prices  Outstanding Life         Price       Exercisable Price
---------------  ----------- ------------ ----------  ----------- ----------
$ 3.57 - $ 7.13     760,630       3.01    $    4.52      760,630  $    4.52
  7.33 -   8.00   1,083,804       3.17         7.93    1,083,804       7.93
  8.07 -  16.13   1,089,823       4.07        11.57    1,089,823      11.57
 18.83            3,182,380       6.49        18.83    3,182,380      18.83
 19.20 -  28.21     886,074       7.94        25.24      659,946      24.72
 31.67            1,371,610       9.12        31.67            -          -
 33.94 -  42.94     429,750       9.69        36.47            -          -
                  ---------                            ---------
$ 3.57 - $42.94   8,804,071       6.19    $   18.86    6,776,583  $   14.89
                  =========                            =========

     Had compensation cost for the Company's stock options granted in 1996 and 1995 been determined using the fair-value-based method as described in SFAS No. 123, the Company's net earnings and earnings per share would approximate the pro forma amounts indicated below:

(In thousands, except for                   1996              1995
  per-share amounts)                     ---------         ---------
Net earnings:
  As reported                            $ 394,363         $ 349,057
  Effect of stock options                   (8,479)           (1,786)
                                         ---------         ---------
  Pro forma net earnings                 $ 385,884         $ 347,271
                                         =========         =========

Earnings per share:
  As reported                            $    2.73         $    2.33
  Effect of stock options                     (.06)             (.01)
                                         ---------         ---------
  Pro forma net earnings per share       $    2.67         $    2.32
                                         =========         =========


     The fair value of each option granted during 1996 and 1995 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions: dividend yield of 1.0% for both 1996 and 1995, expected volatility of 19% for 1996 and 21% for 1995, risk-free interest rate of 7.0% for 1996 and 6.5% for 1995, and expected life from the vesting dates ranging from 3.65 years to 6.10 years for 1996 and
2.52 years to 7.10 years for 1995.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The provisions of SFAS No. 123 are applicable prospectively and the above pro forma disclosures therefore do not include amortization of the fair value of awards prior to 1995. Also, the Company expects to grant additional awards in future years.


                                  EXH 13-56

     OTHER:  In accordance with the Parent Company's Articles of
Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.



(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $2.6 billion at December 31, 1996, on a generally accepted accounting principles basis. AFLAC Japan accounted for $1.7 billion of these net assets.

     The Company's insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Ministry of Finance, on the basis of statutory accounting practices prescribed or permitted by such authorities. As determined on a U.S. statutory accounting basis, net income of AFLAC was $256.6 million in 1996, $194.3 million in 1995 and $252.5 million in 1994, and capital and surplus was $1.4 billion and $1.2 billion at December 31, 1996 and 1995, respectively.

     Reconciliations of AFLAC's net assets on a generally accepted accounting principles basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

     (In thousands)                               1996            1995
                                              -----------     -----------
Net assets on generally accepted
  accounting principles basis                 $ 2,644,408     $ 2,536,112
Adjustment of fixed-maturity securities
  from fair value to amortized cost            (2,385,328)     (2,568,498)
Elimination of deferred policy
  acquisition costs                            (2,580,682)     (2,563,759)
Adjustment to liability for future
  policy benefits                               3,006,909       2,892,499
Adjustment to income tax liability              1,030,111       1,236,452
Reduction in premiums receivable                  (83,946)        (65,107)
Establishment of asset valuation reserve         (188,131)       (185,180)
Elimination of statutory non-admitted assets      (73,321)        (63,098)
Difference in foreign currency translation           (477)        (51,423)
Other, net                                         35,977          78,398
                                              -----------     -----------
  Net assets on U.S. statutory
    accounting basis                          $ 1,405,520     $ 1,246,396
                                              ===========     ===========

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management fees (see Note 2) and other payments to the Parent Company by its insurance subsidiaries are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. The maximum amount of dividends that can be paid by insurance companies domiciled in the State of Georgia to shareholders without prior approval of

                                  EXH 13-57
the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory surplus as of the previous year-end. Dividend payments by AFLAC during 1997 in excess of $259.6 million would require such approval.

     A portion of AFLAC Japan annual earnings, as determined on a Japan statutory accounting basis, can be remitted each year to AFLAC U.S. after satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders and obtaining remittance approvals from such authorities. These conditions include compliance with risk-based capital guidelines for Japanese insurers. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $217.3 million in 1996, $140.5 million in 1995 and $132.9 million in 1994. Management expects to continue to obtain approvals from Japanese regulatory authorities for annual profit transfers.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $466.9 million and $412.8 million at December 31, 1996 and 1995, respectively. Japanese statutory accounting practices differ in many respects from U.S. generally accepted accounting principles. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, deferred income tax liabilities are not recognized, and investment securities are carried at cost less certain market value adjustments.



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









                                  EXH 13-58

     The components of retirement expense and significant actuarial assumptions for the years ended December 31 are shown below.

                                1996             1995             1994
                           --------------   --------------   --------------
(In thousands)              Japan   U.S.     Japan   U.S.     Japan   U.S.
                           ------  ------   ------  ------   ------  ------
Basic employee plans:
  Service cost for
    benefits earned
    during the year        $2,169 $ 2,591   $2,610 $ 1,880   $2,269 $ 2,166
  Interest cost on
    projected benefit
    obligations             1,031   3,142    1,148   2,686      999   2,569
  Less actual investment
    return on plan assets  (1,117) (4,429)    (518) (6,344)  (1,135)     28
  Net amortization
    and deferral              702   1,861      696   4,370      278  (1,530)
                            -----   -----    -----   -----    -----   -----
     Total retirement
       expense for basic
       employee plans       2,785   3,165    3,936   2,592    2,411   3,233
Officers, retirees and
  beneficiaries unfunded
  supplemental plans        1,369  35,806    1,395  35,634    1,203  33,468
                            -----  ------    -----  ------    -----  ------
     Total retirement
       expense             $4,154 $38,971   $5,331 $38,226   $3,614 $36,701
                            =====  ======    =====  ======    =====  ======
Significant actuarial
  assumptions:
  Discount rate for:
    Net periodic pension
      costs                   4.0%    7.0%    4.0%    8.0%     4.4%    7.0%
    Benefit obligations   4.0-5.5     7.0     4.0     7.0      4.0     8.0
  Projected increase in
    salary levels             3.5     5.0     3.5     5.0      4.5     5.0
  Expected long-term
    return on plan assets     2.5     9.0     4.5     9.0      5.5     9.0



















                                  EXH 13-59

     Reconciliations of the funded status of the basic employee plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:
                                           1996                  1995
                                     ----------------     ----------------
(In thousands)                        Japan     U.S.       Japan     U.S.
                                     -------  -------     -------  -------
Plan assets, at fair value
  (primarily bonds, stocks
  and insurance contracts)           $18,445  $37,574     $18,769  $31,557
                                      ------   ------      ------   ------
Actuarial present value of
  benefit obligations:
   Accumulated benefit obligations,
     based on employee service to
     date and present salary levels:
      Vested benefits                 15,768   32,557      16,677   28,373
      Non-vested benefits                 94    1,167         128    1,455
   Effect of assumed future
     salary increases                  8,789   13,945      10,187   12,696
                                      ------   ------      ------   ------
   Projected benefit obligations      24,651   47,669      26,992   42,524
                                      ------   ------      ------   ------
Projected benefit obligations
  in excess of plan assets            (6,206) (10,095)     (8,223) (10,967)
Unamortized net losses (gains) from
  plan experience variations and
  changes in actuarial assumptions      (170)   9,731       1,029   11,486
Unrecognized prior service
  cost (credit)                        1,119     (222)      1,347     (249)
Unamortized net transition
  (gain) loss                            673   (1,083)        857   (1,205)
                                      ------   ------      ------   ------
   Prepaid retirement cost
     (liability) recognized in
     consolidated balance sheets     $(4,584) $(1,669)    $(4,990) $  (935)
                                      ======   ======      ======   ======

     In addition to the funded benefit obligations for basic employee plans, the accrued retirement liability for unfunded supplemental retirement plans for various officers and beneficiaries at December 31, 1996 and 1995, was $165.7 million and $134.6 million, respectively. The actuarial present value of projected benefit obligations for these plans was $170.2 million and $161.2 million at December 31, 1996 and 1995, respectively. The discount rates used were 4.0% in both 1996 and 1995 for AFLAC Japan, and 7.0% for AFLAC U.S. for both 1996 and 1995. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Benefits are payable at .5% of the Company's "net earnings" for the previous year as defined in the agreement.

     POSTRETIREMENT BENEFITS: In addition to pension benefits, substantially all U.S. employees of the Company participate in health care benefit plans. Employees become eligible for these benefits, up to age 65, if they terminate employment after age 55 with 15 years of service. Certain employees are eligible for nonmedical benefits. The accumulated benefit obligation as of December 31, 1996 and 1995, was $9.4 million and $8.9 million, respectively, based on an assumed discount rate of 7.0% for both years.
                                  EXH 13-60

     Net postretirement benefit cost for the years ended December 31 included the following components:

(In thousands)                              1996         1995         1994
                                           ------       ------       ------
Service cost                              $  296       $  229       $  251
Interest cost                                630          536          743
Amortization of unrecognized gains           (41)        (207)           -
                                           -----        -----        -----
   Postretirement benefit cost            $  885       $  558       $  994
                                           =====        =====        =====

Actuarial assumptions used were:
  Discount rate - periodic cost                7%           8%           7%
  Projected health care cost
    trend rate                                12%          13%          14%
  Ultimate trend rate                          7%           7%           7%
  Effect of a 1% point increase in the
    health care cost trend rate on the:
    Postretirement benefit obligation     $  466       $  675       $  487
    Aggregate of service and
      interest cost                       $   86       $   89       $   94


     STOCK BONUS PLAN: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The participants are subject to vesting requirements based on years of service. Any shares forfeited reduce future contributions of AFLAC U.S. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $8.9 million in 1996, $8.0 million in 1995 and $6.9 million in 1994.



(12)  COMMITMENTS AND CONTINGENCIES

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

     LAND PURCHASE COMMITMENT: AFLAC Japan's administrative office building is located on partially leased land. Under the terms of an agreement entered into in 1991, the Company is committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 1996, the fair value of the leased land was estimated to be 2.1 billion yen ($18.4 million).


                                  EXH 13-61

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

     The Audit Committee of the board of directors, which is composed of outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The committee meets periodically with representatives of management, as well as the independent and internal auditors, to review matters of a material nature related to financial reporting and the planning, results and recommendations of audits. The independent and internal auditors have free access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the committee. The committee is also responsible for making recommendations to the board of directors concerning the selection of the independent auditors.


 /s/ Daniel P. Amos
---------------------------------
Daniel P. Amos
President and Chief Executive Officer


 /s/ Kriss Cloninger III
---------------------------------
Kriss Cloninger III
Executive Vice President and Chief Financial Officer







                                  EXH 13-62

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       KPMG PEAT MARWICK LLP


Atlanta, Georgia
January 29, 1997




















                                  EXH 13-63

                                           Unaudited Consolidated Quarterly Financial Data
                                               (In thousands, except per-share amounts)
-----------------------------------------------------------------------------------------------------------------------------
Three Months ended,                 March 31                 June 30               September 30              December 31
-----------------------------------------------------------------------------------------------------------------------------
1996                           Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
-----------------------------------------------------------------------------------------------------------------------------
Total revenues              $ 1,729,920       .9%    $ 1,741,657     (9.9)%   $ 1,775,579     (2.0)%   $ 1,853,047      7.0%
Net earnings                     86,523      1.9          85,747     (7.7)         88,345       .4         133,748     60.5
------------------------------------------------------------------------------------------------------------------------------

Per common share:
   Net earnings             $       .59      5.4     $       .59     (3.3)    $       .62      3.3     $       .93     63.2
   Cash dividends           $       .087             $       .10              $       .10              $       .10
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










                                                           EXH 13-64