Form 10-K, Exhibit 13
period 1997-12-31
AFLAC INC
filed 1998-03-26
CIK 4977

                                EXHIBIT 13


































                                   EXH 13

                                 EXHIBIT 13

     The following information is contained in the 1997 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1997 Form 10-K have been reproduced herein as
Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                 PART II

ITEM 5.  (a) Market Information:

     The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1997, are as follows:

                      Quarterly Common Stock Prices


        1997                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  56.31          $  44.25         $  51.13
     3rd Quarter             57.88             48.50            54.25
     2nd Quarter             51.38             38.38            47.25
     1st Quarter             43.50             37.50            37.50



        1996
   ---------------------------------------------------------------------
     4th Quarter          $  44.00          $  35.75         $  42.75
     3rd Quarter             37.38             28.25            35.50
     2nd Quarter             32.88             29.00            29.88
     1st Quarter             33.00             28.83            31.25



        1995
   --------------------------------------------------------------------
     4th Quarter          $  29.42          $  26.33         $  29.00
     3rd Quarter             29.25             24.33            27.67
     2nd Quarter             29.83             26.00            29.17
     1st Quarter             28.50             21.25            27.33









                                  EXH 13-1

ITEM 5.  (b)  Holders:

                              1997              1996             1995
---------------------------------------------------------------------------
Number of common
 shares outstanding       133,218,010       137,884,887       141,974,309
Number of registered
 common shareholders           57,788            49,474            39,317
Approximate number of
 common shareholders          128,900           113,300            88,700



ITEM 5.  (c)  Quarterly cash dividends:

                                          1997             1996
                                         ------           ------
             4th Quarter                 $.115            $.10
             3rd Quarter                  .115             .10
             2nd Quarter                  .115             .10
             1st Quarter                  .10              .087


     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning shareholders' equity, presented in this Exhibit 13 on page 13-24, and Note 10, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-64.




























                                  EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In thousands, except for per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
For the Year                                         1997           1996           1995           1994           1993
                                                  ----------     ----------     ----------     ----------     ----------
Revenues:
    Premiums, principally supplemental
      health insurance                           $ 5,873,661    $ 5,910,036    $ 6,070,830    $ 5,180,732    $ 4,225,390
    Net investment income                          1,077,715      1,021,955      1,024,960        838,825        689,272
    Realized investment gains (losses)                (5,440)         1,980           (270)           (58)         2,937
    Gain on sale of television business              267,223         60,264              -              -              -
    Other income                                      37,543        105,968         95,100         91,259         83,019
                                                  ----------     ----------     ----------     ----------     ----------
            Total revenues                         7,250,702      7,100,203      7,190,620      6,110,758      5,000,618
                                                  ----------     ----------     ----------     ----------     ----------
Benefits and expenses:
    Benefits and claims                            4,833,077      4,895,522      5,034,266      4,256,541      3,423,297
    Expenses                                       1,552,805      1,554,680      1,555,359      1,349,881      1,148,937
                                                  ----------     ----------     ----------     ----------     ----------
            Total benefits and expenses            6,385,882      6,450,202      6,589,625      5,606,422      4,572,234
                                                  ----------     ----------     ----------     ----------     ----------
            Pretax earnings                          864,820        650,001        600,995        504,336        428,384
Income taxes                                         279,797        255,638        251,938        211,546        184,495
                                                  ----------     ----------     ----------     ----------     ----------
            Net earnings                         $   585,023(1) $   394,363(2) $   349,057    $   292,790    $   243,889(3)
                                                  ==========     ==========     ==========     ==========     ==========

---------------------------------------------------------------------------------------------------------------------------
Per Common Share
---------------------------------------------------------------------------------------------------------------------------
Net earnings (basic)                             $      4.30(1) $      2.81(2) $      2.40    $      1.93    $      1.57(3)
Net earnings (diluted)                                  4.16(1)        2.73(2)        2.33           1.89           1.55(3)
Cash dividends                                           .445           .387           .338           .298           .26
Shareholders' equity                                   25.75          15.42          15.03          11.72           8.80
Price range:                  High               $     57.88    $     44.00    $     29.83    $     24.08    $     22.67
                              Low                      37.50          28.25          21.25          16.83          16.50
                              Close                    51.13          42.75          29.00          21.33          19.00
Price/earnings ratio:*        High                     21.8x          18.3x          12.8x          12.7x          14.8x
                              Low                      14.1           11.8            9.1            8.9           10.8
Common shares used for EPS (basic)                   136,055        140,176        145,677        151,446        154,875
Common shares used for EPS (diluted)                 140,798        144,461        149,492        154,648        157,857
---------------------------------------------------------------------------------------------------------------------------
                                                              EXH 13-3

(In thousands, except for per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
At Year-End                                          1997           1996           1995           1994           1993
                                                  ----------     ----------     ----------     ----------     ----------
Assets:
    Investments and cash                         $22,879,910    $20,744,107    $20,044,964    $15,993,768    $12,469,140
    Other                                          6,574,095      4,276,277      5,171,545      4,293,311      2,973,546
                                                  ----------     ----------     ----------     ----------     ----------
            Total assets                         $29,454,005    $25,020,384    $25,216,509    $20,287,079    $15,442,686
                                                  ==========     ==========     ==========     ==========     ==========
Liabilities and shareholders' equity:
    Policy liabilities                           $19,885,068    $20,234,205    $19,513,504    $16,006,607    $12,065,471
    Notes payable                                    523,209        353,533        327,268        184,901        122,062
    Income taxes                                   1,827,337      1,181,121      1,397,709      1,392,441        950,278
    Other liabilities                              3,787,919      1,125,956      1,843,887        951,363        939,251
    Shareholders' equity                           3,430,472      2,125,569      2,134,141      1,751,767      1,365,624
                                                  ----------     ----------     ----------     ----------     ----------
            Total liabilities and
               shareholders' equity              $29,454,005    $25,020,384    $25,216,509    $20,287,079    $15,442,686
                                                  ==========     ==========     ==========     ==========     ==========

--------------------------------------------------------------------------------------------------------------------------
Supplemental Data
--------------------------------------------------------------------------------------------------------------------------
Operating earnings**                             $   374,486    $   347,425    $   348,734    $ 293,053      $   241,654(3)
Operating earnings per share (basic)**           $      2.75    $      2.48    $      2.39    $    1.94      $      1.56(3)
Operating earnings per share (diluted)**                2.66           2.40           2.33         1.89             1.53(3)
Pretax profit margin**                                  8.6%           8.4%           8.4%         8.3%             8.5%
After-tax profit margin**                               5.4%           4.9%           4.8%         4.8%             4.8%(3)
Operating return on equity***                          18.8%          19.9%          22.0%        20.4%            19.9%(3)
Yen/dollar exchange rate at year-end                  130.10         116.10         102.95        99.85           112.00
Average yen/dollar exchange rate                      121.07         108.84          94.10       102.26           111.21

Notes:  (1)  Includes gain of $211,190 ($1.55 per basic share, $1.50 per diluted share) from the sale of the broadcast business in 1997.
        (2)  Includes gain of $48,211 ($.34 per basic share, $.33 per diluted share) from the sale of the broadcast business in 1996.
        (3)  Excludes gain of $11,438 ($.07 per share) from cumulative effect of accounting changes in 1993.
        (*)  Based on diluted operating earnings per share.
        (**) Excludes realized investment gains/losses and in 1996 and 1997, the gains from the sale of the television business.
        (***)Based on operating earnings and excluding unrealized gains on securities available for sale, net.
                                                             EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The primary business of AFLAC Incorporated (the Parent Company) and subsidiaries (the Company) is supplemental health insurance, which is marketed and administered primarily through American Family Life Assurance Company of Columbus (AFLAC). Most of AFLAC's policies are individually underwritten and marketed at the work site, with premiums paid by the employee. The Company's operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for the Company's insurance operations.

                            RESULTS OF OPERATIONS

     In 1997, the Company completed the sale of its broadcast business, which consisted of seven network-affiliated television stations. The total pretax gain from the sale was $327.5 million. The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized in 1996 on this sale were $60.3 million and $48.2 million, respectively. The effect of the after-tax gain on 1996 basic and diluted net earnings per share was $.34 and $.33, respectively. The pretax and after-tax gains recognized during the second quarter of 1997 on the closing of the six remaining stations were $267.2 million and $211.2 million, respectively. The effect of the after-tax gain on 1997 basic and diluted net earnings per share was $1.55 and $1.50, respectively. For further information, see Note 2 of the Notes to the Consolidated Financial Statements.
































                                  EXH 13-5

     The table below sets forth the results of operations by business segment for the years shown and the percentage changes from the previous year.

                SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT
                   (In millions, except for per-share amounts)

                                Percentage change        Years ended
                                over previous year       December 31,
                                ------------------  ------------------------
                                   1997     1996     1997     1996     1995
                                ------------------  ------------------------
Insurance operations (excluding
  realized investment gains and
  losses):
   AFLAC Japan.................   (5.4)%   (5.1)%  $504.1   $532.8   $561.4
   AFLAC U.S...................   43.4     23.0     184.3    128.5    104.5
                                                    -----    -----    -----
    Total                          4.1      (.7)    688.4    661.3    665.9
Broadcast division operations..            35.0       3.5     25.6     19.0
Interest expense, noninsurance
  operations...................   16.7    (10.8)    (10.5)   (12.5)   (11.3)
Corporate expenses, other
  operations and eliminations..    9.3    (20.0)    (78.4)   (86.6)   (72.3)
                                                    -----    -----    -----
    Pretax operating earnings..    2.6     (2.2)    603.0    587.8    601.3
Realized investment
  gains (losses)...............                      (5.4)     1.9      (.3)
Gain on sale of television
  business.....................                     267.2     60.3        -
                                                    -----    -----    -----
    Earnings before income
      taxes....................   33.0      8.2     864.8    650.0    601.0

Income taxes...................    9.5      1.5     279.8    255.6    251.9
                                                    -----    -----    -----
    Net earnings...............   48.3%    13.0%   $585.0   $394.4   $349.1
                                  ====     ====     =====    =====    =====
Net earnings per share:
  Basic........................   53.0%    17.1%   $ 4.30   $ 2.81   $ 2.40
  Diluted......................   52.4     17.2      4.16     2.73     2.33
                                  ====     ====     =====    =====    =====
============================================================================

     The following discussion of earnings comparisons focuses on pretax operating earnings and excludes realized investment gains/losses and the gains from the sale of the television business in 1996 and 1997. Operating earnings per share referred to in the following discussion are based on the diluted number of average outstanding shares.

Foreign Currency Translation

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on the Company's reported results.



                                  EXH 13-6

     The following table illustrates the effect of foreign currency translation on the Company's reported results by comparing those results as if foreign currency exchange rates had remained unchanged from the previous year. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

       Selected Percentage Changes for Supplemental Consolidated Data
                         (Years Ended December 31)

                                                          Adjusted to
                                    As                  Exclude Foreign
                                 Reported              Currency Changes*
                         ------------------------   ------------------------
                           1997    1996    1995      1997     1996     1995
                         ------   ------   ------   ------   ------   ------
Premium income             (.6)%  (2.6)%    17.2%     8.5%    10.1%     9.2%
Net investment income      5.5     (.3)     22.2     14.0     11.9     14.2
Total revenues**           2.1    (1.3)     17.7     10.9     11.3      9.8
Total benefits and
  expenses                (1.0)   (2.1)     17.5      8.0     10.5      9.7
Operating earnings***      7.8     (.4)     19.0     15.2     11.5     11.3

Operating earnings
  per diluted share***    10.8     3.0      23.3     18.3     15.5     15.3
----------------------------------------------------------------------------
*   Amounts excluding foreign currency changes for each year were determined using the average yen/dollar exchange rate for each respective prior year.
** Includes realized investment gains and losses, and the gains from the sale of the television business in 1996 and 1997.
*** Excludes realized investment gains and losses, and the gains from the sale of the television business in 1996 and 1997.
============================================================================

     In the third quarter of 1995, the yen began to weaken in relation to the dollar and continued to weaken throughout 1996 and 1997. The average yen-to-dollar exchange rates were 121.07 in 1997, 108.84 in 1996 and 94.10 in 1995. Operating earnings per share, which were affected by these currency fluctuations, increased 10.8% to $2.66 in 1997, 3.0% to $2.40 in 1996 and 23.3% to $2.33 in 1995. The weakening of the yen in 1997 and 1996 lowered operating earnings by $.18 per share in 1997 compared with 1996 and $.29 per share in 1996 compared with 1995. The strengthening of the yen in 1995 benefited operating earnings by $.15 per share in 1995 compared with 1994. These per-share amounts were solely attributable to the translation effect of the fluctuations in the yen and not to any fundamental change in business operations.

     Despite the weakening of the yen during 1996 and 1997, operating earnings per share increased in each year of the three-year period ended December 31, 1997. The increases reflected strong earnings in the functional currencies of AFLAC's core insurance operations in Japan and the United States, a consolidated benefit from additional investment income associated with profit repatriations from AFLAC Japan to AFLAC U.S., and in 1997, additional investment income earned on the proceeds from the sale of the television business. The Company's share repurchase program also increased operating earnings per share.

                                  EXH 13-7

     The Company's primary financial objective is the growth of operating earnings per share before the effect of foreign currency fluctuations. In 1996, the Company set this objective at an annual growth rate of 15% to 17% through the year 2000. The goal for 1997 was 17% growth, which the Company exceeded. Excluding the effect of currency fluctuations, operating earnings per share increased 18.3% in 1997, 15.5% in 1996 and 15.3% in 1995.

     In early 1998, the Company raised its 1998 objective for growth in operating earnings per share from a 17% increase to 20% before the effect of currency translation. If that objective is achieved, the following table shows various results for operating earnings per share in 1998 when the estimated impact from foreign currency translation is included.

Annual Yen Average    Annual Operating       % Growth           Yen Impact
  Exchange Rate         Diluted EPS         Over 1997            on EPS
------------------    ----------------       ---------          ----------
  1998 @ 110.00          $  3.35                25.9%            $   .16
  1998 @ 115.00             3.27                22.9                 .08
  1998 @ 120.00             3.20                20.3                 .01
  1998 @ 121.07*            3.19                19.9                   -
  1998 @ 125.00             3.14                18.0                (.05)
  1998 @ 130.00             3.09                16.2                (.10)
  1998 @ 135.00             3.04                14.3                (.15)

   *Actual 1997 average exchange rate


Profit Repatriation

     AFLAC Japan repatriated profits to AFLAC U.S. of $347.0 million in 1997, $217.3 million in 1996 and $140.5 million in 1995. The profit transfer in 1997 included $124.8 million of a non-recurring nature related to gains realized from the valuation of investments as determined on a Japanese regulatory accounting basis. Since the first repatriation in 1989, AFLAC Japan has repatriated $1.0 billion, which has enhanced the Company's flexibility and profitability. The profit transfers to AFLAC U.S. adversely impact AFLAC Japan's investment income. However, profit repatriations benefit AFLAC U.S. investment income and consolidated operations because higher investment yields can be obtained on funds invested in the United States. Also, income tax expense is lower on investment income earned in the United States. Management estimates that cumulative profit transfers from 1992 through 1997 have benefited consolidated net earnings by $41.3 million in 1997, $25.7 million in 1996 and $13.9 million in 1995.

     Repatriated profits represent a portion of the after-tax earnings reported to the Japanese Ministry of Finance as of March 31 each year. Such regulatory basis earnings are determined using accounting principles that differ materially from U.S. generally accepted accounting principles. Such differences relate primarily to the valuation of investments, policy benefit and claim reserves, acquisition costs and deferred income taxes. Japanese regulatory earnings and related profit repatriations may therefore vary materially from year to year because of these differences. Management currently expects that 1998 profit repatriation will approximate 20 billion yen ($155 million using the December 31, 1997, exchange rate).




                                  EXH 13-8

Share Repurchase Program

     During 1997, the board of directors authorized the purchase of up to an additional 4.0 million shares of AFLAC Incorporated common stock. Including shares remaining under a previous authorization, the Company had approval to purchase up to 5.6 million shares as of December 31, 1997. The Company had purchased 26.8 million shares from the inception of the share repurchase program in February 1994 through December 31, 1997.

     The shares purchased were financed with bank borrowings and available cash. Interest expense related to the share repurchase program was $9.0 million in 1997, $9.4 million in 1996 and $5.3 million in 1995. Consolidated interest expense, including interest expense from insurance operations, was $13.7 million in 1997, $16.2 million in 1996 and $15.6 million in 1995.

     The difference between the percentage increases in net earnings and net earnings per share primarily reflects the impact of the share repurchase program.

Income Taxes

     The Company's effective income tax rates were 32.4% in 1997, 39.3% in 1996 and 41.9% in 1995. Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3%, accounted for most of the Company's income tax expense. The decline in the effective tax rates in 1997 and 1996 resulted primarily from increased earnings from the Company's U.S. business segment, which included the gains from the sale of the television business in 1996 and 1997.


                    INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan, a branch of AFLAC and the principal contributor to the Company's earnings, ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. AFLAC was ranked number one in financial strength among Japan's major life insurers in Nikkei Business Magazine. Among all life insurance companies operating in Japan, AFLAC Japan ranks fourth in terms of individual policies in force and 17th in terms of assets.

     The transfer of profits from AFLAC Japan to AFLAC U.S. distorts comparisons of operating results between years. Therefore, the AFLAC Japan summary of operations table on the following page presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds repatriated to AFLAC U.S. during 1992 through 1997.











                                  EXH 13-9

                                AFLAC JAPAN
                        SUMMARY OF OPERATING RESULTS

                                                    In Dollars
(In millions)                              1997         1996         1995
                                       ----------------------------------
Premium income....................     $4,802.7     $4,951.6     $5,195.4
Investment income, as adjusted*...        928.6        920.5        941.3
Other income                                1.9          1.6          (.5)
                                        -------      -------      -------
  Total revenues, as adjusted*....      5,733.2      5,873.7      6,136.2
                                        -------      -------      -------
Benefits and claims...............      4,156.3      4,293.7      4,486.3
Operating expenses................      1,036.9      1,022.3      1,068.0
                                        -------      -------      -------
  Total benefits and expenses           5,193.2      5,316.0      5,554.3
                                        -------      -------      -------
  Pretax operating earnings, as
    adjusted*.....................        540.0        557.7        581.9

Investment income applicable to
  profit repatriations............        (35.9)       (24.9)       (20.5)
                                        -------      -------      -------
  Pretax operating earnings.......     $  504.1     $  532.8     $  561.4
                                        =======      =======      =======
---------------------------------------------------------------------------
Percentage changes in dollars
 over previous year:
  Premium income..................         (3.0)%       (4.7)%       18.9%
  Investment income*..............           .9         (2.2)        22.9
  Total revenues*.................         (2.4)        (4.3)        19.4
  Pretax operating earnings*......         (3.2)        (4.2)        20.3

  Pretax operating earnings.......         (5.4)        (5.1)        19.1
---------------------------------------------------------------------------
Percentage changes in yen
 over previous year:
  Premium income..................          7.9%        10.2%         9.4%
  Investment income*..............         12.3         13.1         13.1
  Total revenues*.................          8.6         10.7          9.9
  Pretax operating earnings*......          7.8         10.9         10.7

  Pretax operating earnings.......          5.4          9.8          9.7
---------------------------------------------------------------------------
Ratios to total revenues, as adjusted:*
  Benefits and claims.............         72.5%        73.1%        73.1%
  Operating expenses..............         18.1         17.4         17.4
  Pretax operating earnings.......          9.4          9.5          9.5

Ratio of pretax operating earnings
  to total reported revenues......          8.9%         9.1%         9.2%

============================================================================
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $35.9 million in 1997, $24.9 million in 1996 and $20.5 million in 1995, foregone due to profit repatriations.
============================================================================
                                  EXH 13-10

Japanese Economy

     Since the last half of 1997, there has been widespread concern regarding the economic outlook of many Asian countries, including Japan. The financial strength of some Japanese financial institutions has deteriorated, and others have experienced bankruptcy. Some experts believe Japan's economy could weaken further. As management has indicated in the past, the weak economy in Japan has resulted in a difficult marketing environment for AFLAC Japan, declining interest rates for new money investments and decreased consumer confidence. The time required for the Japanese economy to recover remains uncertain.

AFLAC Japan Sales

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 5.2% in 1997, 12.2% in 1996 and 7.5% in 1995 reflect the high persistency of AFLAC Japan's business and sales of new policies. Annualized premiums in force were: 597.8 billion yen ($4.6 billion) at December 31, 1997; 568.1 billion yen ($4.9 billion) at December 31, 1996; and 506.4 billion yen ($4.9 billion) at December 31, 1995. New annualized premiums from sales were:
$515.3 million in 1997, down 28.5% (down 20.4% in yen); $721.0 million in 1996, down 4.8% (up 10.0% in yen); and $757.4 million in 1995, up 19.8% (up
10.3% in yen).

     AFLAC Japan's sales mix is changing, although cancer life still accounts for the majority of insurance in force. Cancer life sales accounted for 52.5% of total new sales in yen in 1997, 46.7% in 1996 and 71.2% in 1995. Living benefit life, which was introduced in the fourth quarter of 1995, accounted for 28.3% of total new sales in 1997 and 39.5% in 1996. Care product sales represented 6.8% of total new sales in 1997, 10.6% in 1996 and 15.6% in 1995.

     AFLAC Japan's new policy sales in 1997 were affected by a lingering weak economy and a series of premium rate increases that AFLAC and the insurance industry have implemented since 1993, including the most recent one in the fourth quarter of 1996. Additionally, consumer confidence in the life insurance industry declined following the April 1997 collapse of Nissan Mutual Life Insurance Company.

     Management has taken several actions to help mitigate the impact of the weak sales environment in Japan. First, a new economy cancer life policy was introduced in January 1997. This new plan has lower premium rates and benefit levels and was developed to combat the impact of increased premium rates for new issues. In addition, the Company has increased the use of direct-mail marketing for its products as a supplemental distribution method and will continue its popular television advertising program. The incentive pay system for AFLAC Japan's employed sales managers was revised to reward
them for improved sales performance.   The Company made additional
expenditures in the second half of 1997 that will continue in 1998 for expanded sales promotion efforts in Japan.

     In December 1997, AFLAC Japan received approval from Japanese regulators to sell three new riders to the Company's popular cancer life policy. One rider adds cancer surgical benefits, while another provides supplemental accident coverage. The third rider provides supplemental medical benefits for general hospitalization. In September 1997, the

                                  EXH 13-11

Japanese government increased the copayments for the employer-sponsored health care program from 10% to 20% for the primary insured, thereby increasing the portion of the costs the insured must pay. Given the increase in copayments, the Company believes the medical benefits should be especially appealing to consumers. During 1998, AFLAC Japan will primarily market the accident and medical riders in a single affordable package that should be attractive in the current economy.

     In 1998, the Company expects to increase sales by 15% to 20% compared with 1997 and maintain the profit margin at approximately the 1997 level. Management also expects revenues in yen to increase 7% and the Company's strong policy persistency to continue.

AFLAC Japan Investments

     Due to the continued low level of available investment yields in Japan, the Ministry of Finance has directed insurers to increase premium rates on new policy issues in recent years. AFLAC Japan increased premium rates by an average of 16% on all cancer life policy sales made after July 1, 1994. Premium rates on new care policy issues were increased by an average of 10% in November 1993 and an additional 16% in September 1995. As a result of continuing low yields, the Company increased premium rates by approximately 13% on new policy issues for all product lines beginning in the fourth quarter of 1996.

     Investment income is affected by available cash flow from operations, investment yields achievable on new investments and foreign currency exchange rates. Investment income in dollars in 1997 and 1996 was affected by the weaker yen. Despite a general decline in available investment yields, investment income in yen increased 12.3% in 1997 and 13.1% in 1996. Funds available for investment during the three-year period 1995 through 1997 were reduced by the annual profit repatriations previously discussed. Rates of return on fixed-maturity securities in Japan remained low in 1997 compared with historical levels. For instance, the yield on 10-year Japanese government bonds, as measured by a composite index, declined from a high of 2.89% in May 1997 to a low of 1.79% in November 1997, closing the year at 1.94%. AFLAC Japan's new money rates for investments were 5.20% for 1997, 4.07% for 1996 and 4.71% for 1995. The improvement in AFLAC Japan's new money yield in 1997 resulted from restructuring portions of the existing dollar-denominated investment portfolio and a greater allocation of cash flow to private placement securities, which included dual-currency securities (yen-denominated bonds with a dollar coupon). The cumulative effect of lower investment yields is reflected in the overall rate of return (net of investment expenses) on AFLAC Japan's average investments and cash, at amortized cost. This return was 5.37% in 1997, compared with 5.55% in 1996 and 5.81% in 1995.

     By concentrating on selected sectors of the bond market, AFLAC Japan has secured higher yields than 10-year Japanese government bonds would have provided while still adhering to conservative standards for credit quality. Management believes that it can invest new money in the near term at an adequate spread over premium pricing assumptions for new business and assumed interest rates for policy liabilities. The premium increases implemented during the past three years will have a positive impact on investment margins and therefore should contribute to stability in the pretax operating profit margin.


                                  EXH 13-12

Insurance Deregulation

     In December 1996, the governments of the United States and Japan reached an agreement on deregulation of the Japanese insurance industry.
The agreement calls for the gradual liberalization of the industry through the year 2001 and includes provisions to avoid "radical change" in the third sector of the insurance industry, which includes supplemental insurance. AFLAC and other foreign-owned insurers, as well as some small to medium-sized Japanese insurers, operate primarily in the third sector. One of the measures for avoiding radical change in the third sector is the prohibition of additional Japanese life and non-life insurance companies from selling cancer or medical insurance until January 1, 2001. Although the Company has inherent competitive strengths in distribution, products and investments that should enable the support of business expansion in a more competitive environment, the ultimate impact of deregulation is not presently determinable.

AFLAC Japan Other

     During the three-year period ended December 31, 1997, the benefit ratio and the operating expense ratio were relatively stable. The decline of the benefit ratio in 1997 is primarily attributable to newer products that have somewhat lower loss ratios than the cancer life plan. Annual claims experience and persistency studies continue to support the current reserving assumptions.

     During the second quarter of 1997, Nissan Mutual Life Insurance Company, a medium-sized Japanese insurer, was declared insolvent by the Japanese Ministry of Finance. Previously, all life insurers doing business in Japan had agreed to contribute to a voluntary policyholder protection fund that would be used to help offset insurer insolvencies. The total assessment was allocated among the life insurance companies based on relative company size. During the second quarter of 1997, AFLAC Japan recognized a pretax charge of 3.0 billion yen ($24.9 million) for this policyholder protection fund. The after-tax amount was $13.6 million, or $.10 per share for both basic and diluted earnings per share. Without this charge, the expense ratio would have decreased from 18.1% to 17.7% in 1997.

     The Japanese government increased the consumption tax from 3% to 5% effective April 1, 1997. AFLAC Japan currently incurs consumption tax on most of the commissions paid to its agents. The Company implemented changes in compensation arrangements with its agents to mitigate a portion of this tax increase. The consumption tax increase had no material affect on 1997 consolidated net earnings.

     In March 1997, the Japanese government ratified new income tax provisions that increase income taxes on investment income received by foreign companies operating in Japan from securities issued from their home country. The new provisions are effective beginning in 1998. Management has mitigated some of the tax impact through investment alternatives and by restructuring portions of the existing investment portfolio. Management estimates the net impact of this tax change will decrease 1998 net earnings by $13 million.

     Most of the Company's income tax expense represents Japanese income taxes on AFLAC Japan's operating results calculated at the Japanese corporate tax rate of 45.3%. In December 1997, Japanese government leaders

                                  EXH 13-13
announced proposals to stimulate the Japanese economy. If enacted as presently proposed, the Japanese corporate tax rate would be reduced beginning in 1999. The proposals also include tax-base broadening provisions whereby certain accrued expenses would no longer be deductible for tax purposes until paid. Discussions continue among government leaders, and these corporate tax changes are expected to be finalized in March 1998.

     Even with Japan's economic slowdown, the Company believes the market for supplemental insurance remains bright. Need for the Company's products in Japan has continued, and the Company remains optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.


                     INSURANCE OPERATIONS, AFLAC U.S.

     AFLAC U.S. pretax operating earnings continued to benefit from additional investment income earned on profit transfers received from AFLAC Japan. Estimated investment income earned from profits repatriated to and retained by AFLAC U.S. from 1992 through 1997, along with estimated investment income earned from the sales proceeds of the television business, have been reclassified in the presentation on the following page in order to improve comparability between years.


































                                  EXH 13-14

                                 AFLAC U.S.
                        SUMMARY OF OPERATING RESULTS


(In millions)                               1997        1996        1995
                                         --------------------------------
Premium income.........................  $1,061.7    $  945.8    $  859.8
Investment income, as adjusted*........     103.8        86.3        78.3
Other income...........................       1.8         1.5         1.2
                                          -------     -------     -------
  Total revenues, as adjusted*.........   1,167.3     1,033.6       939.3
                                          -------     -------     -------
Benefits and claims....................     667.0       590.4       533.1
Operating expenses.....................     391.9       347.4       322.9
                                          -------     -------     -------
  Total benefits and expenses..........   1,058.9       937.8       856.0
                                          -------     -------     -------
    Pretax operating earnings, as
      adjusted*........................     108.4        95.8        83.3

Investment income applicable to
  profit repatriations and, in 1997,
  proceeds from the sale of the
  television business..................      75.9        32.7        21.2
                                          -------     -------     -------
    Pretax operating earnings..........  $  184.3    $  128.5    $  104.5
                                           ======      ======      ======
----------------------------------------------------------------------------
Percentage increases over previous year:
  Premium income.......................      12.2%       10.0%        8.5%
  Investment income*  .................      20.3        10.2        14.3
  Total revenues*......................      12.9        10.0         8.9
  Pretax operating earnings*...........      13.2        15.0         7.7

  Pretax operating earnings............      43.4        23.0        15.8
----------------------------------------------------------------------------
Ratios to total revenues, as adjusted:*
  Benefits and claims..................      57.1%       57.1%       56.7%
  Operating expenses...................      33.6        33.6        34.4
  Pretax operating earnings............       9.3         9.3         8.9

Ratio of pretax operating earnings to
  total reported revenues..............      14.8%       12.1%       10.9%

============================================================================
*Excludes estimated investment income of $75.9 million in 1997, related to investment of profit repatriation funds retained by AFLAC U.S. and investment of proceeds from the sale of the television business, and $32.7 million in 1996 and $21.2 million in 1995 related to investment of profit repatriation funds retained by AFLAC U.S.
============================================================================

AFLAC U.S. Sales

     The percentage increases in premium income reflect the growth of
premiums in force.   The increases in annualized premiums in force of 14.7%
in 1997, 11.1% in 1996 and 8.8% in 1995 were favorably affected by increased

                                  EXH 13-15
sales at the work site through cafeteria plans (Internal Revenue Code
Section 125) and an improvement in the persistency for several lines of business. Annualized premiums in force were: $1.2 billion at December 31, 1997; $1.1 billion at December 31, 1996; and $954.0 million at December 31, 1995.

     New annualized premiums from sales and policy conversions were: $400.9 million in 1997, up 22.7%; $326.6 million in 1996, up 17.0%; and $279.1 million in 1995, up 13.6%. Accident/disability coverage was the best-selling product for the fourth year in a row, while sales of cancer coverage remained strong, up 9.7% in 1997.

AFLAC U.S. Other

     Management expects the operating expense ratio, excluding discretionary advertising expenses, to decline in the future due to continued improvements in operating efficiencies. The Company has developed a laptop, point-of-sale computer system that allows sales associates to input the customer's information, capture the signature, and electronically transmit the application from the field to headquarters in a completely paperless transaction. At year-end 1997, approximately 50% of new business was transmitted via this laptop compared with about 16% in 1996. By improving administrative systems and controlling other costs, management has been able to redirect funds to a national advertising program without significantly affecting the pretax operating profit margin. For more information regarding advertising expenses, see Note 2 of the Notes to the Consolidated Financial Statements.

     The operating results reflect slightly higher benefit ratios due to the Company's ongoing efforts to improve policy persistency by enhancing policyholder benefits. In addition, potential minimum benefit ratio requirements by insurance regulators may also result in an increase to these ratios. However, the aggregate benefit ratio has been relatively stable due to the mix of business shifting towards accident and hospital indemnity policies, which have lower benefit ratios than other products.

     Management expects the pretax operating profit margin, which was 9.3% excluding investment earnings from profit repatriation and from the broadcast sale in 1997, to remain approximately the same or increase slightly in 1998.

     Management continues to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.


                               OTHER OPERATIONS

     The Parent Company's operating expenses consist primarily of corporate overhead expenses such as salary costs, retirement provisions, professional fees and litigation expenses. These expenses have fluctuated in recent years due to changes in the legal environment in certain states and to enhanced benefits, early retirements and revisions in actuarial assumptions for retirement accruals.




                                  EXH 13-16

     On March 12, 1997, the Company sold its Canadian insurance subsidiary at a nominal gain. Other operations include an insurance operation in Taiwan. Additional expense charges were recognized in 1996 and 1997 for estimated termination costs and fair value adjustments related to these operations.


              FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     For information regarding new Statements of Financial Accounting Standards (SFAS), see Note 1 of the Notes to the Consolidated Financial Statements.


                     ANALYSIS OF FINANCIAL CONDITION
                              BALANCE SHEET

     During the last two years, the financial condition of the Company has remained strong in the functional currencies of its operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of high-quality securities.

     The yen/dollar exchange rate at the end of each period is used to convert yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1997, was 130.10 yen to one U.S. dollar, 10.8% weaker than the December 31, 1996, exchange rate of
116.10. Management estimates that the weaker yen rate decreased reported investments and cash by $2.2 billion, total assets by $2.9 billion and total liabilities by $2.8 billion compared with the amounts that would have been reported for 1997 if the exchange rate had remained unchanged from year-end 1996. For additional information on exchange rates, see Note 2 of the Notes to the Consolidated Financial Statements.

Market Risks of Financial Instruments

     The Company is exposed primarily to three types of market risks on its financial instruments. These are interest rate, equity price and foreign currency exchange rate risk.

Interest Rate Risk

     The primary interest rate exposure is the effect of changes in interest rates on the fair value of the Company's investments in fixed-maturity securities. The Company uses modified duration analysis to estimate the amount of sensitivity to interest rate changes in its fixed-maturity securities. Modified duration analysis provides a measure of price percentage volatility. For example, if the current duration of a bond is five, then the market value of the bond will increase by approximately 5% if market interest rates decrease by 100 basis points. Likewise, the value of the bond will decrease by approximately 5% if market interest rates increase by 100 basis points.







                                  EXH 13-17

     The following table shows the effect of changes in interest rates on the fair values of the Company's fixed-maturity securities and notes payable.

             SENSITIVITY OF FAIR VALUES OF FINANCIAL INSTRUMENTS
                          TO INTEREST RATE CHANGES
                            (DECEMBER 31, 1997)

                      -150    -100    - 50    Market   + 50    +100    +150
                     Basis   Basis   Basis    Value   Basis   Basis   Basis
(In millions)        Points  Points  Points  12/31/97 Points  Points  Points
----------------------------------------------------------------------------
Fixed-maturity
 securities:
  Yen-denominated  $21,069 $20,045 $19,084  $18,191  $17,355 $16,577 $15,851
  Dollar-
   denominated       4,787   4,594   4,414    4,236    4,083   3,925   3,775
                    ------  ------  ------   ------   ------  ------  ------
    Total          $25,856 $24,639 $23,498  $22,427  $21,438 $20,502 $19,626
                    ======  ======  ======   ======   ======  ======  ======
Notes payable*     $   482 $   490 $   498  $   505  $   513 $   520 $   528

*Excludes capitalized leases.

     The unrealized gains and losses on fixed-maturity securities, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income in shareholders' equity. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of the shareholders if such gains were actually realized. For further information, see Note 3 of the Notes to the Consolidated Financial Statements.

     The Company attempts to match the duration of its assets with the duration of its liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets due to the unavailability of qualified long-duration securities. Therefore, there is a risk that reinvestment of the proceeds at maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1997, the average duration of the policy liabilities was approximately 13 years, unchanged from 1996. The average duration of the yen-denominated invested assets was approximately nine years in 1997 and 1996. Over the next five years, $2.4 billion, at amortized cost, or 16.1%, of AFLAC Japan's yen-denominated fixed-maturity securities are scheduled to mature.

     The following is a comparison of the actuarially assumed interest rates for policy reserves and investment yields for:

                                                   U.S.         Japan
                                                ---------     ---------
Policies issued in 1997:
  Required interest on policy reserves            7.07%         3.50%
  Investment portfolio - new money yield          7.64          5.20

All policies in force at December 31, 1997:
  Required interest on policy reserves            6.40          5.43
  Investment portfolio yield                      7.79          5.37

                                  EXH 13-18

     The Company has outstanding interest rate swaps on all of its variable-interest-rate yen-denominated borrowings. These swaps reduce the impact of changes in interest rates on the Company's borrowing costs and effectively change the Company's interest rate from variable to fixed. Therefore, there was no effect on net earnings due to changes in market interest rates. For further information on the Company's notes payable, see Note 7 of the Notes to the Consolidated Financial Statements.

Equity Price Risk

     Equity securities at December 31, 1997, totaled $146.3 million, or .6% of total investments and cash on a consolidated basis. The Company uses beta analysis to measure the sensitivity of its equity securities portfolio to fluctuations in the broad market. The beta of the Company's equity securities portfolio is .93. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 9.3%, or $13.6 million.

Currency Risk

     Most of AFLAC Japan's investments and cash are denominated in yen.
When the yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations rather than converted into dollars. Therefore, there is no significant economic or foreign currency transaction risk.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, the Parent Company has yen-denominated borrowings that have been designated as a hedge of the Company's investment in AFLAC Japan. The unrealized foreign currency translation gains and losses are reported in accumulated other comprehensive income in shareholders' equity. The Company attempts to match its yen-denominated assets to its yen-denominated liabilities on a consolidated basis in order to minimize the exposure of its shareholders' equity to foreign currency translation fluctuations.























                                  EXH 13-19

     The following table compares the U.S. dollar values of the Company's yen-denominated assets and liabilities at various exchange rates.

             Dollar Value of Yen-Denominated Assets and Liabilities
                           At Selected Exchange Rates
                              (December 31, 1997)

                            115.10    120.10    130.10*   140.10    145.10
(In millions)                 Yen       Yen       Yen       Yen       Yen
----------------------------------------------------------------------------
Yen-denominated financial
 instruments:
  Assets:
   Fixed-maturity
    securities            $20,561.3 $19,705.3 $18,190.7 $16,892.3 $16,310.2
   Cash and cash
    equivalents               185.0     177.3     163.7     152.0     146.7
   Securities held as
    collateral              3,429.7   3,286.9   3,034.2   2,817.7   2,720.6
   Other financial
    instruments                18.9      18.1      16.7      15.4      15.0
                           --------  --------  --------  --------  --------
      Total                24,194.9  23,187.6  21,405.3  19,877.4  19,192.5
                           --------  --------  --------  --------  --------
  Liabilities:
   Securities held as
    collateral              3,429.7   3,286.9   3,034.2   2,817.7   2,720.6
   Notes payable              563.0     539.6     498.1     462.5     446.6
                           --------  --------  --------  --------  --------
      Total                 3,992.7   3,826.5   3,532.3   3,280.2   3,167.2
                           --------  --------  --------  --------  --------
Net yen-denominated
 financial instruments     20,202.2  19,361.1  17,873.0  16,597.2  16,025.3
Other yen-denominated
 assets                     2,964.1   2,840.7   2,622.3   2,435.1   2,351.2
Other yen-denominated
 liabilities              (22,614.5)(21,672.9)(20,007.1)(18,578.9)(17,938.7)
                           --------  --------  --------  --------  --------
  Total yen-denominated
   net assets subject
   to foreign currency
   fluctuation            $   551.8 $   528.9 $   488.2 $   453.4 $   437.8
                           ========  ========  ========  ========  ========

*Actual year-end rate.


     For information regarding the effect of foreign currency translation on operating earnings per share, see Results of Operations on pages 13-5 through 13-8 and Note 2 of the Notes to the Consolidated Financial Statements.







                                  EXH 13-20

Investments and Cash

     Fixed-maturity securities available for sale are carried at fair value. The following table shows an analysis of investments and cash at December
31:

(In millions)                            1997         1996       % Change
                                       --------     --------     --------
AFLAC U.S.:
  Total investments and cash,
    at cost or amortized cost          $  2,678     $  1,910        40.2%

  Unrealized gains on securities
    available for sale                      228          101
                                       --------     --------
    Total investments and cash         $  2,906     $  2,011        44.5%
                                       ========     ========      ======

AFLAC Japan:
  Total investments and cash,
    at cost or amortized cost          $ 16,743     $ 16,391         2.1%

  Unrealized gains on securities
    available for sale                    3,155        2,335
                                       --------     --------
    Total investments and cash         $ 19,898     $ 18,726         6.3%
                                       ========     ========      ======

Consolidated:
  Total investments and cash,
    at cost or amortized cost          $ 19,497     $ 18,307         6.5%

  Unrealized gains on securities
    available for sale                    3,383        2,437
                                       --------     --------
    Total investments and cash         $ 22,880     $ 20,744        10.3%
                                       ========     ========      ======

     The continued growth in investments and cash reflects the substantial cash flows from operations, and $98.5 million and $350.6 million received in cash in conjunction with the sale of the television business in 1996 and 1997, respectively. In addition, there was an increase in net unrealized gains on securities available for sale. Net unrealized gains of $3.4 billion on securities available for sale at December 31, 1997, consisted of $3.4 billion in gross unrealized gains and $17.9 million in gross unrealized losses.












                                  EXH 13-21

     AFLAC invests primarily within the Japanese, U.S. and Euroyen fixed-maturity markets. The Company uses specific criteria to judge the credit quality and liquidity of its investments and utilizes a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on a nationally recognized service's categories, the percentages of the Company's fixed-maturity securities available for sale, at amortized cost, as of December 31 were as follows:

                                         1997          1996
                                        ------        ------
               AAA                       38.3%         46.2%
               AA                        20.5          19.6
               A                         28.9          26.0
               BBB                       12.3           8.2
                                        ------        ------
                                        100.0%        100.0%
                                        ======        ======

     The Company does not hold any securities rated below BBB.

     Private placement investments accounted for 36.3% and 28.8% of the Company's total fixed-maturity securities available for sale as of December 31, 1997 and 1996, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, the Company has adhered to its conservative standards for credit quality. The Company's purchases in the private placement market are often done through Euro medium-term note programs. Securities in these programs are more marketable due to standardized documentation and relatively wide distribution. All of the Company's private placement investments are rated as Class 1 or 2 by the Securities Valuation Office of the National Association of Insurance Commissioners.

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 1997 and 1996. Cash, cash equivalents and short-term investments totaled $279.0 million, or 1.2% of total investments and cash, as of December 31, 1997, compared with $259.3 million, or 1.2% of total investments and cash, at December 31, 1996.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Policy Liabilities

     Policy liabilities decreased $349.1 million, or 1.7%, during 1997. AFLAC Japan policy liabilities decreased $520.7 million, or 2.8%, and AFLAC U.S. policy liabilities increased $179.3 million, or 10.6%. Changes in policy liabilities were primarily due to the addition of new business, the aging of policies in force, the weaker yen and the effect of the market value adjustment for securities available for sale (see Note 3 of the Notes to the Consolidated Financial Statements). The weaker yen in 1997 compared with 1996 decreased reported policy liabilities by $2.2 billion. The weaker yen in 1996 compared with 1995 decreased reported policy liabilities by $2.4 billion in 1996.



                                  EXH 13-22

Debt

     The Company has a reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or equivalent Japanese yen. Under the terms of the agreement, the borrowing limits were reduced to $400 million at July 15, 1997, and will reduce to $325 million on July 15, 1998. At December 31, 1997, bank borrowings of 45.4 billion yen ($349.0 million) were outstanding under this agreement.

     The Company also has a revolving credit agreement that provides for bank borrowings through October 2002 in either U.S. dollars or equivalent Japanese yen. The borrowing limit is $250 million. At December 31, 1997, bank borrowings of 19.4 billion yen ($149.1 million) were outstanding under this agreement.

     The proceeds from these loans were used to fund the Company's share repurchase program. When any portion of these loans is denominated in yen, the principal amounts of the loans in dollars will fluctuate due to changes in the yen/dollar exchange rate. The Company intends to service these loans with yen-denominated funds received as profit repatriations from AFLAC Japan.

     The Company has entered into interest rate swaps that effectively change the Company's interest rate on these loans from variable to fixed. The variable rate on the 45.4 billion yen ($349.0 million) loan is 1.03%, and the fixed rate is 2.29% after the effect of the swaps (including loan costs of 25 basis points). The variable rate on the 19.4 billion yen ($149.1 million) loan is .99%, and the fixed rate is 1.24% after the effect of the swaps (including loan costs of 20 basis points). Interest payments are made to the bank based on variable interest rates, and the Company either pays to or receives from the swap counterparty an amount necessary to equal the fixed rate. The variable interest rate at December 31, 1997, is based on the three-month Tokyo Interbank Offered Rate of 1.15%, plus loan costs.

     The Company has designated these yen-denominated borrowings, along with the dollar-denominated investments held by AFLAC Japan, as a hedge of its net investment in AFLAC Japan. Foreign currency translation gains/losses on the borrowings are included in the accumulated other comprehensive income component in shareholders' equity. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Interest expense is translated at average exchange rates for the period the interest expense is incurred.

     The Company's ratio of debt to total capitalization (debt plus shareholders' equity, excluding the net unrealized gains on securities available for sale) was 19.6% and 16.1% as of December 31, 1997 and 1996, respectively. For further information concerning notes payable, see Note 7 of the Notes to the Consolidated Financial Statements.


Security Lending

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. This program increased AFLAC Japan's investment income by approximately $1.5 million in 1997 and $1.1 million in 1996.
                                  EXH 13-23

     Fixed-maturity securities loaned to financial institutions in short-term security lending transactions are not recorded as sales of securities, but continue to be carried as investment assets during the term of the
loans.   Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans. Beginning in 1998, the Company will no longer recognize securities held as collateral as an asset, nor the related liability for the return of such collateral due to recently enacted accounting standards (Statements of Financial Accounting Standards No. 125 and No. 127). For further information regarding such arrangements, see Note 4 of the Notes to the Consolidated Financial Statements.

Policy Guaranty Funds

     Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to the Company in the past. The Company believes that future assessments relating to companies in the U.S. currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     The Life Insurance Association of Japan, an industry organization, implemented a policyholder protection fund in 1996 to provide capital support to insolvent life insurers. AFLAC Japan has pledged investment securities to the Life Insurance Association of Japan for this program. The Company retains ownership of the securities and receives the related investment income. The amount of securities pledged was based on relative company size. As of December 31, 1997, $40.4 million, at fair value, of AFLAC Japan's investment securities had been pledged to this fund, of which approximately $33.8 million will be used in future years for assessment payments for the 1997 insolvency of Nissan Mutual Life. The fund was depleted by this insolvency, and the Japanese government may require additional contributions in the future.

     The Japanese Ministry of Finance and the Life Insurance Association of Japan are discussing a permanent policyholder protection fund system that will cover 90% of the reserves of any failed company. The contributions to this system will also be based on relative company size. This new fund is not expected to be established until April 1999.

Shareholders' Equity

     Shareholders' equity increased $1.3 billion from December 31, 1996, to December 31, 1997. This was primarily due to an increase in net unrealized gains on securities available for sale of $1.0 billion, net earnings of $585.0 million and an increase in unrealized foreign currency exchange gains of $44.3 million. Offsetting these increases were net treasury stock purchases of $286.2 million and dividends to shareholders of $60.5 million.

     The Company's insurance operations continue to provide its primary sources of liquidity. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and

                                  EXH 13-24
uses of cash are reasonably predictable. The Company's investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore are not subject to the risks of medical cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. AFLAC may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The recent disposition of the broadcast business has increased the Company's capital resources. Management believes outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion and funding the Company's share repurchase program.

     Parent Company capital resources are largely dependent upon the ability of the subsidiaries to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to the Parent Company. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to the Parent Company. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the National Association of Insurance Commissioners
(NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     Currently, prescribed or permitted statutory accounting principles
(SAP) may vary between states and between companies. The NAIC is in the process of recodifying SAP to promote standardization throughout the industry. Completion of this project will result in many changes to SAP. One change is the requirement that insurance companies establish a deferred income tax liability for statutory accounting purposes. Management estimates AFLAC's deferred tax liability under the present provisions of the project would be approximately $180 million using SAP. The capital and surplus of AFLAC, as determined on a U.S. statutory accounting basis, was $1.8 billion at December 31, 1997.

     The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio continues to increase and reflects a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to investments, reinsurance, limited-benefit insurance policies, revisions to the risk-based capital formula and other related matters.


                                  EXH 13-25

     In addition to restrictions by U.S. insurance regulators, the Japanese Ministry of Finance (MOF) imposes restrictions on and requires approval for the remittances of earnings from AFLAC Japan to AFLAC U.S. Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $386.0 million in 1997, $253.6 million in 1996 and $179.5 million in 1995. During the last few years, the MOF has developed solvency standards, a version of risk-based capital requirements. Management believes the solvency margin of AFLAC Japan is very strong compared with other Japanese insurers. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the Notes to the Consolidated Financial Statements.

Year 2000 System Conversion Costs

     The Company initiated a corporatewide program to assure that all of its computer systems in the United States and Japan will function properly in the year 2000. Any computer software that has date-sensitive coding might recognize a code of "00" as the year 1900 rather than the year 2000. If this were to occur, disruptions in premium and claim processing could occur.


     The Company has completed an assessment of the changes needed and developed a comprehensive plan to upgrade its systems to be year 2000-compliant. The conversion and testing of the changes is currently in process. The Company will utilize both internal and external resources to prepare the systems for the year 2000. The expenses incurred during the year ended December 31, 1997, totaled $1.1 million. As of December 31, 1997, the Company has estimated the total remaining cost of the year 2000 system-conversion project to be approximately $3.0 million, which will be expensed as incurred over the next two years. Management expects its year 2000 efforts to be completed on a timely basis.

     The Company receives premium and claim information from many external sources. Failure by a significant number of these customers to have year 2000-compliant systems could have a material effect on premium and claim processing by the Company. To help minimize this exposure, the Company initiated formal communications with its customers and is monitoring their progress. In addition, the Company is making contingency plans to develop interface programs capable of converting files that have noncompliant date fields. However, there can be no guarantee that the systems of other companies on which the Company depends will be completed on a timely basis.

Rating Agencies

     AFLAC is rated "A+" (superior) by A.M. Best Company, an independent rating service that analyzes the financial condition and operating performance of insurance companies. AFLAC's claims-paying ability is rated "AA" by both Standard & Poor's and Duff & Phelps Credit Rating Co.

Other

     For information regarding pending litigation, see Note 12 of the Notes to the Consolidated Financial Statements.



                                  EXH 13-26

                                 CASH FLOW

     Operating cash flows for AFLAC Japan are translated using average monthly exchange rates for the year. The average yen/dollar exchange rate, which is used to convert revenues, expenses and cash flows, weakened 10.1% in 1997 compared with 1996, weakened 13.5% in 1996 compared with 1995, and strengthened 8.7% in 1995 compared with 1994. The average exchange rates for 1997, 1996 and 1995 were 121.07, 108.84 and 94.10, respectively. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     For additional information, reference should be made to the Consolidated Statements of Cash Flows on pages 13-33 and 13-34.

Operating Activities

     In 1997, consolidated cash flow from operations decreased 3.6% to $2.6 billion, compared with $2.7 billion in 1996 and $2.9 billion in 1995. Net cash flow from operations for AFLAC Japan decreased 4.1% (increased 6.1% in yen) to $2.3 billion in 1997, compared with $2.5 billion in 1996 and $2.7 billion in 1995. AFLAC Japan represented 91% of the consolidated net cash flow from operations in both 1997 and 1996, and 93% in 1995. The decrease in cash flow from operations in 1997 and 1996 was due to the weaker yen.

Investing Activities

     Consolidated cash flow used by investing activities decreased 2.8% to $2.4 billion in 1997, compared with $2.5 billion in 1996 and $3.0 billion in 1995. The sale of the television business generated cash flow of $350.6 million in 1997 and $98.5 million in 1996. AFLAC Japan accounted for 81% of the consolidated net cash used by investing activities in 1997, compared with 93% in 1996 and 91% in 1995.

     Operating cash flow is primarily used to purchase high-quality fixed-maturity securities. When market opportunities arise, the Company disposes of certain fixed-maturity securities to improve future investment yields or lengthen maturities by reinvesting in securities of similar or higher quality. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 4% and 9% of the annual average investment portfolio of fixed-maturity securities during the three years ended December 31, 1997.

Financing Activities

     In 1997, net cash used by financing activities was $121.6 million, compared with $157.9 million in 1996 and $93.4 million in 1995. Treasury stock purchases of $314.3 million in 1997 were funded by proceeds from new borrowings. In 1996, treasury stock purchases of $204.2 million were funded by proceeds from new borrowings of $135.9 million and available cash. Treasury stock purchases of $224.2 million in 1995 were funded by proceeds from new borrowings in the amount of $198.3 million and available cash.
Debt repayments of $55.3 million in 1997 and $36.2 million in 1996 on yen-denominated loans were made from annual profit repatriations from Japan.
The Company has sold treasury shares to its dividend reinvestment plan and to the AFLAC Associate Stock Bonus Plan. These dispositions have generated proceeds in the amounts of $39.8 million, $34.5 million and $9.7 million for

                                  EXH 13-27
the years 1997, 1996 and 1995, respectively. Cash dividends paid to shareholders amounted to $60.5 million in 1997, an increase of 11.7% over 1996. Cash dividends paid to shareholders in 1996 were $54.2 million, an increase of 10.7% over the 1995 cash dividends of $48.9 million. The 1997 cash dividend of $.445 per share increased 15.0% over 1996. The 1996 cash dividend of $.387 per share represented an increase of 14.5% over the 1995 cash dividend of $.338 per share.

Forward-Looking Information

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful, cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. The Company desires to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by officers of the Company in oral discussions with analysts and contained in documents filed with the Securities and Exchange Commission (the SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective" or similar words as well as specific projections of future results generally qualify as forward-looking. The Company undertakes no obligation to update such forward-looking statements.

     The Company cautions that the following factors, in addition to other factors mentioned from time to time in the Company's reports filed with the SEC, could cause the Company's actual results to differ materially: regulatory developments, assessments for insurance company insolvencies, competitive conditions, new products, Japanese Ministry of Finance approval of profit repatriations to the United States, general economic conditions in the United States and Japan, changes in U.S. and/or Japanese tax laws, adequacy of reserves, credit and other risks associated with the Company's investment activities, significant changes in interest rates and fluctuations in foreign currency exchange rates.




















                                  EXH 13-28

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,

(In thousands, except for                 1997         1996         1995
  per share amounts)                   ----------   ----------   ----------

Revenues:
  Premiums, principally supplemental
    health insurance                  $5,873,661   $5,910,036   $6,070,830
  Net investment income                1,077,715    1,021,955    1,024,960
  Realized investment gains (losses)      (5,440)       1,980         (270)
  Gain on sale of television business    267,223       60,264            -
  Other income                            37,543      105,968       95,100
                                       ---------    ---------    ---------
        Total revenues                 7,250,702    7,100,203    7,190,620
                                       ---------    ---------    ---------
Benefits and expenses:
  Benefits and claims                  4,833,077    4,895,522    5,034,266
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                  180,417      162,475      168,779
    Insurance commissions                773,354      778,082      802,176
    Insurance expenses                   479,151      437,265      424,974
    Interest expense                      13,709       16,186       15,611
    Other operating expenses             106,174      160,672      143,819
                                       ---------    ---------    ---------
        Total acquisition and
          operating expenses           1,552,805    1,554,680    1,555,359
                                       ---------    ---------    ---------
        Total benefits and expenses    6,385,882    6,450,202    6,589,625
                                       ---------    ---------    ---------
        Earnings before income taxes     864,820      650,001      600,995

Income tax expense (benefit):
  Current                                291,979      239,682      233,662
  Deferred                               (12,182)      15,956       18,276
                                       ---------    ---------    ---------
        Total income taxes               279,797      255,638      251,938
                                       ---------    ---------    ---------

        Net earnings                  $  585,023   $  394,363   $  349,057
                                       =========    =========    =========
Net earnings per share:
  Basic                               $     4.30   $     2.81   $     2.40
  Diluted                                   4.16         2.73         2.33
                                       =========    =========    =========
Common shares used in computing
 earnings per share:
  Basic                                  136,055      140,176      145,677
  Diluted                                140,798      144,461      149,492
                                       =========    =========    =========

See the accompanying Notes to the Consolidated Financial Statements.


                                  EXH 13-29

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,


(In thousands)                                       1997           1996
                                                  ----------    ----------
ASSETS:
  Investments and cash:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $19,121,128 in 1997 and
       $17,941,200 in 1996)                     $ 22,437,818   $ 20,327,726
     Equity securities (cost $80,270 in
       1997 and $86,249 in 1996)                     146,326        136,328
   Mortgage loans and other                           16,747         20,801
   Short-term investments                             43,344         50,157
   Cash and cash equivalents                         235,675        209,095
                                                 -----------    -----------
      Total investments and cash                  22,879,910     20,744,107
  Receivables, primarily premiums                    215,653        226,981
  Accrued investment income                          264,956        253,850
  Deferred policy acquisition costs                2,581,828      2,582,946
  Property and equipment, at cost less
    accumulated depreciation                         386,049        471,907
  Securities held as collateral for
    loaned securities                              3,034,241        573,911
  Intangible assets, at cost less
    accumulated amortization of
    $27,122 in 1996                                        -         60,933
  Other                                               91,368        105,749
                                                 -----------    -----------
      Total assets                              $ 29,454,005   $ 25,020,384
                                                 ===========    ===========

See the accompanying Notes to the Consolidated Financial Statements.

(continued)




















                                  EXH 13-30

                     AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (continued)
                               December 31,


(In thousands)                                       1997          1996
                                                 -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                    $ 18,398,830  $ 18,697,173
      Unpaid policy claims                         1,010,519     1,039,257
      Unearned premiums                              276,673       288,976
      Other policyholders' funds                     199,046       208,799
                                                 -----------   -----------
           Total policy liabilities               19,885,068    20,234,205

    Notes payable                                    523,209       353,533
    Income taxes                                   1,827,337     1,181,121
    Payables for return of collateral
      on loaned securities                         3,034,241       573,911
    Payables for security transactions               215,654        99,408
    Other                                            538,024       452,637
  Commitments and contingencies
    (Notes 11 and 12)
                                                 -----------   -----------
           Total liabilities                      26,023,533    22,894,815
                                                 -----------   -----------

  Shareholders' equity:
    Common stock of $.10 par value. Authorized
      400,000 shares; issued 158,190 shares in
      1997 and 157,239 shares in 1996                 15,819        15,724
    Additional paid-in capital                       227,292       208,994
    Retained earnings                              2,442,309     1,917,794
    Accumulated other comprehensive income:
      Unrealized foreign currency
        translation gains                            274,074       229,782
      Unrealized gains on securities
        available for sale                         1,284,717       280,154
                                                 -----------   -----------
        Total accumulated other comprehensive
          income                                   1,558,791       509,936
    Treasury stock, at average cost                 (812,672)     (526,425)
    Notes receivable for stock purchases              (1,067)         (454)
                                                 -----------   -----------
           Total shareholders' equity              3,430,472     2,125,569
                                                 -----------   -----------
           Total liabilities and
             shareholders' equity               $ 29,454,005  $ 25,020,384
                                                 ===========   ===========


See the accompanying Notes to the Consolidated Financial Statements.




                                  EXH 13-31

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,

(In thousands)                               1997        1996        1995
                                          ---------   ---------   ---------
Common stock:
  Balance at beginning of year           $   15,724  $   15,636  $   15,600
  Exercise of stock options                      95          88          36
                                          ---------   ---------   ---------
  Balance at end of year                     15,819      15,724      15,636
                                          ---------   ---------   ---------
Additional paid-in capital:
  Balance at beginning of year              208,994     196,928     192,899
  Exercise of stock options                   6,490       6,461       3,199
  Gain on treasury stock reissued            11,808       5,688         830
  Cash in lieu of fractional shares               -         (83)          -
                                          ---------   ---------   ---------
  Balance at end of year                    227,292     208,994     196,928
                                          ---------   ---------   ---------
Retained earnings:
  Balance at beginning of year            1,917,794   1,577,605   1,277,487
  Net earnings                              585,023     394,363     349,057
  Cash dividends ($.445 per share
    in 1997, $.387 in 1996 and
    $.338 in 1995)                          (60,508)    (54,174)    (48,939)
                                          ---------   ---------   ---------
  Balance at end of year                  2,442,309   1,917,794   1,577,605
                                          ---------   ---------   ---------
Accumulated other comprehensive income:
  Balance at beginning of year              509,936     696,106     402,935
  Change in unrealized foreign
    currency translation gains during
    year, net of income taxes                44,291      16,463      39,228
  Unrealized gains (losses)
    on securities available for sale
    during year, net of income
    taxes and reclassification
    adjustments                           1,004,564    (202,633)    253,943
                                          ---------   ---------   ---------
  Balance at end of year                  1,558,791     509,936     696,106
                                          ---------   ---------   ---------
Treasury stock:
  Balance at beginning of year             (526,425)   (351,117)   (135,776)
  Purchases of treasury stock              (314,252)   (204,169)   (224,204)
  Cost of shares issued to sales
    associates stock bonus plan
    and dividend reinvestment plan           28,005      28,861       8,863
                                          ---------   ---------   ---------
  Balance at end of year                   (812,672)   (526,425)   (351,117)
                                          ---------   ---------   ---------
Notes receivable for stock purchases         (1,067)       (454)     (1,017)
                                          ---------   ---------   ---------
  Total shareholders' equity             $3,430,472  $2,125,569  $2,134,141
                                          =========   =========   =========

See the accompanying Notes to the Consolidated Financial Statements.

                                  EXH 13-32

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,


(In thousands)                            1997         1996         1995
                                       ----------   ----------   ----------
Cash flows from operating activities:
  Net earnings                        $   585,023  $   394,363  $   349,057
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities      2,309,714    2,482,615    2,539,406
    Deferred income taxes                 (12,182)      15,956       18,276
    Change in income taxes payable         67,776       14,915       79,785
    Increase in deferred policy
      acquisition costs                  (226,651)    (264,734)    (248,522)
    Change in receivables and
      advance premiums                      7,574      (32,083)     124,882
    Gain on sale of television business  (267,223)     (60,264)           -
    Other, net                            134,419      143,553       81,214
                                       ----------   ----------   ----------
      Net cash provided by
        operating activities            2,598,450    2,694,321    2,944,098
                                       ----------   ----------   ----------
Cash flows from investing activities:
  Proceeds from investments sold
   or matured:
    Fixed-maturity securities sold      1,721,764    1,707,537      626,938
    Fixed-maturity securities
     matured                              421,530      560,305      506,043
    Equity securities                      63,846       17,057       42,247
    Mortgage loans and other
     investments, net                       3,696        4,314        4,470
    Short-term investments, net             5,934            -        5,049
  Costs of investments acquired:
    Fixed-maturity securities          (4,938,661)  (4,854,398)  (4,082,021)
    Equity securities                     (55,365)     (23,473)     (44,459)
    Short-term investments, net                 -       (5,733)           -
  Additions to property and
   equipment, net                          (7,702)      (9,183)     (17,391)
  Proceeds from sale of television
   business                               350,633       98,500            -
                                       ----------   ----------   ----------
      Net cash used by investing
        activities                    $(2,434,325) $(2,505,074) $(2,959,124)
                                       ----------   ----------   ----------

(continued)









                                  EXH 13-33

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,


(In thousands)                            1997         1996         1995
                                       ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from borrowings            $   409,489  $   135,940  $   198,291
  Principal payments under debt
    obligations                          (202,768)     (76,492)     (31,442)
  Dividends paid to shareholders          (60,508)     (54,174)     (48,939)
  Purchase of treasury stock             (314,252)    (204,169)    (224,204)
  Treasury stock reissued                  39,813       34,549        9,693
  Other, net                                6,585        6,466        3,235
                                       ----------   ----------   ----------
       Net cash used by
         financing activities            (121,641)    (157,880)     (93,366)
                                       ----------   ----------   ----------
Effect of exchange rate changes
  on cash and cash equivalents            (15,904)     (12,719)       1,688
                                       ----------   ----------   ----------
       Net change in cash and
         cash equivalents                  26,580       18,648     (106,704)
Cash and cash equivalents,
  beginning of year                       209,095      190,447      297,151
                                       ----------   ----------   ----------
Cash and cash equivalents,
  end of year                         $   235,675  $   209,095  $   190,447
                                       ==========   ==========   ==========


Supplemental disclosures of cash
  flow information:
   Cash payments during the year for:
     Interest on debt obligations     $    12,133  $    14,286  $    12,764
     Income taxes                         222,274      223,851      154,011


Non-cash financing activities included capital lease obligations incurred for computer equipment totaling $6,348 in 1997, $8,524 in 1996 and $2,517 in 1995.

Non-cash operating activities included advertising credits associated with the sale of the television business of $4,853 in 1997 and $1,429 in 1996.

See the accompanying Notes to the Consolidated Financial Statements.











                                  EXH 13-34

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                          Years Ended December 31,


(In thousands)                              1997        1996        1995
                                         ----------  ----------  ----------
Net Earnings                             $  585,023  $  394,363  $  349,057
Other comprehensive income, before
 income taxes:
  Foreign currency translation
   adjustments:
     Change in unrealized foreign
      currency translation gains
      during year                            43,782      16,463      38,578
     Reclassification adjustment for
      realized currency (gains) losses
      on sale of subsidiary included
      in net earnings                           509           -      (1,527)
  Unrealized gains (losses) on
   securities available for sale:
     Unrealized holding gains (losses)
      arising during year                 1,693,389    (314,050)    214,274
     Reclassification adjustment for
      realized (gains) losses included
      in net earnings                         4,158      (4,788)         (1)
                                          ---------   ---------   ---------
        Total other comprehensive
         income, before income taxes      1,741,838    (302,375)    251,324

  Income tax expense (benefit)
   related to items of other
   comprehensive income                     692,983    (116,205)    (41,847)
                                          ---------   ---------   ---------
        Other comprehensive income,
         net of income taxes              1,048,855    (186,170)    293,171
                                          ---------   ---------   ---------
        Total comprehensive income       $1,633,878  $  208,193  $  642,228
                                          =========   =========   =========



















                                  EXH 13-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS:   AFLAC Incorporated (the Parent Company) and
subsidiaries (the Company) operate predominantly in the insurance industry and primarily sell supplemental health insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of AFLAC's insurance policies are individually underwritten and marketed at the work site, with premiums paid by the employee. AFLAC Japan, which conducts most of its transactions in Japanese yen, accounted for 79%, 82% and 85% of the Company's total revenues for 1997, 1996 and 1995, respectively, and 87% and 88% of total assets at December 31, 1997 and 1996, respectively.

     BASIS OF PRESENTATION: The accompanying consolidated financial statements of the Company are prepared in accordance with generally accepted
accounting principles.   These principles are established primarily by the
Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, based on information currently available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to changes in the future are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans for various officers and beneficiaries, and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

     TRANSLATION OF FOREIGN CURRENCIES: Financial statement accounts maintained in foreign currencies, principally Japanese yen (the functional currency of AFLAC Japan), are translated into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on securities transactions are translated at the exchange rate on the trade dates of the transactions. Other revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average monthly exchange rates for the year. The resulting currency translation adjustments are accumulated and reported in the accumulated other comprehensive income component of shareholders' equity.

     Realized currency exchange gains and losses resulting from foreign currency transactions are included in earnings, but were immaterial during the three-year period 1995 through 1997.

     The Parent Company has designated its yen-denominated notes payable (Note 7) as a hedge of its net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Currency translation adjustments are accumulated and reported in the accumulated other comprehensive income component of shareholders' equity. Interest expense is translated at average exchange rates for the period the borrowings are outstanding.
                                  EXH 13-36

     INSURANCE REVENUE AND EXPENSE RECOGNITION: Supplemental health insurance policies issued by the Company are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, premiums for policies issued in the United States may be adjusted within prescribed guidelines and are subject to approval by state insurance regulatory authorities.

     Insurance premiums for health policies are recognized as earned income ratably over the terms of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in proportion to premium revenues over the period the policies are expected to remain in force. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and future policy benefits requires management's use of estimates consistent with sound actuarial valuation techniques. For new policy issues, actuarial assumptions and deferrable acquisition costs are reviewed each year and revised when necessary to more closely reflect recent experience and studies of actual acquisition costs. For all policies in force, deferred policy acquisition costs are evaluated to determine that they are recoverable from future revenues. Costs that are not recoverable are charged against earnings.

     CASH AND CASH EQUIVALENTS: Effective for 1997, the Company changed its method of reporting cash to include cash equivalents. Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased. Prior to 1997, cash equivalents were included in short-term investments. All prior year amounts have been reclassified to reflect this change.

     INVESTMENTS: The Company classifies all fixed-maturity securities and equity securities as "available for sale." Such securities are reported at fair value. If the fair value is higher than amortized cost for fixed-maturity securities or purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in the accumulated other comprehensive income component of shareholders' equity. Amortized cost of fixed-maturity securities is based on the purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of fixed-maturity securities purchased at a discount will equal the face or par value at maturity. Fixed-maturity securities purchased at a premium will have an amortized cost equal to face or par value at the earlier of a call date or maturity.

     Included in fixed maturities are investments in collateralized mortgage obligations whose amortized cost is determined using the interest method, which includes anticipated prepayments. Prepayment assumptions are obtained from Bloomberg. The retrospective adjustment method is used to adjust for prepayment activity.

     For investments that have experienced a decline in value below their cost which is considered to be other than temporary, the decline is recorded as a realized investment loss in the Consolidated Statements of Earnings.

                                  EXH 13-37

Purchases and sales of securities are recorded on the trade dates of the transactions.

     Effective January 1, 1997, the Company changed its method of determining the costs of investment securities sold from the first-in, first-out (FIFO) method to the specific identification method. The specific identification method allows the Company greater financial flexibility in the matching of its assets and liabilities. Also, the specific identification method is the predominant method used by the insurance industry. This accounting change had no material effect on net earnings for the year ended December 31, 1997.

     Fixed-maturity securities loaned to financial institutions in short-term security lending transactions are not recorded as sales of securities, but continue to be carried as investment assets during the term of the loans. Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans. Beginning in 1998, the Company will no longer recognize securities held as collateral as an asset, nor the related liability for the return of such collateral due to recently enacted accounting standards (see Accounting Changes Adopted).

     Interest is recorded as income when earned and is adjusted for amortization of any premium or discount. Dividends on equity securities are recorded as income on the ex-dividend dates.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include first-year commissions in excess of renewal commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business. Policy acquisition costs deferred were $407.8 million in 1997, $427.2 million in 1996 and $413.5 million in 1995. Of the policy acquisition costs deferred, commissions represented 69.7% in 1997, 67.3% in 1996 and 63.8% in 1995.

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

     INCOME TAXES: Different rules are used in computing U.S. and foreign income tax expense presented in the accompanying financial statements from

                                  EXH 13-38
those used in preparing the Company's income tax returns.   Deferred income
taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse.

     The Parent Company and its U.S. subsidiaries, including foreign branches, file a consolidated U.S. income tax return. Additionally, AFLAC Japan is subject to Japanese corporate income taxes.

     DERIVATIVES: The Company has only limited activity with derivative financial instruments and does not use them for trading purposes nor engage in leveraged derivative transactions. In addition, the Company does not use derivatives to hedge the foreign-currency-denominated net assets of its foreign insurance operations, except for short-term hedges of its annual profit repatriations. The Company currently uses two types of derivatives, interest rate swaps and foreign currency forward contracts.

     Interest rate swaps are accounted for using the accrual method. The difference between amounts paid and received under such agreements is reported in interest expense in the Consolidated Statements of Earnings. Changes in the fair value of the swap agreements are not recognized in the Consolidated Balance Sheets. These swaps reduce the impact of changes in interest rates on the Company's borrowing costs and effectively change the Company's related interest rate from variable to fixed.

     The Company uses short-term foreign currency forward contracts (usually five months or less) in connection with annual profit transfers from AFLAC
Japan.   These contracts are designated at inception as hedges of the
Company's investment in AFLAC Japan and are accounted for using the deferral method. Gains and losses during the period that the contracts are outstanding and at termination of the contracts are reflected on the Consolidated Balance Sheets in unrealized foreign currency translation gains of the accumulated other comprehensive income component of shareholders' equity.

     TREASURY SHARES: Shares purchased are recorded at cost and as a reduction of shareholders' equity. The weighted-average purchase cost is used to determine the cost of treasury shares sold to the AFLAC Associate Stock Bonus Plan and the Company's dividend reinvestment plan. Realized gains or losses on the disposition of treasury shares are recorded in additional paid-in capital.

     EARNINGS PER SHARE: As required, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, in 1997. All previously reported earnings per share data have been restated to reflect this new accounting requirement. SFAS No. 128 requires the presentation of two earnings per share (EPS) calculations, basic EPS and diluted EPS, in the Consolidated Statements of Earnings. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares for the dilutive effect of stock options and other common stock equivalents. Diluted EPS as computed under SFAS No. 128 were the same as the Company's previously reported EPS for each of the years in the three-year period ended December 31, 1997.


                                  EXH 13-39

     The components of the weighted-average shares used in the earnings per share calculations are as follows:

(In thousands)                            1997         1996         1995
                                       ----------   ----------   ----------
Average outstanding shares used
  for calculating basic EPS               136,055      140,176      145,677
Effect of stock options                     4,743        4,285        3,815
                                       ----------   ----------   ----------
Average outstanding shares used
  for calculating diluted EPS             140,798      144,461      149,492
                                       ==========   ==========   ==========

     At December 31, 1997, options to purchase 725,525 shares of common stock were outstanding, but were not included in the computation of diluted EPS because the exercise price for these options was greater than the average market price during the fourth quarter of 1997.

     ACCOUNTING CHANGES ADOPTED: The Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, on January 1, 1997. This Statement was amended by SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS No. 125 established criteria for determining whether transfers of financial assets are sales or secured borrowings and must be applied to all applicable transactions that occurred after December 31, 1996. The adoption of the 1997 provisions of SFAS No. 125 had no effect on the Company's net earnings or shareholders' equity. SFAS No. 127 amended the effective date for those transactions concerning secured obligations and collateral, which must now be applied prospectively to all applicable transactions occurring after December 31, 1997. Earlier or retroactive application is not permitted. Beginning in 1998, as required by these standards, the Company will no longer recognize securities held as collateral, related to the Company's security lending program, as an asset, nor the related liability for return of such collateral. This change will have no effect on the Company's net earnings or shareholders' equity.

     As required, the Company adopted SFAS No. 128, Earnings per Share, in 1997 as described above in this Note under the caption, "Earnings Per Share."

     SFAS No. 129, Disclosures of Information about Capital Structure, was effective in 1997. No changes in the Company's present disclosures regarding its capital structure were required under SFAS No. 129.

     The Company also adopted SFAS No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and displaying comprehensive income and its components in a full set of financial statements. SFAS No. 130 requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company's presentation of comprehensive income includes, in addition to net earnings, changes in unrealized foreign currency translation adjustments and changes in unrealized gains and losses on securities available for sale.

     Effective January 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 established accounting standards for the

                                  EXH 13-40
impairment of long-lived assets, certain identifiable intangibles and goodwill. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of must be reported at the lower of the carrying amount or fair value less related selling costs. The adoption of this accounting standard had no material effect on the financial statements.

     SFAS No. 123, Accounting for Stock-Based Compensation, was effective for 1996. This Statement provides a choice of accounting methods for employee stock compensation plans, including employee stock option plans. This accounting standard had no effect on earnings as the Company elected to use the intrinsic value method. Under this method, compensation cost is recognized only for the excess, if any, of the market price of stock at the grant date over the amount an employee must pay upon exercise to acquire the stock. For further information regarding SFAS No. 123, see Note 9.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, was issued in June 1997. This Statement requires that companies disclose segment data on the basis that is used internally by management for evaluating segment performance and allocating resources to segments. This Statement requires that a company report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It also requires various reconciliations of total segment information to amounts in the consolidated financial statements. The Company's current definition of its business segments will not change. SFAS No. 131 is effective beginning in 1998.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the current year presentation.
























                                  EXH 13-41

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company's only reportable industry segment is insurance. The Company's principal foreign operations are conducted in Japan. The components of operations for the years ended December 31 were as follows:

(In thousands)                         1997          1996          1995
                                     ---------     ---------     ---------
Total revenues:
  Insurance:
    Japan                           $5,697,387    $5,848,751    $6,115,689
    U.S.                             1,243,193     1,066,364       960,443
    Realized investment
     gains (losses)                     (4,367)        1,759          (270)
                                     ---------     ---------     ---------
      Total U.S. and
       Japan insurance               6,936,213     6,916,874     7,075,862
  Broadcast operations - U.S.           16,107        92,380        81,569
  Gain on sale of television
   business                            267,223        60,264             -
  Corporate and other operations        72,344        69,611        74,392
  Intercompany eliminations            (41,185)      (38,926)      (41,203)
                                     ---------     ---------     ---------
      Total                         $7,250,702    $7,100,203    $7,190,620
                                     =========     =========     =========

Earnings before income taxes:
  Insurance:
    Japan                           $  504,146    $  532,798    $  561,361
    U.S.                               184,346       128,532       104,459
    Realized investment
     gains (losses)                     (4,367)        1,759          (270)
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                684,125       663,089       665,550
  Broadcast operations - U.S.            3,532        25,591        18,953
  Gain on sale of television
   business                            267,223        60,264             -
  Corporate and other operations       (79,604)      (86,399)      (72,189)
  Interest expense
    (non-insurance operations)         (10,456)      (12,544)      (11,319)
                                     ---------     ---------     ---------
      Total                         $  864,820    $  650,001    $  600,995
                                     =========     =========     =========














                                  EXH 13-42

(In thousands)                         1997          1996          1995
                                     ---------     ---------     ---------
Depreciation and amortization
 expense:
  Insurance:
    Japan                           $   27,861    $   26,405    $   21,353
    U.S.                                10,865        12,780        10,656
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                 38,726        39,185        32,009
  Broadcast operations - U.S.              501         8,198         8,725
  Corporate and other operations         2,132         2,354         2,547
                                     ---------     ---------     ---------
      Total                         $   41,359    $   49,737    $   43,281
                                     =========     =========     =========

Advertising expense - insurance:
  Japan                             $   23,948    $   13,580    $   19,883
  U.S.                                  22,853        22,038        15,044
                                     ---------     ---------     ---------
      Total                         $   46,801    $   35,618    $   34,927
                                     =========     =========     =========

Total expenditures for long-lived
 assets:
  Insurance:
    Japan                           $    1,420    $    2,806    $    2,009
    U.S.                                 6,308         9,093        12,150
                                     ---------     ---------     ---------
      Total U.S. and
        Japan insurance                  7,728        11,899        14,159
  Broadcast operations - U.S.              471         3,864         5,851
  Corporate and other operations         2,857         2,730         1,200
                                     ---------     ---------     ---------
      Total                         $   11,056    $   18,493    $   21,210
                                     =========     =========     =========


Total assets at December 31 were as follows:

 (In thousands)                                1997             1996
                                            ----------       ----------
Total assets:
  Insurance:
    Japan                                  $25,588,751      $22,117,213
    U.S.                                     3,763,173        2,673,678
                                            ----------       ----------
      Total U.S. and
        Japan insurance                     29,351,924       24,790,891
  Broadcast operations  - U.S.                       -          115,709
  Corporate and other operations             4,323,361        2,834,343
  Intercompany eliminations                 (4,221,280)      (2,720,559)
                                            ----------       ----------
      Total                                $29,454,005      $25,020,384
                                            ==========       ==========



                                  EXH 13-43

     The Company's receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1997, $121.2 million, or 56.2% of total receivables, were receivables related to AFLAC Japan's operations ($126.3 million at December 31, 1996).

     SALE OF TELEVISION BUSINESS: In 1997, the Company completed the sale of its broadcast business, which consisted of seven network-affiliated television stations. The total pretax gain from the sale of the broadcast business was $327.5 million. Cash sales proceeds received, after applicable selling expenses, were $449.1 million. Total sales proceeds also included advertising credits to be used by the Company over a five-year period with a fair value of $6.3 million. The Company also received cash for various current assets and liabilities.

     The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized on this sale in the fourth quarter of 1996 were $60.3 million and $48.2 million, respectively. The after-tax gain amounted to $.34 basic earnings per share and $.33 diluted earnings per share in 1996. The sale of the remaining six stations closed on April 15, 1997. The pretax and after-tax gains recognized in the second quarter of 1997 were $267.2 million and $211.2 million, respectively. The 1997 after-tax gain amounted to $1.55 basic earnings per share and $1.50 diluted earnings per share in 1997.

     Broadcast revenues and operating expenses were included in other income and other operating expenses, respectively, in the Consolidated Statements of Earnings. Intangible assets reflected in the Consolidated Balance Sheets prior to 1997 were associated with the broadcast business.

     INSOLVENCY OF JAPANESE INSURER: During the second quarter of 1997, Nissan Mutual Life Insurance Company, a Japanese insurer, was declared insolvent by the Japanese Ministry of Finance. All life insurers doing business in Japan previously agreed to contribute to a voluntary policyholder protection fund, that would be used to help offset insurer insolvencies. The total assessment was allocated among the life insurance companies based on relative company size. During the second quarter of 1997, AFLAC Japan recognized a pretax charge of 3.0 billion yen ($24.9 million) for this policyholder protection fund. This assessment will be paid over 10 years beginning in 1998. The after-tax charge was $13.6 million ($.10 per share for both basic and diluted earnings per share).

















                                  EXH 13-44

     YEN-TRANSLATION EFFECTS: AFLAC Japan owns U.S. dollar-denominated securities (including accrued investment income), which the Company has designated as an economic currency hedge of a portion of the Company's investment in AFLAC Japan. In addition, the Parent Company has designated its yen-denominated bank borrowings (Note 7) as a hedge of its net investment in AFLAC Japan. The Company's dollar values of yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes were as follows at December 31 (translated at end-of-year exchange rates):

(In thousands)                             1997               1996
                                        ----------         ----------
AFLAC Japan net assets                  $2,540,932         $1,697,003
Less:
 AFLAC Japan dollar-denominated
  assets less liabilities                1,555,219          1,369,600
 Parent Company yen-denominated
  liabilities less assets                  497,493            312,893
                                         ---------          ---------
Total yen-denominated net assets
 subject to foreign currency
 translation fluctuations               $  488,220         $   14,510
                                         =========          =========

     The year-end yen/dollar exchange rate is used to translate yen-denominated balance sheet items to U.S. dollars. The average yen/dollar exchange rate is used to translate revenues, expenses and cash flows.

     The following table shows the exchange rates used for the three-year period ended December 31, 1997, and their effect on selected financial data.

                                                  1997      1996      1995
                                                 ------    ------    ------
Balance Sheets:
  Yen/dollar exchange rate at
    December 31                                  130.10    116.10    102.95
  Yen percent weakening                           10.8%     11.3%      3.0%
  Exchange effect on assets (billions)          $ (2.9)   $ (2.6)   $  (.7)
  Exchange effect on liabilities (billions)     $ (2.8)   $ (2.6)   $  (.7)
Statements of Earnings:
  Average exchange rate for the year             121.07    108.84     94.10
  Yen percent weakening (strengthening)           10.1%     13.5%     (8.7)%
  Exchange effect on net earnings (millions)    $(24.1)   $(42.7)   $ 23.0
  Exchange effect on diluted net EPS            $  (.17)  $  (.30)  $   .15


     OTHER: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $386.0 million in 1997, $253.6 million in 1996 and $179.5 million in 1995. See Note 10 for information concerning restrictions on remittances from AFLAC Japan.







                                  EXH 13-45

(3)  INVESTMENTS

     The amortized cost for fixed-maturity securities, purchase cost for equity securities and the fair values of investments in securities available for sale at December 31 were as follows:

                                          December 31, 1997
                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                     Cost       Gains      Losses      Value
                               ---------  ----------  ----------  ---------
Fixed-maturity securities:
 Yen-denominated:
  Government and government
  guaranteed:
    Japan                      $ 5,406.9  $ 1,570.2   $     .1    $ 6,977.0
    Other foreign                  623.6      126.0        2.5        747.1
  Municipalities:
    Japan                          517.6       71.5          -        589.1
    Other foreign                  241.2       51.8          -        293.0
  Public utilities:
    Japan                        2,324.2      445.8         .4      2,769.6
    Other foreign                  214.4       23.1          -        237.5
  Banks/financial institutions:*
    Japan                          427.0       64.7          -        491.7
    U.S.                           230.6       48.0          -        278.6
    Other foreign                4,194.0      510.4        5.2      4,699.2
  Other corporate:
    Japan                          484.3      106.6         .3        590.6
    U.S.                           346.9       31.3          -        378.2
    Other foreign                  131.1        7.8         .1        138.8
                                --------   --------     --------   --------
  Total yen-denominated         15,141.8    3,057.2        8.6     18,190.4
                                --------   --------     --------   --------


*Primarily consists of private placement securities.


(continued)

















                                  EXH 13-46

                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                     Cost       Gains      Losses      Value
                               ---------  ----------  ----------  ---------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                     31.3        1.0          -         32.3
  U.S. agencies (FNMA, etc.)       282.8       14.5          -        297.3
  Municipalities                    13.4         .9          -         14.3
  Mortgage-backed securities       312.4       11.2         .1        323.5
  Sovereign and Supranational:
    Japan                           14.0         .8          -         14.8
    U.S.                            40.9        3.7          -         44.6
    Other foreign                   94.6        6.8          -        101.4
  Public utilities:
    U.S.                           147.4       11.2          -        158.6
    Other foreign                   49.6        2.9          -         52.5
  Asset backed                      19.4         .7          -         20.1
  Banks/financial institutions:
    Japan                           15.6         .8          -         16.4
    U.S.                         1,036.8       78.4         .4      1,114.8
    Other foreign                  589.0       43.4          -        632.4
  Other corporate:
    Japan                           31.7         .9          -         32.6
    U.S.                         1,073.3       85.1         .2      1,158.2
    Other foreign                  216.0       13.2        6.7        222.5
                                --------   --------     --------   --------
  Total dollar-denominated       3,968.2      275.5        7.4      4,236.3
                                --------   --------     --------   --------
 Other foreign securities           11.1          -          -         11.1
                                --------   --------     --------   --------
  Total fixed-maturity
    securities available
    for sale                    19,121.1    3,332.7       16.0     22,437.8
Equity securities                   80.3       67.9        1.9        146.3
                                --------   --------     --------   --------
  Total securities
   available for sale          $19,201.4  $ 3,400.6    $  17.9    $22,584.1
                                ========   ========     ========   ========

















                                  EXH 13-47

                                          December 31, 1996
                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                    Cost        Gains      Losses      Value
                               ---------  ----------  ----------  ---------
Fixed-maturity securities:
 Yen-denominated:
  Government and government
  guaranteed:
    Japan                      $ 6,097.9  $ 1,242.2   $    1.4    $ 7,338.7
    Other foreign                  499.8       92.8          -        592.6
  Municipalities:
    Japan                          618.3       78.8          -        697.1
    Other foreign                  280.6       23.3          -        303.9
  Public utilities:
    Japan                        2,708.6      399.4          -      3,108.0
    Other foreign                   68.9       13.4          -         82.3
  Banks/financial institutions:*
    Japan                          400.1       36.7          -        436.8
    U.S.                           258.4       35.9         .6        293.7
    Other foreign                3,037.3      269.2        5.3      3,301.2
  Other corporate:
    Japan                          545.6      102.2          -        647.8
    U.S.                           388.8       24.2        1.8        411.2
    Other foreign                   43.1         .5          -         43.6
                                --------   --------     --------   --------
  Total yen-denominated         14,947.4    2,318.6        9.1     17,256.9
                                --------   --------     --------   --------


*Primarily consists of private placement securities.


(continued)























                                  EXH 13-48

                               --------------------------------------------
                                Cost or      Gross      Gross
                               Amortized  Unrealized  Unrealized    Fair
(In millions)                    Cost        Gains      Losses      Value
                               ---------  ----------  ----------  ---------
 U.S. dollar-denominated:
  U.S. government direct
    obligations                     81.4        1.2          -         82.6
  U.S. agencies (FNMA, etc.)       291.5        7.4         .8        298.1
  Municipalities                      .5          -          -           .5
  Mortgage-backed securities       235.8        3.2        2.3        236.7
  Sovereign and Supranational:
    Japan                           14.1        1.0          -         15.1
    U.S.                            16.3         .8          -         17.1
    Other foreign                   91.1        4.9          -         96.0
  Public utilities:
    U.S.                           157.4        2.4        3.8        156.0
    Other foreign                   10.0         .5          -         10.5
  Asset backed                     148.8        5.2          -        154.0
  Banks/financial institutions:
    Japan                              -          -          -            -
    U.S.                           917.6       35.2        3.9        948.9
    Other foreign                  126.4        4.3         .4        130.3
  Other corporate:
    Japan                            3.3         .2          -          3.5
    U.S.                           846.9       26.3        7.2        866.0
    Other foreign                   34.8        2.3         .2         36.9
                                --------   --------     --------   --------
  Total dollar-denominated       2,975.9       94.9       18.6      3,052.2
                                --------   --------     --------   --------
 Other foreign securities           17.9         .8          -         18.7
                                --------   --------     --------   --------
  Total fixed-maturity
    securities available
    for sale                    17,941.2    2,414.3       27.7     20,327.8
Equity securities                   86.2       52.6        2.5        136.3
                                --------   --------     --------   --------
  Total securities
   available for sale          $18,027.4  $ 2,466.9    $  30.2    $20,464.1
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









                                  EXH 13-49

     The amortized cost and fair values of investments in fixed-maturity securities available for sale at December 31, 1997, by contractual maturity are shown below.

(In millions)                      AFLAC Japan              AFLAC U.S.
                               --------------------    ---------------------
                               Amortized      Fair     Amortized     Fair
                                  Cost        Value      Cost        Value
                               ---------   ---------   ---------   ---------
Due in one year or less        $   556.4   $   571.2   $    20.1   $    20.2
Due after one year through
  five years                     1,946.2     2,253.2       277.9       294.9
Due after five years through
  10 years                       2,265.3     2,731.9       267.3       288.7
Due after 10 years              11,700.7    14,063.4     1,774.9     1,890.8
U.S. mortgage-backed
  securities                        69.2        72.4       243.1       251.1
                               ---------   ---------   ---------   ---------
    Total fixed-maturity
      securities available
      for sale                 $16,537.8   $19,692.1   $ 2,583.3   $ 2,745.7
                               =========   =========   =========   =========


     Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related assets. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1997, the average duration of the yen-denominated policy liabilities was approximately 13 years, unchanged from 1996. The average duration of the yen-denominated invested assets was approximately nine years at both December 31, 1997 and 1996. The weighted-average period to maturity of fixed-maturity securities of AFLAC Japan at December 31, 1997, was 13.5 years, compared with 12.2 years at December 31, 1996.



















                                  EXH 13-50

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

(In thousands)                           1997         1996         1995
                                      ----------   ----------   ----------
Realized gains (losses) on sale
 or redemption of investments:
  Fixed-maturity securities:
    Gross gains from sales           $    24,417  $    20,994  $     7,561
    Gross losses from sales              (33,002)     (17,508)     (16,293)
    Net gains from redemptions               227          112          924
                                      ----------   ----------   ----------
                                          (8,358)       3,598       (7,808)
  Equity securities:
    Gross gains from sales                16,345        2,529        9,471
    Gross losses from sales              (12,145)      (1,339)      (1,662)
  Other long-term assets, net             (1,282)      (2,808)        (271)
                                      ----------   ----------   ----------
     Net realized gains (losses)     $    (5,440) $     1,980  $      (270)
                                      ==========   ==========   ==========

Changes in unrealized gains (losses):
  Fixed-maturity securities          $   930,164  $  (183,737) $ 1,749,389
  Equity securities                       15,977       22,929       14,362
                                      ----------   ----------   ----------
     Net unrealized gains (losses)   $   946,141  $  (160,808) $ 1,763,751
                                      ==========   ==========   ==========

     The Company classifies all fixed-maturity securities as available for sale. All fixed-maturity and equity securities are carried at fair value. The related unrealized gains and losses, less amounts applicable to policy liabilities and deferred income taxes, are reported in the accumulated other comprehensive income component of shareholders' equity. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of the shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates at these dates.

     The net effect of unrealized gains and losses from securities available for sale on shareholders' equity at December 31 was:

 (In thousands)                    1997                    1996
                               ------------            ------------
Securities available
 for sale -
 unrealized gains              $  3,382,746            $  2,436,605
Less:
  Policy liabilities              1,271,701               2,023,107
  Deferred income taxes             826,328                 133,344
                                -----------             -----------
Shareholders' equity,
  net unrealized gains
  on securities
  available for sale           $  1,284,717            $    280,154
                                ===========             ===========


                                  EXH 13-51

     The following fixed-maturity securities individually exceeded 10% of shareholders' equity at December 31:
                                       1997                    1996
                               -------------------     -------------------
                               Amortized    Fair       Amortized    Fair
(In millions)                    Cost       Value        Cost       Value
                               -------------------     -------------------
Japan National Government      $5,178.0   $6,715.8     $5,787.7   $6,987.9
Tokyo Electric Power
  Company, Ltd.                   741.6      884.6        850.3      974.1
Chubu Electric Power              444.3      518.0        552.8      621.9
Province De Quebec                    *          *        299.5      323.3
Tohoku Electric Power                 *          *        223.7      254.7
ASLK-CGER IFICO                       *          *        215.3      224.3
BIL Asia Group                        *          *        215.3      221.5
Generale Bank N.V.                    *          *        215.3      219.4
Abbey National PLC                    *          *        215.3      249.5
Societe Generale                      *          *        214.6      236.5
Tokyo Metropolitan
  Government                          *          *        211.5      237.5
Kyushu Electric Power
  Company, Ltd.                       *          *        211.3      245.6

*Less than 10%

     AFLAC Japan's investments in Japanese government bonds (at amortized cost) constituted 28.3% and 34.0% of total fixed-maturity securities available for sale at December 31, 1997 and 1996, respectively. Private placement investments held by AFLAC Japan (at amortized cost) accounted for 34.2% and 27.7% of total fixed-maturity securities available for sale at December 31, 1997 and 1996, respectively.

     The components of net investment income for the years ended December 31 were as follows:

(In thousands)                          1997          1996          1995
                                     ---------     ---------     ---------
Fixed-maturity securities           $1,076,246    $1,026,611    $1,030,224
Equity securities                        1,821         1,705         1,466
Mortgage loans and other                 1,724         1,786         2,023
Short-term investments and
  cash equivalents                      15,634         9,543        13,472
                                     ---------     ---------     ---------
  Gross investment income            1,095,425     1,039,645     1,047,185
Less investment expenses                17,710        17,690        22,225
                                     ---------     ---------     ---------
  Net investment income             $1,077,715    $1,021,955    $1,024,960
                                     =========     =========     =========

     At December 31, 1997, fixed-maturity securities with a market value of $3.8 million were on deposit with regulatory authorities in the United States. As of December 31, 1997, $40.4 million, at fair value, of AFLAC Japan's investment securities had been pledged to the Japan policyholder protection fund. The amount of securities pledged is based on relative company size. Also, fixed-maturity securities with a market value of $9.5 million were on deposit with the Central Bank of China, R.O.C., as required by the Ministry of Finance in Taiwan. The Company retains ownership of these securities on deposit and receives the related investment income.
                                  EXH 13-52

(4)  FINANCIAL INSTRUMENTS

     NONDERIVATIVES: The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable and payables for security transactions approximated their fair values due to the short-term maturity of these instruments. Consequently, such instruments are not included in the table presented on the following page.

     The methods of determining the fair values of the Company's fixed-maturity and equity securities are described in Note 3. The fair values for mortgage loans were estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. The fair values for notes payable with fixed interest rates were estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowings.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At December 31, 1997 and 1996, the Company held Japanese government bonds as collateral for loaned securities. Securities received as collateral for such loans are reported separately in assets at fair value with a corresponding liability of the same amount for the return of such collateral at termination of the loans. (Beginning in 1998, such collateral assets and the related liability will no longer be included on the balance sheet under the new accounting provisions of SFAS No. 125 and SFAS No. 127. Note 1.) The Company's security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter. Bond market quotations are used to determine the fair value and carrying value of the collateral asset and related liability.

     DERIVATIVES: The Company has only limited activity with derivative financial instruments and does not use them for trading purposes nor engage in leveraged derivative transactions. In addition, the Company does not use derivatives to hedge the foreign-currency-denominated net assets of its foreign insurance operations, except for short-term hedges of its annual profit repatriations. See Note 1 for a description of the Company's accounting policies for derivative financial instruments. See Note 2 for additional information on the Company's yen-denominated net assets.

     The Company has outstanding interest rate swaps on all of its variable-interest-rate yen-denominated borrowings (Note 7). These swaps reduce the impact of changes in interest rates on the Company's borrowing costs and effectively change the Company's interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts. Under these agreements, the Company makes fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receives floating-rate payments in return (1.15% at December 31, 1997 plus loan costs of 20 or 25 basis points) based on the three-month Tokyo Interbank Offered Rate.

     The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date. The Company is exposed to nominal credit risk in the event of nonperformance by counterparties to these interest rate swap agreements. All counterparties are credit-worthy financial institutions.


                                  EXH 13-53

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                   1997                        1996
                        ------------------------    -----------------------
                          Carrying       Fair         Carrying      Fair
(In thousands)             Amount        Value         Amount       Value
                        ------------------------    -----------------------
Assets:
 Fixed-maturity
   securities           $22,437,818  $22,437,818   $20,327,726  $20,327,726
 Equity securities          146,326      146,326       136,328      136,328
 Mortgage loans              14,137       17,248        17,802       21,151
 Policy loans                 1,288        1,288         1,273        1,273
 Securities held as
   collateral for
   loaned securities      3,034,241    3,034,241       573,911      573,911

Liabilities:
 Notes payable (excluding
   capitalized leases):     505,223      505,223       328,141      328,825
 Derivatives - interest
   rate swaps*                    -        8,108             -        8,802
 Payables for return of
   collateral on loaned
   securities             3,034,241    3,034,241       573,911      573,911


*Off-balance sheet financial instrument.


(5)  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

(In thousands)                                     1997          1996
                                                 --------      --------
Land                                             $110,517      $124,264

Buildings                                         289,912       327,757

Equipment                                         147,400       188,272
                                                  -------       -------
                                                  547,829       640,293

Less accumulated depreciation                     161,780       168,386
                                                  -------       -------
  Net property and equipment                     $386,049      $471,907
                                                  =======       =======









                                  EXH 13-54

(6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

(In millions)              Liability Amounts           Interest Rates
                      ----------------------------   -------------------
                      Policy                           Year
                      Issue                             of       In 20
                       Year       1997      1996       Issue     Years
                      ------   --------   --------   --------  ---------
Health insurance:
  Foreign:           1997     $    96.9  $       -      3.5%      3.5%
                     1995-96       67.0       59.2      4.0       4.0
                     1994-96    1,227.3    1,025.8      4.5       4.5
                     1990-94    7,595.1    7,457.7      5.5       5.5
                     1988-93    1,071.0    1,103.5      5.25      5.25
                     1987-88    1,144.7    1,203.9      5.5       5.5
                     1985-87      168.3      189.5      5.65      5.65
                     1985-86      891.0      936.5      6.75      5.5
                     1978-84    2,390.8    2,565.8      6.5       5.0
                     1974-79      616.0      597.0      7.0       5.0
                     Other         64.0       46.3

  U.S.:              1988-97      589.9      481.5      8.0       6.0
                     1986-97      489.4      440.0      6.0       6.0
                     1985-86       25.7       25.4      6.5       6.5
                     1981-86      260.6      264.4      7.0       5.5
                     Other        158.3      157.3

Life insurance:
  Foreign:           1995-97      242.3       93.4      3.5-4.0   3.5-4.0

  U.S.:              1956-97       28.8       26.9      4.0-6.0   4.0-6.0

Adjustment for
 market value of
 securities (Note 3)            1,271.7    2,023.1
                               --------   --------
                       Total  $18,398.8  $18,697.2
                               ========   ========


     The weighted-average interest rates reflected in the Consolidated Statements of Earnings for health insurance future policy benefits for Japan policies were 5.5% in both 1997 and 1996 and 5.6% in 1995, and for U.S. policies, 6.4% in both 1997 and 1996 and 6.3% in 1995.











                                  EXH 13-55

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In thousands)                             1997         1996         1995
                                        ---------    ---------    ---------
Unpaid supplemental health claims -
  beginning of year                    $1,029,708   $1,014,736   $  916,139
                                        ---------    ---------    ---------
Add claims incurred during the year
  related to:
    Current year                        2,356,595    2,378,211    2,411,025
    Prior years                          (160,401)    (158,418)    (130,882)
                                        ---------    ---------    ---------
       Total incurred                   2,196,194    2,219,793    2,280,143
                                        ---------    ---------    ---------
Less claims paid during the year:
  On claims incurred during
    current year                        1,514,259    1,478,673    1,503,922
  On claims incurred during
    prior years                           627,172      618,340      632,267
                                        ---------    ---------    ---------
       Total paid                       2,141,431    2,097,013    2,136,189
                                        ---------    ---------    ---------
Effect of foreign exchange rate
  changes on unpaid claims                (92,229)    (107,808)     (45,357)
                                        ---------    ---------    ---------
Unpaid supplemental health claims -
  end of year                             992,242    1,029,708    1,014,736
Unpaid claims for life and
  other business                           18,277        9,549        1,559
                                        ---------    ---------    ---------
       Total liability for
        unpaid policy claims           $1,010,519   $1,039,257   $1,016,295
                                        =========    =========    =========


     Amounts shown for prior year claims incurred during the year result from differences between actual claim settlement amounts and the original estimates thereof.



















                                  EXH 13-56

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In thousands)                                         1997         1996
                                                     ---------    ---------
Unsecured, yen-denominated notes payable to banks:
  2.29% (2.74% in 1996) reducing, revolving
    credit agreement, due annually
    through July 2001                                $ 348,962    $ 284,238
  1.24% revolving credit agreement,
    due October 2002                                   149,116            -
  Variable interest rate, paid in full                       -       17,453
  Short-term line of credit                                  -        9,850
9.60% to 10.72% unsecured notes payable to
  bank, due semiannually, through September 1998         6,944       15,389
Obligations under capitalized leases, due
  monthly through 2002, secured by computer
  equipment in Japan                                    17,986       25,392
Other                                                      201        1,211
                                                      --------     --------
    Total notes payable                              $ 523,209    $ 353,533
                                                      ========     ========


     The Company has a reducing, revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $400 million. Under the terms of the agreement, the borrowing limit will reduce to $325 million on July 15, 1998, $250 million on July 15, 1999, and $125 million on July 15, 2000. At December 31, 1997, 45.4 billion yen ($349.0 million) was outstanding under this agreement.

     In 1997, the Company entered into an unsecured revolving credit agreement with a borrowing limit of $250 million, payable in either Japanese yen or U.S. dollars. At December 31, 1997, 19.4 billion yen ($149.1 million) was outstanding under this agreement.

     Interest rate swaps related to the 2.29% and 1.24% (fixed rates after swaps) loans are described in Note 4.

     The aggregate contractual maturities of notes payable during each of the five years after December 31, 1997, are: 1998, $39.6 million; 1999, $80.0 million; 2000, $128.2 million; 2001, $126.2 million and 2002, $149.2 million.

     The Company was in compliance with the covenants of the various credit agreements at December 31, 1997.










                                  EXH 13-57

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In thousands)                                1997              1996
                                           ----------        ----------
Deferred income tax liabilities:
  Deferred acquisition costs               $  974,658        $  972,678
  Unrealized gains on securities
    available for sale                      1,332,170           949,978
  Difference in tax basis of
    investment in AFLAC Japan                  85,877                 -
  Premiums receivable                          73,017            73,353
                                            ---------         ---------
    Total deferred income
     tax liabilities                        2,465,722         1,996,009
                                            ---------         ---------
Deferred income tax assets:
  Other basis differences in
    investment securities                     153,287            62,855
  Foreign tax credit carryforwards             64,052           116,607
  Policy benefit reserves                     515,913           720,755
  Unfunded retirement benefits                 71,593            63,292
  Other accrued expenses                       63,235            66,824
  Difference in tax basis of
    investment in AFLAC Japan                       -             2,354
  Other                                       118,909           125,120
                                            ---------         ---------
    Total gross deferred tax assets           986,989         1,157,807
  Less valuation allowance                    123,319           162,903
                                            ---------         ---------
    Total deferred income tax assets          863,670           994,904
                                            ---------         ---------
      Net deferred income tax liability     1,602,052         1,001,105
Current income tax liability                  225,285           180,016
                                            ---------         ---------
      Total income tax liability           $1,827,337        $1,181,121
                                            =========         =========

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. The Company has established valuation allowances primarily for foreign tax credit and non-insurance loss carryforwards that exceed projected future offsets. Only 35% of non-insurance losses can be offset against life insurance taxable income each year. During 1997, the valuation allowance for deferred tax assets decreased by $39.6 million (increased by $11.5 million in 1996) due to changes in carryforwards of foreign tax credits and non-insurance losses.

     Foreign tax credit carryforwards available at December 31, 1997, expire as follows: $50.9 million in 2000 and $13.1 million in 2001.






                                  EXH 13-58

     The components of income tax expense applicable to pretax earnings for the years ended December 31 were as follows:

 (In thousands)                   Japan           U.S.          Total
                               -----------    -----------    -----------
Income tax expense (benefit):

  1997:
    Current                    $   202,661    $    89,318    $   291,979
    Deferred                        (5,407)        (6,775)       (12,182)
                                ----------     ----------     ----------
      Total                    $   197,254    $    82,543    $   279,797
                                ==========     ==========     ==========
  1996:
    Current                    $   206,716    $    32,966    $   239,682
    Deferred                        14,153          1,803         15,956
                                ----------     ----------     ----------
      Total                    $   220,869    $    34,769    $   255,638
                                ==========     ==========     ==========
  1995:
    Current                    $   213,784    $    19,878    $   233,662
    Deferred                        17,781            495         18,276
                                ----------     ----------     ----------
      Total                    $   231,565    $    20,373    $   251,938
                                ==========     ==========     ==========


     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In thousands)                         1997          1996          1995
                                    ---------     ---------     ---------
Income taxes based on U.S.
  statutory rates                   $ 302,687     $ 227,500     $ 210,348
U.S. alternative minimum tax           50,026        26,333        12,558
Unrecognized foreign tax credits      (91,096)      (11,331)       11,992
Non-insurance losses generating
  no current tax benefit                    -        12,344         7,010
Other, net                             18,180           792        10,030
                                     --------      --------      --------
  Income tax expense                $ 279,797     $ 255,638     $ 251,938
                                     ========      ========      ========













                                  EXH 13-59

     Income taxes are recorded in the Statements of Earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

(In thousands)                                   1997      1996      1995
                                               --------  --------  --------
Statements of earnings                         $279,797  $255,638  $251,938
                                                -------   -------   -------
Other comprehensive income:
  Change in unrealized foreign currency
    translation gains arising
    during the year                                   -         -    (2,177)
  Unrealized gains on securities
    available for sale:
      Unrealized holding gains (losses)
        arising during the year                 688,197  (112,951)  (40,263)
      Reclassification adjustment
        for realized (gains) losses
        included in net earnings                  4,786    (3,254)      593
                                                -------   -------   -------
    Total income taxes allocated to
      other comprehensive income                692,983  (116,205)  (41,847)
                                                -------   -------   -------
Additional paid-in capital, exercise
  of stock options                               (1,345)        -         -
                                                -------   -------   -------
      Total income taxes                       $971,435  $139,433  $210,091
                                                =======   =======   =======


     Realized investment losses incurred by AFLAC Japan on dispositions of securities are generally deductible for Japanese income tax purposes. Accordingly, the income tax effects recognized for net realized and unrealized investment gains and losses reflect such tax benefit of any losses related to AFLAC Japan operations. Also, AFLAC Japan received certain Japanese income tax benefits from foreign exchange translation losses on its dollar-denominated investments. These tax benefits are included directly in shareholders' equity in the unrealized foreign currency translation gains component of accumulated other comprehensive income.

     In March 1997, the Japanese government ratified new income tax provisions that increase income taxes on investment income received by foreign companies operating in Japan from securities issued from their home country. The new provisions are effective beginning in 1998. Management has mitigated some of the tax impact through investment alternatives and by restructuring portions of the existing investment portfolio. Management estimates the net impact of this tax change will decrease 1998 net earnings by $13 million.

     Most of the Company's income tax expense represents Japanese income taxes on AFLAC Japan's operating results calculated at Japan's corporate tax rate of 45.3%. In December 1997, Japanese government leaders announced proposals to stimulate the Japanese economy. If enacted as presently proposed, the Japan corporate tax rate would be reduced beginning in 1999. The proposals also included tax-base broadening provisions whereby certain accrued expenses would no longer be deductible for tax purposes until paid. These new proposals are expected to be finalized in March 1998.

                                  EXH 13-60

(9)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands)                          1997          1996          1995
                                      --------      --------      --------
Common stock - issued:
  Balance at beginning of year         157,239       156,358       155,999
  Exercise of stock options                951           881           359
                                      --------      --------      --------
  Balance at end of year               158,190       157,239       156,358
                                      --------      --------      --------
Treasury stock:
  Balance at beginning of year          19,354        14,384         6,544
  Purchases of treasury stock:
    Open market                          6,369         5,925         8,223
    Received from employees
     for taxes on option exercises         195           140             -
  Shares issued to sales associates
    stock bonus plan and dividend
    reinvestment plan                     (763)         (937)         (311)
  Exercise of stock options               (183)         (158)          (72)
                                      --------      --------      --------
  Balance at end of year                24,972        19,354        14,384
                                      --------      --------      --------
Shares outstanding at end of year      133,218       137,885       141,974
                                      ========      ========      ========

     In May 1997, the shareholders of the Company approved an increase in the number of authorized shares of common stock from 175 million shares to 400 million shares.

     SHARE REPURCHASE PROGRAM: During 1997, the Company's board of directors authorized the purchase of up to an additional 4.0 million shares of the Company's common stock. Since the inception of the share repurchase program in February 1994, the board of directors has authorized the purchase of up to 32.4 million shares, and as of December 31, 1997, the Company had purchased 26.8 million shares. The differences in percentage increases in net earnings and net earnings per share primarily reflect the impact of the share repurchase program.

     STOCK OPTIONS: In May 1997, the shareholders of the Company approved the AFLAC Incorporated 1997 Stock Option Plan. The maximum number of shares of common stock authorized for the grant of options under this plan is 7.0 million. At December 31, 1997, 6.3 million shares were available for future grants.

     The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The option period runs for a maximum of 10 years. The exercise price must be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized by the Company. The options are exercisable immediately unless they are placed under a vesting schedule which is determined by the compensation committee of the board of directors.


                                  EXH 13-61

     The following table summarizes stock option activity:

                                                          Weighted-Average
                                           Option          Exercise Price
                                           Shares            per Share
                                          ---------       ----------------
  Outstanding at December 31, 1994        8,148,364         $  13.53
    Granted                                 549,377            28.08
    Canceled                                (25,313)           18.65
    Exercised                              (470,047)           11.32
                                          ---------
  Outstanding at December 31, 1995        8,202,381            14.62
    Granted                               1,830,085            32.79
    Canceled                                (61,976)           24.96
    Exercised                            (1,166,419)           10.56
                                          ---------
  Outstanding at December 31, 1996        8,804,071            18.86
    Granted                                 725,525            53.45
    Canceled                                (17,813)           29.75
    Exercised                            (1,270,985)           11.56
                                          ---------
  Outstanding at December 31, 1997        8,240,798         $  23.01
                                          =========          =======


                                      1997          1996          1995
                                   ---------     ---------     ---------
Shares exercisable at
 end of year                       6,628,043     6,776,583     7,676,624
                                   =========     =========     =========

Weighted-average fair value
 per share of shares granted
 during the year                   $   53.45     $   32.79     $   28.08
                                   =========     =========     =========

     The following table summarizes information about stock options outstanding at December 31, 1997:

                         Options Outstanding           Options Exercisable
                 -----------------------------------  ----------------------
                             Weighted-
                             Average      Weighted-               Weighted-
                             Remaining    Average                 Average
Range of         Number      Contractual  Exercise    Number      Exercise
Exercise Prices  Outstanding Life (Yrs)   Price       Exercisable Price
---------------  ----------- ------------ ----------  ----------- ----------
$ 3.57 - $ 7.13     587,380       2.2     $    4.40      587,380  $    4.40
  7.33 -   8.00     571,004       2.1          7.90      571,004       7.90
  8.07 -  16.13     885,449       3.5         11.81      885,449      11.81
 18.83            2,861,269       5.5         18.83    2,861,269      18.83
 19.20 -  28.21     827,436       6.9         25.23      818,436      25.24
 31.67            1,352,985       8.1         31.67      446,566      31.67
 33.94 -  42.94     429,750       8.7         36.47      143,285      36.47
 49.50 -  55.38     725,525       9.6         53.45      314,654      53.34
                  ---------                            ---------
$ 3.57 - $55.38   8,240,798       5.9     $   23.01    6,628,043  $   19.35
                  =========                            =========
                                  EXH 13-62

     The Company does not recognize compensation cost in the Consolidated Statements of Earnings for employee stock options. Had compensation cost for the Company's stock options granted in 1995 through 1997 been determined using the fair-value-based method as described in SFAS No. 123, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

(In thousands, except for           1997           1996           1995
  per-share amounts)             ---------      ---------      ---------

Net earnings:
  As reported                   $ 585,023      $ 394,363      $ 349,057

  Amortization of fair value
    of options granted
    after 1994                    (12,137)        (8,479)        (1,786)
                                ---------      ---------      ---------
  Pro forma net earnings        $ 572,886      $ 385,884      $ 347,271
                                =========      =========      =========

Earnings per share:
  Basic, as reported            $    4.30      $    2.81      $    2.40

  Amortization of fair value
    of options granted
    after 1994                       (.09)          (.06)          (.01)
                                ---------      ---------      ---------
  Pro forma basic earnings
    per share                   $    4.21      $    2.75      $    2.39
                                =========      =========      =========

Earnings per share:
  Diluted, as reported          $    4.16      $    2.73      $    2.33

  Amortization of fair value
    of options granted
    after 1994                       (.09)          (.06)          (.01)
                                ---------      ---------      ---------
  Pro forma diluted earnings
    per share                   $    4.07      $    2.67      $    2.32
                                =========      =========      =========


     The fair value of each option granted during 1995 through 1997 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions:

                                   1997            1996            1995
                                ---------       ---------       ---------
Expected life from vesting
  date (years)                   3.4-6.1         3.7-6.1         2.5-7.1
Dividend yield                       1.0%            1.0%            1.0%
Expected volatility                 20.2%           19.3%           21.3%
Risk-free interest rate              6.0%            7.0%            6.5%




                                  EXH 13-63

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The provisions of SFAS No. 123 were applicable prospectively and the above pro forma disclosures therefore do not include amortization of the fair value of awards prior to 1995. Also, the Company expects to grant additional awards in future years.

     VOTING RIGHTS: In accordance with the Parent Company's Articles of Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.


(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $4.2 billion at December 31, 1997, on a generally accepted accounting principles basis. AFLAC Japan accounted for $2.5 billion of these net assets.

     The Company's insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Ministry of Finance, on the basis of statutory accounting practices prescribed or permitted by such authorities. As determined on a U.S. statutory accounting basis, net income of AFLAC was $335.5 million in 1997, $256.6 million in 1996 and $194.3 million in 1995, and capital and surplus was $1.8 billion and $1.4 billion at December 31, 1997 and 1996, respectively.

     Reconciliations of AFLAC's net assets on a generally accepted accounting principles basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

     (In thousands)                               1997            1996
                                              -----------     -----------
Net assets on GAAP basis                      $ 4,174,818     $ 2,644,408
Adjustment of fixed-maturity securities
  from fair value to amortized cost            (3,315,880)     (2,385,328)
Elimination of deferred policy
  acquisition costs                            (2,576,867)     (2,580,682)
Adjustment to policy liabilities                2,110,730       2,992,056
Elimination of deferred income taxes            1,642,431       1,030,111
Reduction in premiums receivable                  (83,664)        (83,946)
Establishment of asset valuation reserve         (116,915)       (188,131)
Elimination of statutory non-admitted assets      (84,378)        (73,321)
Difference in translation adjustment               67,523            (477)
Difference in accrued expenses                     24,293          63,244
Other, net                                        (70,786)        (12,413)
                                              -----------     -----------
  Net assets on U.S. statutory
    accounting basis                          $ 1,771,305     $ 1,405,521
                                              ===========     ===========


     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management

                                  EXH 13-64
fees (see Note 2) and other payments to the Parent Company by its insurance subsidiary are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that the insurance subsidiary must maintain adequate risk-based capital. Also, the maximum amount of dividends that can be paid by insurance companies domiciled in the State of Georgia to shareholders without prior approval of the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory surplus as of the previous year-end. Dividend payments by AFLAC during 1998 in excess of $329.7 million would require such approval. Dividends paid by AFLAC during 1997 were $66.5 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders and obtaining remittance approvals from such authorities. These conditions include compliance with risk-based capital guidelines for Japanese insurers. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $347.0 million in 1997, $217.3 million in 1996 and $140.5 million in 1995. Management expects to continue to obtain approvals from Japanese regulatory authorities for annual profit transfers.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $400.0 million and $466.9 million at December 31, 1997 and 1996, respectively. Japanese statutory accounting practices differ in many respects from U.S. generally accepted accounting principles. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, deferred income tax liabilities are not recognized, and investment securities are carried at cost less certain market value adjustments.


(11)  BENEFIT PLANS

     RETIREMENT PLANS: The Company sponsors several defined-benefit retirement plans covering substantially all employees. The retirement benefits for employees are generally based on years of service and formula-determined salaries at retirement. It is the Company's general policy to annually fund through a trust the accrued costs for the U.S. employee plans to the extent deductible for U.S. federal income tax purposes (such accrued costs are calculated under the frozen entry-age actuarial cost method). A portion of the AFLAC Japan employee retirement program is funded under a group annuity arrangement with another insurance company. An accrued liability is included in the consolidated financial statements for the unfunded portion of the AFLAC Japan program and supplemental plans for certain Japan and U.S. officers and their beneficiaries.





                                  EXH 13-65

     The components of retirement expense and significant actuarial assumptions for the years ended December 31 are shown below.

                                1997             1996             1995
                           --------------   --------------   --------------
(In thousands)              Japan   U.S.     Japan   U.S.     Japan   U.S.
                           ------  ------   ------  ------   ------  ------
Basic employee plans:
  Service cost for
    benefits earned
    during the year       $ 2,224 $ 2,450  $ 2,169 $ 2,591  $ 2,610 $ 1,880
  Interest cost on
    projected benefit
    obligations               982   3,132    1,031   3,142    1,148   2,686
  Less actual investment
    return on plan assets    (894) (7,166)  (1,117) (4,429)    (518) (6,344)
  Net amortization
    and deferral              620   4,057      702   1,861      696   4,370
  Net curtailment gain          -    (377)       -       -        -       -
                            -----   -----    -----   -----    -----   -----
     Total retirement
       expense for basic
       employee plans       2,932   2,096    2,785   3,165    3,936   2,592
Officers, retirees and
  beneficiaries - unfunded
  supplemental plans        1,326  27,350    1,369  35,806    1,395  35,634
                            -----  ------    -----  ------    -----  ------
     Total retirement
       expense            $ 4,258 $29,446  $ 4,154 $38,971  $ 5,331 $38,226
                            =====  ======    =====  ======    =====  ======
Significant actuarial
  assumptions:
  Discount rate for:
    Net periodic pension
      costs                  4.0%    7.0%     4.0%    7.0%     4.0%    8.0%
    Benefit obligations      4.0     7.0      4.0     7.0      4.0     7.0
  Projected increase in
    salary levels            3.5     5.0      3.5     5.0      3.5     5.0
  Expected long-term
    return on plan assets    2.5     9.0      2.5     9.0      4.5     9.0


















                                  EXH 13-66

     Reconciliations of the funded status of the basic employee plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:
                                           1997                  1996
                                     ----------------     ----------------
(In thousands)                        Japan     U.S.       Japan     U.S.
                                     -------  -------     -------  -------
Plan assets, at fair value
  (primarily bonds, stocks
  and insurance contracts)           $18,547  $45,530     $18,445  $37,574
                                      ------   ------      ------   ------
Actuarial present value of
  benefit obligations:
   Accumulated benefit obligations,
     based on employee service to
     date and present salary levels:
       Vested benefits                13,531   35,677      15,768   32,557
       Non-vested benefits             1,158    3,067          94    1,167
   Effect of assumed future
     salary increases                 10,938   11,721       8,789   13,945
                                      ------   ------      ------   ------
   Projected benefit obligations      25,627   50,465      24,651   47,669
                                      ------   ------      ------   ------
Projected benefit obligations
  in excess of plan assets            (7,080)  (4,935)     (6,206) (10,095)
Unamortized net losses (gains) from
  plan experience variations and
  changes in actuarial assumptions     1,160    3,539        (170)   9,731
Unrecognized prior service
  cost (credit)                          932      182       1,119     (222)
Unamortized net transition
  (gain) loss                            523     (961)        673   (1,083)
                                      ------   ------      ------   ------
   Prepaid retirement liability
     recognized in consolidated
     balance sheets                  $(4,465) $(2,175)    $(4,584) $(1,669)
                                      ======   ======      ======   ======

     In addition to the funded benefit obligations for basic employee plans, the accrued retirement liability for unfunded supplemental retirement plans for various officers and beneficiaries at December 31, 1997 and 1996, was $195.4 million and $165.7 million, respectively. The actuarial present value of projected benefit obligations for these plans was $198.9 million and $170.2 million at December 31, 1997 and 1996, respectively. The discount rates used were 4.0% for AFLAC Japan, and 7.0% for AFLAC U.S. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Benefits are payable at .5% of the Company's "net earnings" for the previous year as defined in the agreement.

     POSTRETIREMENT BENEFITS: In addition to pension benefits, substantially all U.S. employees of the Company participate in health care benefit plans. Employees become eligible for these benefits, up to age 65, if they terminate employment after age 55 with 15 years of service. Certain employees and retirees are eligible for nonmedical benefits. The accumulated benefit obligation as of December 31, 1997 and 1996, was $10.1 million and $9.4 million, respectively, based on an assumed discount rate of 7.0% for both years.
                                  EXH 13-67

     Net postretirement benefit cost for the years ended December 31 included the following components:

(In thousands)                             1997         1996         1995
                                          ------       ------       ------
Service cost                             $  313       $  296       $  229
Interest cost                               674          630          536
Amortization of unrecognized gains          (34)         (41)        (207)
                                          -----        -----        -----
   Postretirement benefit cost           $  953       $  885       $  558
                                          =====        =====        =====


     The discount rate used in 1997 for the periodic cost was 7%, and the projected health care cost trend rate was 11%, graded to 7% over four years. A one percentage point increase in the health care cost trend rate would increase the postretirement benefit obligation and the aggregate of service and interest costs by approximately 7.0% and 9.4%, respectively.

     STOCK BONUS PLAN: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The participants are subject to vesting requirements based on years of service. Any shares forfeited reduce future contributions of AFLAC U.S. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $10.5 million in 1997, $8.9 million in 1996 and $8.0 million in 1995.


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

     LAND PURCHASE COMMITMENT: AFLAC Japan's administrative office building is located on partially leased land. Under the terms of an agreement entered into in 1991, the Company is committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 1997, the fair value of the leased land was estimated to be 1.9 billion yen ($14.8 million).











                                  EXH 13-68

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





                                  EXH 13-69

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                       KPMG PEAT MARWICK LLP


Atlanta, Georgia
January 29, 1998

















                                  EXH 13-70

                                           Unaudited Consolidated Quarterly Financial Data
                                               (In thousands, except per-share amounts)
Three Months ended,              March 31, 1997            June 30, 1997         September 30, 1997        December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------
                               Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
-----------------------------------------------------------------------------------------------------------------------------
Total revenues              $ 1,707,543     (1.3)%   $ 2,008,687     15.3%    $ 1,789,620       .8%    $ 1,744,852     (5.8)%
Net earnings                     90,157      4.2         302,793    253.1          96,079      8.8          95,994    (28.2)
-----------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)      $       .66      8.2%    $      2.22    263.9%    $       .70     11.1%    $       .72    (25.8)%
  Net earnings (diluted)            .64      8.5            2.14    262.7             .68      9.7             .69    (25.8)
  Cash dividends                    .10                      .115                     .115                     .115
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Three Months ended,              March 31, 1996            June 30, 1996         September 30, 1996        December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------
                               Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
-----------------------------------------------------------------------------------------------------------------------------

Total revenues              $ 1,729,920       .9%    $ 1,741,657     (9.9)%   $ 1,775,579     (2.0)%   $ 1,853,047      7.0%
Net earnings                     86,523      1.9          85,747     (7.7)         88,345       .4         133,748     60.5
------------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)      $       .61      7.0%    $       .61     (3.2)%   $       .63      3.3%    $       .97     64.4%
  Net earnings (diluted)            .59      5.4             .59     (3.3)            .62      3.3             .93     63.2
  Cash dividends                    .087                     .10                      .10                      .10
-----------------------------------------------------------------------------------------------------------------------------















                                                              EXH 13-71




















72