Form 10-K, Exhibit 13
period 1998-12-31
AFLAC INC
filed 1999-03-26
CIK 4977

                                EXHIBIT 13


































                                    EXH 13

                                 EXHIBIT 13

     The following information is contained in the 1998 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1998 Form 10-K have been reproduced herein as
Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                  PART II

ITEM 5.  (a) Market Information:

     The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1998, are as follows:

                      Quarterly Common Stock Prices


        1998                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  45.31          $  25.50         $  43.88
     3rd Quarter             38.25             25.13            28.56
     2nd Quarter             34.50             29.50            30.31
     1st Quarter             33.62             22.69            31.63



        1997                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  28.16          $  22.13         $  25.56
     3rd Quarter             28.94             24.25            27.13
     2nd Quarter             25.69             19.19            23.63
     1st Quarter             21.75             18.75            18.75



        1996
   ---------------------------------------------------------------------
     4th Quarter          $  22.00          $  17.88         $  21.38
     3rd Quarter             18.69             14.13            17.75
     2nd Quarter             16.44             14.50            14.94
     1st Quarter             16.50             14.42            15.63










                                  EXH 13-1

ITEM 5.  (b)  Holders:

                              1998             1997              1996
---------------------------------------------------------------------------
Number of common
 shares outstanding        265,684,034      266,436,020       275,769,774
Number of registered
 common shareholders            62,525           57,788            49,474
Approximate number of
 common shareholders           145,500          128,900           113,300



ITEM 5.  (c)  Quarterly cash dividends:

                                          1998             1997
                                         ------           ------
             4th Quarter                 $.065            $.058
             3rd Quarter                  .065             .058
             2nd Quarter                  .065             .058
             1st Quarter                  .058             .05


     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning shareholders' equity, presented in this Exhibit 13 on page 13-25, and Note 10, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-67.




























                                  EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In millions, except for per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
For the Year                                         1998           1997           1996           1995           1994
                                                   --------       --------       --------       --------       --------
Revenues:
    Premiums, principally supplemental
      health insurance                             $  5,943       $  5,874       $  5,910       $  6,071       $  5,181
    Net investment income                             1,138          1,078          1,022          1,025            839
    Realized investment gains (losses)                   (2)            (5)             2              -              -
    Gain on sale of television business                   -            267             60              -              -
    Other income                                         25             37            106             95             91
                                                   --------       --------       --------       --------       --------
            Total revenues                            7,104          7,251          7,100          7,191          6,111
                                                   --------       --------       --------       --------       --------
Benefits and expenses:
    Benefits and claims                               4,877          4,833          4,896          5,034          4,257
    Expenses                                          1,676          1,553          1,554          1,556          1,350
                                                   --------       --------       --------       --------       --------
            Total benefits and expenses               6,553          6,386          6,450          6,590          5,607
                                                   --------       --------       --------       --------       --------
            Pretax earnings                             551            865            650            601            504
Income taxes                                             64            280            256            252            211
                                                   --------       --------       --------       --------       --------
            Net earnings                           $    487(1)    $    585(2)    $    394(3)    $    349       $    293
                                                   ========       ========       ========       ========       ========

---------------------------------------------------------------------------------------------------------------------------
Per Common Share
---------------------------------------------------------------------------------------------------------------------------
Net earnings (basic)                               $    1.83(1)   $    2.15(2)   $    1.41(3)   $    1.20      $     .97
Net earnings (diluted)                                  1.76(1)        2.08(2)        1.36(3)        1.17            .95
Cash dividends                                           .253           .224           .194           .169           .149
Shareholders' equity                                   14.19          12.88           7.71           7.53           5.86
Price range:                  High                     45.31          28.94          22.00          14.92          12.04
                              Low                      22.69          18.75          14.13          10.63           8.42
                              Close                    43.88          25.56          21.38          14.50          10.67
Price/earnings ratio:*        High                     29.0x          21.8x          18.3x          12.8x          12.7x
                              Low                      14.5           14.1           11.8            9.1            8.9
Common shares used for basic EPS (In thousands)      266,305        272,110        280,352        291,355        302,891
Common shares used for diluted EPS (In thousands)    275,872        281,596        288,922        298,984        309,297
---------------------------------------------------------------------------------------------------------------------------



                                                              EXH 13-3

(In millions, except for share and per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
At Year-End                                          1998           1997           1996           1995           1994
                                                   --------       --------       --------       --------       --------
Assets:
    Investments and cash                           $ 26,994       $ 22,880       $ 20,744       $ 20,045       $ 15,994
    Other                                             4,189          6,574          4,276          5,172          4,293
                                                   --------       --------       --------       --------       --------
      Total assets                                 $ 31,183       $ 29,454       $ 25,020       $ 25,217       $ 20,287
                                                   ========       ========       ========       ========       ========
Liabilities and shareholders' equity:
    Policy liabilities                             $ 24,034       $ 19,885       $ 20,234       $ 19,514       $ 16,007
    Notes payable                                       596            523            354            327            185
    Income taxes                                      1,865          1,827          1,181          1,398          1,392
    Other liabilities                                   918          3,789          1,125          1,844            951
    Shareholders' equity                              3,770          3,430          2,126          2,134          1,752
                                                   --------       --------       --------       --------       --------
      Total liabilities and shareholders' equity   $ 31,183       $ 29,454       $ 25,020       $ 25,217       $ 20,287
                                                   ========       ========       ========       ========       ========
--------------------------------------------------------------------------------------------------------------------------
Supplemental Data
--------------------------------------------------------------------------------------------------------------------------
Operating earnings**                               $    429       $    374       $    347       $    349       $    293
Operating earnings per share (basic)**                 1.61           1.38           1.24           1.20            .97
Operating earnings per share (diluted)**               1.56           1.33           1.20           1.17            .95
Pretax profit margin***                                9.3%           8.6%           8.4%           8.4%           8.3%
After-tax profit margin***                             6.0%           5.4%           4.9%           4.8%           4.8%
Operating return on equity****                        18.7%          18.8%          19.9%          22.0%          20.4%
Yen/dollar exchange rate at year-end                 115.70         130.10         116.10         102.95          99.85
Average yen/dollar exchange rate                     130.89         121.07         108.84          94.10         102.26

Notes:  (1)  Includes gain of $121 ($.46 per basic share, $.44 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.
        (2)  Includes gain of $211 ($.77 per basic share, $.75 per diluted share) from the sale of the broadcast business in 1997.
        (3)  Includes gain of $48 ($.17 per basic share, $.16 per diluted share) from the sale of the broadcast business in 1996.
        (*)  Based on diluted operating earnings per share.
       (**)  Excludes realized investment gains/losses and in 1996 and 1997, the gains from the sale of the television business.  Excludes the charge for the policyholder protection fund and the benefit of the tax rate reduction in 1998.
      (***)  Operating basis.
     (****)  Based on operating earnings and excluding unrealized gains on investment securities, net.

                                                              EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     AFLAC Incorporated is the parent company of American Family Life Assurance Company of Columbus, AFLAC. Our principal business is supplemental health insurance, which is marketed and administered through AFLAC. Most of AFLAC's policies are individually underwritten and marketed at worksites, with premiums paid by the employee. Our operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for our insurance operations.


                             RESULTS OF OPERATIONS

     We paid a two-for-one stock split on June 8, 1998. All share and per-share amounts in this report have been restated for this split.

     Three significant items affected our net earnings during the three-year period ended December 31, 1998.

     First, due to a corporate income tax rate reduction in Japan during 1998, the statutory tax rate for AFLAC Japan declined from 45.3% to 41.7%. This tax rate decline resulted in a reduction in our deferred income tax liability as of March 31, 1998, which increased net earnings by $121 million ($.46 per basic share and $.44 per diluted share) in 1998. For additional information on the income tax reduction, see Note 8 of the Notes to the Consolidated Financial Statements.

     The second factor affecting net earnings was a policyholder protection fund system mandated by the Japanese government during the first quarter of 1998. The pretax charge for our obligation to the new protection fund was $111 million ($65 million after tax, or $.24 per both basic and diluted shares). For further information regarding this policyholder protection fund, see Note 2 of the Notes to the Consolidated Financial Statements.

     Also affecting net earnings was the sale of our television business, which consisted of seven network-affiliated stations. The total pretax gain from the sale was $327 million. The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized in 1996 on this sale were $60 million and $48 million, respectively. The effect of the after-tax gain on 1996 basic and diluted net earnings per share was $.17 and $.16, respectively. The pretax and after-tax gains recognized during the second quarter of 1997 on the closing of the six remaining stations were $267 million and $211 million, respectively. The effect of the after-tax gain on 1997 basic and diluted net earnings per share was $.77 and $.75, respectively. For further information, see Note 2 of the Notes to the Consolidated Financial Statements.










                                  EXH 13-5

     The results of operations by business segment for the three-year period ended December 31, 1998, were as follows.

                SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT
                   (In millions, except for per-share amounts)

                                   Percentage change        Years ended
                                   over previous year       December 31,

                                   ------------------  ---------------------
                                      1998     1997     1998    1997    1996
                                   ------------------  ---------------------
Operating earnings:
  AFLAC Japan.......................  (.4)%   (5.4)%  $ 502   $ 504   $ 533
  AFLAC U.S......................... 24.9     43.4      230     184     129
  Television operations.............                      -       4      26
  All other business segments.......                      2      (2)     (8)
                                                       ----    ----    ----
     Total business segments........  6.3      1.4      734     690     680
  Interest expense, non-insurance
    operations......................  1.2     16.7      (10)    (10)    (13)
  Corporate and eliminations........ 23.4      4.9      (60)    (77)    (79)
                                                       ----    ----    ----
    Pretax operating earnings....... 10.1      2.6      664     603     588
  Income taxes......................  2.8     (4.9)     235     229     241
                                                       ----    ----    ----
    Operating earnings.............. 14.6      7.8      429     374     347

Non-operating items:
  Deferred tax benefit from
    Japanese tax rate reduction.....                    121       -       -
  Provision for the Japanese
    mandated policyholder
    protection fund, net of tax.....                    (65)      -       -
  Gain on sale of television
   business, net of tax.............                      -     211      48
  Realized investment gains
   (losses), net of tax.............                      2       -      (1)
                                                       ----    ----    ----
    Net earnings.................... (16.8)% 48.3%    $ 487   $ 585   $ 394
                                      ====   ====      ====    ====    ====
Operating earnings per basic share..  16.7%  11.3%    $1.61   $1.38   $1.24
Operating earnings per diluted share  17.3   10.8      1.56    1.33    1.20
                                      ====   ====      ====    ====    ====
Net earnings per basic share........ (14.9)% 52.5%    $1.83   $2.15   $1.41
Net earnings per diluted share...... (15.4)  52.9      1.76    2.08    1.36
                                      ====   ====      ====    ====    ====
============================================================================

     The following discussion of earnings comparisons focuses on pretax operating earnings and excludes realized investment gains/losses, the charge for the mandated policyholder protection fund, the benefit of the Japanese tax rate reduction and the gains from the sale of the television business. Operating earnings per share referred to in the following discussion are based on the diluted number of average outstanding shares.



                                  EXH 13-6

FOREIGN CURRENCY TRANSLATION

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     Throughout 1996, 1997 and most of 1998, the yen weakened in relation to the dollar. The average yen-to-dollar exchange rates were 130.89 in 1998,
121.07 in 1997 and 108.84 in 1996. The weakening of the yen during the three-year period lowered operating earnings by $.05 per share in 1998 compared with 1997, $.09 per share in 1997 compared with 1996 and $.15 per share in 1996 compared with 1995. Despite the weakening of the yen, operating earnings per share increased 17.3% to $1.56 in 1998, 10.8% to $1.33 in 1997 and 2.6% to $1.20 in 1996.

     The following table illustrates the effect of foreign currency translation by comparing our reported results with pro forma results as if foreign currency rates had remained unchanged from the previous year.

       SELECTED PERCENTAGE CHANGES FOR SUPPLEMENTAL CONSOLIDATED DATA*
                          (YEARS ENDED DECEMBER 31)

                            Including Foreign          Excluding Foreign
                             Currency Changes          Currency Changes**
                         ------------------------   ------------------------
                           1998    1997    1996      1998     1997     1996
                         ------   ------   ------   ------   ------   ------
Premium income              1.2%   (.6)%   (2.6)%     7.7%     8.5%    10.1%
Net investment income       5.6    5.5      (.3)     11.1     14.0     11.9
Total revenues              1.7    (.7)    (2.1)      8.0      8.2     10.4
Total benefits and
  expenses                   .9   (1.0)    (2.1)      7.4      8.0     10.5
Operating earnings         14.6    7.8      (.4)     18.6     15.2     11.5

Operating earnings
  per share                17.3   10.8      2.6      21.1     18.3     15.4

----------------------------------------------------------------------------
 *  The amounts in this table are presented on an operating basis.
** Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
============================================================================

     The increases in operating earnings per share reflected earnings contributions in the functional currencies of our core insurance operations in Japan and the United States, our share repurchase program and in 1998 lower income tax expense due to the tax rate reduction in Japan.

     Our primary financial objective is the growth of operating earnings per share before the effect of foreign currency translations. In 1996, we set this objective at an annual growth rate of 15% to 17% through the year 2000. In early 1998, we increased our goal for 1998 to 20% growth, which we exceeded. Excluding the effect of currency fluctuations, operating earnings per share increased 21.1% in 1998, 18.3% in 1997 and 15.4% in 1996.

                                  EXH 13-7

     In April 1998, we raised our 1999 objective for growth in operating earnings per share to 20% excluding the impact of currency translation. If that objective is achieved, the following table shows the likely results for operating earnings per share in 1999 when the impact from various foreign currency translations is included.

Annual Average Yen    Annual Operating       % Growth           Yen Impact
  Exchange Rate         Diluted EPS          Over 1998            on EPS
------------------    ----------------       ---------          ----------
  1999 @ 115.00           $ 1.98                26.9%            $  .11
  1999 @ 120.00             1.94                24.4                .07
  1999 @ 125.00             1.91                22.2                .04
  1999 @ 130.89*            1.87                19.9                  -
  1999 @ 135.00             1.85                18.6               (.02)
  1999 @ 140.00             1.82                16.7               (.05)
  1999 @ 145.00             1.80                15.4               (.07)

   * Actual 1998 average exchange rate


PROFIT REPATRIATION

     Repatriated profits represent a portion of the after-tax earnings reported to the Japanese Financial Supervisory Agency (FSA) as of March 31 each year. Such regulatory basis earnings are determined using accounting principles that differ materially from U.S. generally accepted accounting principles. The differences relate primarily to the valuation of investments, policy benefit and claim reserves, acquisition costs and deferred income taxes. Japanese regulatory earnings and related profit repatriations may therefore vary materially from year to year because of these differences.

     AFLAC Japan repatriated profits to AFLAC U.S. of $154 million in 1998, $347 million in 1997 and $217 million in 1996. The profit transfer in 1997 included $125 million of a non-recurring nature. Since the first repatriation in 1989, AFLAC Japan has repatriated $1.2 billion, which has enhanced our flexibility and profitability. We estimate that cumulative profit transfers from 1992 through 1998 have benefited consolidated net earnings by $57 million in 1998, $41 million in 1997 and $26 million in 1996.

     We expect that the 1999 profit repatriation will be approximately 20 billion yen ($171 million using the December 31, 1998, exchange rate). In 1999, a substantial portion of profit repatriation will be used for debt service.


SHARE REPURCHASE PROGRAM

     The shares purchased under the share repurchase program were financed with bank borrowings and available cash. Interest expense related to the share repurchase program was $10 million in 1998, and $9 million in both 1997 and 1996. Consolidated interest expense, including interest expense from insurance operations, was $13 million in 1998, $14 million in 1997 and $16 million in 1996.



                                  EXH 13-8

     The difference between the percentage changes in net earnings and net earnings per share primarily reflects the impact of the share repurchase program. As of December 31, 1998, we had approximately 7.4 million shares still available for purchase under current repurchase authorizations from the board of directors.


INCOME TAXES

     Effective January 1, 1998, the Japanese government changed the income tax provisions for foreign companies operating in Japan, increasing income taxes on investment income and realized gains/losses from securities issued by entities located in their home country. This change increased Japanese income taxes on the income from most of AFLAC Japan's dollar-denominated securities. In addition, in March 1998, the Japanese government enacted a reduction in the Japanese corporate income tax rate. The statutory rate for AFLAC Japan declined from 45.3% to 41.7% beginning May 1, 1998. The net effect of these two Japanese tax changes increased income tax expense on consolidated operating earnings by approximately $10 million for the year ended December 31, 1998 (an increase of approximately $22 million from increased taxes on AFLAC Japan's dollar-denominated investment income, less approximately $12 million from the benefit of the statutory tax rate reduction).

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.4% in 1998, 37.9% in 1997 and 40.9% in 1996. Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3% through April 30, 1998, and 41.7% thereafter, accounted for most of our income tax expense. The decline in the effective tax rates in 1998 and 1997 resulted primarily from: the weakening of the yen; increased contributions in earnings from the U.S. business segment; and, in 1998, the Japanese tax rate reduction less the effect of increased taxes on AFLAC Japan's dollar-denominated investment income.

     The most recent Japanese economic stimulus package announced in late 1998, but not yet enacted, included proposals to further reduce the Japanese statutory corporate income tax rate. Under the proposals being discussed, AFLAC Japan's statutory income tax rate would be reduced to 36.2% effective April 1, 1999. We expect the proposals to be finalized in early 1999. If the Japanese income tax rate decreases, we expect our combined effective income tax rate to remain relatively unchanged in 1999. For further information on the Japanese corporate income tax rate, see Note 8 of the Notes to the Consolidated Financial Statements.














                                  EXH 13-9

                     INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan is a branch of AFLAC and the principal contributor to our earnings. AFLAC Japan ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. AFLAC Japan ranks second in terms of individual policies in force and 16th in assets among all life insurance companies operating in Japan.

     The transfer of profits from AFLAC Japan to AFLAC U.S. can distort comparisons of operating results between years. Therefore, the AFLAC Japan summary of operations table on the following page presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds transferred to AFLAC U.S. during 1992 through 1998.










































                                  EXH 13-10

                                AFLAC JAPAN
                        SUMMARY OF OPERATING RESULTS

 (In millions)                             1998         1997        1996
                                         ----------------------------------
Premium income........................    $ 4,738      $ 4,803     $ 4,952
Investment income, as adjusted*.......        966          929         920
Other income                                    1            1           2
                                           ------       ------      ------
  Total revenues, as adjusted*........      5,705        5,733       5,874
                                           ------       ------      ------
Benefits and claims...................      4,119        4,156       4,294
Operating expenses....................      1,035        1,037       1,022
                                           ------       ------      ------
  Total benefits and expenses.........      5,154        5,193       5,316
                                           ------       ------      ------
  Pretax operating earnings, as
    adjusted*.........................        551          540         558
Investment income applicable to
  profit repatriations................        (49)         (36)        (25)
                                           ------       ------      ------
  Pretax operating earnings...........   $    502      $   504     $   533
                                           ======       ======      ======
----------------------------------------------------------------------------
Percentage changes in dollars
 over previous year:
  Premium income......................       (1.4)%       (3.0)%      (4.7)%
  Investment income*..................        4.0           .9        (2.2)
  Total revenues*.....................        (.5)        (2.4)       (4.3)
  Pretax operating earnings*..........        2.0         (3.2)       (4.2)

  Pretax operating earnings...........        (.4)        (5.4)       (5.1)
----------------------------------------------------------------------------
Percentage changes in yen
 over previous year:
  Premium income......................        6.6%         7.9%       10.2%
  Investment income*..................       12.4         12.3        13.1
  Total revenues*.....................        7.6          8.6        10.7
  Pretax operating earnings*..........       10.2          7.8        10.9

  Pretax operating earnings...........        7.6          5.4         9.8
----------------------------------------------------------------------------
Ratios to total revenues, as adjusted:*
  Benefits and claims.................       72.2%        72.5%       73.1%
  Operating expenses..................       18.1         18.1        17.4
  Pretax operating earnings...........        9.7          9.4         9.5

Ratio of pretax operating earnings
  to total reported revenues..........        8.9%         8.9%        9.1%
============================================================================
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $49 million in 1998, $36 million in 1997 and $25 million in 1996 foregone due to profit repatriations.
============================================================================



                                  EXH 13-11

JAPANESE ECONOMY

     Japan's economy has been weak for several years. The economic downturn has spread to several Asian countries since mid-1997. The financial strength of many Japanese financial institutions has deteriorated, and some have experienced bankruptcy. As we have indicated in the past, the weak economy in Japan has resulted in a difficult marketing environment for AFLAC Japan, declining available investment yields for new investments and decreased consumer confidence.

     Although the Japanese government has developed various economic stimulus packages, the time required for the Japanese economy to recover remains uncertain.


AFLAC JAPAN SALES

     AFLAC Japan produced strong sales results in 1998, despite the weak Japanese economy. New annualized premiums from sales were: $575 million in 1998, up 11.5%; $515 million in 1997, down 28.5%; and $721 million in 1996, down 4.8%. New annualized premiums from sales in yen were: 74.9 billion yen in 1998, up 20.1%; 62.4 billion yen in 1997, down 20.4%; and 78.4 billion yen in 1996, up 10.0%.

     AFLAC Japan's new policy sales in yen during 1998 approached their 1996 level. In 1997, new policy sales were adversely affected by a premium rate increase that AFLAC and the insurance industry implemented in the fourth quarter of 1996 as well as the decline of consumer confidence in the life insurance industry following the April 1997 collapse of Nissan Mutual Life Insurance Company.

     We have taken several actions to help mitigate the impact of the weak sales environment in Japan. Our newest product, Rider MAX, has become one of our most successful in a very short period of time. This product provides accident and medical/sickness benefits as a rider to our cancer life policy. We also introduced a new economy cancer life policy in January 1997. This plan, which has lower premium rates and benefit levels, was developed to combat the impact of increased premium rates for new issues. In addition, AFLAC Japan increased the use of direct-mail marketing for its products as a supplemental distribution method.

     In 1998, we purchased a small Japanese insurance agency. Its main functions will be policyholder-related services and direct marketing programs for AFLAC Japan.

     We continue to invest in marketing to improve sales. The incentive pay system for AFLAC Japan's employed sales managers was revised in 1997 to better reward them for improved sales performance. We made additional expenditures in late 1997 and during 1998 for expanded sales promotion efforts in Japan. In addition, we will continue our popular television advertising program. We have also publicized our financial strength ratings in Japan and are recruiting more individual agencies. In 1998, we recruited approximately 2,200 new agencies, most of which are individual agencies, compared with fewer than 700 in 1997. Our goal is to recruit 3,000 new agencies in 1999.



                                  EXH 13-12

     AFLAC Japan's sales mix is changing, although cancer life still accounts for the majority of insurance in force. Cancer life sales accounted for 49.4% of total new sales in yen in 1998, 52.5% in 1997 and 46.7% in 1996. We sold more than 948,000 riders of Rider MAX in 1998, which was its first year of availability. This product accounted for 33.2% of our sales for the year, and 39.9% of our cancer life policies were sold with Rider MAX. The rider we introduced in the fourth quarter of 1995, living benefit life, accounted for 7.2% of total new sales in 1998, 28.3% in 1997 and 39.5% in 1996. Care product sales represented 3.7% of total new sales in 1998, 6.8% in 1997 and 10.6% in 1996.

     In September 1997, the Japanese government increased the copayments for the employer-sponsored health care program from 10% to 20% for the primary insured, thereby increasing the portion of the costs the insured must pay. Given the increase in copayments, we believe our products and riders that provide supplemental medical benefits will be especially appealing to consumers.

     Our objectives for 1999 are to increase sales in yen by 10% to 15% compared with 1998 and to improve the profit margin. We also expect revenues in yen to increase 6% to 6.5% and our strong policy persistency to continue.


AFLAC JAPAN INVESTMENTS

     Investment income is affected by available cash flow from operations, investment yields achievable on new investments and foreign currency exchange rates. Investment income in dollars in 1998 and 1997 was affected by the weaker yen. Despite a general decline in available investment yields, investment income in yen increased 11.0% in both 1998 and 1997. Funds available for investment during the three-year period 1996 through 1998 were reduced by the annual profit repatriations previously discussed. Rates of return on debt securities in Japan remained low in 1998. For instance, the yield on 20-year Japanese government bonds, as measured by a composite index, fluctuated to a low of 1.16% in October 1998 and closed 1998 at a high of 2.97%.

     AFLAC Japan's new money rates for investments in debt securities (including dollar-denominated) were 4.19% for 1998, 5.20% for 1997 and 4.07% for 1996. The improvement in AFLAC Japan's new money yield in 1997 resulted from restructuring portions of the existing dollar-denominated investment portfolio and a greater allocation of cash flow to private placement securities, which included dual-currency securities (yen-denominated bonds with a dollar coupon) and perpetual debentures. However, the overall rate of return (net of investment expenses) on AFLAC Japan's average investments and cash at amortized cost has declined. These returns, which were 5.26% in 1998, 5.37% in 1997 and 5.55% in 1996, reflect the cumulative effect of lower investment yields available in Japan since the early 1990's.

     By concentrating on selected sectors of the bond market, AFLAC Japan has secured higher yields than 20-year Japanese government bonds would have provided while still adhering to conservative standards for credit quality. We believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions for new business and assumed interest rates for policy liabilities. The premium rate increases recently implemented have a positive impact on investment margins and therefore should contribute to stability in the pretax operating profit margin.
                                  EXH 13-13

INSURANCE DEREGULATION IN JAPAN

     In December 1996, the governments of the United States and Japan reached an agreement on deregulation of the Japanese insurance industry.
The agreement calls for the gradual liberalization of the industry through the year 2001 and includes provisions to avoid "radical change" in the third sector of the insurance industry, which includes our supplemental insurance products. AFLAC and other foreign-owned insurers, as well as some small to medium-sized Japanese insurers, operate primarily in the third sector. One of the measures for avoiding radical change in the third sector is the prohibition of additional Japanese life and non-life insurance companies from selling cancer or medical insurance until January 1, 2001. AFLAC has inherent competitive advantages through its distribution, products, administrative efficiency and financial soundness that should enable it to grow even in a more competitive environment. However, the ultimate impact of deregulation isn't known.


AFLAC JAPAN - OTHER

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 7.2% in 1998, 5.2% in 1997 and 12.2% in 1996 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force were: 640.8 billion yen ($5.5 billion) at December 31, 1998; 597.8 billion yen ($4.6 billion) at December 31, 1997; and 568.1 billion yen ($4.9 billion) at December 31, 1996.

     The slight decline of the benefit ratio during the three-year period ended December 31, 1998, is primarily attributable to newer products that have somewhat lower loss ratios than the cancer life plan. Annual claims experience and persistency studies continue to support the current reserving assumptions.

     Even with Japan's depressed economic conditions, we believe the market for supplemental insurance remains bright. The need for our products in Japan has continued, and we remain optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.


                     INSURANCE OPERATIONS, AFLAC U.S.

     AFLAC U.S. pretax operating earnings continued to benefit from additional investment income earned on profit transfers received from AFLAC Japan. Estimated investment income earned from profits transferred to and retained by AFLAC U.S. from 1992 through 1998, along with estimated investment income earned from the sales proceeds of the television business, have been reclassified in the presentation on the following page in order to improve comparability between years.








                                  EXH 13-14

                                 AFLAC U.S.
                        SUMMARY OF OPERATING RESULTS


(In millions)                              1998         1997         1996
                                         ----------------------------------
Premium income.........................   $ 1,198      $ 1,062     $   946
Investment income, as adjusted*........       112          104          86
Other income...........................         4            1           2
                                           ------       ------      ------
  Total revenues, as adjusted*.........     1,314        1,167       1,034
                                           ------       ------      ------
Benefits and claims....................       749          667         591
Operating expenses.....................       439          392         347
                                           ------       ------      ------
  Total benefits and expenses..........     1,188        1,059         938
                                           ------       ------      ------
    Pretax operating earnings, as
      adjusted*........................       126          108          96

Investment income applicable to
  profit repatriations and proceeds
  from the sale of the television
  business.............................       104           76          33
                                           ------       ------      ------
    Pretax operating earnings..........   $   230      $   184     $   129
                                           ======       ======      ======
----------------------------------------------------------------------------
Percentage increases over previous year:
  Premium income.......................      12.8%        12.2%       10.0%
  Investment income*  .................       7.8         20.3        10.2
  Total revenues*......................      12.6         12.9        10.0
  Pretax operating earnings*...........      16.1         13.2        15.0

  Pretax operating earnings............      24.9         43.4        23.0
----------------------------------------------------------------------------
Ratios to total revenues, as adjusted:*
  Benefits and claims..................      57.0%        57.1%       57.1%
  Operating expenses...................      33.4         33.6        33.6
  Pretax operating earnings............       9.6          9.3         9.3

Ratio of pretax operating earnings to
  total reported revenues..............      16.2%        14.8%       12.1%

============================================================================
* Excludes estimated investment income of $104 million in 1998 and $76 million in 1997 related to investment of profit repatriation funds retained by AFLAC U.S. and investment of the proceeds from the sale of the television business, and $33 million in 1996 related to investment of profit repatriation funds retained by AFLAC U.S.
============================================================================







                                  EXH 13-15

AFLAC U.S. SALES

     The percentage increases in premium income reflect the growth of
premiums in force.   The increases in annualized premiums in force of 14.6%
in 1998, 14.7% in 1997 and 11.1% in 1996 were favorably affected by increased sales at the worksite primarily through cafeteria plans (Internal Revenue Code Section 125) and an improvement in the persistency of several products. Annualized premiums in force were: $1.4 billion at December 31, 1998; $1.2 billion at December 31, 1997; and $1.1 billion at December 31, 1996.

     New annualized premiums from sales and policy conversions were: $482 million in 1998, up 20.3%; $401 million in 1997, up 22.7%; and $327 million in 1996, up 17.0%. Accident/disability coverage was the best-selling product for the fifth year in a row, accounting for more than 56% of new sales in 1998, 54% of new sales in 1997 and 48% of new sales in 1996. Cancer expense insurance accounted for more than 25% of new sales in 1998, 24% of new sales in 1997 and 27% of new sales in 1996.


AFLAC U.S. - OTHER

     We expect the operating expense ratio, excluding discretionary advertising expenses, to decline in the future due to continued improvements in operating efficiencies. State-of-the-art technology is one way we can control expense growth, and SmartApp is a good example. SmartApp is a laptop-based, point-of-sale system we developed in the early 1990s. Our sales associates use this system to input customer information, capture the customer's signature and electronically transmit the application to headquarters. In some cases, the policy can be "jet-issued," which requires no human intervention. In 1998, we processed approximately 58% of our business with SmartApp, and about 44% of those policies were jet-issued.
Our goal for 1999 is to produce 70% of our business via SmartApp. By improving administrative systems and controlling other costs, we have been able to redirect funds to national advertising programs without significantly affecting the operating expense ratio.

     The aggregate benefit ratio has been relatively stable. The mix of business has shifted towards accident and hospital indemnity policies, which have lower benefit ratios than other products. We expect future benefit ratios for some of our supplemental products to increase slightly due to our ongoing efforts to improve policy persistency and enhance policyholder benefits.

     We expect the pretax operating profit margin to remain approximately the same in 1999.

     We continue to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.








                                  EXH 13-16

                               OTHER OPERATIONS

     Corporate operating expenses consist primarily of overhead expenses such as salary costs, provisions for retirement and litigation expenses and professional fees. Corporate expenses have fluctuated in recent years primarily due to changes in the legal environment in certain states and to enhanced benefits, early retirements and revisions in actuarial assumptions for retirement accruals.

     On December 31, 1998, we sold our insurance operation in Taiwan, resulting in a nominal gain.


               FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     For information regarding new Statements of Financial Accounting Standards (SFAS), see Note 1 of the Notes to the Consolidated Financial Statements.


                       ANALYSIS OF FINANCIAL CONDITION
                                BALANCE SHEET

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of investment-grade securities.

     The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1998, was 115.70 yen to one U.S. dollar, 12.4% stronger than the December 31, 1997, exchange rate of
130.10. The stronger yen rate increased reported investments and cash by $2.4 billion, total assets by $2.8 billion and total liabilities by $2.7 billion compared with the amounts that would have been reported for 1998 if the exchange rate had remained unchanged from year-end 1997. For additional information on exchange rates, see Note 2 of the Notes to the Consolidated Financial Statements.


MARKET RISKS OF FINANCIAL INSTRUMENTS

     Our financial instruments are exposed primarily to three types of market risks: interest rate, equity price and foreign currency exchange rate.


INTEREST RATE RISK

     Our primary interest rate exposure is a result of the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which provides a measure of price percentage volatility, to estimate the amount of sensitivity to interest rate changes in our debt securities. For example, if the current duration of a debt security is five, then the market value of that security will increase by approximately 5% if market interest rates decrease by 100 basis points. Likewise, the value of the debt security will decrease by approximately 5% if market interest rates increase by 100 basis points.
                                  EXH 13-17

     The estimated effect of potential increases in interest rates on the fair values of our debt security investments and notes payable follows:

              SENSITIVITY OF FAIR VALUES OF FINANCIAL INSTRUMENTS
                            TO INTEREST RATE CHANGES
                                  DECEMBER 31

                                      1998                     1997
                               -------------------      -------------------
                                            +100                     +100
                                Market      Basis        Market      Basis
(In millions)                   Value       Points       Value       Points
                               -------------------      -------------------
Debt securities:
  Fixed-maturity securities:
    Yen-denominated            $ 16,748   $ 15,317      $ 14,906   $ 13,634
    Dollar-denominated            4,603      4,272         4,101      3,807
  Perpetual debentures:
    Yen-denominated               4,250      3,816         3,286      2,943
    Dollar-denominated              204        192           145        136
                                -------    -------       -------    -------
    Total                      $ 25,805   $ 23,597      $ 22,438   $ 20,520
                                =======    =======       =======    =======
Notes payable*                 $    578   $    587      $    505   $    520
                                =======    =======       =======    =======

* Excludes capitalized leases


     Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

     The unrealized gains and losses on debt securities, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of the shareholders if such gains were actually realized. For further information, see Note 3 of the Notes to the Consolidated Financial Statements.


















                                  EXH 13-18

     The following is a comparison of the actuarially assumed interest rates for policy reserves and investment yields (after investment expenses) for the years ended December 31:

               COMPARISON OF INTEREST RATES FOR POLICY RESERVES
                            AND INVESTMENT YIELDS
                        (Net of investment expenses)

                                   1998            1997            1996
                               ------------    ------------    ------------
                               U.S.   Japan*   U.S.   Japan*   U.S.   Japan*
                               -----  -----    -----  -----    -----  -----
Policies issued during year:
  Required interest on
    policy reserves            6.81%   3.50%   6.80%   3.50%   6.81%   4.28%
  New money yield on
    investments                7.62    3.76    7.53    4.29    7.31    3.83

Policies in force at end
 of year:
  Required interest on
    policy reserves            6.41    5.38    6.40    5.46    6.38    5.53
  Investment yield             7.44    5.17    7.61    5.34    7.31    5.58

* Represents yen-denominated investments for Japan


     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. At December 31, 1998, the average duration of policy liabilities was approximately 13 years, unchanged from 1997. The average duration of the yen-denominated debt securities was approximately nine years in 1998 and 1997. When our debt securities mature, there is a risk that the proceeds will be reinvested at a yield below that of the interest required for the accretion of policy liabilities. Over the next five years, $3.0 billion at amortized cost, or 14.8%, of AFLAC Japan's yen-denominated debt securities are scheduled to mature.

     We have outstanding interest rate swaps on 49.6 billion yen ($428 million) of our variable-interest-rate yen-denominated bank borrowings. These swaps reduce the impact of fluctuations in interest rates on our borrowing costs and effectively change our interest rates from variable to fixed. Therefore, movements in market interest rates should have no material effect on earnings.

     At December 31, 1998, we also had yen-denominated bank borrowings in the amount of 17.3 billion yen ($150 million) with a variable interest rate of .87%. The effect on net earnings in 1998 due to changes in market interest rates was immaterial. For further information on our notes payable, see Note 7 of the Notes to the Consolidated Financial Statements.






                                  EXH 13-19

EQUITY PRICE RISK

     Equity securities at December 31, 1998, totaled $177 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio is 1.02. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 10.2%, or $18 million.


CURRENCY RISK

     Most of AFLAC Japan's investments and cash are denominated in yen.
When the yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations rather than converted into dollars. Therefore, there is no significant foreign currency transaction risk.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, AFLAC Incorporated has yen-denominated borrowings that have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these borrowings are reported in accumulated other comprehensive income.

     We attempt to match our yen-denominated assets to our yen-denominated liabilities on a consolidated basis in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations.





























                                  EXH 13-20

     The following table compares the dollar values of our yen-denominated assets and liabilities at various exchange rates.

             DOLLAR VALUE OF YEN-DENOMINATED ASSETS AND LIABILITIES
                           AT SELECTED EXCHANGE RATES
                                   DECEMBER 31

                                  1998                        1997
(In millions)            -----------------------    -----------------------
                         100.70  115.70*  130.70    115.10  130.10*  145.10
                           Yen     Yen      Yen       Yen     Yen      Yen
                         -----------------------    -----------------------
Yen-denominated
financial instruments:
 Assets:
  Securities available
  for sale:
   Fixed maturities      $15,001 $13,057 $11,558    $16,849 $14,906 $13,365
   Perpetual debentures    1,286   1,119     991      3,712   3,286   2,945
   Equity securities          26      23      20          9       7       7
  Securities held to
  maturity:
   Fixed maturities        4,534   3,947   3,494          -       -       -
   Perpetual debentures    4,014   3,494   3,093          -       -       -
  Cash and cash
   equivalents               351     306     270        185     164     147
  Securities held as
   collateral**                -       -       -      3,430   3,034   2,721
  Other financial
   instruments                12       8       8         10       8       8
                          ------  ------  ------     ------  ------  ------
      Total               25,224  21,954  19,434     24,195  21,405  19,193
                          ------  ------  ------     ------  ------  ------
  Liabilities:
   Payables for return
    of collateral**            -       -       -      3,430   3,034   2,721
   Notes payable             664     578     511        563     498     447
                          ------  ------  ------     ------  ------  ------
      Total                  664     578     511      3,993   3,532   3,168
                          ------  ------  ------     ------  ------  ------
Net yen-denominated
 financial instruments    24,560  21,376  18,923     20,202  17,873  16,025
Other yen-denominated
 assets                    3,600   3,133   2,774      2,964   2,622   2,351
Other yen-denominated
 liabilities             (27,767)(24,167)(21,395)   (22,614)(20,007)(17,938)
                          ------  ------  ------     ------  ------  ------
  Total yen-denominated
   net assets subject
   to foreign currency
   fluctuation           $   393 $   342 $   302    $   552 $   488 $   438
                          ======  ======  ======     ======  ======  ======

 * Actual year-end rate
** Off-balance sheet financial instruments in 1998



                                  EXH 13-21

     For information regarding the effect of foreign currency translation on operating earnings per share, see Results of Operations on pages 13-5 through 13-16 and Note 2 of the Notes to the Consolidated Financial Statements.


INVESTMENTS AND CASH

     The continued growth in investments and cash reflects the substantial cash flows from operations. Net unrealized gains of $1.3 billion on investment securities at December 31, 1998, consisted of $2.4 billion in gross unrealized gains and $1.1 billion in gross unrealized losses.

     AFLAC invests primarily within the Japanese, U.S. and Euroyen fixed-maturity markets. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, as of December 31 were as follows:

                                         1998          1997
                                        ------        ------
               AAA                       38.1%         44.9%
               AA                        17.6          18.1
               A                         31.2          29.7
               BBB                       13.1           7.3
                                        -----         -----
                                        100.0%        100.0%
                                        =====         =====

     As of December 31, 1998, we held no debt securities rated below "BBB." However, in January 1999, the credit ratings of several major Japanese financial institutions were downgraded. We owned debt securities issued by a Japanese bank in the amount of $454 million, or 1.8% of total debt securities at December 31, 1998. Following the downgrade, these securities were rated "Ba1" by Moody's and "BB+" by Standard & Poor's.

     Private placement investments accounted for 43.9% and 36.3% of our total debt securities as of December 31, 1998 and 1997, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to historically conservative standards for credit quality. We require that all private placement issuers have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). Most of AFLAC's private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit rankings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the

                                  EXH 13-22
category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998 on these securities is being amortized over the remaining term of the securities. Securities that are available for sale are reported in the balance sheet at fair value and securities that are held to maturity are reported at amortized cost.

     The following table shows an analysis of investment securities (at cost or amortized cost) at December 31:

                                    AFLAC Japan               AFLAC U.S.
                                -------------------      -------------------
(In millions)                     1998       1997          1998       1997
                                -------------------      -------------------
Available for sale:
  Fixed-maturity securities     $12,886     $13,527      $ 2,813     $ 2,546
  Perpetual debentures            1,344       3,011           70          37
  Equity securities                  22           7           79          73
                                 ------      ------       ------      ------
   Total available for sale      14,252      16,545        2,962       2,656
                                 ------      ------       ------      ------
Held to maturity:
  Fixed-maturity securities       3,947           -            -           -
  Perpetual debentures            3,494           -            -           -
                                 ------      ------       ------      ------
    Total held to maturity        7,441           -            -           -
                                 ------      ------       ------      ------
      Total                     $21,693     $16,545      $ 2,962     $ 2,656
                                 ======      ======       ======      ======

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 1998 and 1997. Cash, cash equivalents and short-term investments totaled $384 million, or 1.4% of total investments and cash, as of December 31, 1998, compared with $279 million, or 1.2% of total investments and cash, at December 31, 1997.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.


POLICY LIABILITIES

     Policy liabilities increased $4.1 billion, or 20.9%, during 1998. AFLAC Japan policy liabilities increased $4.0 billion, or 22.2%, and AFLAC U.S. policy liabilities increased $205 million, or 10.9%. Changes in policy liabilities were primarily due to the addition of new business, the aging of policies in force, the stronger yen and the effect of the market value adjustment for securities available for sale (see Note 3 of the Notes to the Consolidated Financial Statements). The stronger yen at year-end 1998 compared with 1997 increased reported policy liabilities by $2.4 billion. The weaker yen at year-end 1997 compared with 1996 decreased reported policy liabilities by $2.2 billion in 1997.

DEBT

     AFLAC Incorporated has an unsecured reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. At December 31, 1998, 38.1 billion yen ($329 million) were outstanding under this agreement.
                                  EXH 13-23

     AFLAC Incorporated also has an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. At December 31, 1998, 28.8 billion yen ($249 million) were outstanding.

     The proceeds from these loans were used to fund our share repurchase program. When any portion of these loans is denominated in yen, the principal amounts of the loans in dollars will fluctuate due to changes in the yen/dollar exchange rate.

     We have entered into interest rate swaps that effectively change the interest rates on a portion of these loans from variable to fixed. The variable rate on the 34.1 billion yen ($294 million) loan is .95%, and the fixed rate is 2.29% after the effect of the swaps (including loan costs of 25 basis points). The variable rate on the 15.5 billion yen ($134 million) loan is .90%, and the fixed rate is 1.24% after the effect of the swaps (including loan costs of 20 basis points). We make interest payments to the bank based on variable interest rates, and we either pay to or receive from the swap counterparty an amount necessary to equal the fixed rate. The variable interest rate at December 31, 1998, was based on the three-month Tokyo Interbank Offered Rate of .75%, plus loan costs.

     We have designated these yen-denominated borrowings as a hedge of our net investment in AFLAC Japan. Foreign currency translation gains/losses on the borrowings are included in accumulated other comprehensive income. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates.

     Our ratio of debt to total capitalization (debt plus shareholders' equity, excluding the net unrealized gains on investment securities) was 19.6% as of December 31, 1998 and 1997. For further information concerning notes payable, see Note 7 of the Notes to the Consolidated Financial Statements.


SECURITY LENDING

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. This program increased AFLAC Japan's investment income by approximately $1 million in both 1998 and 1997. For further information regarding such arrangements, see Note 4 of the Notes to the Consolidated Financial Statements.


POLICYHOLDER GUARANTY FUNDS

     Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the U.S. currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     The Life Insurance Association of Japan, an industry organization, implemented a policyholder protection fund in 1996 to provide capital

                                  EXH 13-24
support to insolvent life insurers. AFLAC Japan pledged investment securities to the Life Insurance Association of Japan under this program. During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry will contribute $6.0 billion over a 10-year period for these two funds. We have recorded a liability for our share of these obligations. (See Note 2 of the Notes to the Consolidated Financial Statements.)


SHAREHOLDERS' EQUITY

     Our insurance operations continue to provide the primary sources of liquidity. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of our policies provide indemnity benefits rather than reimbursement for actual medical costs and thus are not subject to the risks of medical-cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. The disposition of the television business increased our capital resources. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion and the funding of our share repurchase program.

     AFLAC Incorporated capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the NAIC, as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     Currently, prescribed or permitted statutory accounting principles
(SAP) used by insurers for financial reporting to state insurance regulators may vary between states and between companies. The NAIC has recodified SAP to promote standardization throughout the industry. These new accounting principles are presently planned by the NAIC to be effective for 2001. The

                                  EXH 13-25
most significant change to AFLAC is the requirement that insurance companies establish a deferred income tax liability for statutory accounting purposes. We estimate AFLAC's deferred tax liability would be approximately $165 million at December 31, 1998, under the provisions of the recodified SAP. AFLAC's capital and surplus, as determined on the present U.S. statutory accounting basis, was $1.6 billion at December 31, 1998.

     The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to investments, reinsurance, limited-benefit insurance policies, revisions to the risk-based capital formula and other related matters.

     In addition to restrictions by U.S. insurance regulators, the Japanese FSA may impose restrictions on transfers of funds from AFLAC Japan. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $192 million in 1998, $386 million in 1997 and $254 million in 1996. The FSA may not allow transfers of funds if the payment would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin remains high and reflects a strong capital and surplus position. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the Notes to the Consolidated Financial Statements.


RATING AGENCIES

     AFLAC is rated "AA" by Standard & Poor's and "Aa3" by Moody's for financial strength. Duff & Phelps rates AFLAC "AA" in claims-paying ability. A.M. Best, an independent rating service that analyzes the financial condition and operating performance of insurance companies, gives AFLAC an "A+" or superior rating.


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

     For additional information, see the Consolidated Statements of Cash Flows on pages 13-35 and 13-36.

                                  EXH 13-26

OPERATING ACTIVITIES

     In 1998, consolidated cash flow from operations decreased 4.2% to $2.5 billion, compared with $2.6 billion in 1997 and $2.7 billion in 1996. Net cash flow from operations for AFLAC Japan decreased 5.8% (increased .3% in yen) to $2.2 billion in 1998, compared with $2.3 billion in 1997 and $2.5 billion in 1996. AFLAC Japan represented 89% of the consolidated net cash flow from operations in 1998 and 91% in both 1997 and 1996. The decrease in cash flow from operations in 1998 and 1997 was due to the weaker yen.


INVESTING ACTIVITIES

     Consolidated cash flow used by investing activities decreased 7.8% to $2.2 billion in 1998, compared with $2.4 billion in 1997 and $2.5 billion in 1996. The sale of the television business generated cash flow of $351 million in 1997 and $99 million in 1996. AFLAC Japan accounted for 86% of the consolidated net cash used by investing activities in 1998, compared with 81% in 1997 and 93% in 1996.

     Operating cash flow is primarily used to purchase debt securities.
When market opportunities arise, we dispose of selected debt securities available for sale to improve future investment yields or lengthen maturities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 4% and 9% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 1998.


FINANCING ACTIVITIES

     In 1998, net cash used by financing activities was $141 million, compared with $121 million in 1997 and $157 million in 1996. Treasury stock purchases of $125 million in 1998 and $314 million in 1997 were funded by proceeds from new borrowings. In 1996, treasury stock purchases of $204 million were funded by proceeds from new borrowings of $136 million and available cash. Debt repayments of $108 million in 1998, $55 million in 1997 and $36 million in 1996 on yen-denominated loans were made from annual profit repatriations from Japan. In addition to issuing treasury shares for AFLAC Japan stock options, we have sold treasury shares to our dividend reinvestment plan and to the AFLAC Associate Stock Bonus Plan. These dispositions generated proceeds in the amounts of $44 million, $40 million and $35 million for the years 1998, 1997 and 1996, respectively. Cash dividends paid to shareholders amounted to $67 million in 1998, an increase of 10.7% over 1997. Cash dividends paid to shareholders in 1997 were $61 million, an increase of 11.7% over the 1996 cash dividends of $54 million. The 1998 cash dividend of $.253 per share increased 12.9% over 1997. The 1997 cash dividend of $.224 per share represented an increase of 15.5% over the 1996 cash dividend of $.194 per share.


YEAR 2000

     The term "year 2000 issue" generally refers to incorrect date calculations that might occur in computer software and hardware as the year 2000 approaches. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause

                                  EXH 13-27
systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of "00" as the year 1900 rather than the year 2000.

     Our efforts to address year 2000 issues began in 1997. We established a Year 2000 Executive Steering Committee, made up of senior management and representatives of our information technology, financial, legal, internal audit and various operational areas to identify and address year 2000 issues throughout our U.S. and Japanese operations. We also established a Year 2000 Project Office consisting of department coordinators from Information Technology, Worldwide Headquarters business operations and AFLAC Japan. The Project Office established both domestic and Japanese plans to address year 2000 readiness and minimize the risk of business disruption caused by year 2000 issues. We also engaged third party consultants to assist AFLAC U.S. and AFLAC Japan with their year 2000 efforts.

     The plans contain five phases: (1) the assessment phase, which includes creating awareness of the issue throughout the company and assessment of all systems, significant business processes, facilities and third party dependencies; (2) the remediation phase, which includes updating or modifying systems which are identified as critical to our efforts to become year 2000 ready; (3) the testing phase, which includes the testing of systems that have been updated or modified; (4) the implementation phase, which includes placing systems into the production environment, as well as additional comprehensive testing to identify and resolve any remaining year 2000 issues; and (5) contingency planning.

     We have remediated substantially all of our critical production systems in both the United States and Japan. Verification that the critical production systems have been correctly remediated will continue through the third quarter of 1999 in a year 2000 test environment. The additional testing may raise new issues that require further remediation and implementation activities, all of which are scheduled to be completed in the third quarter of 1999. We intend to develop contingency plans for any critical systems that we determine may not be fully remediated during the second and third quarters of 1999 as testing is finalized. Testing and any further remediation and implementation activities required for non-critical systems will continue through the end of 1999.

     We rely on a widely distributed customer base in the United States and Japan for continued payment of premiums. Many of the systems utilized by our group accounts are automated and date dependent. We randomly surveyed group accounts in the United States to determine their year 2000 readiness. AFLAC Japan depends heavily on substantial premium payments that are electronically transmitted by third party payment agents from employers of the insured. We have surveyed our more significant customers in Japan to determine whether such customers expect their ability to pay premiums or transmit policy and claims data in this fashion to be impacted by year 2000 issues. We have not yet conducted any tests with those customers in a year 2000 test environment and have no assurance that they will achieve year 2000 compliance. We intend to contact certain significant Japanese customers during the first quarter of 1999 to recommend data transmission testing. If a large number of customers (in the U.S. and/or Japan) are unable to submit premium payments in a timely or accurate manner due to year 2000 issues, the resulting delays could have a material adverse effect on our financial condition or results of operations. It is not currently possible to predict the probability of any delays occurring or the extent of such delays.

                                  EXH 13-28

     AFLAC owns publicly traded and privately placed fixed-maturity and equity securities in the U.S. and Japan, and other foreign countries. If a material portion of such securities are adversely impacted by year 2000 issues, our investment portfolio may also be adversely impacted.

     Since the inception of the year 2000 project, we had incurred costs of approximately $18 million for system upgrades or modifications through December 31, 1998. Of this amount, approximately $6 million was capitalized. The remaining cost to complete the various projects is currently estimated to be $14 million, of which $7 million is expected to be capitalized. We may determine that additional expenditures are necessary as testing continues. Company personnel have spent considerable time and effort on the project, and we intend to continue to devote additional internal resources and personnel to work on the project. However, we believe that any deferral of information technology projects due to the year 2000 effort will not have a material adverse effect on our operations or financial condition.

     Due to the uncertainty inherent in year 2000 issues, particularly with regard to Japanese customers' year 2000 readiness and the various governmental functions, public utilities, financial infrastructures and similar outside facilities on which we depend in both the United States and Japan, we are unable to determine at this time whether the consequences of external year 2000 failures will have a material impact on our financial condition or results of operations. Although a year 2000 failure with respect to any single internal or external system may not have a material adverse effect on AFLAC, the failure of multiple systems may cause a material disruption to its business.

     All statements made herein regarding our year 2000 efforts are "Year 2000 Readiness Disclosures" made pursuant to the Year 2000 Information and Readiness Disclosure Act, and to the extent applicable, are entitled to the protections of such act.


FORWARD-LOOKING INFORMATION

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful, cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officers in oral discussions with analysts and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective" or similar words as well as specific projections of future results generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

     We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could

                                  EXH 13-29
cause actual results to differ materially: regulatory developments, assessments for insurance company insolvencies, competitive conditions, new products, ability to repatriate profits from Japan, general economic conditions in the United States and Japan, changes in U.S. and/or Japanese tax laws, adequacy of reserves, credit and other risks associated with AFLAC's investment activities, significant changes in interest rates, fluctuations in foreign currency exchange rates, and the ability of AFLAC, and third parties with whom it does business, to achieve year 2000 readiness for significant systems on a timely basis.

















































                                  EXH 13-30

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,
(In millions, except for share             1998        1997        1996
  and per-share amounts)                 --------    --------    --------
Revenues:
  Premiums, principally supplemental
    health insurance                     $  5,943    $  5,874    $  5,910
  Net investment income                     1,138       1,078       1,022
  Realized investment gains (losses)           (2)         (5)          2
  Gain on sale of television business           -         267          60
  Other income                                 25          37         106
                                          -------     -------     -------
        Total revenues                      7,104       7,251       7,100
                                          -------     -------     -------
Benefits and expenses:
  Benefits and claims                       4,877       4,833       4,896
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                       201         180         162
    Insurance commissions                     773         773         778
    Insurance expenses                        504         479         437
    Provision for mandated policyholder
      protection fund                         111           -           -
    Interest expense                           13          14          16
    Other operating expenses                   74         107         161
                                          -------     -------     -------
        Total acquisition and
          operating expenses                1,676       1,553       1,554
                                          -------     -------     -------
        Total benefits and expenses         6,553       6,386       6,450
                                          -------     -------     -------
        Earnings before income taxes          551         865         650
Income tax expense (benefit):
  Current                                     277         292         240
  Deferred -- operations                      (92)        (12)         16
  Deferred tax benefit from
    Japanese tax rate reduction              (121)          -           -
                                          -------     -------     -------
        Total income taxes                     64         280         256
                                          -------     -------     -------
        Net earnings                     $    487    $    585    $    394
                                          =======     =======     =======
Net earnings per share:
  Basic                                  $   1.83    $   2.15    $   1.41
  Diluted                                    1.76        2.08        1.36
                                          =======     =======     =======
Common shares used in computing
 earnings per share (In thousands):
  Basic                                   266,305     272,110     280,352
  Diluted                                 275,872     281,596     288,922
                                          =======     =======     =======
Share and per-share amounts reflect the 2-for-1 stock split paid on June 8,
1998.  See the accompanying Notes to the Consolidated Financial Statements.

                                  EXH 13-31

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,
(In millions)                                          1998         1997
                                                     --------     --------
ASSETS:
  Investments and cash:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $15,699 in 1998 and $16,073 in 1997)         $  17,660    $  19,007
     Perpetual debentures (amortized cost
       $1,414 in 1998 and $3,048 in 1997)               1,323        3,431
     Equity securities (cost $101 in 1998
       and $80 in 1997)                                   177          146
   Securities held to maturity, at amortized cost:
     Fixed maturities (fair value $3,691)               3,947            -
     Perpetual debentures (fair value $3,131)           3,494            -
   Mortgage loans and other                                 9           17
   Short-term investments                                  10           43
   Cash and cash equivalents                              374          236
                                                     --------     --------
      Total investments and cash                       26,994       22,880
  Receivables, primarily premiums                         229          213
  Receivables for security transactions                    43            3
  Accrued investment income                               316          265
  Deferred policy acquisition costs                     3,067        2,582
  Property and equipment, at cost less
    accumulated depreciation                              427          386
  Securities held as collateral for
    loaned securities                                       -        3,034
  Other                                                   107           91
                                                     --------     --------
      Total assets                                  $  31,183    $  29,454
                                                     ========     ========


See the accompanying Notes to the Consolidated Financial Statements.

(continued)















                                  EXH 13-32

                     AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (continued)
                               December 31,
(In millions, except for share amounts)                1998         1997
                                                     --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                        $  22,218    $  18,399
      Unpaid policy claims                              1,263        1,011
      Unearned premiums                                   309          277
      Other policyholders' funds                          244          198
                                                     --------     --------
           Total policy liabilities                    24,034       19,885

    Notes payable                                         596          523
    Income taxes                                        1,865        1,827
    Payables for return of collateral
      on loaned securities                                  -        3,034
    Payables for security transactions                    173          216
    Other                                                 745          539
  Commitments and contingencies
    (Notes 11 and 12)
                                                     --------     --------
           Total liabilities                           27,413       26,024
                                                     --------     --------

  Shareholders' equity:
    Common stock of $.10 par value. In thousands:
      authorized 400,000 shares; issued 317,971
      shares in 1998 and 316,380 shares in 1997            32           16
    Additional paid-in capital                            235          227
    Retained earnings                                   2,862        2,442
    Accumulated other comprehensive income:
      Unrealized foreign currency translation gains       219          274
      Unrealized gains on investment securities         1,332        1,285
    Treasury stock, at average cost                      (910)        (813)
    Notes receivable for stock purchases                    -           (1)
                                                     --------     --------
           Total shareholders' equity                   3,770        3,430
                                                     --------     --------
           Total liabilities and
             shareholders' equity                   $  31,183    $  29,454
                                                     ========     ========


Share and per-share amounts reflect the 2-for-1 stock split paid on June 8, 1998.

See the accompanying Notes to the Consolidated Financial Statements.




                                  EXH 13-33

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,
(In millions, except for                     1998        1997        1996
   per-share amounts)                      --------    --------    --------
Common stock:
  Balance at beginning of year             $     16    $     16    $     16
  Two-for-one stock split                        16           -           -
                                            -------     -------     -------
  Balance at end of year                         32          16          16
                                            -------     -------     -------
Additional paid-in capital:
  Balance at beginning of year                  227         209         197
  Exercise of stock options                       8           6           6
  Gain on treasury stock reissued                16          12           6
  Two-for-one stock split                       (16)          -           -
                                            -------     -------     -------
  Balance at end of year                        235         227         209
                                            -------     -------     -------
Retained earnings:
  Balance at beginning of year                2,442       1,918       1,578
  Net earnings                                  487         585         394
  Cash dividends ($.253 per share
    in 1998, $.224 in 1997 and
    $.194 in 1996)                              (67)        (61)        (54)
                                            -------     -------     -------
  Balance at end of year                      2,862       2,442       1,918
                                            -------     -------     -------
Accumulated other comprehensive income:
  Balance at beginning of year                1,559         510         696
  Change in unrealized foreign
    currency translation gains during
    year, net of income taxes                   (55)         44          16
  Unrealized gains (losses) on
    investment securities during year,
    net of income taxes and
    reclassification adjustments                 47       1,005        (202)
                                            -------     -------     -------
  Balance at end of year                      1,551       1,559         510
                                            -------     -------     -------
Treasury stock:
  Balance at beginning of year                 (813)       (527)       (352)
  Purchases of treasury stock                  (125)       (314)       (204)
  Cost of shares issued                          28          28          29
                                            -------     -------     -------
  Balance at end of year                       (910)       (813)       (527)
                                            -------     -------     -------
Notes receivable for stock purchases              -          (1)          -
                                            -------     -------     -------
  Total shareholders' equity               $  3,770    $  3,430    $  2,126
                                            =======     =======     =======

Per-share amounts reflect the 2-for-1 stock split paid on June 8, 1998.
See the accompanying Notes to the Consolidated Financial Statements.

                                  EXH 13-34

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,
(In millions)                                1998        1997        1996
                                           --------    --------    --------
Cash flows from operating activities:
  Net earnings                             $    487    $    585    $    394
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities            2,173       2,310       2,483
    Deferred income taxes                      (213)        (12)         16
    Change in income taxes payable               16          68          15
    Increase in deferred policy
      acquisition costs                        (226)       (227)       (265)
    Change in receivables and
      advance premiums                            4           8         (32)
    Depreciation and amortization expense        43          45          48
    Gain on sale of television business           -        (267)        (60)
    Provision for mandated policyholder
      protection fund                           111           -           -
    Other, net                                   95          88          95
                                           --------    --------    --------
      Net cash provided by
        operating activities                  2,490       2,598       2,694
                                           --------    --------    --------
Cash flows from investing activities:
  Proceeds from investments sold
  or matured:
   Securities available for sale:
    Fixed-maturity securities sold              941       1,722       1,708
    Fixed-maturity securities
     matured                                    698         422         560
    Equity securities                            57          64          17
   Securities held to maturity:
    Fixed-maturity securities matured             8           -           -
   Mortgage loans and other
    investments, net                              8           4           4
   Short-term investments, net                   34           6          (6)
  Proceeds from sale of television business       -         351          99
  Costs of investments acquired:
   Securities available for sale:
    Fixed-maturity securities                (2,966)     (4,141)     (3,942)
    Perpetual debentures                       (917)       (798)       (912)
    Equity securities                           (60)        (55)        (23)
  Additions to property and
   equipment, net                               (40)         (9)        (10)
  Purchase of subsidiary                         (8)          -           -
                                           --------    --------    --------
      Net cash used by investing
        activities                         $ (2,245)   $ (2,434)   $ (2,505)
                                           --------    --------    --------

(continued)

                                  EXH 13-35

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,

(In millions)                             1998         1997         1996
                                        --------     --------     --------
Cash flows from financing activities:
  Proceeds from borrowings              $    124     $    409     $    136
  Principal payments under debt
    obligations                             (125)        (203)         (76)
  Dividends paid to shareholders             (67)         (61)         (54)
  Purchases of treasury stock               (125)        (314)        (204)
  Treasury stock reissued                     44           40           35
  Other, net                                   8            8            6
                                        --------     --------     --------
       Net cash used by
         financing activities               (141)        (121)        (157)
                                        --------     --------     --------
Effect of exchange rate changes
  on cash and cash equivalents                34          (16)         (13)
                                        --------     --------     --------
       Net change in cash and
         cash equivalents                    138           27           19
Cash and cash equivalents,
  beginning of year                          236          209          190
                                        --------     --------     --------
Cash and cash equivalents,
  end of year                           $    374     $    236     $    209
                                        ========     ========     ========


Supplemental disclosures of cash
  flow information:
   Cash payments during the year for:
     Interest on debt obligations       $     12     $     12     $     14
     Income taxes                            210          222          224


Non-cash financing activities included capital lease obligations incurred for computer equipment totaling $7 in 1998, $6 in 1997 and $9 in 1996.

See the accompanying Notes to the Consolidated Financial Statements.












                                  EXH 13-36

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                          Years Ended December 31,

(In millions)                               1998        1997        1996
                                          --------    --------    --------
Net Earnings                              $    487    $    585    $    394
                                          --------    --------    --------
Other comprehensive income, before
 income taxes:
  Foreign currency translation
   adjustments:
     Change in unrealized foreign
      currency translation gains
      during year                              (84)         43          16
     Reclassification adjustment for
      realized currency loss on sale
      of subsidiary included in
      net earnings                               -           1           -
  Unrealized gains (losses) on
   investment securities:
     Unrealized holding gains (losses)
      arising during year                      171       1,693        (314)
     Reclassification adjustment for
      realized (gains) losses included
      in net earnings                            3           4          (5)
                                          --------    --------    --------
        Total other comprehensive
         income, before income taxes            90       1,741        (303)

  Income tax expense (benefit)
   related to items of other
   comprehensive income                         98         692        (117)
                                          --------    --------    --------
        Other comprehensive income,
         net of income taxes                    (8)      1,049        (186)
                                          --------    --------    --------
        Total comprehensive income        $    479    $  1,634    $    208
                                          ========    ========    ========


See the accompanying Notes to the Consolidated Financial Statements.












                                  EXH 13-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     DESCRIPTION OF BUSINESS: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed through independent agents at the worksite, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 80%, 79% and 82% of the Company's total revenues for 1998, 1997 and 1996, respectively, and 86% and 87% of total assets at December 31, 1998 and 1997, respectively.

     BASIS OF PRESENTATION:  We prepare our financial statements in
accordance with generally accepted accounting principles (GAAP).   These
principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants.
The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations, based on information currently available. The most significant items on our balance sheet that involve a greater extent of accounting estimates and actuarial determinations subject to changes in the future are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     TRANSLATION OF FOREIGN CURRENCIES: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade dates of the transactions. Other revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include realized currency exchange gains and losses resulting from foreign currency transactions in earnings. Realized currency exchange gains and losses were immaterial during the three-year period 1996 through 1998.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency is the dollar for these investments, the related investment income and realized/unrealized investment gains and losses.

     We have designated the yen-denominated notes payable (Note 7) held by the Parent Company as a hedge of our net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Currency translation adjustments are reported in accumulated other comprehensive income.
                                  EXH 13-38

     INSURANCE REVENUE AND EXPENSE RECOGNITION: The supplemental health insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

     Insurance premiums for health policies are recognized as earned income ratably over the terms of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs to determine that they are recoverable from future revenues and charge against earnings costs that are not recoverable.

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

     INVESTMENTS:   Our fixed-maturity securities and perpetual debentures
(debt securities) are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss.

     In 1998, we reclassified certain debt securities from "available for sale" to "held to maturity." The related unrealized gains and losses at the date of transfer on these securities are being amortized over the remaining term of the securities. These unamortized unrealized gains and losses, plus the net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates.

     Amortized cost of debt securities is based on the purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of debt securities purchased at a discount will equal the face or par value at maturity. Debt securities purchased at a premium will have an amortized cost equal to face or par value at the earlier of a call date or maturity.
                                  EXH 13-39

     Interest is recorded as income when earned and is adjusted for amortization of any premium or discount. Dividends on equity securities are recorded as income on the ex-dividend dates.

     For the collateralized mortgage obligations portion of the fixed-maturity securities portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

     We identify the cost of each individual investment so that when we sell any of them, we are able to record the gain or loss on that transaction in our Consolidated Statements of Earnings. Effective January 1, 1997, we changed our method of determining the costs of investment securities sold from the first-in, first-out (FIFO) method to the specific identification method. This accounting change had no material effect on net earnings for the years ended December 31, 1997 and 1998.

     We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that is other than temporary, we establish a valuation allowance for the decline and record a realized loss in the Consolidated Statements of Earnings.

     We loan fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive other securities as collateral for such loans. Beginning in 1998, the collateral was not recorded as either an asset or liability on our balance sheet due to a required change in accounting standards. In prior years, the collateral was carried as an asset, and a liability was recorded for the return of the collateral.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include first-year commissions in excess of renewal commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business. Policy acquisition costs deferred were $436 million in 1998, $408 million in 1997 and $427 million in 1996. Of the policy acquisition costs deferred, commissions represented 69% in 1998, 70% in 1997 and 67% in 1996.

     INSURANCE LIABILITIES: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables modified to reflect our experience, with reasonable provision for possible future adverse deviations in experience.


                                  EXH 13-40

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claim experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new experience data emerges and reflect the changes in operating results in the year such adjustments are made.

     INCOME TAXES: Different rules are used in computing the U.S. and Japanese income tax expenses presented in the accompanying financial statements from those used in preparing the Company's income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse.

     DERIVATIVES: We have only limited activity with derivative financial instruments. We do not use them for trading purposes nor do we engage in leveraged derivative transactions. In addition, we do not use derivatives to hedge the foreign-currency-denominated net assets of our foreign insurance operations, except for short-term hedges of our annual profit repatriations. We currently use two types of derivatives -- interest rate swaps and foreign currency forward contracts.

     We use the accrual method to account for the interest rate swaps in connection with our bank borrowings. The difference between amounts paid and received under such agreements is reported in interest expense in the Consolidated Statements of Earnings. Changes in the fair value of the swap agreements are not recognized in the financial statements. These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our related interest exposure from variable to fixed.

     We use short-term foreign currency forward contracts (usually five months or less) in connection with annual profit transfers from AFLAC Japan. These contracts are designated at inception as hedges of our investment in AFLAC Japan and are accounted for using the deferral method. We record the gains and losses during the period that the contracts are outstanding and at termination of the contracts as unrealized foreign currency translation gains in accumulated other comprehensive income.

     EMPLOYEE STOCK OPTIONS: We use the intrinsic value method to value employee stock options. Under this method, compensation cost is recognized only for the excess, if any, of the market price of the stock at the grant date over the amount an employee must pay upon exercise to acquire the stock. Our stock option plan requires that the exercise price be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized.

     TREASURY SHARES: We record treasury shares purchased at cost, which is the market value at the time of the transaction, and as a reduction of shareholders' equity. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We record realized gains or losses in additional paid-in capital when treasury shares are reissued.

     STOCK SPLIT: We paid a two-for-one stock split on June 8, 1998. All share and per-share amounts in the accompanying financial statements have been restated for this split.

                                  EXH 13-41

     EARNINGS PER SHARE:  We are required to present two earnings per share
(EPS) calculations -- basic EPS and diluted EPS -- in the Consolidated Statements of Earnings. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options and other common stock equivalents.

     The components of the weighted-average shares used in the EPS calculations are as follows:

(In thousands of shares)                  1998         1997         1996
                                       ----------   ----------   ----------
Average outstanding shares used
  for calculating basic EPS               266,305      272,110      280,352
Effect of stock options                     9,567        9,486        8,570
                                       ----------   ----------   ----------
Average outstanding shares used
  for calculating diluted EPS             275,872      281,596      288,922
                                       ==========   ==========   ==========


     ACCOUNTING CHANGES ADOPTED: We adopted Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, on January 1, 1997. This Statement established criteria for determining whether transfers of financial assets are sales or secured borrowings and established reporting requirements for those transactions involving secured obligations and collateral. Beginning in 1998, as required by this standard, we no longer recognize securities held as collateral as an asset, nor the related liability for the return of such collateral for security lending agreements entered into after December 31, 1997. The adoption of SFAS No. 125 had no effect on our net earnings or shareholders' equity.

     As required, we adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in 1998. This Statement requires that companies disclose business segment data on the basis that is used internally by management for evaluating segment performance and allocating resources to segments. This Statement requires that a company report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It also requires various reconciliations of total segment information to amounts in the consolidated financial statements. This information is presented in Note 2.

     We also adopted SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, in 1998. This Statement revises disclosures about pension and other postretirement benefit plans, but does not change the measurement or financial statement recognition of these plans. This information is presented in Note 11.

     As required, we adopted SFAS No. 128, Earnings per Share, in 1997 as described above in this Note under the caption, "Earnings Per Share."

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in

                                  EXH 13-42
investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. We are currently evaluating this standard, which is effective January 1, 2000.

     The Accounting Standards Executive Committee issued Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, in December 1997. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments. It also provides guidance on how to measure the liability. This SOP is effective for 1999. Our present accounting method for guaranty fund and other insurance-related assessments substantially conforms to the requirements of this SOP.

     In March 1998, SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, we have expensed all such costs when incurred. This SOP is effective beginning in 1999.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the current year presentation.


(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company consists of three reportable business segments: AFLAC Japan insurance; AFLAC U.S. insurance; and prior to April 15, 1997, AFLAC Broadcast Division (the Company's television business in the United States). We primarily sell supplemental health insurance through the AFLAC Japan and AFLAC U.S. operations. Most of our policies are individually underwritten and marketed through independent agents at the worksite, with premiums paid by the employee. These operations also offer various life insurance policies. We completed the sale of our television operations in early 1997, as discussed in this Note.

     Operating business segments that are not individually reportable are included in the "All other" category, which includes minor insurance operations in foreign countries other than Japan and our printing subsidiary.

     We evaluate our business segments based on GAAP pretax operating earnings. We do not allocate corporate overhead expenses to business segments.










                                  EXH 13-43

     Information regarding components of operations and lines of business for the years ended December 31 follows:

(In millions)                           1998          1997          1996
                                      --------      --------      --------
Total revenues:
 AFLAC Japan:
   Earned premiums:
     Cancer life                      $  3,839      $  4,011      $  4,315
     Other accident and health             413           336           318
     Life insurance                        486           456           319
   Net investment income                   917           893           896
   Other income                              2             1             1
                                       -------       -------       -------
       Total AFLAC Japan revenues        5,657         5,697         5,849
                                       -------       -------       -------
 AFLAC U.S.:
   Earned premiums:
     Cancer                                489           456           429
     Other accident and health             686           586           501
     Life insurance                         23            20            16
   Net investment income                   216           180           119
   Other income                              4             1             1
                                       -------       -------       -------
        Total AFLAC U.S. revenues        1,418         1,243         1,066
                                       -------       -------       -------
 Television operations - U.S.                -            16            92
 All other business segments                39            34            36
                                       -------       -------       -------

        Total business segments          7,114         6,990         7,043
 Realized investment
  gains (losses)                            (2)           (5)            2
 Gain on sale of television
  business                                   -           267            60
 Corporate                                  30            40            34
 Intercompany eliminations                 (38)          (41)          (39)
                                       -------       -------       -------

        Total                         $  7,104      $  7,251      $  7,100
                                       =======       =======       =======

















                                  EXH 13-44

 (In millions)                          1998          1997          1996
                                      --------      --------      --------

Earnings before income taxes:
  AFLAC Japan                         $    502      $    504      $    533
  AFLAC U.S.                               230           184           129
  Television operations - U.S.               -             4            26
  All other business segments                2            (2)           (8)
                                       -------       -------       -------
      Total business segments              734           690           680
  Provision for the Japanese mandated
    policyholder protection fund          (111)            -             -
  Realized investment
    gains (losses)                          (2)           (5)            2
  Gain on sale of television
    business                                 -           267            60
  Interest expense, non-insurance
    operations                             (10)          (10)          (13)
  Corporate                                (60)          (77)          (79)
                                       -------       -------       -------
      Total                           $    551      $    865      $    650
                                       =======       =======       =======


Advertising expense:
  AFLAC Japan                         $     22      $     24      $     14
  AFLAC U.S.                                34            23            22
                                       -------       -------       -------
      Total                           $     56      $     47      $     36
                                       =======       =======       =======


Total assets at December 31 were as follows:

 (In millions)                                  1998             1997
                                              --------         --------
Total assets:
  AFLAC Japan                                $  26,912        $  25,589
  AFLAC U.S.                                     4,212            3,763
  All other business segments                       59               75
                                              --------         --------
      Total business segments                   31,183           29,427
  Corporate                                      4,674            4,249
  Intercompany eliminations                     (4,674)          (4,222)
                                              --------         --------
      Total                                  $  31,183        $  29,454
                                              ========         ========











                                  EXH 13-45

     Total depreciation and amortization expense was $45 million in 1998, $41 million in 1997 and $50 million in 1996. AFLAC Japan accounted for $33 million in 1998, $28 million in 1997 and $26 million in 1996.

     Total expenditures for long-lived assets were $47 million in 1998, $11 million in 1997 and $18 million in 1996. The increase in 1998 primarily relates to the construction of an administrative office building for AFLAC U.S.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1998, $139 million, or 60.5% of total receivables were related to AFLAC Japan's operations ($120 million at December 31, 1997).

     SALE OF TELEVISION BUSINESS: In 1997, we completed the sale of our television business, which consisted of seven network-affiliated television stations. The total pretax gain from the sale of our television business was $327 million. Cash sales proceeds received, after applicable selling expenses, were $449 million. Total sales proceeds also included advertising credits to be used by the Company over a five-year period with a fair value of $6 million. We also received cash for various current assets and liabilities.

     The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized on this sale in the fourth quarter of 1996 were $60 million and $48 million, respectively. The after-tax gain was $.17 per basic share and $.16 per diluted share in 1996. The sale of the remaining six stations closed on April 15, 1997. The pretax and after-tax gains recognized in the second quarter of 1997 were $267 million and $211 million, respectively. The 1997 after-tax gain was $.77 per basic share and $.75 per diluted share.

     POLICYHOLDER PROTECTION FUND: During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry is required to contribute $4.2 billion to this fund over a 10-year period. The total charge for our share of the contribution obligation was recognized in the first quarter of 1998 and decreased pretax earnings by $111 million for the year ended December 31, 1998. The after-tax charge was $65 million, or $.24 per basic and diluted share.

     During the second quarter of 1997, Nissan Mutual Life Insurance Company, a Japanese insurer, was declared insolvent. All life insurers doing business in Japan had previously agreed to contribute to a voluntary policyholder protection fund that would be used to help offset insurer insolvencies. During the second quarter of 1997, AFLAC Japan recognized a pretax charge of 3.0 billion yen ($25 million) for its obligation to this policyholder protection fund. The after-tax charge was $14 million ($.05 per basic and diluted share). This assessment is payable semiannually over 10 years beginning in 1998.







                                  EXH 13-46

     YEN-TRANSLATION EFFECTS: AFLAC Japan owns U.S. dollar-denominated securities, which we have designated as an economic currency hedge of a portion of our investment in AFLAC Japan. In addition, we have designated the Parent Company's yen-denominated bank borrowings (Note 7) as a hedge of our net investment in AFLAC Japan. The dollar values of our yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes were as follows at December 31 (translated at end-of-year exchange rates):

(In millions)                               1998               1997
                                          --------           --------
AFLAC Japan net assets                   $  2,726           $  2,541
Less:
 AFLAC Japan dollar-denominated
  net assets                                1,805              1,555
 Parent Company yen-denominated
  net liabilities                             579                498
                                          -------            -------
Total yen-denominated net assets
 subject to foreign currency
 translation fluctuations                $    342           $    488
                                          =======            =======


     The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 1998, and their effect on selected financial data.

                                                 1998      1997      1996
                                                ------    ------    ------
Balance Sheets:
  Yen/dollar exchange rate at
    December 31                                 115.70    130.10    116.10
  Yen percent weakening (strengthening)         (12.4)%    10.8%     11.3%
  Exchange effect on total assets (billions) $ 2.8 $ (2.9) $ (2.6) Exchange effect on total
    liabilities (billions)                     $  2.7    $ (2.8)   $ (2.6)
Statements of Earnings:
  Average exchange rate for the year            130.89    121.07    108.84
  Yen percent weakening                           7.5%     10.1%     13.5%
  Exchange effect on net earnings (millions)   $  (20)   $  (24)   $  (43)
  Exchange effect on diluted EPS               $ (.07)   $ (.08)   $ (.15)


     OTHER: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $192 million in 1998, $386 million in 1997 and $254 million in 1996. See Note 10 for information concerning restrictions on remittances from AFLAC Japan.









                                  EXH 13-47

(3)  INVESTMENTS

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998, on these securities is being amortized over the remaining term of the securities.

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following tables:
                                             December 31, 1998
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Available for sale carried
  at fair value:
 Fixed-maturity securities:
  Yen-denominated:
   Government and guaranteed     $  6,018    $  1,515    $     17   $  7,516
   Municipalities                     541          55           -        596
   Public utilities                 2,884         336         104      3,116
   Banks/financial institutions     1,447          30         140      1,337
   Other corporate                    518          11          37        492
                                  -------     -------     -------     ------
    Total yen-denominated          11,408       1,947         298     13,057
                                  -------     -------     -------     ------
  U.S. dollar-denominated:
   U.S. government                    221          14           -        235
   Municipalities                      10           1           -         11
   Mortgage-backed securities          95           4           -         99
   Sovereign and Supranational        161          14           -        175
   Banks/financial institutions     1,922         159           3      2,078
   Other corporate                  1,882         145          22      2,005
                                  -------     -------     -------    -------
    Total dollar-denominated        4,291         337          25      4,603
                                  -------     -------     -------    -------
     Total fixed-maturity
      securities                   15,699       2,284         323     17,660
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
    Banks/financial institutions    1,216           1          98      1,119
  Dollar-denominated:
    Banks/financial institutions      198           6           -        204
                                  -------     -------     -------    -------
   Total perpetual debentures       1,414           7          98      1,323
 Equity securities                    101          82           6        177
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 17,214    $  2,373    $    427   $ 19,160
                                  =======     =======     =======    =======
                                  EXH 13-48

                                             December 31, 1998
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Held to maturity, carried
 at amortized cost:
  Fixed-maturity securities:
   Yen-denominated:
    Government                    $    769   $      -    $     51   $    718
    Municipalities                     334          -          24        310
    Public utilities                   598          -          62        536
    Banks/financial institutions     1,148          2          66      1,084
    Other corporate                  1,098          7          62      1,043
                                   -------    -------     -------    -------
      Total fixed-maturity
       securities                    3,947          9         265      3,691
                                   -------    -------     -------    -------
  Perpetual debentures:
   Yen-denominated:
    Banks/financial institutions     3,494         12         375      3,131
                                   -------    -------     -------    -------
      Total perpetual debentures     3,494         12         375      3,131
                                   -------    -------     -------    -------
      Total securities held
       to maturity                $  7,441   $     21    $    640   $  6,822
                                   =======    =======     =======    =======






























                                  EXH 13-49

                                             December 31, 1997
                                 -------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Available for sale carried
  at fair value:
 Fixed-maturity securities:
  Yen-denominated:
   Government and guaranteed     $  6,031    $  1,696    $      3   $  7,724
   Municipalities                     759         124           -        883
   Public utilities                 2,538         469           -      3,007
   Banks/financial institutions     1,941         248           5      2,184
   Other corporate                    962         146           -      1,108
                                  -------     -------     -------     ------
    Total yen-denominated          12,231       2,683           8     14,906
                                  -------     -------     -------     ------
  U.S. dollar-denominated:
   U.S. government                    314          16           -        330
   Municipalities                      13           1           -         14
   Mortgage-backed securities         312          11           -        323
   Sovereign and Supranational        150          11           -        161
   Banks/financial institutions     1,505         115           -      1,620
   Other corporate                  1,548         112           7      1,653
                                  -------     -------     -------    -------
    Total dollar-denominated        3,842         266           7      4,101
                                  -------     -------     -------    -------
     Total fixed-maturity
      securities                   16,073       2,949          15     19,007
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
    Banks/financial institutions    2,911         376           1      3,286
  Dollar-denominated:
    Banks/financial institutions      137           8           -        145
                                  -------     -------     -------    -------
   Total perpetual debentures       3,048         384           1      3,431
 Equity securities                     80          68           2        146
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 19,201    $  3,401    $     18   $ 22,584
                                  =======     =======     =======    =======


     Fair values for debt securities were provided by outside securities consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics. The fair values for equity securities were determined using market quotations on the principal public exchange markets.







                                  EXH 13-50

     The amortized cost and fair values of our investments in fixed-maturity securities at December 31, 1998, by contractual maturity are shown below:

(In millions)                      AFLAC Japan              AFLAC U.S.
                               --------------------    ---------------------
                               Amortized      Fair     Amortized     Fair
                                  Cost        Value      Cost        Value
                               ---------   ---------   ---------   ---------
Available for sale:
  Due in one year or less      $     197   $     202   $      63   $      63
  Due after one year through
    five years                     2,265       2,578         221         234
  Due after five years through
    10 years                       1,532       1,761         238         256
  Due after 10 years               8,824      10,043       2,264       2,424
  U.S. mortgage-backed
    securities                        69          73          26          26
                               ---------   ---------   ---------   ---------
    Total fixed-maturity
      securities available
      for sale                 $  12,887   $  14,657   $   2,812   $   3,003
                               =========   =========   =========   =========

Held to maturity:
  Due in one year or less      $      23   $      23           -           -
  Due after one year through
    five years                       417         413           -           -
  Due after five years through
    10 years                         399         385           -           -
  Due after 10 years               3,108       2,870           -           -
                               ---------   ---------   ---------   ---------
    Total fixed-maturity
      securities held
      to maturity              $   3,947   $   3,691   $       -   $       -
                               =========   =========   =========   =========


     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.


















                                  EXH 13-51

     In recent years, AFLAC Japan has purchased subordinated perpetual debenture securities issued primarily by European and Japanese banks. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the issue-date fixed-rate interest coupons subsequently increase to a market-interest rate plus 150 to 300 basis points and change to a variable-interest rate basis, generally by the 25th year after issuance, creating an economic maturity date. The economic maturities of the perpetual debentures owned at December 31, 1998, were as follows:

                                AFLAC Japan               AFLAC U.S.
(In millions)              ----------------------    ----------------------
                           Amortized      Fair       Amortized      Fair
                             Cost         Value       Cost          Value
                           ---------    ---------    ---------    ---------
Available for sale:
  Due after five years
    through 10 years       $    160     $    162     $     70     $     73
  Due after 15 years          1,184        1,088            -            -
                           --------     --------     --------     --------
    Total perpetual
     debentures available
     for sale              $  1,344     $  1,250     $     70     $     73
                           ========     ========     ========     ========
Held to maturity:
  Due after one year
    through five years     $    160     $    155     $      -     $      -
  Due after five years
    through 10 years            578          548            -            -
  Due after 10 years
    through 15 years          1,117        1,033            -            -
  Due after 15 years          1,639        1,395            -            -
                           --------     --------     --------     --------
    Total perpetual
     debentures held
     to maturity           $  3,494     $  3,131     $      -     $      -
                           ========     ========     ========     ========


     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related investment assets. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1998, the average duration of the yen-denominated policy liabilities was approximately 13 years, unchanged from 1997. The average duration of the yen-denominated debt securities was approximately nine years at both December 31, 1998 and 1997. The weighted-average period to maturity of debt securities of AFLAC Japan at December 31, 1998, was 13.9 years, compared with 13.5 years at December 31, 1997.









                                  EXH 13-52

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

 (In millions)                           1998         1997         1996
                                       --------     --------     --------
Realized gains (losses) on sale
 or redemption of securities
 available for sale:
  Debt securities:
    Gross gains from sales             $    16      $    24      $    21
    Gross losses from sales                (35)         (32)         (17)
    Net gains from redemptions               1            -            -
                                        ------       ------       ------
                                           (18)          (8)           4
  Equity securities:
    Gross gains from sales                  20           16            2
    Gross losses from sales                 (5)         (12)          (1)
  Other long-term assets, net                1           (1)          (3)
                                        ------       ------       ------
     Net realized gains (losses)       $    (2)     $    (5)     $     2
                                        ======       ======       ======

Changes in unrealized gains (losses):
  Debt securities:
    Available for sale                 $(1,447)     $   930      $  (184)
    Unamortized unrealized gains
     on securities transferred
     to held to maturity                 1,224            -            -
  Equity securities                         10           16           23
                                        ------       ------       ------
     Net unrealized gains (losses)     $  (213)     $   946      $  (161)
                                        ======       ======       ======


     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was:

 (In millions)                                     1998            1997
                                                 --------        --------
Unrealized gains on securities available
 for sale                                        $  1,946        $  3,383
Unamortized unrealized gains on securities
 transferred to held to maturity                    1,224               -
Less:
  Policy liabilities                                  885           1,272
  Deferred income taxes                               953             826
                                                 --------        --------
Shareholders' equity, net unrealized gains
  on investment securities                       $  1,332        $  1,285
                                                 ========        ========








                                  EXH 13-53

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

                                           1998                  1997
                                   -------------------   -------------------
                                   Amortized    Fair     Amortized    Fair
(In millions)                        Cost       Value      Cost       Value
                                   -------------------   -------------------
Japan National Government          $ 5,675     $ 7,157   $ 5,178     $ 6,715
The Tokyo Electric Power Co., Inc.     811         927       742         885
Chubu Electric Power Co., Inc.         698         714       444         518
Dai-Ichi Kangyo Bank                   454         420         *           *
Sumitomo Bank                          404         348         *           *
Credit Suisse First Boston             393         394         *           *

* Less than 10%


     AFLAC Japan's investments in Japanese government bonds (at amortized cost) constituted 23.9% and 28.3% of total debt securities at December 31, 1998 and 1997, respectively. Private placement investments held by AFLAC Japan at amortized cost accounted for 41.2% and 34.2% of total debt securities at December 31, 1998 and 1997, respectively. Most of the securities classified as held to maturity and perpetual debentures classified as available for sale constitute private placement investments.

     In January 1999, the credit ratings of several major Japanese financial institutions were downgraded. We owned debt securities issued by a Japanese bank in the amount of $454 million, 1.8% of total debt securities at December 31, 1998. Following the downgrade, these securities were rated "Ba1" by Moody's and "BB+" by Standard & Poor's.

     The components of net investment income for the years ended December 31 were as follows:

(In millions)                           1998          1997          1996
                                      --------      --------      --------
Fixed-maturity securities             $    985      $    942      $    918
Perpetual debentures                       158           134           109
Equity securities                            2             2             2
Mortgage loans and other                     1             2             2
Short-term investments and
  cash equivalents                           8            15             9
                                       -------       -------       -------
  Gross investment income                1,154         1,095         1,040
Less investment expenses                    16            17            18
                                       -------       -------       -------
  Net investment income               $  1,138      $  1,078      $  1,022
                                       =======       =======       =======


     At December 31, 1998, debt securities with a fair value of $12 million were on deposit with regulatory authorities. As of December 31, 1998, $54 million, at fair value, of AFLAC Japan's investment securities had been pledged to the Japan policyholder protection fund. The Company retains ownership of all securities on deposit and receives the related investment income.

                                  EXH 13-54

(4)  FINANCIAL INSTRUMENTS

     NONDERIVATIVES: The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented in this note.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for mortgage loans and notes payable with fixed interest rates were estimated using discounted cash flow analyses based on current rates for similar loans and borrowings.

     We use short-term security lending arrangements in AFLAC Japan to increase investment income with minimal risk. At December 31, 1998 and 1997, AFLAC Japan had security loans outstanding of $3.0 billion at fair value. At December 31, 1998 and 1997, we held Japanese government bonds as collateral for these loaned securities. Prior to 1998, securities received as collateral for such loans were reported separately in assets, at fair value, with a corresponding liability of the same amount for the return of such collateral at termination of the loans. Beginning in 1998, such collateral assets and the related liability are no longer included on the balance sheet under the accounting provisions of SFAS No. 125 (Note 1). The Company's security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.

     DERIVATIVES: We have only limited activity with derivative financial instruments and do not use them for trading purposes nor engage in leveraged derivative transactions. In addition, we do not use derivatives to hedge the foreign-currency-denominated net assets of our foreign insurance operations, except for short-term hedges of annual profit repatriations (none were outstanding at December 31, 1998 or 1997). See Note 1 for a description of our accounting policies for derivative financial instruments. See Note 2 for additional information on our yen-denominated net assets.

     We have outstanding interest rate swaps on 49.6 billion yen ($428 million) of our variable-interest-rate yen-denominated borrowings (Note 7). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts on a portion of these loans. Under these agreements, the Company makes fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receives floating-rate payments (.75% at December 31, 1998, plus loan costs of 25 or 20 basis points, respectively) based on the three-month Tokyo Interbank Offered Rate.










                                  EXH 13-55

     The fair value of interest rate swaps is the estimated amount that we would receive or pay to terminate the swap agreements at the reporting date. We are exposed to nominal credit risk in the event of nonperformance by counterparties to these interest rate swap agreements. The counterparties are primarily Japanese banks with the following credit ratings as of December 31, 1998.

            Counterparty                    Notional Amount
            Credit Rating                    (In millions)
         -------------------             ---------------------
                 AA                            $      39
                 A                                   106
                 BBB                                 283
                                                --------
                       Total                   $     428
                                                ========



     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                   1998                        1997
                        ------------------------    -----------------------
                          Carrying       Fair         Carrying      Fair
(In millions)              Amount        Value         Amount       Value
                        ------------------------    -----------------------
Assets:
 Fixed-maturity
   securities            $ 21,607       $ 21,351     $ 19,007      $ 19,007
 Perpetual debentures       4,817          4,454        3,431         3,431
 Equity securities            177            177          146           146
 Mortgage loans                 6              8           14            17
 Policy loans                   1              1            1             1
 Securities held as
   collateral for
   loaned securities            *          3,101        3,034         3,034

Liabilities:
 Notes payable (excluding
   capitalized leases)        578            578          505           505
 Derivatives - interest
   rate swaps                   *              7            *             8
 Payables for return of
   collateral on loaned
   securities                   *          3,101        3,034         3,034


* Off-balance sheet financial instrument









                                  EXH 13-56

(5)  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

(In millions)                                   1998            1997
                                               ------          ------
Land                                           $  131          $  111
Buildings                                         335             290
Equipment                                         159             147
                                                -----           -----
                                                  625             548
Less accumulated depreciation                     198             162
                                                -----           -----
  Net property and equipment                   $  427          $  386
                                                =====           =====











































                                  EXH 13-57

6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

(In millions)                   Liability Amounts      Interest Rates
                               -------------------   -------------------
                      Policy                           Year
                      Issue                             of       In 20
                       Year       1998      1997       Issue     Years
                      ------   --------   --------   --------  ---------
Health insurance:
  Japan:             1997-98   $   409    $    97        3.5%      3.5%
                     1995-96       111         67        4.0       4.0
                     1994-96     1,763      1,226        4.5       4.5
                     1990-94     9,392      7,595        5.5       5.5
                     1988-91       711        597        5.25      5.25
                     1987-88     1,238      1,043        5.5       5.5
                     1985-86     1,051        893        6.75      5.5
                     1978-84     2,757      2,391        6.5       5.5
                     1974-79       698        616        7.0       5.0

  U.S.:              1988-98       705        590        8.0       6.0
                     1986-98       542        489        6.0       6.0
                     1985-86        26         26        6.5       6.5
                     1981-86       258        261        7.0       5.5
                     Other         156        158

  Other foreign:                     -         41

Life insurance:
  Japan:             1997-98       114         28        3.5       3.5
                     1994-96       373        215        4.0       4.0
                     1988-93       652        489        5.25      5.25
                     1987-88       136        104        5.5       5.5
                     1985-87       210        172        5.65      5.65

  U.S.:              1956-98        31         29        4.0-6.0   4.0-6.0

Adjustment for
 unrealized gains on
 investments (Note 3)              885      1,272
                                ------     ------
                       Total   $22,218    $18,399
                                ======     ======













                                  EXH 13-58

     The weighted-average interest rates reflected in the Consolidated Statements of Earnings for future policy benefits for Japanese policies were 5.4% in 1998, and 5.5% in both 1997 and 1996; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 1998.

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In millions)                              1998         1997         1996
                                         --------     --------     --------
Unpaid supplemental health claims -
  beginning of year                      $    987     $  1,025     $  1,011
                                          -------      -------      -------
Add claims incurred during the year
  related to:
    Current year                            2,460        2,346        2,366
    Prior years                              (136)        (159)        (156)
                                          -------      -------      -------
       Total incurred                       2,324        2,187        2,210
                                          -------      -------      -------
Less claims paid during the year:
  On claims incurred during
    current year                            1,579        1,507        1,471
  On claims incurred during
    prior years                               617          626          617
                                          -------      -------      -------
       Total paid                           2,196        2,133        2,088
                                          -------      -------      -------
Effect of foreign exchange rate
  changes on unpaid claims                    107          (92)        (108)
                                          -------      -------      -------
Unpaid supplemental health claims -
  end of year                               1,222          987        1,025
Unpaid life claims - end of year               41           24           14
                                          -------      -------      -------
       Total liability for
        unpaid policy claims             $  1,263     $  1,011     $  1,039
                                          =======      =======      =======


     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates.
















                                  EXH 13-59

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In millions)                                            1998        1997
                                                       --------    --------
Unsecured, yen-denominated notes payable to banks:
  Reducing, revolving credit agreement, due
   annually through July 2001:
    2.29% fixed interest rate                          $   294     $   349
    Variable interest rate (.95% at
     December 31, 1998)                                     35           -
  Revolving credit agreement due November 2002:
    1.24% fixed interest rate                              134         149
    Variable interest rate (.90% at
     December 31, 1998)                                    115           -
Obligations under capitalized leases, due
 monthly through 2003, secured by computer
 equipment in Japan                                         18          18
Other                                                        -           7
                                                       -------     -------
    Total notes payable                                $   596     $   523
                                                       =======     =======


     The Company has a reducing, revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $325 million. Under the terms of the agreement, the borrowing limit will reduce to $250 million on July 15, 1999, and $125 million on July 15, 2000. At December 31, 1998, 34.1 billion yen ($294 million) was outstanding at a fixed interest rate and 4.0 billion yen ($35 million) was outstanding at a variable interest rate under this agreement.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 with a borrowing limit of $250 million, payable in either Japanese yen or U.S. dollars. At December 31, 1998, 15.5 billion yen ($134 million) was outstanding at a fixed interest rate and 13.3 billion yen ($115 million) was outstanding at a variable interest rate under this agreement.

     The principal amount of the loans at any date will fluctuate due to changes in the yen-to-dollar foreign currency exchange rate.

     Since most of these loans are with Japanese banks, we also incur the premium that Japanese banks are charged for short-term money, commonly referred to as the "Japan premium." Interest rate swaps related to the 2.29% and 1.24% (fixed rates after swaps) loans are described in Note 4.

     The aggregate contractual maturities of notes payable during each of the years after December 31, 1998, are: 1999, $86 million; 2000, $130 million; 2001, $128 million; and 2002, $252 million.

     We were in compliance with all of the covenants of the credit agreements at December 31, 1998.



                                  EXH 13-60

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)                                             1998        1997
                                                        --------    --------
Deferred income tax liabilities:
  Deferred acquisition costs                             $ 1,023     $   975
  Unrealized gains on investment securities                  461       1,332
  Other basis differences in investment securities           792           -
  Difference in tax basis of investment in AFLAC Japan         -          86
  Premiums receivable                                         67          73
                                                          ------      ------
    Total deferred income tax liabilities                  2,343       2,466
                                                          ------      ------
Deferred income tax assets:
  Other basis differences in investment securities             -         153
  Difference in tax basis of investment in AFLAC Japan        61           -
  Foreign tax credit carryforwards                             -          64
  Policy benefit reserves                                    440         498
  Policyholder protection fund                                49          18
  Unfunded retirement benefits                                71          72
  Other accrued expenses                                      33          63
  Other                                                      223         119
                                                          ------      ------
    Total gross deferred tax assets                          877         987
  Less valuation allowance                                    79         123
                                                          ------      ------
    Total deferred income tax assets                         798         864
                                                          ------      ------
      Net deferred income tax liability                    1,545       1,602
Current income tax liability                                 320         225
                                                          ------      ------
      Total income tax liability                         $ 1,865     $ 1,827
                                                          ======      ======


     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and non-insurance loss carryforwards that exceed projected future offsets. Only 35% of non-insurance losses can be offset against life insurance taxable income each year. During 1998, the valuation allowance for deferred tax assets decreased by $44 million (decreased by $40 million in 1997) due to changes in carryforwards of foreign tax credits and non-insurance losses for U.S. federal income tax purposes. No foreign tax credit carryforwards remained at December 31, 1998. Alternative minimum tax credit carryforwards of approximately $10 million are available at December 31, 1998.








                                  EXH 13-61

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

 (In millions)                        Japan         U.S.        Total
                                     -------      -------      -------
  1998:
    Current                         $    252     $     25     $    277
    Deferred - operations                (88)          (4)         (92)
    Deferred tax benefit from
      Japanese tax rate reduction       (121)           -         (121)
                                     -------      -------      -------
      Total                         $     43     $     21     $     64
                                     =======      =======      =======

  1997:
    Current                         $    203     $     89     $    292
    Deferred - operations                 (6)          (6)         (12)
                                     -------      -------      -------
      Total                         $    197     $     83     $    280
                                     =======      =======      =======

  1996:
    Current                         $    207     $     33     $    240
    Deferred - operations                 14            2           16
                                     -------      -------      -------
      Total                         $    221     $     35     $    256
                                     =======      =======      =======


     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)                          1998          1997          1996
                                     --------      --------      --------
Income taxes based on U.S.
  statutory rates                    $   193       $   303       $   228
Deferred tax benefit from Japanese
  tax rate reduction                    (121)            -             -
U.S. alternative minimum tax              12            50            26
Utilization of foreign tax credits       (47)          (91)          (11)
Non-insurance losses generating
  no current tax benefit                   9             -            12
Other, net                                18            18             1
                                      ------        ------        ------
  Income tax expense                 $    64       $   280       $   256
                                      ======        ======        ======









                                  EXH 13-62

     Income taxes are recorded in the Statements of Earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

(In millions)                                    1998      1997      1996
                                               --------  --------  --------
Statements of Earnings                         $    64   $   280   $   256
                                                ------    ------    ------
Other comprehensive income:
  Change in unrealized foreign currency
    translation gains on AFLAC Japan's
    dollar-denominated securities                  (29)        -         -
  Unrealized gains on investment securities:
    Unrealized holding gains (losses)
      arising during the year                      129       688      (113)
    Reclassification adjustment
      for realized (gains) losses
      included in net earnings                      (2)        4        (4)
                                                ------    ------    ------
    Total income taxes allocated to
      other comprehensive income                    98       692      (117)
                                                ------    ------    ------
Additional paid-in capital(exercise
  of stock options)                                 (1)       (1)        -
                                                ------    ------    ------
      Total income taxes                       $   161   $   971   $   139
                                                ======    ======    ======


     Effective January 1, 1998, the Japanese government changed the income tax provisions for foreign companies operating in Japan, increasing income taxes on investment income and realized gains/losses from securities issued by entities located in their home country. This change increases Japanese income taxes on the income from most of AFLAC Japan's dollar-denominated securities. In addition, in March 1998, the Japanese government enacted a reduction in the Japanese corporate income tax rate. The statutory rate for AFLAC Japan declined from 45.3% to 41.7% beginning May 1, 1998. The net effect of these two Japanese tax changes increased income tax expense on consolidated operating earnings by approximately $10 million for the year ended December 31, 1998 (an increase of approximately $22 million from increased taxes on AFLAC Japan's dollar-denominated investment income, less approximately $12 million from the benefit of the statutory tax rate reduction).

     The Japanese tax rate reduction also increased 1998 net earnings by $121 million ($.46 per basic share, $.44 per diluted share) from the reduction of AFLAC Japan's deferred tax liability as of March 31, 1998, the date of enactment of the reduced tax rate. The deferred tax reduction represented the effect of recalculating Japanese deferred income taxes at the new 41.7% rate on the temporary differences between the financial reporting basis and the Japanese income tax basis of AFLAC Japan's assets and liabilities.

     The Japanese income tax change in 1998, relating to the income on AFLAC Japan's dollar-denominated securities issued by U.S. entities, also impacted income tax expense for the two other-comprehensive-income components for the year ended December 31, 1998. Deferred income tax

                                  EXH 13-63
expense on unrealized gains (losses) for 1998 on debt securities includes $76 million for AFLAC Japan's dollar-denominated securities, of which $59 million related to accumulated unrealized gains existing as of January 1, 1998, the effective date of the tax law change. The deferred income tax benefits of $29 million on changes in unrealized foreign currency translation gains for 1998 represents Japanese income taxes on currency translation gains that arise for Japanese tax purposes from conversion of AFLAC Japan's dollar-denominated investments into yen. This tax benefit is net of a deferred income tax expense of $51 million on accumulated currency translation gains existing as of January 1, 1998.

     In late 1998, the Japanese government proposed a further reduction in the Japanese income tax rate. The proposal would reduce AFLAC Japan's income tax rate from 41.7% to 36.2% effective April 1, 1999. The proposal is expected to be finalized in early 1999. Such tax rate reduction is not expected to reduce AFLAC's future consolidated income tax expense. Instead, it will largely result in a shift of income tax expense from Japan to the United States as a result of the U.S. foreign tax credit provisions.


(9)  SHAREHOLDERS' EQUITY

     On May 4, 1998, the board of directors declared a two-for-one stock split. This split was payable to shareholders of record as of May 22, 1998, and the additional shares were issued on June 8, 1998. All share and per-share amounts in the accompanying financial statements have been restated for this split.

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)                1998          1997          1996
                                      --------      --------      --------
Common stock - issued:
  Balance at beginning of year         316,380       314,478       312,716
  Exercise of stock options              1,591         1,902         1,762
                                      --------      --------      --------
  Balance at end of year               317,971       316,380       314,478
                                      --------      --------      --------
Treasury stock:
  Balance at beginning of year          49,944        38,708        28,767
  Purchases of treasury stock:
    Open market                          3,806        12,737        11,849
    Received from employees for
     taxes on stock option exercises       212           390           280
  Shares issued to sales associates
    stock bonus plan and dividend
    reinvestment plan                   (1,218)       (1,526)       (1,874)
  Exercise of stock options               (457)         (365)         (314)
                                      --------      --------      --------
  Balance at end of year                52,287        49,944        38,708
                                      --------      --------      --------
Shares outstanding at end of year      265,684       266,436       275,770
                                      ========      ========      ========




                                  EXH 13-64

     SHARE REPURCHASE PROGRAM: Since the inception of the share repurchase program in February 1994, we have purchased 57.4 million shares.
Approximately 7.4 million shares are still available for purchase under current authorizations.

     STOCK OPTIONS: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The option period runs for a maximum of 10 years. The exercise price must be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized. The options are exercisable immediately unless they are placed under a vesting schedule that is determined by the compensation committee of the board of directors at the time of the grant. At December 31, 1998, 10.6 million shares were available for future grants.

     The following table summarizes stock option activity:

                                                          Weighted-Average
                                           Option          Exercise Price
(In thousands of shares)                   Shares            per Share
                                         ----------       ----------------
  Outstanding at December 31, 1995         16,403            $   7.31
    Granted                                 3,660               16.40
    Canceled                                 (128)              12.60
    Exercised                              (2,333)               5.28
                                          -------
  Outstanding at December 31, 1996         17,602                9.43
    Granted                                 1,451               26.73
    Canceled                                  (40)              15.44
    Exercised                              (2,542)               5.78
                                          -------
  Outstanding at December 31, 1997         16,471               11.50
    Granted                                 1,953               30.18
    Canceled                                  (31)              23.74
    Exercised                              (2,148)               6.92
                                          -------
  Outstanding at December 31, 1998         16,245            $  14.33
                                          =======



(In thousands of shares)              1998          1997          1996
                                   ----------    ----------    ----------
Shares exercisable at
 end of year                         12,946        13,256        13,551
                                    =======       =======       =======












                                  EXH 13-65

     The following table summarizes information about stock options outstanding at December 31, 1998:

(In thousands            Options Outstanding           Options Exercisable
  of shares)     -----------------------------------  ----------------------
                             Weighted-
                             Average      Weighted-               Weighted-
                             Remaining    Average                 Average
Range of         Number      Contractual  Exercise    Number      Exercise
Exercise Prices  Outstanding Life (Yrs)   Price       Exercisable Price
---------------  ----------- ------------ ----------  ----------- ----------
$ 1.87 - $ 3.67       912        1.3      $  2.21          912      $  2.21
  3.73 -   8.07     1,823        2.1         5.34        1,823         5.34
  9.42              5,188        4.5         9.42        5,188         9.42
  9.60 -  14.10     1,518        5.9        12.57        1,512        12.56
 15.83              2,586        7.1        15.83        1,691        15.83
 16.97 -  27.69     2,280        8.3        23.54        1,532        23.53
 30.09 -  38.00     1,938        9.5        30.18          288        30.12
                   ------                               ------
$ 1.87 - $38.00    16,245        5.7      $ 14.33       12,946      $ 11.67
                   ======                               ======


     As permitted by SFAS No. 123, we do not recognize compensation cost in the Consolidated Statements of Earnings for employee stock options. Had compensation cost for stock options granted after 1994 been determined using the fair-value-based method, as described in SFAS No. 123, the effect on our net earnings and net earnings per share would approximate the following pro forma amounts:

                                        1998         1997         1996
                                      --------     --------     --------
Decrease to:
  Net earnings (in millions)           $   13       $   12       $    8
  Net earnings per share - basic          .05          .04          .03
  Net earnings per share - diluted        .05          .04          .03



     The fair value of each option granted after 1994 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 1998:

                                   1998            1997            1996
                                ---------       ---------       ---------
Expected life from vesting
  date (years)                   3.5-4.4         3.4-6.1         3.7-6.1
Dividend yield                        .6%            1.0%            1.0%
Expected volatility                 27.3%           20.2%           19.3%
Risk-free interest rate              5.5%            6.0%            7.0%







                                  EXH 13-66

     The pro forma information presented above is not indicative of future amounts. The provisions of SFAS No. 123 were applicable prospectively, and the above pro forma disclosures therefore do not include amortization of the fair value of awards prior to 1995. Also, we expect that additional options will be granted in future years.

     VOTING RIGHTS: In accordance with the Parent Company's Articles of Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.


(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $4.6 billion at December 31, 1998, on a GAAP basis. AFLAC Japan accounted for $2.7 billion, or 59.4%, of these net assets.

     Our insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Financial Supervisory Agency, on the basis of statutory accounting practices prescribed or permitted by such authorities. As determined on a U.S. statutory accounting basis, AFLAC's net income was $231 million in 1998, $335 million in 1997 and $257 million in 1996, and capital and surplus was $1.6 billion and $1.8 billion at December 31, 1998 and 1997, respectively.

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

 (In millions)                                           1998        1997
                                                       --------    --------
Net assets on GAAP basis                               $  4,591    $  4,175
Adjustment of debt securities from fair value
  to amortized cost                                      (3,094)     (3,316)
Elimination of deferred policy acquisition costs         (3,059)     (2,577)
Adjustment to policy liabilities                          1,788       2,111
Elimination of deferred income taxes                      1,578       1,642
Reduction in premiums receivable                            (77)        (84)
Establishment of asset valuation reserve                   (147)       (117)
Elimination of statutory non-admitted assets               (110)        (84)
Difference in foreign currency translation adjustment       (73)         68
Difference in accrued expenses                              139          24
Other, net                                                  112         (71)
                                                        -------     -------
  Net assets on U.S. statutory
    accounting basis                                   $  1,648    $  1,771
                                                        =======     =======


     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management fees (see Note 2) and other payments to the Parent Company by its insurance

                                  EXH 13-67
subsidiary are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that the insurance subsidiary must maintain adequate risk-based capital. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Georgia without prior approval of the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory equity as of the previous year-end. Dividend payments by AFLAC during 1999 in excess of $213 million would require such approval. Dividends paid by AFLAC during 1998 were $172 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with risk-based capital provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $154 million in 1998, $347 million in 1997 and $217 million in 1996.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $397 million and $400 million at December 31, 1998 and 1997, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, deferred income tax liabilities are not recognized, and investment securities are carried at cost less certain market value adjustments.


























                                  EXH 13-68

(11)  BENEFIT PLANS

     Reconciliations of the funded status of the basic employee defined benefit pension plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

                                           1998                  1997
                                     ----------------     ----------------
(In thousands)                        Japan     U.S.       Japan     U.S.
                                     -------  -------     -------  -------
Projected benefit obligation:
  Benefit obligation at
   beginning of year                 $25,627  $50,465     $24,651  $45,492
  Service cost                         2,188    2,362       2,224    2,450
  Interest cost                          973    3,491         982    3,132
  Actuarial loss                      10,190    5,559       1,233    3,652
  Benefits paid                         (439)  (1,457)       (540)    (800)
  Effect of foreign exchange
   rate changes                        4,884        -      (2,923)       -
  Other:  termination of
   subsidiary plan                         -        -           -   (3,461)
                                      ------   ------      ------   ------
    Benefit obligation at
     end of year                      43,423   60,420      25,627   50,465
                                      ------   ------      ------   ------
Plan assets:
  Fair value of plan assets at
   beginning of year                  18,547   45,530      18,445   37,574
  Actual return on plan assets           465    2,878         301    7,166
  Employer contribution                2,260    1,590       2,480    1,590
  Benefits paid                         (439)  (1,457)       (540)    (800)
  Effect of foreign exchange
   rate changes                        2,608        -      (2,139)       -
                                      ------   ------      ------   ------
    Fair value of plan assets at
     end of year                      23,441   48,541      18,547   45,530
                                      ------   ------      ------   ------

    Funded status                    (19,982) (11,879)     (7,080)  (4,935)
Unrecognized net actuarial loss       12,144   10,308       1,160    3,539
Unrecognized transition
 obligation (asset)                      502     (840)        523     (961)
Unrecognized prior service cost          972      165         932      182
                                      ------   ------      ------   ------
    (Accrued) prepaid benefit cost   $(6,364) $(2,246)    $(4,465) $(2,175)
                                      ======   ======      ======   ======












                                  EXH 13-69

     The components of retirement expense and actuarial assumptions for the years ended December 31 are as follows:

                                  1998            1997            1996
                             --------------  --------------  --------------
(In thousands)                Japan   U.S.    Japan   U.S.    Japan   U.S.
                             ------  ------  ------  ------  ------  ------
Components of net periodic
 benefit cost:
  Service cost               $2,188  $2,362  $2,224  $2,450  $2,169  $2,591
  Interest cost                 973   3,491     982   3,132   1,031   3,142
  Expected return on plan
   assets                      (450) (4,086)   (429) (3,366)   (587) (2,911)
  Recognized net actuarial
   loss                           -       -       -     405       -     491
  Amortization of transition
   obligation (asset)            77    (122)     83    (122)     92    (122)
  Amortization of prior
   service cost                  67      16      72     (26)     80     (26)
  Net curtailment gain            -       -       -    (377)      -       -
                              -----   -----   -----   -----   -----   -----
  Net periodic benefit cost  $2,855  $1,661  $2,932  $2,096  $2,785  $3,165
                              =====   =====   =====   =====   =====   =====

Weighted-average actuarial
 assumptions as of fiscal
 year-end:
  Discount rate-net periodic
   benefit cost                 4.0%    7.0%    4.0%    7.0%    4.0%    7.0%
  Discount rate-benefit
   obligations                  3.0     6.5     4.0     7.0     4.0     7.0
  Expected return on plan
   assets                       2.5     9.0     2.5     9.0     2.5     9.0
  Rate of compensation
   increase                     3.5     4.0     3.5     4.0     3.5     5.0



     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. The expense recognized for these plans was $31 million in 1998, $29 million in 1997 and $37 million in 1996. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 1998 and 1997, was $223 million and $195 million, respectively. The actuarial present value of projected benefit obligations was $226 million and $199 million at December 31, 1998 and 1997, respectively. The discount rates used were the same as for the funded plans. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Benefits are payable at .5% of the Company's pretax earnings, as defined in the agreement, for the previous year.







                                  EXH 13-70

     Reconciliation of the benefit obligation of the unfunded retiree medical program and other postretirement benefits with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)                                   1998              1997
                                               --------          --------
Benefit obligation:
  Benefit obligation at beginning of year      $ 10,062          $  9,353
  Service cost                                      320               313
  Interest cost                                     684               674
  Actuarial loss                                     95               275
  Benefits paid                                    (339)             (553)
                                                -------           -------
Unfunded benefit obligation at end of year       10,822            10,062
Unrecognized net actuarial gain                   1,032             1,157
                                                -------           -------
    Accrued (prepaid) benefit cost             $ 11,854          $ 11,219
                                                =======           =======


     The components of expenses for the retiree medical program and actuarial assumptions are as follows:

(In thousands)                           1998        1997        1996
                                       --------    --------    --------
Service cost                           $    320    $    313    $    296
Interest cost                               684         674         630
Recognized net actuarial loss (gain)        (30)        (34)        (41)
                                        -------     -------     -------
    Net periodic benefit cost          $    974    $    953    $    885
                                        =======     =======     =======
Discount rate:
  Net periodic cost                         7.0%        7.0%        7.0%
  Benefit obligations                       6.5         7.0         7.0

Effect of 1-percentage point increase
 in health care cost trend rate:
  On total of service and interest
   cost components                     $    102    $     93    $     86
  On postretirement benefit obligation      791         704         466
Effect of 1-percentage point decrease
 in health care cost trend rate:
  On total of service and interest
   cost components                          (97)        (80)        (75)
  On postretirement benefit obligation     (743)       (650)       (425)


     The projected health care cost trend rate used in 1998 was 10%, graded to 7% over three years.








                                  EXH 13-71

     STOCK BONUS PLAN: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The vesting requirements are based on years of service. Any shares forfeited reduce future contributions of AFLAC U.S. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $10 million in both 1998 and 1997, and $9 million in 1996.


(12)  COMMITMENTS AND CONTINGENCIES

     LITIGATION: We are a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in Alabama, where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of the litigation still pending will not have a material adverse effect on our financial position.





































                                  EXH 13-72

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

     The Company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine the audit procedures to be performed that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears on the following page.

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






                                  EXH 13-73

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                       KPMG LLP


Atlanta, Georgia
January 28, 1999

















                                  EXH 13-74

                                          Unaudited Consolidated Quarterly Financial Data
                                             (In millions, except for per-share amounts)

Three Months ended,             March 31, 1998            June 30, 1998         September 30, 1998        December 31, 1998
----------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
----------------------------------------------------------------------------------------------------------------------------
Total revenues               $ 1,757        2.9%      $ 1,704      (15.2)%     $ 1,700       (5.0)%     $ 1,944       11.4%
Net earnings                     160       77.9           103      (66.1)          108       12.0           116       21.0
----------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .60       81.8%      $   .38      (65.8)%     $   .40       14.3%      $   .44       22.2%
  Net earnings (diluted)         .58       81.3           .37      (65.4)          .39       14.7           .42       20.0
  Cash dividends                 .058                     .065                     .065                     .065
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Three Months ended,             March 31, 1997            June 30, 1997         September 30, 1997        December 31, 1997
----------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
----------------------------------------------------------------------------------------------------------------------------

Total revenues               $ 1,708       (1.3)%     $ 2,009       15.3%      $ 1,790         .8%      $ 1,745       (5.8)%
Net earnings                      90        4.2           303      253.1            96        8.8            96      (28.2)
----------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .33       10.0%      $  1.11      270.0%      $   .35        9.4%      $   .36      (25.0)%
  Net earnings (diluted)         .32        6.7          1.07      256.7           .34        9.7           .35      (25.5)
  Cash dividends                 .05                      .058                     .058                     .058
----------------------------------------------------------------------------------------------------------------------------














                                                              EXH 13-75






77