Form 10-K, Exhibit 13
period 1999-12-31
AFLAC INC
filed 2000-03-27
CIK 4977

                                EXHIBIT 13


































                                  EXH 13

                                EXHIBIT 13

     The following information is contained in the 1999 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 1999 Form 10-K have been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                 PART II

ITEM 5.  (a) Market Information:

     The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 1999, are as follows:

                       Quarterly Common Stock Prices


        1999                  High              Low             Close
   ---------------------------------------------------------------------
     4th Quarter          $  54.25          $  41.88         $  47.19
     3rd Quarter             49.38             40.81            41.88
     2nd Quarter             56.75             44.50            47.88
     1st Quarter             54.50             39.00            54.44



        1998                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  45.31          $  25.50         $  43.88
     3rd Quarter             38.25             25.13            28.56
     2nd Quarter             34.50             29.50            30.31
     1st Quarter             33.62             22.69            31.63



        1997                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  28.16          $  22.13         $  25.56
     3rd Quarter             28.94             24.25            27.13
     2nd Quarter             25.69             19.19            23.63
     1st Quarter             21.75             18.75            18.75











                                 EXH 13-1

ITEM 5.  (b)  Holders:

                              1999             1998              1997
---------------------------------------------------------------------------
Number of common
 shares outstanding        265,740,816      265,684,034       266,436,020
Number of registered
 common shareholders            69,899           62,525            57,788
Approximate number of
 common shareholders           155,900          145,500           128,900



ITEM 5.  (c)  Quarterly cash dividends:

                                          1999             1998
                                         ------           ------
             4th Quarter                 $.075            $.065
             3rd Quarter                  .075             .065
             2nd Quarter                  .075             .065
             1st Quarter                  .065             .058


     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning shareholders' equity, presented in this Exhibit 13 on page 13-23, and Note 9, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-62.




























                                 EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In millions, except for share and per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
For the Year                                         1999           1998           1997           1996           1995
                                                   --------       --------       --------       --------       --------
Revenues:
    Premiums, principally supplemental
      health insurance                             $  7,264       $  5,943       $  5,874       $  5,910       $  6,071
    Net investment income                             1,369          1,138          1,078          1,022          1,025
    Realized investment gains (losses)                  (13)            (2)            (5)             2              -
    Gain on sale of television business                   -              -            267             60              -
    Other income                                         20             25             37            106             95
                                                   --------       --------       --------       --------       --------
            Total revenues                            8,640          7,104          7,251          7,100          7,191
                                                   --------       --------       --------       --------       --------
Benefits and expenses:
    Benefits and claims                               5,885          4,877          4,833          4,896          5,034
    Expenses                                          1,977          1,676          1,553          1,554          1,556
                                                   --------       --------       --------       --------       --------
            Total benefits and expenses               7,862          6,553          6,386          6,450          6,590
                                                   --------       --------       --------       --------       --------
            Pretax earnings                             778            551            865            650            601
Income taxes                                            207             64            280            256            252
                                                   --------       --------       --------       --------       --------
            Net earnings                           $    571(1)    $    487(2)    $    585(3)    $    394(4)    $    349
                                                   ========       ========       ========       ========       ========

---------------------------------------------------------------------------------------------------------------------------
Per Common Share
---------------------------------------------------------------------------------------------------------------------------
Net earnings (basic)                               $   2.15(1)    $   1.83(2)    $   2.15(3)    $   1.41(4)    $   1.20
Net earnings (diluted)                                 2.07(1)        1.76(2)        2.08(3)        1.36(4)        1.17
Cash dividends                                          .29            .253           .224           .194           .169
Shareholders' equity                                  14.56          14.19          12.88           7.71           7.53
Price range:                  High                    56.75          45.31          28.94          22.00          14.92
                              Low                     39.00          22.69          18.75          14.13          10.63
                              Close                   47.19          43.88          25.56          21.38          14.50
Price/earnings ratio:*        High                    28.4x          29.0x          21.8x          18.3x          12.8x
                              Low                     19.5           14.5           14.1           11.8            9.1
Common shares used for basic EPS (In thousands)     265,869        266,305        272,110        280,352        291,355
Common shares used for diluted EPS (In thousands)   275,423        275,872        281,596        288,922        298,984
---------------------------------------------------------------------------------------------------------------------------


                                                           EXH 13-3

(In millions, except for share and per-share amounts):
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
At Year-End                                          1999           1998           1997           1996           1995
                                                   --------       --------       --------       --------       --------
Assets:
    Investments and cash                           $ 32,024       $ 26,994       $ 22,880       $ 20,744       $ 20,045
    Other                                             5,017          4,228          6,590          4,286          5,172
                                                   --------       --------       --------       --------       --------
      Total assets                                 $ 37,041       $ 31,222       $ 29,470       $ 25,030       $ 25,217
                                                   ========       ========       ========       ========       ========
Liabilities and shareholders' equity:
    Policy liabilities                             $ 29,604       $ 24,034       $ 19,885       $ 20,234       $ 19,514
    Notes payable                                     1,111            596            523            354            327
    Income taxes                                      1,511          1,865          1,827          1,181          1,398
    Other liabilities                                   947            957          3,805          1,135          1,844
    Shareholders' equity                              3,868          3,770          3,430          2,126          2,134
                                                   --------       --------       --------       --------       --------
      Total liabilities and shareholders' equity   $ 37,041       $ 31,222       $ 29,470       $ 25,030       $ 25,217
                                                   ========       ========       ========       ========       ========
--------------------------------------------------------------------------------------------------------------------------
Supplemental Data
--------------------------------------------------------------------------------------------------------------------------
Operating earnings**                               $    550       $    429       $    374       $    347       $    349
Operating earnings per share (basic)**                 2.07           1.61           1.38           1.24           1.20
Operating earnings per share (diluted)**               2.00           1.56           1.33           1.20           1.17
Pretax profit margin***                                9.9%           9.3%           8.6%           8.4%           8.4%
After-tax profit margin***                             6.4%           6.0%           5.4%           4.9%           4.8%
Operating return on equity****                        20.9%          18.7%          18.8%          19.9%          22.0%
Yen/dollar exchange rate at year-end (yen)           102.40         115.70         130.10         116.10         102.95
Average yen/dollar exchange rate (yen)               113.96         130.89         121.07         108.84          94.10

Notes: (1) Includes gain of $67 ($.25 per basic share, $.24 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $41 ($.15 per basic and diluted share) for a mandated policyholder protection fund in 1999.
       (2) Includes gain of $121 ($.45 per basic share, $.44 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.
       (3) Includes gain of $211 ($.77 per basic share, $.75 per diluted share) from the sale of the broadcast business in 1997.
       (4) Includes gain of $48 ($.17 per basic share, $.16 per diluted share) from the sale of the broadcast business in 1996.
       (*) Based on diluted operating earnings per share.  (**) Excludes realized investment gains/losses and in 1996 and
           1997, the gains from the sale of the television business; excludes charges for the policyholder protection fund and benefits of tax rate reductions in 1998 and 1999.  (***) Operating basis.  (****) Based on operating earnings and excluding unrealized gains on investment securities, net.
                                                EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     AFLAC Incorporated is the parent company of American Family Life Assurance Company of Columbus, AFLAC. Our principal business is supplemental health and life insurance, which is marketed and administered through AFLAC.

     Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. Our businesses in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for our insurance operations.


                             RESULTS OF OPERATIONS

     Several significant non-operating items affected our net earnings during the three-year period ended December 31, 1999.

     Two corporate income tax rate reductions were enacted in Japan. The statutory tax rate for AFLAC Japan declined from 45.3% to 41.7% in 1998 and from 41.7% to 36.2% in 1999. These tax rate declines caused reductions in our deferred income tax liability. The deferred tax effect for the 1998 tax reduction was recognized in the first quarter of 1998, increasing net earnings by $121 million ($.45 per basic share and $.44 per diluted share). The deferred tax effect for the 1999 tax reduction was recognized in the first quarter of 1999, increasing net earnings by $67 million ($.25 per basic share and $.24 per diluted share).

     Another factor affecting net earnings was a policyholder protection system mandated by the Japanese government during the first quarter of 1998. The pretax charge for our obligation to the new protection fund was $111 million ($65 million after tax, or $.24 per basic and diluted share). In 1999, Toho Mutual Life Insurance Company, a Japanese insurer, was declared insolvent by Japanese government regulators. This insolvency is expected to deplete most of the policyholder protection fund established in 1998. In order to replenish the policyholder protection fund, the Japanese government and the life insurance industry agreed to new legislation that will increase the life insurance industry's legal obligation to the fund. Our share of the industry's obligation was recognized in the fourth quarter of 1999 and decreased pretax earnings by $64 million ($41 million after-tax, or $.15 per basic and diluted share). For further information regarding this policyholder protection fund, see Note 2 of the Notes to the Consolidated Financial Statements.

     Affecting net earnings in 1997 was the sale of our television business, which consisted of seven network-affiliated stations. The sale of one station closed on December 31, 1996. The sale of the six remaining stations was completed in 1997. The pretax and after-tax gains recognized during the second quarter of 1997 on the closing of these six stations were $267 million and $211 million, respectively. The effect of the after-tax gain on 1997 basic and diluted net earnings per share was $.77 and $.75, respectively.







                                 EXH 13-5

     The results of operations by business segment, together with non-operating items, for the three-year period ended December 31, 1999, were as follows.

               SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT
                  (In millions, except for per-share amounts)

                                    Percentage change        Years ended
                                    over previous year       December 31,
                                    ------------------  ---------------------
                                       1999     1998     1999    1998    1997
                                    ------------------  ---------------------
Operating earnings:
  AFLAC Japan. . . . . . . . . . . .    29.6%    (.4)%  $ 651   $ 502   $ 504
  AFLAC U.S. . . . . . . . . . . . .    11.4    24.9      256     230     184
  Television operations. . . . . . .                        -       -       4
  Other business segments. . . . . .                       (4)      2      (2)
                                                         ----    ----    ----
     Total business segments . . . .    23.2     6.3      903     734     690
  Interest expense, non-insurance
    operations . . . . . . . . . . .   (40.9)    1.2      (15)    (10)    (10)
  Corporate and eliminations . . . .    45.0    23.4      (32)    (60)    (77)
                                                         ----    ----    ----
    Pretax operating earnings. . . .    28.9    10.1      856     664     603
  Income taxes . . . . . . . . . . .    30.4     2.8      306     235     229
                                                         ----    ----    ----
    Operating earnings . . . . . . .    28.1    14.6      550     429     374

Non-operating items:
  Deferred income tax benefit from
    Japanese tax rate reductions . .                       67     121       -
  Provisions for the Japanese
    mandated policyholder
    protection fund, net of tax. . .                      (41)    (65)      -
  Gain on sale of television
   business, net of tax. . . . . . .                        -       -     211
  Realized investment gains
   (losses), net of tax. . . . . . .                       (5)      2       -
                                                         ----    ----    ----
    Net earnings . . . . . . . . . .    17.4% (16.8)%   $ 571   $ 487   $ 585
                                        ====   ====      ====    ====    ====
Operating earnings per basic share .    28.6%  16.7%    $2.07   $1.61   $1.38
Operating earnings per diluted share    28.2   17.3      2.00    1.56    1.33
                                        ====   ====      ====    ====    ====
Net earnings per basic share . . . .    17.5% (14.9)%   $2.15   $1.83   $2.15
Net earnings per diluted share . . .    17.6  (15.4)     2.07    1.76    2.08
                                        ====   ====      ====    ====    ====
==============================================================================

     The following discussion of earnings comparisons focuses on operating earnings and excludes realized investment gains/losses, the charges for the mandated policyholder protection fund, the deferred income tax benefits from the Japanese income tax rate reductions and the gain from the sale of the television business. Operating earnings per share referred to in the following discussion are based on the diluted number of average outstanding shares.


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

     The following table illustrates the effect of foreign currency translation on our reported operating results by comparing these results as if foreign currency rates had remained unchanged from the previous year.

          SELECTED PERCENTAGE CHANGES FOR SUPPLEMENTAL CONSOLIDATED DATA
                          (YEARS ENDED DECEMBER 31)

                            Including Foreign          Excluding Foreign
                             Currency Changes          Currency Changes*
                         ------------------------   ------------------------
                           1999    1998    1997      1999     1998     1997
                         ------   ------   ------   ------   ------   ------
Premium income             22.2%   1.2%     (.6)%     9.4%     7.7%     8.5%
Net investment income      20.3    5.6      5.5      10.7     11.1     14.0
Operating revenues         21.8    1.7      (.7)      9.5      8.0      8.2
Total benefits and
  expenses                 21.0     .9     (1.0)      8.3      7.4      8.0
Operating earnings         28.1   14.6      7.8      20.6     18.6     15.2
Operating earnings
  per share                28.2   17.3     10.8      20.5     21.1     18.3
-----------------------------------------------------------------------------
 *  Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
=============================================================================

     The yen strengthened in relation to the dollar during 1999 after several years of weakening. The average yen/dollar exchange rates were 113.96 in 1999, 130.89 in 1998, and 121.07 in 1997. The stronger yen in 1999 compared with 1998 increased operating earnings by $.12 per share in 1999. The weaker yen in 1998 and 1997 lowered operating earnings per share by $.05 in 1998 compared with 1997, and by $.09 in 1997 compared with 1996. Reported operating earnings per share increased 28.2% to $2.00 in 1999, 17.3% to $1.56 in 1998 and 10.8% to $1.33 in 1997.

     Our primary financial objective is to grow operating earnings per share before the effect of foreign currency translations. Our goal for 1999 was 20% growth, which we exceeded. Excluding the effect of currency fluctuations, operating earnings per share increased 20.5% in 1999 compared with 1998, 21.1% in 1998 compared with 1997, and 18.3% in 1997 compared with 1996.

     Our objective for 2000 is to increase operating earnings per share growth by 15% to 17% excluding the impact of currency translation. If we achieve a 17% increase, the following table shows the likely results for operating earnings per share in 2000 when the impact from various foreign currency translations is included.




                                 EXH 13-7

                         2000 OPERATING EPS SCENARIOS

Annual Average Yen    Annual Operating       % Growth           Yen Impact
  Exchange Rate         Diluted EPS          Over 1999            on EPS
------------------    ----------------       ---------          ----------
     100.00               $  2.48              24.0%             $   .14
     105.00                  2.42              21.0                  .08
     110.00                  2.38              19.0                  .04
     113.96*                 2.34              17.0                    -
     115.00                  2.33              16.5                 (.01)
     120.00                  2.29              14.5                 (.05)
     125.00                  2.25              12.5                 (.09)

   *Actual 1999 average exchange rate


INTEREST EXPENSE

     The shares purchased under our share repurchase program were financed with bank borrowings, available cash, and in 1999, proceeds from an offering of senior notes. Interest expense related to the share repurchase program was $15 million in 1999, $10 million in 1998, and $9 million in 1997. Consolidated interest expense, including interest expense from insurance operations, was $18 million in 1999, $13 million in 1998 and $14 million in 1997.


INCOME TAXES

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.8% in 1999, 35.4% in 1998 and 37.9% in 1997. Japanese income taxes on AFLAC Japan's operating results accounted for most of our income tax expense. The higher effective tax rate in 1997 primarily resulted from U.S.
alternative minimum tax incurred.   The 1999 reduction in the statutory tax
rate in Japan did not significantly change our combined U.S./Japan effective tax rate as it largely shifted income tax expense from our Japanese to our U.S. business due to the operation of the U.S. foreign tax credit provisions.



                      INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan is a branch of AFLAC and the principal contributor to our earnings. AFLAC Japan ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. AFLAC Japan ranks second in terms of individual policies in force and 14th in assets among all life insurance companies operating in Japan.












                                 EXH 13-8

     The following table presents a summary of AFLAC Japan's operating results.

                                  AFLAC JAPAN
                          SUMMARY OF OPERATING RESULTS

 (In millions)                             1999         1998         1997
                                         ---------------------------------
Premium income . . . . . . . . . . . .   $ 5,906      $ 4,738      $ 4,803
Investment income. . . . . . . . . . .     1,111          917          893
Other income . . . . . . . . . . . . .         4            2            1
                                          ------       ------       ------
  Total revenues . . . . . . . . . . .     7,021        5,657        5,697
                                          ------       ------       ------
Benefits and claims. . . . . . . . . .     5,039        4,119        4,156
Operating expenses . . . . . . . . . .     1,331        1,036        1,037
                                          ------       ------       ------
  Total benefits and expenses. . . . .     6,370        5,155        5,193
                                          ------       ------       ------
  Pretax operating earnings. . . . . .   $   651      $   502      $   504
                                          ======       ======       ======
------------------------------------------------------------------------------
Percentage changes in dollars
 over previous year:
  Premium income . . . . . . . . . . .      24.6%        (1.4)%       (3.0)%
  Investment income. . . . . . . . . .      21.2          2.7          (.3)
  Total revenues . . . . . . . . . . .      24.1          (.7)        (2.6)
  Pretax operating earnings. . . . . .      29.6          (.4)        (5.4)
------------------------------------------------------------------------------
Percentage changes in yen
 over previous year:
  Premium income . . . . . . . . . . .       8.5%         6.6%         7.9%
  Investment income. . . . . . . . . .       5.2         11.0         11.0
  Total revenues . . . . . . . . . . .       8.0          7.3          8.4
  Pretax operating earnings. . . . . .      12.3          7.5          5.4
------------------------------------------------------------------------------
Ratios to total revenues in dollars:
  Benefits and claims. . . . . . . . .      71.8%        72.8%        73.0%
  Operating expenses . . . . . . . . .      18.9         18.3         18.2
  Pretax operating earnings. . . . . .       9.3          8.9          8.8
==============================================================================


JAPANESE ECONOMY

     Japan's economy has been weak for several years. The financial strength of many Japanese financial institutions deteriorated during that time, and some experienced bankruptcy. As we have indicated in the past, the weak economy in Japan in recent years has resulted in a difficult marketing environment for AFLAC Japan, continued low yields available for new investments and decreased consumer confidence.

     Many commentators believe the Japanese economy has bottomed out and is on the way to recovery. The Japanese government has developed various economic stimulus packages in the last few years. The time required for the Japanese economy to fully recover remains uncertain.

                                 EXH 13-9

AFLAC JAPAN SALES

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 8.7% in 1999, 7.2% in 1998 and 5.2% in 1997 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force were: 696.6 billion yen ($6.8 billion) at December 31, 1999; 640.8 billion yen ($5.5 billion) at December 31, 1998; and 597.8 billion yen ($4.6 billion) at December 31, 1997.

     AFLAC Japan produced strong sales results in 1999, despite the weak Japanese economy. New annualized premiums from sales were: $761 million in 1999, up 32.4%; $575 million in 1998, up 11.5%; and $515 million in 1997, down
28.5%. New annualized premiums from sales in yen were: 86.6 billion yen in 1999, up 15.6%; 74.9 billion yen in 1998, up 20.1%; and 62.4 billion yen in 1997, down 20.4%.

     Although consumer confidence continued to lag because of the economic worries, AFLAC products remained popular. Our reputation for financial strength, combined with a diverse product line and aggressive sales and marketing, helped guide us through the difficult economy. We reported an increase in new annualized premium sales, while the life insurance market as a whole declined in 1999.

     New product development is one of several actions we have taken to help mitigate the impact of the weak sales environment in Japan. One of our new products, Rider MAX, was one of our most popular products in 1999. This product, which was introduced in 1998, provides accident and medical/sickness benefits as a rider to our cancer life policy. We began test-marketing a
fixed-annuity product in 1999.    We introduced ordinary life and an economy
cancer life policy in 1997. The economy plan, which has lower premium rates and benefit levels, was developed to combat the impact of increased premium rates for new issues.

     We continue to invest in marketing to improve sales. The incentive pay system for AFLAC Japan's employed sales managers was revised in 1997 to better reward them for improved sales performance. We increased expenditures during the last three years for expanded sales promotion efforts in Japan and will continue to do so in 2000. In addition, we will continue our popular television advertising program that was initiated in 1997. We have also emphasized our financial strength ratings in Japan and are recruiting more individual agencies.

     AFLAC Japan's sales mix is changing, although cancer life still accounts for the majority of insurance in force. Cancer life sales accounted for 46.4% of total new sales in yen in 1999, 49.4% in 1998 and 52.5% in 1997. Rider MAX accounted for 39.8% of our sales in 1999 and 33.2% in 1998. Ordinary life accounted for 7.8% of new sales in 1999, 3.8% in 1998 and 1.6% in 1997.
Living benefit life accounted for 2.3% of total new sales in 1999, 7.2% in 1998 and 28.3% in 1997.

     Our objectives for 2000 are to increase sales in yen by 10% to 15% compared with 1999 and to improve the profit margin.





                                 EXH 13-10

AFLAC JAPAN INVESTMENTS

     Investment income is affected by available cash flow from operations, investment yields achievable on new investments and foreign currency exchange rates. Investment income in yen increased 5.2% in 1999, compared with 11.0% in 1998. This is due primarily to the effect of translating AFLAC Japan's dollar-denominated investment income into yen. The stronger yen has the effect of reducing dollar-denominated investment income as reported in yen. Also, rates of return on yen-denominated debt securities in Japan remained low in 1999. For instance, the yield on 10-year Japanese government bonds, as measured by a composite index, fluctuated from a high of 2.45% in February 1999 to a low of 1.23% in May 1999 and closed the year at 1.64%.

     AFLAC Japan's new money rates for investments in debt securities (including dollar-denominated) were 4.74% for 1999, 4.19% for 1998 and 5.20% for 1997. The overall rate of return (net of investment expenses) on AFLAC Japan's average investments and cash at amortized cost has declined. These returns, which were 5.01% in 1999, 5.26% in 1998 and 5.37% in 1997, reflect the cumulative effect of lower investment yields available in Japan since the early 1990s.

     AFLAC Japan has made investments in reverse dual currency bonds and the private placement market to secure higher yields than Japanese government bonds would have provided while still adhering to conservative standards for credit quality. We believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions for new business and assumed interest rates for policy liabilities. The premium rate increases recently implemented, including one in 1999, have a positive impact on investment margins and therefore should contribute to stability in the pretax operating profit margin.

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. This program produced investment income for AFLAC Japan of approximately $1 million in each of the years 1997 through 1999. For further information regarding such arrangements, see Note 4 of the Notes to the Consolidated Financial Statements.


INSURANCE DEREGULATION IN JAPAN

     In December 1996, the governments of the United States and Japan reached an agreement on deregulation of the Japanese insurance industry. The agreement called for the gradual liberalization of the industry through the year 2001 and included provisions to avoid "radical change" in the third sector of the insurance industry, which includes our supplemental health insurance products. AFLAC and other foreign-owned insurers, as well as many small to medium-sized Japanese insurers, operate primarily in the third sector. Beginning January 1, 2001, additional insurance companies will be allowed to sell the type of third sector products that AFLAC Japan currently offers. AFLAC has inherent competitive advantages through its distribution, products, administrative efficiency and financial strength that should enable it to grow even in a more competitive environment. However, the ultimate impact of deregulation is not known.





                                 EXH 13-11

AFLAC JAPAN - OTHER

     The increase in the expense ratio in 1999 was primarily due to increased expenditures for sales promotion, marketing and advertising.

     The benefits ratio has declined primarily due to the mix of business shifting to newer products that have a lower loss ratio than the traditional cancer life insurance and also due to favorable claims experience on cancer life insurance. Pretax operating earnings in yen increased 12.3% for 1999. This increase was largely due to the lower benefit ratio during 1999.

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










































                                 EXH 13-12

                      INSURANCE OPERATIONS, AFLAC U.S.

     The following table presents a summary of AFLAC U.S. operating results.

                                 AFLAC U.S.
                        SUMMARY OF OPERATING RESULTS

(In millions)                               1999         1998         1997
                                         ----------------------------------
Premium income . . . . . . . . . . . . .  $ 1,358      $ 1,198      $ 1,062
Investment income. . . . . . . . . . . .      245          216          180
Other income . . . . . . . . . . . . . .        3            4            1
                                           ------       ------       ------
  Total revenues . . . . . . . . . . . .    1,606        1,418        1,243
                                           ------       ------       ------
Benefits and claims. . . . . . . . . . .      845          749          667
Operating expenses . . . . . . . . . . .      505          439          392
                                           ------       ------       ------
  Total benefits and expenses. . . . . .    1,350        1,188        1,059
                                           ------       ------       ------

    Pretax operating earnings. . . . . .  $   256      $   230      $   184
                                           ======       ======       ======
-----------------------------------------------------------------------------
Percentage increases over previous year:
  Premium income . . . . . . . . . . . .     13.4%        12.8%        12.2%
  Investment income. . . . . . . . . . .     13.1         20.3         51.0
  Total revenues . . . . . . . . . . . .     13.2         14.1         16.6
  Pretax operating earnings. . . . . . .     11.4         24.9         43.4
-----------------------------------------------------------------------------
Ratios to total revenues:
  Benefits and claims. . . . . . . . . .     52.6%        52.8%        53.7%
  Operating expenses . . . . . . . . . .     31.4         31.0         31.5
  Pretax operating earnings. . . . . . .     16.0         16.2         14.8

==============================================================================


AFLAC U.S. SALES

     The percentage increases in premium income reflect the growth of premiums
in force.   The increases in annualized premiums in force of 14.3% in 1999,
14.6% in 1998 and 14.7% in 1997 were favorably affected by increased sales at the worksite primarily through cafeteria plans and an improvement in the persistency of several products. Annualized premiums in force were: $1.6 billion at December 31, 1999; $1.4 billion at December 31, 1998; and $1.2 billion at December 31, 1997.

     New annualized premiums from sales and policy conversions were: $555 million in 1999, up 15.1%; $482 million in 1998, up 20.3%; and $401 million in 1997, up 22.7%. Accident/disability coverage was the best-selling product for the sixth year in a row, accounting for more than 56% of new sales in both 1999 and 1998, and 54% of new sales in 1997. Cancer expense insurance accounted for 24% to 25% of new sales during the three-year period ending December 31, 1999.



                                 EXH 13-13

AFLAC U.S. INVESTMENTS

     Investment income increased 13.1% in 1999 compared with 20.3% in 1998, and 51.0% in 1997. The larger increases in 1997 and 1998 are the result of investment income received from investing the proceeds received in 1997 from the sale of the television business and investing the majority of the annual profit repatriation funds. Profit repatriation in 1997 was $347 million, including $125 million of a nonrecurring nature. During 1999, available cash flow was invested at an average yield of 7.93% compared with 7.71% during 1998 and 7.64% during 1997. The overall return on average invested assets, net of investment expenses, was 7.51% for 1999, compared with 7.44% for 1998 and 7.61% for 1997.


AFLAC U.S. - OTHER

     We expect the operating expense ratio, excluding discretionary advertising expenses, to benefit in the future from continued improvements in operating efficiencies. State-of-the-art technology is one way we can control expense growth, and SmartApp, a laptop-based, point-of-sale system, is a good example. In 1999, SmartApp enabled us to process approximately 70% of our business electronically. About half of these policies required no human
intervention.   The electronic imaging of our claims and correspondence is also benefiting our expense ratio. By improving administrative systems and controlling other costs, we have been able to redirect funds in recent years to national advertising programs without significantly affecting the operating expense ratio.

     The aggregate benefit ratio has been relatively stable. The mix of business has shifted towards accident and hospital indemnity policies, which have lower benefit ratios than other products.

     We expect the pretax operating profit margin to remain approximately the same in 2000.

     We continue to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.


                              OTHER OPERATIONS

     Corporate expenses are net of investment income of $13 million in 1999 and $2 million in both 1998 and 1997. Corporate operating expenses consist primarily of salary, retirement, litigation and consulting expenses. Corporate expenses excluding investment income were $45 million in 1999, $60 million in 1998 and $78 million in 1997. The reduction in corporate expenses primarily reflects lower retirement and litigation expenses.


               FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     For information regarding new Statements of Financial Accounting Standards (SFAS), see Note 1 of the Notes to the Consolidated Financial Statements.



                                 EXH 13-14

                       ANALYSIS OF FINANCIAL CONDITION

                                BALANCE SHEET

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and primarily consist of investment-grade securities.

     The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1999, was 102.40 yen to one U.S. dollar, 13.0% stronger than the December 31, 1998, exchange rate of 115.70. The stronger yen rate increased reported investments and cash by $3.1 billion, total assets by $3.5 billion and total liabilities by $3.5 billion, compared with the amounts that would have been reported for 1999 if the exchange rate had remained unchanged from year-end 1998. For additional information on exchange rates, see Note 2 of the Notes to the Consolidated Financial Statements.


MARKET RISKS OF FINANCIAL INSTRUMENTS

     Our financial instruments are exposed primarily to three types of market risks: interest rate, equity price and foreign currency exchange rate.


INTEREST RATE RISK

     Our primary interest rate exposure results from the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which provides a measure of price percentage volatility, to estimate the amount of sensitivity to interest rate changes in our debt securities. For example, if the current duration of a debt security is five, then the market value of that security will increase by approximately 5% if market interest rates decrease by 100 basis points. Likewise, the value of the debt security will decrease by approximately 5% if market interest rates increase by 100 basis points.




















                                 EXH 13-15

     The estimated effect of potential increases in interest rates on the fair values of our debt security investments and notes payable follows:

              SENSITIVITY OF FAIR VALUES OF FINANCIAL INSTRUMENTS
                            TO INTEREST RATE CHANGES
                                  DECEMBER 31

                                      1999                     1998
                               -------------------      -------------------
                                            +100                     +100
                                Market      Basis        Market      Basis
(In millions)                   Value       Points       Value       Points
                               -------------------      -------------------
Debt securities:
  Fixed-maturity securities:
    Yen-denominated            $ 20,379   $ 18,613      $ 16,748   $ 15,317
    Dollar-denominated            4,760      4,400         4,560      4,232
  Perpetual debentures:
    Yen-denominated               5,450      4,917         4,250      3,816
    Dollar-denominated              306        285           247        232
                                -------    -------       -------    -------
    Total                      $ 30,895   $ 28,215      $ 25,805   $ 23,597
                                =======    =======       =======    =======
Notes payable*                 $  1,077   $  1,044      $    585   $    576
                                =======    =======       =======    =======

*Includes cross currency and interest rate swaps; excludes capitalized leases


     Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

     The unrealized gains and losses on debt securities, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of our shareholders if such gains were actually realized. For further information, see Note 3 of the Notes to the Consolidated Financial Statements.



















                                 EXH 13-16

     The following is a comparison of the actuarially assumed interest rates for policy reserves and investment yields, based on amortized cost, for the years ended December 31:

               COMPARISON OF INTEREST RATES FOR POLICY RESERVES
                            AND INVESTMENT YIELDS
                        (Net of investment expenses)

                                   1999            1998            1997
                               ------------    ------------    ------------
                               U.S.   Japan*   U.S.   Japan*   U.S.   Japan*
                               -----  -----    -----  -----    -----  -----
Policies issued during year:
  Required interest on
    policy reserves            6.59%   3.42%   6.81%   3.50%   6.80%   3.50%
  New money yield on
    investments                7.85    4.48    7.62    3.76    7.53    4.29
Policies in force at end
 of year:
  Required interest on
    policy reserves            6.42    5.29    6.41    5.38    6.40    5.46
  Investment yield             7.51    4.94    7.44    5.17    7.61    5.34

*Represents yen-denominated investments for Japan


     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. At December 31, 1999, the average duration of policy liabilities was approximately 12 years, compared with 13 years in 1998. The average duration of the yen-denominated debt securities was approximately nine years in 1999 and 1998. Currently, when our debt securities mature, the proceeds are reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments exceeds interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times (the latest occurred in July 1999) to help offset the lower investment yields available. Over the next five years, $3.4 billion at amortized cost (with an average yield of 6.04%), of AFLAC Japan's yen-denominated debt securities are scheduled to mature.

     We have outstanding interest rate swaps on 34.3 billion yen ($336 million) of variable-interest-rate yen-denominated bank borrowings. These swaps reduce the impact of fluctuations in interest rates on borrowing costs and effectively change our interest rates from variable to fixed. Therefore, movements in market interest rates should have no material effect on earnings.

     At December 31, 1999, we also had yen-denominated bank borrowings in the amount of 21.9 billion yen ($214 million) with a variable interest rate of
 .51%. The effect on net earnings in 1999 due to changes in market interest rates was immaterial. For further information on our notes payable, see Note 6 of the Notes to the Consolidated Financial Statements.




                                 EXH 13-17

EQUITY PRICE RISK

     Equity securities at December 31, 1999, totaled $215 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio is 1.20. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 12%, or $26 million.


CURRENCY RISK

     Most of AFLAC Japan's investments and cash are denominated in yen. When yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, AFLAC Incorporated has yen-denominated bank borrowings that have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these borrowings are reported in accumulated other comprehensive income.

     AFLAC Incorporated has cross currency swaps on its $450 million senior notes. We have entered into cross currency swaps to convert the dollar-denominated principal and interest into yen-denominated obligations. These swaps have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these swaps are reported in accumulated other comprehensive income.

     We attempt to match yen-denominated assets to yen-denominated liabilities on a consolidated basis in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations.
























                                 EXH 13-18

     The following table compares the dollar values of yen-denominated assets and liabilities at various exchange rates.

             DOLLAR VALUE OF YEN-DENOMINATED ASSETS AND LIABILITIES
                           AT SELECTED EXCHANGE RATES
                                   DECEMBER 31

                                  1999                         1998
(In millions)           -------------------------   -------------------------
                         87.40   102.40*   117.40   100.70   115.70*   130.70
                          Yen      Yen       Yen      Yen      Yen       Yen
                        -------------------------   -------------------------
Yen-denominated
financial instruments:
 Assets:
  Securities available
  for sale:
   Fixed maturities     $18,857  $16,099  $14,039   $15,001  $13,057  $11,558
   Perpetual debentures   2,015    1,718    1,500     1,286    1,119      991
   Equity securities         66       56       49        26       23       20
  Securities held to
  maturity:
   Fixed maturities       5,143    4,389    3,829     4,534    3,947    3,494
   Perpetual debentures   4,572    3,903    3,404     4,014    3,494    3,093
  Cash and cash
   equivalents              659      563      491       354      308      272
  Other financial
   instruments                5        2        2        12        8        8
                         ------   ------   ------    ------   ------   ------
      Total              31,317   26,730   23,314    25,227   21,956   19,436
                         ------   ------   ------    ------   ------   ------
 Liabilities:
  Notes payable           1,278    1,091      951       664      578      511
                         ------   ------   ------    ------   ------   ------
      Total               1,278    1,091      951       664      578      511
                         ------   ------   ------    ------   ------   ------
Net yen-denominated
 financial instruments   30,039   25,639   22,363    24,563   21,378   18,925
Other yen-denominated
 assets                   4,412    3,766    3,285     3,655    3,181    2,816
Other yen-denominated
 liabilities            (34,142) (29,142) (25,418)  (27,815) (24,208) (21,430)
                         ------   ------   ------    ------   ------   ------
  Consolidated yen-
   denominated net
   assets subject to
   foreign currency
   fluctuation          $   309  $   263  $   230   $   403  $   351  $   311
                         ======   ======   ======    ======   ======   ======

 * Actual year-end rates


     For information regarding the effect of foreign currency translation on operating earnings per share, see Results of Operations on pages 13-7 through 13-8 and Note 2 of the Notes to the Consolidated Financial Statements.


                                 EXH 13-19

INVESTMENTS AND CASH

     The continued growth in investments and cash reflects the substantial cash flows from operations. Net unrealized gains of $1.2 billion on investment securities at December 31, 1999, consisted of $2.8 billion in gross unrealized gains and $1.6 billion in gross unrealized losses.

     AFLAC invests primarily within the Japanese, U.S. and Euroyen debt securities markets. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, as of December 31 were as follows:

                                         1999          1998
                                        ------        ------
               AAA                       28.0%         38.1%
               AA                        24.6          17.6
               A                         33.5          31.2
               BBB                       12.1          13.1
               BB                         1.8             -
                                        -----         -----
                                        100.0%        100.0%
                                        =====         =====

     At December 31, 1999, we owned debt securities rated below investment grade in the amount of $530 million at amortized cost, or 1.8% of total debt securities. These securities were issued by two Japanese banks that had credit rating downgrades following our purchase of the debt securities. Subsequent to December 31, 1999, these two banks were upgraded to `BBB.' However, another corporate issue with an amortized cost of $210 million was downgraded to `BB.'

     Private placement investments accounted for 49.0% and 43.9% of our total debt securities as of December 31, 1999 and 1998, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to historically conservative standards for credit quality. We require that all private placement issuers have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). Most of AFLAC's private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit rankings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998, on these securities is being amortized over the remaining term of the securities.


                                 EXH 13-20

     Securities that are available for sale are reported in the balance sheet at fair value, and securities that are held to maturity are reported at amortized cost.

     The following table shows an analysis of investment securities (at cost or amortized cost) at December 31:

                                    AFLAC Japan               AFLAC U.S.
                                -------------------      -------------------
(In millions)                     1999       1998          1999       1998
                                -------------------      -------------------
Available for sale:
  Fixed-maturity securities     $15,491     $12,886      $ 3,405*    $ 2,772
  Perpetual debentures            2,411       1,344          153         111
  Equity securities                  45          22           92          79
                                 ------      ------       ------      ------
   Total available for sale      17,947      14,252        3,650       2,962
                                 ------      ------       ------      ------
Held to maturity:
  Fixed-maturity securities       4,389       3,947            -           -
  Perpetual debentures            3,903       3,494            -           -
                                 ------      ------       ------      ------
    Total held to maturity        8,292       7,441            -           -
                                 ------      ------       ------      ------
      Total                     $26,239     $21,693      $ 3,650     $ 2,962
                                 ======      ======       ======      ======

*Includes $240 of securities held by the parent company


     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 1999 and 1998. Cash, cash equivalents and short-term investments totaled $617 million, or 1.9% of total investments and cash, as of December 31, 1999, compared with $384 million, or 1.4% of total investments and cash, at December 31, 1998.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.


POLICY LIABILITIES

     Policy liabilities increased $5.6 billion, or 23.2%, during 1999. AFLAC Japan policy liabilities increased $5.3 billion, or 24.3%, and AFLAC U.S. policy liabilities increased $224 million, or 10.8%. Changes in policy liabilities were primarily due to the addition of new business, the aging of policies in force, the stronger yen and the effect of the market value adjustment for securities available for sale (see Note 3 of the Notes to the Consolidated Financial Statements). The stronger yen at year-end 1999 compared with 1998 increased reported policy liabilities by $3.1 billion.


DEBT

     In April 1999, we issued $450 million of senior notes with a 6.50% interest coupon, payable semiannually, due April 15, 2009. The notes are redeemable at our option at any time with a redemption price equal to the

                                 EXH 13-21
principal amount of the notes being redeemed plus a make-whole amount. We received net proceeds of $446 million after discount and issue costs. These proceeds were temporarily invested in short-duration securities and are being used primarily to purchase shares of our common stock. The net proceeds may also be used to repay indebtedness or for general corporate purposes. We have entered into cross currency swaps that had the effect of converting the dollar-denominated principal and interest into yen-denominated obligations.
At December 31, 1999, the outstanding principal was 55.6 billion yen ($543 million) at an interest rate of 1.67% after the effect of the cross currency swap.

     AFLAC Incorporated has an unsecured reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. At December 31, 1999, 25.9 billion yen ($253 million) were outstanding under this agreement.

     AFLAC Incorporated also has an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. At December 31, 1999, 25.8 billion yen ($252 million) were outstanding.

     We have entered into interest rate swaps that effectively change the interest rates on a portion of these loans from variable to fixed. We make interest payments to the bank based on variable interest rates, and we pay to, or receive from, the swap counterparty an amount necessary to equal the fixed rate.

     We also had a .50% short-term yen-denominated note payable in the amount of $45 million at December 31, 1999, which was due January 18, 2000. This loan was renewed until April 17, 2000.

     The proceeds from these loans were primarily used to fund our share repurchase program. When any portion of these loans is denominated in yen, the principal amounts of the loans as stated in dollars will fluctuate due to changes in the yen/dollar exchange rate.

     We have designated these yen-denominated borrowings and the cross currency swaps as a hedge of our net investment in AFLAC Japan. Foreign currency translation gains/losses are included in accumulated other comprehensive income. Outstanding principal and related accrued interest payable on these yen-denominated items are translated into dollars at end-of-period exchange rates.

     Our ratio of debt to total capitalization (debt plus shareholders' equity, excluding the net unrealized gains on investment securities) was 28.1% as of December 31, 1999 and 19.6% as of December 31, 1998. For further information concerning swaps and notes payable, see Notes 4 and 6 of the Notes to the Consolidated Financial Statements.

POLICYHOLDER GUARANTY FUNDS

     Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the U.S. currently involved in insolvency proceedings will not materially impact the consolidated financial statements.
                                 EXH 13-22

     The Life Insurance Association of Japan, an industry organization, implemented a policyholder protection fund in 1996 to provide capital support to insolvent life insurers. AFLAC Japan pledged investment securities to the Life Insurance Association of Japan under this program. A separate, mandatory policyholder protection system was enacted by the Japanese government during 1998. The life insurance industry is making contributions to these funds over a 10-year period. We have recorded a liability for our share of these obligations.

     In 1999, Toho Mutual Life Insurance Company, a Japanese insurer, was declared insolvent by Japanese government regulators. Most of the mandatory policyholder protection fund that was established in 1998 is expected to be used to satisfy the industry's share of the policyholder obligations in this new insolvency. The Japanese government and the life insurance industry agreed to new legislation that will increase the life insurance industry's legal obligation to the fund. See Note 2 of the Notes to the Consolidated Financial Statements.


SHAREHOLDERS' EQUITY

     Our insurance operations continue to provide the primary sources of liquidity. Capital needs are also supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of our policies provide indemnity benefits rather than reimbursement for actual medical costs and thus are not subject to the risks of medical-cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. In April 1999, AFLAC Incorporated received net proceeds of $446 million from an issuance of $450 million of senior notes which increased our capital resources. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion and the funding of our share repurchase program.

     AFLAC Incorporated capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's

                                 EXH 13-23
statutory capital and surplus is computed according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     Currently, prescribed or permitted statutory accounting principles (SAP) used by insurers for financial reporting to state insurance regulators may vary among states and among companies. The NAIC has recodified SAP to promote standardization throughout the industry. The NAIC has scheduled these new accounting principles to become effective for 2001.

     The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to insurance products, investments, revisions to the risk-based capital formula and other actuarial and accounting matters.

     In addition to restrictions by U.S. insurance regulators, the Japanese Financial Supervisory Agency (FSA) may impose restrictions on transfers of funds from AFLAC Japan. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $282 million in 1999, $192 million in 1998 and $386 million in 1997. These amounts include annual profit transfers from AFLAC Japan of $243 million in 1999, $154 million in 1998 and $347 million in 1997. The FSA may not allow transfers of funds if the payment would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin significantly exceeds regulatory minimums. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.


RATING AGENCIES

     AFLAC is rated `AA' by Standard & Poor's and `Aa3' by Moody's for financial strength. Duff & Phelps rates AFLAC `AA' in claims-paying ability. A.M. Best, an independent rating service that analyzes the financial condition and operating performance of insurance companies, gives AFLAC an `A+' or superior rating. AFLAC Incorporated's credit rating for senior debt is `A' by both Standard & Poor's and Duff & Phelps, and `A2' by Moody's.


OTHER

     In 2000, AFLAC Japan will begin developing a new computerized policy administration system at an estimated cost in excess of $100 million. The project is scheduled to be completed in 2002. The project will be financed with operating cash flow.

     For information regarding pending litigation, see Note 11 of the Notes to the Consolidated Financial Statements.

                                 EXH 13-24

                                 CASH FLOW

     Operating cash flows for AFLAC Japan's yen-denominated items are translated into dollars using average monthly exchange rates for the year. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     For additional information, see the Consolidated Statements of Cash Flows on pages 13-31 and 13-32.


OPERATING ACTIVITIES

     In 1999, consolidated cash flow from operations increased 12.3% to $2.8 billion, compared with $2.5 billion in 1998 and $2.6 billion in 1997. Net cash flow from operations for AFLAC Japan increased 11.7% (decreased 2.7% in yen) to $2.5 billion in 1999, compared with $2.2 billion in 1998 and $2.3 billion in 1997. AFLAC Japan represented 88% of the consolidated net cash flow from operations in 1999, 89% in 1998 and 90% in 1997. The decrease in cash flow from operations in 1998 was due to the weaker yen.


INVESTING ACTIVITIES

     Consolidated cash flow used by investing activities increased 22.1% to $2.7 billion in 1999, compared with $2.2 billion in 1998 and $2.4 billion in 1997. The sale of the television business generated cash flow of $351 million in 1997. AFLAC Japan accounted for 74% of the consolidated net cash used by investing activities in 1999, compared with 86% in 1998 and 81% in 1997.

     Operating cash flow is primarily used to purchase debt securities. When market opportunities arise, we dispose of selected debt securities available for sale to improve future investment yields or lengthen maturities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 4% and 8% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 1999.

     In 1999, we paid $17 million for minor equity interests in two companies that provide outsourcing for human resource functions. In 1998, we purchased a small Japanese insurance agency. Its main functions are to provide policyholder-related services and direct marketing programs for AFLAC Japan.


FINANCING ACTIVITIES

     In 1999, net cash provided by financing activities was $113 million, compared with net cash used by financing activities of $151 million in 1998 and $132 million in 1997. We received net proceeds of $446 million in connection with the issuance of 6.50% senior notes due 2009. Treasury stock purchases of $224 million in 1999, $125 million in 1998 and $314 million in 1997 were funded by proceeds from new borrowings.

     Dividends to shareholders in 1999 were $77 million ($72 million paid in cash; $5 million through issuance of treasury shares). Dividends to

                                 EXH 13-25
shareholders in 1998 were $67 million ($63 million paid in cash; $4 million through issuance of treasury shares). Dividends to shareholders in 1997 were $61 million ($57 million paid in cash; $4 million through issuance of treasury shares). The 1999 dividend of $.29 per share increased 14.6% over 1998. The 1998 dividend of $.253 per share represented an increase of 12.9% over the 1997 dividend of $.224 per share.

     In addition to issuing treasury shares for dividends to shareholders, we also issue treasury shares for AFLAC stock options, AFL Stock Plan and the AFLAC Associate Stock Bonus Plan (see Note 10).


YEAR 2000

     We did not experience any material date-related problems with our internal information or other systems and have not experienced any material disruptions in connection with external information and data exchanges. We will continue to monitor our internal systems and external information and data exchanges throughout the year for first-date occurrence events. Based on the information now available to us, we do not expect any material disruptions with respect to such events.


FORWARD-LOOKING INFORMATION

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful, cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

     We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially: regulatory developments, assessments for insurance company insolvencies, competitive conditions, new products, ability to repatriate profits from Japan, general economic conditions in the United States and Japan, changes in U.S. and/or Japanese tax laws, adequacy of reserves, credit and other risks associated with AFLAC's investment activities, significant changes in interest rates, and fluctuations in foreign currency exchange rates.






                                 EXH 13-26

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,
(In millions, except for share             1999        1998        1997
  and per-share amounts)                 --------    --------    --------
Revenues:
  Premiums, principally supplemental
    health insurance                     $  7,264    $  5,943    $  5,874
  Net investment income                     1,369       1,138       1,078
  Realized investment losses                  (13)         (2)         (5)
  Gain on sale of television business           -           -         267
  Other income                                 20          25          37
                                          -------     -------     -------
        Total revenues                      8,640       7,104       7,251
                                          -------     -------     -------
Benefits and expenses:
  Benefits and claims                       5,885       4,877       4,833
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                       257         201         180
    Insurance commissions                     931         773         773
    Insurance expenses                        641         504         479
    Provision for mandated policyholder
      protection fund                          64         111           -
    Interest expense                           18          13          14
    Other operating expenses                   66          74         107
                                          -------     -------     -------
        Total acquisition and
          operating expenses                1,977       1,676       1,553
                                          -------     -------     -------
        Total benefits and expenses         7,862       6,553       6,386
                                          -------     -------     -------
        Earnings before income taxes          778         551         865
                                          -------     -------     -------
Income tax expense (benefit):
  Current                                     230         277         292
  Deferred -- operations                       44         (92)        (12)
  Deferred tax benefit from
    Japanese tax rate reductions              (67)       (121)          -
                                          -------     -------     -------
        Total income taxes                    207          64         280
                                          -------     -------     -------
        Net earnings                     $    571    $    487    $    585
                                          =======     =======     =======
Net earnings per share:
  Basic                                  $   2.15    $   1.83    $   2.15
  Diluted                                    2.07        1.76        2.08
                                          =======     =======     =======
Common shares used in computing
 earnings per share (In thousands):
  Basic                                   265,869     266,305     272,110
  Diluted                                 275,423     275,872     281,596
                                          =======     =======     =======
See the accompanying Notes to the Consolidated Financial Statements.

                                 EXH 13-27

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,
(In millions)                                          1999         1998
                                                     --------     --------
ASSETS:
  Investments and cash:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $18,896 in 1999 and $15,658 in 1998)         $  20,859    $  17,617
     Perpetual debentures (amortized cost
       $2,564 in 1999 and $1,455 in 1998)               2,024        1,366
     Equity securities (cost $137 in 1999
       and $101 in 1998)                                  215          177
   Securities held to maturity, at amortized cost:
     Fixed maturities (fair value, $4,280 in
       1999 and $3,691 in 1998)                         4,389        3,947
     Perpetual debentures (fair value, $3,732 in
       1999 and $3,131 in 1998)                         3,903        3,494
   Other investments                                       18           19
   Cash and cash equivalents                              616          374
                                                     --------     --------
      Total investments and cash                       32,024       26,994
  Receivables, primarily premiums                         270          272
  Accrued investment income                               369          316
  Deferred policy acquisition costs                     3,692        3,067
  Property and equipment, at cost less
    accumulated depreciation                              509          466
  Other                                                   177          107
                                                     --------     --------
      Total assets                                  $  37,041    $  31,222
                                                     ========     ========


See the accompanying Notes to the Consolidated Financial Statements.

(continued)

















                                 EXH 13-28

                     AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (continued)
                               December 31,
(In millions, except for share amounts)                1999         1998
                                                     --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                        $  27,310    $  22,218
      Unpaid policy claims                              1,618        1,263
      Unearned premiums                                   361          309
      Other policyholders' funds                          315          244
                                                     --------     --------
           Total policy liabilities                    29,604       24,034

    Notes payable                                       1,111          596
    Income taxes                                        1,511        1,865
    Other                                                 947          957
  Commitments and contingencies
    (Notes 10 and 11)
                                                     --------     --------
           Total liabilities                           33,173       27,452
                                                     --------     --------

  Shareholders' equity:
    Common stock of $.10 par value. In thousands:
      authorized 400,000 shares; issued 320,349
      shares in 1999 and 317,971 shares in 1998            32           32
    Additional paid-in capital                            310          235
    Retained earnings                                   3,356        2,862
    Accumulated other comprehensive income:
      Unrealized foreign currency translation gains       232          219
      Unrealized gains on investment securities         1,032        1,332
    Treasury stock, at average cost                    (1,094)        (910)
                                                     --------     --------
           Total shareholders' equity                   3,868        3,770
                                                     --------     --------
           Total liabilities and
             shareholders' equity                   $  37,041    $  31,222
                                                     ========     ========



See the accompanying Notes to the Consolidated Financial Statements.










                                 EXH 13-29

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,
(In millions, except for                     1999        1998        1997
   per-share amounts)                      --------    --------    --------
Common stock:
  Balance at beginning of year             $     32    $     16    $     16
  Two-for-one stock split                         -          16           -
                                            -------     -------     -------
  Balance at end of year                         32          32          16
                                            -------     -------     -------
Additional paid-in capital:
  Balance at beginning of year                  235         227         209
  Exercise of stock options                      17           8           6
  Gain on treasury stock reissued                58          16          12
  Two-for-one stock split                         -         (16)          -
                                            -------     -------     -------
  Balance at end of year                        310         235         227
                                            -------     -------     -------
Retained earnings:
  Balance at beginning of year                2,862       2,442       1,918
  Net earnings                                  571         487         585
  Dividends to shareholders ($.29 per
    share in 1999, $.253 in 1998 and
    $.224 in 1997)                              (77)        (67)        (61)
                                            -------     -------     -------
  Balance at end of year                      3,356       2,862       2,442
                                            -------     -------     -------
Accumulated other comprehensive income:
  Balance at beginning of year                1,551       1,559         510
  Change in unrealized foreign
    currency translation gains during
    year, net of income taxes                    13         (55)         44
  Change in unrealized gains (losses)
    on investment securities during
    year, net of income taxes                  (300)         47       1,005
                                            -------     -------     -------
  Balance at end of year                      1,264       1,551       1,559
                                            -------     -------     -------
Treasury stock:
  Balance at beginning of year                 (910)       (814)       (527)
  Purchases of treasury stock                  (224)       (125)       (314)
  Cost of shares issued                          40          29          27
                                            -------     -------     -------
  Balance at end of year                     (1,094)       (910)       (814)
                                            -------     -------     -------
  Total shareholders' equity               $  3,868    $  3,770    $  3,430
                                            =======     =======     =======

See the accompanying Notes to the Consolidated Financial Statements.




                                 EXH 13-30

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,
(In millions)                                1999        1998        1997
                                           --------    --------    --------
Cash flows from operating activities:
  Net earnings                             $    571    $    487    $    585
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities            2,570       2,173       2,310
    Deferred income taxes                       (23)       (213)        (12)
    Change in income taxes payable             (364)         16          68
    Increase in deferred policy
      acquisition costs                        (299)       (226)       (227)
    Gain on sale of television business           -           -        (267)
    Provision for mandated policyholder
      protection fund                            64         111           -
    Other, net                                  288         152         152
                                           --------    --------    --------
      Net cash provided by
        operating activities                  2,807       2,500       2,609
                                           --------    --------    --------
Cash flows from investing activities:
  Proceeds from investments sold
  or matured:
   Securities available for sale:
    Fixed-maturity securities sold            1,311         941       1,722
    Fixed-maturity securities
     matured                                    164         698         422
    Perpetual debentures sold                    14           -           -
    Equity securities                            73          57          64
   Securities held to maturity:
    Fixed-maturity securities matured
     or called                                   36           8           -
   Other investments, net                         4          42          10
  Proceeds from sale of television business       -           -         351
  Costs of investments acquired:
   Securities available for sale:
    Fixed-maturity securities                (3,322)     (2,966)     (4,141)
    Perpetual debentures                       (862)       (917)       (798)
    Equity securities                           (82)        (60)        (55)
   Securities held to maturity:
    Fixed maturity securities                   (43)          -           -
  Additions to property and
   equipment, net                               (14)        (40)         (9)
  Purchase of investees and subsidiary          (17)         (8)          -
                                           --------    --------    --------
      Net cash used by investing
        activities                         $ (2,738)   $ (2,245)   $ (2,434)
                                           --------    --------    --------

(continued)

                                 EXH 13-31

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,

(In millions)                             1999         1998         1997
                                        --------     --------     --------
Cash flows from financing activities:
  Proceeds from borrowings              $    446     $    124     $    409
  Principal payments under debt
    obligations                              (94)        (125)        (203)
  Dividends paid to shareholders             (72)         (63)         (57)
  Purchases of treasury stock               (224)        (125)        (314)
  Treasury stock reissued                     39           30           25
  Other, net                                  18            8            8
                                        --------     --------     --------
       Net cash provided (used) by
         financing activities                113         (151)        (132)
                                        --------     --------     --------
Effect of exchange rate changes
  on cash and cash equivalents                60           34          (16)
                                        --------     --------     --------
       Net change in cash and
         cash equivalents                    242          138           27
Cash and cash equivalents,
  beginning of year                          374          236          209
                                        --------     --------     --------
Cash and cash equivalents,
  end of year                           $    616     $    374     $    236
                                        ========     ========     ========


Supplemental disclosures of cash
  flow information - See Note 12


See the accompanying Notes to the Consolidated Financial Statements.


















                                 EXH 13-32

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                          Years Ended December 31,

(In millions)                               1999        1998        1997
                                          --------    --------    --------
Net Earnings                              $    571    $    487    $    585
                                          --------    --------    --------
Other comprehensive income, before
 income taxes:
  Foreign currency translation
   adjustments:
     Change in unrealized foreign
      currency translation gains
      during year                             (128)        (84)         44
  Unrealized gains (losses) on
   investment securities:
     Unrealized holding gains (losses)
      arising during year                     (379)        171       1,693
     Reclassification adjustment for
      realized (gains) losses included
      in net earnings                           13           3           4
                                          --------    --------    --------
        Total other comprehensive
         income, before income taxes          (494)         90       1,741

  Income tax expense (benefit)
   related to items of other
   comprehensive income                       (207)         98         692
                                          --------    --------    --------
        Other comprehensive income,
         net of income taxes                  (287)         (8)      1,049
                                          --------    --------    --------
        Total comprehensive income        $    284    $    479    $  1,634
                                          ========    ========    ========


See the accompanying Notes to the Consolidated Financial Statements.
















                                 EXH 13-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 81%, 80% and 79% of the Company's total revenues for 1999, 1998 and 1997, respectively, and 87% and 86% of total assets at December 31, 1999 and 1998, respectively.

     BASIS OF PRESENTATION:  We prepare our financial statements in accordance
with generally accepted accounting principles (GAAP).   These principles are
established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations, based on information currently available. The most significant items on our balance sheet that involve a greater extent of accounting estimates and actuarial determinations subject to changes in the future are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims and accrued liabilities for unfunded retirement plans. As additional information becomes available (or actual amounts are determinable), the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     TRANSLATION OF FOREIGN CURRENCIES: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade dates of the transactions. Other revenues, expenses and cash flows are translated from Japanese yen into U.S. dollars using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period 1997 through 1999.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency for these investments is the dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in dollars.

     We have designated the cross currency swaps and the yen-denominated notes payable (Note 6) held by the Parent Company as a hedge of our net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on these items are translated into dollars at end-of-period exchange rates. Currency translation adjustments are reported in accumulated other comprehensive income.
                                 EXH 13-34

     INSURANCE REVENUE AND EXPENSE RECOGNITION: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

     Insurance premiums for health and life policies are recognized as earned income ratably over the premium payment periods of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. We charge against earnings costs that are not recoverable.

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

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998, on these securities is being amortized from other comprehensive income into investment income over the remaining term of the securities. The related premium over amortized cost in the carrying value of the debt securities that was created when the reclassification occurred is also being amortized as an offsetting charge to investment income.

     These unamortized unrealized gains and losses, plus the net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to

                                 EXH 13-35
policy liabilities represents gains that would not inure to the benefit of shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates on policy reserves.

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

     For the collateralized mortgage obligations held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

     We identify the cost of each individual investment so that when any are sold, we are able to record the gain or loss on that transaction in our Consolidated Statements of Earnings.

     We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that is other than temporary, we establish a valuation allowance for the decline and record a realized loss in the Consolidated Statements of Earnings.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is recorded as an asset with a corresponding liability for the return of the collateral. For loans involving securities as collateral, the collateral is not recorded as an asset or liability.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include first-year commissions in excess of renewal year commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business.





                                 EXH 13-36

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

     INCOME TAXES:   Income tax provisions are generally based on pretax
earnings reported for financial statement purposes which differ from those
amounts used in preparing the Company's income tax returns.   Deferred income
taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse.

     DERIVATIVES: We have only limited activity with derivative financial instruments. We do not use them for trading purposes nor do we engage in leveraged derivative transactions. We currently use three types of derivatives -- interest rate swaps, cross currency swaps and foreign currency forward contracts.

     We use the accrual method to account for the interest rate swaps in connection with our bank borrowings. The difference between amounts paid and received under such agreements is reported in interest expense in the Consolidated Statements of Earnings. Changes in the fair value of these swap agreements are not recognized in the financial statements. These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our related interest exposure from variable to fixed.

     We use cross currency swaps in connection with our $450 million senior notes, which in effect converts the dollar-denominated principal and interest into yen-denominated obligations. These swaps have been designated as hedges of our investment in AFLAC Japan. The cross currency swaps are recorded as a portion of the notes payable. Changes in the fair value of the swaps are recorded in accumulated other comprehensive income.

     We occasionally use short-term foreign currency forward contracts (usually five months or less) in connection with annual profit transfers from AFLAC Japan. These contracts are designated at inception as hedges of our investment in AFLAC Japan and are accounted for using the deferral method. We record the gains and losses during the period that the contracts are outstanding and at termination of the contracts as unrealized foreign currency translation gains in accumulated other comprehensive income.

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

                                 EXH 13-37

     TREASURY SHARES: We record treasury shares purchased at cost, which is the market value at the time of the transaction, and as a reduction of shareholders' equity. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We record realized gains and losses as additional paid-in capital when treasury shares are reissued.

     EARNINGS PER SHARE: We present two earnings per share (EPS) calculations -- basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options and other common stock equivalents.

     ACCOUNTING CHANGES ADOPTED: On January 1, 1999, we adopted Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance Related Assessments. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance related assessments, and how to measure the liability. There was no effect on net earnings or shareholders' equity due to our adoption of this SOP since our previous accounting method for guaranty fund and other insurance related assessments conformed to the requirements of this SOP.

     We also adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, on January 1, 1999. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, we expensed all such costs as they were incurred. The adoption of this SOP had no material effect on net earnings for the year ended December 31, 1999.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: SFAS No. 133 as amended, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. We are currently evaluating this standard, which for us becomes effective January 1, 2001.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the current year presentation.


(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company consists of two reportable business segments: AFLAC Japan insurance and AFLAC U.S. insurance. Prior to April 15, 1997, AFLAC Broadcast Division (the Company's television business in the United States) was included as a reportable business segment. We sell supplemental health and life insurance through our AFLAC Japan and AFLAC U.S. operations. Most of our policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee.




                                 EXH 13-38

     Operating business segments that are not individually reportable are included in the "Other" category, which includes minor insurance operations in foreign countries other than Japan and our printing subsidiary.

     We evaluate our business segments based on GAAP pretax operating earnings. We do not allocate corporate overhead expenses to business segments.

     Information regarding components of operations and lines of business for the years ended December 31 follows:

(In millions)                           1999          1998          1997
                                      --------      --------      --------
Total revenues:
 AFLAC Japan:
   Earned premiums:
     Cancer life                      $  4,582      $  3,839      $  4,011
     Other accident and health             730           413           336
     Life insurance and annuities          594           486           456
   Net investment income                 1,111           917           893
   Other income                              4             2             1
                                       -------       -------       -------
       Total AFLAC Japan revenues        7,021         5,657         5,697
                                       -------       -------       -------
 AFLAC U.S.:
   Earned premiums:
     Cancer expense                        535           489           456
     Accident/disability                   447           345           252
     Other health                          344           341           334
     Life insurance                         32            23            20
   Net investment income                   245           216           180
   Other income                              3             4             1
                                       -------       -------       -------
        Total AFLAC U.S. revenues        1,606         1,418         1,243
                                       -------       -------       -------
 Television operations - U.S.                -             -            16
 Other business segments                    23            39            34
                                       -------       -------       -------
        Total business segments          8,650         7,114         6,990
 Realized investment
  gains (losses)                           (13)           (2)           (5)
 Gain on sale of television
  business                                   -             -           267
 Corporate*                                 39            30            40
 Intercompany eliminations                 (36)          (38)          (41)
                                       -------       -------       -------
        Total                         $  8,640      $  7,104      $  7,251
                                       =======       =======       =======

*Includes investment income of $13 in 1999 and $2 in both 1998 and 1997.








                                 EXH 13-39

 (In millions)                          1999          1998          1997
                                      --------      --------      --------

Earnings before income taxes:
  AFLAC Japan                         $    651      $    502      $    504
  AFLAC U.S.                               256           230           184
  Television operations - U.S.               -             -             4
  Other business segments                   (4)            2            (2)
                                       -------       -------       -------
      Total business segments              903           734           690
  Provision for the Japanese mandated
    policyholder protection fund           (64)         (111)            -
  Realized investment
    gains (losses)                         (13)           (2)           (5)
  Gain on sale of television
    business                                 -             -           267
  Interest expense, non-insurance
    operations                             (15)          (10)          (10)
  Corporate*                               (33)          (60)          (77)
                                       -------       -------       -------
      Total                           $    778      $    551      $    865
                                       =======       =======       =======


Advertising expense:
  AFLAC Japan                         $     46      $     21      $     24
  AFLAC U.S.                                33            34            23
                                       -------       -------       -------
      Total                           $     79      $     55      $     47
                                       =======       =======       =======

*Includes investment income of $13 in 1999 and $2 in both 1998 and 1997.


Total assets at December 31 were as follows:

 (In millions)                                  1999             1998
                                              --------         --------
Total assets:
  AFLAC Japan                                $  32,274        $  26,950
  AFLAC U.S.                                     4,448            4,212
  Other business segments                           34               59
                                              --------         --------
      Total business segments                   36,756           31,221
  Corporate                                      5,213            4,636
  Intercompany eliminations                     (4,928)          (4,635)
                                              --------         --------
      Total                                  $  37,041        $  31,222
                                              ========         ========


     Total depreciation and amortization expense was $33 million in 1999, $29 million in 1998 and $33 million in 1997. AFLAC Japan accounted for $20 million in 1999, $17 million in 1998 and $20 million in 1997.

     Advertising and depreciation expenses are included in insurance expenses.


                                 EXH 13-40

     Total expenditures for long-lived assets were $22 million in 1999, $47 million in 1998 and $11 million in 1997. The increase in 1998 primarily relates to the construction of an administrative office building for AFLAC U.S.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1999, $157 million, or 57.9% of total receivables were related to AFLAC Japan's operations ($139 million at December 31, 1998).

     SALE OF TELEVISION BUSINESS: In 1997, we completed the sale of our television business, which consisted of seven network-affiliated television
stations.  The sale of one station closed in 1996.   The sale of the remaining
six stations closed on April 15, 1997. The pretax and after-tax gains recognized in the second quarter of 1997 were $267 million and $211 million, respectively. The 1997 after-tax gain was $.77 per basic share and $.75 per diluted share.

     POLICYHOLDER PROTECTION FUND: During the second quarter of 1997, Nissan Mutual Life Insurance Company, was declared insolvent. All life insurers doing business in Japan had previously agreed to contribute to a voluntary policyholder protection fund over a 10-year period that would be used to help offset insurer insolvencies. During the second quarter of 1997, AFLAC Japan recognized a pretax charge of $25 million for its obligation to this policyholder protection fund. The after-tax charge was $14 million ($.05 per basic and diluted share).

     In 1998, the Japanese government created a mandatory policyholder protection system, and subsequently established the Life Insurance Policyholders Protection Corporation. The life insurance industry is required to contribute to this fund semiannually over a 10 year period. The charge for our share of the life insurance industry's obligation under the plan enacted in early 1998 was recognized in the first quarter of 1998 and decreased pretax earnings by $111 million for the year ended December 31, 1998. The after-tax charge was $65 million, or $.24 per basic and diluted share.

     In 1999, Toho Mutual Life Insurance Company, a Japanese insurer, was declared insolvent by Japanese government regulators. This insolvency is expected to deplete most of the policyholder protection fund that was established in 1998. In order to replenish the protection fund, the Japanese government and the life insurance industry agreed to new legislation that will
increase the life insurance industry's legal obligation to the fund.   Our
share of this new obligation was recognized in the fourth quarter of 1999 and decreased pretax earnings by $64 million ($41 million after-tax, or $.15 per basic and diluted share).

     The total liability accrued for our remaining obligations to Japanese policyholder protection funds was $262 million at December 31, 1999.










                                 EXH 13-41

     YEN-TRANSLATION EFFECTS: AFLAC Japan owns U.S. dollar-denominated securities, which we have designated as an economic currency hedge of a portion of our investment in AFLAC Japan. In addition, we have designated the Parent Company's yen-denominated notes payable (Note 6) as a hedge of our net investment in AFLAC Japan. The dollar values of our yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes are summarized as follows at December 31 (translated at end-of-year exchange rates):

(In millions)                                   1999             1998
                                              --------         --------
AFLAC Japan net assets                        $  3,129         $  2,735
Less:
 AFLAC Japan dollar-denominated
  net assets                                     1,772            1,805
 Parent Company yen-denominated
  net liabilities                                1,094              579
                                               -------          -------
Consolidated yen-denominated net assets
 subject to foreign currency
 translation fluctuations                     $    263         $    351
                                               =======          =======


     The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 1999, and their effect on selected financial data.

                                                  1999       1998       1997
                                                 ------     ------     ------
Balance Sheets:
  Yen/dollar exchange rate at
    December 31                                  102.40     115.70     130.10
  Yen percent weakening (strengthening)          (13.0)%    (12.4)%     10.8%
  Exchange effect on total assets (billions)*   $  3.5     $  2.8     $ (2.9)
  Exchange effect on total
    liabilities (billions)*                     $  3.5     $  2.7     $ (2.8)
Statements of Earnings:
  Average exchange rate for the year             113.96     130.89     121.07
  Yen percent weakening (strengthening)          (14.9)%      7.5%      10.1%
  Exchange effect on net earnings (millions)*   $    54    $   (20)   $   (24)
  Exchange effect on diluted net EPS*           $   .20    $  (.07)   $  (.08)

*Exchange effect amounts were determined using the same yen/dollar exchange rate for the current year as each respective prior year.


     OTHER: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $282 million in 1999, $192 million in 1998 and $386 million in 1997. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.






                                 EXH 13-42

(3)  INVESTMENTS

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following tables:

                                           December 31, 1999
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Available for sale securities,
  carried at fair value:
 Fixed-maturity securities:
  Yen-denominated:
   Government and guaranteed     $  6,771    $  1,995    $      6   $  8,760
   Municipalities                     558          53           -        611
   Public utilities                 3,363         457          44      3,776
   Banks/financial institutions     2,290          13         242      2,061
   Other corporate                    923          41          73        891
                                  -------     -------     -------    -------
    Total yen-denominated          13,905       2,559         365     16,099
                                  -------     -------     -------    -------
  Dollar-denominated:
   Government                         251           1           8        244
   Municipalities                      30           -           1         29
   Mortgage-backed securities         187           1           4        184
   Sovereign and Supranational        203           1           3        201
   Banks/financial institutions     2,028          12         115      1,925
   Other corporate                  2,292          10         125      2,177
                                  -------     -------     -------    -------
    Total dollar-denominated        4,991          25         256      4,760
                                  -------     -------     -------    -------
     Total fixed-maturity
      securities                   18,896       2,584         621     20,859
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
    Primarily banks/financial
     institutions                   2,253           1         536      1,718
  Dollar-denominated:
    Banks/financial institutions      311           5          10        306
                                  -------     -------     -------    -------
   Total perpetual debentures       2,564           6         546      2,024
                                  -------     -------     -------    -------
 Equity securities                    137          91          13        215
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 21,597    $  2,681    $  1,180   $ 23,098
                                  =======     =======     =======    =======







                                 EXH 13-43

                                              December 31, 1999
                                 --------------------------------------------
                                  Cost or      Gross      Gross
                                 Amortized  Unrealized  Unrealized    Fair
(In millions)                       Cost       Gains      Losses      Value
                                 ---------  ----------  ----------  ---------
Held to maturity securities,
 carried at amortized cost:
  Fixed-maturity securities:
   Yen-denominated:
    Government                    $    829   $      5    $     14   $    820
    Municipalities                     372         14           -        386
    Public utilities                   665          2          57        610
    Banks/financial institutions     1,273         36          31      1,278
    Other corporate                  1,250         30          94      1,186
                                   -------    -------     -------    -------
      Total fixed-maturity
       securities                    4,389         87         196      4,280
                                   -------    -------     -------    -------
  Perpetual debentures:
   Yen-denominated:
    Banks/financial institutions     3,903         73         244      3,732
                                   -------    -------     -------    -------
      Total perpetual debentures     3,903         73         244      3,732
                                   -------    -------     -------    -------
      Total securities held
       to maturity                $  8,292   $    160    $    440   $  8,012
                                   =======    =======     =======    =======






























                                 EXH 13-44

                                             December 31, 1998
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Available for sale securities,
  carried at fair value:
 Fixed-maturity securities:
  Yen-denominated:
   Government and guaranteed     $  6,018    $  1,515    $     17   $  7,516
   Municipalities                     541          55           -        596
   Public utilities                 2,884         336         104      3,116
   Banks/financial institutions     1,447          30         140      1,337
   Other corporate                    518          11          37        492
                                  -------     -------     -------     ------
    Total yen-denominated          11,408       1,947         298     13,057
                                  -------     -------     -------     ------
  Dollar-denominated:
   Government                         221          14           -        235
   Municipalities                      10           1           -         11
   Mortgage-backed securities          95           4           -         99
   Sovereign and Supranational        161          14           -        175
   Banks/financial institutions     1,881         157           3      2,035
   Other corporate                  1,882         145          22      2,005
                                  -------     -------     -------    -------
    Total dollar-denominated        4,250         335          25      4,560
                                  -------     -------     -------    -------
     Total fixed-maturity
      securities                   15,658       2,282         323     17,617
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
    Banks/financial institutions    1,216           1          98      1,119
  Dollar-denominated:
    Banks/financial institutions      239           8           -        247
                                  -------     -------     -------    -------
   Total perpetual debentures       1,455           9          98      1,366
                                  -------     -------     -------    -------
 Equity securities                    101          82           6        177
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 17,214    $  2,373    $    427   $ 19,160
                                  =======     =======     =======    =======














                                 EXH 13-45

                                             December 31, 1998
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Held to maturity securities,
 carried at amortized cost:
  Fixed-maturity securities:
   Yen-denominated:
    Government                    $    769   $      -    $     51   $    718
    Municipalities                     334          -          24        310
    Public utilities                   598          -          62        536
    Banks/financial institutions     1,148          2          66      1,084
    Other corporate                  1,098          7          62      1,043
                                   -------    -------     -------    -------
      Total fixed-maturity
       securities                    3,947          9         265      3,691
                                   -------    -------     -------    -------
  Perpetual debentures:
   Yen-denominated:
    Banks/financial institutions     3,494         12         375      3,131
                                   -------    -------     -------    -------
      Total perpetual debentures     3,494         12         375      3,131
                                   -------    -------     -------    -------
      Total securities held
       to maturity                $  7,441   $     21    $    640   $  6,822
                                   =======    =======     =======    =======






























                                 EXH 13-46

     Fair values for debt securities were provided by outside securities consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics. The fair values for equity securities were determined using market quotations on the principal public exchange markets.

     The amortized cost and fair values of our investments in fixed-maturity securities at December 31, 1999, by contractual maturity are shown below:

                                    AFLAC Japan              AFLAC U.S.
                                --------------------    ---------------------
                                Amortized      Fair     Amortized     Fair
(In millions)                      Cost        Value      Cost        Value
                                ---------   ---------   ---------   ---------
Available for sale:
  Due in one year or less       $     406   $     420   $     127   $     127
  Due after one year through
    five years                      2,545       2,911         392         389
  Due after five years through
    10 years                        2,119       2,661         275         272
  Due after 10 years               10,343      11,547       2,502       2,348
  U.S. mortgage-backed
    securities                         78          78         109         106
                                 --------    --------    --------    --------
    Total fixed-maturity
      securities available
      for sale                  $  15,491   $  17,617   $   3,405   $   3,242
                                 ========    ========    ========    ========

Held to maturity:
  Due in one year or less       $      20   $      20   $       -   $       -
  Due after one year through
    five years                        365         366           -           -
  Due after five years through
    10 years                          850         869           -           -
  Due after 10 years                3,154       3,025           -           -
                                 --------    --------    --------    --------
    Total fixed-maturity
      securities held
      to maturity               $   4,389   $   4,280   $       -   $       -
                                 ========    ========    ========    ========


     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.











                                 EXH 13-47

     In recent years, AFLAC Japan has purchased subordinated perpetual debenture securities issued primarily by European and Japanese banks. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the issue-date fixed-rate interest coupons subsequently increase to a market-interest rate plus 150 to 300 basis points and change to a variable-interest rate basis, generally by the 25th year after issuance, creating an economic maturity date. The economic maturities of the perpetual debentures owned at December 31, 1999, were as follows:

                                  AFLAC Japan               AFLAC U.S.
                             ----------------------    ----------------------
                             Amortized      Fair       Amortized      Fair
(In millions)                  Cost         Value        Cost         Value
                             ---------    ---------    ---------    ---------
Available for sale:
  Due after five years
    through 10 years         $    183     $    187     $     81     $     79
  Due after 15 years            2,228        1,691           72           67
                              -------      -------      -------      -------
    Total perpetual
     debentures available
     for sale                $  2,411     $  1,878     $    153     $    146
                              =======      =======      =======      =======
Held to maturity:
  Due after one year
    through five years       $    173     $    177     $      -     $      -
  Due after five years
    through 10 years              762          729            -            -
  Due after 10 years
    through 15 years            1,136        1,131            -            -
  Due after 15 years            1,832        1,695            -            -
                              -------      -------      -------      -------
    Total perpetual
     debentures held
     to maturity             $  3,903     $  3,732     $      -     $      -
                              =======      =======      =======      =======


     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. At December 31, 1999, the average duration of policy liabilities was approximately 12 years, compared with 13 years in 1998. The average duration of the yen-denominated debt securities was approximately nine years in 1999 and 1998. Currently, when our debt securities mature, the proceeds are reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments exceeds interest requirements on policies issued in recent years. Since 1994, premium rates on new policies issued in Japan have been increased several times to help offset the lower investment yields available. Over the next five years, $3.4 billion at amortized cost (with an average yield of 6.04%) of AFLAC Japan's yen-denominated debt securities are scheduled to mature.



                                 EXH 13-48

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

 (In millions)                             1999         1998         1997
                                         --------     --------     --------
Realized gains (losses) on sale
 or redemption of securities:
  Debt securities:
   Available for sale:
    Gross gains from sales               $    12      $    16      $    24
    Gross losses from sales                  (39)         (35)         (32)
    Net gains from redemptions                (8)           1            -
   Held to maturity:
    Gross gains from redemptions               1            -            -
                                          ------       ------       ------
                                             (34)         (18)          (8)
  Equity securities:
    Gross gains from sales                    27           20           16
    Gross losses from sales                   (6)          (5)         (12)
  Other long-term assets, net                  -            1           (1)
                                          ------       ------       ------
     Net realized gains (losses)         $   (13)     $    (2)     $    (5)
                                          ======       ======       ======

Changes in unrealized gains (losses):
  Debt securities:
   Available for sale                    $  (447)     $  (377)     $   930
   Held to maturity                           34          154            -
  Equity securities                            2           10           16
                                          ------       ------       ------
     Net unrealized gains (losses)       $  (411)     $  (213)     $   946
                                          ======       ======       ======


     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was:

 (In millions)                                     1999            1998
                                                 --------        --------
Unrealized gains on securities available
 for sale                                        $  1,501        $  1,946
Unamortized unrealized gains on securities
 transferred in 1998 to held to maturity            1,258           1,224
Less:
  Policy liabilities                                  840             885
  Deferred income taxes                               887             953
                                                 --------        --------
Shareholders' equity, net unrealized gains
  on investment securities                       $  1,032        $  1,332
                                                 ========        ========








                                 EXH 13-49

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

                                            1999                 1998
                                    -------------------  -------------------
                                    Amortized    Fair    Amortized    Fair
(In millions)                         Cost       Value     Cost       Value
                                    -------------------  -------------------
Japan National Government           $ 6,403     $ 8,368  $ 5,675     $ 7,157
The Tokyo Electric Power Co., Inc.      898       1,057      811         927
Chubu Electric Power Co., Inc.          695         764      698         714
Dai-Ichi Kangyo Bank                    512         522      454         420
Sumitomo Bank                           452         462      404         348
The Israel Electric Corporation
  Limited                               429         371        *           *
Credit Suisse First Boston              427         398      393         394
Province of Quebec                      394         407        *           *
Deutsche Bank                           387         313        *           *

*Less than 10%


     AFLAC Japan's investments in Japanese government bonds (at amortized cost) constituted 22.2% and 23.9% of total debt securities at December 31, 1999 and 1998, respectively. Private placement investments held by AFLAC Japan at amortized cost accounted for 45.8% and 41.2% of total debt securities at December 31, 1999 and 1998, respectively. Most of the securities classified as held to maturity and perpetual debentures classified as available for sale constitute private placement investments.

     At December 31, 1999, we owned debt securities rated below investment grade (`BB') in the amount of $530 million at amortized cost ($541 million at fair value), or 1.8% of total debt securities. These securities were issued by two Japanese banks that had credit rating downgrades following our purchase of the securities. Subsequent to December 31, 1999, these two banks were upgraded to `BBB.' However, another corporate issue with an amortized cost of $210 million was downgraded to `BB.'

     The components of net investment income for the years ended December 31 were as follows:

(In millions)                           1999          1998          1997
                                      --------      --------      --------
Fixed-maturity securities             $  1,129      $    985      $    942
Perpetual debentures                       248           158           134
Short-term investments and
  cash equivalents                           7             8            15
Equity securities and other                  2             3             4
                                       -------       -------       -------
  Gross investment income                1,386         1,154         1,095
Less investment expenses                    17            16            17
                                       -------       -------       -------
  Net investment income               $  1,369      $  1,138      $  1,078
                                       =======       =======       =======




                                 EXH 13-50

     At December 31, 1999, debt securities with a fair value of $13 million were on deposit with regulatory authorities. As of December 31, 1999, $64 million, at fair value, of AFLAC Japan's investment securities had been pledged to Japan's policyholder protection fund. The Company retains ownership of all securities on deposit and receives the related investment income.


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

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 1999 and 1998, we had security loans outstanding in the amounts of $2.4 billion and $3.0 billion at fair value, respectively. At December 31, 1999 and 1998, we held Japanese government bonds as collateral for loaned securities in the amounts of $2.4 billion and $3.1 billion, at fair value. See Note 1 for a description of our accounting policies for loaned securities.

     Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.

     DERIVATIVES: We have only limited activity with derivative financial instruments and do not use them for trading purposes nor engage in leveraged derivative transactions. See Note 1 for a description of our accounting policies for derivative financial instruments. See Note 2 for additional information on our yen-denominated net assets.

     We have cross currency swaps outstanding related to our $450 million senior notes. These cross currency swaps had the effect of converting the dollar-denominated principal and interest into yen-denominated obligations. The notional amount and terms of the swaps match the principal amount and terms of the senior notes. These swaps have been designated as a hedge of our net investment in AFLAC Japan.

     We have outstanding interest rate swaps on 34.3 billion yen ($336 million) of our variable-interest-rate yen-denominated borrowings (Note 6). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts on a portion of these loans. Under these agreements,

                                 EXH 13-51
we make fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receive floating-rate payments (.21% at December 31, 1999, plus loan costs of 25 or 20 basis points, respectively) based on the three-month Tokyo Interbank Offered Rate.

     The fair value of the currency and the interest rate swaps is the estimated amount that we would receive or pay to terminate the swap agreements at the reporting date. We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties are U.S. and Japanese financial institutions with the following credit ratings as of December 31, 1999.

            Counterparty                    Notional Amount
            Credit Rating                    (In millions)
         -------------------             ---------------------
                 AA                            $   124
                 A                                 536
                 BBB                               223
                                                -------
                       Total                   $   883
                                                =======


     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                     1999                       1998
                          ------------------------   -----------------------
                            Carrying       Fair        Carrying      Fair
(In millions)                Amount        Value        Amount       Value
                          ------------------------   -----------------------
Assets:
 Fixed-maturity
   securities              $ 25,248       $ 25,139    $ 21,564      $ 21,308
 Perpetual debentures         5,927          5,756       4,860         4,497
 Equity securities              215            215         177           177
 Securities held as
   collateral for
   loaned securities              *          2,398           *         3,101

Liabilities:
 Notes payable (excluding
   capitalized leases)        1,000            962         578           578
 Derivatives:
   Cross currency swaps          91            108           -             -
   Interest rate swaps            *              7           *             7
 Payables for return of
   collateral on loaned
   securities                     *          2,398           *         3,101


* Off-balance sheet financial instrument


     The above table excludes our liabilities for future policy benefits as these liabilities are not considered financial instruments.


                                 EXH 13-52

(5)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

                                   Liability Amounts        Interest Rates
                                  -------------------     -------------------
                       Policy                               Year
                       Issue                                 of       In 20
(In millions)           Year        1999       1998         Issue     Years
                       ------     --------   --------     --------  ---------
Health insurance:
  Japan:              1999        $    29    $     -         3.0%       3.0%
                      1997-99         993        409         3.5        3.5
                      1995-96         159        111         4.0        4.0
                      1994-96       2,383      1,763         4.5        4.5
                      1990-94      11,459      9,392         5.5        5.5
                      1988-91         841        711         5.25       5.25
                      1987-88       1,462      1,238         5.5        5.5
                      1985-86       1,231      1,051         6.75       5.5
                      1978-84       3,024      2,757         6.5        5.5
                      1974-79         934        698         7.0        5.0

  U.S.:               1998-99         107         32         7.0        7.0
                      1988-99         730        673         8.0        6.0
                      1986-99         597        542         6.0        6.0
                      1981-86         280        258         7.0        5.5
                      Other           150        182


Life insurance
 and annuities:
  Japan:              1999              7          -         3.0        3.0
                      1997-99         235        114         3.5        3.5
                      1994-96         544        373         4.0        4.0
                      1988-93         842        652         5.25       5.25
                      1987-88         173        136         5.5        5.5
                      1985-87         253        210         5.65       5.65

  U.S.:               1956-99          37         31       4.0-6.0    4.0-6.0

Adjustment for
 unrealized gains on
 investments (Note 3)                 840        885
                                   ------     ------
                        Total     $27,310    $22,218
                                   ======     ======


     The weighted-average interest rates reflected in the Consolidated Statements of Earnings for future policy benefits for Japanese policies were 5.3% in 1999, 5.4% in 1998, and 5.5% in 1997; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 1999.





                                 EXH 13-53

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In millions)                              1999         1998         1997
                                         --------     --------     --------
Unpaid supplemental health claims -
  beginning of year                      $  1,222     $    987     $  1,025
                                          -------      -------      -------
Add claims incurred during the year
  related to:
    Current year                            3,081        2,460        2,346
    Prior years                              (212)        (136)        (159)
                                          -------      -------      -------
       Total incurred                       2,869        2,324        2,187
                                          -------      -------      -------
Less claims paid during the year:
  On claims incurred during
    current year                            1,969        1,579        1,507
  On claims incurred during
    prior years                               709          617          626
                                          -------      -------      -------
       Total paid                           2,678        2,196        2,133
                                          -------      -------      -------
Effect of foreign exchange rate
  changes on unpaid claims                    145          107          (92)
                                          -------      -------      -------
Unpaid supplemental health claims -
  end of year                               1,558        1,222          987
Unpaid life claims - end of year               60           41           24
                                          -------      -------      -------
       Total liability for
        unpaid policy claims             $  1,618     $  1,263     $  1,011
                                          =======      =======      =======


     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates, which included a provision for adverse deviation.




















                                 EXH 13-54

(6)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In millions)                                             1999        1998
                                                        --------    --------
1.67% yen-denominated senior notes due April 2009       $   541     $     -
Unsecured, yen-denominated notes payable to banks:
  Reducing, revolving credit agreement, due
   annually through July 2001:
    2.29% fixed interest rate                               222         294
    Variable interest rate (.55% at December 31, 1999)       31          35
  Revolving credit agreement due November 2002:
    1.24% fixed interest rate                               114         134
    Variable interest rate (.50% at December 31, 1999)      138         115
  .50% short term                                            45           -
Obligations under capitalized leases, due
 monthly through 2004, secured by computer
 equipment in Japan                                          20          18
                                                        -------     -------
    Total notes payable                                 $ 1,111     $   596
                                                        =======     =======


     In April 1999, we issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 15, 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We have entered into cross currency swaps that have the effect of converting the dollar-denominated principal and interest into yen-denominated obligations. At December 31, 1999, the outstanding principal was 55.6 billion yen ($543 million using the December 31, 1999 exchange rate), less loan discount of $2 million, for a net payable of $541 million at an interest rate of 1.67%.

     We have a reducing, revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $250 million. Under the terms of the agreement, the borrowing limit will reduce to $125 million on July 15, 2000. At December 31, 1999, 22.7 billion yen ($222 million) was outstanding at a fixed interest rate and 3.2 billion yen ($31 million) was outstanding at a variable interest rate under this agreement.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 with a borrowing limit of $250 million, payable in either U.S. dollars or Japanese yen. At December 31, 1999, 11.6 billion yen ($114 million) was outstanding at a fixed interest rate and 14.2 billion yen ($138 million) was outstanding at a variable interest rate under this agreement.

     Since these loans are denominated in yen, the principal amount of the loans as stated in dollar terms at any date will fluctuate due to changes in the yen/dollar exchange rate.

     Interest rate swaps related to the 2.29% and 1.24% (fixed rates after swaps) loans are described in Note 4.



                                 EXH 13-55

     The aggregate contractual maturities of notes payable during each of the years after December 31, 1999, are: 2000, $180 million; 2001, $131 million; 2002, $256 million; 2003, $2 million; 2004, $1 million; and 2009, $541 million.

     We were in compliance with all of the covenants of the credit agreements at December 31, 1999.


(7)  INCOME TAXES

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

 (In millions)                          Japan          U.S.         Total
                                       -------       -------       -------
  1999:
    Current                           $    211      $     19      $    230
    Deferred - operations                   (1)           45            44
    Deferred tax benefit from
      Japanese tax rate reduction         (185)          118           (67)
                                       -------       -------       -------
      Total                           $     25      $    182      $    207
                                       =======       =======       =======

  1998:
    Current                           $    252      $     25      $    277
    Deferred - operations                  (88)           (4)          (92)
    Deferred tax benefit from
      Japanese tax rate reduction         (121)            -          (121)
                                       -------       -------       -------
      Total                           $     43      $     21      $     64
                                       =======       =======       =======

  1997:
    Current                           $    203      $     89      $    292
    Deferred - operations                   (6)           (6)          (12)
                                       -------       -------       -------
      Total                           $    197      $     83      $    280
                                       =======       =======       =======


















                                 EXH 13-56

     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)                            1999          1998          1997
                                       --------      --------      --------
Income taxes based on U.S.
  statutory rates                      $   272       $   193       $   303
Deferred tax benefit from Japanese
  tax rate reductions                      (67)         (121)            -
U.S. alternative minimum tax                 -            12            50
Utilization of foreign tax credit
  carryforwards                            (20)          (47)          (91)
Non-insurance losses generating
  no current tax benefit                     3             9             -
Other, net                                  19            18            18
                                        ------        ------        ------
  Income tax expense                   $   207       $    64       $   280
                                        ======        ======        ======


     Income taxes are recorded in the Statements of Earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

(In millions)                                    1999       1998       1997
                                               --------   --------   --------
Statements of Earnings                         $   207    $    64    $   280
                                                ------     ------     ------
Other comprehensive income:
  Change in unrealized foreign currency
    translation gains                             (141)       (29)         -
  Unrealized gains on investment securities:
    Unrealized holding gains (losses)
      arising during the year                      (75)       125        688
    Reclassification adjustment
      for realized (gains) losses
      included in net earnings                       9          2          4
                                                ------     ------     ------
    Total income taxes allocated to
      other comprehensive income                  (207)        98        692
                                                ------     ------     ------
Additional paid-in capital(exercise
  of stock options)                                 (2)        (1)        (1)
                                                ------     ------     ------
      Total income taxes                       $    (2)   $   161    $   971
                                                ======     ======     ======

     In March 1998, the Japanese government reduced the corporate income tax rate, which lowered AFLAC Japan's rate from 45.3% to 41.7%. The tax rate was again reduced in March 1999, from 41.7% to 36.2%. These tax rate reductions decreased our consolidated liability for deferred income taxes. The reductions were the net effect of applying the new tax rates to the temporary differences that exist between the Japanese tax basis and financial reporting basis of assets and liabilities, and the limitations imposed by the U.S. foreign tax credit provisions.

                                 EXH 13-57

     The reduction of the consolidated deferred income tax liability from the 1999 tax rate reduction increased net earnings in the first quarter of 1999 by $67 million ($.25 per basic share, $.24 per diluted share). The 1998 tax rate reduction reduced the deferred income tax liability in the first quarter of 1998 by $121 million ($.45 per basic share, $.44 per diluted share).

     The 1999 reduction in the Japanese corporate income tax rate did not significantly change our combined U.S./Japan effective tax rate due to the operation of the U.S. foreign tax credit provisions.

     Effective January 1, 1998, the Japanese government changed the income tax provisions for foreign companies operating in Japan, increasing income taxes on investment income and realized gains/losses from securities issued by entities located in their home country. This change impacted income tax expense applicable to comprehensive income beginning in 1998. Deferred income tax of $129 million on unrealized gains/losses for 1998 on debt securities includes $59 million related to accumulated unrealized gains existing as of January 1, 1998, the effective date of the tax law change. Also, deferred income tax benefits on changes in unrealized foreign currency translation gains includes $80 million in 1999 and $29 million in 1998 that represent Japanese income taxes on currency translation losses in 1998 that arise for Japanese tax purposes from conversion of AFLAC Japan's dollar-denominated investments into yen. This tax benefit for 1998 is net of a deferred income tax expense in 1998 of $51 million for similar accumulated currency translation gains existing as of January 1, 1998.

































                                 EXH 13-58

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)                                        1999           1998
                                                   --------       --------
Deferred income tax liabilities:
  Deferred acquisition costs                       $  1,204       $  1,023
  Unrealized gains on investment securities             415            461
  Other basis differences in investment
   securities                                           725            792
  Premiums receivable                                    79             67
                                                     ------         ------
    Total deferred income tax liabilities             2,423          2,343
                                                     ------         ------
Deferred income tax assets:
  Difference in tax basis of investment in
   AFLAC Japan                                          227             61
  Unrealized exchange loss on yen-denominated
   notes payable                                         58              -
  Policy benefit reserves                               405            440
  Policyholder protection fund                           67             49
  Unfunded retirement benefits                           71             71
  Other accrued expenses                                 80             33
  Tax credit carryforwards                               96             10
  Other                                                 211            223
                                                     ------         ------
    Total gross deferred tax assets                   1,215            887
  Less valuation allowance                              157             89
                                                     ------         ------
    Total deferred income tax assets                  1,058            798
                                                     ------         ------
      Net deferred income tax liability               1,365          1,545
Current income tax liability                            146            320
                                                     ------         ------
      Total income tax liability                    $ 1,511        $ 1,865
                                                     ======         ======


     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and non-insurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of non-insurance losses can be offset against life insurance taxable income each year. During 1999, the valuation allowance for deferred tax assets increased by $68 million (decreased by $44 million in 1998) due to changes in carryforwards of foreign tax credits, alternative minimum tax credits and non-insurance losses. For current U.S. income tax purposes, foreign tax credit carryforwards of $46 million and alternative minimum tax credits of $50 million were available at December 31, 1999. The foreign tax credit carryforwards expire in 2004.








                                 EXH 13-59

(8)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)                 1999          1998          1997
                                       --------      --------      --------
Common stock - issued:
  Balance at beginning of year          317,971       316,380       314,478
  Exercise of stock options               2,378         1,591         1,902
                                       --------      --------      --------
    Balance at end of year              320,349       317,971       316,380
                                       --------      --------      --------
Treasury stock:
  Balance at beginning of year           52,287        49,944        38,708
  Purchases of treasury stock:
    Open market                           4,316         3,806        12,737
    Other                                   188           212           390
  Shares issued to sales associates
    stock bonus plan and AFL
    Stock Plan                             (832)       (1,218)       (1,526)
  Exercise of stock options              (1,351)         (457)         (365)
                                       --------      --------      --------
    Balance at end of year               54,608        52,287        49,944
                                       --------      --------      --------
Shares outstanding at end of year       265,741       265,684       266,436
                                       ========      ========      ========


     In February 1994, the board of directors authorized a share repurchase program. As of December 31, 1999, approximately three million shares were available for purchase under current authorizations.

     STOCK OPTIONS: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The option period runs for a maximum of 10 years. The exercise price must be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized. The options are exercisable immediately unless they are placed under a vesting schedule that is determined by the compensation committee of the board of directors at the time of the grant. At December 31, 1999, 9.4 million shares were available for future grants.
















                                 EXH 13-60

     The following table summarizes stock option activity:

                                                          Weighted-Average
                                           Option          Exercise Price
(In thousands of shares)                   Shares            per Share
                                         ----------       ----------------
  Outstanding at December 31, 1996         17,602           $    9.43
    Granted in 1997                         1,451               26.73
    Canceled in 1997                          (40)              15.44
    Exercised in 1997                      (2,542)               5.78
                                          -------
  Outstanding at December 31, 1997         16,471               11.50
    Granted in 1998                         1,953               30.18
    Canceled in 1998                          (31)              23.74
    Exercised in 1998                      (2,148)               6.92
                                          -------
  Outstanding at December 31, 1998         16,245               14.33
    Granted in 1999                         1,244               46.78
    Canceled in 1999                          (75)              31.37
    Exercised in 1999                      (3,833)               9.33
                                          -------
  Outstanding at December 31, 1999         13,581           $   18.61
                                          =======


(In thousands of shares)              1999          1998          1997
                                   ----------    ----------    ----------
Shares exercisable at
 end of year                         11,084        12,946        13,256
                                    =======       =======       =======


     The following table summarizes information about stock options outstanding at December 31, 1999:

(In thousands            Options Outstanding           Options Exercisable
  of shares)     -----------------------------------  ----------------------
                              Weighted-
                              Average     Weighted-               Weighted-
                              Remaining    Average                 Average
   Range of        Number    Contractual  Exercise      Number    Exercise
Exercise Prices  Outstanding  Life (Yrs)    Price     Exercisable   Price
---------------  ----------- ------------ ----------  ----------- ----------
$ 2.00 - $ 8.07     1,494        1.2      $  4.56        1,494      $  4.56
  9.42              3,629        3.4         9.42        3,629         9.42
  9.60 -  14.10     1,104        4.9        12.75        1,104        12.75
 15.83              2,080        6.1        15.83        2,080        15.83
 16.97 -  26.63     1,934        7.2        22.94        1,934        22.94
 27.31 -  30.09     2,059        8.4        29.74          683        29.42
 30.44 -  54.31     1,281        9.7        46.14          160        43.06
                   ------                               ------
$ 2.00 - $54.31    13,581        5.6      $ 18.61       11,084      $ 14.37
                   ======                               ======





                                 EXH 13-61

     As permitted by Statement of Financial Accounting Standard No. 123, we do not recognize compensation cost in the Consolidated Statements of Earnings for employee stock options. Had compensation cost for stock options granted after 1994 been determined using the alternative fair-value-based method, the effect on our net earnings and net earnings per share would approximate the following pro forma amounts:

                                        1999         1998         1997
                                      --------     --------     --------
Decrease to:
  Net earnings (in millions)           $   14       $   13       $   12
  Net earnings per share - basic          .05          .05          .04
  Net earnings per share - diluted        .05          .05          .04


     For the above pro forma information, the fair value of each option granted after 1994 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 1999:

                                   1999            1998            1997
                                ---------       ---------       ---------
Expected life from vesting
  date (years)                   3.7-4.7         3.5-4.4         3.4-6.1
Dividend yield                        .6%             .6%            1.0%
Expected volatility                 30.3%           27.3%           20.2%
Risk-free interest rate              6.0%            5.5%            6.0%

     These fair value amounts were then amortized over the vesting periods of the related options.

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


(9)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $4.9 billion at December 31, 1999, on a GAAP basis. AFLAC Japan accounted for $3.1 billion, or 64.0%, of these net assets.

     Our insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Financial Supervisory Agency, on the basis of statutory accounting practices prescribed or permitted by such authorities. As determined on a U.S. statutory accounting basis, AFLAC's net income was $344 million in 1999, $231 million in 1998 and $335 million in 1997, and capital and surplus was $1.6 billion at both December 31, 1999 and 1998. The sale of our television business generated $231 million of statutory net income in 1997.
                                 EXH 13-62

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

 (In millions)                                            1999       1998
                                                        --------   --------
Net assets on GAAP basis                                $  4,874   $  4,591
Adjustment of debt securities from fair value
  to amortized cost                                       (2,691)    (3,094)
Elimination of deferred policy acquisition costs          (3,677)    (3,059)
Adjustment to policy liabilities                           1,801      1,788
Elimination of deferred income taxes                       1,463      1,578
Reduction in premiums receivable                            (106)       (77)
Establishment of asset valuation reserve                    (175)      (147)
Elimination of statutory non-admitted assets                (130)      (110)
Difference in accrued expenses                               260        139
Other, net                                                   (13)        39
                                                         -------    -------
  Net assets on U.S. statutory
    accounting basis                                    $  1,606   $  1,648
                                                         =======    =======


     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Dividends, management fees (see Note 2) and other payments to the Parent Company by its insurance subsidiary are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for the U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Georgia without prior approval of the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory equity as of the previous year-end. Dividend payments by AFLAC during 2000 in excess of $333 million would require such approval. Dividends paid by AFLAC during 1999 were $162 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $243 million in 1999, $154 million in 1998 and $347 million in 1997.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $638 million and $397 million at December 31, 1999 and 1998, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting

                                 EXH 13-63
practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, policyholder protection fund obligations are not accrued, deferred income tax liabilities are recognized on a different basis, and investment securities are carried at cost less certain market value adjustments for foreign exchange losses on dollar-denominated securities. Accounting standards for financial instruments are in the process of being revised in Japan.

(10)  BENEFIT PLANS

     Reconciliations of the funded status of the basic employee defined benefit pension plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

                                             1999                  1998
                                       ----------------     ----------------
(In thousands)                          Japan     U.S.       Japan     U.S.
                                       -------  -------     -------  -------
Projected benefit obligation:
  Benefit obligation at
   beginning of year                   $49,063  $60,420     $25,627  $50,465
  Service cost                           4,675    2,938       2,940    2,362
  Interest cost                          1,658    4,311       1,018    3,491
  Actuarial loss (gain)                 (2,498)  (5,799)      9,393    5,559
  Benefits paid                           (554)  (1,376)       (440)  (1,457)
  Effect of foreign exchange
   rate changes                            370        -      10,525        -
  Plan amendments                            -    1,864           -        -
  Benefit obligations assumed
   from government plan                 21,472        -           -        -
                                        ------   ------      ------   ------
    Benefit obligation at
     end of year                        74,186   62,358      49,063   60,420
                                        ------   ------      ------   ------
Plan assets:
  Fair value of plan assets at
   beginning of year                    26,486   48,541      18,547   45,530
  Actual return on plan assets             727    9,260         465    2,878
  Employer contribution                  5,429        -       2,260    1,590
  Benefits paid                           (554)  (1,376)       (440)  (1,457)
  Effect of foreign exchange
   rate changes                            632        -       5,654        -
  Assets transferred from
   government plan                      17,110        -           -        -
                                        ------   ------      ------   ------
    Fair value of plan assets at
     end of year                        49,830   56,425      26,486   48,541
                                        ------   ------      ------   ------

    Funded status                      (24,356)  (5,933)    (22,577) (11,879)
Unrecognized net actuarial
 loss (gain)                             8,755     (703)     14,548   10,308
Unrecognized transition
 obligation (asset)                      4,578     (718)        567     (840)
Unrecognized prior service cost          1,013    1,890       1,098      165
                                        ------   ------      ------   ------
    (Accrued) prepaid benefit cost    $(10,010) $(5,464)    $(6,364) $(2,246)
                                        ======   ======      ======   ======
                                 EXH 13-64

     In 1999 we transferred most of the assets of the AFLAC Japan employee retirement plan from an insured arrangement to a trust managing a portfolio of investment securities. In 1999, we also assumed a pension benefit program together with the related assets for AFLAC Japan employees that was previously administered by the Japanese government.

     The components of retirement expense and actuarial assumptions for the years ended December 31 are as follows:

                                   1999            1998            1997
                              --------------  --------------  --------------
(In thousands)                 Japan   U.S.    Japan   U.S.    Japan   U.S.
                              ------  ------  ------  ------  ------  ------
Components of net periodic
 benefit cost:
  Service cost                $4,675  $2,938  $2,940  $2,362  $2,224  $2,450
  Interest cost                1,658   4,311   1,018   3,491     982   3,132
  Expected return on plan
   assets                     (1,516) (4,313)   (451) (4,086)   (429) (3,366)
  Recognized net actuarial
   loss                          363     265     218       -       -     405
  Amortization of transition
   obligation (asset)            258    (122)     77    (122)     83    (122)
  Amortization of prior
   service cost                   77     138      67      16      72     (26)
  Net curtailment gain             -       -       -       -       -    (377)
                               -----   -----   -----   -----   -----   -----
  Net periodic benefit cost   $5,515  $3,217  $3,869  $1,661  $2,932  $2,096
                               =====   =====   =====   =====   =====   =====

Weighted-average actuarial
 assumptions as of fiscal
 year-end:
  Discount rate-net periodic
   benefit cost                  3.0%    6.5%    3.0%    7.0%    4.0%    7.0%
  Discount rate-benefit
   obligations                   3.0     7.0     3.0     6.5     4.0     7.0
  Expected return on plan
   assets                        4.5     9.0     2.5     9.0     2.5     9.0
  Rate of compensation
   increase                      3.5     4.0     3.5     4.0     3.5     4.0


     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. The expense recognized for these plans was $39 million in 1999, $30 million in 1998 and $35 million in 1997. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 1999 and 1998, was $260 million and $223 million, respectively. The actuarial present value of projected benefit obligations was $260 million and $236 million at December 31, 1999 and 1998, respectively. The discount rates used were the same as for the funded plans. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Benefits are payable at .5% of the Company's pretax earnings, as defined in the agreement, for the previous year.



                                 EXH 13-65

     Reconciliation of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)                                     1999             1998
                                                 --------         --------
Benefit obligation:
  Benefit obligation at beginning of year        $ 10,822         $ 10,062
  Service cost                                        361              320
  Interest cost                                       752              684
  Actuarial loss                                      503               95
  Plan amendments                                     393                -
  Benefits paid                                      (343)            (339)
                                                  -------          -------
Unfunded benefit obligation at end of year         12,488           10,822
Unrecognized net actuarial gain                       530            1,032
Unrecognized prior service cost                      (368)               -
                                                  -------          -------
    Accrued benefit cost                         $ 12,650         $ 11,854
                                                  =======          =======


     The components of expenses for the retiree medical program and actuarial assumptions are as follows:

(In thousands)                             1999         1998         1997
                                         --------     --------     --------
Service cost                             $    361     $    320     $    313
Interest cost                                 752          684          674
Recognized net actuarial loss (gain)            -          (30)         (34)
Amortization of prior service cost             26            -            -
                                          -------      -------      -------
    Net periodic benefit cost            $  1,139     $    974     $    953
                                          =======      =======      =======
Discount rate:
  Net periodic cost                           6.5%         7.0%         7.0%
  Benefit obligations                         7.0          6.5          7.0

Effect of 1-percentage point increase
 in health care cost trend rate:
  On total of service and interest
   cost components                       $    119     $    102     $     93
  On postretirement benefit obligation        991          791          704
Effect of 1-percentage point decrease
 in health care cost trend rate:
  On total of service and interest
   cost components                           (101)         (97)         (80)
  On postretirement benefit obligation       (846)        (743)        (650)


     The projected health care cost trend rate used in 1999 was 9%, graded to 7% over four years.

     STOCK BONUS PLAN: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants are awarded rights on a monthly basis to shares of AFLAC Incorporated common stock, based on their sales of

                                 EXH 13-66
insurance policies. The cost of these awards, which are included in deferred policy acquisition costs, amounted to $18 million in 1999, and $10 million in both 1998 and 1997. Prior to July 1999, participants received the shares of stock after satisfying various vesting requirements and other conditions. This stock bonus program was revised effective July 1, 1999, to substantially eliminate the vesting requirements and to make various other modifications. As a result of this change, plan participants became 100% vested in their accumulated share rights under the original program and the related shares of stock held in a trust were distributed. The market value of the distributed shares was charged against a liability for accrued stock compensation and the excess of market value over share cost ($42 million) was recognized as additional paid-in capital.


(11)  CONTINGENCIES

     LITIGATION: We are a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in Alabama, where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.


































                                 EXH 13-67

(12)  SUPPLEMENTARY INFORMATION

                                        1999          1998         1997
                                      --------      --------     --------
Weighted-average shares used in
 calculating earnings per share
 (in thousands):
   Average outstanding shares used
    for calculating basic EPS           265,869       266,305      272,110
   Effect of stock options                9,554         9,567        9,486
                                       --------      --------     --------
   Average outstanding shares used
    for calculating diluted EPS         275,423       275,872      281,596
                                       ========      ========     ========
----------------------------------------------------------------------------
Other:
  Policy acquisition costs deferred
   during the year (in millions)     $     556     $     436    $     408
  Commission deferred as a
   percentage of total acquisition
   costs deferred                           72%           69%          70%
  Personnel compensation and
   benefits as a percentage
   of insurance expenses                    40%           37%          35%
----------------------------------------------------------------------------
Supplemental disclosures of cash
 flow information (in millions):
  Income taxes paid                  $     411     $     210    $     222
  Interest paid                             17            12           12
  Non-cash financing activities:
    Capital lease obligations                4             7            6
    Treasury shares issued for:
      Dividends to shareholders              5             4            4
      Associate stock bonus plan            54            10           10
----------------------------------------------------------------------------
Property and equipment (in millions):
  Land                                $     147     $     131    $     111
  Buildings                                 374           335          290
  Equipment                                 156           159          147
                                       --------      --------     --------
                                            677           625          548
  Less accumulated depreciation             168           159          146
                                       --------      --------     --------
    Net property and equipment        $     509     $     466    $     402
                                       ========      ========     ========
----------------------------------------------------------------------------












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

     The Company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine the audit procedures to be performed that will support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears on the following page.

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


 /s/ Daniel P. Amos
---------------------------------------
Daniel P. Amos
President and Chief Executive Officer


 /s/ Kriss Cloninger III
---------------------------------------
Kriss Cloninger III
Executive Vice President and Chief Financial Officer








                                 EXH 13-69

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated


     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                            KPMG LLP



Atlanta, Georgia
January 27, 2000

















                                 EXH 13-70

                                          Unaudited Consolidated Quarterly Financial Data
                                             (In millions, except for per-share amounts)

Three Months ended,             March 31, 1999            June 30, 1999         September 30, 1999        December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
---------------------------------------------------------------------------------------------------------------------------
Total revenues               $ 2,048       16.5%      $ 2,032       19.3%      $ 2,196       29.2%      $ 2,365       21.6%
Net earnings                     196(1)    21.9           130       26.9           144       33.5           102(2)   (12.2)
---------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .74(1)    23.3%      $   .49       28.9%      $   .54       35.0%      $   .38(2)   (13.6)%
  Net earnings (diluted)         .71(1)    22.4           .47       27.0           .52       33.3           .37(2)   (11.9)
  Cash dividends                 .065                     .075                     .075                     .075
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
Three Months ended,             March 31, 1998            June 30, 1998         September 30, 1998        December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
---------------------------------------------------------------------------------------------------------------------------

Total revenues               $ 1,757        2.9%      $ 1,704      (15.2)%     $ 1,700       (5.0)%     $ 1,944       11.4%
Net earnings                     160(3)    77.9           103      (66.1)          108       12.0           116       21.0
---------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .60(3)    81.8%      $   .38      (65.8)%     $   .40       14.3%      $   .44       22.2%
  Net earnings (diluted)         .58(3)    81.3           .37      (65.4)          .39       14.7           .42       20.0
  Cash dividends                 .058                     .065                     .065                     .065
---------------------------------------------------------------------------------------------------------------------------

(1) Includes gain of $67 ($.25 per basic share, $.24 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan; (2) Includes a charge of $41 ($.15 per basic and diluted share) for a mandated policyholder protection fund in Japan; (3) Includes gain of $121 ($.45 per basic share, $.44 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan.




                                                           EXH 13-71




21