Form 10-K, Exhibit 13
period 2000-12-31
AFLAC INC
filed 2001-03-28
CIK 4977

                                EXHIBIT 13


































                                  EXH 13

                                EXHIBIT 13

     The following information is contained in the 2000 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 2000 Form 10-K have been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.


                                 PART II

ITEM 5.  (a) Market Information:

     The Company's common stock is principally traded on the New York Stock Exchange. The Company is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high, low and closing quarterly sales prices for the Company's common stock, as published in the U.S. consolidated transaction reporting system, for the last three fiscal years ended December 31, 2000, are as follows:

                       Quarterly Common Stock Prices


        2000                  High              Low             Close
   ---------------------------------------------------------------------
     4th Quarter          $  37.47          $  29.19         $  36.10
     3rd Quarter             33.75             22.53            32.03
     2nd Quarter             26.97             21.88            22.97
     1st Quarter             23.57             16.78            22.78



        1999                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  27.13          $  20.94         $  23.60
     3rd Quarter             24.69             20.41            20.94
     2nd Quarter             28.38             22.25            23.94
     1st Quarter             27.25             19.50            27.22



        1998                  High              Low             Close
   --------------------------------------------------------------------
     4th Quarter          $  22.66          $  12.75         $  21.94
     3rd Quarter             19.13             12.57            14.28
     2nd Quarter             17.25             14.75            15.16
     1st Quarter             16.81             11.35            15.82


  Adjusted to reflect two-for-one stock split distributed on March 16, 2001.








                                  EXH 13-1

ITEM 5.  (b)  Holders:

                              2000             1999             1998
---------------------------------------------------------------------------
Number of common
 shares outstanding        529,209,956      531,481,632      531,368,068
Number of registered
 common shareholders            67,995           69,899           62,525
Approximate number of
 common shareholders           143,400          148,600          145,500

    Share amounts have been adjusted to reflect the two-for-one stock split distributed on March 16, 2001.



ITEM 5.  (c)  Quarterly cash dividends:

                                          2000             1999
                                         ------           ------
             4th Quarter                 $.043            $.038
             3rd Quarter                  .043             .038
             2nd Quarter                  .043             .038
             1st Quarter                  .038             .033

           Per-share amounts have been adjusted to reflect the two-for-one stock split distributed on March 16, 2001.


     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, the section concerning shareholders' equity, presented in this Exhibit 13 on page 13-23, and Note 9, Statutory Accounting and Dividend Restrictions, of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-65.























                                  EXH 13-2

ITEM 6.  SELECTED FINANCIAL DATA
(In millions, except for share and per-share amounts)
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
For the Year                                         2000           1999           1998           1997           1996
                                                   --------       --------       --------       --------       --------
Revenues:
    Premiums, principally supplemental
      health insurance                             $  8,239       $  7,264       $  5,943       $  5,874       $  5,910
    Net investment income                             1,550          1,369          1,138          1,078          1,022
    Realized investment gains (losses)                 (102)           (13)            (2)            (5)             2
    Gain on sale of television business                   -              -              -            267             60
    Other income                                         33             20             25             37            106
                                                   --------       --------       --------       --------       --------
            Total revenues                            9,720          8,640          7,104          7,251          7,100
                                                   --------       --------       --------       --------       --------
Benefits and expenses:
    Benefits and claims                               6,618          5,885          4,877          4,833          4,896
    Expenses                                          2,090          1,977          1,676          1,553          1,554
                                                   --------       --------       --------       --------       --------
            Total benefits and expenses               8,708          7,862          6,553          6,386          6,450
                                                   --------       --------       --------       --------       --------
            Pretax earnings                           1,012            778            551            865            650
Income taxes                                            325            207             64            280            256
                                                   --------       --------       --------       --------       --------
            Net earnings                           $    687(1)    $    571(2)    $    487(3)    $    585(4)    $    394(5)
                                                   ========       ========       ========       ========       ========

---------------------------------------------------------------------------------------------------------------------------
Per Common Share
---------------------------------------------------------------------------------------------------------------------------
Net earnings (basic)                               $   1.30(1)    $   1.07(2)    $    .91(3)    $   1.07(4)    $    .70(5)
Net earnings (diluted)                                 1.26(1)        1.04(2)         .88(3)        1.04(4)         .68(5)
Cash dividends                                          .167           .147           .128           .112           .097
Shareholders' equity                                   8.87           7.28           7.09           6.44           3.85
Price range:                  High                    37.47          28.38          22.66          14.47          11.00
                              Low                     16.78          19.50          11.35           9.38           7.07
                              Close                   36.10          23.60          21.94          12.78          10.69
Price/earnings ratio:*        High                    31.2x          28.4x          29.1x          21.9x          18.3x
                              Low                     14.0           19.5           14.6           14.2           11.8
Common shares used for basic EPS (In thousands)     530,607        531,737        532,609        544,220        560,704
Common shares used for diluted EPS (In thousands)   544,906        550,845        551,745        563,192        577,843
---------------------------------------------------------------------------------------------------------------------------


                                                              EXH 13-3

(In millions, except for share and per-share amounts)
                                                                   AFLAC INCORPORATED AND SUBSIDIARIES
At Year-End                                          2000           1999           1998           1997           1996
                                                   --------       --------       --------       --------       --------
Assets:
    Investments and cash                           $ 32,167       $ 32,024       $ 26,994       $ 22,880       $ 20,744
    Other                                             5,065          5,017          4,228          6,590          4,286
                                                   --------       --------       --------       --------       --------
      Total assets                                 $ 37,232       $ 37,041       $ 31,222       $ 29,470       $ 25,030
                                                   ========       ========       ========       ========       ========
Liabilities and shareholders' equity:
    Policy liabilities                             $ 28,566       $ 29,604       $ 24,034       $ 19,885       $ 20,234
    Notes payable                                     1,079          1,018            596            523            354
    Income taxes                                      1,894          1,511          1,865          1,827          1,181
    Other liabilities                                   999          1,040            957          3,805          1,135
    Shareholders' equity                              4,694          3,868          3,770          3,430          2,126
                                                   --------       --------       --------       --------       --------
      Total liabilities and shareholders' equity   $ 37,232       $ 37,041       $ 31,222       $ 29,470       $ 25,030
                                                   ========       ========       ========       ========       ========
--------------------------------------------------------------------------------------------------------------------------
Supplemental Data
--------------------------------------------------------------------------------------------------------------------------
Operating earnings**                               $    657       $    550       $    429       $    374       $    347
Operating earnings per share (basic)**                 1.24           1.03            .81            .69            .62
Operating earnings per share (diluted)**               1.20           1.00            .78            .66            .60
Pretax profit margin***                               10.3%           9.9%           9.3%           8.6%           8.4%
After-tax profit margin***                             6.7%           6.4%           6.0%           5.4%           4.9%
Operating return on equity****                        21.7%          20.9%          18.7%          18.8%          19.9%
Yen/dollar exchange rate at year-end (yen)           114.75         102.40         115.70         130.10         116.10
Average yen/dollar exchange rate (yen)               107.83         113.96         130.89         121.07         108.84

(1) Includes a benefit of $99 ($.19 per basic share, $.18 per diluted share) from the termination of a retirement liability;
(2) Includes gain of $67 ($.13 per basic share, $.12 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $41 ($.08 per basic share, $.07 per diluted share) for the policyholder protection fund in 1999 in Japan; (3) Includes gain of $121 ($.23 per basic share, $.22 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.12 per basic and diluted share) for the policyholder protection fund in Japan in 1998; (4) Includes gain of $211 ($.39 per basic share, $.38 per diluted share) from the sale of the broadcast business in 1997; (5) Includes gain of $48 ($.09 per basic share, $.08 per diluted share) from the sale of the broadcast business in 1996; (*) Based on diluted operating earnings per share; (**) Excludes realized investment gains/losses and the gains from the sale of the television business in 1996 and 1997; excludes charges for the policyholder protection fund and benefits of tax rate reductions in 1998 and 1999; excludes gain from release of retirement liability in
2000; (***) Operating basis; (****) Based on operating earnings and excluding unrealized gains on investment securities, net.
Share and per-share amounts have been adjusted to reflect the two-for-one stock split payable on March 16, 2001.


                                                              EXH 13-4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     AFLAC Incorporated is the parent company of American Family Life Assurance Company of Columbus, AFLAC. Our principal business is supplemental health and life insurance, which is marketed and administered through AFLAC. Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. Our operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for our insurance business.

     On February 13, 2001, the board of directors declared a two-for-one stock split, effectively increasing the number of shares by 100%. All share and per-share amounts have been restated for the split.

                            RESULTS OF OPERATIONS

     Several significant nonoperating items affected earnings during the three-year period ended December 31, 2000.

     In the second quarter of 2000, the release of an accrued unfunded liability for projected retirement payments increased pretax earnings by $101 million ($99 million after taxes, or $.19 per basic share and $.18 per diluted share). (See Note 10 of the Notes to the Consolidated Financial Statements.)

     During the second quarter of 2000, we sold one security reported as available for sale at a pretax loss of $34 million. We also recorded a pretax impairment loss of $57 million on another security, which was carried in the held-to-maturity category. These losses are included in realized investment gains and losses. The combined effect of these losses decreased net earnings by $58 million ($.11 per basic and diluted share) for the year ended December 31, 2000.

     In both 1998 and 1999, corporate income tax rate reductions were enacted in Japan. The statutory tax rate for AFLAC Japan declined from 45.3% to 41.7% in 1998 and from 41.7% to 36.2% in 1999. These tax rate declines caused reductions in our deferred income tax liability. The deferred tax effect for the 1998 tax reduction was recognized in the first quarter of 1998, increasing net earnings by $121 million ($.23 per basic share and $.22 per diluted share). The deferred tax effect for the 1999 tax reduction was recognized in the first quarter of 1999, increasing net earnings by $67 million ($.13 per basic share and $.12 per diluted share).

     Another factor affecting net earnings was the policyholder protection system established by the Japanese government during the first quarter of 1998. The pretax charge for our obligation to the protection fund was $111 million ($65 million after taxes, or $.12 per basic and diluted share). In 1999, the Japanese government and the life insurance industry agreed to legislation that increased the life insurance industry's legal obligation to the fund. Our share of the industry's obligation was recognized in the fourth quarter of 1999 and decreased pretax earnings by $64 million ($41 million after taxes, or $.08 per basic share and $.07 per diluted share). For further information regarding the policyholder protection fund, see Note 2 of the Notes to the Consolidated Financial Statements.



                                  EXH 13-5

     The results of operations by business segment, together with nonoperating items, for the three-year period ended December 31, 2000, were as follows.

               SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT
                  (In millions, except for per-share amounts)

                                    Percentage change        Years ended
                                    over previous year       December 31,
                                    ------------------  ---------------------
                                       2000     1999     2000    1999    1998
                                    ------------------  ---------------------
Operating earnings:
  AFLAC Japan. . . . . . . . . . . .   18.6%    29.6%  $  771  $  651  $  502
  AFLAC U.S. . . . . . . . . . . . .   13.3     11.4      290     256     230
  Other business segments. . . . . .                       (6)     (4)      2
                                                        -----   -----   -----
     Total business segments . . . .   16.8     23.2    1,055     903     734
  Interest expense, noninsurance
    operations . . . . . . . . . . .   (9.3)   (40.9)     (16)    (15)    (10)
  Corporate and eliminations . . . .   19.9     45.0      (26)    (32)    (60)
                                                        -----   -----   -----
    Pretax operating earnings. . . .   18.3     28.9    1,013     856     664
  Income taxes . . . . . . . . . . .   16.4     30.4      356     306     235
                                                        -----   -----   -----
    Operating earnings . . . . . . .   19.4     28.1      657     550     429

Nonoperating items:
  Realized investment gains
   (losses), net of tax. . . . . . .                      (69)     (5)      2
  Release of retirement liability,
    net of tax . . . . . . . . . . .                       99       -       -
  Deferred income tax benefit from
    Japanese tax rate reductions . .                        -      67     121
  Provisions for the policyholder
    protection fund, net of tax. . .                        -     (41)    (65)
                                                        -----   -----   -----
    Net earnings . . . . . . . . . .   20.3%   17.4%   $  687  $  571  $  487
                                       ====    ====     =====   =====   =====
Operating earnings per basic share .   20.4%   27.2%   $ 1.24  $ 1.03  $  .81
Operating earnings per diluted share   20.0    28.2      1.20    1.00     .78
                                       ====    ====     =====   =====   =====
Net earnings per basic share . . . .   21.5%   17.6%   $ 1.30  $ 1.07  $  .91
Net earnings per diluted share . . .   21.2    18.2      1.26    1.04     .88
                                       ====    ====     =====   =====   =====
Per-share amounts have been adjusted to reflect the two-for-one stock split payable on March 16, 2001.
=============================================================================

     The following discussion of earnings comparisons focuses on operating earnings and excludes realized investment gains/losses, the gain from the release of the retirement accrual in 2000, the deferred income tax benefits from the Japanese income tax rate reductions, and the charges for the policyholder protection fund. Operating earnings per share amounts referenced in the following discussion are based on the diluted number of average outstanding shares and reflect the two-for-one stock split payable on March 16, 2001.


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

     The following table illustrates the effect of foreign currency translation by comparing our reported operating results with those that would have been reported had foreign currency rates remained unchanged from the previous year.

          FOREIGN CURRENCY TRANSLATION EFFECT ON OPERATING RESULTS
                          (Years ended December 31)

                            Including Foreign          Excluding Foreign
                             Currency Changes          Currency Changes*
                         ------------------------   ------------------------
                          2000     1999     1998     2000     1999     1998
                         ------   ------   ------   ------   ------   ------
Premium income            13.4%    22.2%     1.2%     8.5%     9.4%     7.7%
Net investment income     13.2     20.3      5.6      9.6     10.7     11.1
Operating revenues        13.5     21.8      1.7      8.8      9.5      8.0
Total benefits and
  expenses                13.0     21.0       .9      8.0      8.3      7.4
Operating earnings        19.4     28.1     14.6     16.5     20.6     18.6
Operating earnings
  per share               20.0     28.2     18.2     18.0     20.5     21.2
----------------------------------------------------------------------------
 * Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
============================================================================

     The yen strengthened in relation to the dollar during 1999 and 2000 after several years of weakening. The average yen/dollar exchange rates were 107.83 in 2000, 113.96 in 1999 and 130.89 in 1998. The stronger yen in 2000 and 1999 increased operating earnings per share by $.02 in 2000 compared with 1999 and by $.06 in 1999 compared with 1998. The weaker yen in 1998 lowered operating earnings per share by $.02 in 1998 compared with 1997. Reported operating earnings per share increased 20.0% to $1.20 in 2000, 28.2% to $1.00 in 1999 and 18.2% to $.78 in 1998.

     Our primary financial objective is the growth of operating earnings per share excluding the effect of foreign currency fluctuations. Our goal for 2000 was 17% growth, which we exceeded. Excluding the effect of currency fluctuations, operating earnings per share increased 18.0% in 2000 compared with 1999, 20.5% in 1999 compared with 1998, and 21.2% in 1998 compared with 1997.








                                  EXH 13-7

     Our objective for 2001 and 2002 is to increase operating earnings per share by 15% to 17% excluding the impact of currency translation. We expect to achieve the high end of our objective for 2001. If we achieve a 16.7% increase, the following table shows the likely results for operating earnings per share in 2001 using various yen/dollar exchange rate scenarios.

                         2001 OPERATING EPS SCENARIOS

Annual Average Yen    Annual Operating       % Growth           Yen Impact
  Exchange Rate         Diluted EPS          Over 2000            on EPS
------------------    ----------------       ---------          ----------
     100.00               $  1.45              20.8%             $   .05
     105.00                  1.42              18.3                  .02
     107.83*                 1.40              16.7                    -
     110.00                  1.39              15.8                 (.01)
     115.00                  1.36              13.3                 (.04)
     120.00                  1.34              11.7                 (.06)
     125.00                  1.31               9.2                 (.09)

   *Actual 2000 average exchange rate


INCOME TAXES

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.2% in 2000, 35.8% in 1999 and 35.4% in 1998. Japanese income taxes on AFLAC Japan's operating results accounted for most of our income tax expense.






























                                  EXH 13-8

                       INSURANCE OPERATIONS, AFLAC JAPAN

     AFLAC Japan, a branch of AFLAC and the principal contributor to our earnings, ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. Among all life insurance companies operating in Japan, AFLAC Japan ranked second in terms of individual policies in force and 12th in terms of assets according to Financial Services Agency (FSA) data as of September 30, 2000.

     The following table presents a summary of AFLAC Japan's operating results.

                                  AFLAC JAPAN
                          SUMMARY OF OPERATING RESULTS

 (In millions)                             2000         1999         1998
                                         ---------------------------------
Premium income . . . . . . . . . . . .   $ 6,684      $ 5,906      $ 4,738
Investment income. . . . . . . . . . .     1,261        1,111          917
Other income . . . . . . . . . . . . .         7            4            2
                                          ------       ------       ------
  Total revenues . . . . . . . . . . .     7,952        7,021        5,657
                                          ------       ------       ------
Benefits and claims. . . . . . . . . .     5,649        5,039        4,119
Operating expenses . . . . . . . . . .     1,532        1,331        1,036
                                          ------       ------       ------
  Total benefits and expenses. . . . .     7,181        6,370        5,155
                                          ------       ------       ------
  Pretax operating earnings. . . . . .   $   771      $   651      $   502
                                          ======       ======       ======
------------------------------------------------------------------------------
Percentage changes in dollars
 over previous year:
  Premium income . . . . . . . . . . .      13.2%        24.6%        (1.4)%
  Investment income. . . . . . . . . .      13.5         21.2          2.7
  Total revenues . . . . . . . . . . .      13.3         24.1          (.7)
  Pretax operating earnings. . . . . .      18.6         29.6          (.4)
------------------------------------------------------------------------------
Percentage changes in yen
 over previous year:
  Premium income . . . . . . . . . . .       7.1%         8.5%         6.6%
  Investment income. . . . . . . . . .       7.4          5.2         11.0
  Total revenues . . . . . . . . . . .       7.2          8.0          7.3
  Pretax operating earnings. . . . . .      12.3         12.3          7.5
------------------------------------------------------------------------------
Ratios to total revenues in dollars:
  Benefits and claims. . . . . . . . .      71.0%        71.8%        72.8%
  Operating expenses . . . . . . . . .      19.3         18.9         18.3
  Pretax operating earnings. . . . . .       9.7          9.3          8.9
==============================================================================






                                  EXH 13-9

JAPANESE ECONOMY

     For the last several years, Japan has been working to overcome its depressed economy. The financial strength of many Japanese businesses continued to deteriorate in 2000 with some experiencing bankruptcy or requesting financial protection or assistance. As we have indicated in the past, Japan's weak economy has created a challenging environment for AFLAC Japan, as yields available for new investments remain at historically low levels and consumer confidence continues to lag. The time required for the Japanese economy to fully recover remains uncertain.


AFLAC JAPAN SALES

     AFLAC Japan produced strong sales results during the last three years, despite the weak Japanese economy. New annualized premium sales were: $921 million in 2000, up 20.4%; $765 million in 1999, up 32.2%; and $579 million in 1998, up 11.4%. New annualized premium sales in yen were: 99.8 billion yen in 2000, up 14.6%; 87.0 billion yen in 1999, up 15.4%; and 75.4 billion yen in 1998, up 19.9%.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 6.3% in 2000, 8.7% in 1999 and 7.2% in 1998 reflect the high persistency of AFLAC
Japan's business and the sales of new policies.   Annualized premiums in force
were: 740.4 billion yen, 696.6 billion yen and 640.8 billion yen at December 31, 2000, 1999 and 1998, respectively. As a result of fluctuations in year-end exchange rates, annualized premiums in force, as measured in dollars, were: $6.5 billion, $6.8 billion and $5.5 billion at December 31, 2000, 1999 and 1998, respectively.

     In addition to strong sales growth, we also continued to grow our distribution system in Japan. During 2000, we recruited 2,039 new agencies. We believe that new agencies will continue to be attracted to AFLAC Japan's high commissions, superior products, customer service and brand image.

     We continued to invest in marketing to improve sales. An improved incentive pay system for AFLAC Japan's employed sales managers was introduced in 2000 to provide better rewards for sales performance. We introduced a new optional commission contract in July 2000 that was structured to attract new agents. The new contract pays a higher first-year commission and limits renewal commissions to nine years. Our original contract pays renewal commissions for the life of the policy.

     We increased expenditures during the last three years for expanded sales promotion efforts in Japan and will continue to do so in 2001. Additionally, we will continue to aggressively promote our brand and products through advertising. We plan on improving the products we offer and introducing new ones. We will invest in new technologies, including our laptop sales aid, to maintain our cost and service advantages.

     We also continued to refine our product line. In mid-2000, we began selling new, lower-premium cancer life and care products to meet the needs of cost-sensitive buyers. Approximately 29% of new cancer life and 59% of care policy sales were from the lower-premium products. At the end of 2000, we introduced a major revision to our cancer life product. Our new cancer life product offers a variety of coverage choices to our customers. As a

                                  EXH 13-10
result, employers will be able to customize an AFLAC cancer life policy that best suits the needs of their workers.

     Rider MAX, which provides accident and medical/sickness benefits as a rider to our cancer life policy, has been extremely popular since its introduction in 1998.

     AFLAC Japan's sales mix as measured in yen has changed during the last few years. Cancer life sales accounted for 40.3% of total sales in 2000, 46.7% in 1999, and 49.7% in 1998. Rider MAX accounted for 41.2% of sales in 2000, 39.6% in 1999, and 33.0% in 1998. Ordinary life and annuities accounted for 13.6% of sales in 2000 compared with 7.8% in 1999 and 3.8% in 1998.

     Although consumer confidence continued to lag because of the economic worries and concerns over the financial strength of insurers, AFLAC products remained popular. Our reputation for financial strength, combined with a diverse product line and aggressive sales and marketing, helped us grow over the last three years in spite of the difficult economy. AFLAC sold more insurance policies than any other life insurance company in Japan for the first half of the Japanese fiscal year.

     Our objective for 2001 is to increase sales in yen by 15% compared with 2000.


AFLAC JAPAN INVESTMENTS

     Investment income is affected by available cash flow from operations, investment yields achievable on new investments and foreign currency exchange rates on dollar-denominated investment income. The stronger yen has the effect of reducing dollar-denominated investment income as reported in yen. Also, rates of return on yen-denominated debt securities in Japan remained low in 2000. For instance, the yield on 10-year Japanese government bonds, as measured by a composite index, fluctuated from a high of 1.97% in September 2000 to a low of 1.54% in December 2000 and closed the year at 1.63%. Investment income in yen increased 7.4% in 2000, compared with 5.2% in 1999 and 11.0% in 1998.

     AFLAC Japan's new money rates for investments in debt securities (including dollar-denominated investments) were 3.78% for 2000, 4.74% for 1999 and 4.19% for 1998. The overall rate of return, net of investment expenses, on AFLAC Japan's average investments and cash at amortized cost has declined. These returns, which were 4.82% in 2000, 5.01% in 1999 and 5.26% in 1998, reflect the cumulative effect of lower investment yields available in Japan since the early 1990s.

     AFLAC Japan has invested in reverse-dual currency securities and other private placement securities to secure higher yields than Japanese government bonds would have provided while still adhering to prudent standards for credit quality. We believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions for new business and assumed interest rates for policy liabilities. To compensate for lower investment yields, we have implemented premium rate increases over the last several years, including one in 1999, which should contribute to stability in the pretax operating profit margin.


                                  EXH 13-11

INSURANCE DEREGULATION IN JAPAN

     Trade talks in 1994 and 1996 between the governments of the United States and Japan, and Japan's 1996 plan for a financial "Big Bang," produced a framework for the deregulation of the Japanese insurance industry. These measures called for the gradual liberalization of the industry through the year 2001 and included provisions to avoid "radical change" in the third sector of the insurance industry. AFLAC and other foreign-owned insurers, as well as many small to medium-sized Japanese insurers, operate primarily in the third sector.

     As of January 1, 2001, additional insurance companies were permitted to sell the type of third-sector products that AFLAC Japan currently offers. We anticipate that by July 1, 2001, all insurance companies will be permitted to compete in the third sector. As a result, we expect competition to increase. However, we also expect increased product and distribution opportunities for AFLAC Japan. In order to respond to the expected increase in competition and the opportunities available to us, we have taken action to expand our marketing initiatives and enhance our competitiveness.

     In the third quarter of 2000, AFLAC Japan and Dai-ichi Mutual Life Insurance Company (Dai-ichi Life) agreed to a major marketing alliance that anticipates the sale of each company's products through their respective distribution systems. The initial focus will be the sale of AFLAC Japan's cancer life and Rider MAX products through Dai-ichi Life's sales force of 50,000 people. Sales are expected to commence in the second quarter of 2001, pending approval by regulatory authorities.

     As previously mentioned, we plan to continue expanding our distribution system through the addition of new agencies. In support of this objective, we introduced a commission contract in July 2000 that is structured to attract new agents.

     We recognize that we will face increasing competition in the future, and we continue to look for ways to improve. At the same time, we believe companies will find it difficult to compete with us because our low-cost structure allows us to provide competitive benefits and services to policyholders and above-average compensation to our sales force.


AFLAC JAPAN - OTHER

     The increase in the expense ratio in 2000 and 1999 was primarily due to increased expenditures for sales promotion, marketing and advertising.

     The benefit ratio has declined primarily due to the mix of business shifting to newer products, which have a lower loss ratio than the earlier versions of the cancer life product. The pretax operating profit margin was 9.7% in 2000, compared with 9.3% in 1999 and 8.9% in 1998. The expansion of the margin was largely due to the declining benefit ratio.

     In July 2000, we initiated a voluntary internal compliance review to examine the solicitation practices of our agents and to determine the extent to which inappropriate premium discounts, if any, may have been given to customers, and to put in place any corrective measures necessary to ensure full regulatory compliance in the future. We informed the FSA at the time the review was initiated. The results of this review have been provided to

                                  EXH 13-12
the FSA, including AFLAC Japan's proposed steps to strengthen and improve the internal control system and the internal disciplinary actions that have been taken against certain employees. The FSA requested that AFLAC Japan make periodic reports regarding the progress being made to implement these measures. The FSA also notified AFLAC Japan that it will not impose any administrative sanction in connection with the results of this compliance review.

     Although Japan's economic outlook remains uncertain, we continue to believe it is one of the best insurance markets in the world for supplemental insurance products. The need for our products in Japan continues, and we remain optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.


                       INSURANCE OPERATIONS, AFLAC U.S.

     The following table presents a summary of AFLAC U.S. operating results.

                                  AFLAC U.S.
                         SUMMARY OF OPERATING RESULTS

(In millions)                               2000         1999         1998
                                         ----------------------------------
Premium income . . . . . . . . . . . . .  $ 1,554      $ 1,358      $ 1,198
Investment income. . . . . . . . . . . .      277          245          216
Other income . . . . . . . . . . . . . .        5            3            4
                                           ------       ------       ------
  Total revenues . . . . . . . . . . . .    1,836        1,606        1,418
                                           ------       ------       ------
Benefits and claims. . . . . . . . . . .      969          845          749
Operating expenses . . . . . . . . . . .      577          505          439
                                           ------       ------       ------
  Total benefits and expenses. . . . . .    1,546        1,350        1,188
                                           ------       ------       ------

    Pretax operating earnings. . . . . .  $   290      $   256      $   230
                                           ======       ======       ======
-----------------------------------------------------------------------------
Percentage changes over previous year:
  Premium income . . . . . . . . . . . .     14.4%        13.4%        12.8%
  Investment income. . . . . . . . . . .     13.2         13.1         20.3
  Total revenues . . . . . . . . . . . .     14.3         13.2         14.1
  Pretax operating earnings. . . . . . .     13.3         11.4         24.9
-----------------------------------------------------------------------------
Ratios to total revenues:
  Benefits and claims. . . . . . . . . .     52.8%        52.6%        52.8%
  Operating expenses . . . . . . . . . .     31.4         31.4         31.0
  Pretax operating earnings. . . . . . .     15.8         16.0         16.2

=============================================================================






                                  EXH 13-13

AFLAC U.S. SALES

     New annualized premium sales were: $712 million in 2000, up 28.3%; $555 million in 1999, up 15.1%; and $482 million in 1998, up 20.3%.
Accident/disability coverage continued to be our best-selling product, accounting for approximately 55% of sales in 2000 and 56% of sales in both 1999 and 1998. Cancer expense insurance accounted for 23% to 25% of sales during the three-year period ending December 31, 2000. Our newest product, dental insurance, was introduced in July 2000 and generated 3.4% of sales in 2000. Our objective for 2001 is to increase sales by 12% to 15%.

     The percentage increases in premium income reflect the growth of premiums
in force.   The increases in annualized premiums in force of 16.9% in 2000,
14.3% in 1999 and 14.6% in 1998 were favorably affected by increased sales at the worksite primarily through cafeteria plans and an improvement in the persistency of several products. Annualized premiums in force were: $1.9 billion at December 31, 2000; $1.6 billion at December 31, 1999; and $1.4 billion at December 31, 1998.


AFLAC U.S. INVESTMENTS

     Investment income increased 13.2% in 2000, compared with 13.1% in 1999 and 20.3% in 1998. The larger increase in 1998 was due to investing the majority of the annual profits repatriated from AFLAC Japan in 1997. Investment income in 1998 also benefited from investing the proceeds from the sale of the television business in 1997. During 2000, available cash flow was invested at an average yield of 8.22% compared with 7.93% during 1999 and 7.71% during 1998. The overall return on average invested assets, net of investment expenses, was 7.62% for 2000, compared with 7.51% for 1999 and 7.44% for 1998.


AFLAC U.S. - OTHER

     We expect the operating expense ratio, excluding discretionary advertising expenses, to remain relatively level in the future. State-of-the-art technology is one way we can control expense growth, and SmartApp, a laptop-based, point-of-sale system, is a good example. In 2000, SmartApp enabled us to process approximately 78% of our payroll business electronically. About half of these policies required no human intervention. The electronic imaging of our claims and correspondence is also benefiting our expense ratio. By improving administrative systems and controlling other costs, we have been able to redirect funds in recent years to our advertising program without significantly affecting the operating expense ratio.

     The aggregate benefit ratio has been relatively stable. The mix of business has shifted toward accident/disability policies, which have lower benefit ratios than other products.

     We expect the pretax operating profit margin to remain approximately the same in 2001.

     We continue to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.


                                  EXH 13-14

                               OTHER OPERATIONS

     Corporate expenses are net of investment income of $12 million in 2000, $13 million in 1999 and $2 million in 1998. Corporate operating expenses consist primarily of salary and facilities expenses. Corporate expenses, excluding investment income, were $38 million in 2000, $45 million in 1999 and $60 million in 1998. The reduction in corporate expenses primarily reflects lower retirement expense.


                  FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     We will adopt Statement of Financial Accounting Standards (SFAS) No. 133 as amended, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard will change the accounting for our cross-currency and interest rate swaps. In accordance with SFAS No. 133, we will be required to recognize in net earnings the change in unrealized gains/losses on the interest rate components of our cross-currency swaps (see
Note 4 of the Notes to the Consolidated Financial Statements). The cumulative effect for adopting this new accounting standard as of January 1, 2001, will increase liabilities and decrease shareholders' equity (accumulated other comprehensive income) by approximately $1 million, representing the fair value of our outstanding derivative instruments that have not been recorded in the financial statements at December 31, 2000.

     The adoption of SFAS No. 133 will increase volatility in reported net earnings in the future. If this accounting standard had been in effect on January 1, 2000, net earnings would have increased by approximately $19 million for the year ended December 31, 2000, related to the change in fair value of the interest rate components of the cross-currency swaps.

     For information regarding other new Statements of Financial Accounting Standards, see Note 1 of the Notes to the Consolidated Financial Statements.


                       ANALYSIS OF FINANCIAL CONDITION
                                BALANCE SHEET

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and primarily consist of investment-grade securities.

     The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2000, was 114.75 yen to one U.S. dollar, or 10.8% weaker than the December 31, 1999, exchange rate of 102.40. The weaker yen rate decreased reported investments and cash by $3.2 billion, total assets by $3.6 billion and total liabilities by $3.5 billion, compared with the amounts that would have been reported for 2000 if the exchange rate

                                  EXH 13-15
had remained unchanged from year-end 1999 (see Note 2 of the Notes to the Consolidated Financial Statements).


MARKET RISKS OF FINANCIAL INSTRUMENTS

     Our financial instruments are exposed primarily to three types of market risks: interest rate, equity price and foreign currency exchange rate.


INTEREST RATE RISK

     Our primary interest rate exposure results from the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which provides a measure of price percentage volatility, to estimate the amount of sensitivity to interest rate changes in our debt securities. For example, if the current duration of a debt security is five, then the fair value of that security will increase by approximately 5% if market interest rates decrease by 100 basis points. Likewise, the fair value of the debt security will decrease by approximately 5% if market interest rates increase by 100 basis points.

     The estimated effect of potential increases in interest rates on the fair values of our debt security investments, notes payable and cross-currency swaps follows:

              SENSITIVITY OF FAIR VALUES OF FINANCIAL INSTRUMENTS
                            TO INTEREST RATE CHANGES
                                 (December 31)

                                        2000                    1999
                                 -------------------     -------------------
                                              +100                    +100
                                  Market      Basis       Market      Basis
(In millions)                     Value       Points      Value       Points
                                 -------------------     -------------------
Debt securities:
  Fixed-maturity securities:
    Yen-denominated              $ 20,615   $ 18,760     $ 20,379   $ 18,613
    Dollar-denominated              5,259      4,879        4,760      4,400
  Perpetual debentures:
    Yen-denominated                 5,035      4,550        5,450      4,917
    Dollar-denominated                334        313          306        285
                                  -------    -------      -------    -------
    Total debt securities        $ 31,243   $ 28,502     $ 30,895   $ 28,215
                                  =======    =======      =======    =======
Notes payable*                   $  1,043   $  1,004     $    962   $    934
                                  =======    =======      =======    =======
Cross-currency swaps
 included in other liabilities   $     30   $     21     $    108   $     91
                                  =======    =======      =======    =======

* Excludes capitalized leases


     Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.
                                  EXH 13-16

     The unrealized gains and losses on debt securities, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of our shareholders if such gains were actually realized. (See Note 3 of the Notes to the Consolidated Financial Statements.)

     The following is a comparison of average actuarially assumed interest rates for policy reserves and investment yields, based on amortized cost, for the years ended December 31:

               COMPARISON OF INTEREST RATES FOR POLICY RESERVES
                            AND INVESTMENT YIELDS
                        (Net of investment expenses)

                                   2000            1999            1998
                               ------------    ------------    ------------
                               U.S.   Japan*   U.S.   Japan*   U.S.   Japan*
                               -----  -----    -----  -----    -----  -----
Policies issued during year:
  Required interest on
    policy reserves            6.48%   3.00%   6.59%   3.42%   6.81%   3.50%
  New money yield on
    investments                8.15    3.51    7.85    4.48    7.62    3.76
Policies in force at end
 of year:
  Required interest on
    policy reserves            6.42    5.21    6.42    5.29    6.41    5.38
  Investment yield             7.62    4.65    7.51    4.94    7.44    5.17

*Represents yen-denominated investments for Japan


     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy liabilities was approximately 12 years in both 2000 and 1999. The average duration of the yen-denominated debt securities was approximately 10 years in 2000 and nine years in 1999. Currently, when our debt securities mature, the proceeds are reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments exceeds interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times (the latest occurred in July 1999) to help offset the lower investment yields available. Over the next five years, $3.0 billion at amortized cost (with an average yield of 5.77%), of AFLAC Japan's yen-denominated debt securities are scheduled to mature.

     We have outstanding interest rate swaps on 19.1 billion yen ($167 million) of variable-interest-rate yen-denominated bank borrowings. These swaps reduce the impact of fluctuations in interest rates on borrowing costs and effectively change our interest rates from variable to fixed. Therefore, movements in market interest rates should have no material effect on earnings.



                                  EXH 13-17

     At December 31, 2000, we also had yen-denominated bank borrowings in the amount of 19.6 billion yen ($171 million) with a blended variable interest rate of .73%. The effect on net earnings in 2000 due to changes in market interest rates was immaterial. For further information on our notes payable, see Note 6 of the Notes to the Consolidated Financial Statements.


EQUITY PRICE RISK

     Equity securities at December 31, 2000, totaled $236 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio is .92. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 9.2%, or $22 million.


CURRENCY RISK

     Most of AFLAC Japan's investments and cash are denominated in yen. When yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, AFLAC Incorporated has yen-denominated notes payable that have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these borrowings are reported in accumulated other comprehensive income.

     AFLAC Incorporated entered into cross-currency swaps to convert the dollar-denominated principal and interest into yen-denominated obligations on the $450 million senior notes that were issued in 1999. The cross-currency swaps have a notional amount of $450 million (55.6 billion yen). These swaps have also been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these swaps are reported in accumulated other comprehensive income. For information regarding new accounting requirements for derivative instruments as of January 1, 2001, see Accounting Pronouncements Not Yet Adopted on page 13-39.

     We attempt to match yen-denominated assets to yen-denominated liabilities on a consolidated basis in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. The following table compares the dollar values of yen-denominated assets and liabilities at various exchange rates.












                                  EXH 13-18

             DOLLAR VALUE OF YEN-DENOMINATED ASSETS AND LIABILITIES
                           AT SELECTED EXCHANGE RATES
                                  (December 31)

                                  2000                         1999
(In millions)           -------------------------   -------------------------
                         99.75   114.75*   129.75    87.40   102.40*   117.40
                          Yen      Yen       Yen      Yen      Yen       Yen
                        -------------------------   -------------------------
Yen-denominated
financial instruments:
 Assets:
  Securities available
  for sale:
   Fixed maturities     $19,457  $16,913  $14,958   $18,857  $16,099  $14,039
   Perpetual debentures   1,969    1,712    1,514     2,015    1,718    1,500
   Equity securities         79       68       61        66       56       49
  Securities held to
  maturity:
   Fixed maturities       4,193    3,645    3,223     5,143    4,389    3,829
   Perpetual debentures   3,960    3,442    3,044     4,572    3,903    3,404
  Cash and cash
   equivalents              618      537      475       659      563      491
  Other financial
   instruments                3        4        3         5        2        2
                         ------   ------   ------    ------   ------   ------
      Subtotal           30,279   26,321   23,278    31,317   26,730   23,314
                         ------   ------   ------    ------   ------   ------
 Liabilities:
  Notes payable           1,139    1,048      980     1,094      999      929
  Cross-currency swaps      107       34      (22)      186       93       23
                         ------   ------   ------    ------   ------   ------
      Subtotal            1,246    1,082      958     1,280    1,092      952
                         ------   ------   ------    ------   ------   ------
Net yen-denominated
 financial instruments   29,033   25,239   22,320    30,037   25,638   22,362
Other yen-denominated
 assets                   4,118    3,580    3,166     4,412    3,766    3,285
Other yen-denominated
 liabilities            (32,470) (28,227) (24,962)  (34,140) (29,141) (25,417)
                         ------   ------   ------    ------   ------   ------
  Consolidated yen-
   denominated net
   assets subject to
   foreign currency
   fluctuation          $   681  $   592  $   524   $   309  $   263  $   230
                         ======   ======   ======    ======   ======   ======

 * Actual year-end rates


     For information regarding the effect of foreign currency translation on operating earnings per share, see Foreign Currency Translation on pages 13-7 through 13-8 and Note 2 of the Notes to the Consolidated Financial Statements.




                                  EXH 13-19

INVESTMENTS AND CASH

     The continued growth in investments and cash reflects the substantial cash flows from operations. Net unrealized gains of $1.5 billion on investment securities at December 31, 2000, consisted of $2.6 billion in gross unrealized gains and $1.1 billion in gross unrealized losses.

     AFLAC invests primarily within the Japanese, U.S. and Euroyen debt securities markets. We are exposed to credit risk in our investment activity. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, as of December 31 were as follows:

                                         2000          1999
                                        ------        ------
               AAA                       25.0%         28.0%
               AA                        22.4          24.6
               A                         36.8          33.5
               BBB                       15.1          12.1
               BB                          .7           1.8
                                        -----         -----
                                        100.0%        100.0%
                                        =====         =====


     The issuers of two debt securities held in our investment portfolio experienced significant credit rating downgrades during the first half of 2000. During the second quarter of 2000, we sold one security carried in the available-for-sale category at a pretax loss of $34 million. We recorded a pretax impairment loss of $57 million on the other security, which was carried in the held-to-maturity category. We also reclassified this security to the available-for-sale category. These losses decreased net earnings by $58 million ($.11 per basic and diluted share) for the year ended December 31, 2000.

     Private placement investments accounted for 51.5% and 49.0% of our total debt securities as of December 31, 2000 and 1999, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to prudent standards for credit quality. Most of AFLAC's private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     Securities that are available for sale are reported in the balance sheet at fair value, and securities that are held to maturity are reported at amortized cost.




                                  EXH 13-20

     The following table shows an analysis of investment securities (at cost or amortized cost) at December 31:

                                      AFLAC Japan             AFLAC U.S.
                                  -------------------    -------------------
(In millions)                       2000       1999        2000       1999
                                  -------------------    -------------------
Securities available for sale:
  Fixed maturities                $16,757     $15,491    $ 3,648*    $ 3,405*
  Perpetual debentures              2,173       2,411        174         153
  Equity securities                    64          45         97          92
                                   ------      ------     ------      ------
   Subtotal                        18,994      17,947      3,919       3,650
                                   ------      ------     ------      ------
Securities held to maturity:
  Fixed maturities                  3,645       4,389          -           -
  Perpetual debentures              3,442       3,903          -           -
                                   ------      ------     ------      ------
   Subtotal                         7,087       8,292          -           -
                                   ------      ------     ------      ------
     Total investment securities  $26,081     $26,239    $ 3,919     $ 3,650
                                   ======      ======     ======      ======

*Includes securities held by the parent company of $262 in 2000 and $240 in 1999


     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2000 and 1999. Cash, cash equivalents and short-term investments totaled $610 million, or 1.9% of total investments and cash, as of December 31, 2000, compared with $617 million, or 1.9% of total investments and cash, at December 31, 1999.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.


POLICY LIABILITIES

     Policy liabilities decreased $1.0 billion, or 3.5%, during 2000. AFLAC Japan policy liabilities decreased $1.3 billion, or 4.7%, and AFLAC U.S. policy liabilities increased $252 million, or 10.9%. The decrease in policy liabilities was primarily due to the weaker yen, partially offset by the aging of policies in force, the addition of new business and the effect of the market value adjustment for securities available for sale (see Note 3 of the Notes to the Consolidated Financial Statements). The weaker yen at year-end 2000 compared with 1999 decreased reported policy liabilities by $3.1 billion.


DEBT

     In September 2000, we filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes. United States residents or entities are not permitted to purchase or hold these securities. On October 25, 2000, we issued in Japan 30 billion yen ($278 million) of Samurai notes with a 1.55% coupon, payable semiannually, due October 25, 2005. These notes are

                                  EXH 13-21
redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium. We received net proceeds of 29.9 billion yen ($277 million) after issue costs.

     In April 1999, we issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 15, 2009. At December 31, 2000, the outstanding principal, less unamortized discount, was $449 million. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We received net proceeds of $446 million after discount and issue costs. A portion of the proceeds is being used to construct a new administrative office building in the United States. We entered into cross-currency swaps that have the effect of converting the dollar-denominated principal and interest into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (55.6 billion yen) with a blended fixed interest rate of 1.67%. At December 31, 2000, we recorded a liability in the amount of $30 million for the fair value of the swaps.

     AFLAC Incorporated has an unsecured reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. At December 31, 2000, 12.9 billion yen ($113 million) were outstanding under this agreement.

     AFLAC Incorporated also has an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. At December 31, 2000, 25.8 billion yen ($225 million) were outstanding.

     We have entered into interest rate swaps that effectively change the interest rates on a portion of these bank borrowings from variable to fixed. We make interest payments to the banks based on variable interest rates, and we pay to, or receive from, the swap counterparties an amount necessary to equal the fixed rate.

     When any portion of these loans or notes is denominated in yen, the principal amounts as stated in dollars will fluctuate due to changes in the yen/dollar exchange rate. We have designated these yen-denominated borrowings and the cross-currency swaps as a hedge of our net investment in AFLAC Japan. Foreign currency translation gains/losses are included in accumulated other comprehensive income. Outstanding principal and related accrued interest payable on these yen-denominated items are translated into dollars at end-of-period exchange rates.

     The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains on investment securities) was 25.1% as of December 31, 2000 and 26.4% as of December 31, 1999. For further information concerning swaps and notes payable, see Notes 4 and 6 of the Notes to the Consolidated Financial Statements.


POLICYHOLDER GUARANTY FUNDS

     Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the

                                  EXH 13-22

United States currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation. Funding by the life insurance industry, as determined by government legislation, is made over a 10-year period. We recognize charges for our estimated share of any assessment as funding legislation is enacted. We periodically review our estimated liability for policyholder protection fund assessments based on updated information and any adjustments are reflected in net earnings. For further information regarding the policyholder protection fund, see Note 2 of the Notes to the Consolidated Financial Statements.

     In October 2000, two Japanese life insurance companies filed applications with the court for protection under a special reorganization law for financial institutions. Japanese government officials have indicated that they do not expect any additional protection fund assessments to be imposed on the insurance industry for the financial problems of these insurers.


SHAREHOLDERS' EQUITY

     Our insurance operations continue to provide the primary sources of liquidity. Capital needs are also supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. The primary uses of cash for insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of investment-grade debt securities.
AFLAC insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of our policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore are generally not subject to the risks of medical-cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. In October 2000, we received $277 million from the issuance of Samurai notes in Japan and in April 1999, we received net proceeds of $446 million from the issuance of senior notes, which increased our capital resources. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion and the funding of our share repurchase program.

     AFLAC Incorporated capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Georgia insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Georgia insurance statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia insurance department must approve service arrangements

                                  EXH 13-23
and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     The NAIC has recodified Statutory Accounting Principles (SAP) to promote standardization throughout the industry. These new accounting principles were effective January 1, 2001, and are to be applied prospectively. Previously, prescribed or permitted SAP could vary among states and among companies. The transition adjustments to adopt the new accounting principles increased statutory capital and surplus by approximately $130 million as of January 1, 2001.

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

     In addition to restrictions by U.S. insurance regulators, the Japanese FSA may impose restrictions on transfers of funds from AFLAC Japan. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $199 million in 2000, $282 million in 1999 and $192 million in 1998. These amounts include annual profit transfers from AFLAC Japan of $157 million in 2000, $243 million in 1999 and $154 million in 1998. In light of deregulation in the insurance market, we elected to repatriate less than the maximum amount in 2000 in order to maintain a strong solvency margin in Japan. In 2000, the maximum amount we could have repatriated was $351 million. We repatriated the maximum amounts in 1999 and 1998. The FSA may not allow transfers of funds if the payment would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin significantly exceeds regulatory minimums. The FSA is also in the process of modifying the solvency margin used by regulators in Japan to monitor the financial strength of insurance companies. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

     For the Japanese reporting fiscal year ending March 31, 2002, AFLAC Japan will be required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Currently, debt securities are recorded at amortized cost for FSA purposes. Under the new accounting standard AFLAC Japan will be required to record debt securities in four categories: at fair value in an available-for-sale category, at amortized cost in a held-to-maturity category, at amortized cost in a special category for securities held for long-term holding purposes, or at fair value in a trading category.


                                  EXH 13-24

     Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale will be reported in FSA capital and surplus. This new accounting method may result in significant fluctuations in FSA equity, in the AFLAC Japan solvency margin and in amounts available for annual profit repatriation.


RATING AGENCIES

     AFLAC is rated `AA' by both Standard & Poor's and Fitch IBCA, Duff & Phelps, and `Aa3' by Moody's for financial strength. A.M. Best assigned AFLAC an `A+, superior' rating for financial strength and operating performance. AFLAC Incorporated's credit rating for senior debt is `A' by both Standard & Poor's and Fitch IBCA, Duff & Phelps, and `A2' by Moody's.


OTHER

     AFLAC Japan is developing a new computerized policy administration system at an estimated cost of approximately $150 million. The project is scheduled to be completed in 2002. The project will be financed with operating cash flow.

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

     For additional information, see the Consolidated Statements of Cash Flows on pages 13-32 and 13-33.


OPERATING ACTIVITIES

     In 2000 consolidated cash flow from operations increased 16.9% to $3.3 billion, compared with $2.8 billion in 1999 and $2.5 billion in 1998. Net cash flow from operations for AFLAC Japan increased 18.7% (increased 18.0% in yen) to $2.9 billion in 2000, compared with $2.5 billion in 1999 and $2.2 billion in 1998. AFLAC Japan represented 89% of the consolidated net cash flow from operations in 2000, 88% in 1999 and 89% in 1998.


INVESTING ACTIVITIES

     Consolidated cash flow used by investing activities increased 11.7% to $3.1 billion in 2000, compared with $2.7 billion in 1999 and $2.2 billion in 1998. AFLAC Japan accounted for 90% of the consolidated net cash used by investing activities in 2000, compared with 74% in 1999 and 86% in 1998.



                                  EXH 13-25

     Operating cash flow is primarily used to purchase debt securities. When market opportunities arise, we dispose of selected debt securities available for sale to improve future investment yields or lengthen maturities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 3% and 5% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 2000.


FINANCING ACTIVITIES

     In 2000 net cash used by financing activities was $168 million, compared with net cash provided by financing activities of $113 million in 1999 and net cash used by financing activities of $151 million in 1998. In 2000, we received net proceeds of $277 million in connection with the issuance in Japan of 1.55% Samurai bonds due in 2005. In 1999, we received net proceeds of $446 million in connection with the issuance of 6.50% senior notes due in 2009. Treasury stock purchases of $239 million, $224 million and $125 million were made in 2000, 1999 and 1998, respectively.

     Dividends to shareholders in 2000 were $87 million ($82 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 1999 were $77 million ($72 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 1998 were $67 million ($63 million paid in cash; $4 million through issuance of treasury shares under the dividend reinvestment plan). The 2000 dividend of $.167 per share increased 13.6% over 1999. The 1999 dividend of $.147 per share represented an increase of 14.8% over the 1998 dividend of $.128 per share.

     We issued treasury shares for certain AFLAC stock options, the AFL Stock Plan and the AFLAC Associate Stock Bonus Plan (see Note 10 of the Notes to the Consolidated Financial Statements).


FORWARD-LOOKING INFORMATION

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

     We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could

                                  EXH 13-26
cause actual results to differ materially: regulatory developments, assessments for insurance company insolvencies, competitive conditions, new products, ability to repatriate profits from Japan, general economic conditions in the United States and Japan, changes in U.S. and/or Japanese tax laws or accounting requirements, adequacy of reserves, credit and other risks associated with AFLAC's investment activities, significant changes in interest rates, and fluctuations in foreign currency exchange rates.



















































                                  EXH 13-27

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            Years Ended December 31,

(In millions, except for share             2000        1999        1998
  and per-share amounts)                 --------    --------    --------
Revenues:
  Premiums, principally supplemental
    health insurance                     $  8,239    $  7,264    $  5,943
  Net investment income                     1,550       1,369       1,138
  Realized investment losses                 (102)        (13)         (2)
  Other income                                 33          20          25
                                          -------     -------     -------
        Total revenues                      9,720       8,640       7,104
                                          -------     -------     -------
Benefits and expenses:
  Benefits and claims                       6,618       5,885       4,877
  Acquisition and operating expenses:
    Amortization of deferred policy
      acquisition costs                       302         257         201
    Insurance commissions                   1,040         931         773
    Insurance expenses                        758         641         504
    Release of retirement liability          (101)          -           -
    Provision for policyholder
      protection fund                           -          64         111
    Interest expense                           19          18          13
    Other operating expenses                   72          66          74
                                          -------     -------     -------
        Total acquisition and
          operating expenses                2,090       1,977       1,676
                                          -------     -------     -------
        Total benefits and expenses         8,708       7,862       6,553
                                          -------     -------     -------
        Earnings before income taxes        1,012         778         551
                                          -------     -------     -------
Income tax expense (benefit):
  Current                                     338         230         277
  Deferred - operations                       (13)         44         (92)
  Deferred tax benefit from
    Japanese tax rate reductions                -         (67)       (121)
                                          -------     -------     -------
        Total income taxes                    325         207          64
                                          -------     -------     -------
        Net earnings                     $    687    $    571    $    487
                                          =======     =======     =======
Net earnings per share:
  Basic                                  $   1.30    $   1.07    $    .91
  Diluted                                    1.26        1.04         .88
                                          =======     =======     =======
Common shares used in computing
 earnings per share (In thousands):
  Basic                                   530,607     531,737     532,609
  Diluted                                 544,906     550,845     551,745
                                          =======     =======     =======
See the accompanying Notes to the Consolidated Financial Statements.
Share and per-share amounts have been adjusted to reflect the two-for-one stock split payable on March 16, 2001.
                                  EXH 13-28

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31,

(In millions)                                          2000         1999
                                                     --------     --------

ASSETS:
  Investments and cash:
   Securities available for sale, at fair value:
     Fixed maturities (amortized cost
       $20,405 in 2000 and $18,896 in 1999)         $  22,172    $  20,859
     Perpetual debentures (amortized cost
       $2,347 in 2000 and $2,564 in 1999)               2,046        2,024
     Equity securities (cost $161 in 2000
       and $137 in 1999)                                  236          215
   Securities held to maturity, at amortized cost:
     Fixed maturities (fair value $3,702 in
       2000 and $4,280 in 1999)                         3,645        4,389
     Perpetual debentures (fair value $3,323 in
       2000 and $3,732 in 1999)                         3,442        3,903
   Other investments                                       17           18
   Cash and cash equivalents                              609          616
                                                     --------     --------
      Total investments and cash                       32,167       32,024
  Receivables, primarily premiums                         301          270
  Accrued investment income                               380          369
  Deferred policy acquisition costs                     3,685        3,692
  Property and equipment, at cost less
    accumulated depreciation                              481          509
  Other                                                   218          177
                                                     --------     --------
      Total assets                                  $  37,232    $  37,041
                                                     ========     ========


See the accompanying Notes to the Consolidated Financial Statements.

(continued)



















                                  EXH 13-29

                     AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (continued)
                               December 31,

(In millions, except for share amounts)                2000         1999
                                                     --------     --------

LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
    Policy liabilities:
      Future policy benefits                        $  26,114    $  27,310
      Unpaid policy claims                              1,745        1,618
      Unearned premiums                                   361          361
      Other policyholders' funds                          346          315
                                                     --------     --------
           Total policy liabilities                    28,566       29,604

    Notes payable                                       1,079        1,018
    Income taxes                                        1,894        1,511
    Payables for return of cash collateral
      on loaned securities                                127            -
    Other                                                 872        1,040
  Commitments and contingencies
    (Notes 10 and 11)
                                                     --------     --------
           Total liabilities                           32,538       33,173
                                                     --------     --------

  Shareholders' equity:
    Common stock of $.10 par value. In thousands:
      authorized 1,000,000 shares; issued 644,813
      shares in 2000 and 640,698 shares in 1999            32           32
    Additional paid-in capital                            336          310
    Retained earnings                                   3,956        3,356
    Accumulated other comprehensive income:
      Unrealized foreign currency translation gains       194          232
      Unrealized gains on investment securities         1,474        1,032
    Treasury stock, at average cost                    (1,298)      (1,094)
                                                     --------     --------
           Total shareholders' equity                   4,694        3,868
                                                     --------     --------
           Total liabilities and
             shareholders' equity                   $  37,232    $  37,041
                                                     ========     ========



See the accompanying Notes to the Consolidated Financial Statements.

Share amounts have been adjusted to reflect the two-for-one stock split payable on March 16, 2001.







                                  EXH 13-30

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          Years Ended December 31,

(In millions, except for                     2000        1999        1998
   per-share amounts)                      --------    --------    --------

Common stock:
  Balance at beginning of year             $     32    $     32    $     16
  Two-for-one stock split                         -           -          16
                                            -------     -------     -------
  Balance at end of year                         32          32          32
                                            -------     -------     -------
Additional paid-in capital:
  Balance at beginning of year                  310         235         227
  Exercise of stock options                      18          17           8
  Gain on treasury stock reissued                 8          58          16
  Two-for-one stock split                         -           -         (16)
                                            -------     -------     -------
  Balance at end of year                        336         310         235
                                            -------     -------     -------
Retained earnings:
  Balance at beginning of year                3,356       2,862       2,442
  Net earnings                                  687         571         487
  Dividends to shareholders ($.167 per
    share in 2000, $.147 in 1999 and
    $.128 in 1998)                              (87)        (77)        (67)
                                            -------     -------     -------
  Balance at end of year                      3,956       3,356       2,862
                                            -------     -------     -------
Accumulated other comprehensive income:
  Balance at beginning of year                1,264       1,551       1,559
  Change in unrealized foreign
    currency translation gains (losses)
    during year, net of income taxes            (38)         13         (55)
  Change in unrealized gains (losses)
    on investment securities during
    year, net of income taxes                   442        (300)         47
                                            -------     -------     -------
  Balance at end of year                      1,668       1,264       1,551
                                            -------     -------     -------
Treasury stock:
  Balance at beginning of year               (1,094)       (910)       (814)
  Purchases of treasury stock                  (239)       (224)       (125)
  Cost of shares issued                          35          40          29
                                            -------     -------     -------
  Balance at end of year                     (1,298)     (1,094)       (910)
                                            -------     -------     -------
  Total shareholders' equity               $  4,694    $  3,868    $  3,770
                                            =======     =======     =======

See the accompanying Notes to the Consolidated Financial Statements.

Per-share amounts have been adjusted to reflect the two-for-one stock split payable on March 16, 2001.



                                  EXH 13-31

                    AFLAC INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years Ended December 31,

(In millions)                                2000        1999        1998
                                           --------    --------    --------

Cash flows from operating activities:
  Net earnings                             $    687    $    571    $    487
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Increase in policy liabilities            2,737       2,570       2,173
    Deferred income taxes                       (13)        (23)       (213)
    Change in income taxes payable              477        (364)         16
    Increase in deferred policy
      acquisition costs                        (310)       (299)       (226)
    Realized investment losses                  102          13           2
    Release of retirement liability            (101)          -           -
    Provision for policyholder
      protection fund                             -          64         111
    Other, net                                 (296)        275         150
                                           --------    --------    --------
      Net cash provided by
        operating activities                  3,283       2,807       2,500
                                           --------    --------    --------
Cash flows from investing activities:
  Proceeds from investments sold
  or matured:
   Securities available for sale:
    Fixed maturities sold                       795       1,071       1,002
    Fixed maturities matured                    454         404         637
    Perpetual debentures sold                     -          14           -
    Equity securities                            35          73          57
   Securities held to maturity:
    Fixed maturities matured or called           18          23           8
   Other investments, net                        (2)         17          42
  Costs of investments acquired:
   Securities available for sale:
    Fixed maturities                         (4,360)     (3,322)     (2,966)
    Perpetual debentures                        (26)       (862)       (917)
    Equity securities                           (67)        (82)        (60)
   Securities held to maturity:
    Fixed maturities                              -         (43)          -
  Cash received as collateral on
   loaned securities, net                       127           -           -
  Additions to property and
   equipment, net                               (26)        (14)        (40)
  Other, net                                     (7)        (17)         (8)
                                           --------    --------    --------
      Net cash used by investing
        activities                         $ (3,059)   $ (2,738)   $ (2,245)
                                           --------    --------    --------

See the accompanying Notes to the Consolidated Financial Statements.

(continued)

                                  EXH 13-32

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                          Years Ended December 31,


(In millions)                             2000         1999         1998
                                        --------     --------     --------

Cash flows from financing activities:
  Proceeds from borrowings              $    294     $    446     $    124
  Principal payments under debt
    obligations                             (187)         (94)        (125)
  Dividends paid to shareholders             (82)         (72)         (63)
  Purchases of treasury stock               (239)        (224)        (125)
  Treasury stock reissued                     31           39           30
  Other, net                                  15           18            8
                                        --------     --------     --------
       Net cash provided (used) by
         financing activities               (168)         113         (151)
                                        --------     --------     --------
Effect of exchange rate changes
  on cash and cash equivalents               (63)          60           34
                                        --------     --------     --------
       Net change in cash and
         cash equivalents                     (7)         242          138
Cash and cash equivalents,
  beginning of year                          616          374          236
                                        --------     --------     --------
Cash and cash equivalents,
  end of year                           $    609     $    616     $    374
                                        ========     ========     ========


Supplemental disclosures of cash
  flow information - See Note 12


See the accompanying Notes to the Consolidated Financial Statements.




















                                  EXH 13-33

                    AFLAC INCORPORATED AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                          Years Ended December 31,


(In millions)                               2000        1999        1998
                                          --------    --------    --------

Net earnings                              $    687    $    571    $    487
                                          --------    --------    --------
Other comprehensive income, before
 income taxes:
  Foreign currency translation
   adjustments:
     Change in unrealized foreign
      currency translation gains
      (losses) during year                      97        (128)        (84)
  Unrealized gains (losses) on
   investment securities:
     Unrealized holding gains (losses)
      arising during year                      521        (379)        171
     Reclassification adjustment for
      realized (gains) losses included
      in net earnings                          101          13           3
                                          --------    --------    --------
        Total other comprehensive income
         (loss), before income taxes           719        (494)         90

  Income tax expense (benefit)
   related to items of other
   comprehensive income                        315        (207)         98
                                          --------    --------    --------
        Other comprehensive income
         (loss), net of income taxes           404        (287)         (8)
                                          --------    --------    --------
        Total comprehensive income        $  1,091    $    284    $    479
                                          ========    ========    ========


See the accompanying Notes to the Consolidated Financial Statements.


















                                  EXH 13-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 81% of the Company's total revenues for both 2000 and 1999, and 80% in 1998, and 86% and 87% of total assets at December 31, 2000 and 1999, respectively.

     BASIS OF PRESENTATION: We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations, based on information currently available. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are: deferred policy acquisition costs and liabilities for future policy benefits and unpaid policy claims. As additional information becomes available (or actual amounts are determinable), the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     TRANSLATION OF FOREIGN CURRENCIES: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period 1998 through 2000.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency for these investments is the dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in dollars.

     We have designated the cross-currency swaps and the yen-denominated notes payable (Note 6) held by the Parent Company as a hedge of our net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on these items are translated into dollars at end-of-period exchange rates. Currency translation adjustments are reported in accumulated other comprehensive income.

                                  EXH 13-35

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

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. In 1998, we made this our formal policy. Accordingly, certain debt securities were reclassified from the available-for-sale category to the held-to-maturity category. The related unrealized gain on these securities is being amortized from other comprehensive income into investment income over the remaining term of the securities. The related premium in the carrying value of the debt securities that was created when the reclassification occurred is also being amortized as an offsetting charge to investment income.

     These unamortized unrealized gains and losses, plus the net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of

                                  EXH 13-36
shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates on policy reserves.

     Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of debt securities we purchased at a discount will equal the face or par value at maturity. Debt securities we purchased at a premium will have an amortized cost equal to face or par value at the earlier of a call date or maturity.

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

     We identify the cost of each individual investment so that when any are sold, we are able to record the gain or loss on that transaction in the consolidated statements of earnings.

     We continually monitor the difference between the cost and estimated fair value of our investments. If any investments experience a decline in value that is deemed to be other than temporary, we write the security down to fair value and record a realized loss in the consolidated statements of earnings.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is recorded as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not recorded as an asset or liability.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include first-year commissions in excess of renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

     INSURANCE LIABILITIES: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables modified to reflect our experience, with reasonable provisions for possible future adverse deviation in experience.
                                  EXH 13-37

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claim experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

     INCOME TAXES: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

     DERIVATIVES: We have only limited activity with derivative financial instruments. We do not use them for trading purposes nor do we engage in leveraged derivative transactions. We currently use three types of derivatives: interest rate swaps, cross-currency swaps and foreign currency forward contracts.

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

     We use cross-currency swaps in connection with our $450 million senior notes, which in effect convert the dollar-denominated principal and interest into yen-denominated obligations. These swaps have been designated as hedges of our investment in AFLAC Japan. The cross-currency swaps are recorded in other liabilities. Changes in the fair value of the currency portion of the swaps are recorded in accumulated other comprehensive income. The interest portions, not related to the accrued interest, of the currency swaps are not reflected in the financial statements.

     We occasionally use short-term foreign currency forward contracts in connection with annual profit transfers from AFLAC Japan. These contracts are designated at inception as hedges of our investment in AFLAC Japan and are accounted for using the deferral method. We record the gains and losses during the period that the contracts are outstanding as unrealized foreign currency translation adjustments in accumulated other comprehensive income.

     Effective January 1, 2001, we will be required to account for these derivatives using new accounting principles. See the section in this note titled, Accounting Pronouncements Not Yet Adopted.

     JAPANESE POLICYHOLDER PROTECTION FUND: In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation. Funding by the life insurance industry, as determined by government legislation, is made over a 10-year period. We recognize charges for our estimated share of any assessment as funding legislation is enacted. We review our estimated liability for policyholder protection fund assessments based on updated information and any adjustments are reported in net earnings.


                                  EXH 13-38

     EMPLOYEE STOCK OPTIONS: We use the intrinsic value method to value employee stock options. Under this method, compensation cost is recognized only for the excess, if any, of the market price of the stock at the grant date over the amount an employee must pay upon exercise to acquire the stock. Our stock option plan requires that the exercise price be equal to the fair market value at the date of grant. Therefore, we do not recognize compensation expense related to stock options.

     TREASURY SHARES: We record treasury shares purchased at cost, which is the market value at the time of the transaction, and as a reduction of shareholders' equity. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We record realized gains and losses in additional paid-in capital when treasury shares are reissued.

     EARNINGS PER SHARE: We present two earnings per share (EPS) calculations: basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options and other common stock equivalents.

     All share and per-share amounts have been adjusted to reflect the two-for-one stock split declared by the board of directors on February 13, 2001, payable on March 16, 2001.

     ACCOUNTING CHANGES ADOPTED: We adopted Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, on January 1, 1999. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, we expensed all such costs as they were incurred. We capitalized $22 million and $9 million for the years ended December 31, 2000 and 1999, respectively.

     ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED: We will adopt Statement of Financial Accounting Standards (SFAS) No. 133 as amended, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard will change the accounting for our cross-currency and interest rate swaps. In accordance with SFAS No. 133, we will be required to recognize in net earnings the change in unrealized gains/losses on the interest rate components of our cross-currency swaps (see Note 4). The cumulative effect for adopting this new accounting standard as of January 1, 2001 will increase liabilities and decrease shareholders' equity (accumulated other comprehensive income) by approximately $1 million, representing the fair value of our outstanding derivative instruments that have not been recorded in the financial statements at December 31, 2000.

     The adoption of SFAS No. 133 will increase volatility in reported net earnings in the future. If this accounting standard had been in effect on January 1, 2000, net earnings would have increased by approximately

                                  EXH 13-39

$19 million for the year ended December 31, 2000 related to the change in fair value of the interest rate components of the cross-currency swaps.

     In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which replaces SFAS No. 125. SFAS No. 140 revises the standards for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 140 is effective for transfers occurring after March 31, 2001. The adoption of SFAS No. 140 is not expected to have any impact on the Company's financial position or results of operations.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the current-year presentation.


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

     We evaluate our business segments based on GAAP pretax operating earnings. We do not allocate corporate overhead expenses to business segments.



























                                  EXH 13-40

     Information regarding components of operations and lines of business for the years ended December 31 follows:

(In millions)                           2000          1999          1998
                                      --------      --------      --------
Revenues:
 AFLAC Japan:
   Earned premiums:
     Cancer life                      $  4,976      $  4,582      $  3,839
     Other accident and health           1,037           730           413
     Life insurance and annuities          671           594           486
   Net investment income                 1,261         1,111           917
   Other income                              7             4             2
                                       -------       -------       -------
       Total AFLAC Japan revenues        7,952         7,021         5,657
                                       -------       -------       -------
 AFLAC U.S.:
   Earned premiums:
     Cancer expense                        585           535           489
     Accident/disability                   565           447           345
     Other health                          360           344           341
     Life insurance                         44            32            23
   Net investment income                   277           245           216
   Other income                              5             3             4
                                       -------       -------       -------
       Total AFLAC U.S. revenues         1,836         1,606         1,418
                                       -------       -------       -------
 Other business segments                    31            23            39
                                       -------       -------       -------
       Total business segments           9,819         8,650         7,114
 Realized investment losses               (102)          (13)           (2)
 Corporate*                                 32            39            30
 Intercompany eliminations                 (29)          (36)          (38)
                                       -------       -------       -------
       Total revenues                 $  9,720      $  8,640      $  7,104
                                       =======       =======       =======

*Includes investment income of $12 in 2000, $13 in 1999 and $2 in 1998




















                                  EXH 13-41

 (In millions)                          2000          1999          1998
                                      --------      --------      --------

Earnings before income taxes:
  AFLAC Japan                         $    771      $    651      $    502
  AFLAC U.S.                               290           256           230
  Other business segments                   (6)           (4)            2
                                       -------       -------       -------
      Total business segments            1,055           903           734
  Release of retirement liability          101             -             -
  Provision for the policyholder
    protection fund                          -           (64)         (111)
  Realized investment losses              (102)          (13)           (2)
  Interest expense, noninsurance
    operations                             (16)          (15)          (10)
  Corporate*                               (26)          (33)          (60)
                                       -------       -------       -------
      Total earnings before
       income taxes                   $  1,012      $    778      $    551
                                       =======       =======       =======

*Includes investment income of $12 in 2000, $13 in 1999 and $2 in 1998


 (In millions)                          2000          1999          1998
                                      --------      --------      --------
Advertising expense:
  AFLAC Japan                         $     62      $     46      $     21
  AFLAC U.S.                                38            33            34
                                       -------       -------       -------
      Total advertising expense       $    100      $     79      $     55
                                       =======       =======       =======


Assets at December 31 were as follows:

 (In millions)                                  2000             1999
                                              --------         --------
Assets:
  AFLAC Japan                                $  31,882        $  32,274
  AFLAC U.S.                                     4,964            4,448
  Other business segments                           46               34
                                              --------         --------
      Total business segments                   36,892           36,756
  Corporate                                      5,993            5,213
  Intercompany eliminations                     (5,653)          (4,928)
                                              --------         --------
      Total assets                           $  37,232        $  37,041
                                              ========         ========

     Total depreciation and amortization expense was $33 million in both 2000 and 1999, and $29 million in 1998. AFLAC Japan accounted for $20 million in both 2000 and 1999, and $17 million in 1998.

     Advertising and depreciation expenses are included in insurance expenses.



                                  EXH 13-42

     Total expenditures for property and equipment were $26 million in 2000, $22 million in 1999 and $47 million in 1998. The 1998 expenditures primarily related to the construction of an administrative office building for AFLAC U.S.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2000, $150 million, or 49.8% of total receivables were related to AFLAC Japan's operations ($157 million, or 57.9%, at December 31, 1999).

     POLICYHOLDER PROTECTION FUND: In 1998, the Japanese government created a policyholder protection system, and subsequently established the Life Insurance Policyholders Protection Corporation. The life insurance industry is required to contribute to this fund semiannually over a 10-year period. We recognized a pretax charge of $111 million in the first quarter of 1998 for our share of the life insurance industry's obligation to the fund. The after-tax amount was $65 million, or $.12 per basic and diluted share.

     In 1999, the Japanese government and the life insurance industry agreed to legislation that increased the life insurance industry's legal obligation to the fund. Our share of this additional obligation was recognized in the fourth quarter of 1999 and decreased pretax earnings by $64 million ($41 million after taxes, or $.08 per basic share and $.07 per diluted share).

     The total liability accrued for our remaining obligations to the Japanese policyholder protection fund was $227 million and $262 million at December 31, 2000 and 1999, respectively.

     In October 2000, two Japanese life insurance companies filed applications with the court for protection under a special reorganization law for financial institutions. Japanese government officials have indicated that they do not expect any additional protection fund assessments to be imposed on the insurance industry for the financial problems of these insurers.

     YEN-TRANSLATION EFFECTS: AFLAC Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in AFLAC Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps (Note 6) as a hedge of our investment in AFLAC Japan. The dollar values of our yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes are summarized as follows at December 31 (translated at end-of-year exchange rates):

(In millions)                                   2000             1999
                                              --------         --------
AFLAC Japan net assets                        $  3,648         $  3,129
Less:
 AFLAC Japan dollar-denominated
  net assets                                     1,969            1,772
 Parent Company yen-denominated
  net liabilities                                1,087            1,094
                                               -------          -------
Consolidated yen-denominated net assets
 subject to foreign currency
 translation fluctuations                     $    592         $    263
                                               =======          =======


                                  EXH 13-43

     The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2000, and their effect on selected financial data.

                                                  2000       1999       1998
                                                 ------     ------     ------
Balance Sheets:
  Yen/dollar exchange rate at
    December 31                                  114.75     102.40     115.70
  Yen percent weakening (strengthening)           10.8%     (13.0)%    (12.4)%
  Exchange effect on total assets (billions)*   $ (3.6)    $  3.5     $  2.8
  Exchange effect on total
    liabilities (billions)*                     $ (3.5)    $  3.5     $  2.7
Statements of Earnings:
  Average exchange rate for the year             107.83     113.96     130.89
  Yen percent weakening (strengthening)           (5.7)%    (14.9)%      7.5%
  Exchange effect on net earnings (millions)*   $    11    $    54    $   (20)
  Exchange effect on diluted net EPS*           $   .02    $   .10    $  (.04)

*Exchange effect amounts were determined using the same yen/dollar exchange rate for the current year as each respective prior year.


     OTHER: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $199 million in 2000, $282 million in 1999 and $192 million in 1998. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.






























                                  EXH 13-44

(3)  INVESTMENTS

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following tables:

                                           December 31, 2000
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Securities available for sale,
  carried at fair value:
 Fixed maturities:
  Yen-denominated:
   Government and guaranteed     $  6,554    $  1,722    $     52   $  8,224
   Municipalities                     342          28           -        370
   Public utilities                 3,572         337          28      3,881
   Sovereign and supranational         56           2           -         58
   Banks/financial institutions     3,045          45         180      2,910
   Other corporate                  1,471          40          41      1,470
                                  -------     -------     -------    -------
    Total yen-denominated          15,040       2,174         301     16,913
                                  -------     -------     -------    -------
  Dollar-denominated:
   Government                         260           7           1        266
   Municipalities                      41           2           -         43
   Mortgage-backed securities         429           9           -        438
   Public utilities                   325           4          13        316
   Sovereign and supranational        139           7           -        146
   Banks/financial institutions     2,072          41          74      2,039
   Other corporate                  2,099          50         138      2,011
                                  -------     -------     -------    -------
    Total dollar-denominated        5,365         120         226      5,259
                                  -------     -------     -------    -------
     Total fixed maturities        20,405       2,294         527     22,172
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
    Primarily banks/financial
     institutions                   2,010           1         299      1,712
  Dollar-denominated:
    Banks/financial institutions      337           9          12        334
                                  -------     -------     -------    -------
     Total perpetual debentures     2,347          10         311      2,046
                                  -------     -------     -------    -------
 Equity securities                    161          93          18        236
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 22,913    $  2,397    $    856   $ 24,454
                                  =======     =======     =======    =======






                                  EXH 13-45

                                              December 31, 2000
                                 --------------------------------------------
                                  Cost or      Gross      Gross
                                 Amortized  Unrealized  Unrealized    Fair
(In millions)                       Cost       Gains      Losses      Value
                                 ---------  ----------  ----------  ---------
Securities held to maturity,
 carried at amortized cost:
  Fixed maturities:
   Yen-denominated:
    Government                    $    705   $     28    $      2   $    731
    Municipalities                     328         38           -        366
    Public utilities                   584          5          59        530
    Banks/financial institutions     1,115         43          17      1,141
    Other corporate                    913         36          15        934
                                   -------    -------     -------    -------
      Total fixed maturities         3,645        150          93      3,702
                                   -------    -------     -------    -------
  Perpetual debentures:
   Yen-denominated:
    Banks/financial institutions     3,442         83         202      3,323
                                   -------    -------     -------    -------
      Total perpetual debentures     3,442         83         202      3,323
                                   -------    -------     -------    -------
      Total securities held
       to maturity                $  7,087   $    233    $    295   $  7,025
                                   =======    =======     =======    =======































                                  EXH 13-46

                                           December 31, 1999
                                --------------------------------------------
                                 Cost or      Gross      Gross
                                Amortized  Unrealized  Unrealized    Fair
(In millions)                      Cost       Gains      Losses      Value
                                ---------  ----------  ----------  ---------
Securities available for sale,
  carried at fair value:
 Fixed maturities:
  Yen-denominated:
   Government and guaranteed     $  6,771    $  1,995    $      6   $  8,760
   Municipalities                     558          53           -        611
   Public utilities                 3,363         457          44      3,776
   Banks/financial institutions     2,290          13         242      2,061
   Other corporate                    923          41          73        891
                                  -------     -------     -------    -------
    Total yen-denominated          13,905       2,559         365     16,099
                                  -------     -------     -------    -------
  Dollar-denominated:
   Government                         251           1           8        244
   Municipalities                      30           -           1         29
   Mortgage-backed securities         187           1           4        184
   Public utilities                   271           2          17        256
   Sovereign and supranational        203           1           3        201
   Banks/financial institutions     2,028          12         115      1,925
   Other corporate                  2,021           8         108      1,921
                                  -------     -------     -------    -------
    Total dollar-denominated        4,991          25         256      4,760
                                  -------     -------     -------    -------
     Total fixed maturities        18,896       2,584         621     20,859
                                  -------     -------     -------    -------
 Perpetual debentures:
  Yen-denominated:
   Primarily banks/financial
    institutions                    2,253           1         536      1,718
  Dollar-denominated:
   Banks/financial institutions       311           5          10        306
                                  -------     -------     -------    -------
    Total perpetual debentures      2,564           6         546      2,024
                                  -------     -------     -------    -------
 Equity securities                    137          91          13        215
                                  -------     -------     -------    -------
     Total securities
      available for sale         $ 21,597    $  2,681    $  1,180   $ 23,098
                                  =======     =======     =======    =======













                                  EXH 13-47

                                              December 31, 1999
                                 --------------------------------------------
                                  Cost or      Gross      Gross
                                 Amortized  Unrealized  Unrealized    Fair
(In millions)                       Cost       Gains      Losses      Value
                                 ---------  ----------  ----------  ---------
Securities held to maturity,
 carried at amortized cost:
  Fixed maturities:
   Yen-denominated:
    Government                    $    829   $      5    $     14   $    820
    Municipalities                     372         14           -        386
    Public utilities                   665          2          57        610
    Banks/financial institutions     1,273         36          31      1,278
    Other corporate                  1,250         30          94      1,186
                                   -------    -------     -------    -------
      Total fixed maturities         4,389         87         196      4,280
                                   -------    -------     -------    -------
  Perpetual debentures:
   Yen-denominated:
    Banks/financial institutions     3,903         73         244      3,732
                                   -------    -------     -------    -------
      Total perpetual debentures     3,903         73         244      3,732
                                   -------    -------     -------    -------
      Total securities held
       to maturity                $  8,292   $    160    $    440   $  8,012
                                   =======    =======     =======    =======



     Fair values for debt securities were determined using market quotations provided by outside securities consultants, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics. The fair values for equity securities were determined using market quotations on the principal public exchange markets.






















                                  EXH 13-48

     The amortized cost and fair values of our investments in fixed maturities at December 31, 2000, by contractual maturity are shown below:

                                    AFLAC Japan              AFLAC U.S.
                                --------------------    ---------------------
                                Amortized      Fair     Amortized     Fair
(In millions)                      Cost        Value      Cost        Value
                                ---------   ---------   ---------   ---------
Available for sale:
  Due in one year or less       $     302   $     311   $     125   $     125
  Due after one year through
    five years                      2,257       2,510         245         252
  Due after five years through
    10 years                        1,855       2,353         429         435
  Due after 10 years               12,264      13,361       2,500       2,388
  U.S. mortgage-backed
    securities                         79          81         349         356
                                 --------    --------    --------    --------
    Total fixed maturities
      available for sale        $  16,757   $  18,616   $   3,648   $   3,556
                                 ========    ========    ========    ========

Held to maturity:
  Due in one year or less       $     191   $     191   $       -   $       -
  Due after one year through
    five years                        120         121           -           -
  Due after five years through
    10 years                          741         778           -           -
  Due after 10 years                2,593       2,612           -           -
                                 --------    --------    --------    --------
    Total fixed maturities
      held to maturity          $   3,645   $   3,702   $       -   $       -
                                 ========    ========    ========    ========


     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     In recent years we have purchased subordinated perpetual debenture securities issued primarily by European and Japanese banks. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the issue-date fixed-rate interest coupons subsequently increase to a market-interest rate plus 150 to 300 basis points and change to a variable-interest rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date.











                                  EXH 13-49

     The economic maturities of the perpetual debentures owned at December 31, 2000, were as follows:

                                  AFLAC Japan               AFLAC U.S.
                             ----------------------    ----------------------
                             Amortized      Fair       Amortized      Fair
(In millions)                  Cost         Value        Cost         Value
                             ---------    ---------    ---------    ---------
Available for sale:
  Due after one year
    through five years       $     27     $     28     $      -     $      -
  Due after five years
    through 10 years              152          157          100          101
  Due after 10 years            1,994        1,693           74           67
                              -------      -------      -------      -------
    Total perpetual
     debentures available
     for sale                $  2,173     $  1,878     $    174     $    168
                              =======      =======      =======      =======
Held to maturity:
  Due after one year
    through five years       $    148     $    153     $      -     $      -
  Due after five years
    through 10 years              920          890            -            -
  Due after 10 years            2,374        2,280            -            -
                              -------      -------      -------      -------
    Total perpetual
     debentures held
     to maturity             $  3,442     $  3,323     $      -     $      -
                              =======      =======      =======      =======


     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. The average duration of policy liabilities was approximately 12 years for both 2000 and 1999. The average duration of the yen-denominated debt securities was approximately 10 years in 2000 and nine years in 1999. Currently, when our debt securities mature, the proceeds are reinvested at a yield below that of the average interest required for the accretion of policy benefit liabilities on policies issued in earlier years. Over the next five years, $3.0 billion at amortized cost (with an average yield of 5.77%) of AFLAC Japan's yen-denominated debt securities are scheduled to mature. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Several times since 1994 we have increased premium rates on new policies issued in Japan to help offset the lower investment yields available in Japan. Despite the shortfall in investment yields, adequate overall margins still exist in the aggregate block of business.









                                  EXH 13-50

     Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

 (In millions)                              2000         1999         1998
                                          --------     --------     --------
Realized investment gains (losses)
 on securities:
  Debt securities:
   Available for sale:
    Gross gains from sales                $     9      $    12      $    16
    Gross losses from sales                   (53)         (39)         (35)
    Net gains (losses) from redemptions         -           (8)           1
   Held to maturity:
    Gross loss from impairment                (57)           -            -
    Gross gains from redemptions                -            1            -
                                           ------       ------       ------
     Total debt securities                   (101)         (34)         (18)
                                           ------       ------       ------
  Equity securities:
    Gross gains from sales                      9           27           21
    Gross losses from sales                   (10)          (6)          (5)
                                           ------       ------       ------
     Total equity securities                   (1)          21           16
                                           ------       ------       ------
      Net realized losses                 $  (102)     $   (13)     $    (2)
                                           ======       ======       ======

Changes in unrealized gains (losses):
  Debt securities:
   Available for sale                     $    43      $  (447)     $  (377)
   Held to maturity                          (257)          34          154
  Equity securities                            (3)           2           10
                                           ------       ------       ------
      Net change in unrealized losses     $  (217)     $  (411)     $  (213)
                                           ======       ======       ======


     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

 (In millions)                                     2000            1999
                                                 --------        --------
Unrealized gains on securities available
 for sale                                        $  1,541        $  1,501
Unamortized unrealized gains on securities
 transferred to held to maturity                    1,001           1,258
Less:
  Policy liabilities                                    -             840
  Deferred income taxes                             1,068             887
                                                 --------        --------
Shareholders' equity, net unrealized gains
 on investment securities                        $  1,474        $  1,032
                                                 ========        ========





                                  EXH 13-51

     The issuers of two debt securities held in our portfolio experienced significant credit rating downgrades during the first half of 2000. During the second quarter of 2000, we sold one security carried in the available-for-sale category at a pretax loss of $34 million. We recorded a pretax impairment loss of $57 million on the other security, which was carried in the held-to-maturity category. We have reclassified this security to the available-for-sale category. These losses, which were included in realized investment losses, decreased net earnings by $58 million ($.11 per basic and diluted share) for the year ended December 31, 2000.

     At December 31, 2000, we owned debt securities rated below investment-grade in the amount of $196 million at amortized cost ($166 million at fair value), or .7% of total debt securities. The below investment-grade securities were investment-grade at the time of purchase and were subsequently downgraded by credit rating agencies.

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

                                            2000                 1999
                                    -------------------  -------------------
                                    Amortized    Fair    Amortized    Fair
(In millions)                         Cost       Value     Cost       Value
                                    -------------------  -------------------
Japan National Government           $ 5,755     $ 7,448  $ 6,403     $ 8,368
The Tokyo Electric Power Co., Inc.      857         979      898       1,057
Chubu Electric Power Co., Inc.          655         712      695         764
The Israel Electric Corporation
  Limited                               528         456      429         371
Dai-Ichi Kangyo Bank                    457         487      512         522
Sumitomo Bank                             *           *      452         462
Credit Suisse First Boston                *           *      427         398
Province of Quebec                        *           *      394         407
Deutsche Bank                             *           *      387         313

*Less than 10%


     Private placement investments held by AFLAC Japan at amortized cost accounted for $14.3 billion, or 48.0%, and $13.6 billion, or 45.8%, of total debt securities at December 31, 2000 and 1999, respectively. Of the total private placements, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $4.8 billion and $4.9 billion at amortized cost as of December 31, 2000 and 1999, respectively.














                                  EXH 13-52

     The components of net investment income for the years ended December 31 were as follows:

(In millions)                           2000          1999          1998
                                      --------      --------      --------
Fixed-maturity securities             $  1,280      $  1,129      $    985
Perpetual debentures                       278           248           158
Short-term investments and
  cash equivalents                           7             7             8
Equity securities and other                  4             2             3
                                       -------       -------       -------
  Gross investment income                1,569         1,386         1,154
Less investment expenses                    19            17            16
                                       -------       -------       -------
  Net investment income               $  1,550      $  1,369      $  1,138
                                       =======       =======       =======


     At December 31, 2000, debt securities with a fair value of $12 million were on deposit with regulatory authorities. As of December 31, 2000, $183 million, at fair value, of AFLAC Japan's debt securities had been pledged to Japan's policyholder protection fund. The Company retains ownership of all securities on deposit and receives the related investment income.


(4)  FINANCIAL INSTRUMENTS

     NONDERIVATIVES: The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented in this note.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2000 and 1999, we had security loans outstanding in the amounts of $123 million and $2.4 billion at fair value, respectively. At December 31, 2000, we held cash in the amount of $127 million as collateral for loaned securities. At December 31, 1999, we held Japanese government bonds in the amount of $2.4 billion, at fair value, as collateral for loaned securities. See Note 1 for a description of our accounting policies for loaned securities.

     Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.



                                  EXH 13-53

     DERIVATIVES: We have cross-currency swaps outstanding related to our $450 million senior notes. These cross-currency swaps have the effect of converting the dollar-denominated principal and interest into yen-denominated obligations. The notional amount and terms of the swaps match the principal amount and terms of the senior notes. These swaps have been designated as a hedge of our net investment in AFLAC Japan.

     At December 31, 2000, we had outstanding interest rate swaps on 19.1 billion yen ($167 million) of our variable-interest-rate yen-denominated borrowings (Note 6). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts on a portion of these loans. Under these agreements, we make fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receive floating-rate payments (.55% at December 31, 2000, plus loan costs of 25 and 20 basis points, respectively) based on three-month Japanese yen LIBOR.

     For information regarding new accounting requirements for derivative instruments as of January 1, 2001, see Note 1, Accounting Pronouncements Not Yet Adopted.

     The fair values of the cross-currency and interest rate swaps are the estimated amounts that we would receive or pay to terminate the swap agreements at the reporting date. We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties are U.S. and Japanese financial institutions with the following credit ratings as of December 31, 2000:

            Counterparty                    Notional Amount
            Credit Rating                    (In millions)
         -------------------             ---------------------
                 AA                            $    318
                 A                                  195
                 BBB                                104
                                                -------
                       Total                   $    617
                                                =======




















                                  EXH 13-54

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                     2000                       1999
                          ------------------------   -----------------------
                            Carrying       Fair        Carrying      Fair
(In millions)                Amount        Value        Amount       Value
                          ------------------------   -----------------------
Assets:
 Fixed-maturity
   securities              $  25,817     $  25,874   $  25,248     $  25,139
 Perpetual debentures          5,488         5,369       5,927         5,756
 Equity securities               236           236         215           215
 Securities held as
   collateral for
   loaned securities*              -             -           -         2,398

Liabilities:
 Notes payable (excluding
   capitalized leases)         1,048         1,043         999           962
 Derivatives:
   Cross-currency swaps:
     Currency portion             34            34          93            93
     Interest rate portion*       (4)           (4)         (4)           15
   Interest rate swaps*            -             2           -             7
 Payables for return of
   collateral on loaned
   securities*                     -             -           -         2,398


* Off-balance sheet financial instruments - the interest rate swap derivatives will be recorded at fair value on the balance sheet as of January 1, 2001, under the new accounting requirements of SFAS No. 133 (See Note 1).


     The above table excludes liabilities for future policy benefits of $26.1 billion and $27.3 billion at December 31, 2000 and 1999, respectively, as these liabilities are not considered financial instruments.




















                                  EXH 13-55

(5)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

                                   Liability Amounts        Interest Rates
                                  -------------------     -------------------
                       Policy                               Year
                       Issue                                 of       In 20
(In millions)           Year        2000       1999         Issue     Years
                       ------     --------   --------     --------  ---------
Health insurance:
  Japan:              1999-00     $   242    $    29         3.0%       3.0%
                      1997-99       1,298        993         3.5        3.5
                      1994-96       2,590      2,542       4.0-4.5    4.0-4.5
                      1974-94      17,755     18,951      5.25-7.0    5.0-5.65

  U.S.:
                      1998-00         190        107         7.0        7.0
                      1986-00       1,448      1,327       6.0-8.0      6.0
                      1981-86         276        280       6.5-7.0    5.5-6.5
                      Other           157        150


Life insurance
 and annuities:
  Japan:              1999-00          57          7         3.0        3.0
                      1997-99         292        235         3.5        3.5
                      1994-96         580        544         4.0        4.0
                      1985-93       1,188      1,268      5.25-5.65  5.25-5.65


  U.S.:               1956-00          41         37       4.0-6.0    4.0-6.0

Adjustment for
 unrealized gains on
 investments (Note 3)                   -        840
                                   ------     ------
                        Total     $26,114    $27,310
                                   ======     ======


     The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 5.2% in 2000, 5.3% in 1999, and 5.4% in 1998; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 2000.












                                  EXH 13-56

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In millions)                              2000         1999         1998
                                         --------     --------     --------
Unpaid supplemental health claims -
  beginning of year                      $  1,558     $  1,222     $    987
                                          -------      -------      -------
Add claims incurred during the year
  related to:
    Current year                            3,663        3,081        2,460
    Prior years                              (285)        (212)        (136)
                                          -------      -------      -------
       Total incurred                       3,378        2,869        2,324
                                          -------      -------      -------
Less claims paid during the year:
  On claims incurred during
    current year                            2,303        1,969        1,579
  On claims incurred during
    prior years                               813          709          617
                                          -------      -------      -------
       Total paid                           3,116        2,678        2,196
                                          -------      -------      -------
Effect of foreign exchange rate
  changes on unpaid claims                   (150)         145          107
                                          -------      -------      -------
Unpaid supplemental health claims -
  end of year                               1,670        1,558        1,222
Unpaid life claims - end of year               75           60           41
                                          -------      -------      -------
       Total liability for
        unpaid policy claims             $  1,745     $  1,618     $  1,263
                                          =======      =======      =======


     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates, which included a provision for adverse deviation.




















                                  EXH 13-57

(6)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In millions)                                              2000       1999
                                                         --------   --------
6.50% senior notes due April 2009 (principal
  amount $450)                                           $   449    $   449
1.55% yen-denominated Samurai notes due October 2005
  (principal amount 30 billion yen)                          261          -
Unsecured, yen-denominated notes payable to banks:
  Reducing revolving credit agreement due July 2001:
    2.29% fixed interest rate                                 99        222
    Variable interest rate (.78% at December 31, 2000)        14         31
  Revolving credit agreement due November 2002:
    1.24% fixed interest rate                                 68        114
    Variable interest rate (.73% at December 31, 2000)       157        138
  Short-term                                                   -         45
Obligations under capitalized leases due
  monthly through 2005, secured by computer
  equipment in Japan                                          31         19
                                                          ------     ------
    Total notes payable                                  $ 1,079    $ 1,018
                                                          ======     ======

     In September 2000, we filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes. These securities are not for sale to United States residents or entities. On October 25, 2000, we issued in Japan 30 billion yen ($278 million) of 1.55% Samurai notes, due October 25, 2005. Issue costs were $1 million. These notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium.

     In April 1999, we issued $450 million of 6.50% senior notes due April 15, 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We have entered into cross-currency swaps that have the effect of converting the dollar-denominated principal and interest into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (55.6 billion yen) with a blended fixed interest rate of 1.67%. At December 31, 2000 and 1999, other liabilities included $30 million and $89 million, respectively, representing the currency and accrued interest portions of the fair value of the cross-currency swaps.

     We have an unsecured reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $125 million. At December 31, 2000, 11.4 billion yen ($99 million) was outstanding at a fixed interest rate and 1.6 billion yen ($14 million) was outstanding at a variable interest rate under this agreement.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 with a borrowing limit of $250 million, payable in either U.S. dollars or Japanese yen. At December 31, 2000, 7.8 billion yen ($68 million) was outstanding at a fixed interest rate and 18.1 billion yen ($157 million) was outstanding at a variable interest rate under this agreement.
                                  EXH 13-58

     For those loans denominated in yen, the principal amount of the loans as stated in dollar terms will fluctuate due to changes in the yen/dollar exchange rate.

     The cross-currency swaps and the interest rate swaps related to the 2.29% and 1.24% (fixed rates after swaps) loans are described in Note 4.

     The aggregate contractual maturities of notes payable during each of the years after December 31, 2000, are: 2001, $123 million; 2002, $234 million; 2003, $8 million; 2004, $4 million; 2005, $261 million; and thereafter, $449 million.

     We were in compliance with all of the covenants of the credit agreements at December 31, 2000.


(7)  INCOME TAXES

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

 (In millions)                          Japan          U.S.         Total
                                       -------       -------       -------
  2000:
    Current                           $    319      $     19      $    338
    Deferred - operations                  (73)           60           (13)
                                       -------       -------       -------
      Total income tax expense        $    246      $     79      $    325
                                       =======       =======       =======

  1999:
    Current                           $    211      $     19      $    230
    Deferred - operations                   (1)           45            44
    Deferred tax benefit from
      Japanese tax rate reduction         (185)          118           (67)
                                       -------       -------       -------
      Total income tax expense        $     25      $    182      $    207
                                       =======       =======       =======

  1998:
    Current                           $    252      $     25      $    277
    Deferred - operations                  (88)           (4)          (92)
    Deferred tax benefit from
      Japanese tax rate reduction         (121)            -          (121)
                                       -------       -------       -------
      Total income tax expense        $     43      $     21      $     64
                                       =======       =======       =======











                                  EXH 13-59

     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)                            2000          1999          1998
                                        ------        ------        ------
Income taxes based on U.S.
  statutory rates                      $   354       $   272       $   193
Deferred tax benefit from Japanese
  tax rate reductions                        -           (67)         (121)
U.S. alternative minimum tax                 -             -            12
Utilization of foreign tax credit
  carryforwards                            (22)          (20)          (47)
Release of retirement liability            (33)            -             -
Noninsurance losses generating no
  current tax benefit                        -             3             9
Nondeductible expenses                      14            12             9
Other, net                                  12             7             9
                                        ------        ------        ------
  Income tax expense                   $   325       $   207       $    64
                                        ======        ======        ======


      Income tax expense (benefit) for the years ended December 31 was allocated as follows:

(In millions)                                    2000       1999       1998
                                                ------     ------     ------
Statements of earnings                         $   325    $   207    $    64
                                                ------     ------     ------
Other comprehensive income:
  Change in unrealized foreign currency
    translation gains                              135       (141)       (29)
  Unrealized gains on investment securities:
    Unrealized holding gains (losses)
      arising during the year                      146        (75)       125
    Reclassification adjustment
      for realized (gains) losses
      included in net earnings                      34          9          2
                                                ------     ------     ------
    Total income taxes allocated to
      other comprehensive income                   315       (207)        98
                                                ------     ------     ------
Additional paid-in capital(exercise
  of stock options)                                 (2)        (2)        (1)
                                                ------     ------     ------
      Total income taxes                       $   638    $    (2)   $   161
                                                ======     ======     ======

     In March 1998, the Japanese government reduced the corporate income tax rate, which lowered AFLAC Japan's rate from 45.3% to 41.7%. The tax rate was again reduced in March 1999, from 41.7% to 36.2%. These tax rate reductions decreased our consolidated liability for deferred income taxes. The reductions were the net effect of applying the new tax rates to the temporary differences that existed between the Japanese tax basis and financial reporting basis of assets and liabilities, and the limitations imposed by the U.S. foreign tax credit provisions.
                                  EXH 13-60

     The reduction of the consolidated deferred income tax liability from the 1999 tax rate reduction increased net earnings in the first quarter of 1999 by $67 million ($.13 per basic share and $.12 per diluted share). The 1998 tax rate reduction increased net earnings in the first quarter of 1998 by $121 million ($.23 per basic share and $.22 per diluted share).

     The 1999 reduction in the Japanese corporate income tax rate did not significantly change our combined U.S./Japan effective tax rate due to the operation of the U.S. foreign tax credit provisions.

     Changes in unrealized foreign currency translation gains/losses included deferred income tax expense of $76 million in 2000 and deferred income tax benefits of $80 million in 1999 and $29 million in 1998 that represented Japanese income taxes on currency translation gains/losses that arose for Japanese tax purposes from the conversion of AFLAC Japan's dollar-denominated investments into yen.

     The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)                                        2000           1999
                                                   --------       --------
Deferred income tax liabilities:
  Deferred acquisition costs                       $  1,077       $  1,204
  Unrealized gains on investment securities             455            415
  Difference in tax basis of investment
   in AFLAC Japan                                        82              -
  Other basis differences in investment
   securities                                           256            725
  Premiums receivable                                    92             79
  Unrealized exchange gain on yen-denominated
   notes payable                                          6              -
  Other liabilities                                       3              -
                                                     ------         ------
    Total deferred income tax liabilities             1,971          2,423
                                                     ------         ------
Deferred income tax assets:
  Difference in tax basis of investment in
   AFLAC Japan                                            -            227
  Unrealized exchange loss on yen-denominated
   notes payable                                          -             58
  Policy benefit reserves                                63            405
  Policyholder protection fund                           28             67
  Unfunded retirement benefits                           34             71
  Other accrued expenses                                 74             80
  Tax credit carryforwards                              112             96
  Other                                                 187            211
                                                     ------         ------
    Total gross deferred tax assets                     498          1,215
  Less valuation allowance                              149            157
                                                     ------         ------
    Total deferred income tax assets                    349          1,058
                                                     ------         ------
      Net deferred income tax liability               1,622          1,365
Current income tax liability                            272            146
                                                     ------         ------
      Total income tax liability                    $ 1,894        $ 1,511
                                                     ======         ======
                                  EXH 13-61

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 2000, the valuation allowance for deferred tax assets decreased by $8 million (increased by $68 million in 1999) due to changes in carryforwards of foreign tax credits, alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, foreign tax credit carryforwards of $32 million and alternative minimum tax credits of $79 million were available at December 31, 2000. The foreign tax credit carryforwards expire in 2004.


(8)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)                 2000          1999          1998
                                       --------      --------      --------
Common stock - issued:
  Balance at beginning of year          640,698       635,941       632,761
  Exercise of stock options               4,115         4,757         3,180
                                       --------      --------      --------
    Balance at end of year              644,813       640,698       635,941
                                       --------      --------      --------
Treasury stock:
  Balance at beginning of year          109,216       104,573        99,889
  Purchases of treasury stock:
    Open market                           9,657         8,633         7,612
    Other                                   269           375           425
  Shares issued to sales associates
    stock bonus plan and AFL
    Stock Plan                           (1,182)       (1,664)       (2,437)
  Exercise of stock options              (2,357)       (2,701)         (916)
                                       --------      --------      --------
    Balance at end of year              115,603       109,216       104,573
                                       --------      --------      --------
Shares outstanding at end of year       529,210       531,482       531,368
                                       ========      ========      ========


     As of December 31, 2000, we had approximately 16.5 million shares available for purchase under the share repurchase program authorized by the board of directors.

     STOCK SPLIT: On February 13, 2001, the board of directors declared a two-for-one stock split to shareholders of record at the close of business on February 27, 2001, payable on March 16, 2001. Share and per-share amounts have been adjusted to reflect this split.

     After the stock split, the par value will remain $.10 per share. The adjustment to increase the common stock account will be recorded on March 16, 2001. In 2000 shareholders approved an increase in the number of authorized shares from 400 million to one billion.


                                  EXH 13-62

     STOCK OPTIONS: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. Therefore, we do not recognize compensation expense related to stock options. The options are exercisable immediately unless they are subject to a vesting schedule determined by the board of directors. At December 31, 2000, 13.4 million shares were available for future grants.

     The following table summarizes stock option activity:

                                                          Weighted-Average
                                           Option          Exercise Price
(In thousands of shares)                   Shares            per Share
                                         ----------       ----------------
  Outstanding at December 31, 1997         32,957           $    5.75
    Granted in 1998                         3,906               15.09
    Canceled in 1998                          (67)              11.75
    Exercised in 1998                      (4,296)               3.46
                                          -------
  Outstanding at December 31, 1998         32,500                7.16
    Granted in 1999                         2,479               23.39
    Canceled in 1999                         (155)              15.21
    Exercised in 1999                      (7,665)               4.67
                                          -------
  Outstanding at December 31, 1999         27,159                9.30
    Granted in 2000                         5,619               22.85
    Canceled in 2000                         (161)              14.39
    Exercised in 2000                      (6,636)               5.12
                                          -------
  Outstanding at December 31, 2000         25,981           $   13.27
                                          =======


(In thousands of shares)              2000          1999          1998
                                   ----------    ----------    ----------
Shares exercisable at
 end of year                         16,782        22,168        25,907
                                    =======       =======       =======



















                                  EXH 13-63

     The following table summarizes information about stock options outstanding at December 31, 2000:

(In thousands            Options Outstanding           Options Exercisable
  of shares)     -----------------------------------  ----------------------
                               Wgtd.-Avg.  Weighted-               Weighted-
                               Remaining    Average                 Average
   Range of        Number     Contractual  Exercise      Number    Exercise
Exercise Prices  Outstanding   Life (Yrs)    Price    Exercisable   Price
---------------  -----------  -----------  ---------  -----------  ---------
$ 1.23 - $ 4.03        610          .9      $  3.25        610      $  3.25
  4.71               4,846         2.5         4.71      4,846         4.71
  4.80 -   7.92      5,013         4.7         7.35      5,013         7.35
  8.48 -  13.66      4,131         6.3        11.67      4,043        11.63
 13.84 -  21.16      4,735         7.9        16.80      1,461        15.16
 21.48 -  23.23      5,122         9.3        23.11        769        22.90
 23.41 -  34.48      1,524         9.0        24.31         40        24.97
                    ------                              ------
$ 1.23 - $34.48     25,981         6.2      $ 13.27     16,782      $  8.90
                    ======                              ======


     As permitted by SFAS No. 123, which became effective in 1995, we do not recognize compensation cost in the consolidated statements of earnings for employee stock options. Had compensation cost for stock options granted after 1994 been determined using the alternative fair-value-based method, the effect on our net earnings and net earnings per share would approximate the following pro forma amounts:

                                        2000         1999         1998
                                      --------     --------     --------
Decrease to:
  Net earnings (in millions)           $   27       $   13       $   13
  Net earnings per share - basic          .05          .03          .02
  Net earnings per share - diluted        .05          .02          .02


     For the above pro forma information, the fair value of each option granted after 1994 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2000:

                                   2000            1999            1998
                                ---------       ---------       ---------
Expected life from vesting
  date (years)                   4.2-5.8         3.7-4.7         3.5-4.4
Dividend yield                        .5%             .6%             .6%
Expected volatility                 32.0%           30.3%           27.3%
Risk-free interest rate              6.0%            6.0%            5.5%


     These fair value amounts were then amortized over the vesting periods of the related options.





                                  EXH 13-64

     The pro forma information presented above is not indicative of future amounts. We were required to apply SFAS No. 123 prospectively. Therefore, the above pro forma disclosures do not include amortization of the fair value of awards prior to 1995. Also, we expect that additional options will be granted in future years.

     VOTING RIGHTS: In accordance with the Parent Company's Articles of Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.


(9)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $5.6 billion at December 31, 2000, on a GAAP basis. AFLAC Japan accounted for $3.6 billion, or 65.2%, of these net assets.

     Our insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, AFLAC Japan, must report to the Japanese Financial Services Agency (FSA). As determined on a U.S. statutory accounting basis, AFLAC's net income, which includes realized investment gains and losses, was $210 million in 2000, $344 million in 1999 and $231 million in 1998. Capital and surplus was $1.7 billion and $1.6 billion at December 31, 2000 and 1999, respectively.

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

 (In millions)                                            2000       1999
                                                        --------   --------
Net assets on GAAP basis                                $  5,572   $  4,874
Adjustment of debt securities from fair value
  to amortized cost                                       (2,113)    (2,691)
Elimination of deferred policy acquisition costs          (3,663)    (3,677)
Adjustment to policy liabilities                             796      1,801
Elimination of deferred income taxes                       1,678      1,463
Other, net                                                  (597)      (164)
                                                         -------    -------
  Net assets on U.S. statutory
    accounting basis                                    $  1,673   $  1,606
                                                         =======    =======


     The National Association of Insurance Commissioners has recodified statutory accounting principles to promote standardization throughout the industry. We are adopting these new statutory accounting principles effective January 1, 2001. As a result, statutory net assets will increase by approximately $130 million on January 1, 2001.

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Amounts available for dividends,

                                  EXH 13-65
management fees (see Note 2) and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Georgia without prior approval of the Commissioner of Insurance is the greater of the net gain from operations, which excludes realized investment gains and losses, for the previous year determined under statutory accounting principles or 10% of statutory equity as of the previous year-end. Dividend payments by AFLAC during 2001 in excess of $216 million would require such approval. Dividends paid by AFLAC during 2000 were $234 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $157 million in 2000, $243 million in 1999 and $154 million in 1998. In light of the deregulation of the insurance market, we elected to repatriate less than the maximum amount in 2000 in order to maintain a strong solvency margin in Japan. In 2000, the maximum amount we could have repatriated was $351 million. We repatriated the maximum amount in both 1999 and 1998.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $777 million and $638 million at December 31, 2000 and 1999, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, policyholder protection fund obligations are not accrued, deferred income tax liabilities are recognized on a different basis, and investment securities are currently carried at cost less certain market value adjustments for foreign exchange losses on dollar-denominated securities.

     For the Japanese reporting fiscal year ending March 31, 2002, AFLAC Japan will be required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Currently, debt securities are recorded at amortized cost for FSA purposes. Under the new accounting standard AFLAC Japan will be required to record debt securities in four categories: at fair value in an available-for-sale category, at amortized cost in a held-to-maturity category, at amortized cost in a special category for securities held for long-term holding purposes, or at fair value in a trading category.

     Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale will be reported in FSA capital and surplus. This new accounting method may result in significant fluctuations in FSA equity, in the AFLAC Japan solvency margin and in amounts available for annual profit repatriation.
                                  EXH 13-66

(10)  BENEFIT PLANS

     Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

                                             2000                 1999
                                       ----------------     ----------------
(In thousands)                          Japan     U.S.       Japan     U.S.
                                       -------  -------     -------  -------
Projected benefit obligation:
  Benefit obligation at
   beginning of year                   $74,186  $62,358     $43,423  $60,420
  Service cost                           4,458    2,891       4,675    2,938
  Interest cost                          2,093    4,314       1,658    4,311
  Actuarial loss (gain)                  1,647    5,172      (2,498)  (5,799)
  Benefits paid                         (1,039)  (1,326)       (554)  (1,376)
  Effect of foreign exchange
   rate changes                         (8,416)       -       6,010        -
  Plan amendments                            -        -           -    1,864
  Benefit obligations assumed
   from government plan                      -        -      21,472        -
                                        ------   ------      ------   ------
    Benefit obligation at
     end of year                        72,929   73,409      74,186   62,358
                                        ------   ------      ------   ------
Plan assets:
  Fair value of plan assets at
   beginning of year                    49,830   56,425      23,441   48,541
  Actual return on plan assets            (628)   8,208         727    9,260
  Employer contribution                  6,138        -       5,429        -
  Benefits paid                         (1,039)  (1,326)       (554)  (1,376)
  Effect of foreign exchange
   rate changes                         (5,632)       -       3,677        -
  Assets transferred from
   government plan                           -        -      17,110        -
                                        ------   ------      ------   ------
    Fair value of plan assets at
     end of year                        48,669   63,307      49,830   56,425
                                        ------   ------      ------   ------

    Funded status                      (24,260) (10,102)    (24,356)  (5,933)
Unrecognized net actuarial
 loss (gain)                             8,455    1,273       8,755     (703)
Unrecognized transition
 obligation (asset)                      3,772     (597)      4,578     (718)
Unrecognized prior service cost            828    1,754       1,013    1,890
                                        ------   ------      ------   ------
    Accrued benefit cost              $(11,205) $(7,672)   $(10,010) $(5,464)
                                        ======   ======      ======   ======


     In 1999, we transferred most of the assets of the AFLAC Japan employee retirement plan from an insured arrangement to a trust managing a portfolio of investment securities. In 1999, we also assumed a pension benefit program together with the related assets for AFLAC Japan employees that was previously administered by the Japanese government.

                                  EXH 13-67

     The components of retirement expense and actuarial assumptions for the years ended December 31 are as follows:

                                   2000            1999            1998
                              --------------  --------------  --------------
(In thousands)                 Japan   U.S.    Japan   U.S.    Japan   U.S.
                              ------  ------  ------  ------  ------  ------
Components of net periodic
 benefit cost:
  Service cost                $4,458  $2,891  $4,675  $2,938  $2,940  $2,362
  Interest cost                2,093   4,314   1,658   4,311   1,018   3,491
  Expected return on plan
   assets                     (1,470) (5,013) (1,516) (4,313)   (451) (4,086)
  Recognized net actuarial
   loss                          202       -     363     265     218       -
  Amortization of transition
   obligation (asset)            333    (121)    258    (122)     77    (122)
  Amortization of prior
   service cost                   81     138      77     138      67      16
                               -----   -----   -----   -----   -----   -----
  Net periodic benefit cost   $5,697  $2,209  $5,515  $3,217  $3,869  $1,661
                               =====   =====   =====   =====   =====   =====

Weighted-average actuarial
 assumptions used in the
 calculations:
  Discount rate - net
   periodic benefit cost         3.0%    7.0%    3.0%    6.5%    3.0%    7.0%
  Discount rate - benefit
   obligations                   3.0     7.0     3.0     7.0     3.0     6.5
  Expected return on plan
   assets                        2.5     9.0     4.5     9.0     2.5     9.0
  Rate of compensation
   increase                      3.5     4.0     3.5     4.0     3.5     4.0


     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. The surviving spouse of the Company's former chairman of the board, John B. Amos, had been receiving lifetime spousal retirement benefits under a shareholder-approved employment contract. The benefits were payable at .5% of the Company's pretax earnings for the previous year, as defined in the agreement. In May 2000, the former chairman's spouse unexpectedly passed away. The Company had accrued an unfunded liability for projected retirement payments based on a normal life expectancy. The release of the remaining accrued liability increased net earnings by $99 million ($.19 per basic share and $.18 per diluted share) for the year ended December 31, 2000.

     Due to the release of the retirement liability, we recorded a net benefit of $96 million related to all of the unfunded plans for 2000. We recognized expense for these plans of $39 million in 1999 and $30 million in 1998. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2000 and 1999, was $151 million and $260 million, respectively. The actuarial present value of projected benefit obligations was $150 million and $260 million at December 31, 2000 and 1999, respectively. The discount rates used were the same as for the funded plans.

                                  EXH 13-68

     Reconciliations of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)                                     2000             1999
                                                 --------         --------
Benefit obligation:
  Benefit obligation at beginning of year        $ 12,488         $ 10,822
  Service cost                                        408              361
  Interest cost                                       874              752
  Actuarial loss                                    1,610              503
  Plan amendments                                       -              393
  Benefits paid                                      (815)            (343)
                                                  -------          -------
Unfunded benefit obligation at end of year         14,565           12,488
Unrecognized net actuarial gain (loss)             (1,080)             530
Unrecognized prior service cost                      (342)            (368)
                                                  -------          -------
    Accrued benefit cost                         $ 13,143         $ 12,650
                                                  =======          =======


     The components of expenses for the retiree medical program and other postretirement benefits, along with actuarial assumptions, were as follows for the years ended December 31:

(In thousands)                             2000         1999         1998
                                         --------     --------     --------
Service cost                             $    408     $    361     $    320
Interest cost                                 874          752          684
Recognized net actuarial gain                   -            -          (30)
Amortization of prior service cost             25           26            -
                                          -------      -------      -------
    Net periodic benefit cost            $  1,307     $  1,139     $    974
                                          =======      =======      =======
Discount rate:
  Net periodic cost                           7.0%         6.5%         7.0%
  Benefit obligations                         7.0          7.0          6.5

Effect of 1-percentage point increase
 in health care cost trend rate:
  On total of service and interest
   cost components                       $    136     $    119     $    102
  On postretirement benefit obligation      1,180          991          791
Effect of 1-percentage point decrease
 in health care cost trend rate:
  On total of service and interest
   cost components                           (116)        (101)         (97)
  On postretirement benefit obligation     (1,010)        (846)        (743)


     The projected health care cost trend rate used in 2000 was 10%, graded to 7% over five years.




                                  EXH 13-69

     STOCK BONUS PLAN: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants are awarded rights on a monthly basis to shares of AFLAC Incorporated common stock, based on their sales of insurance policies. The cost of these awards, which is included in deferred policy acquisition costs, amounted to $18 million in both 2000 and 1999, and $10 million in 1998. Prior to July 1999, participants received the shares of stock after satisfying various vesting requirements and other conditions. This stock bonus program was revised effective July 1, 1999, to substantially eliminate the vesting requirements and to make various other modifications. As a result of this change, plan participants became 100% vested in their accumulated share rights under the original program and the related shares of stock held in a trust were distributed. The market value of the distributed shares was charged against a liability for accrued stock compensation and the excess of market value over share cost ($42 million) was recognized as additional paid-in capital.


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































                                  EXH 13-70

(12)  SUPPLEMENTARY INFORMATION

                                        2000          1999         1998
                                      --------      --------     --------
Weighted-average shares used in
 calculating earnings per share
 (in thousands):
   Average outstanding shares used
    for calculating basic EPS           530,607       531,737      532,609
   Dilutive effect of stock options      14,299        19,108       19,136
                                       --------      --------     --------
   Average outstanding shares used
    for calculating diluted EPS         544,906       550,845      551,745
                                       ========      ========     ========
--------------------------------------------------------------------------
Other:
  Policy acquisition costs deferred
   during the year (in millions)     $     612     $     556    $     436
  Commissions deferred as a
   percentage of total acquisition
   costs deferred                           71%           72%          69%
  Personnel compensation and
   benefits as a percentage
   of insurance expenses                    42%           40%          37%
--------------------------------------------------------------------------
Supplemental disclosures of cash
 flow information (in millions):
  Income taxes paid                  $     215     $     411    $     210
  Interest paid                             21            17           12
  Impairment loss on fixed
   maturity security                        57             -            -
  Noncash financing activities:
    Capital lease obligations               25             4            7
    Treasury shares issued for:
      Dividends to shareholders              5             5            4
      Associate stock bonus plan             7            54           10
--------------------------------------------------------------------------
Property and equipment (in millions):
  Land                                $     132     $     147    $     131
  Buildings                                 355           374          335
  Equipment                                 169           156          159
                                       --------      --------     --------
                                            656           677          625
  Less accumulated depreciation             175           168          159
                                       --------      --------     --------
    Net property and equipment        $     481     $     509    $     466
                                       ========      ========     ========
--------------------------------------------------------------------------










                                  EXH 13-71

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

     The audit committee of the board of directors, which comprises outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The committee meets periodically with representatives of management, as well as with the independent and internal auditors, to review matters of a material nature related to financial reporting and the planning, results and recommendations of audits. The independent and internal auditors have free access to the audit committee, without management present, to discuss any matter they believe should be brought to the attention of the committee. The committee is also responsible for making recommendations to the board of directors concerning the selection of the independent auditors.


 /s/ Daniel P. Amos
---------------------------------------
Daniel P. Amos
President and Chief Executive Officer


 /s/ Kriss Cloninger III
---------------------------------------
Kriss Cloninger III
Executive Vice President and Chief Financial Officer








                                  EXH 13-72

INDEPENDENT AUDITORS' REPORT

The shareholders and board of directors of AFLAC Incorporated:


     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                            KPMG LLP



Atlanta, Georgia
January 26, 2001

















                                  EXH 13-73

                                          Unaudited Consolidated Quarterly Financial Data
                                             (In millions, except for per-share amounts)
---------------------------------------------------------------------------------------------------------------------------
Three Months ended,             March 31, 2000            June 30, 2000         September 30, 2000        December 31, 2000
---------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
---------------------------------------------------------------------------------------------------------------------------
Total revenues               $ 2,398       17.1%      $ 2,358       16.1%      $ 2,475       12.7%      $ 2,488        5.2%
Net earnings                     156      (20.1)          202(1)    54.8           163       13.5           166       63.2
---------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .29      (21.6)%     $   .38(1)    52.0%      $   .31       14.8%      $   .31       63.2%
  Net earnings (diluted)         .29      (17.1)          .37(1)    54.2           .30       15.4           .30       57.9
  Cash dividends                 .038                     .043                     .043                     .043
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
Three Months ended,             March 31, 1999            June 30, 1999         September 30, 1999        December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                              Amount     % Change      Amount     % Change      Amount     % Change      Amount     % Change
---------------------------------------------------------------------------------------------------------------------------

Total revenues               $ 2,048       16.5%      $ 2,032       19.3%      $ 2,196       29.2%      $ 2,365       21.6%
Net earnings                     196(2)    21.9           130       26.9           144       33.5           102(3)   (12.2)
---------------------------------------------------------------------------------------------------------------------------
Per common share:
  Net earnings (basic)       $   .37(2)    23.3%      $   .25       31.6%      $   .27       35.0%      $   .19(3)   (13.6)%
  Net earnings (diluted)         .35(2)    20.7           .24       26.3           .26       30.0           .19(3)    (9.5)
  Cash dividends                 .033                     .038                     .038                     .038
---------------------------------------------------------------------------------------------------------------------------



(1) Includes a benefit of $99 ($.19 per basic share, $.18 per diluted share) from the termination of a retirement liability and realized investment loss of $58 ($.11 per basic and diluted share); (2) Includes gain of $67 ($.13 per basic share, $.12 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan; (3) Includes a charge of $41
($.08 per basic share, $.07 per diluted share) for the policyholder protection fund in Japan

Per-share amounts reflect the two-for-one stock split payable on March 16, 2001.


                                                           EXH 13-74




21