Form 10-K405, Exhibit 13
period 2001-12-31
AFLAC INC
filed 2002-03-27
CIK 4977

AFLAC Incorporated
Annual Report on Form 1-K
For the Year Ended December 31, 2001

EXHIBIT 13

Table of Contents

EXH 13

EXHIBIT 13

     The following information is contained in the 2001 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 2001 Form 10-K have been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.

PART II

ITEM 5. (a) Market Information:

     Our common stock is principally traded on the New York Stock Exchange; it is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The high and low quarterly market prices for the Company's common stock, as published in the United States consolidated transaction reporting system, for the last two fiscal years ended December 31, 2001, were as follows:

Quarterly Common Stock Prices

2001	High	Low
______________________________________________________________________________________

4th Quarter	$ 29.30	$ 23.58
3rd Quarter	32.60	23.00
2nd Quarter	35.24	26.80
1st Quarter	36.10	23.38

2000	High	Low
______________________________________________________________________________________

4th Quarter	$ 37.47	$ 29.19
3rd Quarter	33.75	22.53
2nd Quarter	26.97	21.88
1st Quarter	23.57	16.78

ITEM 5. (b) Holders:

	2001	2000
__________________________________________________________________________________________________
Number of common
shares outstanding	521,615,350	529,209,956
Number of registered
common shareholders	70,383	67,995
Approximate number of
common shareholders	182,700	143,400

EXH 13-1

ITEM 5. (c) Quarterly cash dividends:

	2001	2000
____________________________________________________________________________________
4th Quarter	$.05	$.043
3rd Quarter	.05	.043
2nd Quarter	.05	.043
1st Quarter	.043	.038

     For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, Shareholders' Equity and Capital Resources section, presented in this Exhibit 13 on page 13-25, and Note 9 of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on page 13-70.

EXH 13-2

ITEM 6. SELECTED FINANCIAL DATA
(In millions, except for share and per-share amounts)

AFLAC Incorporated and Subsidiaries

For the Year		2001	2000		1999		1998		1997
		----------	----------		----------		----------		----------
Revenues:
Premiums, principally supplemental
health insurance		$ 8,061	$ 8,222		$ 7,264		$ 5,943		$ 5,874
Net investment income		1,550	1,550		1,369		1,138		1,078
Realized investment gains (losses)		(31)	(102)		(13)		(2)		(5)
Gain on sale of television business		-	-		-		-		267
Other income		18	33		20		25		37
		---------	---------		---------		---------		---------
Total revenues		9,598	9,703		8,640		7,104		7,251
		---------	---------		---------		---------		---------
Benefits and expenses:
Benefits and claims		6,303	6,601		5,885		4,877		4,833
Expenses		2,214	2,090		1,977		1,676		1,553
		---------	---------		---------		---------		---------
Total benefits and expenses		8,517	8,691		7,862		6,553		6,386
		---------	---------		---------		---------		---------
Pretax earnings		1,081	1,012		778		551		865
Income taxes		394	325		207		64		280
		---------	---------		---------		---------		---------
Net earnings		$ 687	$ 687	(1)	$ 571	(2)	$ 487	(3)	$ 585	(4)
		=====	=====		=====		=====		=====

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Net earnings (basic)		$ 1.31	$ 1.30	(1)	$ 1.07	(2)	$ .91	(3)	$ 1.07	(4)
Net earnings (diluted)		1.28	1.26	(1)	1.04	(2)	.88	(3)	1.04	(4)
Cash dividends		.19	3.16	7.14		7.12		8.11		2
Shareholders' equity		10.40	8.87		7.28		7.09		6.44
Price range:	High	36.10	37.47		28.38		22.66		14.47
	Low	23.00	16.78		19.50		11.35		9.38
	Close	24.56	36.10		23.60		21.94		12.78
Price/earnings ratio:*	High	26.9x	31.2x		28.4x		29.1x		21.9x
	Low	17.2	14.0		19.5		14.6		14.2
Common shares used for
basic EPS (In thousands)		525,098	530,607		531,737		532,609		544,220
Common shares used for
diluted EPS (In thousands)		537,383	544,906		550,845		551,745		563,192
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(continued)

EXH 13-3

(In millions, except for share and per-share amounts)

AFLAC Incorporated and Subsidiaries

At Year-End	2001	2000	1999	1998	1997
	--------	--------	--------	--------	--------
Assets:
Investments and cash	$ 32,793	$ 32,167	$ 32,024	$ 26,994	$ 22,880
Other	5,067	5,064	5,017	4,228	6,590
	---------	---------	---------	---------	---------
Total assets	$ 37,860	$ 37,231	$ 37,041	$ 31,222	$ 29,470
	=====	=====	=====	=====	=====
Liabilities and shareholders' equity:
Policy liabilities	$ 27,592	$ 28,565	$ 29,604	$ 24,034	$ 19,885
Notes payable	1,207	1,079	1,018	596	523
Income taxes	2,091	1,894	1,511	1,865	1,827
Other liabilities	1,545	999	1,040	957	3,805
Shareholders' equity	5,425	4,694	3,868	3,770	3,430
	---------	---------	---------	---------	---------
Total liabilities and
shareholders' equity	$ 37,860	$ 37,231	$ 37,041	$ 31,222	$ 29,470
	=====	=====	=====	=====	=====
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Supplemental Data
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Operating earnings**	$ 720	$ 657	$ 550	$ 429	$ 374
Operating earnings per
share (basic)**	1.37	1.24	1.03	.81	.69
Operating earnings per
share (diluted)**	1.34	1.20	1.00	.78	.66
Pretax profit margin***	11.5%	10.3%	9.9%	9.3%	8.6%
After-tax profit margin***	7.5%	6.7%	6.4%	6.0%	5.4%
Operating return on equity****	21.3%	21.7%	20.9%	18.7%	18.8%
Yen/dollar exchange rate at
year-end (yen)	131.95	114.75	102.40	115.70	130.10
Average yen/dollar exchange
rate (yen)	121.54	107.83	113.96	130.89	121.07

(1) Includes a benefit of $99 ($.19 per basic share, $.18 per diluted share) from the termination of a retirement liability; (2) Includes gain of $67 ($.13 per basic share, $.12 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $41 ($.08 per basic share, $.07 per diluted share) for the policyholder protection fund in 1999 in Japan; (3) Includes gain of $121 ($.23 per basic share, $.22 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.12 per basic and diluted share) for the policyholder protection fund in Japan in 1998; (4) Includes gain of $211 ($.39 per basic share, $.38 per diluted share) from the sale of the broadcast business in 1997; (*) Based on diluted operating earnings per share; (**) Excludes realized investment gains/losses; gains from the sale of the television business in 1997; charges for the policyholder protection fund in 1998 and 1999; benefits of tax rate reductions in 1998 and 1999; the gain from the termination of a retirement liability in 2000; the impact of SFAS No. 133 in 2001; (***) Operating basis; (****) Based on operating earnings and excluding unrealized gains on investment securities, net. Certain reclassifications have been made to prior year amounts to conform to current reporting classifications. These reclassifications had no impact on net earnings.

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

EXH 13-5

Results of Operations

     The results of operations by business segment, together with nonoperating items, for the three-year period ended December 31, 2001, were as follows.

Summary Of Operating Results By Business Segment
(In millions, except for per-share amounts)

	Percentage change		Years ended
	over previous year		December 31,
	------------------------------		----------------------------------------------
	2001	2000	2001	2000	1999
	------------------------------		----------------------------------------------
Operating earnings:
AFLAC Japan	6.7%	18.6%	$ 823	$ 771	$ 651
AFLAC U.S.	18.7	13.3	345	290	256
Other business segments			(8)	(6)	(4)
			--------	--------	--------
Total business segments	10.0	16.8	1,160	1,055	903
Interest expense, noninsurance
operations	(1.7)	(9.3)	(16)	(16)	(15)
Corporate and eliminations	(28.4)	19.9	(33)	(26)	(32)
			--------	--------	--------
Pretax operating earnings	9.6	18.3	1,111	1,013	856
Income taxes	9.5	16.4	391	356	306
			--------	--------	--------
Operating earnings	9.7	19.4	720	657	550
Nonoperating items:
Realized investment gains
(losses), net of tax			(34)	(69)	(5)
Change in fair value of the interest
rate component of the cross-
currency swaps, net of tax			1	-	-
Termination of retirement liability,
net of tax			-	99	-
Deferred income tax benefit from
Japanese tax rate reduction			-	-	67
Provision for the policyholder
protection fund, net of tax			-	-	(41)
			--------	--------	--------
Net earnings	-	20.3%	$ 687	$ 687	$ 571
	=====	=====	=====	=====	=====
Operating earnings per basic share	10.5%	20.4%	$ 1.37	$ 1.24	$ 1.03
Operating earnings per diluted share	11.7	20.0	1.34	1.20	1.00
	=====	=====	=====	=====	=====
Net earnings per basic share	.8%	21.5%	$ 1.31	$ 1.30	$ 1.07
Net earnings per diluted share	1.6	21.2	1.28	1.26	1.04
	=====	=====	=====	=====	=====
======================================================================================================

EXH 13-6

     Per-share amounts presented in the following discussion are based on the diluted number of average outstanding shares unless otherwise indicated. The following table presents a reconciliation of operating earnings per share to net earnings per share for the three-year period ended December 31, 2001.

	2001	2000	1999
	----------	----------	----------
Operating earnings per diluted share	$ 1.34	$ 1.20	$ 1.00
Nonoperating items:
Realized investment gains (losses), net of tax	(.06)	(.12)	(.01)
Termination of retirement liability, net of tax	-	.18	-
Deferred income tax benefit from Japanese
tax rate reduction	-	-	.12
Provision for the policyholder protection
fund, net of tax	-	-	(.07)
	----------	----------	----------
Net earnings per diluted share	$ 1.28	$ 1.26	$ 1.04
	======	======	======

Nonoperating Items

     In March 2001, we recognized a pretax impairment loss of $42 million on the corporate debt securities of a U.S. issuer when it experienced a credit rating downgrade. We also executed several bond sale and purchase transactions during the first quarter in an effort to increase investment income. The sales of these debt securities resulted in pretax realized investment gains of $21 million. Also in the first quarter of 2001, we realized a pretax investment gain of $18 million related to the sale of a portion of our U.S. equity securities portfolio in connection with a change in outside investment managers. In September 2001, we recognized a pretax impairment loss of $28 million related to the Company's investment in two human resource service companies. We also recognized in December 2001 a pretax impairment loss of $13 million on the debt securities of a European issuer when it experienced a credit rating downgrade. These gains and losses, when included with other investment transactions in the normal course of business, decreased 2001 net earnings $34 million ($.06 per diluted share).

     During the first half of 2000, the North American issuers of two debt securities held in our portfolio experienced credit rating downgrades. In the second quarter, we sold one security at a pretax loss of $34 million and recorded a pretax impairment loss of $57 million on the other security. These losses, when included with other investment transactions in the normal course of business, decreased 2000 net earnings $69 million ($.12 per diluted share).

     For the year ended December 31, 2001, we recognized a $1 million gain in connection with the change in fair value of the interest rate component of the cross-currency swaps related to our senior notes payable. This gain was included in other income in the consolidated statement of earnings. (See Notes 1 and 4 of the Notes to the Consolidated Financial Statements.)

     For the year ended December 31, 2000, the termination of an accrued unfunded liability for projected retirement payments increased net earnings by $99 million ($.18 per diluted share). (See Note 10 of the Notes to the Consolidated Financial Statements.)

     In 1999, the Japanese statutory income tax rate for AFLAC Japan declined from 41.7% to 36.2%. This tax rate change reduced our deferred income tax liability and increased net earnings by $67 million ($.12 per diluted share).

EXH 13-7

     The Japanese government and the life insurance industry agreed to legislation in 1999 that increased the life insurance industry's obligation to the Japanese policyholder protection fund. Our estimated share of the industry's obligation decreased net earnings in 1999 by $41 million ($.07 per diluted share).

     The following discussion of earnings comparisons focuses on operating earnings and therefore excludes realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps in 2001, the gain from the termination of the retirement accrual in 2000, the deferred income tax benefit from the Japanese income tax rate reduction in 1999, and the charge for the Japanese policyholder protection fund in 1999.

Foreign Currency Translation

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Our business, in functional currency terms, continued to be strong, and we believe it is more appropriate to measure our performance excluding the effect of fluctuations in the yen/dollar exchange rate in order to understand the basic operating results of the business. (See Note 2 of the Notes to the Consolidated Financial Statements.)

     The following table illustrates the effect of foreign currency translation by comparing our reported operating results with those that would have been reported had foreign currency exchange rates remained unchanged from the previous year.

Foreign Currency Translation Effect on Operating Results
(Years ended December 31)

	Including Foreign			Excluding Foreign
	Currency Changes			Currency Changes*
	----------------------------------------------			-----------------------------------------------
	2001	2000	1999	2001	2000	1999
	------	------	------	------	------	------
Premium income	(2.0)%	13.4%	22.2%	7.6%	8.5%	9.4%
Net investment income	-	13.2	20.3	7.2	9.6	10.7
Operating revenues	(1.8)	13.5	21.8	7.4	8.8	9.5
Total benefits and expenses	(3.1)	13.0	21.0	6.4	8.0	8.3
Operating earnings	9.7	19.4	28.1	15.4	16.5	20.6
Operating earnings per share	11.7	20.0	28.2	17.5	18.0	20.5
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
====================================================================================================================

     Overall exchange rates for 2001 remained at levels significantly weaker than those experienced in 2000 and the last half of 1999. The average yen/dollar exchange rates were 121.54 in 2001, 107.83 in 2000 and 113.96 in 1999. The weaker yen in 2001 compared with 2000, decreased reported operating earnings by approximately $.07 per share for the year. The stronger yen in 2000 and 1999 increased reported operating earnings per share by $.02 in 2000 compared with 1999 and by $.06 in 1999 compared with 1998. Reported operating earnings per share increased 11.7% to $1.34 in 2001, 20.0% to $1.20 in 2000 and 28.2% to $1.00 in 1999.

EXH 13-8

     Our primary financial objective is the growth of operating earnings per share, excluding the effect of foreign currency fluctuations. Our goal for 2001 was to grow at the high end of a 15% to 17% range, which we achieved. Excluding the effect of foreign currency fluctuations, operating earnings per share increased 17.5% in 2001 compared with 2000, 18.0% in 2000 compared with 1999, and 20.5% in 1999 compared with 1998.

     Our specific target for 2002 is to increase operating earnings per share by 14.9%, excluding the impact of currency translation. If we achieve that objective, the following table shows the likely results for 2002 operating earnings per share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2002 Operating EPS Scenarios
--------------------------------------------------------------------------------------------------------------------------------------------
Annual
Average Yen	Annual Operating	% Growth	Yen Impact
Exchange Rate	Diluted EPS	Over 2001	on EPS
--------------------	------------------------	----------------	----------------
115.00	$ 1.58	17.9%	$ .04
120.00	1.55	15.7	.01
121.54 *	1.54	14.9	-
125.00	1.52	13.4	(.02)
130.00	1.49	11.2	(.05)
135.00	1.47	9.7	(.07)
140.00	1.44	7.5	(.10)

* Actual 2001 average exchange rate

Share Repurchase Program

     During 2001 we acquired approximately 12 million shares of AFLAC stock. At December 31, 2001, we had approximately four million shares remaining for purchase under authorization from the board of directors. In February 2002, the board of directors authorized the purchase of up to an additional 25 million shares of our common stock, bringing the total number of shares available for purchase to approximately 29 million. We anticipate that the repurchase of shares will be conducted from time to time in open market or negotiated transactions, depending upon market conditions.

     The difference between the percentage changes in operating earnings and operating earnings per share primarily reflects the impact of the share repurchase program and treasury stock reissued.

Income Taxes

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.2% in both 2001 and 2000 and 35.8% in 1999. Japanese income taxes on AFLAC Japan's operating results accounted for most of our income tax expense.

EXH 13-9

Insurance Operations, AFLAC Japan

     AFLAC Japan, a branch of AFLAC and the principal contributor to our earnings, ranks number one in terms of profits among all foreign life insurance companies operating in Japan. Among all life insurance companies operating in Japan, AFLAC Japan ranked 12th in terms of assets, according to Financial Services Agency (FSA) data as of September 30, 2001.

Japanese Economy

     During 2001, Japan continued to struggle with a broad economic deterioration. As business sentiment worsened, capital investment and hours worked declined, creating additional unemployment. Consumers are increasingly cautious amid concerns over unemployment and the viability of social security programs. As we have indicated in years past, Japan's weak economy has created a challenging environment for AFLAC Japan. The time required for a full economic recovery remains uncertain as Japan continues to search for the catalyst that will lay the foundation for the turnaround.

EXH 13-10

     The following table presents a summary of AFLAC Japan's operating results.

AFLAC Japan Summary of Operating Results
(In millions)	2001		2000		1999
_____________________________________________________________________________________________________________________________
Premium income	$ 6,217		$ 6,668		$ 5,906
Investment income	1,234		1,261		1,111
Other income	1		7		4
	--------		--------		--------
Total revenues	7,452		7,936		7,021
	--------		--------		--------
Benefits and claims	5,170		5,632		5,039
Operating expenses	1,459		1,533		1,331
	--------		--------		--------
Total benefits and expenses	6,629		7,165		6,370
	--------		--------		--------
Pretax operating earnings	$ 823		$ 771		$ 651
	=====		=====		=====
Average yen/dollar exchange rates	121.54		107.83		113.96
	=====		=====		=====
______________________________________________________________________________________________________________________________
	In Dollars			In Yen
______________________________________________________________________________________________________________________________
Percentage changes over previous year:	2001	2000	1999	2001	2000	1999
______________________________________________________________________________________________________________________________
Premium income	(6.8)%	12.9%	24.6%	5.1%	6.8%	8.5%
Investment income	(2.2)	13.5	21.2	10.5	7.4	5.2
Total revenues	(6.1)	13.0	24.1	5.9	7.0	8.0
Pretax operating earnings	6.7	18.6	29.6	20.6	12.3	12.3

______________________________________________________________________________________________________________________________
Ratios to total revenues in dollars:	2001		2000		1999
______________________________________________________________________________________________________________________________
Benefits and claims	69.4%		71.0%		71.8%
Operating expenses	19.6		19.3		18.9
Pretax operating earnings	11.0		9.7		9.3
==============================================================================================================================

     In 2001, the weakening of the average yen/dollar exchange rate inflated AFLAC Japan's rates of growth in yen terms due to its holdings of dollar-denominated assets and reverse-dual currency securities (yen-denominated fixed-maturity securities with dollar coupon payments). Dollar-denominated investment income accounts for approximately one-third of AFLAC Japan's investment income. Therefore, translating AFLAC Japan's dollar-denominated investment income into yen magnifies the increases for total revenues, net investment income and pretax operating earnings.

EXH 13-11

     The following table illustrates the impact on AFLAC Japan's yen operating results of translating its dollar-denominated items by comparing certain operating results in yen with those that would have been reported had yen/dollar exchange rates remained unchanged from the previous year.

AFLAC Japan Percentage Changes Over Prior Year
(Yen Operating Results)

	Including Foreign			Excluding Foreign
	Currency Changes			Currency Changes*
	---------------------------------------------------			------------------------------------------------
	2001	2000	1999	2001	2000	1999
	--------	--------	--------	--------	--------	--------
Net investment income	10.5%	7.4%	5.2%	6.9%	9.3%	9.2%
Total revenues	5.9	7.0	8.0	5.3	7.3	8.7
Pretax operating earnings	20.6	12.3	12.3	15.2	15.3	19.1
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
========================================================================================================

AFLAC Japan Pretax Operating Earnings

     Changes in AFLAC Japan's pretax operating earnings and profit margins are affected by investment yields, morbidity/mortality, persistency and expense levels. The aggregate benefit ratio has declined primarily due to the mix of business shifting to newer products and riders, which have a lower benefit ratio than previously issued products and riders. The aggregate benefit ratio has also improved as a result of favorable morbidity experience. We expect the aggregate benefit ratio to continue to decline in future years, along with the shift to newer products and riders. Our persistency has declined only slightly over the last three years. The higher operating expense ratios in 2001 and 2000 were primarily due to increased expenditures for sales promotion, marketing and advertising. We expect that the operating expense ratio will be relatively stable in the future. The expansion of the profit margins in 2001 and 2000 was largely due to the declining benefit ratio. Our profit margins are also affected by the spread between investment yields and required interest on policy reserves (see table and discussion on page 13-19).

AFLAC Japan Sales

     In 2001, AFLAC Japan's sales growth reflected lower production of Rider MAX and lower response rates to sales campaigns primarily at large corporate worksites. New annualized premium sales were: $755 million in 2001, down 18.0%; $921 million in 2000, up 20.4%; and $765 million in 1999, up 32.2%. New annualized premium sales in yen were: 91.9 billion yen in 2001, down 7.9%; 99.8 billion yen in 2000, up 14.6%; and 87.0 billion yen in 1999, up 15.4%.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 5.6% in 2001, 6.3% in 2000 and 8.7% in 1999 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force were: 782.2 billion yen, 740.4 billion yen and 696.6 billion yen at December 31, 2001, 2000 and 1999, respectively. As a result of fluctuations in year-end exchange rates, annualized premiums in force, as measured in dollars, were: $5.9 billion, $6.5 billion and $6.8 billion at December 31, 2001, 2000 and 1999, respectively.

EXH 13-12

     We have taken certain actions, which are outlined below, to improve our sales in Japan. However, there is no assurance that these actions will ultimately prove to be effective.

     In order to improve sales, we introduced a revised version of our Rider MAX product late in the third quarter and restarted television advertising for this product. We believe that with these actions and continued enhancement of the product, Rider MAX will continue to be a strong contributor to sales. In mid 2001, we refined our latest cancer life product, 21st Century Cancer Life, to improve its marketability by simplifying the sales literature and application. This new product, when first introduced, was marketed with a significant number of benefit options. We believe the streamlined version of 21st Century Cancer Life should result in better response rates to sales campaigns.

     We have also taken action within our management team to improve AFLAC Japan's sales. In April 2001, we hired a new marketing director who began work in September. Since then, the creation of a strategic planning division within the marketing department, the incorporation of the product development and advertising divisions in the marketing department, and the evaluation and reorganization of our sales offices are all actions that we believe will benefit Japan sales. Further, we believe that these steps will provide us with a more sophisticated and aggressive marketing management that is better able to develop strategies for competing in Japan's economic environment.

     We also continued to grow our distribution system in Japan. During 2001, the number of licensed sales associates rose 20.6% over 2000. We believe that new agencies will continue to be attracted to AFLAC Japan's high commissions, superior products, customer service and brand image.

     In July 2001, we introduced the AFLAC Injury Policy. The policy, which is the first accident product to be marketed by a life insurer in Japan, provides benefits for inpatient and outpatient treatment and surgery due to injuries.

     We are extremely pleased with the results of our alliance with Dai-ichi Mutual Life. In 2001, Dai-ichi Life sold approximately 265,000 of our cancer life policies, accounting for 11% of new annualized premium sales. Dai-ichi Life sales of our cancer life policy increased 36% in the fourth quarter, compared with its third quarter results.

     During the second quarter of 2001, we analyzed our annuity business and concluded that our best-selling annuity product, sold as business insurance beginning in late 2000, was profitable but did not meet our profit objectives. As a result, we stopped selling that type of annuity product.

     AFLAC Japan's sales mix as measured in yen has changed during the last few years. Cancer life sales accounted for 51.7% of total sales in 2001, 40.3% in 2000, and 46.7% in 1999. Rider MAX accounted for 25.0% of sales in 2001, 41.2% in 2000, and 39.6% in 1999. Ordinary life and annuities accounted for 19.1% of sales in 2001 compared with 13.6% in 2000 and 7.8% in 1999.

AFLAC Japan Investments

     Growth of investment income in yen is affected by available cash flow from operations, investment yields achievable on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. In 2001, the weaker yen increased dollar-denominated investment income as reported in yen. Investment income in yen increased 10.5% in 2001, compared with 7.4% in 2000 and 5.2% in 1999.

     Reflecting the continued weakness in Japan's economy, investment yields on yen-denominated debt securities remained low in 2001. For instance, the yield of a composite index of 20-year Japanese government bonds fluctuated from a high of 2.16% in January 2001 to a low of 1.45% in March 2001, and closed

EXH 13-13

the year at 2.02%. However, we purchased yen-denominated securities at an average yield of 3.58% by focusing on selected sectors of the fixed-maturity market.

     At December 31, 2001, the yield on AFLAC Japan's fixed-maturity portfolio (including dollar-denominated investments) was 4.89%, compared with 5.02% in 2000 and 5.19% in 1999. The return on average invested assets, net of investment expenses, was 4.81% for 2001, compared with 4.82% in 2000 and 5.01% in 1999. AFLAC Japan's new money rates for investments in debt securities were 3.86% for 2001, 3.78% for 2000 and 4.74% for 1999.

     AFLAC Japan has invested in reverse-dual currency securities and other privately issued securities to secure higher yields than Japanese government bonds would have provided, while still adhering to prudent standards for credit quality. We believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions and assumed interest rates for policy liabilities on new business. To compensate for lower investment yields, we have implemented premium rate increases over the last several years, which should contribute to stability of our profit margins.

Insurance Deregulation in Japan

     Trade talks in 1994 and 1996 between the governments of the United States and Japan, and Japan's 1996 plan for a financial "Big Bang," produced a framework for the deregulation of the Japanese insurance industry. These measures called for the gradual liberalization of the industry through the year 2001 and included provisions to avoid "radical change" in the "third sector" of the insurance industry.

     The final phase of the deregulation of Japan's insurance industry began in 2001 when the third sector was deregulated. The third sector is the segment in which AFLAC Japan primarily operates. As expected, new competitors emerged in 2001, with some offering stand-alone cancer policies. We do not believe that our market position was significantly impacted by deregulation as evidenced by the growth of policyholders and agents.

AFLAC Japan - Other

     Although the timing of any economic recovery in Japan remains uncertain, we are committed to growing our business in Japan, which is the world's second largest economy and the second largest life insurance market. We believe that we are strongly positioned in the best segment of Japan's insurance industry. As the need for our products continues, we remain optimistic about improving response rates within existing groups, opening new accounts and selling additional products in the Japanese market. Additionally, we believe we successfully weathered the deregulation of the third sector and maintained our position as the leading supplemental insurer in Japan. Our objective for 2002 is to increase sales in yen by 5% to 10% compared with 2001.

EXH 13-14

Insurance Operations, AFLAC U.S.

     The following table presents a summary of AFLAC U.S. operating results.

AFLAC U.S. Summary Of Operating Results
(In millions)	2001	2000	1999
	---------------------------------------------------------------------------------------------------
Premium income	$ 1,844	$ 1,554	$ 1,358
Investment income	303	277	245
Other income	8	5	3
	--------	--------	--------
Total revenues	2,155	1,836	1,606
	--------	--------	--------
Benefits and claims	1,132	969	845
Operating expenses	678	577	505
	--------	--------	--------
Total benefits and expenses	1,810	1,546	1,350
	--------	--------	--------
Pretax operating earnings	$ 345	$ 290	$ 256
	=====	=====	=====
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Percentage changes over previous year:
Premium income	18.6%	14.4%	13.4%
Investment income	9.6	13.2	13.1
Total revenues	17.4	14.3	13.2
Pretax operating earnings	18.7	13.3	11.4
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Ratios to total revenues:
Benefits and claims	52.5%	52.8%	52.6%
Operating expenses	31.5	31.4	31.4
Pretax operating earnings	16.0	15.8	16.0
=================================================================================================================

AFLAC U.S. Pretax Operating Earnings

     Changes in AFLAC U.S. pretax operating earnings and profit margins are affected by investment yields, morbidity/mortality, persistency and expense levels. The aggregate benefit ratio has been relatively stable as the mix of business has shifted toward accident/disability policies, which have lower benefit ratios than other products. We expect future benefit ratios for some of our products to increase slightly due to our ongoing efforts to enhance policyholder benefits and improve policy persistency. Our overall policy persistency has remained relatively stable over the last three years. We expect the operating expense ratio, excluding discretionary advertising expenses, to remain relatively level in the future. We also expect the pretax operating profit margin to remain approximately the same in 2002. Our operating profit margins are also affected by the spread between investment yields and required interest on policy reserves (see table and discussion on page 13-19).

EXH 13-15

AFLAC U.S. Sales

     As expected, new annualized premium sales continued to grow at a strong rate in 2001. New annualized premium sales were: $919 million in 2001, up 29.1%; $712 million in 2000, up 28.3%; and $555 million in 1999, up 15.1%. Accident/disability coverage continued to be our best-selling product, accounting for 52%, 55% and 56% of total sales in 2001, 2000 and 1999, respectively. Cancer expense insurance continued to produce strong results, accounting for 24% of sales in 2001, 23% of sales in 2000 and 25% of sales in 1999. Introduced in July 2000, fixed-benefit dental coverage continued to sell extremely well, accounting for 7% and 3% of total sales for 2001 and 2000, respectively. Our objective for 2002 is to increase sales by approximately 15%.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 20.3% in 2001, 16.9% in 2000 and 14.3% in 1999 were favorably affected by increased sales at the worksite primarily through cafeteria plans and an improvement in the persistency of several products. Annualized premiums in force were: $2.2 billion at December 31, 2001; $1.9 billion at December 31, 2000; and $1.6 billion at December 31, 1999.

     AFLAC U.S. continued to rapidly expand its sales force. During 2001, the average number of associates producing business on a monthly basis increased 21.5% to more than 13,000 agents. We believe the rapid growth of our distribution system is due in part to the ongoing popularity of our current advertising campaign, which has dramatically increased awareness of AFLAC and its products.

     We also believe that our advertising and sales promotion efforts will continue to benefit us. In 2001, we began providing our insurance products to employees of larger businesses, which reinforces our opinion that AFLAC continues to be the leading supplemental insurance provider in the United States.

     We view the United States as a vast and underpenetrated market for the sale of our insurance products. Further, we continue to believe that we are strongly positioned to continue our record of growth by marketing high-quality affordable insurance products at the worksite.

AFLAC U.S. Investments

     Investment income increased 9.6% in 2001, compared with 13.2% in 2000 and 13.1% in 1999. During 2001, available cash flow was invested at an average yield of 7.80%, compared with 8.22% during 2000 and 7.93% during 1999. At December 31, 2001, the yield on the fixed-maturity portfolio of AFLAC U.S. was 8.02%, compared with 8.01% in 2000 and 7.96% in 1999. The overall return on average invested assets, net of investment expenses, was 7.67% for 2001, compared with 7.62% for 2000 and 7.51% for 1999.

Other Operations

     Corporate expenses are reported net of investment income of $13 million in 2001, $12 million in 2000 and $13 million in 1999. Corporate operating expenses consist primarily of salary and facilities expenses. Corporate expenses, excluding investment income, were $47 million in 2001, $38 million in 2000 and $45 million in 1999. The changes in corporate expenses between years primarily reflect changes in retirement expense.

EXH 13-16

Financial Accounting Standards Board Statements

     We adopted Statement of Financial Accounting Standard (SFAS) No. 133 effective January 1, 2001. Under this standard, we are required to record the fair value of derivatives as assets or liabilities on the balance sheet. Changes in fair value are required to be reported in net earnings or other comprehensive income depending on the derivative instrument and its intended use. The fair value of derivatives increases or decreases as exchange rates, interest rates and general economic conditions change. The adoption of this accounting standard introduced volatility into reported net earnings and other comprehensive income, which this may continue depending on market conditions and our hedging activities. However, the changes required by SFAS No. 133 affect only the timing of noncash gains and losses. For additional information, see Notes 1 and 4 of the Notes to the Consolidated Financial Statements.

     The Financial Accounting Standards Board issued four new accounting standards in 2001. SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 primarily address the accounting for goodwill, business combinations, and the impairment and disposition of long-lived assets. The adoption of these standards in 2002 is not expected to have a material impact on our financial condition, earnings or cash flows.

Analysis of Financial Condition
Balance Sheet

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow, with 98.8% of debt securities rated as investment grade.

     The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2001, was 131.95 yen to one U.S. dollar, or 13.0% weaker than the December 31, 2000, exchange rate of 114.75. The weaker yen decreased reported investments and cash by $3.9 billion, total assets by $4.4 billion, and total liabilities by $4.3 billion, compared with the amounts that would have been reported for 2001 if the exchange rate had remained unchanged from year-end 2000 (see Note 2 of the Notes to the Consolidated Financial Statements).

Market Risks of Financial Instruments

     Our financial instruments are exposed to primarily three types of market risks. They are interest rate risk, equity price risk, and foreign currency exchange rate risk.

Interest Rate Risk

     Our primary interest rate exposure is a result of the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which provides a measure of price percentage volatility, to estimate the amount of sensitivity to interest rate changes in our debt securities. For example, if the current duration of a debt security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

EXH 13-17

     The estimated effect of potential increases in interest rates on the fair values of our debt security investments, notes payable and cross-currency swaps follows:

Sensitivity of Fair Values of Financial Instruments
to Interest Rate Changes
(December 31)

	2001		2000
	-----------------------------------		------------------------------------
		+100		+100
	Market	Basis	Market	Basis
(In millions)	Value	Points	Value	Points
	-----------------------------------		------------------------------------
Debt securities:
Fixed-maturity securities:
Yen-denominated	$ 19,711	$ 17,856	$ 20,615	$ 18,760
Dollar-denominated	5,951	5,497	5,259	4,879
Perpetual debentures:
Yen-denominated	5,477	4,909	5,035	4,550
Dollar-denominated	344	302	334	313
	----------	----------	----------	----------
Total debt securities	$ 31,483	$ 28,564	$ 31,243	$ 28,502
	======	======	======	======
Notes payable*	$ 1,181	$ 1,135	$ 1,043	$ 1,004
	======	======	======	======
Cross-currency swaps assets/(liabilities)	$ 33	$ 36	$ (30)	$ (21)
	======	======	======	======

* Excludes capitalized leases

     Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

EXH 13-18

     The following table shows a comparison of average assumed interest rates for policy reserves and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Policy Reserves
and Investment Yields
(Net of investment expenses)

	2001			2000			1999
	____________________			____________________			____________________
	U.S.	Japan	*	U.S.	Japan	*	U.S.	Japan	*
	____________________			____________________			____________________
Policies issued during year:
Required interest on
policy reserves	6.43%	2.99%		6.48%	3.00%		6.59%	3.42%
New money yield on
investments	7.73	3.51		8.15	3.51		7.85	4.48
Policies in force during year:
Required interest on
policy reserves	6.41	5.12		6.42	5.21		6.42	5.29
Net investment yield	7.67	4.40		7.62	4.55		7.51	4.83

* Represents yen-denominated investments for AFLAC Japan that support policy obligations and therefore excludes AFLAC Japan's dollar-denominated investments

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years in both 2001 and 2000. The average duration of the yen-denominated debt securities was approximately 10 years in both 2001 and 2000. The average duration of premiums to be received in the future was approximately nine years in both 2001 and 2000. Over the next five years, $2.2 billion at amortized cost (with an average yield of 5.63%) of AFLAC Japan's yen-denominated debt securities are scheduled to mature. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments exceeds interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower investment yields available. Despite the shortfall in investment yields, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business.

     We have interest rate swaps on our variable-interest-rate yen-denominated bank borrowings. As of December 31, 2001, we had outstanding interest rate swaps with a notional amount of 3.9 billion yen ($29 million). These swaps reduce the impact of fluctuations in interest rates on borrowing costs and effectively change our interest rates from variable to a fixed interest rate of 1.24%. Therefore, movements in market interest rates should have no material effect on earnings.

     At December 31, 2001, we also had yen-denominated bank borrowings in the amount of 21.9 billion yen ($166 million) with a variable interest rate of .29%. The effect on earnings in 2001 due to changes in market interest rates was immaterial. For further information on our notes payable, see Note 6 of the Notes to the Consolidated Financial Statements.

EXH 13-19

Equity Price Risk

     Equity securities at December 31, 2001, totaled $245 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio was .98 at December 31, 2001. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 9.8%, or $24 million.

Currency Risk

     Most of AFLAC Japan's investments and cash are yen-denominated. When yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, AFLAC Incorporated has yen-denominated notes payable that have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these borrowings were reported in accumulated other comprehensive income.

     AFLAC Incorporated has outstanding cross-currency swaps to convert the dollar-denominated principal and interest into yen-denominated obligations on its $450 million senior notes that were issued in 1999. The cross-currency swaps have a notional amount of $450 million (55.6 billion yen). These swaps have also been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these swaps were reported in accumulated other comprehensive income.

     We attempt to match yen-denominated assets to yen-denominated liabilities on a consolidated basis in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. The following table compares the dollar values of yen-denominated assets and liabilities at various exchange rates.

EXH 13-20

Dollar Value of Yen-Denominated Assets and Liabilities
at Selected Exchange Rates
(December 31)

		2001				2000
	__________________________________				_________________________________
	116.95	131.95	*	146.95	99.75	114.75	*	129.75
(In millions)	Yen	Yen		Yen	Yen	Yen		Yen
	__________________________________				_________________________________
Yen-denominated
financial instruments:
Assets:
Securities available for sale:
Fixed maturities	$16,303	$14,450		$12,975	$19,457	$16,913		$14,958
Perpetual debentures	2,493	2,210		1,984	1,969	1,712		1,514
Equity securities	116	103		92	79	68		61
Securities held to maturity:
Fixed maturities	6,112	5,417		4,864	4,193	3,645		3,223
Perpetual debentures	3,730	3,306		2,969	3,960	3,442		3,044
Cash and cash equivalents	799	708		636	618	537		475
Other financial instruments	6	5		4	3	4		3
	---------	---------		---------	---------	---------		---------
Subtotal	29,559	26,199		23,524	30,279	26,321		23,278
	---------	---------		---------	---------	---------		---------
Liabilities:
Notes payable	855	758		680	689	598		530
Cross-currency swaps	475	421		378	557	484		428
	---------	---------		---------	---------	---------		---------
Subtotal	1,330	1,179		1,058	1,246	1,082		958
	---------	---------		---------	---------	---------		---------
Net yen-denominated
financial instruments	28,229	25,020		22,466	29,033	25,239		22,320
Other yen-denominated assets	3,756	3,329		2,989	4,118	3,580		3,166
Other yen-denominated liabilities	(31,099)	(27,564)		(24,750)	(32,470)	(28,227)		(24,962)
	---------	---------		---------	---------	---------		---------
Consolidated yen-denominated
net assets subject to foreign
currency fluctuation	$ 886	$ 785		$ 705	$ 681	$ 592		$ 524
	=====	=====		=====	=====	=====		=====

* Actual year-end rates

     For information regarding the effect of foreign currency translation on operating earnings per share, see Foreign Currency Translation on pages 13-8 through 13-9 and Note 2 of the Notes to the Consolidated Financial Statements.

EXH 13-21

Investments and Cash

     The continued growth in investments and cash reflects the substantial cash flows in the functional currencies of our operations. Net unrealized gains of $2.2 billion on investment securities at December 31, 2001, consisted of $3.1 billion in gross unrealized gains and $869 million in gross unrealized losses.

     The following table presents an analysis of investment securities at December 31:

	AFLAC Japan		AFLAC U.S.
	___________________________		___________________________
(In millions)	2001	2000	2001		2000
	___________________________		___________________________
Securities available for sale:
Fixed maturities	$ 16,342	$ 18,616	$ 4,058	*	$ 3,556	*
Perpetual debentures	2,399	1,877	155		169
Equity securities	103	68	142		168
	---------	---------	---------		---------
Total available for sale	18,844	20,561	4,355		3,893
	---------	---------	---------		---------
Securities held to maturity:
Fixed maturities	5,417	3,645	-		-
Perpetual debentures	3,306	3,442	-		-
	---------	---------	---------		---------
Total held to maturity	8,723	7,087	-		-
	---------	---------	---------		---------
Total investment securities	$ 27,567	$ 27,648	$ 4,355		$ 3,893
	=====	=====	=====		=====

* Includes securities held by the parent company of $243 in 2001 and $262 in 2000

     Privately issued securities, at amortized cost, accounted for $16.7 billion, or 57.1%, and $15.4 billion, or 51.5%, of our total debt securities as of December 31, 2001 and 2000, respectively. Of the total privately issued securities, reverse-dual curency debt securities accounted for $4.2 billion, or 25.2%, and $4.8 billion, or 31.5%, of total privately issued securities as of December 31, 2001 and 2000, respectively. AFLAC Japan has invested in yen-denominated privately issued securities to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to prudent standards for credit quality. Most of AFLAC's privately issued securities are issued under medium-term note programs and have standard covenants commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

EXH 13-22

     AFLAC invests primarily within the debt securities markets. We are exposed to credit risk in our investment activity. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, as of December 31 were as follows:

	2001	2000
	__________	__________
AAA	2.4%	25.0%
AA	39.9	22.4
A	36.2	36.8
BBB	20.3	15.1
BB	1.2	.7
	____	____
	100.0%	100.0%
	====	====

     The decrease in AAA-rated debt securities is primarily due to a credit rating change on Japanese government bonds during the first quarter of 2001. The increase in BBB-rated securities is primarily due to purchases in 2001. At December 31, 2001, we owned debt securities rated below investment grade in the amount of $355 million at amortized cost ($348 million at fair value), or 1.2% of total debt securities. The below investment-grade securities were investment grade at the time of purchase and were subsequently downgraded by credit rating agencies.

     As of March 31, 2001, new Japanese accounting principles and regulatory requirements became effective, impacting investment classifications and solvency margin calculations on a Japanese accounting basis. As a result of these new regulatory requirements, we re-evaluated AFLAC Japan's investment portfolio and our holding-period intent related to certain investment securities. In order to minimize potentially unfavorable solvency margin results under the new Japanese accounting methods, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. We also reclassified debt securities with a fair value of $2.3 billion from the available-for-sale category to the held-to-maturity category as of March 31, 2001.

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2001 and 2000. Cash, cash equivalents and short-term investments totaled $853 million, or 2.6% of total investments and cash, as of December 31, 2001, compared with $610 million, or 1.9% of total investments and cash, at December 31, 2000.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Policy Liabilities

     Policy liabilities totaled $27.6 billion at December 31, 2001, a decrease of $972 million, or 3.4% for the year. AFLAC Japan's policy liabilities were $24.7 billion (3.3 trillion yen) at December 31, 2001, a decrease of $1.3 billion, or 5.0% (9.3% increase in yen). At December 31, 2001, policy liabilities of AFLAC U.S. were $2.9 billion, an increase of $323 million, or 12.6%. The weakening of the yen in 2001 decreased reported policy liabilities by $3.7 billion. Increases

EXH 13-23

from new business and the aging of policies in force partially offset the effect of the weaker yen on policy liabilities (see Note 3 of the Notes to the Consolidated Financial Statements).

Debt

     In September 2000, the Parent Company filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes in Japan. These securities are not for sale to U. S. residents or entities. In October 2000, we issued 30 billion yen of 1.55% Samurai notes due October 2005 ($227 million using the December 31, 2001 exchange rate). In June 2001, we issued 40 billion yen of .87% Samurai notes due June 2006 ($303 million using the December 31, 2001 exchange rate). Both issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium. The proceeds were used for various corporate purposes.

     In April 1999, we issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 2009. At December 31, 2001, the outstanding principal, less unamortized discount, was $449 million. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. The proceeds were used for various corporate purposes. We entered into cross-currency swaps that have the effect of converting the dollar-denominated principal and interest of these notes into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (55.6 billion yen) with a blended fixed interest rate of 1.67% in yen. At December 31, 2001, we recorded an asset in the amount of $33 million for the fair value of the swaps.

     AFLAC Incorporated also has an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. At December 31, 2001, 25.8 billion yen ($196 million) were outstanding. We have entered into interest rate swaps that effectively change the interest rates on a portion of these borrowings from variable to a fixed rate of 1.24%. We make interest payments to the banks based on variable interest rates, and we pay to, or receive from, the swap counterparties an amount necessary to equal the fixed rate.

     When any portion of these loans or notes is denominated in yen, the principal amounts as stated in dollars will fluctuate due to changes in the yen/dollar exchange rate. We have designated these yen-denominated borrowings and the cross-currency swaps as a hedge of our net investment in AFLAC Japan. We translated the outstanding principal and related accrued interest payable of these yen-denominated obligations into dollars at end-of-period exchange rates. Foreign currency translation gains/losses were included in accumulated other comprehensive income.

     The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains on investment securities) was 25.4% as of December 31, 2001 and 25.1% as of December 31, 2000.

EXH 13-24

     The following table presents the distribution of payments of our long-term debt and lease obligations as of December 31, 2001.

Distribution of Payments by Period

		Less than	One to	Four to	After
(In millions)	Total	one year	three years	five years	five years
_______________________________________________________________________________________________________________________
Long-term debt	$ 1,174	$ 195	$ -	$ 530	$ 449
Capitalized lease obligations	33	12	18	3	-
Operating lease obligations	154	34	26	17	77
	----------	----------	----------	----------	---------
Total debt and lease obligations	$ 1,361	$ 241	$ 44	$ 550	$ 526
	======	======	======	======	=====

     As of December 31, 2001, we had no material unconditional purchase obligations that are not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

Security Lending

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. For further information regarding such arrangements, see Note 3 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Fund and State Guaranty Associations

     In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation. Funding by the life insurance industry, as determined by government legislation, is made over a ten-year period. We recognized charges for our estimated share of the assessment when funding legislation was enacted. We periodically review our estimated liability for policyholder protection fund assessments based on updated information and any adjustments are reflected in net earnings.

     Under insurance guaranty association laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the United States currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

Shareholders' Equity and Capital Resources

     Our insurance operations continue to provide the primary sources of liquidity. Capital needs are also supplemented by borrowed funds. AFLAC Incorporated received $332 million in June 2001 and $277 million in October 2000 from the issuance of Samurai notes in Japan. In April 1999, AFLAC Incorporated received net proceeds of $446 million from the issuance of senior notes. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion, and the funding of our share repurchase program.

EXH 13-25

     The principal sources of cash from insurance operations are premiums and investment income. The primary uses of cash for insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of investment-grade debt securities. AFLAC insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of our policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore generally are not subject to the risks of medical-cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings.

     American Family Life Assurance Company of Columbus (AFLAC) is the principal operating company in the AFLAC group. In 2001, AFLAC changed its domiciliary state for insurance regulatory purposes from Georgia to Nebraska. The change was driven by the premium tax burden incurred by AFLAC as a result of Georgia's high premium tax rate. The insurance departments of both Georgia and Nebraska approved the change. The change had no impact on AFLAC other than to reduce the premium tax burden because the insurance statutes and regulations of the two states are very similar.

     AFLAC Incorporated capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of statutory earnings for the previous year, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     The NAIC has recodified statutory accounting principles to promote standardization throughout the industry. These new accounting principles were adopted January 1, 2001. AFLAC recorded the transition adjustments to reflect the prior years' effects of the new accounting principles which increased its statutory capital and surplus by approximately $130 million as of January 1, 2001.

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

     In addition to restrictions by U.S. insurance regulators, the Japanese Financial Services Agency (FSA) may not allow transfers of funds from AFLAC Japan if the transfers would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin significantly exceeds regulatory minimums. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $228 million in

EXH 13-26

2001, $199 million in 2000 and $282 million in 1999. These amounts include annual profit transfers from AFLAC Japan of $185 million in 2001, $157 million in 2000 and $243 million in 1999. In light of deregulation in the insurance market, we elected to repatriate less than the maximum amounts in 2001 and 2000 in order to maintain a strong solvency margin in Japan. The maximum amount we could have repatriated was $290 million in 2001 and $351 million in 2000. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

     For the Japanese reporting fiscal year ending March 31, 2002, AFLAC Japan was required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, debt securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard insurance companies operating in Japan are required to record debt securities in four categories: at fair value in an available-for-sale category, at amortized cost in a held-to-maturity category, at amortized cost in a special category for policy-reserve-matching bonds, or at fair value in a trading category. We have classified AFLAC Japan's debt securities as either available-for-sale or held-to-maturity.

     Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale are reported in FSA capital and surplus and reflected in solvency margin calculations. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin and amounts available for annual profit repatriation.

Rating Agencies

     AFLAC is rated "AA" by both Standard & Poor's and Fitch Ratings, and "Aa3" by Moody's for financial strength. A.M. Best assigned AFLAC an "A+ superior" rating for financial strength and operating performance. AFLAC Incorporated's credit rating for senior debt is "A" by Standard & Poor's, "A+" by Fitch Ratings, and "A2" by Moody's.

Other

     AFLAC Japan is developing a new computerized policy administration system at an estimated cost of $150 million. The project is scheduled to be completed in 2003. AFLAC U.S. is investing in information technology over the next three years at an estimated cost of $60 million. These projects will be financed with operating cash flow. Management believes that these efforts will lower the cost of policy administration and customer service.

     For information regarding pending litigation, see Note 11 of the Notes to the Consolidated Financial Statements.

Cash Flow

     We translate operating cash flows for AFLAC Japan's yen-denominated items into U.S. dollars using average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     For additional information, see the Consolidated Statements of Cash Flows on pages 13-35 and 13-36.

EXH 13-27

Operating Activities

     In 2001 consolidated cash flow from operations decreased 12.2% to $2.8 billion, compared with $3.2 billion in 2000 and $2.8 billion in 1999. Net cash flow from operations for AFLAC U.S. increased 35.0% in 2001 to $470 million, compared with $348 million in 2000 and $335 million in 1999. Net cash flow from operations for ALFAC Japan decreased 17.9% in 2001 to $2.4 billion, compared with $2.9 billion in 2000 and $2.5 billion in 1999. The decrease in cash flows in 2001 is primarily attributable to the effect of the weaker yen/dollar exchange rate, an increase in tax payments in Japan and increased expenditures for the new computerized policy administration system for AFLAC Japan. The weakening of the yen in 2001 decreased AFLAC Japan's cash flows by $303 million. In 2000 and 1999, the strengthening of the yen increased AFLAC Japan's cash flows by $156 million and $319 million, respectively. Excluding the effect of foreign currency translation, AFLAC Japan's cash flows decreased 7.4% in 2001, compared with an increase of 11.0% in 2000, and a decrease of 2.9% in 1999. AFLAC Japan contributed 84% of the consolidated net cash flow from operations in 2001, 89% in 2000 and 88% in 1999.

Investing Activities

     Consolidated cash flow used by investing activities decreased 19.1% to $2.5 billion in 2001, compared with $3.1 billion in 2000 and $2.7 billion in 1999. AFLAC Japan accounted for 83% of the consolidated net cash used by investing activities in 2001, compared with 90% in 2000 and 74% in 1999.

     Operating cash flow is primarily used to purchase debt securities. When market opportunities arise, we dispose of selected debt securities available for sale to improve future investment yields and/or improve the duration matching of our assets and liabilities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 3% and 8% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 2001.

     Net additions to property and equipment were $62 million in 2001 ($45 million paid in cash; $17 million for capitalized lease obligations). Net additions to property and equipment in 2000 were $51 million ($26 million paid in cash; $25 million for capitalized lease obligations). Net additions to property and equipment were $18 million in 1999 ($14 million in cash; $4 million for capitalized lease obligations).

Financing Activities

     In 2001 net cash used by financing activities was $42 million, compared with net cash used by financing activities of $130 million in 2000 and net cash provided by financing activities of $117 million in 1999. In 2001, we received net proceeds of $332 million in connection with the issuance in Japan of .87% Samurai bonds due in 2006. We also paid $103 million in connection with the scheduled maturity of our yen-denominated unsecured credit agreement. In 2000, we received net proceeds of $277 million in connection with the issuance in Japan of 1.55% Samurai bonds due in 2005. In 1999, we received net proceeds of $446 million in connection with the issuance of 6.50% senior notes due in 2009. Treasury stock purchases of $350 million, $239 million and $224 million were made in 2001, 2000 and 1999, respectively. We issued treasury shares for certain AFLAC stock option exercises, additional stock purchases by shareholders in the dividend reinvestment plan and stock purchases by associates under the stock bonus plan (see Note 10 of the Notes to the Consolidated Financial Statements).

     Dividends to shareholders in 2001 were $101 million ($95 million paid in cash; $6 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2000 were $87 million ($82 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan).

EXH 13-28

Dividends to shareholders in 1999 were $77 million ($72 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan). The 2001 dividend of $.193 per share increased 15.6% over 2000. The 2000 dividend of $.167 per share represented an increase of 13.6% over the 1999 dividend of $.147 per share.

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

     We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially: regulatory developments, assessments for insurance company insolvencies, competitive conditions, new products, ability to repatriate profits from Japan, general economic conditions in the United States and Japan, changes in U.S. and/or Japanese tax laws or accounting requirements, adequacy of reserves, credit and other risks associated with AFLAC's investment activities, significant changes in interest rates and fluctuations in foreign currency rates.

EXH 13-29

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings
Years Ended December 31,

(In millions, except for share and per-share amounts)	2001	2000	1999
	-----------	-----------	----------
Revenues:
Premiums, principally supplemental
health insurance	$ 8,061	$ 8,222	$ 7,264
Net investment income	1,550	1,550	1,369
Realized investment losses	(31)	(102)	(13)
Other income	18	33	20
	----------	----------	----------
Total revenues	9,598	9,703	8,640
	----------	----------	----------
Benefits and expenses:
Benefits and claims	6,303	6,601	5,885
Acquisition and operating expenses:
Amortization of deferred policy
acquisition costs	328	302	257
Insurance commissions	1,006	1,040	931
Insurance expenses	793	758	641
Interest expense	19	19	18
Termination of retirement liability	-	(101)	-
Provision for Japanese policyholder
protection fund	-	-	64
Other operating expenses	68	72	66
	----------	----------	----------
Total acquisition and operating expenses	2,214	2,090	1,977
	----------	----------	----------
Total benefits and expenses	8,517	8,691	7,862
	----------	----------	----------
Earnings before income taxes	1,081	1,012	778
	----------	----------	----------
Income tax expense (benefit):
Current	338	338	230
Deferred - operations	56	(13)	44
Deferred tax benefit from
Japanese tax rate reduction	-	-	(67)
	----------	----------	----------
Total income taxes	394	325	207
	----------	----------	----------
Net earnings	$ 687	$ 687	$ 571
	======	======	======

(continued)

EXH 13-30

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings (continued)
Years Ended December 31,

	2001	2000	1999
	----------	----------	----------
Net earnings per share:
Basic	$ 1.31	$ 1.30	$ 1.07
Diluted	1.28	1.26	1.04
	======	======	======
Common shares used in computing
earnings per share (In thousands):
Basic	525,098	530,607	531,737
Diluted	537,383	544,906	550,845
	======	======	======

See the accompanying Notes to the Consolidated Financial Statements.
Certain reclassifications have been made to prior year amounts to conform to current reporting classifications. These reclassifications had no impact on net earnings.

EXH 13-31

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31,

(In millions)	2001	2000
	-----------	-----------
Assets:
Investments and cash:
Securities available for sale, at fair value:
Fixed maturities (amortized cost $18,048 in 2001
and $20,405 in 2000)	$ 20,400	$ 22,172
Perpetual debentures (amortized cost $2,497 in
2001 and $2,347 in 2000)	2,554	2,046
Equity securities (cost $215 in 2001 and $161
in 2000)	245	236
Securities held to maturity, at amortized cost:
Fixed maturities (fair value $5,262 in 2001 and
$3,702 in 2000)	5,417	3,645
Perpetual debentures (fair value $3,267 in 2001
and $3,323 in 2000)	3,306	3,442
Other investments	19	17
Cash and cash equivalents	852	609
	------------	-----------
Total investments and cash	32,793	32,167
Receivables, primarily premiums	347	300
Accrued investment income	381	380
Deferred policy acquisition costs	3,645	3,685
Property and equipment, at cost less
accumulated depreciation	455	481
Other	239	218
	------------	------------
Total assets	$ 37,860	$ 37,231
	=======	=======

(continued)

EXH 13-32

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets (continued)
December 31,

(In millions, except for share amounts)	2001	2000
	------------	------------
Liabilities and shareholders' equity:
Liabilities:
Policy liabilities:
Future policy benefits	$ 25,106	$ 26,101
Unpaid policy claims	1,615	1,745
Unearned premiums	352	355
Other policyholders' funds	519	364
	------------	------------
Total policy liabilities	27,592	28,565
Notes payable	1,207	1,079
Income taxes	2,091	1,894
Payables for security transactions	271	-
Payables for return of cash collateral
on loaned securities	494	127
Other	780	872
Commitments and contingencies (Notes 10 and 11)
	------------	------------
Total liabilities	32,435	32,537
	------------	------------
Shareholders' equity:
Common stock of $.10 par value. In thousands:
authorized 1,000,000 shares; issued 646,559
shares in 2001 and 644,813 shares in 2000	65	32
Additional paid-in capital	338	336
Retained earnings	4,542	3,956
Accumulated other comprehensive income:
Unrealized foreign currency translation gains	213	194
Unrealized gains on investment securities	1,878	1,474
Treasury stock, at average cost	(1,611)	(1,298)
	------------	------------
Total shareholders' equity	5,425	4,694
	------------	------------
Total liabilities and shareholders' equity	$ 37,860	$ 37,231
	=======	=======

See the accompanying Notes to the Consolidated Financial Statements.
Certain reclassifications have been made to prior year amounts to conform to current reporting classifications.

EXH 13-33

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31,

(In millions, except for per-share amounts)	2001	2000	1999
	--------	--------	--------
Common stock:
Balance at beginning of year	$ 32	$ 32	$ 32
Exercise of stock options	1	-	-
Two-for-one stock split	32	-	-
	--------	--------	--------
Balance at end of year	65	32	32
	--------	--------	--------
Additional paid-in capital:
Balance at beginning of year	336	310	235
Exercise of stock options, including income tax benefits	10	18	17
Gain on treasury stock reissued	24	8	58
Two-for-one stock split	(32)	-	-
	--------	--------	--------
Balance at end of year	338	336	310
	--------	--------	--------
Retained earnings:
Balance at beginning of year	3,956	3,356	2,862
Net earnings	687	687	571
Dividends to shareholders ($.193 per share in 2001,
$.167 in 2000, and $.147 in 1999)	(101)	(87)	(77)
	--------	--------	--------
Balance at end of year	4,542	3,956	3,356
	--------	--------	--------
Accumulated other comprehensive income:
Balance at beginning of year	1,668	1,264	1,551
Change in unrealized foreign currency translation
gains (losses) during year, net of income taxes	19	(38)	13
Change in unrealized gains (losses) on investment
securities during year, net of income taxes	404	442	(300)
	--------	--------	--------
Balance at end of year	2,091	1,668	1,264
	--------	--------	--------
Treasury stock:
Balance at beginning of year	(1,298)	(1,094)	(910)
Purchases of treasury stock	(350)	(239)	(224)
Cost of shares issued	37	35	40
	--------	--------	--------
Balance at end of year	(1,611)	(1,298)	(1,094)
	--------	--------	--------
Total shareholders' equity	$ 5,425	$ 4,694	$ 3,868
	=====	=====	=====

See the accompanying Notes to the Consolidated Financial Statements.
Certain reclassifications have been made to prior year amounts to conform to current reporting classifications.

EXH 13-34

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

(In millions)	2001	2000	1999
	----------	----------	----------
Cash flows from operating activities:
Net earnings	$ 687	$ 687	$ 571
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Change in receivables and advance premiums	(45)	(35)	(8)
Increase in deferred policy acquisition costs	(323)	(310)	(299)
Increase in policy liabilities	2,380	2,719	2,569
Deferred income taxes	56	(13)	(23)
Change in income taxes payable	(10)	308	(364)
Realized investment losses	31	102	13
Termination of retirement liability	-	(101)	-
Provision for policyholder protection fund	-	-	64
Other, net	73	(112)	280
	-----------	-----------	-----------
Net cash provided by operating activities	2,849	3,245	2,803
	-----------	-----------	-----------
Cash flows from investing activities:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	1,799	795	1,071
Fixed maturities matured	700	454	404
Equity securities and other	92	35	87
Fixed maturity securities held to maturity or called	128	18	36
Costs of investments acquired:
Securities available for sale:
Fixed maturities	(2,441)	(4,360)	(3,322)
Perpetual debentures	(495)	(26)	(862)
Equity securities	(152)	(67)	(82)
Securities held to maturity:
Fixed maturities	(2,040)	-	(43)
Perpetual debentures	(416)	-	-
Cash received as collateral on loaned securities, net	416	127	-
Additions to property and equipment, net	(45)	(26)	(14)
Other, net	(19)	(9)	(13)
	-----------	-----------	-----------
Net cash used by investing activities	$ (2,473)	$ (3,059)	$ (2,738)
	-----------	-----------	-----------

(continued)

EXH 13-35

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years Ended December 31,

(In millions)	2001	2000	1999
	----------	----------	----------
Cash flows from financing activities:
Proceeds from borrowings	$ 333	$ 294	$ 446
Principal payments under debt obligations	(116)	(187)	(94)
Change in annuity deposit funds, net	138	38	5
Dividends paid to shareholders	(95)	(82)	(72)
Purchases of treasury stock	(350)	(239)	(224)
Treasury stock reissued	38	31	39
Other, net	10	15	17
	----------	----------	----------
Net cash provided (used) by
financing activities	(42)	(130)	117
	----------	----------	----------
Effect of exchange rate changes on cash
and cash equivalents	(91)	(63)	60
	----------	----------	----------
Net change in cash and cash equivalents	243	(7)	242
Cash and cash equivalents, beginning of year	609	616	374
	----------	----------	----------
Cash and cash equivalents, end of year	$ 852	$ 609	$ 616
	======	======	======

Supplemental disclosures of cash flow
information - See Note 12

See the accompanying Notes to the Consolidated Financial Statements.
Certain reclassifications have been made to prior year amounts to conform to current reporting classifications.

EXH 13-36

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31,

(In millions)	2001	2000	1999
	--------	--------	--------
Net earnings	$ 687	$ 687	$ 571
	--------	--------	--------
Other comprehensive income, before income taxes:
Foreign currency translation adjustments:
Change in unrealized foreign currency
translation gains (losses) during year	119	97	(128)
Unrealized gains (losses) on investment securities:
Unrealized holding gains (losses)
arising during year	509	521	(379)
Reclassification adjustment for realized (gains)
losses included in net earnings	3	101	13
	--------	--------	--------
Total other comprehensive income
(loss), before income taxes	631	719	(494)
Income tax expense (benefit) related to items of
other comprehensive income	207	315	(207)
	--------	--------	--------
Other comprehensive income
(loss), net of income taxes	424	404	(287)
	--------	--------	--------
Total comprehensive income	$ 1,111	$ 1,091	$ 284
	=====	=====	=====

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 77% of the Company's total revenues for 2001 and 81% for both 2000 and 1999, and 84% and 86% of total assets at December 31, 2001 and 2000, respectively.

     Basis of Presentation: We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are deferred policy acquisition costs and liabilities for future policy benefits and unpaid policy claims. The estimates and actuarial determinations are sensitive to investment yields, mortality and morbidity, commission, and other acquisition expenses and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     Translation of Foreign Currencies: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period 1999 through 2001.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

     We have designated the cross-currency swaps and the yen-denominated notes payable held by the Parent Company as a hedge of our net investment in AFLAC Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest payable on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are reported in accumulated other comprehensive income.

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

     Insurance premiums for health and life policies are recognized as earned income ratably over the premium payment periods of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

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

     For the Japanese reporting fiscal year ending March 31, 2002, new Japanese accounting principles and regulations are effective which impact investment classifications and solvency margin calculations on a Japanese accounting basis. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize potential fluctuations in solvency margin results in the future, we made certain reclassifications of debt securities between held-to-maturity and available-for-sale categories as of March 31, 2001.

     The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses resulting from the reclassifications of debt securities, less deferred income taxes are reported in accumulated other comprehensive income.

     Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of debt securities we purchased at a discount will equal the face or par value at maturity. Debt securities we purchased at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is recorded as income when earned and is adjusted for amortization of any premium or discount.

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

EXH 13-39

     We use the specific identification method to determine the gain or loss from securities transactions and record the realized gain or loss in the consolidated statements of earnings.

     Our portfolio managers periodically monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger management monitoring. If, after monitoring and analysis, management believes that the decline in fair value is other than temporary, we adjust the amortized cost of the security and record a realized loss in the consolidated statement of earnings.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is recorded as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not recorded as an asset or liability.

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

     Insurance Liabilities: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals, and recognized morbidity and mortality tables modified to reflect our experience.

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

     We record provisions for possible future adverse deviations in experience for both the liabilities for future policy benefits and unpaid policy claims.

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

     Derivatives: We have only limited activity with derivative financial instruments. We do not use them for trading purposes nor do we engage in leveraged derivative transactions. We currently have contracts for cross-currency swaps and interest rate swaps. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (see the section in this note titled, "Accounting Changes Adopted").

     The adoption of SFAS No. 133 changed the accounting and disclosure requirements of our derivative instruments. In accordance with SFAS No. 133, we are now required to recognize all derivatives at fair value as either assets or liabilities on the balance sheet. We document all relationships between hedging instruments and

EXH 13-40

hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items.

     The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value. Our accounting for changes in the fair value of derivatives is as follows:

Nature of Hedge Designation:	Derivative's Change in Fair Value Reflected in:

Cash flow	Other comprehensive income, with subsequent reclassifications to earnings when the hedged transaction impacts earnings

Net investment in foreign operations	Other comprehensive income as part of the cumulative translation adjustment; other income for the portions of the hedge that do not qualify for hedge accounting

     We have cross-currency swaps outstanding related to the $450 million of senior notes (see Notes 4 and 6). These swaps have been designated as a hedge of our net investment in AFLAC Japan. The fair value of the cross-currency swaps is affected by changes in the yen/dollar exchange rate and changes in yen and dollar interest rates.

     Prior to 2001, we recorded the fair value of the currency portion of the cross-currency swaps on the balance sheet and the change in fair value was included in accumulated other comprehensive income. The change in the swaps' accrued interest receivable and the cash settlements of interest amounts were recorded as interest expense. The portion of the swaps' fair value related to the interest rate component was not recorded in the financial statements.

     We began accounting for the cross-currency swaps in accordance with SFAS No. 133 in 2001. This standard requires that we record the total fair value of the swaps on the balance sheet. We record the currency portion as an asset or liability with changes in fair value recorded in other comprehensive income. We also record the fair value of the accrued interest portion and the interest rate component of the swaps on the balance sheet. The fair value of the accrued interest portion of the swaps is the net of the yen-denominated interest payable, translated at the respective period-end exchange rate, and the dollar-denominated interest receivable. The change in the swaps' accrued interest receivable and the cash settlements of interest amounts are recorded as interest expense. In accordance with the requirements for hedge accounting under SFAS No. 133, the change in fair value of the interest rate component of the swaps must be reflected in earnings and is therefore included in other income.

     We also use interest rate swaps in connection with our variable-interest-rate yen-denominated bank borrowings. These interest rate swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest exposure from variable to fixed.

     Prior to 2001, we used the accrual method to account for these interest rate swaps. The difference between the amounts paid and received under these contracts was reported in interest expense. Changes in the fair value of the swap agreements were not recognized in the financial statements.

EXH 13-41

     In 2001, we began accounting for these interest rate swaps in accordance with SFAS No. 133. We now record the total fair value of the interest rate swaps as either an asset or liability. These swap agreements have been designated as cash flow hedges and the change in fair value is recorded in accumulated other comprehensive income. The difference between the amounts paid and received is recorded in interest expense in the consolidated statement of earnings.

     Policyholder Protection Fund and State Guaranty Associations: In Japan, the government enacts funding legislation to determine the insurance industry's contribution to the policyholder protection fund. We recognize a charge for our estimated share of any assessment upon enactment. We review the estimated liability for policyholder protection fund assessments on an annual basis and report any adjustments in the consolidated statement of earnings.

     In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

     Employee Stock Options: Our stock option plan requires that the exercise price of stock options be equal to the fair market value of our stock at the date of grant; therefore, we do not recognize compensation expense.

     Treasury Shares: Treasury shares we acquire are recorded at cost, which is the market value at the time of the transaction, and as a reduction of shareholders' equity. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We record any gains and losses in additional paid-in capital when treasury shares are reissued.

     Earnings Per Share: We present two earnings per share (EPS) calculations: basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options.

     Accounting Changes Adopted: We adopted SFAS No. 133 as amended, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative is included in either earnings or other comprehensive income depending on the intended use of the derivative instrument and the nature of any hedge designation thereon.

     SFAS No. 133 did not affect the way we recognize the change in fair value of the accrued interest component or the currency portion of the cross-currency swaps. However, in accordance with SFAS No. 133, we now recognize in other income the change in fair value of the interest rate component of our cross-currency swaps. The change in fair value of the interest rate swaps is included in accumulated other comprehensive income as an unrealized gain or loss until the hedged transaction terminates. The changes described above affect only the timing of noncash gains and losses. Prior to January 1, 2001, the fair value and changes therein for these swap components were not recognized in the financial statements.

     The cumulative transition effect recorded on January 1, 2001, for this new accounting standard was a gain of approximately $293,000. The effect of recording the fair value of the interest rate component of the cross-currency swaps increased net earnings by $1 million for the year ended December 31, 2001. See Note 4 for additional information on our derivative and nonderivative financial instruments.

EXH 13-42

     The FASB issued four new accounting standards in 2001. SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 primarily address the accounting for goodwill, business combinations, and the impairment and disposition of long-lived assets. The adoption of these standards in 2002 is not expected to have a material impact on the Company's financial position or results of operations.

     Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings.

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

     Operating business segments that are not individually reportable are included in the "Other business segments" category. We evaluate our business segments based on pretax operating earnings. We do not allocate corporate overhead expenses to business segments.

EXH 13-43

     Information regarding components of operations and lines of business for the years ended December 31 follows:

(In millions)	2001	2000	1999
	----------	----------	----------
Revenues:
AFLAC Japan:
Earned premiums:
Cancer life	$ 4,508	$ 4,976	$ 4,583
Other accident and health	1,075	1,037	730
Life insurance	634	655	593
Net investment income	1,234	1,261	1,111
Other income	1	7	4
	---------	---------	---------
Total AFLAC Japan	7,452	7,936	7,021
	---------	---------	---------
AFLAC U.S.:
Earned premiums:
Cancer expense	654	585	535
Accident/disability	713	565	447
Other health	416	360	344
Life insurance	61	44	32
Net investment income	303	277	245
Other income	8	5	3
	---------	---------	---------
Total AFLAC U.S.	2,155	1,836	1,606
	---------	---------	---------
Other business segments	32	31	23
	---------	---------	---------
Total business segment revenues	9,639	9,803	8,650
Realized investment losses	(31)	(102)	(13)
Corporate*	31	32	39
Intercompany eliminations	(41)	(30)	(36)
	---------	---------	---------
Total revenues	$ 9,598	$ 9,703	$ 8,640
	=====	=====	=====

* Includes investment income of $13 in 2001, $12 in 2000 and $13 in 1999. In 2001 includes a gain of $1 related to the change in fair value of the interest rate component of the cross-currency swaps.

EXH 13-44

(In millions)	2001	2000	1999
	----------	----------	----------
Earnings before income taxes:
AFLAC Japan	$ 823	$ 771	$ 651
AFLAC U.S.	345	290	256
Other business segments	(8)	(6)	(4)
	--------	--------	--------
Total business segment earnings	1,160	1,055	903
Realized investment losses	(31)	(102)	(13)
Termination of retirement liability	-	101	-
Provision for the policyholder protection fund	-	-	(64)
Interest expense, noninsurance operations	(16)	(16)	(15)
Corporate*	(32)	(26)	(33)
	--------	--------	--------
Total earnings before income taxes	$ 1,081	$ 1,012	$ 778
	=====	=====	=====

Advertising expense:
AFLAC Japan	$ 60	$ 62	$ 46
AFLAC U.S.	45	38	33
	--------	--------	--------
Total advertising expense	$ 105	$ 100	$ 79
	=====	=====	=====

* Includes investment income of $13 in 2001, $12 in 2000 and $13 in 1999. In 2001 includes a gain of $1 related to the change in fair value of the interest rate component of the cross-currency swaps.

     Assets at December 31 were as follows:

(In millions)	2001	2000
	----------	----------
Assets:
AFLAC Japan	$ 31,729	$ 31,881
AFLAC U.S.	5,729	4,964
Other business segments	43	46
	----------	----------
Total business segment assets	37,501	36,891
Corporate	6,830	5,993
Intercompany eliminations	(6,471)	(5,653)
	----------	----------
Total assets	$ 37,860	$ 37,231
	======	======

     Total depreciation and amortization expense was $37 million in 2001, and $33 million in both 2000 and 1999. AFLAC Japan accounted for $21 million in 2001, and $20 million in both 2000 and 1999.

     Advertising and depreciation expenses are included in insurance expenses in the consolidated statements of earnings.

EXH 13-45

     Net additions to property and equipment were $62 million in 2001, $51 million in 2000 and $18 million in 1999.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2001, $171 million, or 49.2% of total receivables were related to AFLAC Japan's operations ($149 million, or 49.6%, at December 31, 2000).

     Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2001, and their effect on selected financial data.

	2001	2000	1999
	----------	----------	----------
Balance Sheets:
Yen/dollar exchange rate at December 31	131.95	114.75	102.40
Yen percent weakening (strengthening)	13.0%	10.8%	(13.0)%
Exchange effect on total assets (billions)*	$ (4.4)	$ (3.6)	$ 3.5
Exchange effect on total liabilities (billions)*	$ (4.3)	$ (3.5)	$ 3.5

Statements of Earnings:
Average exchange rate for the year	121.54	107.83	113.96
Yen percent weakening (strengthening)	11.3%	(5.7)%	(14.9)%
Exchange effect on net earnings (millions)*	$ (39)	$ 11	$ 54
Exchange effect on diluted net EPS*	$ (.07)	$ .02	$ .10

* Exchange effect amounts were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

     AFLAC Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in AFLAC Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in AFLAC Japan. The dollar values of our yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes are summarized as follows at December 31 (translated at end-of-year exchange rates):

(In millions)	2001	2000
	----------	----------
AFLAC Japan net assets	$ 4,128	$ 3,648
Less:
AFLAC Japan dollar-denominated net assets	2,193	1,969
Parent Company yen-denominated net liabilities	1,150	1,087
	---------	---------
Consolidated yen-denominated net assets subject to
foreign currency translation fluctuations	$ 785	$ 592
	======	======

     Remittances From AFLAC Japan: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $228 million in 2001, $199 million in 2000 and $282 million in 1999. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.

EXH 13-46

     Policyholder Protection Fund: In 1999, the Japanese government and the life insurance industry agreed to legislation that increased the life insurance industry's obligation to the policyholder protection fund. Our share of this obligation was recognized in 1999 and decreased pretax earnings by $64 million ($41 million after taxes, or $.08 per basic share and $.07 per diluted share). The total liability accrued for our remaining obligations to the Japanese policyholder protection fund was $186 million (24.5 billion yen) and $227 million (26.0 billion yen) at December 31, 2001 and 2000, respectively.

EXH 13-47

(3)  INVESTMENTS

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table:

	December 31, 2001
	______________________________________________________________
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	______________________________________________________________
Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$ 5,412	$ 1,621	$ 2	$ 7,031
Municipalities	75	6	-	81
Public utilities	2,953	320	3	3,270
Sovereign and supranational	49	10	-	59
Banks/financial institutions	2,632	302	33	2,901
Other corporate	1,081	66	40	1,107
	---------	---------	---------	---------
Total yen-denominated	12,202	2,325	78	14,449
	---------	---------	---------	---------
Dollar-denominated:
Government	130	8	-	138
Municipalities	42	3	-	45
Mortgage-backed securities	138	5	-	143
Public utilities	439	16	8	447
Sovereign and supranational	123	12	-	135
Banks/financial institutions	2,260	92	58	2,294
Other corporate	2,714	110	75	2,749
	---------	---------	---------	---------
Total dollar-denominated	5,846	246	141	5,951
	---------	---------	---------	---------
Total fixed maturities	18,048	2,571	219	20,400
	---------	---------	---------	---------
Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,167	137	94	2,210
Dollar-denominated:
Banks/financial institutions	330	15	1	344
	---------	---------	---------	---------
Total perpetual debentures	2,497	152	95	2,554
	---------	---------	---------	---------
Equity securities	215	49	19	245
	---------	---------	---------	---------
Total securities available for sale	$ 20,760	$ 2,772	$ 333	$ 23,199
	=====	=====	=====	=====

EXH 13-48

	December 31, 2001
	_________________________________________________________________
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	_________________________________________________________________
Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Government	$ 1,280	$ 20	$ 70	$ 1,230
Municipalities	237	12	1	248
Public utilities	630	17	27	620
Banks/financial institutions	1,915	102	153	1,864
Other corporate	1,355	58	113	1,300
	---------	---------	---------	---------
Total fixed maturities	5,417	209	364	5,262
	---------	---------	---------	---------
Perpetual debentures:
Yen-denominated:
Banks/financial institutions	3,306	133	172	3,267
	---------	---------	---------	---------
Total perpetual debentures	3,306	133	172	3,267
	---------	---------	---------	---------
Total securities held
to maturity	$ 8,723	$ 342	$ 536	$ 8,529
	=====	=====	=====	=====

EXH 13-49

	December 31, 2000
	____________________________________________________________
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	____________________________________________________________
Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$ 6,554	$ 1,722	$ 52	$ 8,224
Municipalities	342	28	-	370
Public utilities	3,572	337	28	3,881
Sovereign and supranational	56	2	-	58
Banks/financial institutions	3,045	45	180	2,910
Other corporate	1,471	40	41	1,470
	---------	---------	---------	---------
Total yen-denominated	15,040	2,174	301	16,913
	---------	---------	---------	---------
Dollar-denominated:
Government	260	7	1	266
Municipalities	41	2	-	43
Mortgage-backed securities	429	9	-	438
Public utilities	325	4	13	316
Sovereign and supranational	139	7	-	146
Banks/financial institutions	2,072	41	74	2,039
Other corporate	2,099	50	138	2,011
	---------	---------	---------	---------
Total dollar-denominated	5,365	120	226	5,259
	---------	---------	---------	---------
Total fixed maturities	20,405	2,294	527	22,172
	---------	---------	---------	---------
Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,010	1	299	1,712
Dollar-denominated:
Banks/financial institutions	337	9	12	334
	---------	---------	---------	---------
Total perpetual debentures	2,347	10	311	2,046
	---------	---------	---------	---------
Equity securities	161	93	18	236
	---------	---------	---------	---------
Total securities available for sale	$ 22,913	$ 2,397	$ 856	$ 24,454
	=====	=====	=====	=====

EXH 13-50

	December 31, 2000
	________________________________________________________________
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	________________________________________________________________
Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Government	$ 705	$ 28	$ 2	$ 731
Municipalities	328	38	-	366
Public utilities	584	5	59	530
Banks/financial institutions	1,115	43	17	1,141
Other corporate	913	36	15	934
	---------	---------	---------	---------
Total fixed maturities	3,645	150	93	3,702
	---------	---------	---------	---------
Perpetual debentures:
Yen-denominated:
Banks/financial institutions	3,442	83	202	3,323
	---------	---------	---------	---------
Total perpetual debentures	3,442	83	202	3,323
	---------	---------	---------	---------
Total securities held
to maturity	$ 7,087	$ 233	$ 295	$ 7,025
	=====	=====	=====	=====

     Fair values of debt securities were determined using quotations provided by outside securities pricing sources and/or compiled using data provided by external debt market sources. The data used in estimating fair value includes credit spreads of comparably credit-rated securities and market quotations of securities with similar characteristics of maturity and call structure. Fair values are then computed using standard industry models that provide pricing data based on a wide variety of inputs as noted above. The fair values provided by outside sources are verified internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised. The fair values for equity securities were determined using market quotations on principal public exchange markets.

EXH 13-51

     The amortized cost and fair values of our investments in fixed maturities at December 31, 2001, by contractual maturity are shown below:

	AFLAC Japan		AFLAC U.S.
	_________________________		__________________________
	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value
	_________________________		__________________________
Available for sale:
Due in one year or less	$ 811	$ 839	$ 34	$ 34
Due after one year through five years	1,311	1,421	396	410
Due after five years through 10 years	3,231	4,322	433	451
Due after 10 years	8,598	9,675	3,097	3,106
U.S. mortgage-backed securities	81	85	56	57
	---------	--------	---------	--------
Total fixed maturities
available for sale	$ 14,032	$ 16,342	$ 4,016	$ 4,058
	=====	=====	=====	=====
Held to maturity:
Due after five years through 10 years	$ 491	$ 549	$ -	$ -
Due after 10 years	4,926	4,713	-	-
	---------	--------	---------	--------
Total fixed maturities
held to maturity	$ 5,417	$ 5,262	$ -	$ -
	=====	=====	=====	=====

     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     In recent years we have purchased subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the issue-date fixed-rate interest coupons subsequently increase to a market-interest rate plus 150 to 300 basis points and change to a variable-interest rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date.

EXH 13-52

     The economic maturities of the perpetual debentures owned at December 31, 2001, were as follows:

	AFLAC Japan		AFLAC U.S.
	___________________________________		__________________________________
	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value
	___________________________________		__________________________________
Available for sale:
Due after one year through five years	$ 138	$ 151	$ -	$ -
Due after five years through 10 years	456	538	71	77
Due after 10 years through 15 years	227	271	-	-
Due after 15 years	1,532	1,439	73	78
	--------	--------	--------	--------
Total perpetual debentures
available for sale	$ 2,353	$ 2,399	$ 144	$ 155
	=====	=====	=====	=====
Held to maturity:
Due after five years through 10 years	$ 704	$ 724	$ -	$ -
Due after 10 years through 15 years	1,568	1,609	-	-
Due after 15 years	1,034	934	-	-
	--------	--------	--------	--------
Total perpetual debentures
held to maturity	$ 3,306	$ 3,267	$ -	$ -
	=====	=====	=====	=====

     Privately issued securities held by AFLAC Japan at amortized cost accounted for $15.4 billion, or 52.5%, and $14.3 billion, or 48.0%, of total debt securities at December 31, 2001 and 2000, respectively. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $4.2 billion and $4.8 billion at amortized cost as of December 31, 2001 and 2000, respectively.

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

	2001		2000
	_________________________		_________________________
	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value
	_________________________		_________________________
Japan National Government	$ 4,915	$ 6,452	$ 5,755	$ 7,448
The Tokyo Electric Power Co., Inc.	744	844	857	979
The Israel Electric Corporation
Limited	649	632	528	456
Credit Suisse First Boston	579	570	*	*
HBOS PLC	576	548	*	*
Chubu Electric Power Co., Inc.	*	*	655	712
Dai-Ichi Kangyo Bank	*	*	457	487

* Less than 10%

EXH 13-53

     At December 31, 2001, we owned debt securities rated below investment grade in the amount of $355 million at amortized cost ($348 million at fair value), or 1.2% of total debt securities. The below investment-grade securities were investment grade at the time of purchase and were subsequently downgraded by credit rating agencies.

     In March 2001, we recognized a pretax impairment loss of $42 million on the corporate debt securities of a U.S. issuer when it experienced a credit rating downgrade. We also executed several bond sale and purchase transactions during the first quarter in an effort to increase investment income. The sales of these debt securities resulted in pretax realized gains of $21 million. Also in the first quarter, we realized a pretax gain of $18 million related to the sale of a portion of our U.S. equity securities portfolio in connection with a change in outside investment managers. In September 2001, we recognized a pretax impairment loss of $28 million related to the Company's investment in two human resource service companies. We also recognized in December 2001, a pretax impairment loss of $13 million on the debt securities of a European issuer when it experienced a credit rating downgrade. These gains and losses, when included with other investment transactions in the normal course of business, decreased net earnings $34 million.

     During the first half of 2000, the North American issuers of two debt securities held in our portfolio experienced credit rating downgrades. In the second quarter, we sold one security reported as available for sale at a pretax loss of $34 million. We also recorded a pretax impairment loss of $57 million on the other security which was carried in the held-to-maturity category. These losses, when included with other transactions in the normal course of business, decreased net earnings $69 million.

EXH 13-54

     Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2001	2000	1999
	-----------	-----------	-----------
Realized investment gains (losses)
on securities:
Debt securities:
Available for sale:
Gross gains from sales	$ 66	$ 9	$ 12
Gross losses from sales	(23)	(53)	(39)
Impairment losses	(55)	-	-
Net gains (losses) from redemptions	1	-	(8)
Held to maturity:
Impairment losses	-	(57)	-
Gross gains from redemptions	-	-	1
	--------	--------	--------
Total debt securities	(11)	(101)	(34)
	--------	--------	--------
Equity securities:
Gross gains from sales	29	9	27
Gross losses from sales	(18)	(10)	(6)
Impairment losses	(31)	-	-
	--------	--------	--------
Total equity securities	(20)	(1)	21
	--------	--------	--------
Net realized losses	$ (31)	$ (102)	$ (13)
	=====	=====	=====
Changes in unrealized gains (losses):
Debt securities:
Available for sale	$ 944	$ 43	$ (447)
Held to maturity	(387)	(257)	34
Equity securities	(46)	(3)	2
	--------	--------	--------
Net change in unrealized losses	$ 511	$ (217)	$ (411)
	=====	=====	=====

     The impairment losses on equity securities of $31 million include $3 million of impairment losses on Japanese securities and a $28 million loss related to our investment in two human resource service companies.

EXH 13-55

     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	2001	2000
	----------	----------
Unrealized gains on securities available for sale	$ 2,439	$ 1,541
Unamortized unrealized gains on securities
transferred to held to maturity	614	1,001
Deferred income taxes	(1,175)	(1,068)
	----------	----------
Shareholders' equity, net unrealized gains
on investment securities	$ 1,878	$ 1,474
	======	======

     For the Japanese reporting fiscal year ending March 31, 2002, new Japanese accounting principles and regulations are effective, which impact investment classifications and solvency margin calculations on a Japanese accounting basis. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize potential fluctuations in solvency margin results in the future, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized unrealized gain of $327 million related to these securities. This gain represented the remaining unamortized portion of a $1.1 billion unrealized gain established in 1998 when we reclassified $6.4 billion of debt securities from the held-to-maturity category to the available-for-sale category.

     We also reclassified debt securities with a fair value of $2.3 billion from the available-for-sale category to the held-to-maturity category as of March 31, 2001. The related unrealized gain of $118 million is being amortized from accumulated other comprehensive income to investment income over the remaining term of the securities. The related premium in the carrying value of the debt securities that was created when the reclassification occurred is also being amortized as an offsetting charge to investment income.

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years for both 2001 and 2000. The average duration of the yen-denominated debt securities was approximately 10 years in both 2001 and 2000. The average duration of premiums to be received in the future was approximately nine years in both 2001 and 2000. Over the next five years, $2.2 billion at amortized cost (with an average yield of 5.63%) of AFLAC Japan's yen-denominated debt securities are scheduled to mature. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments exceeds interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower investment yields. Despite the shortfall in investment yields, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business.

EXH 13-56

     The components of net investment income for the years ended December 31 were as follows:

(In millions)	2001	2000	1999
	-----------	-----------	-----------
Fixed-maturity securities	$ 1,281	$ 1,280	$ 1,129
Perpetual debentures	277	278	248
Short-term investments and cash equivalents	9	7	7
Equity securities and other	2	4	2
	----------	----------	----------
Gross investment income	1,569	1,569	1,386
Less investment expenses	19	19	17
	----------	----------	----------
Net investment income	$ 1,550	$ 1,550	$ 1,369
	======	======	======

     At December 31, 2001, debt securities with a fair value of $9 million were on deposit with regulatory authorities. As of December 31, 2001, $161 million, at fair value, of AFLAC Japan's debt securities had been pledged to Japan's policyholder protection fund. We retain ownership of all securities on deposit and receive the related investment income.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2001 and 2000, we had security loans outstanding in the amounts of $480 million and $123 million at fair value, respectively. At December 31, 2001 and 2000, we held cash in the amount of $494 million and $127 million, respectively, as collateral for loaned securities.

     Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.

EXH 13-57

(4)  FINANCIAL INSTRUMENTS

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2001		2000
	___________________________		_________________________
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	___________________________		_________________________
Assets:
Fixed-maturity securities	$ 25,817	$ 25,662	$ 25,817	$ 25,874
Perpetual debentures	5,860	5,821	5,488	5,369
Equity securities	245	245	236	236
Liabilities:
Notes payable (excluding
capitalized leases)	1,174	1,181	1,048	1,043
Derivatives:
Cross-currency swaps:
Currency portion	(27)	(27)	34	34
Accrued interest	(5)	(5)	(4)	(4)
Interest rate component*	(1)	(1)	-	-
Interest rate swaps*	-	-	-	2

* Prior to January 1, 2001, these amounts were not recorded in the balance sheet.

     The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented above.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service.

     The above table excludes liabilities for future policy benefits of $25.1 billion and $26.1 billion at December 31, 2001 and 2000, respectively, as these liabilities are not considered financial instruments.

     As of December 31, 2001, we have outstanding cross-currency swap agreements related to the $450 million senior notes (Note 6). These cross-currency swaps effectively convert the dollar-denominated principal and interest into yen-denominated obligations. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes. These cross-currency swaps have been designated as a hedge of the foreign currency exposure of our net investment in AFLAC Japan.

     Our risk management objectives are to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations and also reduce our interest expense by converting the dollar-denominated principal and interest into yen-denominated obligations. In this instance, our interest expense is reduced from 6.50% in dollars to 1.67% in yen. We are subject to minimal foreign currency risk as the yen-denominated interest and principal payments are serviced by AFLAC Incorporated with yen-denominated profit repatriations received from AFLAC Japan. (See Note 1 for information on the accounting policy for cross-currency swaps.)

EXH 13-58

     The components of the fair value of the cross-currency swaps as reflected as an asset or (liability) in the financial statements as of December 31 were as follows:

(In millions)	2001	2000	1999
	---------	---------	----------
Interest rate component*	$ 1	$ -	$ (19)
Foreign currency component	27	(34)	(93)
Accrued interest component	5	4	4
	--------	--------	---------
Total fair value of cross-currency swaps	$ 33	$ (30)	$ (108)
	=====	=====	=====

* Amounts not recorded in financial statements prior to January 1, 2001.

     The following is a reconciliation of the foreign currency component of the cross-currency swaps as included in accumulated other comprehensive income.

(In millions)	2001	2000	1999
	----------	----------	----------
Balance at beginning of year	$ (34)	$ (93)	$ -
Increase (decrease) in fair value of cross-currency swaps	62	59	(93)
Interest rate component not qualifying for hedge
accounting reclassified to net earnings*	(1)	-	-
	--------	--------	--------
Balance at end of year	$ 27	$ (34)	$ (93)
	=====	=====	=====

* Amounts not recorded in financial statements prior to January 1, 2001.

     At December 31, 2001, we had outstanding interest rate swaps on 3.9 billion yen ($29 million) of our variable-interest-rate yen-denominated bank borrowings (Note 6). We have designated these interest rate swaps as a cash flow hedge of our exposure to the variability in future cash flows attributable to the variable interest payments of the borrowings. Our risk management objective is to fix the net interest cash outflows on a portion of the debt obligations. These swap agreements expire in July 2002 and reduce the impact of changes in interest rates on our borrowing costs by effectively changing the interest rate from variable to fixed. We make fixed-rate payments at 1.24% and receive floating-rate payments (.08% at December 31, 2001, plus loan costs of 20 basis points) based on three-month Japanese yen LIBOR. The fair value of the interest rates swaps, included in other liabilities, was immaterial at December 31, 2001. (See Note 1 for information on the accounting policy for interest rate swaps.)

EXH 13-59

     The fair values of the cross-currency and interest rate swaps are the estimated amounts that we would receive or pay to terminate the swap agreements as of that date. We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties to the swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31, 2001:

Counterparty	Notional Amount of Swaps
Credit Rating	(In millions)
___________________	______________________
AA	$ 300
A	167
BBB	12

Total	$ 479
=====

     We have designated our yen-denominated notes payable (Note 6) as hedges of the foreign currency exposure of our net investment in AFLAC Japan.

EXH 13-60

(5)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

		Liability Amounts		Interest Rates
		_______________________		_____________________
	Policy Issue			Year of	In 20
(In millions)	Year	2001	2000	Issue	Years
	_________	_______	_______	_______	_______
Health insurance:
Japan:	1999-01	$ 559	$ 242	3.0%	3.0%
	1997-99	1,412	1,298	3.5	3.5
	1994-96	2,486	2,590	4.0-4.5	4.0-4.5
	1974-94	16,126	17,755	5.25-7.0	5.0-5.65

U.S.:
	1998-01	297	190	7.0	7.0
	1986-00	1,586	1,448	6.0-8.0	6.0
	1981-86	272	276	6.5-7.0	5.5-6.5
	Other	155	157

Life insurance:

Japan:	1999-01	120	44	1.85-3.0	1.85-3.0
	1997-99	313	292	3.5	3.5
	1994-96	573	580	4.0	4.0
	1985-93	1,159	1,188	5.25-5.65	5.25-5.65

U.S.:	1956-01	48	41	4.0-6.0	4.0-6.0
		______	______
Total		$25,106	$26,101
		=====	=====

     The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 5.1% in 2001, 5.2% in 2000, and 5.3% in 1999; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 2001.

EXH 13-61

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In millions)	2001	2000	1999
	-----------	-----------	-----------
Unpaid supplemental health claims -
beginning of year	$ 1,670	$ 1,558	$ 1,222
	----------	----------	----------
Add claims incurred during the year related to:
Current year	3,454	3,663	3,081
Prior years	(304)	(285)	(212)
	----------	----------	----------
Total incurred	3,150	3,378	2,869
	----------	----------	----------
Less claims paid during the year:
On claims incurred during current year	2,285	2,303	1,969
On claims incurred during prior years	821	813	709
	----------	----------	----------
Total paid	3,106	3,116	2,678
	----------	----------	----------
Effect of foreign exchange rate
changes on unpaid claims	(174)	(150)	145
	----------	----------	----------
Unpaid supplemental health claims - end of year	1,540	1,670	1,558
Unpaid life claims - end of year	75	75	60
	----------	----------	----------
Total liability for unpaid policy claims	$ 1,615	$ 1,745	$ 1,618
	======	======	======

     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates, which included a provision for adverse deviation.

EXH 13-62

(6)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

(In millions)	2001	2000
	-------------	-------------
6.50% senior notes due April 2009 (principal amount $450)	$ 449	$ 449
Yen-denominated Samurai notes:
1.55% notes due October 2005 (principal amount
30 billion yen)	227	261
.87% notes due June 2006 (principal amount
40 billion yen)	303	-
Unsecured, yen-denominated notes payable to banks:
Revolving credit agreement, due November 2002
(principal amount 25.8 billion yen):
1.24% fixed interest rate	29	68
Variable interest rate (.29% at December 31, 2001)	166	157
Reducing revolving credit agreement:
2.29% fixed interest rate	-	99
Variable interest rate	-	14
Obligations under capitalized leases, payable monthly through
2006, secured by computer equipment in Japan	33	31
	-----------	-----------
Total notes payable	$ 1,207	$ 1,079
	=======	=======

     In April 1999, we issued $450 million of 6.50% senior notes due April 15, 2009. The current outstanding balance after unamortized loan discount is $449 million. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We have entered into cross-currency swaps that have the effect of converting the dollar-denominated principal and interest of these notes into yen-denominated obligations (see Note 4).

     For the yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate.

     In September 2000, we filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes. These securities are not for sale to U. S. residents or entities. In October 2000, we issued in Japan 30 billion yen ($227 million using the December 31, 2001, exchange rate) of 1.55% Samurai notes due October 2005. In June 2001, we issued in Japan 40 billion yen ($303 million using the December 31, 2001, exchange rate) of .87% Samurai notes due June 2006. Both issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. The borrowing limit is $250 million. The current outstanding balance is 25.8 billion yen. At December 31, 2001, 21.9 billion yen ($166 million) of the unsecured revolving credit agreement were outstanding at a variable interest rate and 3.9 billion yen ($29 million) were outstanding at a fixed rate. The swaps related to the 3.9 billion yen fixed-rate portion of the credit agreement are scheduled to expire in July 2002 (see Note 4).

EXH 13-63

     The aggregate contractual maturities of notes payable during each of the years after December 31, 2001, are: 2002, $207 million; 2003, $11 million; 2004, $7 million; 2005, $229 million; 2006, $304 million; and 2009, $449 million.

     We were in compliance with all of the covenants of the credit agreements at December 31, 2001. No events of default or defaults occurred during 2001 and 2000.

(7)  INCOME TAXES

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2001:
Current	$ 313	$ 25	$ 338
Deferred	(14)	70	56
	---------	---------	---------
Total income tax expense	$ 299	$ 95	$ 394
	=====	=====	=====

2000:
Current	$ 319	$ 19	$ 338
Deferred	(73)	60	(13)
	---------	---------	---------
Total income tax expense	$ 246	$ 79	$ 325
	=====	=====	=====

1999:
Current	$ 211	$ 19	$ 230
Deferred - operations	(1)	45	44
Deferred tax benefit from
Japanese tax rate reduction	(185)	118	(67)
	---------	---------	---------
Total income tax expense	$ 25	$ 182	$ 207
	=====	=====	=====

EXH 13-64

     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)	2001	2000	1999
	---------	---------	--------
Income taxes based on U.S. statutory rates	$ 378	$ 354	$ 272
Deferred tax benefit from Japanese
tax rate reduction	-	-	(67)
Utilization of foreign tax credit carryforwards	(21)	(22)	(20)
Termination of retirement liability	-	(33)	-
Noninsurance losses generating no
current tax benefit	12	-	3
Nondeductible expenses	11	14	12
Other, net	14	12	7
	---------	---------	---------
Income tax expense	$ 394	$ 325	$ 207
	=====	=====	=====

     Income tax expense (benefit) for the years ended December 31 was allocated as follows:

(In millions)	2001	2000	1999
	---------	---------	---------
Statements of earnings	$ 394	$ 325	$ 207
	---------	---------	---------
Other comprehensive income:
Changes in unrealized foreign currency
translation gains	99	135	(141)
Unrealized gains on investment securities:
Unrealized holding gains (losses)
arising during the year	110	146	(75)
Reclassification adjustment for realized
(gains) losses included in net earnings	(2)	34	9
	---------	---------	---------
Total income taxes allocated to
other comprehensive income	207	315	(207)
	---------	---------	---------
Additonal paid-in capital (exercise of stock options)	(1)	(2)	(2)
	---------	---------	---------
Total income taxes	$ 600	$ 638	$ (2)
	=====	=====	=====

     Changes in unrealized foreign currency translation gains/losses included deferred income tax expense of $98 million in 2001 and $76 million in 2000 and a deferred income tax benefit of $80 million in 1999 that represented Japanese income taxes on currency translation gains/losses that arose for Japanese tax purposes from the translation of AFLAC Japan's dollar-denominated investments into yen.

EXH 13-65

     In March 1999, the Japanese government reduced the statutory corporate income tax rate, which lowered AFLAC Japan's rate from 41.7% to 36.2%, reducing the consolidated liability for deferred income taxes. The reduction was the net effect of applying the new tax rates to the temporary differences that existed between the Japanese tax basis and financial reporting basis of assets and liabilities, and the limitations imposed by the U.S. foreign tax credit provisions.

     The reduction of the consolidated deferred income tax liability from the 1999 tax rate reduction increased net earnings in 1999 by $67 million ($.13 per basic share and $.12 per diluted share). The 1999 reduction in the Japanese corporate income tax rate did not significantly change our combined U.S./Japan effective tax rate due to the operation of the U.S. foreign tax credit provisions.

     The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2001	2000
	----------	----------
Deferred income tax liabilities:
Deferred acquisition costs	$ 1,072	$ 1,077
Unrealized gains on investment securities	699	455
Difference in tax basis of investment
in AFLAC Japan	308	82
Other basis differences in investment securities	167	256
Premiums receivable	103	92
Unrealized exchange gain on yen-denominated
notes payable	16	6
Other	10	3
	---------	---------
Total deferred income tax liabilities	2,375	1,971
	---------	---------
Deferred income tax assets:
Policy benefit reserves	126	63
Policyholder protection fund	36	28
Unfunded retirement benefits	35	34
Other accrued expenses	132	74
Tax credit carryforwards	83	112
Other	257	187
	---------	---------
Total gross deferred income tax assets	669	498
Less valuation allowance	126	149
	---------	---------
Total deferred income tax assets	543	349
	---------	---------
Net deferred income tax liability	1,832	1,622
Current income tax liability	259	272
	---------	---------
Total income tax liability	$ 2,091	$ 1,894
	=====	=====

EXH 13-66

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 2001, the valuation allowance for deferred tax assets decreased by $23 million (decreased by $8 million in 2000) due to changes in carryforwards of foreign tax credits, alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, alternative minimum tax credits of $83 million were available at December 31, 2001.

(8)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)	2001	2000	1999
	---------	---------	---------
Common stock - issued:
Balance at beginning of year	644,813	640,698	635,941
Exercise of stock options	1,746	4,115	4,757
	----------	----------	----------
Balance at end of year	646,559	644,813	640,698
	----------	----------	----------
Treasury stock:
Balance at beginning of year	115,603	109,216	104,573
Purchases of treasury stock:
Open market	12,219	9,657	8,633
Other	168	269	375
Shares issued to sales associates
stock bonus plan and AFL Stock Plan	(1,830)	(1,182)	(1,664)
Exercise of stock options	(1,216)	(2,357)	(2,701)
	----------	----------	----------
Balance at end of year	124,944	115,603	109,216
	----------	----------	----------
Shares outstanding at end of year	521,615	529,210	531,482
	======	======	======

     Share Repurchase Program: As of December 31, 2001, we had approximately four million shares available for purchase under the share repurchase program authorized by the board of directors. In February 2002, the board of directors authorized the purchase of up to an additional 25 million shares of our common stock, bringing the total number of shares available for purchase to approximately 29 million.

     Stock Split: On February 13, 2001, the board of directors declared a two-for-one stock split, consisting of 323 million shares, payable to shareholders of record at the close of business on February 27, 2001. The stock split was distributed on March 16, 2001. Share and per-share amounts retroactively reflect this split. After the stock split, the par value remained at $.10 per share. The adjustment to increase the common stock account was recorded on March 16, 2001.

     Stock Options: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The options are exercisable immediately unless they are subject to a vesting schedule as determined by the board of directors. At December 31, 2001, 11.1 million shares were available for future grants.

EXH 13-67

     For the years ended December 31, 2001 and 2000, there were approximately 1,057,900 and 937,400 weighted average shares, respectively, for outstanding stock options that were not included in the calculation of weighted average shares used in the computation of diluted earnings per share because the exercise price for these options was greater than the average market price during these periods.

     The following table summarizes stock option activity:

		Weighted-Average
	Option	Exercise Price
(In thousands of shares)	Shares	Per Share
	_______	________________
Outstanding at December 31, 1998	32,500	$ 7.16
Granted in 1999	2,479	23.39
Canceled in 1999	(155)	15.21
Exercised in 1999	(7,665)	4.67
	----------
Outstanding at December 31, 1999	27,159	9.30
Granted in 2000	5,619	22.85
Canceled in 2000	(161)	14.39
Exercised in 2000	(6,636)	5.12
	----------
Outstanding at December 31, 2000	25,981	13.27
Granted in 2001	2,442	28.29
Canceled in 2001	(123)	23.29
Exercised in 2001	(3,043)	6.89
	----------
Outstanding at December 31, 2001	25,257	$ 15.44
	======

(In thousands of shares)	2001	2000	1999
	----------	----------	----------
Shares exercisable at end of year	16,329	16,782	22,168
	======	======	======

EXH 13-68

     The following table summarizes information about stock options outstanding at December 31, 2001:

(In thousands of shares)			Options Outstanding			Options Exercisable
			_____________________________________________			____________________________
				Wgtd.-Avg.	Weighted-		Weighted-
				Remaining	Average		Average
Range of			Number	Contractual	Exercise	Number	Exercise
Exercise Prices			Outstanding	Life (Yrs)	Price	Exercisable	Price
_____________________			_____________________________________________			____________________________
$ 4.03	-	$ 4.71	3,796	1.4	$ 4.67	3,796	$ 4.67
4.80	-	7.92	4,185	3.7	7.39	4,185	7.39
8.48	-	13.31	3,512	5.2	11.35	3,512	11.35
13.66	-	15.05	3,396	6.4	14.86	3,396	14.86
15.22	-	22.92	2,574	7.9	21.77	841	22.32
23.23	-	23.23	3,878	8.5	23.23	507	23.23
23.41	-	34.48	3,916	8.8	26.77	92	24.99
			--------			--------
$ 4.03	-	$ 34.48	25,257	5.9	$ 15.44	16,329	$ 10.53
			=====			=====

     We grant stock options at market value; therefore, we do not recognize compensation cost in the consolidated statements of earnings for employee stock options. If we were required to record compensation expense related to stock options granted, the effect on our net earnings and net earnings per share would approximate the following pro forma amounts:

(In millions, except for per-share amounts)	2001	2000	1999
Net earnings:
As reported	$ 687	$ 687	$ 571
Effect of stock options	(33)	(27)	(13)
	----------	----------	----------
Pro forma net earnings	$ 654	$ 660	$ 558
	======	======	======
Net earnings per share - diluted:
As reported	$ 1.28	$ 1.26	$ 1.04
Effect of stock options	(.06)	(.05)	(.02)
	----------	----------	----------
Pro forma net earnings per share	$ 1.22	$ 1.21	$ 1.02
	======	======	======

     The pro forma information presented above should not be considered indicative of future effects.

EXH 13-69

     For the above pro forma information, the fair value of each option granted after 1994 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2001:

	2001	2000	1999
Expected life from vesting date (years)	4.4-5.6	4.2-5.8	3.7-4.7
Dividend yield	.8%	.5%	.6%
Expected volatility	32.4%	32.0%	30.3%
Risk-free interest rate	5.0%	6.0%	6.0%

     Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

(9)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $6.4 billion at December 31, 2001, on a GAAP basis. AFLAC Japan accounted for $4.1 billion, or 64.5%, of these net assets.

     Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, AFLAC Japan, must report to the Japanese Financial Services Agency (FSA).

     As determined on a U.S. statutory accounting basis, AFLAC's net income, which includes realized investment gains and losses, was $370 million in 2001, $210 million in 2000 and $344 million in 1999. Capital and surplus was $2.2 billion and $1.7 billion at December 31, 2001 and 2000, respectively.

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2001	2000
Net assets on GAAP basis	$ 6,380	$ 5,572
Adjustment of carrying values of investments	(3,023)	(2,113)
Elimination of deferred policy acquisition costs	(3,611)	(3,663)
Adjustment to policy liabilities	685	796
Adjustment to deferred income taxes	2,063	1,678
Other, net	(332)	(597)
	---------	---------
Net assets on U.S. statutory accounting basis	$ 2,162	$ 1,673
	=====	=====

     The National Association of Insurance Commissioners has recodified statutory accounting principles to promote standardization throughout the industry. These new accounting principles were adopted January 1, 2001. We recorded the transition adjustments to reflect the prior years' effects, which increased AFLAC statutory capital and surplus by approximately $130 million as of January 1, 2001.

EXH 13-70

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Nebraska without prior approval of the director of insurance is the greater of the net gain from operations, which excludes realized investment gains and losses, for the previous year determined under statutory accounting principles or 10% of statutory capital and surplus as of the previous year-end. Dividend payments by AFLAC during 2002 in excess of $409 million would require such approval. Dividends paid by AFLAC during 2001 were $204 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $185 million in 2001, $157 million in 2000 and $243 million in 1999. In light of the deregulation of the insurance market, we elected to repatriate less than the maximum amounts in both 2001 and 2000 in order to maintain a strong solvency margin in Japan. The maximum amount we could have repatriated was $290 million and $351 million in 2001 and 2000, respectively. We repatriated the maximum amount in 1999.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $2.6 billion and $777 million at December 31, 2001 and 2000, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods and assumptions are different, policyholder protection fund obligations are not accrued, and deferred income tax liabilities are recognized on a different basis.

     For the Japanese reporting fiscal year ending March 31, 2002, AFLAC Japan was required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, investment securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan now classifies investment securities in two categories: in an available-for-sale category at fair value and in a held-to-maturity category at amortized cost. Unrealized gains and losses on investment securities available for sale are reported in FSA capital and surplus and reflected in solvency margin calculations. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin, and amounts available for annual profit repatriation.

EXH 13-71

(10)  BENEFIT PLANS

     Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2001		2000
	______________________		______________________
(In thousands)	Japan	U.S.	Japan	U.S.
	______________________		______________________
Projected benefit obligation:
Benefit obligation at beginning of year	$ 72,929	$ 73,409	$ 74,186	$ 62,358
Service cost	4,132	3,583	4,458	2,891
Interest cost	1,784	5,072	2,093	4,314
Actuarial loss (gain)	1,468	(1,727)	1,647	5,172
Benefits paid	(1,118)	(1,290)	(1,039)	(1,326)
Effect of foreign exchange rate changes	(10,001)	-	(8,416)	-
	---------	---------	---------	---------
Benefit obligation at end of year	69,194	79,047	72,929	73,409
	---------	---------	---------	---------
Plan assets:
Fair value of plan assets at beginning of year	48,669	63,307	49,830	56,425
Actual return on plan assets	(7,815)	(14,520)	(628)	8,208
Employer contribution	5,778	1,264	6,138	-
Benefits paid	(1,118)	(1,290)	(1,039)	(1,326)
Effect of foreign exchange rate changes	(6,095)	-	(5,632)	-
	---------	---------	---------	---------
Fair value of plan assets at end of year	39,419	48,761	48,669	63,307
	---------	---------	---------	---------
Funded status	(29,775)	(30,286)	(24,260)	(10,102)
Unrecognized net actuarial loss (gain)	15,228	19,677	8,455	1,273
Unrecognized transition obligation (asset)	3,009	(475)	3,772	(597)
Unrecognized prior service cost	654	1,616	828	1,754
	---------	---------	---------	---------
Accrued benefit cost	$(10,884)	$ (9,468)	$(11,205)	$ (7,672)
	=====	=====	=====	=====

EXH 13-72

     The components of retirement expense and actuarial assumptions for the years ended December 31 were as follows:

	2001		2000		1999
	_____________________		_____________________		____________________
(In thousands)	Japan	U.S.	Japan	U.S.	Japan	U.S.
	_____________________		_____________________		____________________
Components of net periodic
benefit cost:
Service cost	$ 4,132	$ 3,583	$ 4,458	$ 2,891	$ 4,675	$ 2,938
Interest cost	1,784	5,072	2,093	4,314	1,658	4,311
Expected return on plan
assets	(1,152)	(5,612)	(1,470)	(5,013)	(1,516)	(4,313)
Recognized net actuarial
loss	225	-	202	-	363	265
Amortization of transition
obligation (asset)	295	(122)	333	(121)	258	(122)
Amortization of prior
service cost	72	138	81	138	77	138
	--------	--------	--------	--------	--------	--------
Net periodic benefit cost	$ 5,356	$ 3,059	$ 5,697	$ 2,209	$ 5,515	$ 3,217
	=====	=====	=====	=====	=====	=====

Weighted-average actuarial
assumptions used in the
calculations:
Discount rate - net
periodic benefit cost	2.5%	7.0%	3.0%	7.0%	3.0%	6.5%
Discount rate - benefit
obligations	2.5	7.0	3.0	7.0	3.0	7.0
Expected long-term return
on plan assets	2.5	9.0	2.5	9.0	4.5	9.0
Rate of compensation
increase	3.5	4.0	3.5	4.0	3.5	4.0

     Plan assets consist of a diverse portfolio of debt and equity securities. Our U.S. plan included $1 million (or 3% of plan assets) and $2 million (or 4% of plan assets) of AFLAC Incorporated common stock at December 31, 2001 and 2000, respectively. The substantial decrease in the fair value of assets of both plans during 2001 was primarily attributable to general market conditions. We do not expect pension expense to increase substantially in 2002 as a result of the decline in fair value of plan assets during 2001.

     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. In May 2000, the surviving spouse of John B. Amos, former chairman of the board, unexpectedly passed away. We had accrued an unfunded liability under a shareholder-approved employment contract for projected retirement payments based on a normal life expectancy. The release of the remaining accrued liability increased net earnings by $99 million ($.19 per basic share and $.18 per diluted share) for the year ended December 31, 2000.

EXH 13-73

     Retirement expense for the supplemental unfunded plans, excluding the termination of the retirement liability in 2000, was $15 million in 2001, $5 million in 2000, and $39 million in 1999. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2001 and 2000, was $157 million and $151 million, respectively. The actuarial present value of projected benefit obligations was $162 million and $150 million at December 31, 2001 and 2000, respectively. The discount rates used were the same as for the funded plans.

     Reconciliations of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)	2001	2000
Benefit obligation:
Benefit obligation at beginning of year	$ 14,565	$ 12,488
Service cost	522	408
Interest cost	1,020	874
Actuarial loss (gain)	(88)	1,610
Benefits paid	(1,009)	(815)
	----------	----------
Unfunded benefit obligation at end of year	15,010	14,565
Unrecognized net actuarial gain (loss)	(993)	(1,080)
Unrecognized prior service cost	(316)	(342)
	----------	----------
Accrued benefit cost	$ 13,701	$ 13,143
	======	======

EXH 13-74

     The components of expenses for the retiree medical program and other postretirement benefits, along with actuarial assumptions, were as follows for the years ended December 31:

(In thousands)	2001	2000	1999

Service cost	$ 522	$ 408	$ 361
Interest cost	1,020	874	752
Amortization of prior service cost	25	25	26
	---------	---------	---------
Net periodic benefit cost	$ 1,567	$ 1,307	$ 1,139
	=====	=====	=====
Discount rate:
Net periodic cost	7.0%	7.0%	6.5%
Benefit obligations	7.0	7.0	7.0

Effect of 1-percentage point increase in health
care cost trend rate:
On total of service and interest cost components	$ 168	$ 136	$ 119
On postretirement benefit obligation	1,070	1,180	991
Effect of 1-percentage point decrease in health
care cost trend rate:
On total of service and interest cost components	(143)	(116)	(101)
On postretirement benefit obligation	(919)	(1,010)	(846)

     The projected health care cost trend rate used in 2001 was 12%, graded to 6% over five years.

     Stock Bonus Plan: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of AFLAC Incorporated common stock, based on their sales and persistency of substantially all insurance policies. The cost of these shares, which is included in deferred policy acquisition costs, amounted to $24 million in 2001, and $18 million in both 2000 and 1999. Prior to July 1999, participants received the shares of stock after satisfying various vesting requirements and other conditions. This stock bonus program was revised effective July 1, 1999, to substantially eliminate the vesting requirements and to make various other modifications. As a result of this change, plan participants became 100% vested in their accumulated shares under the original program, and the related shares of stock held in a trust were distributed. The market value of the distributed shares was charged against a liability for accrued stock compensation and the excess of market value over share cost ($42 million) was recognized as additional paid-in capital.

(11)  COMMITMENTS AND CONTINGENCIES

     Commitments: We lease office space and equipment under various agreements that expire in various years through 2021. Future minimum lease payments due under non-cancelable operating leases at December 31, 2001, were as follows: 2002, $34 million; 2003, $16 million; 2004, $10 million; 2005, $9 million; 2006, $8 million; and thereafter, $77 million.

     Litigation: We are a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in states where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

EXH 13-75

(12)  SUPPLEMENTARY INFORMATION
	2001	2000	1999

Weighted-average shares used in calculating
earnings per share (in thousands):
Average outstanding shares used for	525,098	530,607	531,737
calculating basic EPS
Dilutive effect of stock options	12,285	14,299	19,108
	----------	----------	----------
Average outstanding shares used for
calculating diluted EPS	537,383	544,906	550,845
	======	======	======
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Other:
Policy acquisition costs deferred
during the year (in millions)	$ 651	$ 612	$ 556
Commissions deferred as a percentage of
total acquisition costs deferred	71%	71%	72%
Personnel compensation and benefits as a
percentage of insurance expenses	44%	42%	40%
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash
flow information (in millions):
Income taxes paid	$ 347	$ 215	$ 411
Interest paid	23	21	17
Impairment losses included in realized
investment losses	88	57	-
Noncash financing activities:
Capitalized lease obligations	17	25	4
Treasury shares issued to AFL Stock Plan for:
Shareholder dividend reinvestment	6	5	5
Associates stock bonus	17	7	54
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Property and equipment (in millions):
Land	$ 138	$ 132	$ 147
Buildings	317	355	374
Equipment	186	169	156
	----------	----------	----------
	641	656	677
Less accumulated depreciation	186	175	168
	----------	----------	----------
Net property and equipment	$ 455	$ 481	$ 509
	======	======	======
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------

EXH 13-76

Independent Auditors' Report

The shareholders and board of directors of AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
January 31, 2002, except as to Note 8,
which is as of February 12, 2002

EXH 13-77

Unaudited Consolidated Quarterly Financial Data
(In millions, except for per-share amounts)

Three months ended,	March 31, 2001		June 30, 2001		September 30, 2001		December 31, 2001
______________________________________________________________________________________________________________________

Total revenues	$ 2,401		$ 2,348		$ 2,446		$ 2,404
Net earnings	178	(1)	153	(2)	193	(3)	163	(4)
______________________________________________________________________________________________________________________
Net earnings per basic share	$ .34	(1)	$ .29	(2)	$ .37	(3)	$ .31	(4)
Net earnings per diluted share	.33	(1)	.28	(2)	.36	(3)	.31	(4)
Cash dividends per share	.04	3.05			.05		.05

=======================================================================================================

Three months ended,	March 31, 2000		June 30, 2000		September 30, 2000		December 31, 2000
______________________________________________________________________________________________________________________

Total revenues	$ 2,398		$ 2,355		$ 2,472		$ 2,480
Net earnings	156		202	(5)	163		166
______________________________________________________________________________________________________________________
Net earnings per basic share	$ .29		$ .38	(5)	$ .31		$ .31
Net earnings per diluted share	.29		.37	(5)	.30		.30
Cash dividends per share	.03	8.04		3	.04	3	.04	3
========================================================================================================

(1) Includes a gain of $3 ($nil per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps, an impairment loss of approximately $36 ($.07 per diluted share) related to an investment in corporate debt securities, and gain of approximately $39 ($.07 per diluted share) related to portfolio repositioning; (2) Includes a loss of $21 ($.04 per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps; (3) Includes a gain of $37 ($.07 per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps and an impairment loss of approximately $28 ($.05 per diluted share) related to investments in two human resource service companies; (4) Includes a loss of $18 ($.03 per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps and an impairment loss of approximately $13 ($.02 per diluted share) related to an investment in corporate debt securities; (5) Includes a loss of $69 ($.12 per diluted share) related to an impairment in corporate debt securities and a gain of $99 ($.18 per diluted share) related to the termination of a retirement liability.

Certain reclassifications have been made to prior year amounts to conform to current reporting classifications. These reclassifications had no impact on net earnings.

EXH 13-78