Form 10-K, Exhibit 13
period 2002-12-31
AFLAC INC
filed 2003-03-27
CIK 4977

AFLAC Incorporated Form 10-K

AFLAC Incorporated
Annual Report on Form 10-K
For the Year Ended December 31, 2002
Exhibit 13

Table of Contents

EXH 13

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

EXHIBIT 13

     The following information is contained in the 2002 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 2002 Form 10-K has been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.

PART II
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
SHAREHOLDER MATTERS

Market Information

     Our common stock is principally traded on the New York Stock Exchange; it is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The quarterly high and low market prices for the Company's common stock, as reported on the principal exchange market, for the last two fiscal years ended December 31, 2002, were as follows:

Quarterly Common Stock Prices

2002	High	Low

4th Quarter	$33.45	$28.78
3rd Quarter	32.30	24.24
2nd Quarter	33.15	28.15
1st Quarter	29.72	23.10

2001	High	Low

4th Quarter	$29.30	$23.58
3rd Quarter	32.60	23.00
2nd Quarter	35.24	26.80
1st Quarter	36.10	23.38

Holders

	2002	2001

Number of common
shares outstanding	514,439,276	521,615,350
Approximate number of registered
common shareholders	73,887	70,383

EXH 13-1

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Dividends

	2002	2001

4th Quarter	$.06	$.05
3rd Quarter	.06	.05
2nd Quarter	.06	.05
1st Quarter	.05	.043

     We expect comparable dividends to continue to be paid in future periods. For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, Capital Resources and Liquidity section, presented in this Exhibit 13 on pages 13-26 and 13-27, and Note 9 of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on pages 13-70 and 13-71.

Securities authorized for issuance under equity compensation plans

     Pursuant to General Instruction G to Form 10-K, this information is incorporated by reference from the Company's definitive Proxy Statement relating to the Company's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on March 17, 2003.

EXH 13-2

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of AFLAC Incorporated and its subsidiaries for the three-year period ended December 31, 2002. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes.

Company Overview

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

Critical Accounting Estimates

     We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The estimates discussed below are critical to an understanding of AFLAC's results of operations and financial condition. The preparation and evaluation of these critical accounting estimates involves the use of various assumptions developed from management's analysis and judgments. The application of these critical accounting estimates determines the values at which 94% of our assets and 82% of our liabilities are reported and thus have a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could result in significantly different results.

Investments

     Our investments in debt and equity securities include both publicly traded and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with Staff Accounting Bulletin (SAB) No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; and related guidance. The identification of potentially impaired investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

EXH 13-3

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
    percentage decline in value and the length of time during which the decline has occurred, recoverability of principal and interest,
    market conditions,
    ability and intent to hold the investment,
    a pattern of continuing operating losses of the issuer,
    rating agency actions that affect the issuer's credit status, adverse changes in the issuer's availability of production resources, revenue sources, technological conditions, and adverse changes in the issuer's economic, regulatory or political environment.

Deferred Policy Acquisition Costs and Policy Liabilities

     AFLAC products are generally long-duration fixed-benefit indemnity products. As such, our products are accounted for under the requirements of SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We make estimates of certain factors that affect the profitability of our business in order to match expected policy benefits and expenses with expected policy premiums. These assumptions include persistency, morbidity, mortality, interest rates and expenses. If actual results mirror the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of premium revenue. However, because actual results will vary from the assumptions, the level of profits as a percentage of premium revenue will vary from year to year.

     We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest established at the time a policy is sold. Generally, changes to these assumptions are not allowed unless it is determined that the policy reserves are not adequate due to actual results varying from original assumptions.

     We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. The valuations are performed using a number of different assumption scenarios. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

     Under the requirements of SFAS No. 60, certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is sensitive to our estimates of persistency, interest and future premium revenue at the time of policy issuance. However, the unamortized balance of DAC reflects the actual persistency to date. As presented in the following table, the ratio of DAC to annualized premium in force has been relatively stable for AFLAC U.S. and has trended down for AFLAC Japan over the last three years.

EXH 13-4

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
Deferred Policy Acquisition Cost Ratios

	AFLAC Japan			AFLAC U.S.
(In millions)	(In Yen)			(In Dollars)

	2002	2001	2000	2002	2001	2000

Deferred policy acquisition costs	343,845	325,960	310,461	1,410	1,181	979
Annualized premiums in force	834,424	782,249	740,445	2,674	2,238	1,861
Deferred policy acquisition costs as a
percentage of annualized premiums
in force	41.2%	41.7%	41.9%	52.7%	52.8%	52.6%

Policy Liabilities

     Our policy liabilities include two primary components: future policy benefits and unpaid policy claims, which account for 91% and 5% of total policy liabilities at December 31, 2002, respectively. Future policy benefits represent our estimate of claims that will occur in the future and are generally calculated as the present value of expected benefits to be paid less the present value of expected net premiums, including for a provision for adverse deviation. Unpaid policy claims include those claims that have occurred and are in the process of payment as well as an estimate of those claims that have occurred but have not yet been reported to us. Assumptions underlying the estimate of the unpaid policy claims are updated annually and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

     Due to changes in health care delivery and financing practices in Japan, we have experienced a change in the characteristics and timing of our policy benefits. Our review indicated that we have experienced a decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe this trend has emerged as a result of the Japanese government's effort to curb the medical cost increases under the national health care system. The government now provides incentives to hospitals to shorten the number of days of confinement per occurrence by providing higher reimbursement rates for shorter hospital stays. However, our preliminary claims statistics indicated the declines in the average number of days per hospitalization are generally offset by an increase in the average number of hospitalizations required for the treatment of cancer such that the total expected hospital days per claimant has not changed proportionally. Since our unpaid policy claims liability primarily includes the unpaid costs associated with a current treatment period, the reduction in the average hospital stay has resulted in a decrease in the average liability for unpaid policy claims. Accordingly, in 2002, we transferred $291 million from unpaid policy claims to the liability for future policy benefits to reflect the anticipated decrease in costs associated with the current treatment period and the associated increase in costs expected in future treatment periods. These changes had no effect on net earnings.

EXH 13-5

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Results of Operations

     We evaluate our overall operations using a non-GAAP financial performance measure called operating earnings and our business segments using pretax operating earnings. Our definition of operating earnings starts with net earnings and excludes the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps beginning in 2001, the charge for the Japanese policyholder protection fund in 2002, and the gain from the termination of a retirement liability in 2000. We then exclude income taxes related to operations to arrive at pretax operating earnings. We believe that the analysis of operating earnings and pretax operating earnings, in addition to net earnings as determined in accordance with GAAP, provides information that may enhance an investor's understanding of our underlying profitability and results of operations. Our discussion of earnings and comparisons thereof focuses on pretax operating earnings and operating earnings. References to operating earnings per share are based on the diluted number of average outstanding shares, unless stated otherwise. The difference between the percentage changes in operating earnings and operating earnings per share can be impacted by the share repurchase program, reissued treasury stock, and the dilutive effect of stock options. The table below sets forth the results of operations by business segment for the three-year period ended December 31, 2002.

EXH 13-6

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
	Percentage change		Years ended
(In millions except for per-share amounts)	over previous year		December 31,

	2002	2001	2002	2001	2000

Operating earnings:
AFLAC Japan	13.9%	6.7%	$938	$823	$771
AFLAC U.S.	16.7	18.7	402	345	290
Other business segments			1	(8)	(6)

Total business segments	15.5	10.0	1,341	1,160	1,055
Interest expense, noninsurance
operations	(1.0)	(1.7)	(16)	(16)	(16)
Corporate and eliminations	(46.7)	(28.4)	(49)	(33)	(26)

Pretax operating earnings	14.8	9.6	1,276	1,111	1,013
Income taxes	15.4	9.5	451	391	356

Operating earnings	14.5	9.7	825	720	657
Reconciling items, net of tax:
Realized investment gains (losses)			(15)	(34)	(69)
Change in fair value of the interest
rate component of the cross-
currency swaps			37	1	-
Japanese policyholder protection
fund provision			(26)	-	-
Termination of retirement liability			-	-	99

Net earnings	19.5%	-	$821	$687	$687

Operating earnings per basic share	16.1%	10.5%	$1.59	$1.37	$1.24
Operating earnings per diluted share	16.4	11.7	1.56	1.34	1.20

Net earnings per basic share	21.4%	.8%	$1.59	$1.31	$1.30
Net earnings per diluted share	21.1	1.6	1.55	1.28	1.26

EXH 13-7

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

The following table presents a reconciliation of operating earnings per share to net earnings per share for the three-year period ended December 31, 2002.

	2002	2001	2000

Operating earnings per diluted share	$1.56	$1.34	$1.20
Reconciling items, net of tax:
Realized investment gains (losses)	(.03)	(.06)	(.12)
Change in fair value of the interest rate component
of the cross-currency swaps	.07	-	-
Japanese policyholder protection fund provision	(.05)	-	-
Termination of retirement liability	-	-	.18

Net earnings per diluted share	$1.55	$1.28	$1.26

     In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were primarily related to the corporate debt security of a Japanese issuer and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased net earnings by $15 million ($.03 per diluted share).

     In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades, and our investment in two human resource service companies. We also realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased net earnings by $34 million ($.06 per diluted share).

     During 2000, the North American issuers of two debt securities that we owned experienced credit rating downgrades. We sold one security reported as available for sale at a pretax loss of $34 million and recognized a pretax impairment loss of $57 million on the other security, which was then transferred from held to maturity to available for sale. These losses and other investment transactions in the normal course of business decreased net earnings by $69 million ($.12 per diluted share).

     For the year ended December 31, 2002, we recognized an after-tax gain of $37 million ($.07 per diluted share) in connection with the change in fair value of the interest rate component of the cross-currency swaps on our senior notes payable, compared with an after-tax gain of $1 million (nil per diluted share) in 2001. This gain was included in other income in the consolidated statements of earnings. (See Notes 1 and 4 of the Notes to the Consolidated Financial Statements.)

     In December 2002, the members of the Life Insurance Policyholder Protection Corporation approved the Financial Services Agency's (FSA) proposal, which requires the industry to contribute an additional 78 billion yen (approximately $651 million using the December 31, 2002 exchange rate) to Japan's policyholder protection fund. Our estimated share of the assessment decreased 2002 net earnings by $26 million ($.05 per diluted share).

     For the year ended December 31, 2000, the termination of an accrued unfunded liability for projected retirement payments increased net earnings by $99 million ($.18 per diluted share). (See Note 10 of the Notes to the Consolidated Financial Statements.)

EXH 13-8

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Foreign Currency Translation

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Our business, in functional currency terms, continued to be strong in 2002, and we believe it is more appropriate to measure our performance excluding the effect of fluctuations in the yen/dollar exchange rate in order to understand the basic operating results of the business. (See Note 2 of the Notes to the Consolidated Financial Statements.)

     The following table illustrates the effect of foreign currency translation by comparing selected percentage changes of our actual operating results with those that would have been reported had foreign currency exchange rates remained unchanged from the previous year.

Foreign Currency Translation Effect on Operating Results
(Years ended December 31)

	Including Foreign			Excluding Foreign
	Currency Changes			Currency Changes**

	2002	2001	2000	2002	2001	2000

Premium income	6.6%	(2.0)%	13.4%	8.9%	7.6%	8.5%
Net investment income	4.1	-	13.2	5.8	7.2	9.6
Operating revenues	6.3	(1.8)	13.5	8.5	7.4	8.8
Total benefits and expenses	5.2	(3.1)	13.0	7.4	6.4	8.0
Operating earnings*	14.5	9.7	19.4	15.9	15.4	16.5
Operating earnings per share*	16.4	11.7	20.0	17.9	17.5	18.0

*See page 13-6 for our definition of operating earnings.
**Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

     The weighted-average yen/dollar exchange rate weakened in 2002, compared with 2001. Weighted-average yen/dollar exchange rates were 125.15 in 2002, 121.54 in 2001 and 107.83 in 2000. In 2002, the weaker yen decreased operating earnings by approximately $.02 per diluted share, when compared with 2001. The weaker yen in 2001, compared with 2000, decreased operating earnings by approximately $.07 per diluted share for the year. The stronger yen in 2000 increased operating earnings per diluted share by $.02, compared with 1999. Operating earnings per diluted share increased 16.4% to $1.56 in 2002, 11.7% to $1.34 in 2001 and 20.0% to $1.20 in 2000.

     Our primary financial objective is the growth of operating earnings per diluted share, excluding the effect of foreign currency fluctuations. Our objective for 2002 was to increase operating earnings per diluted share by 15% excluding the impact of currency translation. However, as a result of favorable sales and claims trends in our insurance operations, we exceeded our goal. Excluding the effect of foreign currency fluctuations, operating earnings per diluted share increased 17.9% in 2002 compared with 2001, 17.5% in 2001 compared with 2000, and 18.0% in 2000 compared with 1999.

EXH 13-9

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For 2003, our objective is to increase operating earnings per diluted share by 15% to 17% excluding the impact of currency translation. Our objective for 2004 is to increase operating earnings per diluted share by 15% excluding the impact of currency translation. Our specific objective for 2003 is to achieve operating earnings per diluted share of at least $1.80, excluding the impact of currency translation. If we achieve that objective, the following table shows the likely results for 2003 operating earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2003 Operating EPS Scenarios

Weighted-Average
Yen/dollar	Operating	% Growth	Yen Impact
Exchange Rate	Diluted EPS	Over 2002	on EPS

115.00	$1.88	20.5%	$.08
120.00	1.84	17.9	.04
125.15 *	1.80	15.4	-
130.00	1.77	13.5	(.03)
135.00	1.74	11.5	(.06)

*Actual 2002 weighted-average exchange rate

Income Taxes

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.3% in 2002 and 35.2% in both 2001 and 2000. Japanese income taxes on AFLAC Japan's operating results accounted for most of our income tax expense.

Insurance Operations, AFLAC Japan

AFLAC Japan operates as a branch of AFLAC and is the principal contributor to our earnings. Based on financial results determined in accordance with FSA requirements for the six months ended September 30, 2002, AFLAC Japan ranked first in profitability among all foreign life insurance companies operating in Japan and 11th in terms of assets among all life insurance companies operating in Japan.

AFLAC Japan Pretax Operating Earnings

     Changes in AFLAC Japan's pretax operating earnings and profit margins are affected by investment yields, morbidity, mortality, persistency and expense levels. Continuing favorable claims trends and the shift in our product mix to lower loss ratio products contributed to the decline in the benefit and claims ratios. We expect the aggregate benefit ratio to continue to decline in future years, along with the shift to newer products and riders. Our persistency has declined only slightly over the last three years. The operating expense ratio declined in 2002 primarily as a result of decreased expenditures for advertising. Operating expense ratios increased in 2001 and 2000 primarily as a result of increased expenditures for sales promotion, marketing and advertising. We expect the operating expense ratio to be relatively stable in the future. The expansion of the profit margins during the past three years was largely attributable to the declining benefit ratio. Our profit margins are also affected by the spread between investment yields and required interest on policy reserves (see table and discussion on page 13-20). The following table presents a summary of AFLAC Japan's operating results.

EXH 13-10

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Japan Summary of Operating Results
(In millions)	2002	2001	2000

Premium income	$6,373	$6,217	$6,668
Net investment income	1,276	1,234	1,261
Other income	1	1	7

Total operating revenues	7,650	7,452	7,936

Benefits and claims	5,231	5,170	5,632
Operating expenses	1,481	1,459	1,533

Total benefits and expenses	6,712	6,629	7,165

Pretax operating earnings*	$938	$823	$771

Weighted-average yen/dollar exchange rates	125.15	121.54	107.83

	In Dollars			In Yen

Percentage changes over previous year:	2002	2001	2000	2002	2001	2000

Premium income	2.5%	(6.8)%	12.9%	5.5%	5.1%	6.8%
Net investment income	3.4	(2.2)	13.5	6.5	10.5	7.4
Total operating revenues	2.7	(6.1)	13.0	5.6	5.9	7.0
Pretax operating earnings*	13.9	6.7	18.6	17.4	20.6	12.3

Ratios to total revenues in dollars:		2002		2001		2000

Benefits and claims		68.4%		69.4%		71.0%
Operating expenses		19.3		19.6		19.3
Pretax operating earnings*		12.3		11.0		9.7

*See page 13-6 for our definition of operating earnings.

     In 2002, the 2.9% weakening of the weighted-average yen/dollar exchange rate caused AFLAC Japan's comparative rates of growth in yen terms to be slightly higher due to the dollar-denominated investment income from its holdings of dollar-denominated assets and reverse-dual currency securities (yen-denominated fixed-maturity securities with dollar coupon payments). Dollar-denominated investment income accounted for approximately 29% of AFLAC Japan's investment income in 2002. As a result, translating AFLAC Japan's dollar-denominated investment income into yen magnified the increases in net investment income, total operating revenues and pretax operating earnings in yen terms when the yen weakened. The following table illustrates the impact on AFLAC Japan's yen operating results from translating its dollar-denominated investment income and related items by comparing certain yen operating results with those that would have been reported had yen/dollar exchange rates remained unchanged from the previous year.

EXH 13-11

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
AFLAC Japan Percentage Changes Over Prior Year
(Yen Operating Results)

	Including Foreign			Excluding Foreign
	Currency Changes			Currency Changes**

	2002	2001	2000	2002	2001	2000

Net investment income	6.5%	10.5%	7.4%	5.6%	6.9%	9.3%
Total operating revenues	5.6	5.9	7.0	5.5	5.3	7.3
Pretax operating earnings*	17.4	20.6	12.3	16.1	15.2	15.3

*See page 13-6 for our definition of operating earnings.
**Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

AFLAC Japan Sales

     AFLAC Japan produced better-than-expected total new annualized premium sales in 2002 as a result of a strong demand for our products and riders. Total new annualized premium sales were: $867 million in 2002, up 14.8% from 2001; $755 million in 2001, down 18.0% from 2000; and $921 million in 2000, up 20.4% from 1999. Total new annualized premium sales in yen were: 108.3 billion yen in 2002, up 17.9% compared with 2001; 91.9 billion yen in 2001, down 7.9% compared with 2000; and 99.8 billion yen in 2000, up 14.6% compared with 1999.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 6.7% in 2002, 5.6% in 2001 and 6.3% in 2000 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force at December 31 were: 834.4 billion yen in 2002, 782.2 billion yen in 2001, and 740.4 billion yen in 2000. Annualized premiums in force, translated into dollars at year-end exchange rates were: $7.0 billion in 2002, $5.9 billion in 2001, and $6.5 billion in 2000.

     AFLAC Japan's sales mix as measured in yen has been shifting during the last few years. Rider MAX accounted for 31% of total sales in 2002, 25% in 2001, and 41% in 2000. After a difficult year in 2001, Rider MAX sales improved in 2002, primarily as a result of conversions of the original term policy to the newly introduced whole life version. For policy conversions, new annualized premium sales include only the incremental annualized premium amount over the original term policy. Conversion activity accounted for approximately 35% of total Rider MAX sales in 2002. We expect that these conversions will have less of an effect on total new annualized premium sales in future periods.

     We were also pleased with sales of EVER, a whole life fixed-benefit medical product, which we introduced in the first quarter of 2002. We believe consumer response to EVER has been favorably impacted by health care legislation that will increase out-of-pocket costs for approximately 63% of Japanese consumers in April 2003. EVER accounted for 17% of total sales in 2002. We believe that EVER will continue to be a popular product and a solid contributor to sales.

EXH 13-12

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Cancer life sales accounted for 35% of total sales in 2002, 52% in 2001, and 40% in 2000. Ordinary life and annuities accounted for 14% of total sales in 2002, compared with 19% in 2001 and 14% in 2000.

     We continue to be pleased with the results of our marketing alliance with Dai-ichi Mutual Life Insurance Co., which formally began in April 2001. In 2002, Dai-ichi Life sold 359,500 of our cancer life policies, compared with 265,200 in 2001. Dai-ichi Life sales of our cancer policies accounted for 11% of total new annualized premium sales in both 2002 and 2001.

     We also continued to grow our distribution system in Japan. During 2002, the number of licensed sales associates rose 11% over 2001. We believe that new agencies and sales associates will continue to be attracted to AFLAC Japan's high commissions, superior products, customer service and brand image. Our objective for 2003 is to increase total new annualized premium sales by 5% to 10% in yen.

AFLAC Japan Investments

     Growth of investment income in yen is affected by available cash flow from operations, investment yields achievable on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Reflecting the continued weakness in Japan's economy, investment yields on yen-denominated debt securities remained low in 2002. However, we were able to achieve a return on average invested assets, net of investment expenses, of 4.67% in 2002, compared with 4.81% in 2001 and 4.82% in 2000 by focusing on selected sectors of the fixed maturity market.

     We purchased yen-denominated securities at an average yield of 3.65% in 2002, compared with 3.58% in 2001 and 3.57% in 2000. Including dollar-denominated investments, our blended new money yield was 3.93% in 2002, compared with 3.86% in 2001 and 3.78% in 2000. At December 31, 2002, the yield on AFLAC Japan's fixed-maturity portfolio (including dollar-denominated investments) was 4.73%, compared with 4.89% in 2001 and 5.02% in 2000.

     AFLAC Japan has invested in privately issued securities to secure higher yields than Japanese government or other corporate bonds would have provided, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated as investment grade at the time of purchase by S&P, Moody's or the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). These securities are generally issued with standard, medium-term note documentation and have appropriate covenants. We continue to believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions and assumed interest rates for policy liabilities on new business. To compensate for lower investment yields, we have increased premium rates for our new business over the last several years, which contributes to the stability of our profit margin.

Insurance Deregulation in Japan

     In January 2001, Japan's insurance market was deregulated, and we experienced an increase in the number of companies selling products that compete with our policies. However, based on our growth of premiums in force, producing agents and customer accounts, we do not believe that our market position has been significantly impacted by increased competition as a result of deregulation. Furthermore, we believe the continued development and maintenance of operating efficiencies will allow us to offer affordable products at a better value to consumers.

EXH 13-13

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Japanese Economy

     Japan's economy continued to struggle during most of 2002 and the outlook for 2003 indicates continued weakness. In its December 2002 Monthly Report, The Bank of Japan noted that the economy had stabilized, albeit with substantial uncertainty as to any recovery. Weak private consumption, high unemployment, declining household income and slowing public investment were countered by a slight recovery in corporate profits and improving business sentiment. As a result, the problems created by excessive employment and debt continue to preclude the momentum needed for a self-sustaining recovery, and any recovery is still largely dependent on global conditions. As we have indicated in years past, Japan's weak economy has created a challenging environment for AFLAC Japan, and the time required for an economic recovery remains uncertain.

Insurance Operations, AFLAC U.S.

AFLAC U.S. Pretax Operating Earnings

     Changes in AFLAC U.S. pretax operating earnings and profit margins are affected by morbidity, mortality, persistency, investment yields and expense levels. The aggregate benefit ratio and our overall policy persistency have been relatively stable during the last three years. We expect the operating expense ratio, excluding discretionary advertising expenses, and the pretax operating profit margin to remain relatively level in 2003. The following table presents a summary of AFLAC U.S. operating results.

AFLAC U.S. Summary of Operating Results
(In millions)	2002	2001	2000

Premium income	$2,221	$1,844	$1,554
Net investment income	331	303	277
Other income	9	8	5

Total operating revenues	2,561	2,155	1,836

Benefits and claims	1,359	1,132	969
Operating expenses	800	678	577

Total benefits and expenses	2,159	1,810	1,546

Pretax operating earnings*	$402	$345	$290

Percentage changes over previous year:

Premium income	20.5%	18.6%	14.4%
Net investment income	9.2	9.6	13.2
Total operating revenues	18.8	17.4	14.3
Pretax operating earnings*	16.7	18.7	13.3

Ratios to total revenues:

Benefits and claims	53.1%	52.5%	52.8%
Operating expenses	31.2	31.5	31.4
Pretax operating earnings*	15.7	16.0	15.8

*See page 13-6 for our definition of operating earnings.

EXH 13-14

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC U.S. Sales

     Total new annualized premium sales continued to experience strong growth in 2002. Total new annualized premium sales were: $1.1 billion in 2002, up 16.4%; $919 million in 2001, up 29.1%; and $712 million in 2000, up 28.3%.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 19.5% in 2002, 20.3% in 2001 and 16.9% in 2000 were favorably affected by increased sales at the worksite primarily through cafeteria plans and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were: $2.7 billion in 2002; $2.2 billion in 2001; and $1.9 billion in 2000.

     The sales mix of our products has remained relatively consistent during the last three years. Accident/disability coverage continued to be our best-selling product category, accounting for 51%, 52% and 55% of total sales in 2002, 2001 and 2000, respectively. Cancer expense insurance was also a solid contributor to sales, accounting for 21% of total sales in 2002, 24% in 2001 and 23% in 2000. Fixed-benefit dental coverage, introduced in July 2000, continued to sell well, accounting for 7% of total sales in 2002 and 2001 and 3% in 2000. Our hospital indemnity product category also contributed strongly to sales in 2002 as a result of our newly introduced personal sickness indemnity plan. Hospital indemnity products accounted for 10% of total sales in 2002 and 6% in both 2001 and 2000.

     An integral part of our strategy for continued growth in the United States is our focus on expanding our distribution system. Additionally, we view our advertising program as an important competitive strength and a key component of our future sales growth. Our advertising program greatly benefited not only our brand and product awareness but also the growth of our distribution system. AFLAC again continued to rapidly expand its sales force. During 2002, the average number of associates producing business on a monthly basis increased 21% to more than 15,800 agents, compared with 13,000 agents in 2001.

     During the last two years, we began providing our insurance products to employees of larger businesses, which reinforces our opinion that AFLAC continues to be the leading supplemental insurance provider in the United States. We view the United States as a vast and underpenetrated market for the sale of our insurance products. Further, we continue to believe that we are strongly positioned to continue our record of growth by marketing high-quality affordable insurance products at the worksite. Our objective for 2003 is to increase total new annualized premium sales by approximately 15%.

AFLAC U.S. Investments

     The overall return on average invested assets, net of investment expenses, was 7.56% in 2002, compared with 7.67% in 2001 and 7.62% in 2000. During 2002, available cash flow was invested at an average yield of 7.58%, compared with 7.80% during 2001 and 8.22% during 2000. At December 31, 2002, the yield on the fixed-maturity portfolio of AFLAC U.S. was 7.98%, compared with 8.02% in 2001 and 8.01% in 2000.

EXH 13-15

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Other Operations

     Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $56 million in 2002, $46 million in 2001 and $38 million in 2000. Investment income included in reported corporate expenses was $7 million in 2002, $13 million in 2001 and $12 million in 2000. The increase in corporate expenses in 2002, when compared with 2001, was primarily attributable to the parent company's share of the costs to dissolve a human resource service company in which it had invested. The increase in corporate expenses in 2001, when compared with 2000, was primarily due to higher retirement benefit expenses.

New Accounting Pronouncements

     In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This standard, which is effective for years ending after December 15, 2002, amends the transition and disclosure issues associated with the voluntary adoption of SFAS No. 123, Accounting for Stock-Based Compensation. We have no plans to adopt the fair value provisions of SFAS No. 123. As a result, the requirements of this standard are not expected to have a material impact on our financial position or results of operations.

     We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. Under this standard, derivatives are reported at fair value as assets or liabilities on the balance sheet. Changes in fair value are reported in net earnings or other comprehensive income depending on the derivative instrument and its intended use. The fair value of derivatives can increase or decrease as exchange rates, interest rates and general economic conditions change. The adoption of this accounting standard introduced additional volatility into reported net earnings and other comprehensive income, which may continue depending on market conditions and our hedging activities. However, the changes required by SFAS No. 133 are expected to affect only the reporting of noncash gains and losses. For additional information, see Notes 1 and 4 of the Notes to the Consolidated Financial Statements.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure provisions of this interpretation are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002, on a prospective basis. This interpretation is not expected to have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. We are currently evaluating our investments in variable interest entities. The requirements of the interpretation, however, are not expected to have a material impact on our financial position or results of operations.

     During the last two years, the FASB has issued a number of other statements that have had no impact on our financial position or results of operations. See Note 1 of the Notes to the Consolidated Financial Statements.

EXH 13-16

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Analysis of Financial Condition

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2002, was 119.90 yen to one U.S. dollar, or 10.1% stronger than the December 31, 2001, exchange rate of 131.95. The stronger yen increased reported investments and cash by $2.9 billion, total assets by $3.2 billion, and total liabilities by $3.1 billion, compared with the amounts that would have been reported for 2002 if the exchange rate had remained unchanged from year-end 2001. See Note 2 of the Notes to the Consolidated Financial Statements.

Market Risks of Financial Instruments

     Our financial instruments are exposed primarily to three types of market risks. They are currency risk, interest rate risk, and equity price risk.

Currency Risk

     The functional currency of AFLAC Japan's insurance operation is the Japanese yen. All of AFLAC Japan's premiums, claims and commissions are received or paid in yen as are most of its investment income and other expenses. Furthermore, most of AFLAC Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. AFLAC Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, AFLAC Incorporated has yen-denominated notes payable and cross-currency swaps related to its senior notes.

     Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, the translation of the reported amounts is affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

     On a consolidated basis, we attempt to match yen-denominated assets to yen-denominated liabilities in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of AFLAC Japan's investment portfolio in dollar-denominated securities (see Note 2 of the Notes to the Consolidated Financial Statements) and by the parent company's issuance of yen-denominated debt (see Notes 4 and 6 of the Notes to the Consolidated Financial Statements). As a result, the effect of currency fluctuations on our net assets is diminished.

     At December 31, consolidated yen-denominated net assets were $991 million in 2002 and $785 million in 2001. AFLAC Japan's yen-denominated net assets were $2.3 billion at December 31, 2002, compared with $1.9 billion a year ago. AFLAC Incorporated's yen-denominated net liabilities were $1.3 billion at December 31, 2002, compared with $1.1 billion a year ago. The following table compares the dollar values of our yen-denominated assets and liabilities and our net yen-denominated asset exposure at various exchange rates.

EXH 13-17

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Dollar Value of Yen-Denominated Assets and Liabilities
at Selected Exchange Rates
(December 31)

(In millions)	2002			2001

Yen/dollar exchange rates	104.90	119.90*	134.90	116.95	131.95*	146.95

Yen-denominated
financial instruments:
Assets:
Securities available for sale:
Fixed maturities	$18,152	$15,881	$14,115	$16,303	$14,450	$12,975
Perpetual debentures	2,703	2,365	2,102	2,493	2,210	1,984
Equity securities	155	136	121	116	103	92
Securities held to maturity:
Fixed maturities	9,594	8,394	7,460	6,112	5,417	4,864
Perpetual debentures	4,229	3,700	3,289	3,730	3,306	2,969
Cash and cash equivalents	1,260	1,102	979	799	708	636
Other financial instruments	9	8	8	6	5	4

Subtotal	36,102	31,586	28,074	29,559	26,199	23,524

Liabilities:
Notes payable	987	863	767	855	758	680
Cross-currency swaps	529	463	412	475	421	378
Obligation for Japanese
policyholder protection fund	260	227	202	209	186	167

Subtotal	1,776	1,553	1,381	1,539	1,365	1,225

Net yen-denominated
financial instruments	34,326	30,033	26,693	28,020	24,834	22,299
Other yen-denominated assets	4,429	3,874	3,444	3,756	3,329	2,989
Other yen-denominated liabilities	(37,622)	(32,916)	(29,256)	(30,890)	(27,378)	(24,583)

Consolidated yen-denominated
net assets subject to foreign
currency fluctuation	$1,133	$991	$881	$886	$785	$705

*Actual year-end exchange rates

     We are only exposed to economic currency risk when yen funds are converted into dollars. This primarily occurs when we convert yen funds that have been transferred from AFLAC Japan to AFLAC U.S. The exchange rates prevailing at the time of transfer may differ from the exchange rates prevailing at the time the yen profits were earned. It has been our practice to transfer yen funds each year from AFLAC Japan to AFLAC U.S. Generally, these yen fund repatriations have represented an amount less than 80% of AFLAC Japan's prior year FSA-based earnings. Typically, a portion of the yen funds transfer is used to service AFLAC Incorporated's yen-denominated notes payable and the remainder is converted into dollars.

EXH 13-18

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For information regarding the effect of foreign currency translation on operating earnings per share, see Foreign Currency Translation on pages 13-9 through 13-10 and Note 2 of the Notes to the Consolidated Financial Statements.

Interest Rate Risk

     Our primary interest rate exposure is a result of the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which measures price percentage volatility, to estimate the sensitivity of our debt securities' fair values to interest rate changes. For example, if the current duration of a debt security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

     The estimated effect of potential increases in interest rates on the fair values of our debt securities, notes payable, cross-currency swaps and our obligation for the Japanese policyholder protection fund follows:

Sensitivity of Fair Values of Financial Instruments
to Interest Rate Changes
(December 31)

	2002		2001

		+100		+100
	Market	Basis	Market	Basis
(In millions)	Value	Points	Value	Points

Debt securities:
Fixed-maturity securities:
Yen-denominated	$24,480	$22,075	$19,711	$17,856
Dollar-denominated	6,778	6,261	5,951	5,497
Perpetual debentures:
Yen-denominated	5,960	5,361	5,477	4,909
Dollar-denominated	365	345	344	302

Total debt securities	$37,583	$34,042	$31,483	$28,564

Notes payable*	$1,333	$1,280	$1,181	$1,135

Cross-currency swaps assets	$25	$27	$33	$36

Obligation for Japanese policyholder
protection fund	$227	$227	$186	$186

*Excludes capitalized lease obligations

     Changes in the interest rate environment have contributed to significant unrealized gains on our debt securities. However, we do not expect to realize a majority of these unrealized gains because we have the intent and ability to hold these securities to maturity. Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

EXH 13-19

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years in both 2002 and 2001. The average duration of the yen-denominated debt securities was approximately 10 years in both 2002 and 2001. The average duration of premiums to be received in the future was approximately nine years in both 2002 and 2001. The following table shows a comparison of average assumed interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits
and Investment Yields
(Net of investment expenses)

	2002			2001			2000

	U.S.	Japan	*	U.S.	Japan	*	U.S.	Japan	*

Policies issued during year:
Required interest on
policy reserves	6.48%	2.98%		6.43%	2.99%		6.48%	3.00%
New money yield on
investments	7.52	3.59		7.73	3.51		8.15	3.51
Policies in force during year:
Required interest on
policy reserves	6.39	5.02		6.41	5.12		6.42	5.21
Net investment yield	7.56	4.40		7.67	4.40		7.62	4.55

*Represents yen-denominated investments for AFLAC Japan that support policy obligations and therefore excludes AFLAC Japan's dollar-denominated investments and related investment income

     Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.40%. These securities total $939 million at amortized cost and have an average yield of 6.14%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. And despite the negative investment spreads, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable mortality, morbidity, and expenses.

Equity Price Risk

     Equity securities at December 31, 2002, totaled $258 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio was .92 at December 31, 2002. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 9.2%, or $24 million.

EXH 13-20

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Investments and Cash

     Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to meet this objective through a mix of investments that reflects the characteristics of the liabilities they support and diversification of investments by interest rate, currency, liquidity, credit and equity price risk.

     For 2002, the increase in investments and cash reflected the effect of a stronger yen/dollar exchange rate, general levels of investment yields for debt securities, the substantial cash flows in the functional currencies of our operations, and an increase in cash collateral from loaned securities at year-end. See Capital Resources and Liquidity on page 13-26 for additional information.

     The following table presents an analysis of investment securities at December 31:

	AFLAC Japan		AFLAC U.S.

(In millions)	2002	2001	2002		2001

Securities available for sale, at fair value:
Fixed maturities	$18,036	$16,342	$4,623	*	$4,058	*
Perpetual debentures	2,569	2,399	161		155
Equity securities	136	103	122		142

Total available for sale	20,741	18,844	4,906		4,355

Securities held to maturity, at amortized cost:
Fixed maturities	8,394	5,417	-		-
Perpetual debentures	3,700	3,306	-		-

Total held to maturity	12,094	8,723	-		-

Total investment securities	$32,835	$27,567	$4,906		$4,355

*Includes securities held by the parent company of $207 in 2002 and $243 in 2001

     Privately issued securities, at amortized cost, accounted for $20.6 billion, or 60.2%, of total debt securities as of December 31, 2002, compared with $16.7 billion, or 57.1%, at December 31, 2001. Privately issued securities held by AFLAC Japan at amortized cost accounted for $19.3 billion, or 56.3%, and $15.4 billion, or 52.5%, of total debt securities at December 31, 2002 and 2001, respectively. Of the total privately issued securities, reverse-dual currency debt securities accounted for $4.7 billion, or 22.6%, as of December 31, 2002, compared with $4.2 billion, or 25.2%, at December 31, 2001. AFLAC Japan has invested in yen-denominated privately issued securities to secure higher yields than those available from Japanese government bonds. Our investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers, which helps reduce our exposure to Japanese corporate issuers. These non-Japanese issuers are willing to issue yen-denominated securities with longer maturities, thereby allowing us to improve our asset and liability matching and our overall investment returns.

EXH 13-21

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     We continue to adhere to prudent standards for credit quality. Most of our privately issued securities are issued under medium-term note programs and have standard covenants commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required. AFLAC invests primarily within the debt securities markets, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. The percentage distribution of our debt securities, at amortized cost, by credit rating as of December 31 was as follows:

	2002	2001

AAA	2.3%	2.4%
AA	34.6	39.9
A	36.8	36.2
BBB	24.0	20.3
BB	2.3	1.2

	100.0%	100.0%

     Debt security purchases were as follows:

	2002	2001

AAA	1.7%	2.6%
AA	21.1	12.5
A	47.5	49.1
BBB	29.7	35.8

	100.0%	100.0%

     The overall credit quality of our portfolio remains high. Our investment policy prohibits us from purchasing below-investment-grade securities. In the event of a credit rating downgrade, we do not automatically liquidate our position. Rather, investment management carefully reviews the investment and updates its credit analysis to determine if the investment should be impaired and/or liquidated.

     Net unrealized gains of $3.3 billion on investment securities at December 31, 2002, consisted of $4.3 billion in gross unrealized gains and $1.0 billion in gross unrealized losses. Net unrealized gains of $2.2 billion on investment securities at December 31, 2001, consisted of $3.1 billion in gross unrealized gains and $869 million in gross unrealized losses. Gross unrealized losses on investment-grade securities were $870 million in 2002 and $841 million in 2001.

     Net unrealized losses of $156 million on our below-investment-grade securities at December 31, 2002 consisted of $163 million of gross unrealized losses and $7 million of gross unrealized gains. Net unrealized losses of $7 million on below-investment-grade securities at December 31, 2001 consisted of $28 million of gross unrealized losses and $21 million of gross unrealized gains. These below-investment-grade securities, which are held in our available-for-sale portfolio, comprise 2.3% of total investment securities at amortized cost, compared with 1.2% in 2001. Below-investment-grade securities owned as of December 31 were as follows:

EXH 13-22

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
Below-Investment-Grade Securities

	2002		2001

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

KLM Royal Dutch Airlines	$250	$158	$ *	$ *
Levi Strauss & Co.	117	117	106	108
BIL Asia Group	133	124	189	163
Asahi Bank	42	46	*	*
LeGrand	86	66	*	*
Cerro Negro Finance	67	40	*	*
Tennessee Gas Pipeline	40	33	-	-
PDVSA Finance	32	25	*	*
KDDI	22	21	20	18
Other	2	5	40	59

Total	$791	$635	$355	$348

*Investment-grade prior to 2002

     As part of our investment activities, we have investments in several fixed-maturity yen-denominated variable interest entities (VIEs). See Notes 1 and 3 of the Notes to the Consolidated Financial Statements for additional information.

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulatory requirements became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the FSA. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize fluctuations in our Japanese solvency margin ratio, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. We also reclassified debt securities with a fair value of $2.3 billion from the available-for-sale category to the held-to-maturity category as of March 31, 2001.

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2002 and 2001. Cash, cash equivalents and short-term investments totaled $1.4 billion, or 3.5% of total investments and cash, as of December 31, 2002, compared with $853 million, or 2.6% of total investments and cash, at December 31, 2001.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

     Deferred policy acquisition costs totaled $4.3 billion at December 31, 2002, an increase of $626 million, or 17.1% for the year. AFLAC Japan's deferred policy acquisition costs were $2.9 billion at December 31, 2002, an increase of $397 million, or 16.1% (5.5% increase in yen). At December 31, 2002, deferred policy acquisition costs of AFLAC U.S. were $1.4 billion, an increase of $229 million, or 19.4%. The increase in deferred policy acquisition costs was primarily driven by increases in new annualized premium sales. The stronger yen at year-end also increased reported deferred policy acquisition costs by $262 million.

EXH 13-23

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Policy Liabilities

     Policy liabilities totaled $32.7 billion at December 31, 2002, an increase of $5.1 billion, or 18.6% for the year. AFLAC Japan's policy liabilities were $29.4 billion at December 31, 2002, an increase of $4.7 billion, or 19.2% (8.3% increase in yen). At December 31, 2002, policy liabilities of AFLAC U.S. were $3.3 billion, an increase of $397 million, or 13.8%. The stronger yen at year-end increased reported policy liabilities by $2.7 billion. The aging of policies in force and increases from new business also contributed to the increase in policy liabilities.

Notes Payable

     In September 2000, the Parent Company filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes in Japan. These securities are not for sale to U.S. residents or entities. In 2000, we issued 30 billion yen of 1.55% Samurai notes due October 2005 ($250 million using the December 31, 2002 exchange rate). In 2001, we issued 40 billion yen of .87% Samurai notes due June 2006 ($334 million using the December 31, 2002 exchange rate). In 2002, we issued 30 billion yen of .96% Samurai notes due June 2007 ($250 million using the December 31, 2002 exchange rate). All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium. Proceeds were used for various corporate purposes.

     In 1999, we issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 2009. At December 31, 2002, the outstanding principal, less unamortized discount, was $449 million. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. The proceeds were used for various corporate purposes. We entered into cross-currency swaps that effectively convert the dollar-denominated principal and interest of these notes into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (55.6 billion yen) with a blended fixed interest rate of 1.67% in yen. At December 31, 2002, the fair value of the swaps was an asset of $25 million, compared with $33 million in 2001.

     For our yen-denominated loans, the principal amounts as stated in dollars fluctuate due to changes in the yen/dollar exchange rate. We have designated these yen-denominated borrowings and the cross-currency swaps as a hedge of our investment in AFLAC Japan. We translate the outstanding principal and related accrued interest payable of these yen-denominated obligations into dollars using end-of-period exchange rates. The resulting foreign currency translation gains/losses are included in accumulated other comprehensive income.

     The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains on investment securities) was 24.8% as of December 31, 2002 and 25.4% as of December 31, 2001.

EXH 13-24

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table summarizes our major contractual obligations apart from those arising from our insurance product and investment purchase activities as of December 31, 2002.

Distribution of Payments by Period
		Less than	One to	Four to	After
(In millions)	Total	one year	three years	five years	five years

Long-term debt	$1,284	$-	$250	$584	$450
Capitalized lease obligations	29	14	14	1	-
Operating lease obligations	97	37	24	9	27
Policyholder protection fund	227	9	41	47	130

Total contractual obligations	$1,637	$60	$329	$641	$607

     As of December 31, 2002, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

Security Lending

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. For further information regarding such arrangements, see Note 3 of the Notes to the Consolidated Financial Statements.

Defined Benefit Pension Plans

     AFLAC U.S. and AFLAC Japan have defined benefit pension plans that cover substantially all full-time employees. General market conditions and the actuarial assumptions used to value our plans' assets and liabilities have a significant impact on plan costs and the reported values of plan assets and liabilities. Generally, the plans are funded annually, with minimum contributions required by applicable regulations, including amortization of unfunded prior service cost. We believe the discount rates, as supported by our consulting actuaries and used in the valuations of our U.S. and Japanese plans, are reasonable.

     At December 31, 2002, other liabilities included a liability for both plans in the amount of $39 million, compared with $20 million a year ago and shareholders' equity reflected a noncash charge of $8 million for the minimum pension liability associated with our U.S. plan. In 2002 consolidated pension expense was $12 million, compared with $8 million in 2001. Pension expense for 2003 is expected to be approximately $8 million for the U.S. plan and 800 million yen ($7 million using the December 31, 2002 exchange rate) for the Japanese plan. We expect to make cash contributions in 2003 of approximately $4 million for the U.S. plan and 871 million yen ($7 million using the December 31, 2002 exchange rate) for the Japanese plan.

Policyholder Protection Fund and State Guaranty Association Assessments

     In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation (LIPPC). Funding by the life insurance industry is generally made over a ten-year period. We recognize charges for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in net earnings.

EXH 13-25

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     In December 2002, we received a formal proposal regarding additional funding for the LIPPC. The proposal was drafted by the FSA and submitted to AFLAC through the Life Insurance Association of Japan and Japan's LIPPC. The proposal included an extension of the Japanese government's pledge to enact fiscal safety-net measures of up to 400 billion yen until March 2006, and for the industry to contribute an additional 78 billion yen to the LIPPC. In addition to the bankruptcy laws that allow for the rehabilitation of life insurers, these funds will be used to support policyholder obligations of failed life insurance companies. Despite our vote against the proposal, it passed when members of the LIPPC voted on December 27, 2002. We recorded an after-tax charge of $26 million, or $.05 per diluted share, for our estimated portion of the additional industry contribution.

     Under insurance guaranty association laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the United States currently involved in insolvency proceedings will not materially impact our financial position or results of operations.

Capital Resources and Liquidity

     The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

     Our investment objectives provide for liquidity through the ownership of investment-grade debt securities. AFLAC insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC's policies provide fixed-benefit amounts rather than reimbursement for actual medical costs and therefore generally are not subject to the risks of medical-cost inflation.

     The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

     The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. AFLAC's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. The NAIC's risk-based capital formula is used by insurance regulators to facilitate identification of inadequately capitalized insurance companies. The formula evaluates insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of

EXH 13-26

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the risk-based capital formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters. We believe that we will continue to maintain a strong risk-based capital ratio and statutory capital and surplus position in future periods.

     In addition to restrictions by U.S. insurance regulators, the FSA may not allow transfers of funds from AFLAC Japan if the transfers would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin ratio significantly exceeds regulatory minimums. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. During 2002, AFLAC Japan paid $25 million to AFLAC Incorporated for management fees, compared with $20 million in both 2001 and 2000. In 2002, expenses allocated to AFLAC Japan were $22 million, compared with $24 million in 2001 and $22 million in 2000. During 2002, AFLAC Japan also remitted profits of $383 million (45.3 billion yen) to AFLAC U.S., compared with $185 million (23.0 billion yen) in 2001 and $157 million (17.0 billion yen) in 2000. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

     For the Japanese reporting fiscal year ended March 31, 2002, AFLAC Japan adopted a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, debt securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan's debt securities have been classified as either available for sale or held to maturity.

     Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale are reported in FSA capital and surplus and reflected in the solvency margin ratio. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin ratio and amounts available for annual profit repatriation.

     AFLAC Incorporated's insurance operations continue to provide the primary sources of its liquidity through dividends and management fees. We occasionally access debt and equity security markets to provide additional sources of capital. (See discussion on page 13-24 under notes payable.) Capital is primarily used to fund business expansion, capital expenditures and our share repurchase program We believe outside sources for additional debt and equity capital, if needed, will continue to be available.

     AFLAC Incorporated received dividends from AFLAC in the amount of $358 million in 2002, compared with $204 million in 2001 and $234 million in 2000. The increase in dividends resulted from management's decision to remove excess capital from Japan in an effort to achieve better investment returns in the United States. In 2002, we issued 30 billion yen of yen-denominated Samurai notes in Japan (approximately $254 million at that date). AFLAC Incorporated received approximately $333 million (40 billion yen) in 2001 from the issuance of Samurai notes in Japan. In 2000, we issued 30 billion yen of yen-denominated Samurai notes in Japan (approximately $277 million at that date).

EXH 13-27

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Rating Agencies

     AFLAC is rated "AA" by both Standard & Poor's and Fitch Ratings for financial strength. During 2002, Moody's upgraded AFLAC's financial strength rating from "Aa3" to "Aa2." A.M. Best assigned AFLAC an "A+, Superior" rating for financial strength and operating performance. AFLAC Incorporated's credit rating for senior debt is "A" by Standard & Poor's, "A+" by Fitch Ratings, and "A2" by Moody's.

Other

     For information regarding commitments and contingent liabilities, see Note 11 of the Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

     We translate operating cash flows for AFLAC Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31:

Consolidated Cash Flows by Activity
(For the years ended December 31)

(In millions)	2002	2001	2000

Operating activities	$3,038	$2,849	$3,245
Investing activities	(2,274)	(2,473)	(3,059)
Financing activities	(320)	(42)	(130)
Exchange effect on cash and cash equivalents	83	(91)	(63)

Net change in cash and cash equivalents	$527	$243	$(7)

Operating Activities

     In 2002 consolidated cash flow from operations increased 6.6% to $3.0 billion, compared with $2.8 billion in 2001 and $3.2 billion in 2000. Net cash flow from operations other than Japan increased 10.9% in 2002 to $521 million, compared with $470 million in 2001 and $348 million in 2000. Net cash flow from operations for AFLAC Japan increased 5.8% in 2002 to $2.5 billion, compared with $2.4 billion in 2001 and $2.9 billion in 2000. The increase in Japan cash flows in 2002 was primarily attributable to the growth of our business partially offset by the weaker yen/dollar exchange rate. The decrease in cash flows in 2001 was primarily attributable to the effect of the weaker yen/dollar exchange rate, an increase in tax payments in Japan and increased expenditures for the new computerized policy administration system for AFLAC Japan. The weakening of the yen decreased AFLAC Japan's cash flows by $75 million in 2002 and $303 million in 2001. The strengthening of the yen in 2000 increased AFLAC Japan's cash flows by $156 million. Excluding the effect of foreign currency translation, AFLAC Japan's cash flows increased 8.9% in 2002, compared with a decrease of 7.4% in 2001, and an increase of 11.0% in 2000. AFLAC Japan contributed 83% of the consolidated cash flow from operations in 2002, 84% in 2001 and 89% in 2000.

EXH 13-28

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Investing Activities

     Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. Consolidated cash flow used by investing activities decreased 8.1% to $2.3 billion in 2002, compared with $2.5 billion in 2001 and $3.1 billion in 2000. AFLAC Japan accounted for 81% of the consolidated net cash used by investing activities in 2002, compared with 83% in 2001 and 90% in 2000.

     When market opportunities arise, we dispose of selected debt securities that are available for sale to improve future investment yields and/or improve the duration matching of our assets and liabilities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 3% and 8% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 2002.

     Net additions to property and equipment, including capitalized lease obligations, were $33 million in 2002, $62 million in 2001, and $51 million in 2000.

Financing Activities

     Net cash used by financing activities was $320 million in 2002, $42 million in 2001 and $130 million in 2000. In 2002, we received net proceeds of $254 million in connection with the issuance in Japan of .96% Samurai notes due in 2007. We also paid in full, $221 million, our revolving credit agreement. In 2001, we received net proceeds of $333 million in connection with the issuance in Japan of .87% Samurai notes due in 2006. We also paid $103 million in connection with the scheduled maturity of our yen-denominated unsecured credit agreement. In 2000, we received net proceeds of $277 million in connection with the issuance in Japan of 1.55% Samurai notes due in 2005. Treasury stock purchases were $346 million (12 million shares) in 2002, compared with $350 million (12 million shares) in 2001 and $239 million (10 million shares) in 2000. We issued treasury shares for certain AFLAC stock option exercises, additional stock purchases by shareholders in the dividend reinvestment plan and stock issued to sales associates.

     Dividends to shareholders in 2002 were $119 million ($112 million paid in cash; $7 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2001 were $101 million ($95 million paid in cash; $6 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2000 were $87 million ($82 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan). The 2002 dividend of $.23 per share increased 19.2% over 2001. The 2001 dividend of $.193 per share increased 15.6% over 2000. The 2000 dividend of $.167 per share increased 13.6% over 1999.

EXH 13-29

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Forward-Looking Information

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

     We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements:

    legislative and regulatory developments,
    assessments for insurance company insolvencies,
    competitive conditions in the United States and Japan,
    new product development,
    ability to attract and retain qualified sales associates,
    ability to repatriate profits from Japan,
    changes in U.S. and/or Japanese tax laws or accounting requirements, credit and other risks associated with AFLAC's investment activities, significant changes in interest rates,
    fluctuations in foreign currency rates,
    deviations in actual experience from pricing and reserving assumptions, level and outcome of litigation,
    downgrades in the company's credit rating,
    changes in rating agency policies or practices,
    subsidiary's ability to pay dividends to parent company, and general economic conditions in the United States and Japan.

EXH 13-30

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings
Years Ended December 31,

(In millions, except for share and per-share amounts)	2002	2001	2000

Revenues:
Premiums, principally supplemental health insurance	$8,595	$8,061	$8,222
Net investment income	1,614	1,550	1,550
Realized investment gains (losses)	(14)	(31)	(102)
Other income	62	18	33

Total revenues	10,257	9,598	9,703

Benefits and expenses:
Benefits and claims	6,589	6,303	6,601
Acquisition and operating expenses:
Amortization of deferred policy acquisition costs	385	328	302
Insurance commissions	1,037	1,006	1,040
Insurance expenses	842	793	758
Interest expense	20	19	19
Japanese policyholder protection fund provision	40	-	-
Termination of retirement liability	-	-	(101)
Other operating expenses	85	68	72

Total acquisition and operating expenses	2,409	2,214	2,090

Total benefits and expenses	8,998	8,517	8,691

Earnings before income taxes	1,259	1,081	1,012

Income tax expense (benefit):
Current	353	338	338
Deferred	85	56	(13)

Total income taxes	438	394	325

Net earnings	$821	$687	$687

(continued)

EXH 13-31

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings (continued)
Years Ended December 31,

	2002	2001	2000

Net earnings per share:
Basic	$1.59	$1.31	$1.30
Diluted	1.55	1.28	1.26

Common shares used in computing
earnings per share (In thousands):
Basic	517,541	525,098	530,607
Diluted	528,326	537,383	544,906

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-32

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31,

(In millions)	2002	2001

Assets:
Investments and cash:
Securities available for sale, at fair value:
Fixed maturities (amortized cost $19,423 in 2002 and $18,048 in 2001)	$22,659	$20,400
Perpetual debentures (amortized cost $2,758 in 2002 and $2,497 in 2001)	2,730	2,554
Equity securities (cost $262 in 2002 and $215 in 2001)	258	245
Securities held to maturity, at amortized cost:
Fixed maturities (fair value $8,599 in 2002 and $5,262 in 2001)	8,394	5,417
Perpetual debentures (fair value $3,595 in 2002 and $3,267 in 2001)	3,700	3,306
Other investments	27	18
Cash and cash equivalents	1,379	852

Total investments and cash	39,147	32,792
Receivables, primarily premiums	435	341
Accrued investment income	414	381
Deferred policy acquisition costs	4,277	3,651
Property and equipment, at cost less accumulated depreciation	482	456
Other	303	239

Total assets	$45,058	$37,860

(continued)

EXH 13-33

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets (continued)
December 31,

(In millions, except for share and per-share amounts)	2002	2001

Liabilities and shareholders' equity:
Liabilities:
Policy liabilities:
Future policy benefits	$29,797	$25,106
Unpaid policy claims	1,753	1,615
Unearned premiums	428	352
Other policyholders' funds	748	519

Total policy liabilities	32,726	27,592
Notes payable	1,312	1,207
Income taxes	2,364	2,091
Payables for security transactions	274	271
Payables for return of cash collateral on loaned securities	1,049	494
Other	939	780
Commitments and contingent liabilities (Notes 10 and 11)

Total liabilities	38,664	32,435

Shareholders' equity:
Common stock of $.10 par value. In thousands:
authorized 1,000,000 shares; issued 648,618
shares in 2002 and 646,559 shares in 2001	65	65
Additional paid-in capital	371	338
Retained earnings	5,244	4,542
Accumulated other comprehensive income:
Unrealized foreign currency translation gains	222	213
Unrealized gains on investment securities	2,416	1,878
Minimum pension liability adjustment	(8)	-
Treasury stock, at average cost	(1,916)	(1,611)

Total shareholders' equity	6,394	5,425

Total liabilities and shareholders' equity	$45,058	$37,860

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-34

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31,

(In millions, except for per-share amounts)	2002	2001	2000

Common stock:
Balance, beginning of year	$65	$32	$32
Exercise of stock options	-	1	-
Two-for-one stock split	-	32	-

Balance, end of year	65	65	32

Additional paid-in capital:
Balance, beginning of year	338	336	310
Exercise of stock options, including income tax benefits	11	10	18
Gain on treasury stock reissued	22	24	8
Two-for-one stock split	-	(32)	-

Balance, end of year	371	338	336

Retained earnings:
Balance, beginning of year	4,542	3,956	3,356
Net earnings	821	687	687
Dividends to shareholders ($.23 per share in 2002,
$.193 per share in 2001, and $.167 in 2000)	(119)	(101)	(87)

Balance, end of year	5,244	4,542	3,956

Accumulated other comprehensive income:
Balance, beginning of year	2,091	1,668	1,264
Change in unrealized foreign currency translation
gains (losses) during year, net of income taxes	9	19	(38)
Change in unrealized gains (losses) on investment
securities during year, net of income taxes	538	404	442
Minimum pension liability adjustment during year, net
of income taxes	(8)	-	-

Balance, end of year	2,630	2,091	1,668

Treasury stock:
Balance, beginning of year	(1,611)	(1,298)	(1,094)
Purchases of treasury stock	(346)	(350)	(239)
Cost of shares issued	41	37	35

Balance, end of year	(1,916)	(1,611)	(1,298)

Total shareholders' equity	$6,394	$5,425	$4,694

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-35

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

(In millions)	2002	2001	2000

Cash flows from operating activities:
Net earnings	$821	$687	$687
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Change in receivables and advance premiums	(11)	(44)	(35)
Increase in deferred policy acquisition costs	(372)	(325)	(310)
Increase in policy liabilities	2,385	2,380	2,719
Change in income tax liabilities	67	46	295
Realized investment losses	14	31	102
Japanese policyholder protection fund provision	40	-	-
Termination of retirement liability	-	-	(101)
Other, net	94	74	(112)

Net cash provided by operating activities	3,038	2,849	3,245

Cash flows from investing activities:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	1,729	1,799	795
Fixed maturities matured	1,188	700	454
Equity securities and other	69	92	35
Securities held to maturity:
Fixed maturities matured or called	240	128	18
Costs of investments acquired:
Securities available for sale:
Fixed maturities	(3,057)	(2,441)	(4,360)
Perpetual debentures	-	(495)	(26)
Equity securities	(130)	(152)	(67)
Securities held to maturity:
Fixed maturities	(2,619)	(2,040)	-
Perpetual debentures	(136)	(416)	-
Cash received as collateral on loaned securities, net	485	416	127
Additions to property and equipment, net	(25)	(45)	(26)
Other, net	(18)	(19)	(9)

Net cash used by investing activities	$(2,274)	$(2,473)	$(3,059)

(continued)

EXH 13-36

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years Ended December 31,

(In millions)	2002	2001	2000

Cash flows from financing activities:
Proceeds from borrowings	$254	$333	$294
Principal payments under debt obligations	(234)	(116)	(187)
Change in investment-type contracts, net	74	138	38
Dividends paid to shareholders	(112)	(95)	(82)
Purchases of treasury stock	(346)	(350)	(239)
Treasury stock reissued	35	38	31
Other, net	9	10	15

Net cash used by financing activities	(320)	(42)	(130)

Effect of exchange rate changes on cash
and cash equivalents	83	(91)	(63)

Net change in cash and cash equivalents	527	243	(7)
Cash and cash equivalents, beginning of year	852	609	616

Cash and cash equivalents, end of year	$1,379	$852	$609

Supplemental disclosures of cash flow
information - See Note 12

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-37

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31,

(In millions)	2002	2001	2000

Net earnings	$821	$687	$687

Other comprehensive income before income taxes:
Foreign currency translation adjustments:
Change in unrealized foreign currency
translation gains (losses) during year	(72)	119	97
Unrealized gains (losses) on investment securities:
Unrealized holding gains (losses) arising during year	763	509	521
Reclassification adjustment for realized (gains)
losses included in net earnings	13	3	101
Minimum pension liability adjustment during year	(8)	-	-

Total other comprehensive income
before income taxes	696	631	719
Income tax expense related to items of
other comprehensive income	157	207	315

Other comprehensive income
net of income taxes	539	424	404

Total comprehensive income	$1,360	$1,111	$1,091

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-38

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed at worksites through independent agents with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 75% of the Company's total revenues in 2002, 78% in 2001 and 82% in 2000, and 84% of total assets at both December 31, 2002 and 2001.

     Basis of Presentation: We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     Translation of Foreign Currencies: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using weighted-average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2002.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

     We have designated the cross-currency swaps and the yen-denominated notes payable held by the Parent Company as a hedge of our investment in AFLAC Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are included in accumulated other comprehensive income.

EXH 13-39

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

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

     Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

     Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

     Investments: Our debt securities include fixed-maturity securities and perpetual debentures, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities, or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss.

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impacted investment classifications and solvency margin calculations on a Japanese accounting basis. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize potential fluctuations of future solvency margins, we made certain reclassifications of debt securities between the held-to-maturity and available-for-sale categories as of March 31, 2001 (see Note 3).

     The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are included in accumulated other comprehensive income.

     Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount, or amortization of premium. The amortized cost of debt securities we purchase at a discount will equal the face or par value at maturity. Debt securities that we purchase at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

EXH 13-40

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

     We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

     Our portfolio managers and credit research personnel routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and our intent and ability to retain the investment to allow for recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analysis, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security and report a realized loss in the consolidated statements of earnings.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

     Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and persistency assumptions used for computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

     Policy Liabilities: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation.

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions and include a provision for adverse deviation. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

EXH 13-41

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

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

     Derivatives: We have only limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2002, our only outstanding derivative contracts were cross-currency swaps. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (see the section in this note titled, "New Accounting Pronouncements").

     The adoption of SFAS No. 133 changed the accounting and disclosure requirements for our derivative instruments. In accordance with SFAS No. 133, we recognize the fair value of all derivatives as either assets or liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

     We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values of the hedged items. The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value.

     At December 31, 2002, our cross-currency swaps outstanding were related to the $450 million of senior notes (see Notes 4 and 6). We have designated these swaps as a hedge of our investment in AFLAC Japan. The fair value of the cross-currency swaps is affected by changes in the yen/dollar exchange rate and changes in yen and dollar interest rates.

     Prior to the adoption of SFAS No. 133 in 2001, we reported the fair value of the currency portion of the cross-currency swaps on the balance sheet and the change in fair value was included in accumulated other comprehensive income. The portion of the swaps' fair value related to the interest rate component and changes therein were not included in the financial statements.

     Policyholder Protection Fund and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection fund. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in net earnings.

     In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

EXH 13-42

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Employee Stock Options: At December 31, 2002, we had an employee stock option plan, which is described more fully in Note 8. We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our plan. No compensation expense is reflected in net earnings as all options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

(In millions, except for per-share amounts)	2002	2001	2000

Net earnings, as reported	$821	$687	$687
Deduct compensation expense determined under a
fair value method, net of tax	(36)	(33)	(27)

Pro forma net earnings	$785	$654	$660

Earnings per share:
Basic - as reported	$1.59	$1.31	$1.30
Basic - pro forma	1.52	1.25	1.25

Diluted - as reported	$1.55	$1.28	$1.26
Diluted - pro forma	1.48	1.22	1.21

     Treasury Shares: Treasury shares we acquire are reflected as a reduction of shareholders' equity at cost, which is the market value at the time of the transaction. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We include any gains and losses in additional paid-in capital when treasury shares are reissued.

     Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options.

     New Accounting Pronouncements: In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This standard, which amends the transition and disclosure issues associated with SFAS No. 123, became effective for years ending after December 15, 2002. We have no plans to adopt the fair value provisions of SFAS No. 123. The requirements of this standard are not expected to impact our financial position or results of operations.

     We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. Under this standard, the fair values of derivatives are reported as assets or liabilities on the balance sheet. The fair value of our derivatives increases or decreases as exchange rates, interest rates and general economic conditions change. The adoption of this accounting standard introduced additional volatility into reported net earnings and other comprehensive income, which may continue depending on market conditions and our hedging activities. SFAS No. 133 did not affect the way we recognize the change in fair

EXH 13-43

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

value of the accrued interest component or the foreign currency portion of the cross-currency swaps. However, we now recognize the change in fair value of the interest rate component in other income. Prior to the adoption of SFAS No. 133 in 2001, the fair value of the interest rate component and changes therein were not recognized in the financial statements. The cumulative transition effect associated with this new accounting standard was a gain of approximately $293,000. Net earnings included a gain of $37 million ($.07 per diluted share) in 2002 and $1 million (nil per diluted share) in 2001, representing the change in fair value of the interest rate component of the swaps. See Note 4 for additional information on our derivative and nonderivative financial instruments.

     During the last two years, the FASB has issued a number of accounting pronouncements with various effective dates: SFAS No. 141, Business Combinations; SFAS No. 142, Goodwill and Other Intangible Assets; SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets; SFAS No. 145, Recision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities; and SFAS No. 147, Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. These pronouncements do not have a material effect on our financial statements.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure provisions of this interpretation are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002, on a prospective basis. This interpretation is not expected to have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. We are currently evaluating our investments in variable interest entities. The requirements of the interpretation, however, are not expected to have a material impact on our financial position or results of operations.

     Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings.

EXH 13-44

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company consists of two reportable insurance business segments: AFLAC Japan and AFLAC U.S. We sell supplemental health and life insurance through AFLAC Japan and AFLAC U.S. Most of our policies are individually underwritten and marketed at worksites through independent agents with premiums paid by the employee.

     Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate our business segments using a non-GAAP financial performance measure called pretax operating earnings. Our definition of pretax operating earnings excludes from net earnings the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps beginning in 2001, the charge for the Japanese policyholder protection fund in 2002, and the gain from the termination of a retirement liability in 2000. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding components of operations and lines of business for the years ended December 31 follows:

EXH 13-45

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
(In millions)	2002	2001	2000

Revenues:
AFLAC Japan:
Earned premiums:
Cancer life	$4,492	$4,508	$4,976
Other accident and health	1,201	1,075	1,037
Life insurance	680	634	655
Net investment income	1,276	1,234	1,261
Other income	1	1	7

Total AFLAC Japan	7,650	7,452	7,936

AFLAC U.S.:
Earned premiums:
Cancer expense	757	654	585
Accident/disability	900	713	565
Other health	487	416	360
Life insurance	77	61	44
Net investment income	331	303	277
Other income	9	8	5

Total AFLAC U.S.	2,561	2,155	1,836

Other business segments	48	32	31

Total business segments	10,259	9,639	9,803
Realized investment gains (losses)	(14)	(31)	(102)
Corporate*	78	31	32
Intercompany eliminations	(66)	(41)	(30)

Total revenues	$10,257	$9,598	$9,703

Earnings before income taxes:
AFLAC Japan	$938	$823	$771
AFLAC U.S.	402	345	290
Other business segments	1	(8)	(6)

Total business segments	1,341	1,160	1,055
Realized investment gains (losses)	(14)	(31)	(102)
Japanese policyholder protection fund provision	(40)	-	-
Termination of retirement liability	-	-	101
Interest expense, noninsurance operations	(16)	(16)	(16)
Corporate*	(12)	(32)	(26)

Total earnings before income taxes	$1,259	$1,081	$1,012

Advertising expense:
AFLAC Japan	$48	$60	$62
AFLAC U.S.	57	45	38

Total advertising expense	$105	$105	$100

*Includes investment income of $7 in 2002, $13 in 2001 and $12 in 2000. Also includes a gain of $37 in 2002 and $1 in 2001 related to the change in fair value of the interest rate component of the cross-currency swaps.

EXH 13-46

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Assets at December 31 were as follows:

(In millions)	2002	2001

Assets:
AFLAC Japan	$37,983	$31,729
AFLAC U.S.	6,672	5,729
Other business segments	62	43

Total business segments	44,717	37,501
Corporate	7,887	6,830
Intercompany eliminations	(7,546)	(6,471)

Total assets	$45,058	$37,860

     Net additions to property and equipment, including capitalized lease obligations, were $33 million in 2002, $62 million in 2001 and $51 million in 2000. Total depreciation and amortization expense was $60 million in 2002, $37 million in 2001, and $33 million in 2000; AFLAC Japan accounted for $29 million in 2002, $21 million in 2001, and $20 million in 2000.

     Advertising and depreciation expenses are included in insurance expenses in the consolidated statements of earnings.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2002, $217 million, or 49.9% of total receivables were related to AFLAC Japan's operations, compared with $171 million, or 50.1%, at December 31, 2001.

     Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2002, and their effect on selected financial data.

	2002	2001	2000

Balance Sheets:
Yen/dollar exchange rate at December 31	119.90	131.95	114.75
Yen percent strengthening (weakening)	10.1%	(13.0)%	(10.8)%
Exchange effect on total assets (billions)*	$3.2	$(4.4)	$(3.6)
Exchange effect on total liabilities (billions)*	$3.1	$(4.3)	$(3.5)
Statements of Earnings:
Weighted-average yen/dollar exchange rate	125.15	121.54	107.83
Yen percent strengthening (weakening)	(2.9)%	(11.3)%	5.7%
Exchange effect on net earnings (millions)*	$(10)	$(39)	$11
Exchange effect on diluted net EPS*	$(.02)	$(.07)	$.02

*Exchange effect amounts were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

EXH 13-47

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     AFLAC Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in AFLAC Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in AFLAC Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-year exchange rates):

(In millions)	2002	2001

AFLAC Japan net assets	$4,806	$4,128
Less:
AFLAC Japan dollar-denominated net assets	2,518	2,193
Parent Company yen-denominated net liabilities	1,297	1,150

Consolidated yen-denominated net assets subject to
foreign currency translation fluctuations	$991	$785

     Remittances from AFLAC Japan: AFLAC Japan makes payments to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $429 million in 2002, $228 million in 2001 and $199 million in 2000. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.

     Policyholder Protection Fund: In December 2002, the Japanese Life Insurance Policyholder Protection Corporation agreed to increase the life insurance industry's obligation to the Japanese policyholder protection fund. We recognized our estimated share of this obligation in 2002 and decreased pretax earnings by $40 million ($26 million after taxes, or $.05 per diluted share). The total liability accrued for our obligations to the policyholder protection fund was $227 million (27.3 billion yen) at December 31, 2002, compared with $186 million (24.5 billion yen) a year ago. The obligation is expected to be payable in installments through 2011.

EXH 13-48

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(3)  INVESTMENTS

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table:

	2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$6,572	$1,950	$1	$8,521
Municipalities	20	5	-	25
Public utilities	2,438	380	-	2,818
Sovereign and supranational	77	16	-	93
Banks/financial institutions	2,821	423	24	3,220
Other corporate	1,139	97	32	1,204

Total yen-denominated	13,067	2,871	57	15,881

Dollar-denominated:
Government	64	9	-	73
Municipalities	81	12	-	93
Mortgage-backed securities	77	6	-	83
Public utilities	708	57	8	757
Sovereign and supranational	251	27	5	273
Banks/financial institutions	2,497	215	65	2,647
Other corporate	2,678	270	96	2,852

Total dollar-denominated	6,356	596	174	6,778

Total fixed maturities	19,423	3,467	231	22,659

Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,427	120	182	2,365
Dollar-denominated:
Banks/financial institutions	331	37	3	365

Total perpetual debentures	2,758	157	185	2,730

Equity securities	262	28	32	258

Total securities available for sale	$22,443	$3,652	$448	$25,647

EXH 13-49

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
	2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Government	$1,401	$64	$48	$1,417
Municipalities	260	33	-	293
Public utilities	956	56	26	986
Banks/financial institutions	2,849	255	108	2,996
Other corporate	2,928	172	193	2,907

Total fixed maturities	8,394	580	375	8,599

Perpetual debentures:
Yen-denominated:
Banks/financial institutions	3,700	103	208	3,595

Total perpetual debentures	3,700	103	208	3,595

Total securities held to maturity	$12,094	$683	$583	$12,194

EXH 13-50

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
	2001

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$5,412	$1,621	$2	$7,031
Municipalities	75	6	-	81
Public utilities	2,953	320	3	3,270
Sovereign and supranational	49	10	-	59
Banks/financial institutions	2,632	302	33	2,901
Other corporate	1,081	66	40	1,107

Total yen-denominated	12,202	2,325	78	14,449

Dollar-denominated:
Government	130	8	-	138
Municipalities	42	3	-	45
Mortgage-backed securities	138	5	-	143
Public utilities	439	16	8	447
Sovereign and supranational	123	12	-	135
Banks/financial institutions	2,260	92	58	2,294
Other corporate	2,714	110	75	2,749

Total dollar-denominated	5,846	246	141	5,951

Total fixed maturities	18,048	2,571	219	20,400

Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,167	137	94	2,210
Dollar-denominated:
Banks/financial institutions	330	15	1	344

Total perpetual debentures	2,497	152	95	2,554

Equity securities	215	49	19	245

Total securities available for sale	$20,760	$2,772	$333	$23,199

EXH 13-51

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
	2001

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Government	$1,280	$20	$70	$1,230
Municipalities	237	12	1	248
Public utilities	630	17	27	620
Banks/financial institutions	1,915	102	153	1,864
Other corporate	1,355	58	113	1,300

Total fixed maturities	5,417	209	364	5,262

Perpetual debentures:
Yen-denominated:
Banks/financial institutions	3,306	133	172	3,267

Total perpetual debentures	3,306	133	172	3,267

Total securities held to maturity	$8,723	$342	$536	$8,529

     Fair values of debt securities and privately issued equity securities were determined using quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources. The data used in estimating fair value include credit spreads of comparably credit-rated securities and market quotations of securities with similar maturity and call structure characteristics. Fair values are then computed using standard industry models that provide pricing data based on a wide variety of inputs as noted above. The fair values provided by outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised. The fair values for publicly traded equity securities were determined using market quotations from the public exchange markets where the security is principally traded.

EXH 13-52

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The contractual maturities of our investments in fixed maturities at December 31, 2002, were as follows:

	AFLAC Japan		AFLAC U.S.

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Available for sale:
Due in one year or less	$619	$635	$74	$75
Due after one year through five years	1,739	1,926	353	373
Due after five years through 10 years	3,765	5,155	418	455
Due after 10 years	8,836	10,248	3,542	3,709
U.S. mortgage-backed securities	67	72	10	11

Total fixed maturities
available for sale	$15,026	$18,036	$4,397	$4,623

Held to maturity:
Due after one year through five years	$47	$51	$-	$-
Due after five years through 10 years	956	1,080	-	-
Due after 10 years	7,391	7,468	-	-

Total fixed maturities held to maturity	$8,394	$8,599	$-	$-

     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     In recent years we have purchased subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at the issue date subsequently increase to a market interest rate plus 150 to 300 basis points and change to a variable interest rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date.

EXH 13-53

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The economic maturities of our investments in perpetual debentures at December 31, 2002, were as follows:

	AFLAC Japan		AFLAC U.S.

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Available for sale:
Due in one year or less	$125	$130	$-	$-
Due after one year through five years	135	150	72	82
Due after five years through 10 years	422	493	-	-
Due after 10 years through 15 years	250	294	-	-
Due after 15 years	1,681	1,502	73	79

Total perpetual debentures
available for sale	$2,613	$2,569	$145	$161

Held to maturity:
Due after five years through 10 years	$927	$961	$-	$-
Due after 10 years through 15 years	1,581	1,549	-	-
Due after 15 years	1,192	1,085	-	-

Total perpetual debentures
held to maturity	$3,700	$3,595	$-	$-

     Privately issued securities, at amortized cost, accounted for $20.6 billion, or 60.2%, of our total debt securities as of December 31, 2002, compared with $16.7 billion, or 57.1%, at December 31, 2001. Privately issued securities held by AFLAC Japan at amortized cost accounted for $19.3 billion, or 56.3%, and $15.4 billion, or 52.5%, of total debt securities at December 31, 2002 and 2001, respectively. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $4.7 billion and $4.2 billion at amortized cost as of December 31, 2002 and 2001, respectively.

     As part of our investment activities, we have investments in several fixed-maturity yen-denominated variable interest entities (VIEs). At December 31, 2002, available-for-sale VIEs totaled $678 million at fair value ($679 million at amortized cost), compared with $596 million at fair value ($617 million at amortized cost) in 2001. At December 31, 2002, held-to-maturity VIEs totaled $267 million at amortized cost ($230 million at fair value), compared with $243 million at amortized cost ($199 million at fair value) in 2001. The underlying collateral assets of the VIEs are either yen-denominated securities or dollar-denominated securities that have been effectively transformed into yen-denominated assets through the use of currency and interest rate swaps. Each VIE has a default trigger whereby default on any of the underlying notes would force dissolution of the VIE, distribution of the underlying securities, and termination of the related swaps. We are not the issuer of any of the VIEs, nor do we retain any control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

EXH 13-54

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

	2002			2001

	Credit	Amortized	Fair	Credit	Amortized	Fair
(In millions)	Rating	Cost	Value	Rating	Cost	Value

Japan National Government	AA	$6,023	$7,878	AA	$4,915	$6,452
Credit Suisse First Boston	A	767	745	A	579	570
The Israel Electric Corporation Limited	A	719	764	A	649	632
Takefuji Corporation	A	676	733		*	*
The Tokyo Electric Power Co., Inc.		*	*	AA	744	844
HBOS PLC		*	*	AA	576	548

*Less than 10%

     At December 31, 2002, we owned debt securities that were rated below investment grade in the amount of $791 million at amortized cost ($635 million at fair value), or 2.3% of total debt securities, compared with $355 million at amortized cost ($348 million at fair value), or 1.2% of total debt securities in 2001. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

     In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were related to the corporate debt security of a Japanese issuer ($37 million) and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $.03 per diluted share).

     In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades. We also recognized pretax impairment losses on equity securities of $31 million, which included a $28 million loss related to our investment in two human resource service companies. In addition, we realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased pretax earnings by $31 million (after-tax, $.06 per diluted share).

     During 2000, the North American issuers of two debt securities that we owned experienced credit rating downgrades. We sold one security reported as available for sale at a pretax loss of $34 million and recognized a pretax impairment loss of $57 million on the other security, which was then transferred from held to maturity to available for sale. These losses and other investment transactions in the normal course of business decreased pretax earnings by $102 million (after-tax, $.12 per diluted share).

EXH 13-55

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2002	2001	2000

Realized investment gains (losses) on securities:
Debt securities:
Available for sale:
Gross gains from sales	$97	$66	$9
Gross losses from sales	(47)	(23)	(53)
Impairment losses	(37)	(55)	-
Net gains (losses) from redemptions	-	1	-
Held to maturity:
Impairment losses	-	-	(57)

Total debt securities	13	(11)	(101)

Equity securities:
Gross gains from sales	8	29	9
Gross losses from sales	(14)	(18)	(10)
Impairment losses	(21)	(31)	-

Total equity securities	(27)	(20)	(1)

Total realized investment losses	$(14)	$(31)	$(102)

Changes in unrealized gains (losses):
Debt securities:
Available for sale	$798	$944	$43
Transferred to held to maturity	11	(387)	(257)
Equity securities	(34)	(46)	(3)

Change in unrealized gains (losses)	$775	$511	$(217)

     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	2002	2001

Unrealized gains on securities available for sale	$3,204	$2,439
Unamortized unrealized gains on securities transferred to held to maturity	625	614
Deferred income taxes	(1,413)	(1,175)

Shareholders' equity, net unrealized gains on investment securities	$2,416	$1,878

EXH 13-56

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the Financial Services Agency. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize future fluctuations in our Japanese solvency margin ratio, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized unrealized gain of $327 million related to these securities. This gain represented the remaining unamortized portion of a $1.1 billion unrealized gain that was established in 1998 when we reclassified $6.4 billion of debt securities from the available-for-sale category to the held-to-maturity category.

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

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related investment assets due to the unavailability of acceptable yen-denominated long-duration securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years for both 2002 and 2001. The average duration of the yen-denominated debt securities was approximately 10 years in both 2002 and 2001. The average duration of premiums to be received in the future was approximately nine years in both 2002 and 2001.

     Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.40%. These securities total $939 million at amortized cost and have an average yield of 6.14%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. And despite the negative investment spreads, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable mortality, morbidity, and expenses.

EXH 13-57

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The components of net investment income for the years ended December 31 were as follows:

(In millions)	2002	2001	2000

Fixed-maturity securities	$1,337	$1,281	$1,280
Perpetual debentures	289	277	278
Short-term investments and cash equivalents	5	9	7
Equity securities and other	3	2	4

Gross investment income	1,634	1,569	1,569
Less investment expenses	20	19	19

Net investment income	$1,614	$1,550	$1,550

     At December 31, 2002, debt securities with a fair value of $12 million were on deposit with regulatory authorities. As of December 31, 2002, $179 million, at fair value, of AFLAC Japan's debt securities had been pledged to Japan's policyholder protection fund. We retain ownership of all securities on deposit and receive the related investment income.

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2002 and 2001, we had security loans outstanding with a fair value of $1.0 billion and $480 million, respectively, and we held cash in the amount of $1.0 billion and $494 million, respectively, as collateral for the loaned securities.

     Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities.

(4)  FINANCIAL INSTRUMENTS

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2002		2001

	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value

Assets:
Fixed-maturity securities	$31,053	$31,258	$25,817	$25,662
Perpetual debentures	6,430	6,325	5,860	5,821
Equity securities	258	258	245	245
Liabilities:
Notes payable (excluding capitalized leases)	1,283	1,333	1,174	1,181
Cross-currency swaps	(25)	(25)	(33)	(33)
Obligation to Japanese policyholder
protection fund	227	227	186	186

EXH 13-58

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented above.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service. The fair values for our cross-currency swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the Japanese policyholder protection fund is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our FSA-based earned premiums and reserves as a percentage of the industry's earned premiums and reserves and applying that percentage to the total industry obligation payable in future years.

     The preceding table excludes liabilities for future policy benefits of $29.8 billion and $25.1 billion at December 31, 2002 and 2001, respectively, as these liabilities are not considered financial instruments.

     Our risk management objectives related to our cross-currency swaps are to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations and to also reduce our interest expense by converting the dollar-denominated principal and interest on our senior notes into yen-denominated obligations. By entering into these cross-currency swaps, we have effectively converted the dollar-denominated principal and interest into yen-denominated obligations, thereby reducing our interest expense from 6.50% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

     As of December 31, 2002, we had outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 6). We designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in AFLAC Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes.

     The components of the fair value of the cross-currency swaps were reflected as an asset or (liability) on the balance sheet as of December 31 as follows:

(In millions)	2002	2001

Interest rate component	$38	$1
Foreign currency component	(18)	27
Accrued interest component	5	5

Total fair value of cross-currency swaps	$25	$33

EXH 13-59

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following is a reconciliation of the foreign currency component of the cross-currency swaps as included in accumulated other comprehensive income.

(In millions)	2002	2001	2000

Balance, beginning of year	$27	$(34)	$(93)
Increase (decrease) in fair value of cross-currency swaps	(8)	62	59
Interest rate component not qualifying for hedge
accounting reclassified to net earnings*	(37)	(1)	-

Balance, end of year	$(18)	$27	$(34)

*Amount not reported in financial statements prior to January 1, 2001.

     We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31, 2002:

Counterparty	Fair Value of Swaps	Notional Amount of Swaps
Credit Rating	(In millions)	(In millions)

AA	$20	$375
A	5	75

Total	$25	$450

     We have also designated our yen-denominated notes payable (see Note 6) as hedges of the foreign currency exposure of our investment in AFLAC Japan.

(5)  POLICY LIABILITIES

     Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 91% and 5% of total policy liabilities at December 31, 2002, respectively. Future policy benefits represent claims that will occur in the future and are calculated as the present value of expected benefits to be paid less the present value of expected net premiums, including a provision for adverse deviation. These present values are determined at policy issuance. Unpaid policy claims include those claims that have occurred and are in the process of payment as well as an estimate of those claims that have occurred but have not yet been reported to us. We regularly review the adequacy of our policy liabilities in total and by component. Our review indicates that our aggregate policy liabilities are adequate; however, due to changes in health care delivery and financing practices in Japan, we have experienced a change in the emergence of the liabilities that represent unpaid policy claims versus future policy benefits.

     Our reviews indicate that we have experienced a decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe the average number of days has declined primarily due to changes in the government-sponsored health care system in Japan. During 2002, this trend accelerated due to additional financial incentives that have been provided to hospitals to shorten the average hospital stay. However, our claims statistics indicate the declines in the average number of days per hospitalization are generally offset by an increase in the average number of hospitalizations required for the treatment of cancer such that the total of hospital days per claimant has not changed proportionally. Our unpaid

EXH 13-60

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

policy claims liability primarily reflects the unpaid costs associated with a current treatment period including necessary hospitalizations. Accordingly, in 2002 we transferred $291 million from unpaid policy claims to the liability for future policy benefits to reflect the anticipated decrease in the number of days per hospitalization for the current treatment period and the associated increase in the expected number of hospitalizations. The transfer to the liability for future policy benefits was necessary because our statistics indicated that there will be an offsetting increase in the number of future hospital days associated with the treatment of cancer. These changes had no effect on net earnings.

     The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates

	Policy Issue			Year of	In 20
(In millions)	Year	2002	2001	Issue	Years

Health insurance:
Japan:	1999 - 2002	$1,109	$559	3.0%	3.0%
	1997 - 1999	1,842	1,412	3.5	3.5
	1995 - 1996	199	165	4.0	4.0
	1994 - 1996	2,780	2,320	4.5	4.5
	1985 - 1994	13,816	11,924	5.25 - 5.65	5.25 - 5.65
	1978 - 1986	3,848	3,419	6.5 - 6.75	5.5
	1974 - 1979	860	784	7.0	5.0

U.S.:	1998 - 2002	433	297	7.0	7.0
	1988 - 2002	882	835	8.0	6.0
	1986 - 2002	965	864	6.0	6.0
	1985 - 1986	26	26	6.5	6.5
	1981 - 1986	240	245	7.0	5.5
	1957 - 1980	41	43	6.0	4.5

Life insurance:
Japan:	2001 - 2002	9	1	1.85	1.85
	1999 - 2002	275	119	3.0	3.0
	1997 - 1999	411	313	3.5	3.5
	1994 - 1996	695	573	4.0	4.0
	1985 - 1993	1,311	1,159	5.25 - 5.65	5.25 - 5.65

U.S.:	1956 - 2002	55	48	4.0 - 6.0	4.0 - 6.0

Total		$29,797	$25,106

     The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 5.0% in 2002, 5.1% in 2001, and 5.2% in 2000; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 2002.

EXH 13-61

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended
December 31:

(In millions)	2002	2001	2000

Unpaid supplemental health claims, beginning of year	$1,540	$1,670	$1,558

Add claims incurred during the year related to:
Current year	3,642	3,454	3,663
Prior years	(354)	(304)	(285)

Total incurred	3,288	3,150	3,378

Less claims paid during the year on claims incurred during:
Current year	2,402	2,285	2,303
Prior years	866	821	813

Total paid	3,268	3,106	3,116

Effect of foreign exchange rate changes on unpaid claims	118	(174)	(150)

Unpaid supplemental health claims, end of year	1,678	1,540	1,670
Unpaid life claims, end of year	75	75	75

Total liability for unpaid policy claims	$1,753	$1,615	$1,745

     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates, including a provision for adverse deviation, and such amounts were impacted by the declining number of hospital days as discussed above.

EXH 13-62

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(6)  NOTES PAYABLE

     A summary of notes payable as of December 31 follows:

(In millions)	2002	2001

6.50% senior notes due April 2009 (principal amount $450)	$449	$449
Yen-denominated Samurai notes:
1.55% notes due October 2005 (principal amount 30 billion yen)	250	227
.87% notes due June 2006 (principal amount 40 billion yen)	334	303
.96% notes due June 2007 (principal amount 30 billion yen)	250	-
Unsecured, yen-denominated notes payable to banks under a revolving credit agreement (principal amount 25.8 billion yen) paid July 2002:
1.24% fixed interest rate	-	29
Variable interest rate	-	166
Obligations under capitalized leases, payable monthly through 2007,
secured by computer equipment in Japan	29	33

Total notes payable	$1,312	$1,207

     In September 2000, we filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes in Japan. These securities are not for sale to U.S. residents or entities. In October 2000, we issued 30 billion yen ($250 million using the December 31, 2002, exchange rate) of 1.55% Samurai notes due October 2005. In June 2001, we issued 40 billion yen ($334 million using the December 31, 2002, exchange rate) of .87% Samurai notes due June 2006. In July 2002, we issued 30 billion yen ($250 million using the December 31, 2002 exchange rate) of .96% Samurai notes due June 2007. All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium.

     Proceeds from the 2002 Samurai notes were used to pay in full (25.8 billion yen, or $221 million at payment date) the unsecured revolving credit agreement, with the remaining proceeds being held for general corporate purposes. We also settled the interest rate swap contracts related to the unsecured revolving credit agreement. The impact on net earnings resulting from the termination of the swaps was insignificant.

     For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated these yen-denominated notes payable as a hedge of the foreign currency exposure of our investment in AFLAC Japan. We service our yen-denominated obligations with yen cash flows generated by AFLAC Japan.

     In 1999, we issued $450 million of 6.50% senior notes due April 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We have entered into cross-currency swaps related to these notes (see Note 4).

     The aggregate contractual maturities of notes payable during each of the years after December 31, 2002, are as follows: 2003, $14 million; 2004, $10 million; 2005, $254 million; 2006, $335 million; 2007, $250 million; and 2009, $449 million.

EXH 13-63

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     We were in compliance with all covenants of our notes payable at December 31, 2002. No events of default or defaults occurred during 2002 and 2001.

(7)  INCOME TAXES

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total

2002:
Current	$327	$26	$353
Deferred	(4)	89	85

Total income tax expense	$323	$115	$438

2001:
Current	$313	$25	$338
Deferred	(14)	70	56

Total income tax expense	$299	$95	$394

2000:
Current	$319	$19	$338
Deferred	(73)	60	(13)

Total income tax expense	$246	$79	$325

EXH 13-64

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)	2002	2001	2000

Income taxes based on U.S. statutory rates	$441	$378	$354
Utilization of foreign tax credit carryforwards	(21)	(21)	(22)
Termination of retirement liability	-	-	(33)
Noninsurance losses generating no current tax benefit	-	12	-
Nondeductible expenses	12	11	14
Other, net	6	14	12

Income tax expense	$438	$394	$325

     Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2002	2001	2000

Statements of earnings	$438	$394	$325

Other comprehensive income:
Changes in unrealized foreign currency translation gains	(81)	99	135
Unrealized gains on investment securities:
Unrealized holding gains (losses) arising during the year	239	110	146
Reclassification adjustment for realized
(gains) losses included in net earnings	(1)	(2)	34

Total income taxes allocated to other comprehensive income	157	207	315

Additional paid-in capital (exercise of stock options)	(1)	(1)	(2)

Total income taxes	$594	$600	$638

     Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $80 million in 2002, compared with deferred income tax expense of $98 million in 2001 and $76 million in 2000, which represented Japanese income taxes on currency translation gains/losses that arose for Japanese tax purposes from the translation of AFLAC Japan's dollar-denominated investments into yen.

EXH 13-65

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2002	2001

Deferred income tax liabilities:
Deferred policy acquisition costs	$1,144	$1,072
Unrealized gains on investment securities	1,018	699
Difference in tax basis of investment in AFLAC Japan	-	308
Other basis differences in investment securities	275	167
Premiums receivable	92	103
Unrealized exchange gain on yen-denominated notes payable	-	16
Other	11	10

Total deferred income tax liabilities	2,540	2,375

Deferred income tax assets:
Policy benefit reserves	140	126
Policyholder protection fund obligation	70	36
Unfunded retirement benefits	35	35
Other accrued expenses	66	132
Tax credit carryforwards	128	83
Policy and contract claims	36	45
Difference in tax basis of investment in AFLAC Japan	49	-
Unrealized exchange loss on yen-denominated notes payable	20	-
Other	93	212

Total gross deferred income tax assets	637	669
Less valuation allowance	196	126

Total deferred income tax assets	441	543

Net deferred income tax liability	2,099	1,832
Current income tax liability	265	259

Total income tax liability	$2,364	$2,091

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 2002, the valuation allowance for deferred tax assets increased by $70 million, compared with a decrease of $23 million in 2001, due to changes in carryforwards of foreign tax credits, alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, alternative minimum tax credit carryforwards of $128 million were available at December 31, 2002.

EXH 13-66

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(8)  SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended
December 31:

(In thousands of shares)	2002	2001	2000

Common stock - issued:
Balance, beginning of year	646,559	644,813	640,698
Exercise of stock options	2,059	1,746	4,115

Balance, end of year	648,618	646,559	644,813

Treasury stock:
Balance, beginning of year	124,944	115,603	109,216
Purchases of treasury stock:
Open market	12,094	12,219	9,657
Other	195	168	269
Shares issued to AFL Stock Plan	(1,776)	(1,830)	(1,182)
Exercise of stock options	(1,278)	(1,216)	(2,357)

Balance, end of year	134,179	124,944	115,603

Shares outstanding, end of year	514,439	521,615	529,210

     Share Repurchase Program: In February 2002, the board of directors authorized the purchase of up to an additional 25 million shares of our common stock. As of December 31, 2002, we had approximately 17 million shares available for purchase under the share repurchase program authorized by the board of directors.

     Stock Split: In 2001, the board of directors declared a two-for-one stock split. Upon distribution of the split, we transferred $32 million from additional paid-in capital to common stock representing the par value of the new shares.

     Stock Options: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The majority of our options generally vest after three years. At December 31, 2002, 9.1 million shares were available for future grants.

     We use the intrinsic value method to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options provided the option price equals fair market value at the date of grant. Our stock option plan sets the exercise price equal to the fair market value at the date of grant. See Note 1 for additional information regarding stock options.

EXH 13-67

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table summarizes stock option activity:

		Weighted-Average
	Option	Exercise Price
(In thousands of shares)	Shares	Per Share

Outstanding at December 31, 1999	27,159	$9.30
Granted in 2000	5,619	22.85
Canceled in 2000	(161)	14.39
Exercised in 2000	(6,636)	5.12

Outstanding at December 31, 2000	25,981	13.27
Granted in 2001	2,442	28.29
Canceled in 2001	(123)	23.29
Exercised in 2001	(3,043)	6.89

Outstanding at December 31, 2001	25,257	15.44
Granted in 2002	2,056	27.82
Canceled in 2002	(77)	26.33
Exercised in 2002	(3,476)	7.53

Outstanding at December 31, 2002	23,760	$17.64

(In thousands of shares)	2002	2001	2000

Shares exercisable, end of year	15,072	16,329	16,782

EXH 13-68

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table summarizes information about stock options outstanding at December 31, 2002:

(In thousands of shares)			Options Outstanding			Options Exercisable

				Wgtd.-Avg.	Weighted-		Weighted-
				Remaining	Average		Average
Range of			Number	Contractual	Exercise	Number	Exercise
Exercise Prices			Outstanding	Life (Yrs.)	Price	Exercisable	Price

$4.71	-	$4.71	1,891	.5	$4.71	1,891	$4.71
4.92	-	7.92	3,316	2.8	7.46	3,316	7.46
8.48	-	13.31	3,217	4.2	11.28	3,217	11.28
13.66	-	15.05	3,144	5.4	14.85	3,144	14.85
15.22	-	22.73	2,363	6.9	21.70	1,030	22.38
22.84	-	23.23	3,980	7.4	23.22	1,003	23.17
23.41	-	28.89	3,165	8.1	24.79	1,425	24.44
29.00	-	34.48	2,684	8.7	29.91	46	30.10

$4.71	-	$34.48	23,760	5.7	$17.64	15,072	$13.21

     For the pro forma information presented in Note 1, the fair value of each option granted was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2002.

	2002	2001	2000

Expected life from vesting date (years)	4.3 - 5.5	4.4 - 5.6	4.2 - 5.8
Dividend yield	.8%	.8%	.5%
Expected volatility	31.9%	32.4%	32.0%
Risk-free interest rate	5.0%	5.0%	6.0%

     For the year ended December 31, 2002, there were approximately 987,900 weighted-average shares, compared with 1,057,900 in 2001 and 937,400 in 2000, for outstanding stock options that were not included in the calculation of weighted-average shares used in the computation of diluted earnings per share because the exercise price for these options was greater than the average market price during these periods.

     Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

EXH 13-69

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(9)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $7.5 billion at December 31, 2002, on a GAAP basis. AFLAC Japan accounted for $4.8 billion, or 64.0%, of these net assets.

     Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, AFLAC Japan, must report to the Japanese Financial Services Agency (FSA).

     As determined on a U.S. statutory accounting basis, AFLAC's net income was $506 million in 2002, $370 million in 2001 and $210 million in 2000. Capital and surplus was $2.1 billion and $2.2 billion at December 31, 2002 and 2001, respectively.

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2002	2001

Net assets on GAAP basis	$7,481	$6,380
Adjustment of carrying values of investments	(3,831)	(3,023)
Elimination of deferred policy acquisition costs	(4,221)	(3,611)
Adjustment to policy liabilities	769	685
Adjustment to deferred income taxes	2,336	2,063
Other, net	(421)	(332)

Net assets on U.S. statutory accounting basis	$2,113	$2,162

     The National Association of Insurance Commissioners has revised and codified statutory accounting principles to promote standardization throughout the industry. We adopted these new accounting principles January 1, 2001. The transition adjustments to reflect the prior years' effects increased AFLAC statutory capital and surplus by approximately $130 million.

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Nebraska without prior approval of the director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividend payments by AFLAC during 2003 in excess of $505 million would require such approval. Dividends paid by AFLAC during 2002 were $358 million.

EXH 13-70

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     A portion of AFLAC Japan earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. AFLAC Japan remitted earnings of $383 million, or 45.3 billion yen, to AFLAC U.S. during 2002, compared with $185 million, or 23.0 billion yen in 2001, and $157 million, or 17.0 billion yen in 2000. The 2002 profit repatriation was significantly higher than those of the two previous years as a result of our decisions in 2001 and 2000 to retain earnings in Japan in order to enhance our solvency margin.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $3.2 billion and $2.6 billion at December 31, 2002 and 2001, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, premium income is recognized on a cash basis, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods and assumptions are different, policyholder protection fund obligations are not accrued, and deferred income tax liabilities are recognized on a different basis.

     For the Japanese fiscal year ended March 31, 2002, AFLAC Japan was required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, investment securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan now classifies investment securities in two categories: in an available-for-sale category at fair value and in a held-to-maturity category at amortized cost. Unrealized gains and losses on investment securities available for sale are reported in FSA capital and surplus and reflected in solvency margin calculations. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin, and amounts available for annual profit repatriation.

EXH 13-71

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(10)  BENEFIT PLANS

     Our basic employee defined-benefit pension plans cover substantially all of our full-time employees. Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2002		2001

(In thousands)	Japan	U.S.	Japan	U.S.

Projected benefit obligation:
Benefit obligation, beginning of year	$69,194	$79,047	$72,929	$73,409
Service cost	5,491	3,901	4,132	3,583
Interest cost	1,953	5,505	1,784	5,072
Plan amendments	-	577	-	-
Actuarial loss (gain)	8,542	1,583	1,468	(1,727)
Benefits paid	(1,274)	(1,573)	(1,118)	(1,290)
Effect of foreign exchange rate changes	7,399	-	(10,001)	-

Benefit obligation, end of year	91,305	89,040	69,194	79,047

Plan assets:
Fair value of plan assets, beginning of year	39,419	48,761	48,669	63,307
Actual return on plan assets	(2,792)	(4,350)	(7,815)	(14,520)
Employer contribution	6,362	2,991	5,778	1,264
Benefits paid	(1,274)	(1,573)	(1,118)	(1,290)
Effect of foreign exchange rate changes	4,031	-	(6,095)	-

Fair value of plan assets, end of year	45,746	45,829	39,419	48,761

Funded status	(45,559)	(43,211)	(29,775)	(30,286)
Unrecognized net actuarial loss (gain)	21,600	30,769	15,228	19,677
Unrecognized transition obligation (asset)	3,012	(354)	3,009	(475)
Unrecognized prior service cost	647	2,018	654	1,616
Adjustment for minimum pension liability	-	(8,080)	-	-

Liability for accrued benefit cost	$(20,300)	$(18,858)	$(10,884)	$(9,468)

     Pension plan assets consist of a diverse portfolio of debt and equity securities. Equity securities accounted for 54% of U.S. plan assets at both December 31, 2002 and 2001. Equity securities for our U.S. plan included $2 million (4% of plan assets) and $1 million (3% of plan assets) of AFLAC Incorporated common stock at December 31, 2002 and 2001, respectively. Fixed income investments accounted for 46% of U.S. plan assets at both December 31, 2002 and 2001. Equity securities accounted for 50% of Japanese plan assets at December 31, 2002, compared with 56% a year ago. Fixed income investments accounted for 50% of Japanese plan assets, compared with 44% a year ago. For the U.S. plan, we systematically amortize investment gains and losses over a five-year period.

EXH 13-72

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     At December 31, 2002, other liabilities included a liability for both plans in the amount of $39 million, compared with $20 million a year ago. The projected benefit obligation of both our U.S. and Japanese plans significantly exceeded the fair value of plan assets at December 31, 2002 and 2001. The underfunded status of the plans was primarily attributable to steadily increasing pension benefit obligations combined with a decrease in the fair value of assets of both plans during 2002 and 2001 as a result of general market conditions for investment securities. Under GAAP, a minimum pension liability is required when the actuarial present value of the accumulated benefit obligation exceeds plan assets and the accrued pension liability.

     The components of retirement expense and actuarial assumptions for the pension plans for the years ended December 31 were as follows:

	2002		2001		2000

(In thousands)	Japan	U.S.	Japan	U.S.	Japan	U.S.

Components of net periodic
benefit cost:
Service cost	$5,491	$3,901	$4,132	$3,583	$4,458	$2,891
Interest cost	1,953	5,505	1,784	5,072	2,093	4,314
Expected return on plan assets	(1,176)	(5,290)	(1,152)	(5,612)	(1,470)	(5,013)
Amortization of:
Net actuarial loss	685	131	225	-	202	-
Transition obligation (asset)	290	(121)	295	(122)	333	(121)
Prior service cost	71	175	72	138	81	138

Net periodic benefit cost	$7,314	$4,301	$5,356	$3,059	$5,697	$2,209

Weighted-average actuarial
assumptions used in the
calculations:
Discount rate - net
periodic benefit cost	2.5%	7.0%	2.5%	7.0%	3.0%	7.0%
Discount rate - benefit obligations	2.5	7.0	2.5	7.0	3.0	7.0
Expected long-term return on
plan assets	2.5	9.0	2.5	9.0	2.5	9.0
Rate of compensation increase	3.5	4.0	3.5	4.0	3.5	4.0

     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. In May 2000, the surviving spouse of John B. Amos, former chairman of the board, unexpectedly passed away. We had accrued an unfunded liability under a shareholder-approved employment contract for projected retirement payments. The gain from the termination of the remaining liability increased earnings by $101 million (after-tax, $.18 per diluted share) for the year ended December 31, 2000.

     Retirement expense for the unfunded supplemental plans, excluding the termination of a retirement liability in 2000, was $13 million in 2002, $15 million in 2001, and $5 million in 2000. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2002 and 2001, was $167 million and $157 million, respectively. The actuarial present value of projected benefit obligations was $172 million and $162 million at December 31, 2002 and 2001, respectively. The discount rates used were the same as for the funded plans.

EXH 13-73

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Reconciliations of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)	2002	2001

Benefit obligation:
Benefit obligation, beginning of year	$15,010	$14,565
Service cost	423	522
Interest cost	1,051	1,020
Actuarial loss (gain)	2,722	(88)
Benefits paid	(1,146)	(1,009)

Unfunded benefit obligation, end of year	18,060	15,010
Unrecognized net actuarial gain (loss)	(3,714)	(993)
Unrecognized prior service cost	(291)	(316)

Accrued benefit cost	$14,055	$13,701

     The components of expenses for the retiree medical program and other postretirement benefits, along with actuarial assumptions, were as follows for the years ended December 31:

(In thousands)	2002	2001	2000

Service cost	$423	$522	$408
Interest cost	1,051	1,020	874
Amortization of prior service cost	25	25	25

Net periodic benefit cost	$1,499	$1,567	$1,307

Discount rate:
Net periodic cost	7.0%	7.0%	7.0%
Benefit obligations	7.0	7.0	7.0
Effect of 1-percentage point increase in health
care cost trend rate:
On total of service and interest cost components	$183	$168	$136
On postretirement benefit obligation	1,279	1,070	1,180
Effect of 1-percentage point decrease in health
care cost trend rate:
On total of service and interest cost components	(156)	(143)	(116)
On postretirement benefit obligation	(1,113)	(919)	(1,010)

     The projected health care cost trend rate used in 2002 was 11%, graded to 6% over six years.

     Stock Bonus Plan: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of AFLAC Incorporated common stock based on their new annualized premium sales and persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $30 million in 2002, $24 million in 2001, and $18 million in 2000.

EXH 13-74

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(11)  COMMITMENTS AND CONTINGENT LIABILITIES

     Commitments: We lease office space and equipment under various agreements that expire in various years through 2021. Future minimum lease payments due under non-cancelable operating leases at December 31, 2002, were as follows: 2003, $37 million; 2004, $18 million; 2005, $6 million; 2006, $5 million; 2007, $4 million; and thereafter, $27 million.

     Land Purchase Commitment: A portion of AFLAC Japan's administrative office building is located on leased land. Under the terms of the lease agreement, we are committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 2002, the fair value of the leased land was 1.8 billion yen ($15 million using the year-end exchange rate).

     Litigation: We are a defendant in various lawsuits considered to be in the normal course of business. Some of this litigation is pending in states where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

EXH 13-75

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(12)  SUPPLEMENTARY INFORMATION

	2002	2001	2000

Weighted-average shares used in calculating
earnings per share (In thousands):
Average outstanding shares used for
calculating basic EPS	517,541	525,098	530,607
Dilutive effect of stock options	10,785	12,285	14,299

Average outstanding shares used for
calculating diluted EPS	528,326	537,383	544,906

Other:
Policy acquisition costs deferred
during the year (In millions)	$756	$651	$612
Commissions deferred as a percentage of
total acquisition costs deferred	74%	71%	71%
Personnel compensation and benefits as a
percentage of insurance expenses	47%	44%	42%

Supplemental disclosures of cash
flow information (In millions):
Income taxes paid	$363	$347	$215
Interest paid	22	23	21
Impairment losses included in realized
investment losses	58	86	57
Noncash financing activities:
Capitalized lease obligations	8	17	25
Treasury shares issued to AFL Stock Plan for:
Shareholder dividend reinvestment	7	6	5
Associates stock bonus	22	17	7

Property and equipment (In millions):
Land	$131	$117	$132
Buildings	355	339	355
Equipment	219	186	169

	705	642	656
Less accumulated depreciation	223	186	175

Net property and equipment	$482	$456	$481

EXH 13-76

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Independent Auditors' Report

     The shareholders and board of directors of AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
January 30, 2003

EXH 13-77

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Unaudited Consolidated Quarterly Financial Data
(In millions, except for per-share amounts)

	March 31,		June 30,		September 30,		December 31,
Three months ended,	2002		2002		2002		2002

Total revenues	$2,371		$2,513		$2,707		$2,666
Net earnings	183	(1)	212	(2)	240	(3)	186	(4)

Net earnings per basic share	$.35	(1)	$.41	(2)	$.46	(3)	$.36	(4)
Net earnings per diluted share	.34	(1)	.40	(2)	.45	(3)	.35	(4)
Cash dividends per share	.05		.06		.06		.06

	March 31,		June 30,		September 30,		December 31,
Three months ended,	2001		2001		2001		2001

Total revenues	$2,401		$2,348		$2,446		$2,404
Net earnings	178	(5)	153	(6)	193	(7)	163	(8)

Net earnings per basic share	$.34	(5)	$.29	(6)	$.37	(7)	$.31	(8)
Net earnings per diluted share	.33	(5)	.28	(6)	.36	(7)	.31	(8)
Cash dividends per share	.04	3.05			.05		.05

(1) Includes a loss of $4 ($.01 per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps (hereafter referred to as the impact of SFAS No. 133) and realized investment losses of $5 ($.01 per diluted share); (2) Includes a gain of $13 ($.03 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $3 ($.01 per diluted share); (3) Includes a gain of $33 ($.06 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $4 ($.01 per diluted share); (4) Includes a loss of $5 ($.01 per diluted share) related to the impact of SFAS No. 133; realized investment losses of $4 ($.01 per diluted share) and a charge of $26 ($.05 per diluted share) for the policyholder protection fund in Japan; (5) Includes a gain of $3 (nil per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $1 (nil per diluted share); (6) Includes a loss of $21 ($.04 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $3 ($.01 per diluted share); (7) Includes a gain of $37 ($.07 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $28 ($.05 per diluted share); (8) Includes a loss of $18 ($.03 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $2 (nil per diluted share).

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

EXH 13-78