Form 10-K, Exhibit 13
period 2003-12-31
AFLAC INC
filed 2004-03-11
CIK 4977

AFLAC Incorporated Form 10-K

AFLAC Incorporated
Annual Report on Form 10-K
For the Year Ended December 31, 2003
Exhibit 13

Table of Contents

EXH 13

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

EXHIBIT 13

     The following information is contained in the 2003 Annual Report to Shareholders. The required information incorporated by reference to the preceding pages of this 2003 Form 10-K has been reproduced herein as Exhibit 13 for purposes of electronic filing of this Form 10-K.

PART II
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
SHAREHOLDER MATTERS

Market Information

     Our common stock is principally traded on the New York Stock Exchange; it is also listed on the Pacific Stock Exchange and the Tokyo Stock Exchange.

     The quarterly high and low market prices for the Company's common stock, as reported on the principal exchange market, for the last two fiscal years ended December 31, 2003, were as follows:

Quarterly Common Stock Prices

2003	High	Low

4th Quarter	$36.91	$32.13
3rd Quarter	32.74	29.83
2nd Quarter	35.57	28.00
1st Quarter	33.50	29.57

2002	High	Low

4th Quarter	$33.45	$28.78
3rd Quarter	32.30	24.24
2nd Quarter	33.15	28.15
1st Quarter	29.72	23.10

Holders

	2003	2002

Number of common
shares outstanding	509,891,778	514,439,276
Approximate number of registered
common shareholders	78,579	73,887

EXH 13-1

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Dividends

	2003	2002

4th Quarter	$.08	$.06
3rd Quarter	.08	.06
2nd Quarter	.07	.06
1st Quarter	.07	.05

     We expect comparable dividends to continue to be paid in future periods. For information concerning dividend restrictions, see Management's Discussion and Analysis of Financial Condition, Capital Resources and Liquidity section, presented in this Exhibit 13 on pages 13-30 and 13-32, and Note 9 of the Notes to the Consolidated Financial Statements, also presented in this Exhibit 13 on pages 13-72 to 13-74.

Securities authorized for issuance under equity compensation plans

     Pursuant to General Instruction G to Form 10-K, this information is incorporated by reference from the Company's 2004 Proxy Statement, which will be filed with the Securities and Exchange Commission on or about March 15, 2004.

EXH 13-2

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

     Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of AFLAC Incorporated and its subsidiaries for the three-year period ended December 31, 2003. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes.

     This MD&A is divided into five primary sections. In the first section, we discuss our critical accounting estimates. We then follow with a discussion of the results of our operations on a consolidated basis and by segment. The third section presents an analysis of our financial condition as well as a discussion of market risks of financial instruments. In the Capital Resources and Liquidity section, we address the availability of capital and the sources and uses of cash. We then conclude by discussing risk factors that may impact our business in the Forward-Looking Information section.

Critical Accounting Estimates

     We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The estimates discussed below are critical to an understanding of AFLAC's results of operations and financial condition. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analysis and judgments. The application of these critical accounting estimates determines the values at which 95% of our assets and 85% of our liabilities are reported and thus have a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could result in significantly different results.

Investments

     Our investments in debt and equity securities include both publicly issued and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; and related guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

EXH 13-3

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
    percentage decline in value and the length of time during which the decline has occurred, recoverability of principal and interest,
    market conditions,
    ability to hold the investment to maturity,
    a pattern of continuing operating losses of the issuer,
    rating agency actions that affect the issuer's credit status, adverse changes in the issuer's availability of production resources, revenue sources, technological conditions, and adverse changes in the issuer's economic, regulatory or political environment.

Deferred Policy Acquisition Costs and Policy Liabilities

     AFLAC products are generally long-duration fixed-benefit indemnity products. As such, our products are accounted for under the requirements of SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We make estimates of certain factors that affect the profitability of our business in order to match expected policy benefits and expenses with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results mirror the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of premium revenue. However, because actual results will vary from the assumptions, profits as a percentage of premium revenue will vary from year to year.

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

Deferred Policy Acquisition Cost Ratios

	AFLAC Japan			AFLAC U.S.
(In millions)	(In Yen)			(In Dollars)

	2003	2002	2001	2003	2002	2001

Deferred policy acquisition costs	368,535	343,845	325,960	1,604	1,410	1,181
Annualized premiums in force	900,251	834,424	782,249	3,043	2,674	2,238
Deferred policy acquisition costs as a
percentage of annualized premiums
in force	40.9%	41.2%	41.7%	52.7%	52.7%	52.8%

EXH 13-4

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Policy Liabilities

     Our policy liabilities, which are determined in accordance with SFAS No. 60 and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which account for 91% and 5% of total policy liabilities as of December 31, 2003, respectively.

     The future policy benefit liability provides for claims that will occur in the future and is generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest established at the time a policy is sold. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

     Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on an undiscounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. Assumptions underlying the estimate of unpaid policy claims are updated regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

     Claims incurred under AFLAC's policies are generally reported and paid in a relatively short timeframe. They are sensitive to frequency and severity of claims. They are not, however, subject to health care inflation, since benefits are based on a fixed indemnity. Our claims experience is primarily related to the demographics of our policyholders.

     In computing the estimate of the unpaid policy claim liability, we consider many factors including the benefits and amounts available under the policy, the volume and demographics of the policies exposed to claims, and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period, however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. However, if current period claims were to change by 1%, we would expect the unpaid policy claim liability to change by approximately $20 million.

     Our 2002 claims review indicated that we experienced a decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe the average number of days declined primarily due to changes in financial incentives provided to hospitals by the government-sponsored health care system in Japan to shorten the average hospital stay. However, our claims statistics also indicated that the declines in the average number of days per hospitalization were generally offset by an increase in the frequency of hospitalizations associated with the treatment of cancer. This shift reduced current period claims and will increase future period claims.

EXH 13-5

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     In recognition of the results of our 2002 claims review, we modified our estimates of unpaid policy claims and future policy benefits. In 2002, we transferred $291 million from AFLAC Japan's unpaid policy claims to the liability for future policy benefits to reflect the anticipated decrease in the number of days per hospitalization for the current treatment period and the associated increase in the expected number of future hospitalizations. This transfer had no effect on net earnings.

     The following table presents an analysis of policy liabilities by segment and in total as of December 31:

Policy Liabilities

(In millions)	2003	2002

U.S. segment:
Liability for future policy benefits	$2,975	$2,642
Liability for unpaid policy claims	593	497
Other policy liabilities	165	140

Total U.S. policy liabilities	3,733	3,279

Japan segment:
Liability for future policy benefits	32,612	27,154
Liability for unpaid policy claims	1,521	1,255
Other policy liabilities	1,373	1,037

Total Japan policy liabilities	35,506	29,446

Total liability for future policy benefits	35,588	29,797
Total liability for unpaid policy claims	2,115	1,753
Total other policy liabilities	1,537	1,176

Total policy liabilities	$39,240	$32,726

New Accounting Pronouncements

     During the last three years, the Financial Accounting Standards Board (FASB) has been active in soliciting comments and issuing statements, interpretations and exposure drafts on issues including derivatives, pensions, variable interest entities, special purpose entities, intangible assets, business combinations and equity-based compensation. For additional information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

EXH 13-6

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Results of Operations

     The following table presents an analysis of net earnings and net earnings per diluted share as well as items impacting those performance measures for the years ended December 31:

Analysis of Net Earnings

	In Millions			Per Diluted Share

	2003	2002	2001	2003	2002	2001

Net earnings	$795	$821	$687	$1.52	$1.55	$1.28
Items impacting net earnings, net of tax:
Realized investment gains (losses)	(191)	(15)	(34)	(.37)	(.03)	(.06)
Change in fair value of interest rate
component of cross-currency swaps	(3)	37	1	-	.07	-
Japanese policyholder protection fund	-	(26)	-	-	(.05)	-
Foreign currency translation*	33	(10)	(37)	.06	(.02)	(.07)

*Translation effect on AFLAC Japan segment and Parent Company yen-denominated interest expense

Realized Investment Gains and Losses

     Our investment strategy is to invest in fixed-income securities in order to provide a reliable stream of investment income, which is one of the drivers of the company's profitability. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers of fixed-maturity securities. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

     The large realized investment losses in 2003 related primarily to the sale of our investment in Parmalat. Following several credit ratings downgrades of its debt, we sold all of our holdings in Parmalat and realized a pretax loss of $257 million. We also sold our investment in Levi Strauss at a pretax loss of $38 million. These investment losses and other investment transactions in the normal course of business decreased pretax earnings by $301 million (after-tax, $191 million, or $.37 per diluted share).

     In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were primarily related to the corporate debt security of a Japanese issuer and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $15 million, or $.03 per diluted share).

     In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades, and our investment in two human resource service companies. We also realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased pretax earnings by $31 million (after-tax, $34 million, or $.06 per diluted share).

EXH 13-7

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Cross-Currency Swaps

     We entered into cross-currency swap agreements to effectively convert our dollar-denominated senior debt obligation, which matures in 2009, into a yen-denominated obligation (see Notes 4 and 6 of the Notes to the Consolidated Financial Statements). The effect of issuing fixed-rate, dollar-denominated debt and swapping it into fixed-rate, yen-denominated debt has the same economic impact on AFLAC as if we had issued straight yen-denominated debt of a like amount. The accounting treatment for cross-currency swaps is different from issuing yen-denominated (Samurai) notes. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that the change in the fair value of the interest rate component of the cross-currency swap be reflected in the income statement. The change in fair value is determined by relative dollar and yen interest rates and has no cash impact on our results of operations. Additionally, we have the ability to retain the cross-currency swaps until their maturity. At maturity, the swaps' fair value and their initial contract fair value will be equal and the cumulative impact of gains and losses from the changes in fair value of the interest component will be zero. The amounts are reported in other income in the consolidated statements of earnings. (See Notes 1 and 4 of the Notes to the Consolidated Financial Statements.)

Nonrecurring Items

     In December 2002, the members of the Life Insurance Policyholder Protection Corporation approved the Financial Services Agency's (FSA) proposal, which required the industry to contribute an additional 78 billion yen (approximately $728 million using the December 31, 2003 exchange rate) to Japan's policyholder protection fund. Our estimated share of the assessment decreased 2002 net earnings by $26 million ($.05 per diluted share). This charge is included in acquisition and operating expenses in the consolidated statement of earnings.

Foreign Currency Translation

     AFLAC Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate AFLAC Japan's income statement from yen into dollars using an average exchange rate for the reporting period, and we translate its balance sheet using an end-of-period exchange rate. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

     Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Consequently, yen weakening has the effect of suppressing current period results in relation to the comparable prior period, while yen strengthening has the effect of magnifying current period results in relation to the comparable prior period. As a result, we view foreign currency translation as a financial reporting issue for AFLAC and not an economic event to our company or shareholders. Because the effect of translating yen into dollars distorts the rate of growth of our operations, management evaluates AFLAC's financial performance excluding the impact of foreign currency translation.

EXH 13-8

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Income Taxes

     Our combined U.S. and Japanese effective income tax rates on net earnings were 35.1% in 2003, 34.8% in 2002 and 36.4% in 2001. Total income taxes were $430 million in 2003, compared with $438 million in 2002 and $394 million in 2001. Japanese income taxes on AFLAC Japan's results accounted for most of our income tax expense. See Note 7 of the Notes to the Consolidated Financial Statements for additional information on income taxes.

Earnings Projections

     To comply with the SEC's new reporting requirements, we were required to change the format that we use to communicate earnings guidance. Previously, we communicated earnings guidance on the basis of operating earnings per diluted share growth, excluding the effect of foreign currency translation. We now communicate earnings guidance based on net earnings per diluted share growth.

     Our guidance involves projections of net earnings. However, items that cannot be predicted or that are outside of management's control may have a significant impact on actual results. Therefore, our projections of net earnings include certain assumptions to reflect the limitations that are inherent in projections of net earnings.

     In the context of a forward-looking discussion, the impact of foreign currency translation on our results of operations is inherently unpredictable. Therefore, our projections of net earnings assume no impact from foreign currency translation for a given period in relation to the comparable prior period.

     Furthermore, as discussed previously, we do not purchase securities with the intent of generating capital gains or losses. Therefore, we do not attempt to predict realized investment gains and losses, which include impairment charges, as their ultimate realization will be the result of market conditions that may or may not be predictable. As a result, our projections of net earnings assume no realized investment gains or losses in future periods.

     Net earnings are also impacted by the change in the fair value of the interest rate component of our cross-currency swaps, which is determined based on relative dollar and yen interest rates. Similar to foreign currency exchange rates, yen and dollar interest rates are also inherently unpredictable. Consequently, our projections of net earnings assume no impact from the change in the fair value of the interest rate component of our cross-currency swaps.

     Finally, because nonrecurring items represent the financial impact of items that have not occurred within the past two years and are not expected to occur within the next two years, we do not attempt to predict their occurrence in future periods.

     Prior to the required change in disclosure requirements, our upwardly revised objective for 2003 had been to increase operating earnings per diluted share by 17%, excluding the impact of currency translation. The equivalent objective using our new earnings projection format would have been to increase net earnings per diluted share 17%, to $1.83, utilizing the assumptions discussed above. Based on 2003 net earnings per diluted share of $1.52, adjusted for realized investment losses (a loss of $.37 per diluted share), the change in the fair value of the interest rate component of cross-currency swaps (nil per diluted share) and foreign currency translation (a gain of $.06 per diluted share), we achieved our objective for the year.

EXH 13-9

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Subject to the assumptions set forth above, our objective for 2004 is to achieve net earnings per diluted share of at least $2.21, an increase of 17%. If we achieve this objective, the following table shows the likely results for 2004 net earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

     Our objective for 2005 is to increase net earnings per diluted share by 15%, on the basis described above.

2004 Net Earnings Per Share Scenarios*

Weighted-Average
Yen/dollar	Net Earnings per	% Growth	Yen Impact
Exchange Rate	Diluted Share	Over 2003	on EPS

100.00	$2.38	25.9%	$.17
105.00	2.32	22.8	.11
110.00	2.27	20.1	.06
115.95 **	2.21	16.9	-
120.00	2.17	14.8	(.04)
125.00	2.13	12.7	(.08)

*Assumes: No realized investment gains/losses, no change in fair value of interest rate component of cross-currency swaps, and no nonrecurring items in 2004 and 2003; and no impact from currency translation in 2004
**Actual 2003 weighted-average exchange rate

INSURANCE OPERATIONS

     AFLAC's insurance business consists of two segments: AFLAC Japan and AFLAC U.S. GAAP financial reporting requires that an enterprise report financial and descriptive information about operating segments in its annual financial statements. Furthermore, these requirements direct a public business enterprise to report a measure of segment profit or loss, certain revenue and expense items, and segment assets. We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses, the change in the fair value of the interest rate component of cross-currency swaps, and nonrecurring items. We believe that an analysis of segment operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

AFLAC JAPAN

     AFLAC Japan, which operates as a branch of AFLAC, is the principal contributor to consolidated earnings. Based on financial results determined in accordance with FSA requirements for the six months ended September 30, 2003, AFLAC Japan ranked first in terms of individual insurance policies in force and 11th in terms of assets among all life insurance companies operating in Japan.

EXH 13-10

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Japan Pretax Operating Earnings

     Changes in AFLAC Japan's pretax operating earnings and profit margins are primarily affected by investment yields, morbidity, mortality, persistency and expense levels. An ongoing shift in our product mix to products with lower loss ratios and favorable claim trends on some lines of business contributed to the decline in the benefit ratio. We expect the benefit ratio to continue to decline in future years primarily reflecting the shift to newer products and riders. Our persistency has declined only slightly over the last three years. The operating expense ratio has declined over the last two years. We expect the operating expense ratio to be relatively stable in the future. The expansion of the profit margins during the past three years was largely attributable to the declining benefit ratio, which is partially offset by the effect of low investment yields. Lower investment yields affect our profit margins by reducing the spread between investment yields and required interest on policy reserves related to our older blocks of policies in force (see table and discussion on page 13-19).

     The following table presents a summary of operating results for AFLAC Japan.

AFLAC Japan Summary of Operating Results

(In millions)	2003	2002	2001

Premium income	$7,326	$6,373	$6,217
Net investment income	1,421	1,276	1,234
Other income	18	1	1

Total operating revenues	8,765	7,650	7,452

Benefits and claims	5,943	5,231	5,170
Operating expenses	1,682	1,481	1,459

Total benefits and expenses	7,625	6,712	6,629

Pretax operating earnings*	$1,140	$938	$823

Weighted-average yen/dollar exchange rates	115.95	125.15	121.54

	In Dollars			In Yen

Percentage changes over previous year:	2003	2002	2001	2003	2002	2001

Premium income	15.0%	2.5%	(6.8)%	6.4%	5.5%	5.1%
Net investment income	11.3	3.4	(2.2)	3.1	6.5	10.5
Total operating revenues	14.6	2.7	(6.1)	6.1	5.6	5.9
Pretax operating earnings*	21.6	13.9	6.7	12.6	17.4	20.6

Ratios to total revenues in dollars:		2003		2002		2001

Benefits and claims		67.8%		68.4%		69.4%
Operating expenses		19.2		19.3		19.6
Pretax operating earnings*		13.0		12.3		11.0

*See page 13-10 for our definition of segment operating earnings.

EXH 13-11

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     AFLAC Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 29% of AFLAC Japan's investment income in each of the last three years. In years when the yen strengthens, translating AFLAC Japan's dollar-denominated investment income into yen lowers comparative rates of growth for net investment income, total operating revenues and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies comparative rates of growth for net investment income, total operating revenues and pretax operating earnings in yen terms. The following table illustrates the effect of translating AFLAC Japan's dollar-denominated investment income and related items by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the previous year.

AFLAC Japan Percentage Changes Over Prior Year
(Yen Operating Results)

	Including Foreign			Excluding Foreign
	Currency Changes			Currency Changes**

	2003	2002	2001	2003	2002	2001

Net investment income	3.1%	6.5%	10.5%	5.5%	5.6%	6.9%
Total operating revenues	6.1	5.6	5.9	6.5	5.5	5.3
Pretax operating earnings*	12.6	17.4	20.6	15.8	16.1	15.2

*	See page 13-10 for our definition of segment operating earnings.
**	Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

AFLAC Japan Sales

     AFLAC Japan produced another year of better-than-expected total new annualized premium sales. Total new annualized premium sales were: $1.0 billion in 2003, up 20.8% from 2002; $867 million in 2002, up 14.8% from 2001; and $755 million in 2001, down 18.0% from 2000. These strong sales results reflect the continued popularity of our new stand-alone medical policy, EVER. Total new annualized premium sales in yen were: 121.2 billion yen in 2003, up 11.9% compared with 2002; 108.3 billion yen in 2002, up 17.9% compared with 2001; and 91.9 billion yen in 2001, down 7.9% compared with 2000. For 2004, our objective is to increase total new annualized premium sales by 5% to 10% in yen.

     The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 7.9% in 2003, 6.7% in 2002, and 5.6% in 2001 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force at December 31 were: 900.2 billion yen in 2003, 834.4 billion yen in 2002, and 782.2 billion yen in 2001. Annualized premiums in force, translated into dollars at respective year-end exchange rates were: $8.4 billion in 2003, $7.0 billion in 2002, and $5.9 billion in 2001.

EXH 13-12

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     AFLAC Japan's sales mix has been shifting during the last few years. During 2003, sales of EVER, a whole-life fixed-benefit medical product, which we introduced in early 2002, exceeded sales for Rider MAX. We believe consumer response to EVER has been favorably impacted by health care legislation that increased out-of-pocket costs for most Japanese consumers in April 2003. Stand-alone medical sales accounted for 28% of total sales in 2003, compared with 17% of total new annualized premium sales in 2002. We believe that EVER will continue to be a popular product and a solid contributor to sales.

     Rider MAX accounted for 27% of total sales in 2003, 31% in 2002, and 25% in 2001. After a difficult year in 2001, Rider MAX sales improved in 2002, primarily as a result of conversions from the original term policy to the newly introduced whole-life version. Conversions also impacted 2003 total sales results for Rider MAX but not as much as they did in 2002. Conversion activity accounted for approximately 24% of total Rider MAX sales in 2003, compared with 35% in 2002. For policy conversions, new annualized premium sales include only the incremental annualized premium amount over the original term policy. We expect that the effect of conversions on total new annualized sales will continue to decline in future periods.

     Cancer life sales accounted for 27% of total sales in 2003, 33% in 2002, and 51% in 2001. Life production accounted for 13% of total sales in both 2003 and 2002 and 15% in 2001.

     We continue to be pleased with the results of our marketing alliance with Dai-ichi Mutual Life Insurance Co., which formally began in April 2001. In 2003, Dai-ichi Life sold 305,600 of our cancer life policies, compared with 359,500 in 2002 and 265,200 in 2001. Dai-ichi Life sales of our cancer policies accounted for 10% of total new annualized premium sales in 2003 and 11% of total sales in both 2002 and 2001.

     We also continued to focus on the growth of our distribution system in Japan. During 2003, the number of licensed sales associates rose 12% to approximately 64,900, compared with 58,100 at December 31, 2002. The growth of licensed sales associates resulted from agency recruitment. In 2003, we recruited more than 4,000 agencies, which exceeded our goal of 3,500 agencies. We believe that new agencies and sales associates will continue to be attracted to AFLAC Japan's high commissions, superior products, customer service and brand image. Furthermore, we believe that these new agencies and associates will enable us to expand our reach even further within the Japanese market.

AFLAC Japan Investments

     Growth of investment income in yen is affected by available cash flow from operations, investment yields achievable on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income.

     We purchased yen-denominated securities at an average yield of 3.20% in 2003, compared with 3.65% in 2002 and 3.58% in 2001. Including dollar-denominated investments, our blended new money yield was 3.61% in 2003, compared with 3.93% in 2002 and 3.86% in 2001. At December 31, 2003, the yield on AFLAC Japan's investment portfolio (including dollar-denominated investments) was 4.54%, compared with 4.73% in 2002 and 4.89% in 2001. Our return on average invested assets, net of investment expenses, was 4.50% in 2003, compared with 4.67% in 2002 and 4.81% in 2001.

EXH 13-13

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     AFLAC Japan has invested in privately issued securities to secure higher yields than Japanese government or other corporate bonds would have provided, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with standard, medium-term note documentation and have appropriate covenants.

Japanese Economy

     The economic situation in Japan exhibited signs of improvement during the last half of 2003. And while recent events appear to indicate that the foundation for a recovery is being laid, the time required for a full economic recovery remains uncertain.

AFLAC U.S.

AFLAC U.S. Pretax Operating Earnings

     Changes in AFLAC U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, persistency, investment yields and expense levels. The aggregate benefit ratio and our overall policy persistency have been relatively stable during the last three years. We expect the operating expense ratio, excluding discretionary advertising expenses, and the pretax operating profit margin to remain relatively level in 2004. The following table presents a summary of operating results for AFLAC U.S.

AFLAC U.S. Summary of Operating Results

(In millions)	2003	2002	2001

Premium income	$2,594	$2,221	$1,844
Net investment income	362	331	303
Other income	9	9	8

Total operating revenues	2,965	2,561	2,155

Benefits and claims	1,585	1,359	1,132
Operating expenses	929	800	678

Total benefits and expenses	2,514	2,159	1,810

Pretax operating earnings*	$451	$402	$345

Percentage changes over previous year:

Premium income	16.8%	20.5%	18.6%
Net investment income	9.3	9.2	9.6
Total operating revenues	15.8	18.8	17.4
Pretax operating earnings*	12.0	16.7	18.7

Ratios to total revenues:

Benefits and claims	53.5%	53.1%	52.5%
Operating expenses	31.3	31.2	31.5
Pretax operating earnings*	15.2	15.7	16.0

*See page 13-10 for our definition of segment operating earnings.

EXH 13-14

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC U.S. Sales

     Total new annualized premium sales were: $1.13 billion in 2003, up 5.4%; $1.07 billion in 2002, up 16.4%; and $919 million in 2001, up 29.1%. The percentage increases in premium income, as shown in the preceding table, reflect the growth of premiums in force. The increases in annualized premiums in force of 13.8% in 2003, 19.5% in 2002 and 20.3% in 2001 were favorably affected by increased sales at the worksite primarily through cafeteria plans and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were: $3.0 billion in 2003; $2.7 billion in 2002; and $2.2 billion in 2001.

     We were disappointed with our sales growth in 2003 and have taken several steps to improve future sales growth. Our actions primarily are centered on enhancing our distribution system by expanding the sales management infrastructure that supports our sales force. We increased the number of sales territories from five to seven and we also increased the number of state, regional and district sales coordinators. We anticipate additional coordinator expansion in the future.

     The percentage growth in newly recruited agents lagged during 2003, rising 2.2% over 2002 due primarily to our focus on expanding our state, regional and district sales coordinator base. The average number of associates producing business on a monthly basis increased 8.3% to 17,200, compared with 15,800 in 2002. We believe that the number of newly recruited agents and producing associates will improve in future periods as our newly promoted field management becomes more seasoned.

     Another aspect of our growth strategy is the enhancement of our product line. During 2003, we introduced new versions of our accident, cancer and short-term disability insurance policies throughout the United States. We believe these changes will benefit sales growth in future periods. Our objective for 2004 is to increase total new annualized premium sales by 10% to 12%.

     The sales mix of our products has remained relatively consistent during the last three years. Our best-selling category continued to be accident/disability coverage, which accounted for 51% of total sales in 2003 and 2002 and 52% in 2001. Cancer expense insurance was another solid contributor to sales, accounting for 20% of total sales in 2003, 21% in 2002 and 24% in 2001. Our hospital indemnity product category also contributed strongly to sales in 2003 as a result of the personal sickness indemnity plan we introduced in 2002. Hospital indemnity products accounted for 11% of total sales in 2003, 10% in 2002 and 6% in 2001. Additionally, fixed-benefit dental coverage continued to sell well, accounting for 7% of total sales in 2003, 2002 and 2001.

AFLAC U.S. Investments

     During 2003, available cash flow was invested at an average yield of 6.52%, compared with 7.58% during 2002 and 7.80% during 2001. At December 31, 2003, the yield on AFLAC's U.S. portfolio was 7.56%, compared with 7.98% in 2002 and 8.02% in 2001. The overall return on average invested assets, net of investment expenses, was 7.36% in 2003, compared with 7.56% in 2002 and 7.67% in 2001.

EXH 13-15

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Other Operations

     Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $47 million in 2003, $56 million in 2002 and $46 million in 2001. Investment income included in reported corporate expenses was $5 million in 2003, $7 million in 2002 and $13 million in 2001. The increase in corporate expenses in 2002 was primarily attributable to the Parent Company's share of the costs to dissolve a human resource service company in which it had invested.

Analysis of Financial Condition

     Our financial condition has remained strong in the functional currencies of our operations during the last two years. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2003, was 107.13 yen to one U.S. dollar, or 11.9% stronger than the December 31, 2002, exchange rate of 119.90. The stronger yen increased reported investments and cash by $3.7 billion, total assets by $4.2 billion, and total liabilities by $4.2 billion, compared with the amounts that would have been reported for 2003 if the exchange rate had remained unchanged from year-end 2002.

Market Risks of Financial Instruments

     Our financial instruments are exposed primarily to two types of market risks. They are currency risk and interest rate risk. During 2003, we liquidated the majority of our equity investments and therefore no longer consider equity price risk to be material.

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

     On a consolidated basis, we attempt to match yen-denominated assets to yen-denominated liabilities in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of AFLAC Japan's investment portfolio in dollar-denominated securities (see Note 2 of the Notes to the Consolidated Financial Statements) and by the Parent Company's issuance of yen-denominated debt and use of cross-currency swaps (see Notes 4 and 6 of the Notes to the Consolidated Financial Statements). As a result, the effect of currency fluctuations on our net assets is mitigated.

EXH 13-16

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     At December 31, consolidated yen-denominated net assets were $291 million in 2003 and $991 million in 2002. AFLAC Japan's yen-denominated net assets were $1.7 billion at December 31, 2003, compared with $2.3 billion a year ago. AFLAC Incorporated's yen-denominated net liabilities were $1.5 billion at December 31, 2003, compared with $1.3 billion a year ago. The following table compares the dollar values of our yen-denominated assets and liabilities and our net yen-denominated asset exposure at selected exchange rates.

Dollar Value of Yen-Denominated Assets and Liabilities
at Selected Exchange Rates
(December 31)

(In millions)	2003			2002

Yen/dollar exchange rates	92.13	107.13*	122.13	104.90	119.90*	134.90

Yen-denominated
financial instruments:
Assets:
Securities available for sale:
Fixed maturities	$21,524	$18,510	$16,237	$18,152	$15,881	$14,115
Perpetual debentures	3,386	2,911	2,554	2,703	2,365	2,102
Equity securities	43	37	32	155	136	121
Securities held to maturity:
Fixed maturities	10,158	8,737	7,663	9,594	8,394	7,460
Perpetual debentures	4,996	4,297	3,769	4,229	3,700	3,289
Cash and cash equivalents	700	602	528	1,260	1,102	979
Other financial instruments	-	-	-	9	8	8

Subtotal	40,807	35,094	30,783	36,102	31,586	28,074

Liabilities:
Notes payable	1,116	960	842	987	863	767
Cross-currency swaps	603	519	455	529	463	412
Obligation for Japanese
policyholder protection fund	308	265	232	260	227	202
Other financial instruments	6	5	5	-	-	-

Subtotal	2,033	1,749	1,534	1,776	1,553	1,381

Net yen-denominated
financial instruments	38,774	33,345	29,249	34,326	30,033	26,693
Other yen-denominated assets	5,393	4,637	4,068	4,429	3,874	3,444
Other yen-denominated liabilities	(43,828)	(37,691)	(33,062)	(37,622)	(32,916)	(29,256)

Consolidated yen-denominated
net assets subject to foreign
currency fluctuation	$339	$291	$255	$1,133	$991	$881

*Actual year-end exchange rates

EXH 13-17

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     We are only exposed to economic currency risk when yen funds are actually converted into dollars. This primarily occurs when we transfer funds from AFLAC Japan to AFLAC U.S., which is done annually. The exchange rates prevailing at the time of transfer will differ from the exchange rates prevailing at the time the yen profits were earned. Generally, these repatriations have represented an amount less than 80% of AFLAC Japan's prior year FSA-based earnings. A portion of the repatriation may be used to service AFLAC Incorporated's yen-denominated notes payable and the remainder is converted into dollars.

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
(December 31)

	2003		2002

		+100		+100
	Market	Basis	Market	Basis
(In millions)	Value	Points	Value	Points

Debt securities:
Fixed-maturity securities:
Yen-denominated	$27,757	$25,103	$24,480	$22,075
Dollar-denominated	8,001	7,336	6,778	6,261
Perpetual debentures:
Yen-denominated	7,323	6,616	5,960	5,361
Dollar-denominated	438	416	365	345

Total debt securities	$43,519	$39,471	$37,583	$34,042

Notes payable*	$1,451	$1,405	$1,333	$1,280

Cross-currency swaps assets/(liabilities)	$(29)	$(25)	$25	$27

Obligation for Japanese policyholder
protection fund	$265	$265	$227	$227

*Excludes capitalized lease obligations

EXH 13-18

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Changes in the interest rate environment have contributed to significant unrealized gains on our debt securities. However, we do not expect to realize a majority of these unrealized gains because we have the intent and ability to hold these securities to maturity. Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity. For additional information on unrealized losses on debt securities, see Note 3 of the Notes to the Consolidated Financial Statements.

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years in both 2003 and 2002. The average duration of the yen-denominated debt securities was approximately 11 years in 2003 and 10 years in 2002. The average duration of premiums to be received in the future was approximately nine years in both 2003 and 2002. The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits
and Investment Yields
(Net of investment expenses)

	2003			2002			2001

	U.S.	Japan	*	U.S.	Japan	*	U.S.	Japan	*

Policies issued during year:
Required interest on
policy reserves	6.40%	2.98%		6.48%	2.98%		6.43%	2.99%
New money yield on
investments	6.46	3.14		7.52	3.59		7.73	3.51
Policies in force during year:
Required interest on
policy reserves	6.40	4.91		6.39	5.02		6.41	5.12
Net investment yield	7.36	4.16		7.56	4.40		7.67	4.40

*Represents yen-denominated investments for AFLAC Japan that support policy obligations and therefore excludes AFLAC Japan's dollar-denominated investments and related investment income

     Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.16%. These securities total $508 million at amortized cost and have an average yield of 5.13%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. And despite the negative investment spreads, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable experience from mortality, morbidity, and expenses.

EXH 13-19

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Investments and Cash

     Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to meet this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports.

     AFLAC invests primarily within the debt securities markets. Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and the overall objectives of AFLAC Incorporated, in addition to credit risk. Our investment policy requires that all securities be rated investment grade at the time of purchase. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and the appropriate NAIC designation from the Securities Valuation Office (SVO). In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities.

     The following table presents an analysis of investment securities by segment as of December 31:

	AFLAC Japan		AFLAC U.S.

(In millions)	2003	2002	2003		2002

Securities available for sale, at fair value:
Fixed maturities	$21,098	$18,036	$5,397	*	$4,623	*
Perpetual debentures	3,121	2,569	228		161
Equity securities	37	136	36		122

Total available for sale	24,256	20,741	5,661		4,906

Securities held to maturity, at amortized cost:
Fixed maturities	8,736	8,394	16		-
Perpetual debentures	4,297	3,700	-		-

Total held to maturity	13,033	12,094	16		-

Total investment securities	$37,289	$32,835	$5,677		$4,906

*Includes securities held by the parent company of $39 in 2003 and $207 in 2002

     The increase in investments and cash during 2003 reflected the effect of a stronger yen/dollar exchange rate and the substantial cash flows in the functional currencies of our operations. See Capital Resources and Liquidity on page 13-30 for additional information.

     We have investments in both publicly issued and privately issued securities. However, the status of issuance should not be viewed as an indicator of liquidity or as a limitation on the determination of fair value. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and the state of the market, including credit events and the interest rate environment, affect liquidity regardless of type of issuance. We routinely assess the fair value of all of our investments. This process includes evaluating quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources, as described more fully in Note 3 of the Notes to the Consolidated Financial Statements.

EXH 13-20

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table presents an analysis of investment securities by type of issuance as of December 31:

	2003		2002

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Publicly issued securities:
Fixed maturities	$14,858	$17,307	$13,627	$16,194
Perpetual debentures	36	40	22	25
Equity securities	28	68	258	253

Total publicly issued	14,922	17,415	13,907	16,472

Privately issued securities:
Fixed maturities	17,579	18,451	14,189	15,064
Perpetual debentures	7,542	7,721	6,436	6,301
Equity securities	4	4	4	4

Total privately issued	25,125	26,176	20,629	21,369

Total investment securities	$40,047	$43,591	$34,536	$37,841

     Total privately issued securities accounted for 62.8%, at amortized cost, of total debt securities as of December 31, 2003, compared with 60.2% at December 31, 2002. Privately issued securities held by AFLAC Japan at amortized cost accounted for $23.3 billion, or 58.1%, and $19.3 billion, or 56.3%, of total debt securities at December 31, 2003 and 2002, respectively. Of the total privately issued securities, reverse-dual currency debt securities accounted for $6.5 billion, or 25.7%, of total privately issued securities as of December 31, 2003, compared with $4.7 billion, or 22.6%, at December 31, 2002. AFLAC Japan has invested in privately issued securities to secure higher yields than those available from Japanese government bonds. AFLAC Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers, which helps reduce our exposure to Japanese corporate issuers. These non-Japanese issuers are willing to issue yen-denominated securities with longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. All of our securities have ratings from either a nationally recognized security rating organization (NRSRO) or the SVO of the NAIC. The percentage distribution by credit rating of our purchases of debt securities for the years ended December 31, at amortized cost, was as follows:

	2003	2002

AAA	9.0%	1.7%
AA	18.1	21.1
A	32.4	47.5
BBB	40.5	29.7

	100.0%	100.0%

EXH 13-21

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The percentage distribution of our debt securities, at amortized cost and fair value, by credit rating was as follows:

	December 31, 2003		December 31, 2002

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

AAA	3.1%	3.1%	2.3%	2.5%
AA	31.0	33.5	34.6	38.3
A	33.9	33.6	36.8	36.0
BBB	29.2	27.4	24.0	21.5
BB or lower	2.8	2.4	2.3	1.7

	100.0%	100.0%	100.0%	100.0%

     The overall credit quality of our portfolio remained high in part because our investment policy prohibits us from purchasing below-investment-grade securities. However, our holdings of below-investment-grade securities have increased somewhat in recent years as the overall credit environment has deteriorated.

     In the event of a credit rating downgrade to below-investment-grade status, we do not automatically liquidate our position. However, if the security is in the held-to-maturity portfolio, we immediately transfer it to the available-for-sale portfolio so that the security's fair value and its unrealized gain/loss are reflected on the balance sheet.

     Once we designate a security as below-investment-grade, we begin a more intensive monitoring of the issuer. We do not automatically recognize an impairment for the difference between fair value and carrying value. Our investment management starts by reviewing its credit analysis. Included in this process are an evaluation of the issuer, its current credit posture and an assessment of the future prospects for the company. We then obtain fair value information from at least three independent pricing sources. Upon determining the fair value, we move our focus to an analysis of whether or not the decline in fair value, if any, is other than temporary. For securities with a carrying value in excess of fair value, investment management then reviews the issue based on our impairment policy to determine if the investment should be impaired and/or liquidated. The assessment of whether a decline is other than temporary requires significant management judgment and is discussed more fully in the Critical Accounting Estimates section on page 13-3.

EXH 13-22

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Securities classified as below investment grade as of December 31 were as follows:

Below-Investment-Grade Securities

	2003		2002

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Ahold Finance	$348	$294	$ *	$ *
KLM Royal Dutch Airlines	280	240	250	158
Royal and Sun Alliance Insurance	233	185	*	*
AMP Japan	56	65	*	*
Asahi Finance Limited	48	83	42	46
LeGrand	46	46	86	66
Tennessee Gas Pipeline	31	31	40	33
SB Treasury Co. LLC	28	32	*	*
Tyco International	18	21	*	*
Ikon, Inc.	16	20	*	*
Cerro Negro Finance	12	13	67	40
PDVSA Finance	9	9	32	25
BIL Asia Group	-	-	133	124
Levi Strauss & Co.	-	-	117	117
KDDI	-	-	22	21
Other	-	-	2	5

Total	$1,125	$1,039	$791	$635

*Investment-grade at respective reporting date

     Occasionally a debt security will be split-rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. As a result of the current credit environment, we changed our credit rating classification policy on split-rated securities during 2003. Prior to 2003, our practice was to report split-rated securities based on the higher credit rating. However, our current policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade. Our review includes evaluating the SVO designation as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list.

EXH 13-23

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Split-rated securities as of December 31, 2003, represented 2.3% of total debt securities at amortized cost and were as follows:

Split-Rated Securities

	Amortized	Moody's	S&P	SVO	Investment Grade or
(In millions)	Cost	Rating	Rating	Class	Below Investment Grade

Sumitomo Bank	$358	Baa1	BB+	2/P2	Investment Grade
Royal and Sun Alliance
Insurance	233	Ba2	BBB	3	Below Investment Grade
Sanwa Finance	103	Baa1	BB+	2/P2	Investment Grade
Fujitsu, Ltd.	69	Baa2	BB+	2	Investment Grade
AMP Japan	56	Ba3	BBB-	3	Below Investment Grade
SB Treasury Company LLC	28	Baa3	B+	P3	Below Investment Grade
Tyco International	18	Ba2	BBB-	3	Below Investment Grade
Fuji Finance	17	Baa1	BB+	2	Investment Grade
Ikon, Inc.	16	Ba1	BBB-	3	Below Investment Grade
Union Carbide Corp.	15	B1	BBB-	4/4Z	Investment Grade

     The following table presents an analysis of amortized cost, fair value and unrealized gains and losses for our investments in debt securities by investment-grade status as of December 31, 2003.

	Total	Total	Percent	Gross	Gross
	Amortized	Fair	of Fair	Unrealized	Unrealized
(In millions)	Cost	Value	Value	Gains	Losses

Available-for-sale securities:
Investment-grade securities	$25,841	$28,805	66.2%	$3,461	$496
Below-investment-grade securities	1,125	1,039	2.4	59	145
Held-to-maturity securities:
Investment-grade securities	13,048	13,675	31.4	858	232

Total	$40,014	$43,519	100%	$4,378	$873

     For an analysis of values and unrealized gains and losses for our investments in debt and equity securities as of December 31, 2003, presented by sector for debt securities, see Note 3 of the Notes to the Consolidated Financial Statements.

EXH 13-24

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table presents an aging of securities in an unrealized loss position as of December 31, 2003.

Aging of Unrealized Losses

					Six months
	Total	Total	Less than six months		to 12 months		Over 12 months

	Amortized	Unrealized	Amortized	Unrealized	Amortized	Unrealized	Amortized	Unrealized
(In millions)	Cost	Loss	Cost	Loss	Cost	Loss	Cost	Loss

Available-for-sale
securities:
Investment-grade
securities	$5,482	$496	$3,131	$249	$2,339	$247	$12	$-
Below-investment-
grade securities	892	145	-	-	268	51	624	94
Held-to-maturity
securities:
Investment-grade
securities	3,694	232	2,193	105	1,289	108	212	19

Total	$10,068	$873	$5,324	$354	$3,896	$406	$848	$113

     The following table presents a distribution of unrealized losses by magnitude as of December 31, 2003.

Percentage Decline from Amortized Cost

			Percentage of Decline

	Total	Total	Less than 20%		20% to 30%

	Amortized	Unrealized	Amortized	Unrealized	Amortized	Unrealized
(In millions)	Cost	Loss	Cost	Loss	Cost	Loss

Available-for-sale securities:
Investment-grade securities	$5,482	$496	$4,885	$336	$597	$160
Below-investment-
grade securities	892	145	659	96	233	49
Held-to-maturity securities:
Investment-grade securities	3,694	232	3,507	187	187	45

Total	$10,068	$873	$9,051	$619	$1,017	$254

     The fair value of our investments in debt securities can fluctuate greatly as a result of changes in interest rates and foreign currency exchange rates. We believe that the declines in fair value noted above primarily resulted from changes in the interest rate and foreign currency environments rather than credit issues. Therefore, we believe that it would be inappropriate to recognize impairment charges for changes in fair value that we believe are temporary.

EXH 13-25

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table presents the ten largest unrealized loss positions in our portfolio as of December 31, 2003.

	Credit	Amortized	Fair	Unrealized
(In millions)	Ratings	Cost	Value	Loss

Takefuji	BBB	$737	$578	$159
Ahold Finance	BB	348	294	54
Investor AB	AA	280	229	51
Royal and Sun Alliance Insurance	BB	233	184	49
KBC Bancassurance	A	239	197	42
KLM Royal Dutch Airlines	B	280	240	40
CSAV	BBB	224	190	34
Unique Zurich	BBB	345	311	34
First Austrian Bank	A	420	387	33
United Mexican States	BBB	421	390	31

     Based on our evaluation and analysis of specific issuers in accordance with our impairment policy, we recognized the following impairment charges during the three-year period ended December 31, 2003.

(In millions)	2003	2002	2001

Fixed maturities	$-	$-	$55
Perpetual debentures	-	37	-
Equity securities	1	21	31

Total impairments	$1	$58	$86

     Realized losses on debt securities by investment-grade status were as follows for the year ended December 31, 2003:

		Realized
(In millions)	Proceeds	Loss

Investment-grade securities, length of consecutive unrealized loss:
Less than six months	$121	$8
Six months to 12 months	21	1
Over 12 months	11	1

Subtotal	153	10

Below-investment-grade securities, length of consecutive unrealized loss:
Less than six months	171	257
Six months to 12 months	100	40
Over 12 months	180	58

Subtotal	451	355

Total	$604	$365

EXH 13-26

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     As part of our investment activities, we have investments in variable interest entities (VIEs) and special purpose entities (SPEs). See Notes 1 and 3 of the Notes to the Consolidated Financial Statements for additional information.

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulatory requirements became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the FSA. For additional information, see Notes 3 and 9 of the Notes to the Consolidated Financial Statements.

     Cash, cash equivalents and short-term investments totaled $1.1 billion, or 2.4% of total investments and cash, as of December 31, 2003, compared with $1.4 billion, or 3.5% of total investments and cash, at December 31, 2002. Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2003 and 2002.

     For additional information concerning investments and fair values, including information on the maturities of our investments in fixed maturities and perpetual debentures presented by segment at cost and fair value, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

     Deferred policy acquisition costs totaled $5.0 billion at December 31, 2003, an increase of $767 million, or 17.9% for the year. AFLAC Japan's deferred policy acquisition costs were $3.4 billion at December 31, 2003, an increase of $572 million, or 20.0% (7.2% increase in yen). The stronger yen at year-end increased reported deferred policy acquisition costs by $366 million. At December 31, 2003, deferred policy acquisition costs of AFLAC U.S. were $1.6 billion, an increase of $195 million, or 13.8%. The increase in deferred policy acquisition costs was primarily driven by increases in total new annualized premium sales.

Policy Liabilities

     Policy liabilities totaled $39.2 billion at December 31, 2003, an increase of $6.5 billion, or 19.9% for the year. AFLAC Japan's policy liabilities were $35.5 billion at December 31, 2003, an increase of $6.1 billion, or 20.6% (7.7% increase in yen). The stronger yen at year-end increased reported policy liabilities by $3.8 billion. At December 31, 2003, policy liabilities of AFLAC U.S. were $3.7 billion, an increase of $454 million, or 13.9%. The increase in policy liabilities is the result of the growth and aging of our in-force business.

Notes Payable

     The Parent Company has issued yen-denominated Samurai notes in Japan. In 2000, we issued 30 billion yen of Samurai notes (approximately $277 million), in 2001, we issued 40 billion yen (approximately $333 million) and in 2002, we issued 30 billion yen (approximately $254 million). All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. Proceeds were used for various corporate purposes. For our yen-denominated loans, the principal amounts as stated in dollars fluctuate due to changes in the yen/dollar exchange rate.

EXH 13-27

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     In 1999, the Parent Company issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 2009. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. Proceeds were used for various corporate purposes. We entered into cross-currency swaps that effectively convert the dollar-denominated principal and interest of these notes into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (55.6 billion yen) with a blended fixed interest rate of 1.67% payable in yen. At December 31, 2003, the fair value of the swaps was a liability of $29 million, compared with an asset of $25 million in 2002.

     We have designated the Parent Company's yen-denominated liabilities (Samurai notes payable and cross-currency swaps) as a hedge of our yen-denominated net assets, which constitutes our investment in AFLAC Japan. If the total of these yen-denominated liabilities is less than our investment in AFLAC Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of our other comprehensive income. Should these yen-denominated liabilities exceed our investment in AFLAC Japan, the portion of the hedge that exceeds our investment would be deemed ineffective. In that case, GAAP requires the exchange effect on the ineffective portion to be reported in net earnings. We estimate that if the ineffective portion was $100 million, we would report a foreign exchange gain/loss of approximately $1 million for every one yen weakening/strengthening in the end-of-period yen/dollar exchange rate. At December 31, 2003 and 2002, our hedge was effective. See Market Risks of Financial Instruments on page 13-16 for additional information.

     The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities) was 24.6% as of December 31, 2003 and 24.8% as of December 31, 2002.

     The following table summarizes our major contractual obligations apart from those arising from our insurance product and investment purchase activities as of December 31, 2003.

Distribution of Payments by Period

		Less than	One to	Four to	After
(In millions)	Total	one year	three years	five years	five years

Long-term debt	$1,383	$-	$653	$280	$450
Capitalized lease obligations	27	11	12	4	-
Operating lease obligations	117	41	33	17	26
Policyholder protection fund	265	19	52	55	139

Total contractual obligations	$1,792	$71	$750	$356	$615

Off-Balance Sheet Arrangements

     As of December 31, 2003, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

Security Lending

     We use short-term security lending arrangements to increase investment income with minimal risk. For further information regarding such arrangements, see Note 3 of the Notes to the Consolidated Financial Statements.

EXH 13-28

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Defined Benefit Pension Plans

     AFLAC U.S. and AFLAC Japan have defined benefit pension plans that cover substantially all full-time employees. General market conditions and the actuarial assumptions used to value our plans' assets and liabilities have a significant impact on plan costs and the reported values of plan assets and liabilities. Generally, the plans are funded annually, with minimum contributions required by applicable regulations, including amortization of unfunded prior service cost. In light of the depressed U.S. interest rate environment, we lowered the discount rate used in valuing our U.S. plan from 7.0% to 6.5% during 2003 to more closely conform with prevailing rates. As a result of the lower discount rate, we recognized an additional minimum pension liability of $9 million during 2003.

     During 2003, we elected to return the substitutional portion of AFLAC Japan's pension plan to the government as allowed by the Japan Welfare Pension Insurance Law. We received government approval to complete the transfer in December 2003. For additional information on the transfer and our U.S. and Japanese plans, see Note 10 of the Notes to the Consolidated Financial Statements.

     At December 31, 2003, other liabilities included a liability for both plans in the amount of $65 million, compared with $39 million a year ago and shareholders' equity reflected a noncash charge of $17 million for the minimum pension liability associated with our U.S. plan and 2.9 billion yen ($27 million using the December 31, 2003 exchange rate) for the Japanese plan. In 2003 consolidated pension expense was $22 million, compared with $12 million in 2002. Pension expense for 2004 is expected to be approximately $9 million for the U.S. plan and 1.1 billion yen ($10 million using the December 31, 2003 exchange rate) for the Japanese plan. We expect to make cash contributions in 2004 of approximately $6 million for the U.S. plan.

Policyholder Protection Fund and State Guaranty Associations

     In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation (LIPPC). Funding by the life insurance industry is generally made over a ten-year period. We recognize charges for our estimated share of the industry's obligation once it is determinable. Due to their infrequency, we treat these charges as nonrecurring items. We review the estimated liability for policyholder protection fund contributions annually and report any adjustments in AFLAC Japan's operating earnings.

     In 2002, we received a formal proposal regarding additional funding for the LIPPC. The proposal, which was drafted by the FSA, extended the Japanese government's pledge to enact fiscal safety-net measures of up to 400 billion yen until March 2006, and required the industry to contribute an additional 78 billion yen to the LIPPC. These funds will be used to support policyholder obligations of failed life insurance companies. Despite our vote against the proposal, it passed when members of the LIPPC voted in 2002. As a result, we recorded an after-tax charge of $26 million, or $.05 per diluted share, for our estimated portion of the additional industry contribution. During 2003, the Japanese government and the insurance industry agreed to extend the time over which the industry's contribution to the LIPPC would be paid. As a result, we accrued an additional 2.4 billion yen, or $21 million, to reflect our revised estimate of required contributions.

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

EXH 13-29

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Capital Resources and Liquidity

     AFLAC continues to provide the primary sources of liquidity to the Parent Company through dividends and management fees. The Parent Company received dividends from AFLAC in the amount of $408 million in 2003, compared with $358 million in 2002 and $204 million in 2001. The increase in dividends resulted from management's decision to remove excess capital from Japan in an effort to achieve better investment returns in the United States. During 2003, AFLAC Japan paid $26 million to the Parent Company for management fees, compared with $25 million in 2002 and $20 million in 2001.

     The Parent Company also accesses debt security markets to provide additional sources of capital. Capital is primarily used to fund business expansion, capital expenditures and our share repurchase program. In 2002, we issued 30 billion yen of yen-denominated Samurai notes in Japan (approximately $254 million at that date). We received 40 billion yen (approximately $333 million at that date) in 2001 from the issuance of yen-denominated Samurai notes in Japan. In December 2003, we filed a shelf registration statement with Japanese regulatory authorities to issue up to 100 billion yen (approximately $933 million using the December 31, 2003 exchange rate) of yen-denominated Samurai notes in Japan. These securities will not be available to U.S. persons or entities. For additional information, see discussion on page 13-27 under notes payable.) We believe outside sources for additional debt and equity capital, if needed, will continue to be available.

     The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

     Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. AFLAC insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC's policies provide fixed-benefit amounts rather than reimbursement for actual medical costs and therefore generally are not subject to the risks of medical-cost inflation.

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

Consolidated Cash Flows by Activity
(For the years ended December 31)

(In millions)	2003	2002	2001

Operating activities	$3,389	$3,038	$2,849
Investing activities	(3,500)	(2,274)	(2,473)
Financing activities	(298)	(320)	(42)
Exchange effect on cash and cash equivalents	82	83	(91)

Net change in cash and cash equivalents	$(327)	$527	$243

EXH 13-30

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Operating Activities

     In 2003 consolidated cash flow from operations increased 11.6% to $3.4 billion, compared with $3.0 billion in 2002 and $2.8 billion in 2001. Net cash flow from operations other than Japan increased 27.3% in 2003 to $663 million, compared with $521 million in 2002 and $470 million in 2001. Net cash flow from operations for AFLAC Japan increased 8.3% in 2003 to $2.7 billion, compared with $2.5 billion in 2002 and $2.4 billion in 2001. The increases in Japan cash flows in 2003 and 2002 were primarily attributable to the growth of our business. The stronger yen magnified the growth of AFLAC Japan's operating cash flow in 2003, while the weaker yen suppressed growth of AFLAC Japan's operating cash flow in 2002.

Investing Activities

     Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. Consolidated cash flow used by investing activities increased 53.9% to $3.5 billion in 2003, compared with $2.3 billion in 2002 and $2.5 billion in 2001. AFLAC Japan accounted for 89% of the consolidated net cash used by investing activities in 2003, compared with 81% in 2002 and 83% in 2001.

     When market opportunities arise, we dispose of selected debt securities that are available for sale to improve future investment yields and/or improve the duration matching of our assets and liabilities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 5% and 7% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 2003.

     Net additions to property and equipment, including capitalized lease obligations, were $35 million in 2003, $33 million in 2002, and $62 million in 2001.

Financing Activities

     Consolidated cash used by financing activities was $298 million in 2003, $320 million in 2002 and $42 million in 2001. In 2002, we received net proceeds of $254 million in connection with the issuance in Japan of .96% Samurai notes due in 2007. We also paid in full, $221 million, our revolving credit agreement. In 2001, we received net proceeds of $333 million in connection with the issuance in Japan of .87% Samurai notes due in 2006. We also paid $103 million in connection with the scheduled maturity of our yen-denominated unsecured credit agreement. Treasury stock purchases were $343 million (10 million shares) in 2003, compared with $346 million (12 million shares) in 2002 and $350 million (12 million shares) in 2001. We issued treasury shares for certain AFLAC stock option exercises, additional stock purchases by shareholders in the dividend reinvestment plan and stock issued to sales associates.

     Dividends to shareholders in 2003 were $154 million ($146 million paid in cash; $8 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2002 were $119 million ($112 million paid in cash; $7 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2001 were $101 million ($95 million paid in cash; $6 million through issuance of treasury shares under the dividend reinvestment plan). The 2003 dividend of $.30 per share increased 30.4% over 2002. The 2002 dividend of $.23 per share increased 19.2% over 2001.

EXH 13-31

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Regulatory Restrictions

     AFLAC is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

     The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. AFLAC's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital formula is used by insurance regulators to facilitate identification of inadequately capitalized insurance companies. The formula evaluates insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the risk-based capital formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters. We believe that we will continue to maintain a strong risk-based capital ratio and statutory capital and surplus position in future periods.

     In addition to restrictions by U.S. insurance regulators, the FSA may not allow transfers of funds from AFLAC Japan if the transfers would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin ratio significantly exceeds regulatory minimums. Payments are made from AFLAC Japan to the Parent Company for management fees (discussed above) and to AFLAC U.S. for allocated expenses and remittances of earnings. In 2003 and 2002, expenses allocated to AFLAC Japan were $22 million and were $24 million in 2001. During 2003, AFLAC Japan also remitted profits of $385 million (45.6 billion yen) to AFLAC U.S., compared with $383 million (45.3 billion yen) in 2002 and $185 million (23.0 billion yen) in 2001. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

     For the Japanese reporting fiscal year ended March 31, 2002, AFLAC Japan adopted a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, debt securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan's debt securities have been classified as either available for sale or held to maturity, similar to GAAP investment classifications. Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale are reported in FSA capital and surplus and reflected in the solvency margin ratio. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin ratio and amounts available for annual profit repatriation.

EXH 13-32

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

    legislative and regulatory developments,
    assessments for insurance company insolvencies,
    competitive conditions in the United States and Japan,
    new product development,
    ability to attract and retain qualified sales associates,
    ability to repatriate profits from Japan,
    changes in U.S. and/or Japanese tax laws or accounting requirements, credit and other risks associated with AFLAC's investment activities, significant changes in investment yield rates,
    fluctuations in foreign currency exchange rates,
    deviations in actual experience from pricing and reserving assumptions, level and outcome of litigation,
    downgrades in the company's credit rating,
    changes in rating agency policies or practices,
    subsidiary's ability to pay dividends to parent company, and general economic conditions in the United States and Japan.

EXH 13-33

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings
Years Ended December 31,

(In millions, except for share and per-share amounts)	2003	2002	2001

Revenues:
Premiums, principally supplemental health insurance	$9,921	$8,595	$8,061
Net investment income	1,787	1,614	1,550
Realized investment gains (losses)	(301)	(14)	(31)
Other income	40	62	18

Total revenues	11,447	10,257	9,598

Benefits and expenses:
Benefits and claims	7,529	6,589	6,303
Acquisition and operating expenses:
Amortization of deferred policy acquisition costs	464	385	328
Insurance commissions	1,146	1,037	1,006
Insurance expenses	982	842	793
Interest expense	22	20	19
Japanese policyholder protection fund provision	-	40	-
Other operating expenses	79	85	68

Total acquisition and operating expenses	2,693	2,409	2,214

Total benefits and expenses	10,222	8,998	8,517

Earnings before income taxes	1,225	1,259	1,081

Income tax expense:
Current	212	353	338
Deferred	218	85	56

Total income taxes	430	438	394

Net earnings	$795	$821	$687

(continued)

EXH 13-34

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Earnings (continued)
Years Ended December 31,

	2003	2002	2001

Net earnings per share:
Basic	$1.55	$1.59	$1.31
Diluted	1.52	1.55	1.28

Common shares used in computing
earnings per share (In thousands):
Basic	513,220	517,541	525,098
Diluted	522,138	528,326	537,383

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-35

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31,

(In millions)	2003	2002

Assets:
Investments and cash:
Securities available for sale, at fair value:
Fixed maturities (amortized cost $23,686 in 2003 and $19,423 in 2002)	$26,495	$22,659
Perpetual debentures (amortized cost $3,280 in 2003 and $2,758 in 2002)	3,349	2,730
Equity securities (cost $33 in 2003 and $262 in 2002)	73	258
Securities held to maturity, at amortized cost:
Fixed maturities (fair value $9,263 in 2003 and $8,599 in 2002)	8,752	8,394
Perpetual debentures (fair value $4,412 in 2003 and $3,595 in 2002)	4,297	3,700
Other investments	33	27
Cash and cash equivalents	1,052	1,379

Total investments and cash	44,051	39,147
Receivables, primarily premiums	547	435
Accrued investment income	456	414
Deferred policy acquisition costs	5,044	4,277
Property and equipment, at cost less accumulated depreciation	518	482
Other	348	303

Total assets	$50,964	$45,058

(continued)

EXH 13-36

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Balance Sheets (continued)
December 31,

(In millions, except for share and per-share amounts)	2003	2002

Liabilities and shareholders' equity:
Liabilities:
Policy liabilities:
Future policy benefits	$35,588	$29,797
Unpaid policy claims	2,115	1,753
Unearned premiums	516	428
Other policyholders' funds	1,021	748

Total policy liabilities	39,240	32,726
Notes payable	1,409	1,312
Income taxes	2,189	2,364
Payables for security transactions	-	274
Payables for return of cash collateral on loaned securities	374	1,049
Other	1,106	939
Commitments and contingent liabilities (Notes 10 and 11)

Total liabilities	44,318	38,664

Shareholders' equity:
Common stock of $.10 par value. In thousands:
authorized 1,000,000 shares; issued 651,554
shares in 2003 and 648,618 shares in 2002	65	65
Additional paid-in capital	417	371
Retained earnings	5,885	5,244
Accumulated other comprehensive income:
Unrealized foreign currency translation gains	213	222
Unrealized gains on investment securities	2,316	2,416
Minimum pension liability adjustment	(36)	(8)
Treasury stock, at average cost	(2,214)	(1,916)

Total shareholders' equity	6,646	6,394

Total liabilities and shareholders' equity	$50,964	$45,058

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-37

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31,

(In millions, except for per-share amounts)	2003	2002	2001

Common stock:
Balance, beginning of year	$65	$65	$32
Exercise of stock options	-	-	1
Two-for-one stock split	-	-	32

Balance, end of year	65	65	65

Additional paid-in capital:
Balance, beginning of year	371	338	336
Exercise of stock options, including income tax benefits	19	11	10
Gain on treasury stock reissued	27	22	24
Two-for-one stock split	-	-	(32)

Balance, end of year	417	371	338

Retained earnings:
Balance, beginning of year	5,244	4,542	3,956
Net earnings	795	821	687
Dividends to shareholders ($.30 per share in 2003,
$.23 per share in 2002, and $.193 in 2001)	(154)	(119)	(101)

Balance, end of year	5,885	5,244	4,542

Accumulated other comprehensive income:
Balance, beginning of year	2,630	2,091	1,668
Change in unrealized foreign currency translation
gains (losses) during year, net of income taxes	(9)	9	19
Change in unrealized gains (losses) on investment
securities during year, net of income taxes	(100)	538	404
Minimum pension liability adjustment during year, net
of income taxes	(28)	(8)	-

Balance, end of year	2,493	2,630	2,091

Treasury stock:
Balance, beginning of year	(1,916)	(1,611)	(1,298)
Purchases of treasury stock	(343)	(346)	(350)
Cost of shares issued	45	41	37

Balance, end of year	(2,214)	(1,916)	(1,611)

Total shareholders' equity	$6,646	$6,394	$5,425

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-38

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

(In millions)	2003	2002	2001

Cash flows from operating activities:
Net earnings	$795	$821	$687
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Change in receivables and advance premiums	(86)	(11)	(44)
Increase in deferred policy acquisition costs	(408)	(372)	(325)
Increase in policy liabilities	2,641	2,385	2,380
Change in income tax liabilities	83	67	46
Realized investment losses	301	14	31
Japanese policyholder protection fund provision	-	40	-
Other, net	63	94	74

Net cash provided by operating activities	3,389	3,038	2,849

Cash flows from investing activities:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	1,908	1,729	1,799
Fixed maturities matured	1,458	1,188	700
Equity securities and other	354	69	92
Securities held to maturity:
Fixed maturities matured or called	1	240	128
Costs of investments acquired:
Securities available for sale:
Fixed maturities	(5,059)	(3,057)	(2,441)
Perpetual debentures	(288)	-	(495)
Equity securities	(3)	(130)	(152)
Securities held to maturity:
Fixed maturities	(947)	(2,619)	(2,040)
Perpetual debentures	(170)	(136)	(416)
Cash received as collateral on loaned securities, net	(727)	485	416
Additions to property and equipment, net	(21)	(25)	(45)
Other, net	(6)	(18)	(19)

Net cash used by investing activities	$(3,500)	$(2,274)	$(2,473)

(continued)

EXH 13-39

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years Ended December 31,

(In millions)	2003	2002	2001

Cash flows from financing activities:
Proceeds from borrowings	$-	$254	$333
Principal payments under debt obligations	(20)	(234)	(116)
Change in investment-type contracts, net	159	74	138
Dividends paid to shareholders	(146)	(112)	(95)
Purchases of treasury stock	(343)	(346)	(350)
Treasury stock reissued	33	35	38
Other, net	19	9	10

Net cash used by financing activities	(298)	(320)	(42)

Effect of exchange rate changes on cash
and cash equivalents	82	83	(91)

Net change in cash and cash equivalents	(327)	527	243
Cash and cash equivalents, beginning of year	1,379	852	609

Cash and cash equivalents, end of year	$1,052	$1,379	$852

Supplemental disclosures of cash flow
information - See Note 12

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-40

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

AFLAC Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31,

(In millions)	2003	2002	2001

Net earnings	$795	$821	$687

Other comprehensive income before income taxes:
Foreign currency translation adjustments:
Change in unrealized foreign currency
translation gains (losses) during year	(121)	(72)	119
Unrealized gains (losses) on investment securities:
Unrealized holding gains (losses) arising during year	(604)	763	509
Reclassification adjustment for realized (gains)
losses included in net earnings	301	13	3
Minimum pension liability adjustment during year	(40)	(8)	-

Total other comprehensive income (loss)
before income taxes	(464)	696	631
Income tax expense (benefit) related to items of
other comprehensive income	(327)	157	207

Other comprehensive income (loss)
net of income taxes	(137)	539	424

Total comprehensive income	$658	$1,360	$1,111

See the accompanying Notes to the Consolidated Financial Statements.

EXH 13-41

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 74% of the Company's total revenues in 2003, 75% in 2002 and 78% in 2001, and 84% of total assets at both December 31, 2003 and 2002.

     Basis of Presentation: We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     Translation of Foreign Currencies: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using weighted-average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2003.

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

EXH 13-42

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

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impacted investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the Financial Services Agency. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize fluctuations in our Japanese solvency margin ratio, we made certain reclassifications of debt securities between the held-to-maturity and available-for-sale categories as of March 31, 2001 (see Note 3).

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

EXH 13-43

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

     Our portfolio managers and credit research personnel routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and our evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analysis, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security and report a realized loss in the consolidated statements of earnings.

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

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

EXH 13-44

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

     Derivatives: We have only limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2003, our only outstanding derivative contracts were cross-currency swaps related to our $450 million senior notes (see Notes 4 and 6).

     We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values of the hedged items. The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value.

     We have designated our cross-currency swaps as a hedge of the foreign currency exposure of our investment in AFLAC Japan. We recognize the fair value of the cross-currency swaps as either assets or liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

     Policyholder Protection Fund and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection fund. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in AFLAC Japan's expenses.

     In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

     Employee Stock Options: We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our employee stock option plan, which is described more fully in Note 8. All options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no compensation expense is reflected in net earnings. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

EXH 13-45

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(In millions, except for per-share amounts)	2003	2002	2001

Net earnings, as reported	$795	$821	$687
Deduct compensation expense determined under a
fair value method, net of tax	(27)	(36)	(33)

Pro forma net earnings	$768	$785	$654

Earnings per share:
Basic - as reported	$1.55	$1.59	$1.31
Basic - pro forma	1.50	1.52	1.25

Diluted - as reported	$1.52	$1.55	$1.28
Diluted - pro forma	1.47	1.48	1.22

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

     New Accounting Pronouncements: In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an interpretation of ARB (Accounting Research Bulletin) No. 51. This interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the expected residual gains, or both, as a result of ownership, contractual or other financial interests in the entity. In October 2003, the FASB delayed the effective date of FIN 46 for variable interest entities (VIEs) or potential VIEs created before February 2003. In December, the FASB issued a revised version of FIN 46, which delayed the effective date of FIN 46 for all VIEs until March 2004. FIN 46 and its various interpretations are not expected to have a material impact on our financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This standard, which amends the transition and disclosure issues associated with SFAS No. 123, became effective for years ending after December 15, 2002. The requirements of this standard do not impact our financial position or results of operations.

EXH 13-46

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     During the last three years, the FASB has issued a number of accounting pronouncements with various effective dates: SFAS No. 141, Business Combinations; SFAS No. 142, Goodwill and Other Intangible Assets; SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets; SFAS No. 145, Recision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities; SFAS No. 147, Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9; SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities; SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity; and Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. These pronouncements do not have a material effect on our financial statements.

     Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings.

2.	FOREIGN AND BUSINESS SEGMENT INFORMATION

     The Company consists of two reportable insurance business segments: AFLAC Japan and AFLAC U.S. We sell supplemental health and life insurance through AFLAC Japan and AFLAC U.S. Most of our policies are individually underwritten and marketed at worksites through independent agents with premiums paid by the employee.

     Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings as presented in this report excludes from net earnings the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps, and the charge for the Japanese policyholder protection fund in 2002. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment and lines of business for the years ended December 31 follows:

EXH 13-47

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

(In millions)	2003	2002	2001

Revenues:
AFLAC Japan:
Earned premiums:
Cancer life	$4,864	$4,492	$4,508
Other accident and health	1,687	1,201	1,075
Life insurance	775	680	634
Net investment income	1,421	1,276	1,234
Other income	18	1	1

Total AFLAC Japan	8,765	7,650	7,452

AFLAC U.S.:
Earned premiums:
Accident/disability	1,085	900	713
Cancer expense	842	757	654
Other health	574	487	416
Life insurance	93	77	61
Net investment income	362	331	303
Other income	9	9	8

Total AFLAC U.S.	2,965	2,561	2,155

Other business segments	43	48	32

Total business segments	11,773	10,259	9,639
Realized investment gains (losses)	(301)	(14)	(31)
Corporate*	39	78	31
Intercompany eliminations	(64)	(66)	(41)

Total revenues	$11,447	$10,257	$9,598

*Includes investment income of $5 in 2003, $7 in 2002 and $13 in 2001. Also includes a loss of $3 in 2003, and gains of $37 in 2002 and $1 in 2001 related to the change in fair value of the interest rate component of the cross-currency swaps.

(In millions)	2003	2002	2001

Operating earnings:
AFLAC Japan	$1,140	$938	$823
AFLAC U.S.	451	402	345
Other business segments	(1)	1	(8)

Total business segments	1,590	1,341	1,160
Interest expense, noninsurance operations	(19)	(16)	(16)
Corporate and eliminations	(42)	(49)	(33)

Pretax operating earnings*	1,529	1,276	1,111
Realized investment gains (losses)	(301)	(14)	(31)
Change in fair value of the interest rate component
of the cross-currency swaps	(3)	37	1
Japanese policyholder protection fund provision	-	(40)	-

Total earnings before income taxes	$1,225	$1,259	$1,081

*Income taxes applicable to pretax operating earnings were $540 in 2003, $452 in 2002 and $391 in 2001. The effect of foreign currency translation increased operating earnings by $33 in 2003, compared with decreases of $10 in 2002 and $37 in 2001.

EXH 13-48

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Assets as of December 31 were as follows:

(In millions)	2003	2002	2001

Assets:
AFLAC Japan	$42,654	$37,983	$31,729
AFLAC U.S.	7,966	6,672	5,729
Other business segments	57	62	43

Total business segments	50,677	44,717	37,501
Corporate	8,276	7,887	6,830
Intercompany eliminations	(7,989)	(7,546)	(6,471)

Total assets	$50,964	$45,058	$37,860

     Net additions to property and equipment, including capitalized lease obligations, were $35 million in 2003, $33 million in 2002 and $62 million in 2001. Total depreciation and amortization expense, which is included in insurance expenses in the consolidated statements of earnings, was $59 million in 2003, $60 million in 2002, and $37 million in 2001; AFLAC Japan accounted for $33 million in 2003, $29 million in 2002, and $21 million in 2001.

     Advertising expense is included in insurance expenses in the consolidated statements of earnings and was as follows for each of the three years ended December 31:

(In millions)	2003	2002	2001

Advertising expense:
AFLAC Japan	$59	$48	$60
AFLAC U.S.	61	57	45

Total advertising expense	$120	$105	$105

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2003, $291 million, or 53.2% of total receivables were related to AFLAC Japan's operations, compared with $217 million, or 49.9%, at December 31, 2002.

EXH 13-49

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2003. The exchange effect on selected financial data was calculated using the same yen/dollar exchange rate for the current year as each respective prior year.

	2003	2002	2001

Balance Sheets:
Yen/dollar exchange rate at December 31	107.13	119.90	131.95
Yen percent strengthening (weakening)	11.9%	10.1%	(13.0)%
Exchange effect on total assets (billions)	$4.2	$3.2	$(4.4)
Exchange effect on total liabilities (billions)	4.2	3.1	(4.3)
Statements of Earnings:
Weighted-average yen/dollar exchange rate	115.95	125.15	121.54
Yen percent strengthening (weakening)	7.9%	(2.9)%	(11.3)%
Exchange effect on net earnings (millions)*	$33	$(10)	$(37)
Exchange effect on diluted net EPS*	.06	(.02)	(.07)

*Translation effect on AFLAC Japan segment and Parent Company yen-denominated interest expense

     AFLAC Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in AFLAC Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in AFLAC Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	2003	2002

AFLAC Japan net assets	$4,661	$4,806
Less:
AFLAC Japan dollar-denominated net assets	2,917	2,518
Parent Company yen-denominated net liabilities	1,453	1,297

Consolidated yen-denominated net assets subject to
foreign currency translation fluctuations	$291	$991

     Remittances from AFLAC Japan: AFLAC Japan makes payments to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $433 million in 2003, $429 million in 2002 and $228 million in 2001. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.

     Policyholder Protection Fund: In 2002, the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) agreed to increase the life insurance industry's obligation to the Japanese policyholder protection fund. We recognized our estimated share of this additional obligation in 2002 and decreased pretax earnings by $40 million ($26 million after taxes, or $.05 per diluted share). During 2003, the Japanese government and the insurance industry agreed to extend the time over which the industry's contribution to the LIPPC would be paid. The total liability accrued for our obligations to the policyholder protection fund was $265 million (28.4 billion yen) at December 31, 2003, compared with $227 million (27.3 billion yen) a year ago. The obligation is expected to be payable in semi-annual installments through 2013.

EXH 13-50

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
3.	INVESTMENTS

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table:

	2003

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$7,126	$1,645	$6	$8,765
Municipalities	8	-	-	8
Mortgage-backed securities	42	1	-	43
Public utilities	2,428	295	27	2,696
Sovereign and supranational	723	111	1	833
Banks/financial institutions	3,104	291	221	3,174
Other corporate	3,023	174	207	2,990

Total yen-denominated	16,454	2,517	462	18,509

Dollar-denominated:
Government	104	7	1	110
Municipalities	100	10	1	109
Mortgage-backed securities	259	9	3	265
Public utilities	798	87	1	884
Sovereign and supranational	386	54	-	440
Banks/financial institutions	2,527	267	7	2,787
Other corporate	3,057	352	18	3,391

Total dollar-denominated	7,231	786	31	7,986

Total fixed maturities	23,685	3,303	493	26,495

Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,893	166	148	2,911
Dollar-denominated:
Banks/financial institutions	387	51	-	438

Total perpetual debentures	3,280	217	148	3,349

Equity securities	33	41	1	73

Total securities available for sale	$26,998	$3,561	$642	$29,917

EXH 13-51

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

	2003

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Mortgage-backed securities	$52	$-	$1	$51
Public utilities	1,065	29	38	1,056
Sovereign and supranational	2,473	150	41	2,582
Banks/financial institutions	2,298	222	37	2,483
Other corporate	2,848	231	4	3,075

Total yen-denominated	8,736	632	121	9,247

Dollar-denominated:
Government	16	-	1	15

Total dollar-denominated	16	-	1	15

Total fixed maturities	8,752	632	122	9,262

Perpetual debentures:
Yen-denominated:
Banks/financial institutions	4,297	225	110	4,412

Total perpetual debentures	4,297	225	110	4,412

Total securities held to maturity	$13,049	$857	$232	$13,674

EXH 13-52

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

	2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities available for sale,
carried at fair value:
Fixed maturities:
Yen-denominated:
Government and guaranteed	$6,088	$1,860	$-	$7,948
Municipalities	12	1	-	13
Mortgage-backed securities	34	1	-	35
Public utilities	2,433	379	-	2,812
Sovereign and supranational	643	119	2	760
Banks/financial institutions	2,202	348	23	2,527
Other corporate	1,655	163	32	1,786

Total yen-denominated	13,067	2,871	57	15,881

Dollar-denominated:
Government	64	9	-	73
Municipalities	70	9	-	79
Mortgage-backed securities	105	10	-	115
Public utilities	725	47	13	759
Sovereign and supranational	262	30	5	287
Banks/financial institutions	2,098	186	48	2,236
Other corporate	3,032	305	108	3,229

Total dollar-denominated	6,356	596	174	6,778

Total fixed maturities	19,423	3,467	231	22,659

Perpetual debentures:
Yen-denominated:
Primarily banks/financial institutions	2,427	120	183	2,364
Dollar-denominated:
Banks/financial institutions	331	37	2	366

Total perpetual debentures	2,758	157	185	2,730

Equity securities	262	28	32	258

Total securities available for sale	$22,443	$3,652	$448	$25,647

EXH 13-53

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

	2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value

Securities held to maturity,
carried at amortized cost:
Fixed maturities:
Yen-denominated:
Mortgage-backed securities	$47	$2	$-	$49
Public utilities	956	56	26	986
Sovereign and supranational	1,660	97	48	1,709
Banks/financial institutions	2,401	223	101	2,523
Other corporate	3,330	202	200	3,332

Total yen-denominated	8,394	580	375	8,599

Perpetual debentures:
Yen-denominated:
Banks/financial institutions	3,700	103	208	3,595

Total perpetual debentures	3,700	103	208	3,595

Total securities held to maturity	$12,094	$683	$583	$12,194

     The components of net investment income for the years ended December 31 were as follows:

(In millions)	2003	2002	2001

Fixed-maturity securities	$1,486	$1,337	$1,281
Perpetual debentures	314	289	277
Equity securities and other	2	3	2
Short-term investments and cash equivalents	6	5	9

Gross investment income	1,808	1,634	1,569
Less investment expenses	21	20	19

Net investment income	$1,787	$1,614	$1,550

EXH 13-54

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Investments in debt securities, which individually exceeded 10% of shareholders' equity as of December 31, were as follows:

	2003			2002

	Credit	Amortized	Fair	Credit	Amortized	Fair
(In millions)	Rating	Cost	Value	Rating	Cost	Value

Japan National Government	AA	$7,051	$8,691	AA	$6,023	$7,878
HSBC	A	938	1,069		*	*
The Israel Electric Corporation Ltd.**	A/BBB	932	941	A	719	764
Credit Suisse First Boston	A	826	847	A	767	745
Republic of Tunisia	BBB	776	789		*	*
Takefuji Corporation	BBB	737	578	A	676	733
HBOS PLC**	AA/A	697	716		*	*

*		Less than 10%
**		For this issuer, we own more than one security with different ratings

     Privately issued securities held by AFLAC Japan at amortized cost accounted for $23.3 billion, or 58.1%, and $19.3 billion, or 56.3%, of total debt securities at December 31, 2003 and 2002, respectively. Total privately issued securities, at amortized cost, accounted for $25.1 billion, or 62.8%, of our total debt securities as of December 31, 2003, compared with $20.6 billion, or 60.2%, at December 31, 2002. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $6.5 billion, or 25.7%, and $4.7 billion, or 22.6%, at amortized cost as of December 31, 2003 and 2002, respectively.

     At December 31, 2003, we owned debt securities that were rated below investment grade in the amount of $1.1 billion at amortized cost ($1.0 billion at fair value), or 2.8% of total debt securities, compared with $791 million at amortized cost ($635 million at fair value), or 2.3% of total debt securities in 2002. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

     As of December 31, 2003, $154 million, at fair value, of AFLAC Japan's debt securities had been pledged to Japan's policyholder protection fund. At December 31, 2003, debt securities with a fair value of $10 million were on deposit with regulatory authorities in the United States, Japan and Hong Kong. We retain ownership of all securities on deposit and receive the related investment income.

EXH 13-55

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2003	2002	2001

Realized investment gains (losses) on securities:
Debt securities:
Available for sale:
Gross gains from sales	$72	$97	$66
Gross losses from sales	(366)	(47)	(23)
Impairment losses	-	(37)	(55)
Net gains from redemptions	8	-	1

Total debt securities	(286)	13	(11)

Equity securities:
Gross gains from sales	19	8	29
Gross losses from sales	(33)	(14)	(18)
Impairment losses	(1)	(21)	(31)

Total equity securities	(15)	(27)	(20)

Total realized investment losses	$(301)	$(14)	$(31)

Changes in unrealized gains (losses):
Debt securities:
Available for sale	$(331)	$798	$944
Transferred to held to maturity	(16)	11	(387)
Equity securities	44	(34)	(46)

Change in unrealized gains (losses)	$(303)	$775	$511

     The large realized investment losses in 2003 related primarily to the sale of our investment in Parmalat. Following several credit ratings downgrades of its debt, we sold all of our holdings in Parmalat and realized a pretax loss of $257 million. We also sold our investment in Levi Strauss at a pretax loss of $38 million. These investment losses and other investment transactions in the normal course of business decreased pretax earnings by $301 million (after-tax, $191 million or $.37 per diluted share).

     In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were related to the corporate debt security of a Japanese issuer ($37 million) and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $15 million or $.03 per diluted share).

     In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades. We also recognized pretax impairment losses on equity securities of $31 million, which included a $28 million loss related to our investment in two human resource service companies. In addition, we realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased pretax earnings by $31 million (after-tax, $34 million or $.06 per diluted share).

EXH 13-56

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

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

EXH 13-57

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The fair value and unrealized loss for debt and equity securities in an unrealized loss position at December 31, 2003 were as follows:

	Total		Less than 12 months		12 months or longer

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In millions)	Value	Losses	Value	Losses	Value	Losses

Fixed maturities:
Government and
guaranteed:
Dollar-denominated	$58	$2	$58	$2	$-	$-
Yen-denominated	583	6	583	6	-	-
Municipalities:
Dollar-denominated	11	-	11	-	-	-
Mortgage-backed
securities:
Dollar-denominated	53	2	53	2	-	-
Yen-denominated	37	1	37	1	-	-
Public utilities:
Dollar-denominated	63	2	63	2	-	-
Yen-denominated	810	66	521	30	289	36
Sovereign and
supranational:
Dollar-denominated	5	-	5	-	-	-
Yen-denominated	635	42	635	42	-	-
Banks/financial
institutions and other
corporate:
Dollar-denominated	197	7	197	7	-	-
Yen-denominated	1,336	257	1,336	257	-	-
Other corporate:
Dollar-denominated	536	20	480	19	56	1
Yen-denominated	1,680	210	1,436	157	244	53
Perpetual debentures:
Yen-denominated	3,189	258	2,701	182	488	76

Total debt securities	9,193	873	8,116	707	1,077	166
Equity securities	4	-	1	-	3	-

Total temporarily
impaired securities	$9,197	$873	$8,117	$707	$1,080	$166

     The fair value of our investments in debt securities can fluctuate greatly as a result of changes in interest rates and foreign currency exchange rates. We believe that the declines in fair value noted above primarily resulted from changes in the interest rate and foreign currency environments rather than credit issues. Therefore, we believe that it would be inappropriate to recognize impairment charges for changes in fair value that we believe are temporary.

EXH 13-58

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	2003	2002

Unrealized gains on securities available for sale	$2,918	$3,204
Unamortized unrealized gains on securities transferred to held to maturity	608	625
Deferred income taxes	(1,210)	(1,413)

Shareholders' equity, net unrealized gains on investment securities	$2,316	$2,416

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related investment assets due to the unavailability of acceptable yen-denominated long-duration securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years at both December 31, 2003 and December 31, 2002. The average duration of the yen-denominated debt securities was approximately 11 years at December 31, 2003 and 10 years at December 31, 2002. The average duration of premiums to be received in the future was approximately nine years on policies in force at both December 31, 2003 and December 31, 2002.

     Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.16%. These securities total $508 million at amortized cost and have an average yield of 5.13%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. In spite of the negative investment spreads, overall profit margins in AFLAC Japan's aggregate block of business are adequate because of profits that continue to emerge from changes in mix of business and favorable mortality, morbidity, and expenses.

EXH 13-59

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The contractual maturities of our investments in fixed maturities at December 31, 2003, were as follows:

	AFLAC Japan		AFLAC U.S.

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Available for sale:
Due in one year or less	$594	$605	$98	$100
Due after one year through five years	1,479	1,661	131	147
Due after five years through 10 years	5,433	6,911	496	567
Due after 10 years	11,199	11,850	4,119	4,516
U.S. mortgage-backed securities	69	71	67	67

Total fixed maturities
available for sale	$18,774	$21,098	$4,911	$5,397

Held to maturity:
Due after one year through five years	$52	$55	$-	$-
Due after five years through 10 years	1,650	1,861	-	-
Due after 10 years	7,034	7,332	16	15

Total fixed maturities held to maturity	$8,736	$9,248	$16	$15

     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

EXH 13-60

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     In recent years we have purchased subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at the issue date subsequently increase to a market interest rate plus 150 to 300 basis points and change to a variable interest rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual debentures at December 31, 2003, were as follows:

	AFLAC Japan		AFLAC U.S.

	Amortized	Fair	Amortized	Fair
(In millions)	Cost	Value	Cost	Value

Available for sale:
Due after one year through five years	$542	$631	$55	$65
Due after five years through 10 years	63	101	-	-
Due after 10 years through 15 years	560	571	-	-
Due after 15 years	1,914	1,818	146	163

Total perpetual debentures
available for sale	$3,079	$3,121	$201	$228

Held to maturity:
Due after one year through five years	$148	$158	$-	$-
Due after five years through 10 years	1,111	1,205	-	-
Due after 10 years through 15 years	1,518	1,543	-	-
Due after 15 years	1,520	1,506	-	-

Total perpetual debentures
held to maturity	$4,297	$4,412	$-	$-

     As part of our investment activities, we own yen-denominated investments in variable interest entities (VIEs) totaling $1.5 billion at amortized cost, or $1.3 billion at fair value. We completed our review of these investments and concluded that we are the primary beneficiary. Therefore, we will consolidate our interests in accordance with FIN 46, Consolidation of Variable Interest Entities, effective March 31, 2004. The activities of these VIEs are limited to holding subordinated notes representing Tier 1 bank capital and utilizing the proceeds from the subordinated notes to service our investments therein. These VIEs are classified as available-for-sale fixed-maturity or perpetual securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The consolidation of these investments will not impact our financial position or results of operations.

     We also own investments in fixed-maturity qualified special purpose entities (QSPEs). At December 31, 2003, available-for-sale QSPEs totaled $1.0 billion at fair value ($1.0 billion at amortized cost), compared with $678 million at fair value ($679 million at amortized cost) a year ago. At December 31, 2002, we had one held-to-maturity QSPE totaling $267 million at amortized cost ($230 million at fair value). We reclassified this QSPE to the available-for-sale portfolio in 2003 when it experienced a credit rating downgrade.

EXH 13-61

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The underlying collateral assets of the QSPEs are yen-denominated securities, dollar-denominated securities or dollar-denominated securities that have been effectively transformed into yen-denominated assets through the use of currency and interest rate swaps. Each QSPE has a default trigger whereby default on any of the underlying notes would force dissolution of the QSPE, distribution of the underlying securities, and termination of the related swaps. We have no equity interests in any of the QSPEs, nor do we have control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

     For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis. As a result of these new requirements, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized unrealized gain of $327 million related to these securities. This gain represented the remaining unamortized portion of a $1.1 billion unrealized gain that was established in 1998 when we reclassified $6.4 billion of debt securities from the available-for-sale category to the held-to-maturity category.

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

     We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2003 and 2002, we had security loans outstanding with a fair value of $365 million and $1.0 billion, respectively, and we held cash in the amount of $374 million and $1.0 billion, respectively, as collateral for the loaned securities.

     Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities.

EXH 13-62

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
4.	FINANCIAL INSTRUMENTS

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2003		2002

	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value

Assets:
Fixed-maturity securities	$35,247	$35,758	$31,053	$31,258
Perpetual debentures	7,646	7,761	6,430	6,325
Equity securities	73	73	258	258
Liabilities:
Notes payable (excluding capitalized leases)	1,382	1,451	1,283	1,333
Cross-currency swaps	29	29	(25)	(25)
Obligation to Japanese policyholder
protection fund	265	265	227	227

     The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented above.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service. The fair values for our cross-currency swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the Japanese policyholder protection fund is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

     The preceding table excludes liabilities for future policy benefits of $35.6 billion and $29.8 billion at December 31, 2003 and 2002, respectively, as these liabilities are not considered financial instruments.

     As of December 31, 2003, we had outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 6). We designated these cross-currency swaps as a hedge of the foreign currency exposure of our investment in AFLAC Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes.

     Our risk management objectives related to our cross-currency swaps are to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations and to also reduce our interest expense by converting the dollar-denominated principal and interest on our senior notes into yen-denominated obligations. By entering into these cross-currency swaps, we have effectively converted the dollar-denominated principal and interest into yen-denominated obligations, thereby reducing our interest expense from 6.5% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

EXH 13-63

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The components of the fair value of the cross-currency swaps were reflected as an asset or (liability) on the balance sheet as of December 31 as follows:

(In millions)	2003	2002

Interest rate component	$36	$38
Foreign currency component	(69)	(18)
Accrued interest component	4	5

Total fair value of cross-currency swaps	$(29)	$25

     The following is a reconciliation of the foreign currency component of the cross-currency swaps as included in accumulated other comprehensive income.

(In millions)	2003	2002	2001

Balance, beginning of year	$(18)	$27	$(34)
Increase (decrease) in fair value of cross-currency swaps	(54)	(8)	62
Interest rate component not qualifying for hedge
accounting reclassified to net earnings	3	(37)	(1)

Balance, end of year	$(69)	$(18)	$27

     We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31:

(In millions)	2003		2002

Counterparty	Fair Value	Notional Amount	Fair Value	Notional Amount
Credit Rating	of Swaps	of Swaps	of Swaps	of Swaps

AA	$(25)	$375	$20	$375
A	(4)	75	5	75

Total	$(29)	$450	$25	$450

     We have also designated our yen-denominated notes payable (see Note 6) as hedges of the foreign currency exposure of our investment in AFLAC Japan.

5.	POLICY LIABILITIES

     Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 91% and 5% of total policy liabilities at December 31, 2003, respectively. Future policy benefits represent claims that will occur in the future and are calculated as the present value of expected benefits to be paid less the present value of expected net premiums, including a provision for adverse deviation. These present values are determined at policy issuance. Unpaid policy claims include those claims that have occurred and are in the process of payment as well as an estimate of those claims that have occurred but have not yet been reported to us. We regularly review the adequacy of our policy liabilities in total and by component.

EXH 13-64

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates

	Policy Issue			Year of	In 20
(In millions)	Year	2003	2002	Issue	Years

Health insurance:
Japan:	1999 - 2003	$2,046	$1,109	3.0%	3.0%
	1997 - 1999	2,249	1,842	3.5	3.5
	1995 - 1996	240	199	4.0	4.0
	1994 - 1996	3,318	2,780	4.5	4.5
	1985 - 1994	16,041	13,816	5.25 - 5.65	5.25 - 5.65
	1978 - 1986	4,352	3,848	6.5 - 6.75	5.5
	1974 - 1979	974	860	7.0	5.0

U.S.:	1998 - 2003	587	433	7.0	7.0
	1988 - 2003	924	882	8.0	6.0
	1986 - 2003	1,099	965	6.0	6.0
	1985 - 1986	26	26	6.5	6.5
	1981 - 1986	235	240	7.0	5.5
	Other	39	41

Life insurance:
Japan:	2001 - 2003	21	9	1.85	1.85
	1999 - 2003	496	275	3.0	3.0
	1997 - 1999	511	411	3.5	3.5
	1994 - 1996	838	695	4.0	4.0
	1985 - 1993	1,526	1,311	5.25 - 5.65	5.25 - 5.65

U.S.:	1956 - 2003	66	55	4.0 - 6.0	4.0 - 6.0

Total		$35,588	$29,797

     The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.9% in 2003, 5.0% in 2002, and 5.1% in 2001; and for U.S. policies, 6.4% in 2003, 2002 and 2001.

EXH 13-65

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended

December 31:

(In millions)	2003	2002	2001

Unpaid supplemental health claims, beginning of year	$1,678	$1,540	$1,670

Add claims incurred during the year related to:
Current year	4,237	3,642	3,454
Prior years	(275)	(354)	(304)

Total incurred	3,962	3,288	3,150

Less claims paid during the year on claims incurred during:
Current year	2,799	2,402	2,285
Prior years	982	866	821

Total paid	3,781	3,268	3,106

Effect of foreign exchange rate changes on unpaid claims	149	118	(174)

Unpaid supplemental health claims, end of year	2,008	1,678	1,540
Unpaid life claims, end of year	7	75	75

Total liability for unpaid policy claims	$2,115	$1,753	$1,615

     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates.

6.	NOTES PAYABLE

     A summary of notes payable as of December 31 follows:

(In millions)	2003	2002

6.50% senior notes due April 2009 (principal amount $450)	$449	$449
Yen-denominated Samurai notes:
1.55% notes due October 2005 (principal amount 30 billion yen)	280	250
.87% notes due June 2006 (principal amount 40 billion yen)	373	334
.96% notes due June 2007 (principal amount 30 billion yen)	280	250
Obligations under capitalized leases, payable monthly through 2008,
secured by computer equipment in Japan	27	29

Total notes payable	$1,409	$1,312

     The Parent Company has issued 100 billion yen of yen-denominated Samurai notes in Japan. These securities are not available to U.S. residents or entities. In 2000, we issued 30 billion yen (approximately $277 million at issuance); in 2001, we issued 40 billion yen (approximately $333 million at issuance); and in 2002, we issued 30 billion yen (approximately $254 million at issuance). All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium.

EXH 13-66

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period as the yen/dollar exchange rate fluctuates. We have designated these yen-denominated notes payable as a hedge of the foreign currency exposure of our investment in AFLAC Japan.

     In 1999, we issued $450 million of 6.50% senior notes due April 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. We have entered into cross-currency swaps related to these notes (see Note 4).

     In December 2003, the Parent Company filed a shelf Registration Statement with Japanese regulatory authorities to issue up to 100 billion yen of yen-denominated Samurai notes in Japan. These securities will not be available to U.S. persons or entities.

     The aggregate contractual maturities of notes payable during each of the years after December 31, 2003, are as follows: 2004, $11 million; 2005, $287 million; 2006, $378 million; 2007, $283 million; 2008, $1 million; and 2009, $450 million.

     We were in compliance with all of the covenants of our notes payable at December 31, 2003. No events of default or defaults occurred during 2003 and 2002.

7.	INCOME TAXES

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total

2003:
Current	$184	$28	$212
Deferred	118	100	218

Total income tax expense	$302	$128	$430

2002:
Current	$327	$26	$353
Deferred	(4)	89	85

Total income tax expense	$323	$115	$438

2001:
Current	$313	$25	$338
Deferred	(14)	70	56

Total income tax expense	$299	$95	$394

EXH 13-67

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)	2003	2002	2001

Income taxes based on U.S. statutory rates	$429	$441	$378
Utilization of foreign tax credit carryforwards	(18)	(21)	(21)
Noninsurance losses generating no current tax benefit	-	-	12
Nondeductible expenses	5	12	11
Other, net	14	6	14

Income tax expense	$430	$438	$394

     Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2003	2002	2001

Statements of earnings	$430	$438	$394

Other comprehensive income:
Changes in unrealized foreign currency translation gains	(112)	(81)	99
Minimum pension liability adjustment	(12)	-	-
Unrealized gains on investment securities:
Unrealized holding gains (losses) arising during the year	(313)	239	110
Reclassification adjustment for realized
(gains) losses included in net earnings	110	(1)	(2)

Total income tax expense (benefit) allocated to other
comprehensive income	(327)	157	207

Additional paid-in capital (exercise of stock options)	(1)	(1)	(1)

Total income taxes	$102	$594	$600

     Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $111 million in 2003 and $80 million in 2002, compared with deferred income tax expense of $98 million in 2001, which represented Japanese income taxes on currency translation gains/losses that arose for Japanese tax purposes from the translation of AFLAC Japan's dollar-denominated investments into yen.

EXH 13-68

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2003	2002

Deferred income tax liabilities:
Deferred policy acquisition costs	$1,382	$1,144
Unrealized gains on investment securities	1,117	1,018
Other basis differences in investment securities	70	275
Premiums receivable	110	92
Other	32	11

Total deferred income tax liabilities	2,711	2,540

Deferred income tax assets:
Policy benefit reserves	64	140
Policyholder protection fund obligation	83	70
Unfunded retirement benefits	37	35
Other accrued expenses	63	66
Tax credit carryforwards	128	128
Policy and contract claims	71	36
Difference in tax basis of investment in AFLAC Japan	205	49
Unrealized exchange loss on yen-denominated notes payable	67	20
Capital loss carryforwards	106	-
Other	135	93

Total gross deferred income tax assets	959	637
Less valuation allowance	234	196

Total deferred income tax assets	725	441

Net deferred income tax liability	1,986	2,099
Current income tax liability	203	265

Total income tax liability	$2,189	$2,364

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for alternative minimum tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 2003, the valuation allowance for deferred tax assets increased by $38 million, compared with $70 million in 2002, due to changes in carryforwards of alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, alternative minimum tax credit carryforwards of $128 million were available at December 31, 2003.

EXH 13-69

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
8.	SHAREHOLDERS' EQUITY

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)	2003	2002	2001

Common stock - issued:
Balance, beginning of year	648,618	646,559	644,813
Exercise of stock options	2,936	2,059	1,746

Balance, end of year	651,554	648,618	646,559

Treasury stock:
Balance, beginning of year	134,179	124,944	115,603
Purchases of treasury stock:
Open market	10,188	12,094	12,219
Other	215	195	168
Shares issued to AFL Stock Plan	(1,766)	(1,776)	(1,830)
Exercise of stock options	(1,154)	(1,278)	(1,216)

Balance, end of year	141,662	134,179	124,944

Shares outstanding, end of year	509,892	514,439	521,615

     Share Repurchase Program: As of December 31, 2003, we had approximately seven million shares available for purchase under the share repurchase program authorized by the board of directors in February 2002. In February 2004, the board of directors authorized the purchase of up to an additional 30 million shares of our common stock.

     Stock Split: In 2001, the board of directors declared a two-for-one stock split. Upon distribution of the split, we transferred $32 million from additional paid-in capital to common stock representing the par value of the new shares.

     Stock Options: The Company's stock option plan allows grants for both incentive stock options and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The majority of our options generally vest after three years. At December 31, 2003, seven million shares were available for future grants.

     We use the intrinsic value method to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options because the exercise price is equal to the fair market value at the date of grant. See Note 1 for additional information regarding stock options.

EXH 13-70

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The following table summarizes stock option activity:

		Weighted-Average
	Option	Exercise Price
(In thousands of shares)	Shares	Per Share

Outstanding at December 31, 2000	25,981	$13.27
Granted in 2001	2,442	28.29
Canceled in 2001	(123)	23.29
Exercised in 2001	(3,043)	6.89

Outstanding at December 31, 2001	25,257	15.44
Granted in 2002	2,056	27.82
Canceled in 2002	(77)	26.33
Exercised in 2002	(3,476)	7.53

Outstanding at December 31, 2002	23,760	17.64
Granted in 2003	2,324	31.70
Canceled in 2003	(74)	29.14
Exercised in 2003	(4,374)	8.96

Outstanding at December 31, 2003	21,636	$20.87

(In thousands of shares)	2003	2002	2001

Shares exercisable, end of year	15,325	15,072	16,329

     The following table summarizes information about stock options outstanding at December 31, 2003:

(In thousands of shares)			Options Outstanding			Options Exercisable

				Wgtd.-Avg.	Weighted-		Weighted-
				Remaining	Average		Average
Range of			Number	Contractual	Exercise	Number	Exercise
Exercise Prices			Outstanding	Life (Yrs.)	Price	Exercisable	Price

$4.92	-	$7.92	2,394	1.99	$7.70	2,394	$7.70
8.48	-	13.31	2,480	3.29	11.82	2,480	11.82
13.66	-	15.05	2,862	4.35	14.85	2,862	14.85
15.22	-	22.73	2,237	5.87	21.77	2,237	21.77
22.84	-	23.23	3,798	6.44	23.22	3,798	23.22
23.41	-	25.12	2,443	7.02	24.41	1,184	24.01
25.13	-	30.38	2,192	7.31	28.84	331	27.77
30.57	-	35.85	3,230	9.13	31.43	39	32.76

$4.92	-	$35.85	21,636	5.81	$20.87	15,325	$17.36

EXH 13-71

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For the pro forma information presented in Note 1, the fair value of each option granted was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2003.

	2003	2002	2001

Expected life from vesting date (years)	2.9 - 3.7	4.3 - 5.5	4.4 - 5.6
Dividend yield	.8%	.8%	.8%
Expected volatility	26.1%	31.9%	32.4%
Risk-free interest rate	4.5%	5.0%	5.0%

     For the year ended December 31, 2003, there were approximately 304,400 weighted-average shares, compared with 987,900 in 2002 and 1,057,900 in 2001, for outstanding stock options that were not included in the calculation of weighted-average shares used in the computation of diluted earnings per share because the exercise price for these options was greater than the average market price during these periods.

     Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

9.	STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, AFLAC Japan, must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese statutory accounting basis as prescribed by the FSA.

     As determined on a U.S. statutory accounting basis, AFLAC's net income was $742 million in 2003, $506 million in 2002 and $370 million in 2001. Capital and surplus was $2.4 billion and $2.1 billion at December 31, 2003 and 2002, respectively.

     Net assets of the insurance subsidiaries aggregated $7.9 billion at December 31, 2003, on a GAAP basis, compared with $7.5 billion a year ago. AFLAC Japan accounted for $4.6 billion, or 58.7%, of these net assets, compared with $4.8 billion, or 64.0% at December 31, 2002.

EXH 13-72

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     Reconciliations of AFLAC's net assets on a GAAP basis to capital and surplus determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2003	2002

Net assets on GAAP basis	$7,899	$7,481
Adjustment of carrying values of investments	(3,482)	(3,831)
Elimination of deferred policy acquisition costs	(4,978)	(4,221)
Adjustment to policy liabilities	1,049	769
Adjustment to deferred income taxes	2,247	2,336
Other, net	(382)	(421)

Net assets on U.S. statutory accounting basis	$2,353	$2,113

     Capital and surplus (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $2.6 billion and $3.2 billion at December 31, 2003 and 2002, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, premium income is recognized on a cash basis, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods and assumptions are different, policyholder protection fund obligations are not accrued, and deferred income tax liabilities are recognized on a different basis.

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Nebraska without prior approval of the director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividend payments by AFLAC during 2004 in excess of $738 million would require such approval. Dividends paid by AFLAC during 2003 were $408 million.

     A portion of AFLAC Japan earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. AFLAC Japan remitted profits of $385 million, or 45.6 billion yen, to AFLAC U.S. during 2003, compared with $383 million, or 45.3 billion yen in 2002, and $185 million, or 23.0 billion yen in 2001. The 2001 profit repatriation was reduced as a result of our decision to retain earnings in Japan in order to enhance our solvency margin.

EXH 13-73

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     For the Japanese reporting fiscal year ended March 31, 2002, AFLAC Japan was required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, investment securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan now classifies investment securities in either an available-for-sale category at fair value or a held-to-maturity category at amortized cost. Unrealized gains and losses on investment securities available for sale are reported in capital and surplus and reflected in solvency margin calculations. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin, and amounts available for annual profit repatriation.

10.	BENEFIT PLANS

     Our basic employee defined-benefit pension plans cover substantially all of our full-time employees. Pension plan assets of our U.S. and Japanese plans consist of diverse portfolios of debt and equity securities. At December 31, 2003, other liabilities included a liability for both plans in the amount of $65 million, compared with $39 million a year ago. The projected benefit obligation of both our U.S. and Japanese plans significantly exceeded the fair value of plan assets at December 31, 2003 and 2002. The underfunded status of the plans was primarily attributable to steadily increasing pension benefit obligations combined with depressed fair values for the assets of both plans as a result of general market conditions for investment securities during 2003 and 2002. During 2003, market conditions affecting the fair value of U.S. plan assets improved, resulting in a positive return in 2003. Under GAAP, a minimum pension liability is required when the unfunded actuarial present value of the accumulated benefit obligation exceeds plan assets and the accrued pension liability. The change in the minimum pension liability in our U.S. plan included in other comprehensive income was $9 million for the year ended December 31, 2003, compared with $8 million a year ago. The change in the minimum pension liability in the Japanese plan included in other comprehensive income was $27 million for the year ended December 31, 2003. There was no minimum pension liability in the Japanese plan included in other comprehensive income in the prior year.

EXH 13-74

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The measurement date for performing the valuation of our U.S. plan is September 30. Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2003		2002

(In thousands)	Japan	U.S.	Japan	U.S.

Projected benefit obligation:
Benefit obligation, beginning of year	$91,305	$89,040	$69,194	$79,047
Service cost	8,538	5,078	5,491	3,901
Interest cost	3,352	6,268	1,953	5,505
Plan amendments	-	-	-	577
Actuarial loss (gain)	30,627	12,699	8,542	1,583
Benefits paid	(1,639)	(2,046)	(1,274)	(1,573)
Effect of foreign exchange rate changes	12,447	-	7,399	-
Benefit obligation transferred to government plan	(47,824)	-	-	-

Benefit obligation, end of year	96,806	111,039	91,305	89,040

Plan assets:
Fair value of plan assets, beginning of year	45,746	45,829	39,419	48,761
Actual return on plan assets	1,353	4,106	(2,792)	(4,350)
Employer contribution	6,445	4,165	6,362	2,991
Benefits paid	(1,639)	(2,046)	(1,274)	(1,573)
Effect of foreign exchange rate changes	5,960	-	4,031	-
Assets transferred to government plan	(26,719)	-	-	-

Fair value of plan assets, end of year	31,146	52,054	45,746	45,829

Funded status	(65,660)	(58,985)	(45,559)	(43,211)
Unrecognized net actuarial loss (gain)	55,595	43,090	21,600	30,769
Unrecognized transition obligation (asset)	3,148	(232)	3,012	(354)
Unrecognized prior service cost	670	1,842	647	2,018
Adjustment for minimum pension liability	(27,189)	(16,858)	-	(8,080)

Liability for accrued benefit cost	$(33,436)	$(31,143)	$(20,300)	$(18,858)

Accumulated benefit obligation	$64,582	$83,196	$63,207	$66,705

     Equity securities accounted for 59% of U.S. plan assets at December 31, 2003, compared with 54% a year ago. Equity securities for our U.S. plan included $2 million (4% of plan assets) of AFLAC Incorporated common stock at both December 31, 2003 and 2002. Fixed-income securities accounted for 28% of U.S. plan assets at December 31, 2003, compared with 25% a year ago. Cash and cash equivalents accounted for 13% in 2003, compared with 21% a year ago. Target asset allocations for U.S. plan assets are 55% to 60% equity securities, 35% to 40% fixed-income securities and 5% to 10% cash and cash equivalents.

EXH 13-75

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The investment objective of our U.S. plan is to preserve the purchasing power of the plan's assets and earn a reasonable inflation adjusted rate of return over a long-term horizon. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering investment security quality, type and concentration. These policies prohibit investments in derivatives, precious metals, limited partnerships, real estate, venture capital, futures contracts, and foreign securities. We are also prohibited from trading on margin.

     We monitor U.S. plan asset performance results over a three to five year period utilizing shorter time frame performance measures to identify trends. We review investment performance and compliance with stated investment policies and practices on a quarterly basis. The specific three to five year investment objectives for the U.S. pension plan are to earn a total rate of return on equity securities which exceeds the rate of return for the Standard & Poor's 500 stock index and to earn a total rate of return on fixed-income securities which exceeds the Merrill Lynch one-to-ten year investment grade government/corporate bond index.

     Expected future benefits payments for the U.S. plan were as follows: 2004, $3 million; 2005, $3 million; 2006, $3 million; 2007, $3 million; 2008, $4 million; and 2009 through 2013, $25 million. We estimate that contributions to fund the plan will be approximately $6 million in 2004.

     Equity securities accounted for 35% of Japanese plan assets at December 31, 2003, compared with 50% a year ago. Fixed-income securities accounted for 65% of Japanese plan assets, compared with 50% a year ago.

     Our Japanese pension plan has two distinct components: the corporate portion and the substitutional portion. The corporate portion is based on a plan established by AFLAC Japan. The substitutional portion is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. By maintaining the substitutional portion, AFLAC Japan was exempted from contributions to Japanese Pension Insurance (JPI).

     In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In phase one, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In phase two, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to JPI. In phase three, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In phase four, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the JPI.

EXH 13-76

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     During 2003, we made the decision to separate the substitutional portion from the pension plan and transfer the obligation and related plan assets to the Japanese government. As of December 31, 2003, we had completed all four phases outlined above with the exception of the transfer of the related assets to the Japanese government. In January 2004, participants in the substitutional portion of the plan were notified by the Japanese government that it had assumed the liability for past and future service portions of the plan. However, as of December 31, 2003, we no longer had a pension obligation related to the substitutional plan. The Japanese government began making payments to plan participants effective December 1, 2003.

     In accordance with EITF 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities, following transfer and acceptance of the substitutional plan assets, we will recognize a gain of $7 million in the first quarter of 2004. This gain comprises a settlement loss and related increase in the accrued pension liability in the amount of $17 million for the release of unrecognized losses related to the substitutional plan; a reduction in pension expense and related adjustment to the accrued pension liability in the amount of $15 million for the release of the accrued pension cost related to the substitutional plan; and a subsidy from the Japanese government in the amount of $9 million (other income) in connection with the completion of the transfer process.

     In the course of separating the substitutional plan from our pension plan, we updated our covered salary assumptions, and revised withdrawal and payment rate tables and service date information for the corporate portion of the plan to better reflect its provisions. These changes resulted in an actuarial loss of $26 million, which is included in the actuarial loss component of the Japanese plan benefit obligation as of December 31, 2003.

     The components of retirement expense and actuarial assumptions for the pension plans for the years ended December 31 were as follows:

	2003		2002		2001

(In thousands)	Japan	U.S.	Japan	U.S.	Japan	U.S.

Components of net periodic
benefit cost:
Service cost	$8,538	$5,078	$5,491	$3,901	$4,132	$3,583
Interest cost	3,352	6,268	1,953	5,505	1,784	5,072
Expected return on plan assets	(1,258)	(5,044)	(1,176)	(5,290)	(1,152)	(5,612)
Amortization of:
Net actuarial loss	3,331	1,316	685	131	225	-
Transition obligation (asset)	310	(122)	290	(121)	295	(122)
Prior service cost	75	175	71	175	72	138

Net periodic benefit cost	$14,348	$7,671	$7,314	$4,301	$5,356	$3,059

Weighted-average actuarial
assumptions used in the
calculations:
Discount rate - net
periodic benefit cost	2.5%	6.5%	2.5%	7.0%	2.5%	7.0%
Discount rate - benefit obligations	2.5	6.5	2.5	7.0	2.5	7.0
Expected long-term return on
plan assets	2.5	9.0	2.5	9.0	2.5	9.0
Rate of compensation increase	3.5	4.0	3.5	4.0	3.5	4.0

EXH 13-77

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     We base the long-term rate of return on U.S. plan assets on the historical rates of return over the last 15 years and the expectation of similar returns over the long-term investment goals and objectives of U.S. plan assets.

     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. Retirement expense for the unfunded supplemental plans was $19 million in 2003, $13 million in 2002, and $15 million in 2001. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2003 and 2002, was $180 million and $167 million, respectively. The actuarial present value of projected benefit obligations was $194 million and $172 million at December 31, 2003 and 2002, respectively. The assumptions used in the valuation of these plans were the same as for the funded plans.

     Reconciliations of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)	2003	2002

Benefit obligation:
Benefit obligation, beginning of year	$18,060	$15,010
Service cost	681	423
Interest cost	1,231	1,051
Actuarial loss (gain)	1,763	2,722
Benefits paid	(1,193)	(1,146)

Unfunded benefit obligation, end of year	20,542	18,060
Unrecognized net actuarial gain (loss)	(5,195)	(3,714)
Unrecognized prior service cost	(266)	(291)

Accrued benefit cost	$15,081	$14,055

EXH 13-78

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

     The components of expense for the retiree medical program and other postretirement benefits, along with actuarial assumptions, were as follows for the years ended December 31:

(In thousands)	2003	2002	2001

Service cost	$681	$423	$522
Interest cost	1,231	1,051	1,020
Amortization of net (gain) loss	281	-	-
Amortization of prior service cost	26	25	25

Net periodic benefit cost	$2,219	$1,499	$1,567

Discount rate:
Net periodic cost	6.5%	7.0%	7.0%
Benefit obligations	6.5	7.0	7.0
Effect of 1-percentage point increase in health
care cost trend rate:
On total of service and interest cost components	$2,331	$183	$168
On postretirement benefit obligation	1,650	1,279	1,070
Effect of 1-percentage point decrease in health
care cost trend rate:
On total of service and interest cost components	(1,886)	(156)	(143)
On postretirement benefit obligation	(1,437)	(1,113)	(919)

     The projected health care cost trend rate used in 2003 was 11%, graded to 6% over six years.

     Stock Bonus Plan: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of AFLAC Incorporated common stock based on their new annualized premium sales and persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $32 million in 2003, $30 million in 2002, and $24 million in 2001.

11.	COMMITMENTS AND CONTINGENT LIABILITIES

     We lease office space and equipment under various agreements that expire in various years through 2021. Future minimum lease payments due under non-cancelable operating leases at December 31, 2003, were as follows: 2004, $41 million; 2005, $20 million; 2006, $13 million; 2007, $9 million; and thereafter, $34 million.

     A portion of AFLAC Japan's administrative office building is located on leased land. Under the terms of the lease agreement, we are committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 2003, the estimated fair value of the leased land was 1.8 billion yen ($17 million using the year-end exchange rate).

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

EXH 13-79

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents
12.	SUPPLEMENTARY INFORMATION

	2003	2002	2001

Weighted-average shares used in calculating
earnings per share (In thousands):
Average outstanding shares used for
calculating basic EPS	513,220	517,541	525,098
Dilutive effect of stock options	8,918	10,785	12,285

Average outstanding shares used for
calculating diluted EPS	522,138	528,326	537,383

Other:
Policy acquisition costs deferred
during the year (In millions)	$874	$756	$651
Commissions deferred as a percentage of
total acquisition costs deferred	76%	74%	71%
Personnel compensation and benefits as a
percentage of insurance expenses	45%	47%	44%

Supplemental disclosures of cash
flow information (In millions):
Income taxes paid	$333	$363	$347
Interest paid	18	22	23
Impairment losses included in realized
investment losses	1	58	86
Noncash financing activities:
Capitalized lease obligations	14	8	17
Treasury shares issued to AFL Stock Plan for:
Shareholder dividend reinvestment	8	7	6
Associates stock bonus	31	22	17

Property and equipment (In millions):
Land	$142	$131	$117
Buildings	392	355	339
Equipment	243	219	186

	777	705	642
Less accumulated depreciation	259	223	186

Net property and equipment	$518	$482	$456

EXH 13-80

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Independent Auditors' Report

     The shareholders and board of directors of AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
February 2, 2004

EXH 13-81

AFLAC Incorporated Form 10-K	EXH 13 Table of Contents

Unaudited Consolidated Quarterly Financial Data

     In management's opinion, this quarterly information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)

	March 31,	June 30,	September 30,	December 31,
Three months ended,	2003	2003	2003	2003

Premium income	$2,372	$2,407	$2,478	$2,664
Net investment income	430	436	448	473
Realized investment gains (losses)	(7)	(6)	(4)	(284)
Other income (loss)	12	24	9	(6)

Total revenues	2,807	2,861	2,931	2,847
Total benefits and expenses	2,437	2,484	2,560	2,741

Earnings before income taxes	370	377	371	106
Total income tax	133	129	134	33

Net earnings	$237	$248	$237	$73

Net earnings per basic share	$.46	$.48	$.46	$.14
Net earnings per diluted share	.45	.48	.45	.14

	March 31,	June 30,	September 30,	December 31,
Three months ended,	2002	2002	2002	2002

Premium income	$1,998	$2,097	$2,253	$2,247
Net investment income	381	397	418	418
Realized investment gains (losses)	(8)	(3)	(3)	-
Other income (loss)	-	22	39	1

Total revenues	2,371	2,513	2,707	2,666
Total benefits and expenses	2,086	2,191	2,350	2,371

Earnings before income taxes	285	322	357	295
Total income tax	102	110	117	109

Net earnings	$183	$212	$240	$186

Net earnings per basic share	$.35	$.41	$.46	$.36
Net earnings per diluted share	.34	.40	.45	.35

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

EXH 13-82